[LOGO] Sandwich                              100 OLD KINGS HIGHWAY o PO BOX 959
       Bancorp, Inc.                                   SANDWICH o MA 02563-0959
                                            (508) 888-0026 o FAX (508) 833-0005
--------------------------------------------------------------------------------


                              September 21, 1998


Dear Stockholder:


     It is my pleasure to invite you to attend a special meeting of the stockholders of Sandwich Bancorp, Inc. ("Sandwich Bancorp") to be held on Thursday, October 29, 1998, at 2:00 p.m. Eastern Time at the Ridge Club in Sandwich, Massachusetts.


     At the special meeting, we will ask our stockholders to consider and vote on a proposal to approve an Amended and Restated Affiliation and Merger Agreement (the "Merger Agreement") and the transactions contemplated thereby, including the merger (the "Merger") of Sandwich Bancorp with a corporate subsidiary of Seacoast Financial Services Corporation (formerly known as The 1855 Bancorp), the parent holding company of Compass Bank for Savings, New Bedford, Massachusetts. In connection with and prior to the Merger, Seacoast Financial will convert from a bank holding company in mutual form to a bank holding company in stock form (the "Conversion"), and will offer shares of its common stock at $10.00 per share in a subscription and community offering. The consummation of the Merger is subject to various conditions, including consummation of the Conversion, the receipt of all required regulatory approvals and the receipt of the approval of the stockholders of Sandwich Bancorp. The Merger is expected to be consummated in the fourth quarter of 1998, on the tenth trading day following consummation of the Conversion.

     Subject to certain limitations, in accordance with the Merger Agreement, you will receive a number of shares of common stock of Seacoast Financial for each share of common stock of Sandwich Bancorp held by you in a tax-free exchange, and cash in lieu of any fractional share of Seacoast Financial common stock which you otherwise would be entitled to receive. The number of shares of Seacoast Financial common stock you receive will be determined by application of an exchange ratio (the "Exchange Ratio") which will be based upon the average trading price of Seacoast Financial common stock during a period following the consummation of the Conversion. This average trading price (the "Seacoast Financial Trading Price") will be determined by averaging the closing bid and asked prices of Seacoast Financial common stock for each of the second through the ninth trading days (inclusive) following consummation of the Conversion (the average of the closing bid and asked price for each such day is referred to as the "Daily Closing Price"), discarding the two highest and two lowest Daily Closing Prices and averaging the remaining Daily Closing Prices. The closing bid and asked prices will be as quoted at the close of business on the Nasdaq National Market System (the "Nasdaq National Market").

     Depending on the Seacoast Financial Trading Price and the Exchange Ratio, the indicated value of the shares of Seacoast Financial Common Stock to be received in exchange for each share of Sandwich Bancorp Common Stock could be less than $64 per share or as high as $71.11 per share. If the Seacoast Financial Trading Price is between $10.01 and $13.50, the Exchange Ratio will be between 6.3936 and 4.7407 (determined by dividing $64.00 by the Seacoast Financial Trading Price), such that the indicated value of the shares of Seacoast Financial Common Stock to be issued would be $64 per share of Sandwich Bancorp Common Stock. If the Seacoast Financial Trading Price is between $13.51 and $15.00, the Exchange Ratio will be fixed at 4.7407, such that the indicated value of the shares of Seacoast Financial Common Stock to be issued would be between $64.05 and $71.11 per share of Sandwich Bancorp Common Stock. If the Seacoast Financial Trading Price exceeds $15.00, the Exchange Ratio will be less than 4.7407 (determined by dividing $71.11 by the Seacoast Financial Trading Price), such that the indicated value of the shares of Seacoast Financial Common Stock to be issued would be $71.11 per share of Sandwich Bancorp Common Stock. If the Seacoast Financial Trading Price is equal to or less than $10.00 per share, the Exchange Ratio will be fixed at 6.4000, such that the indicated value of the shares of Seacoast Financial Common Stock to be issued would be $64 or less per share of Sandwich Bancorp Common Stock.

     The Exchange Ratio was negotiated by our Board of Directors in light of various factors. Sandler O'Neill & Partners, L.P., our financial advisor ("Sandler O'Neill"), has advised the Board of Directors that in Sandler O'Neill's opinion the consideration to be received by Sandwich Bancorp's stockholders in the Merger is fair to Sandwich Bancorp's stockholders from a financial point of view.

     The Board of Directors believes that the Merger is in the best interests of our stockholders. ACCORDINGLY, THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND RECOMMENDS THAT SANDWICH BANCORP'S STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER.

     The accompanying Proxy Statement/Prospectus contains additional information about the Merger. We urge you to read and consider it carefully. It is very important that your shares be represented at the special meeting, whether or not you plan to attend in person. Because the affirmative vote of the holders of at least two-thirds of the outstanding shares of Sandwich Bancorp common stock is required for approval of the Merger, a failure to vote would have the effect of a vote against the Merger.

     Please take the time to consider this important matter and vote now. In order to make sure that your vote is represented, indicate your vote on the enclosed proxy card, date and sign it and return it to us in the enclosed postage-paid envelope. If you attend the special meeting in person, you may revoke your proxy at the meeting and vote in person.

     ON BEHALF OF THE BOARD OF DIRECTORS, I THANK YOU FOR YOUR SUPPORT AND URGE YOU TO VOTE "FOR" APPROVAL OF THE MERGER.



                                        Sincerely,


                                        /s/ Frederic D. Legate

                                        FREDERIC D. LEGATE
                                        President and Chief Executive Officer

            * PLEASE DO NOT SUBMIT STOCK CERTIFICATES AT THIS TIME *

                            SANDWICH BANCORP, INC.
                             100 Old Kings Highway
                         Sandwich, Massachusetts 02563



                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON OCTOBER 29, 1998

     Notice is hereby given that a special meeting (the "Special Meeting") of the stockholders of Sandwich Bancorp, Inc. ("Sandwich Bancorp"), the holding company for The Sandwich Co-operative Bank ("Sandwich Bank"), will be held on Thursday, October 29, 1998 at 2:00 p.m. Eastern Time at the Ridge Club in Sandwich, Massachusetts, for the purpose of considering and acting upon the following matters:


     1. Approval of the Merger. The approval of an Amended and Restated Affiliation and Merger Agreement (the "Merger Agreement") among Sandwich Bancorp, Sandwich Bank, The 1855 Bancorp (now known as "Seacoast Financial Services Corporation" and referred to herein as "Seacoast Financial") and Compass Bank for Savings, a wholly owned subsidiary of Seacoast Financial, and the transactions contemplated thereby, including the merger of Sandwich Bancorp with a corporate subsidiary of Seacoast Financial (the "Merger"), pursuant to which each outstanding share of Sandwich Bancorp common stock, other than shares held by any dissenting stockholders or by Seacoast Financial and any subsidiary, will convert into and become exchangeable for shares of common stock of Seacoast Financial.

     2. Other Business. The transaction of such other business as may properly come before the Special Meeting or any adjournments or postponements thereof, including any proposals to adjourn the Special Meeting to permit further solicitation of proxies by the Board of Directors in the event that there are not sufficient votes to approve the Merger at the time of the Special Meeting. The Board of Directors is not aware of any other business to come before the Special Meeting.

     Pursuant to Sandwich Bancorp's By-Laws, the Board of Directors has set September 3, 1998 as the record date for the determination of the holders of Sandwich Bancorp common stock entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof.

     If the Merger Agreement is approved by the stockholders of Sandwich Bancorp at the Special Meeting and the Merger is consummated, any Sandwich Bancorp stockholder (i) who files with Sandwich Bancorp before the taking of the vote on the approval of the Merger Agreement written objection to the proposed Merger stating that he or she intends to demand payment for his or her shares if the Merger is consummated and (ii) whose shares are not voted in favor of such action has or may have the right to demand in writing from Seacoast Financial (as it exists after the Merger), within twenty days after the date of mailing to him or her of notice in writing that the Merger has been consummated, payment for his or her shares and an appraisal of the value thereof. Sandwich Bancorp and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in Sections 85 to 98, inclusive, of Chapter 156B of the General Laws of Massachusetts, copies of which are attached hereto at Appendix C to the accompanying Proxy Statement/Prospectus. See "The Proposed Merger--Dissenters' Rights" in the Proxy Statement/Prospectus for more information.

     If you have any questions or require assistance, please call either us at 1-800-292-9222 or Morrow & Co., which is assisting us in the solicitation of proxies, at 1-800-566-9061.

                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        /s/ Dana S. Briggs

                                        Dana S. Briggs
                                        Secretary


                                  IMPORTANT:

     YOUR VOTE IS IMPORTANT. IN ORDER TO ASSURE YOUR REPRESENTATION AT THE SPECIAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN YOUR PROXY CARD IN THE ENCLOSED ENVELOPE AS SOON AS POSSIBLE. NO POSTAGE IS REQUIRED FOR MAILING IN THE UNITED STATES.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER.

                              TABLE OF CONTENTS


Available Information .....................................................   4
Incorporation by Reference ................................................   4
Forward-Looking Statements ................................................   5
Summary ...................................................................   6
Sandwich Bancorp Common Stock Price and Dividend Information ..............  16
Selected Consolidated Financial and Other Data of Seacoast Financial ......  17
Selected Consolidated Financial and Other Data of Sandwich Bancorp ........  20
Selected Unaudited Pro Forma Consolidated Financial Data of
  Seacoast Financial ......................................................  22
Recent Developments .......................................................  24
Risk Factors ..............................................................  28
Special Meeting Information ...............................................  33
The Proposed Merger .......................................................  35
Pro Forma Data ............................................................  49
Regulatory Capital Compliance .............................................  62
Capitalization ............................................................  63
Use of Proceeds of Conversion .............................................  65
Seacoast Financial's Dividend Policy ......................................  66
Market for Seacoast Financial Common Stock ................................  66
Seacoast Financial and Subsidiary Consolidated Statements of Income .......  67
Management's Discussion and Analysis of Financial Condition and
 Results of Operations of Seacoast Financial ..............................  68
Business of Seacoast Financial ............................................  82
Business of Compass .......................................................  83
Certain Effects of the Merger on Seacoast Financial ....................... 110
The Conversion and the Merger ............................................. 113
Federal and State Taxation of Seacoast Financial and Compass .............. 132
Regulation of Seacoast Financial and Compass .............................. 134
Management of Seacoast Financial and Compass .............................. 141
Purchases by Management of Seacoast Financial and Compass ................. 149
Description of Capital Stock of Seacoast Financial ........................ 150
Certain Differences in the Rights of Stockholders ......................... 151
Transfer Agent and Registrar for Seacoast Financial Common Stock .......... 159
Legal Opinions ............................................................ 159
Experts ................................................................... 159
Stockholder Proposals ..................................................... 159
Inquiries ................................................................. 159
Consolidated Financial Statements of Seacoast Financial Services
  Corporation and Subsidiary .............................................. F-1
Appendix A--Affiliation and Merger Agreement and Exhibits ................. A-1
Appendix B--Opinion of Sandler O'Neill & Partners, L.P. ................... B-1
Appendix C--Dissenters' Rights Statute .................................... C-1

                            SANDWICH BANCORP, INC.
                             100 Old Kings Highway
                         Sandwich, Massachusetts 02563



                              PROXY STATEMENT FOR
                        SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON OCTOBER 29, 1998

                               ----------------
            PROSPECTUS FOR SEACOAST FINANCIAL SERVICES CORPORATION

                          Common Stock, $.01 par value
                               ----------------
                                 INTRODUCTION


     This Proxy Statement/Prospectus is being furnished to you in connection with the solicitation of proxies by the Board of Directors of Sandwich Bancorp, Inc. ("Sandwich Bancorp"), the holding company for The Sandwich Co-operative Bank ("Sandwich Bank"), for use at a Special Meeting (including any adjournment or postponement thereof) (the "Special Meeting") of stockholders of Sandwich Bancorp to be held on October 29, 1998 at 2:00 p.m. Eastern Time at the Ridge Club in Sandwich, Massachusetts.


     At the Special Meeting, the stockholders of Sandwich Bancorp will consider and vote on a proposal to approve an Amended and Restated Affiliation and Merger Agreement (the "Merger Agreement") and the transactions contemplated thereby, including the merger (the "Merger") of Sandwich Bancorp with a corporate subsidiary of Seacoast Financial Services Corporation (formerly known as The 1855 Bancorp) ("Seacoast Financial"), the parent holding company of Compass Bank for Savings, New Bedford, Massachusetts ("Compass"). In connection with and prior to the Merger, Seacoast Financial will effect a full conversion from a bank holding company in mutual form to a bank holding company in stock form (the "Conversion"), and will offer shares (the "Conversion Shares") of its common stock, par value $.01 per share ("Seacoast Financial Common Stock"), at $10.00 per share in a subscription and community offering. The completion of the Merger is subject to various conditions, including completion of the Conversion, the receipt of all required regulatory approvals and the receipt of the approval of the stockholders of Sandwich Bancorp. The Merger is expected to be completed in the fourth quarter of 1998, on the tenth trading day following completion of the Conversion.

     In the Merger, the stockholders of Sandwich Bancorp will receive a number of shares of Seacoast Financial Common Stock for each of their shares of the common stock, par value $1.00 per share, of Sandwich Bancorp ("Sandwich Bancorp Common Stock") in a tax-free exchange, and cash in lieu of any fractional share of Seacoast Financial Common Stock which such stockholders otherwise would be entitled to receive. The number of shares of Seacoast Financial Common Stock a stockholder will receive will be determined by application of an exchange ratio (the "Exchange Ratio") which will be based upon the average trading price of Seacoast Financial Common Stock on certain specified days between the consummation of the Conversion and the consummation of the Merger (the "Seacoast Financial Trading Price").

     The following table shows the Exchange Ratio at various Seacoast Financial Trading Prices, together with the "Per Sandwich Bancorp Share Value" (as such term is defined below) in each case. The "Per Sandwich Bancorp Share Value" is determined by multiplying the Seacoast Financial Trading Price by the applicable Exchange Ratio, and represents the indicated value of the shares of Seacoast Financial Common Stock that would be received in the Merger for each share of Sandwich Bancorp Common Stock. The Seacoast Financial Trading Price will be determined by averaging the closing bid and asked prices of the Seacoast Financial Common Stock for each of the second through the ninth trading days (inclusive) following consummation of the Conversion (the average of the closing bid and asked price for each such day is referred to as the "Daily Closing Price") discarding the two highest and two lowest Daily Closing Prices and averaging the remaining Daily Closing Prices. The closing bid and asked prices will be as quoted at the close of business on the Nasdaq National Market. (Seacoast Financial has received conditional approval to have its common stock quoted on the Nasdaq National Market, subject to the completion of the Conversion and certain other conditions.) The actual market price of Seacoast Financial Common Stock at the time that the Merger is consummated (the "Merger Effective Time") could be more or less than the Seacoast Financial Trading Price used to determine the Exchange Ratio, and the actual value of the shares issued in the Merger therefore could be more or less than the Per Sandwich Bancorp Share Value indicated in the following table:

   Seacoast Financial
     Trading Price                       Exchange Ratio                   Per Sandwich Bancorp Share Value
-----------------------   --------------------------------------------   ---------------------------------
More than $15.00          Less than 4.7407                               $71.11
                          ($71.11 [divided by] Seacoast Financial
                          Trading Price)
$13.51-$15.00             4.7407                                         $ 64.05-$71.11
                                                                         (4.7407 x Seacoast Financial
                                                                         Trading Price)
$10.01-$13.50             6.3936-4.7407                                  $64.00
                          ($64.00 [divided by] Seacoast Financial
                          Trading Price)

$10.00 or less            6.4000                                         $64.00 or less
                                                                         (6.4000 x Seacoast Financial
                                                                         Trading Price)

     In addition, Sandwich Bancorp has adopted The Sandwich Bank 1986 Stock Option Plan and The Sandwich Bank 1994 Stock Option and Incentive Plan (the "Sandwich Stock Option Plans"). At the Merger Effective Time, each stock option ("Sandwich Option") under the Sandwich Option Plans will be automatically converted into and exchangeable for a number of shares of Seacoast Financial Common Stock calculated by subtracting the per share exercise price of such option from the product of the Seacoast Financial Trading Price and the Exchange Ratio and dividing the result by the Seacoast Financial Trading Price.


     The aggregate shares of Seacoast Financial Common Stock issuable in exchange for the Sandwich Bancorp Common Stock and the Sandwich Option are referred to herein as the "Exchange Shares."

     For further information about the Merger Agreement and the terms of the Merger, see "Summary--The Proposed Merger," which includes a graph depicting the pricing mechanism, "The Proposed Merger" and "The Conversion and the Merger--Description of the Merger Agreement."

     The Sandwich Bancorp Common Stock is quoted on the Nasdaq National Market. The last reported sale price of the Sandwich Bancorp Common Stock on January 30, 1998, the last trading date before the announcement of the Merger Agreement in its original form, was $43.50 per share, the last reported sale price of the Sandwich Bancorp Common Stock on March 20, 1998, the last trading date before the announcement of the Merger Agreement as amended and restated, was $57.00 per share, and the last reported sale price of the Sandwich Bancorp Common Stock on September 11, 1998, a recent trading date before the date hereof, was $58.00 per share. For additional information, see "Sandwich Bancorp Common Stock Price and Dividend Information."

     The Exchange Ratio was negotiated by the Board of Directors of Sandwich Bancorp in light of various factors, including Sandwich Bancorp's and Seacoast Financial's recent operating results, current financial conditions and perceived future prospects. Sandler O'Neill & Partners, L.P., Sandwich Bancorp's financial advisor ("Sandler O'Neill"), has advised the Board of Directors that in Sandler O'Neill's opinion, as of the date of this Proxy Statement/Prospectus, the consideration to be received by Sandwich Bancorp's stockholders in the Merger is fair to such stockholders from a financial point of view.

     THE SHARES OF SEACOAST FINANCIAL COMMON STOCK OFFERED HEREBY INVOLVE A DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 28.

     THE ABOVE MATTERS ARE DISCUSSED IN THIS PROXY STATEMENT/ PROSPECTUS. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. STOCKHOLDERS ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY.

     THE SHARES OF SEACOAST FINANCIAL COMMON STOCK OFFERED HEREBY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF, OR GUARANTEED BY, COMPASS.

     THE SEACOAST FINANCIAL COMMON STOCK THAT WOULD BE ISSUED IN THE MERGER HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE

COMMISSION OR ANY STATE SECURITIES AUTHORITY, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     All information contained in this Proxy Statement/Prospectus with respect to Seacoast Financial and its subsidiaries has been supplied by Seacoast Financial, and all information with respect to Sandwich Bancorp and its subsidiaries has been supplied by Sandwich Bancorp.

     No person is authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, in any jurisdiction, to any person to whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Seacoast Financial or Sandwich Bancorp or any of their respective subsidiaries, or in the information set forth herein, since the date of this Proxy Statement/Prospectus. This Proxy Statement/Prospectus does not cover any resales of Seacoast Financial Common Stock received by stockholders who are affiliates of Seacoast Financial or Sandwich Bancorp, within the meaning of applicable securities laws, upon the consummation of the Merger, and no person is authorized to use this Proxy Statement/ Prospectus in connection with any such resale.

     This Proxy Statement/Prospectus also constitutes a prospectus of Seacoast Financial for up to 12,791,539 shares of Seacoast Financial Common Stock issuable in connection with the Merger.

           * PLEASE DO NOT SUBMIT STOCK CERTIFICATES AT THIS TIME *


       The date of this Proxy Statement/Prospectus is September 21, 1998.

                             AVAILABLE INFORMATION

     Seacoast Financial has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Exchange Shares offered hereby and has also filed a Registration Statement on Form S-1 with respect to shares offered in the Conversion. As permitted by the rules and regulations of the SEC, this Prospectus/Proxy Statement does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Also, since the effective date of the Registration Statement, Seacoast Financial has been subject to the annual and periodic reporting requirements of the Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 15(d) of such Act. Sandwich Bancorp also is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the SEC.

     The Registration Statement, and the reports and other information of Seacoast Financial and Sandwich Bancorp, can be examined, without charge, and copied, at prescribed rates, at the public reference facilities of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, New York, N.Y. 10048. In addition, the SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Sandwich Bancorp's materials are also available for inspection at the office of the Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

     The statements contained herein as to the contents of any contract or other document are, of necessity, brief descriptions thereof and are not necessarily complete but do contain all material information regarding such documents. In each instance of such a statement, if such contract or document is filed as an exhibit to the Registration Statement or to reports, proxy statements and other information filed by Seacoast Financial and Sandwich Bancorp with the SEC, reference is made to the copy of the contract or document filed as such exhibit, each of such statements being qualified in all respects by such reference.

     In connection with the Conversion, Seacoast Financial will register the Seacoast Financial Common Stock with the SEC under Section 12(g) of the Exchange Act. Upon such registration, Seacoast Financial and the holders of Seacoast Financial Common Stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders and the annual and periodic reporting and certain other requirements of the Exchange Act. Under the Plan of Conversion pursuant to which Seacoast Financial will effect the Conversion (the "Conversion Plan"), Seacoast Financial has undertaken that it will not terminate such registration for a period of at least three years following the Conversion.

     Copies of the Articles of Organization and By-Laws of Seacoast Financial are available without charge from Seacoast Financial by contacting Francis S. Mascianica, Treasurer, at 791 Purchase Street, New Bedford, Massachusetts 02740 or at (508) 984-6000.


                          INCORPORATION BY REFERENCE


     This Proxy Statement/Prospectus incorporates by reference the documents set forth below, which are not presented herein or delivered herewith. These documents (other than exhibits not incorporated by reference in such documents) are available to stockholders without charge upon written or oral request to Dana S. Briggs, Secretary, Sandwich Bancorp, Inc., 100 Old Kings Highway, Sandwich, Massachusetts 02563, or by telephone request to (508) 888-0026. Persons requesting copies of exhibits which are not specifically incorporated by reference in such documents may be charged the cost of reproduction and mailing. In order to ensure timely delivery of the documents, any request should be made by October 22, 1998.


     The following documents previously filed with the SEC by Sandwich Bancorp (File No. 0-23149) pursuant to the Exchange Act are incorporated herein by reference:

   (i) Annual Report of Sandwich Bancorp on Form 10-K for the year ended December 31, 1997;

   (ii) Quarterly Report of Sandwich Bancorp on Form 10-Q for the quarter ended March 31,1998;

   (iii) Amendment to Quarterly Report of Sandwich Bancorp on Form 10-Q/A for the quarter ended March 31, 1998;

   (iv) Quarterly Report of Sandwich Bancorp on Form 10-Q for the quarter ended June 30,1998; and

   (v) Current Reports of Sandwich Bancorp on Form 8-K dated February 5, 1998, February 18, 1998 and February 24, 1998.

     All documents filed by Sandwich Bancorp with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.


                          FORWARD-LOOKING STATEMENTS

     Certain statements in this Proxy Statement/Prospectus and in the documents incorporated by reference herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Further, any statements contained in or incorporated into this Proxy Statement/Prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "expect," "anticipate," "plan," "believe," "seek," "estimate," "internal" and similar words are intended to identify expressions that may be forward-looking statements. Forward-looking statements involve certain risks and uncertainties, and actual results may differ materially from those contemplated by such statements. For example, actual results may be adversely affected by the following possibilities: (i) competitive pressure among depository institutions may increase; (ii) changes in interest rates may reduce banking interest margins; (iii) general economic conditions and real estate values may be less favorable than contemplated; (iv) adverse legislation or regulatory requirements may be adopted; (v) contemplated cost savings, revenue enhancements, etc., from the Merger may not be timely or fully realized; and
(vi) the impact of the Year 2000 issue may be more significant than currently anticipated. Many of such factors are beyond Seacoast Financial's or Sandwich Bancorp's ability to control or predict. Readers of this Proxy Statement/Prospectus are accordingly cautioned not to place undue reliance on forward-looking statements. Seacoast Financial and Sandwich Bancorp disclaim any intent or obligation to update publicly any of the forward-looking statements herein, whether in response to new information, future events or otherwise.

                                    SUMMARY


     The following is a brief summary of certain information set forth, or incorporated by reference, in this Proxy Statement/Prospectus. This summary is necessarily general and abbreviated and has been prepared to assist stockholders in their review of this Proxy Statement/Prospectus. This summary is not intended to be a complete explanation of the matters covered in this Proxy Statement/Prospectus and is qualified in all respects by reference to the more detailed information contained elsewhere in this Proxy Statement/Prospectus, the accompanying Appendices and the documents incorporated herein by reference, which stockholders are urged to read carefully.


Special Meeting Information

     The Special Meeting will be held on October 29, 1998 at 2:00 p.m. Eastern Time at the Ridge Club in Sandwich, Massachusetts. At the Special Meeting, holders of record of shares of Sandwich Bancorp Common Stock as of September 3, 1998 (the "Record Date"), will consider and act upon (i) the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, pursuant to which each outstanding share of Sandwich Bancorp Common Stock (other than shares held by any dissenting stockholders or by Seacoast Financial and any subsidiary) will be converted into and exchangeable for a number of shares of Seacoast Financial Common Stock determined by application of an Exchange Ratio and (ii) the transaction of such other business as may properly come before the Special Meeting or any adjournments or postponements thereof, including any proposals to adjourn the Special Meeting to permit further solicitation of proxies by the Board of Directors in the event that there are not sufficient votes to approve any proposal at the time of the Special Meeting.


     Stockholders of record at the close of business on the Record Date will be entitled to one vote for each share then so held. At that date, Sandwich Bancorp had 2,083,678 shares of Sandwich Bancorp Common Stock issued and outstanding. The presence, in person or by proxy, of a majority of the total number of outstanding shares of Sandwich Bancorp Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. Shares of Sandwich Bancorp Common Stock represented by a proxy properly signed and returned will be voted at the Special Meeting in accordance with the instructions thereon. Where no instructions are indicated, signed proxies will be voted "for" approval of the Merger Agreement and the transactions contemplated thereby at the Special Meeting.

     The presence of a stockholder at the Special Meeting will not automatically revoke such stockholder's proxy. However, stockholders may revoke a proxy at any time prior to its exercise by filing with the Secretary of Sandwich Bancorp a written notice of revocation, by delivering to Sandwich Bancorp a duly executed proxy bearing a later date or by attending the Special Meeting and voting in person. Written notices of revoked proxies may be directed to: Dana S. Briggs, Secretary, Sandwich Bancorp, Inc., 100 Old Kings Highway, P.O. Box 959, Sandwich, Massachusetts 02563. See "Special Meeting Information--Voting and Revocability of Proxies" and "--Voting Securities and Security Ownership."


The Companies

     Sandwich Bancorp and Sandwich Bank. Sandwich Bancorp is a bank holding company registered with the Board of Governors of the Federal Reserve System (the "FRB") and was organized as a Massachusetts business corporation in connection with a reorganization of Sandwich Bank into a holding company form of ownership, which reorganization was completed on September 30, 1997. Sandwich Bancorp's business consists primarily of the business of Sandwich Bank, and Sandwich Bancorp has no significant assets other than the capital stock of Sandwich Bank.

     At June 30, 1998, Sandwich Bancorp, on a consolidated basis, had total assets of $531.0 million, total deposits of $444.8 million and stockholders' equity of $44.6 million. At that date, Sandwich Bancorp and Sandwich Bank employed approximately 128 full-time and 31 part-time employees.

     Sandwich Bank was organized as a Massachusetts-chartered co-operative bank in 1885 and merged with Wareham Co-operative Bank in May 1982. In July 1986, Sandwich Bank converted from mutual to stock form. Sandwich Bank is a member of the Federal Home Loan Bank of Boston (the "FHLB"), and its deposits are insured by the Bank Insurance Fund ("BIF"), as administered by the Federal Deposit Insurance Corporation ("FDIC"), up to the maximum amount permitted by law, except that certain deposits that Sandwich Bank acquired from a savings association are insured by the Savings Association Insurance Fund ("SAIF"), also administered by the FDIC. Funds in Sandwich Bank's deposits in excess of FDIC insurance limits are insured by the Share Insurance Fund of The Co-operative Central Bank, a deposit insuring entity for co-operative banks chartered by The Commonwealth of Massachusetts. Sandwich Bank is subject to comprehensive regulation and examination by the Massachusetts Commissioner of Banks (the "Commissioner") and the FDIC.

     The business of Sandwich Bank consists primarily of attracting deposits from the general public and originating construction and permanent loans on one- to four-family homes, consumer loans, home equity loans and commercial loans and commercial real estate loans. Sandwich Bank's deposit and lending operations are conducted through eleven full-service office facilities located in the Cape Cod communities of Sandwich, South Sandwich, Buzzards Bay, Pocasset, Falmouth, Hyannis, Chatham, Orleans and South Yarmouth and in the southeastern Massachusetts communities of Wareham and Cedarville. In addition, Sandwich Bank maintains a loan production office in Plymouth, Massachusetts. Sandwich Bank's business also includes investing in money market instruments, federal government and agency obligations and various types of corporate securities and other authorized investments, such as collateralized mortgage obligations and mortgage-backed securities.

     The principal sources of funds for Sandwich Bank's lending and investment activities are deposits, loan payments and payoffs, investment income and maturities, principal payments on investments, mortgage-backed securities and collateralized mortgage obligations. As additional sources of funds, Sandwich Bank has access to advances from the FHLB and other borrowings. Sandwich Bank's principal sources of income are interest on loans, loan origination fees, interest and dividends on investment securities, mortgage-backed securities and collateralized mortgage obligations and short-term investments, customer service charges and gains on the sale of loans in the secondary market, as well as income from servicing loans sold. Its principal expenses are interest paid on deposits and general and administrative expenses.

     For additional information about the business, financial statements, financial condition and results of operations of Sandwich Bancorp and Sandwich Bank, see "Selected Consolidated Financial and Other Data of Sandwich Bancorp" herein and Sandwich Bancorp's Annual Report on Form 10-K for the year ended December 31, 1997 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998, which are incorporated herein by reference. See "Incorporation by Reference."

     Sandwich Bancorp's and Sandwich Bank's headquarters are located at 100 Old Kings Highway, Sandwich, Massachusetts 02563. Their telephone number is (508) 888-0026.


     Seacoast Financial and Compass. Seacoast Financial (formerly known as "The 1855 Bancorp") is a mutual holding company that was created in connection with Compass's reorganization from a mutual savings bank to the mutual holding company form of organization in 1994. Seacoast Financial's operations have been limited to the ownership of Compass. Seacoast Financial has never issued, or been authorized to issue, any capital stock. It is now undertaking a mutual to stock conversion into a stock holding company (the "Conversion") and issuing shares (the "Conversion Shares") of its common stock, par value $.01 per share ("Seacoast Financial Common Stock"), in connection with such conversion. Seacoast Financial is registered with the Board of Governors of the Federal Reserve System (the "FRB") as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Since its formation, Seacoast Financial has owned 100% of Compass's outstanding capital stock, and will continue to do so after consummation of the Conversion. Upon completion of the Conversion, Seacoast Financial will have no significant liabilities and no assets other than 100% of the shares of Compass's outstanding common stock, a portfolio of investment securities (Seacoast Financial held $5.3 million of such securities as of May 31, 1998) and any net proceeds of the Conversion not contributed by Seacoast Financial to Compass. Following the Conversion, Seacoast Financial will not initially engage in any significant business activity other than to conduct the Merger, hold the outstanding common stock of Compass, make a loan to the Compass Employee Stock Ownership Plan (the "ESOP") to enable the ESOP to purchase Conversion Shares, and invest any funds it holds. See "Business of Seacoast Financial" and "Use of Proceeds of Conversion." At the present time, Seacoast Financial does not employ any persons other than certain officers who are also officers of Compass, but uses the support staff of Compass from time to time.

     At May 31, 1998, Seacoast Financial, on a consolidated basis, had total assets of $1,176.6 million, total loans (net) of $873.9 million, total deposits of $982.4 million and total surplus of $106.5 million. Seacoast Financial also had, as of the same date, a Tier 1 leverage capital ratio of 8.89% and a Tier 1 risk-based capital ratio of 12.44%.

     Compass was organized in 1855 as a Massachusetts-chartered mutual savings bank, and reorganized into mutual holding company form (without a minority stock issuance) in 1994. Compass's principal business has been, and continues to be, gathering deposits from customers within its market area and investing those funds in residential and commercial real estate loans, indirect automobile loans, commercial loans, construction loans, home equity loans and other consumer loans. Compass conducts business from its corporate headquarters and 23 full-service banking offices, six of which are located in New Bedford, Massachusetts and the remaining 17 of which are located in the Massachusetts communities of Fall River (two offices), Plymouth (three offices), Fairhaven, North Dartmouth, Somerset, Swansea, Westport, Assonet and Carver and the island of Martha's Vineyard (five offices). Compass also has two limited service high school branches and four remote service ATMs. In addition, Compass's indirect auto lending business extends into the State of Rhode Island through its subsidiary, Compass Credit Corporation.

     Compass's deposits are insured by the BIF up to the maximum amount permitted by law, except that certain deposits that Compass acquired from a savings association are insured by the SAIF. Deposit amounts in excess of FDIC insurance limits are insured by the Depositors Insurance Fund (the "DIF"), a deposit insuring entity for Massachusetts savings banks. Compass is subject to comprehensive regulation and examination by the Massachusetts Commissioner of Banks (the "Commissioner") and the FDIC.

     Compass's business strategy includes (i) taking advantage of its position as a locally based bank to foster a community orientation, (ii) developing a niche through its expertise in indirect automobile lending, (iii) diversifying its loan portfolio composition in an effort to broaden its business opportunities and help manage credit and interest rate risk, (iv) emphasizing transaction accounts in order to build customer relationships, achieve a low cost of funds and generate service fee income and (v) expanding its products and market area, with the goals of achieving a higher profile and increased opportunities for growth. Compass seeks to pursue its business strategy in a manner that allows it to maintain asset quality and control operating expenses. Compass's business strategy has produced the following results:

   o Community Orientation. As a result of mergers over the last several years, Compass is one of the few remaining savings banks (and the largest financial institution) headquartered in New Bedford. Throughout its market area, Compass seeks to provide a high level of personalized service to individuals and small businesses. Examples of such service include experienced branch personnel (due to low turnover), prompt local decisionmaking and a "call center" to address customer questions. After the Merger with Sandwich Bancorp, Compass will seek to increase its reputation as a small business lender by promoting commercial loans to the many retail and tourism-related businesses on Cape Cod.

   o Loan Portfolio Diversity. Compass differs from a typical savings bank.
     The latter normally concentrates primarily on residential lending while Compass has historically diversified its lending focus. As a result, at May 31, 1998, one- to four-family residential loans represented 41.6% of Compass's loan portfolio, indirect auto loans (net of unearned discount) represented 28.0% of the portfolio and commercial real estate loans represented 14.1% of the loan portfolio. The remainder of the portfolio consists of commercial loans, construction loans and other consumer loans. For a discussion of the added risks of Compass's diversification strategy, see "Risk Factors--Construction, Commercial Real Estate, Commercial and Indirect Auto Lending Risks." The addition of Sandwich Bank's loan portfolio following the Merger will increase the relative percentage of real estate loans in Compass's portfolio, particularly of those real estate loans secured by one- to four-family owner-occupied residences. After the Merger with Sandwich Bancorp, Compass intends to maintain its presence as a residential mortgage lender, while emphasizing its indirect auto lending and commercial lending in the new market provided by Sandwich Bank.

   o Geographic and Product Expansion. Beginning in 1994, Compass has pursued geographic expansion of its branch network, on a selected basis, through building and acquiring new branches and acquiring small financial institutions. The expanded branch network has allowed Compass to move beyond its Greater New Bedford/Fall River market areas, so that its primary market area now also includes the island of Martha's Vineyard and the Greater Plymouth area (geographically, Plymouth is the largest town in Massachusetts). Compass's business activities on Cape Cod are currently limited. The addition of Sandwich Bank's nine

     Cape Cod branches will provide Compass an immediate presence in a contiguous market. Compass intends to continue its growth strategy on a basis that management considers prudent, targeting promising market areas and, in the case of acquisitions, identifying favorable opportunities. Concurrent with geographic expansion, Compass has in recent years initiated customer convenience products, such as a debit card and a "sweep" account for commercial customers. Compass has installed a telephone voice response system and a telephone "call center," with extended hours, manned with Compass staff. These services accommodate customers who have account inquiries, want information about loan programs or want to conduct banking business by telephone. Later in 1998, Compass expects to expand its telephone voice response system to include bill payment services, and to offer customers the ability to conduct certain banking business, also including bill payment services, over the Internet.


   o Emphasizing Core Deposits. Compass attracts a substantial amount of money market, NOW (checking), passbook and savings accounts, and non-interest-bearing demand checking accounts. These accounts, which carry a lower cost and generally represent a more stable source of funds than certificate of deposit accounts, represented 48.4% of Compass's deposits at May 31, 1998. Additionally, unlike certificate accounts, they provide service fee income. Sandwich Bank's transaction accounts at June 30, 1998 represented 52.0% of Sandwich Bank's total deposits. Through its own and Sandwich Bank's branch network, Compass will continue to emphasize transaction accounts after the Merger. The weighted average rate paid on Compass's deposits was 4.02% for the seven months ended May 31, 1998. For Sandwich Bank, this rate was 3.78% for the six months ended June 30, 1998.


   o Managing Overhead Expense. One of management's goals is to maintain a reasonable efficiency ratio, which is the ratio of its non-interest expense to the sum of net interest income and non-interest income. The efficiency ratio has consistently improved since 1995, when it was 67.95%, compared with 54.21% for the seven months ended May 31, 1998. Sandwich Bancorp's efficiency ratio was 60.13% for the six months ended June 30, 1998.

   o Maintenance of Asset Quality. Compass maintains a loan portfolio that is diversified between residential mortgage, commercial, commercial real estate and indirect auto loans and other consumer loans. Residential mortgage loans historically pose less credit risk than the other loan types but the latter offer the advantages of relatively short terms and generally higher interest rates. For a discussion of the added risks involved with non-residential lending, see "Risk Factors--Construction, Commercial Real Estate, Commercial and Indirect Auto Lending Risks." Compass pursues a diversified portfolio, while seeking to maintain asset quality and moderate credit risk. At May 31, 1998, its ratio of non-performing assets to total assets was 0.93%. The comparable ratio for Sandwich Bank at June 30, 1998 was 0.56%.

     For additional information about the business, financial statements, financial condition and results of operations of Seacoast Financial and Compass, see "Selected Consolidated Financial and Other Data of Seacoast Financial," "Business of Seacoast Financial," "Business of Compass," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Seacoast Financial" and Seacoast Financial's Consolidated Financial Statements attached to this Proxy Statement/Prospectus.

     The executive offices of Compass and Seacoast Financial are located at 791 Purchase Street, New Bedford, Massachusetts 02740. Their telephone number is
(508) 984-6000.


The Conversion

     Seacoast Financial is currently a bank holding company in mutual form, and does not currently have the authority to issue capital stock. Consequently, Seacoast Financial's obligation to effect the Merger (in which Seacoast Financial Common Stock will be issued to the stockholders of Sandwich Bancorp) is subject to a condition that Seacoast Financial shall have consummated the Conversion, including an offering and sale of the Conversion Shares to Compass's depositors and others pursuant to applicable regulations governing mutual-to-stock conversions. Seacoast Financial has agreed to take all reasonable steps necessary to effect the Conversion and to use its best efforts to satisfy the condition that the Conversion shall have been consummated prior to the Merger.

If the Conversion is not consummated by February 20, 1999 (subject to possible extension), then Sandwich Bancorp may be entitled to receive a payment in the amount of $6.0 million from Seacoast Financial under the Merger Agreement.

     For additional information about the Conversion, see "The Conversion and the Merger."


Dividend Policy

     Upon completion of the Conversion, the Board of Directors of Seacoast Financial will have the authority to declare dividends on the Seacoast Financial Common Stock, subject to statutory and regulatory requirements. Although no decision has been made whether to pay dividends, Seacoast Financial will consider a policy of paying quarterly cash dividends on the Seacoast Financial Common Stock, with the first such dividend to be declared and paid no sooner than the first full quarter following consummation of the Conversion and Merger. There can be no assurance that dividends will be paid or, if paid, what the amounts of dividends will be, or whether such dividends, once paid, will continue to be paid. Declaration of dividends by the Board will be dependent upon a number of factors, including capital requirements, regulatory limitations, Seacoast Financial's operating results and financial condition and general economic conditions. See "Seacoast Financial's Dividend Policy."


Market for Seacoast Financial Common Stock

     As a mutual holding company, Seacoast Financial has never issued capital stock, and consequently, there is no existing market for the Seacoast Financial Common Stock. Seacoast Financial has received conditional approval to have the Seacoast Financial Common Stock quoted on the Nasdaq National Market under the symbol "SCFS," subject to the completion of the Conversion and compliance with certain initial listing conditions. See "Market for Seacoast Financial Common Stock."


The Proposed Merger

     Pursuant to the Merger Agreement, Sandwich Bancorp will merge with a corporate subsidiary of Seacoast Financial on the tenth trading day following Seacoast Financial's Conversion from mutual to stock form, and it is expected that thereafter Sandwich Bank will be merged with and into Compass. Upon the consummation of the Merger, each outstanding share of Sandwich Bancorp Common Stock (other than shares held by any dissenting stockholders or by Seacoast Financial or any subsidiary) will be converted into and exchangeable for a number of shares of Seacoast Financial Common Stock determined by application of an Exchange Ratio, and cash in lieu of any fractional share of Seacoast Financial Common Stock which Sandwich Bancorp's stockholders otherwise would be entitled to receive.

     Subject to certain limitations, the Exchange Ratio will be based upon the average trading price of Seacoast Financial Common Stock during a period between the consummation of the Conversion and the consummation of the Merger. This average trading price (the "Seacoast Financial Trading Price") will be determined by averaging the closing bid and asked prices of Seacoast Financial Common Stock for each of the second through the ninth trading days, inclusive, following consummation of the Conversion (the average of the closing bid and asked price for each such day is referred to as the "Daily Closing Price"), discarding the two highest and two lowest Daily Closing Prices and averaging the remaining Daily Closing Prices. The closing bid and asked prices will be as quoted at the close of business on the Nasdaq National Market.

     Depending on the Seacoast Financial Trading Price and the resulting Exchange Ratio, the indicated value of the shares of Seacoast Financial Common Stock to be received in exchange for each share of Sandwich Bancorp Common Stock could be less than $64.00 per share or as high as $71.11 per share. If the Seacoast Financial Trading Price is between $10.01 and $13.50, the Exchange Ratio will be between 6.3936 and 4.7407 (determined by dividing $64.00 by the Seacoast Financial Trading Price), such that the indicated value of the shares of Seacoast Financial Common Stock to be issued would be $64.00 per share of Sandwich Bancorp Common Stock. If the Seacoast Financial Trading Price is between $13.51 and $15.00, the Exchange Ratio will be fixed at 4.7407, such that the indicated value of the shares of Seacoast Financial Common Stock to be issued would be between $64.05 and $71.11 per share of Sandwich Bancorp Common Stock. If the Seacoast Financial Trading Price exceeds $15.00, the Exchange Ratio will be less than 4.7407 (determined by dividing $71.11 by the Seacoast Financial Trading Price), such that the indicated value of the shares of Seacoast Financial Common Stock to be issued would be $71.11 per share of Sandwich Bancorp Common Stock. If the Seacoast Financial Trading Price is equal to or less than $10.00 per share, the Exchange Ratio will be fixed at 6.4000, such that the indicated value of the shares of Seacoast Financial Common Stock to be issued would be $64.00 or less per share of Sandwich Bancorp Common Stock. This pricing mechanism is depicted in tabular form in "Introduction" and in the following graph:


                               SEACOAST FINANCIAL
                        Per Sandwich Bancorp Share Value


[GRAPHIC]

                                                Per Sandwich Bancorp Share Value
     $62.00            $64.00          $66.00           $68.00           $70.00            $71.11                 $72.00
------------------------------------------------------------------------------------------------------------------------------

If the Seacoast         If the Seacoast Financial Trading Price      If the Seacoast Financial   If the Seacoast Financial
Financial Trading       is between $10.01 and $13.50, inclusive,     Trading Price is            Trading Price is more than
Price is $10.00         the Per Sandwich Bankcorp Share Value        between $13.51 and          $15.00, the Per Sandwich
or less, Sandwich       will remain constant at $64, and             $15.00, inclusive,          Bancorp Share Value will
Bancorp stockholders    Sandwich Bancorp stockholders will           Sandwich Bancorp            remain constant at $71.11,
will receive 6.4        receive between 6.3936 and 4.7407            stockholders will           and Sandwich Bancorp
Exchange Shares for     Exchange Shares for every one of their       receive 4.7407              stockholders will receive
every one of their      shares of Sandwich Bancorp Common Stock,     Exchange Shares             less than 4.7407 Exchange
shares of Sandwich      the Exchange Ratio changing with changes     for every one of their      Shares for every one of their
Bancorp Common          in the Seacoast Financial Trading Price.     shares of Sandwich          shares of Sandwich
Stock, and the Per                                                   Bancorp Common              Bancorp Common Stock,
Sandwich Bancorp                                                     Stock, and the per          the Exchange Ratio
Share Value will                                                     Sandwich Bancorp            changing with changes in
decrease                                                             Share Value                 the Seacoast Financial
proportionately.                                                     will increase               Trading Price.
                                                                     proportionately.



(6.4000 x Seacoast      ($64.00/Seacoast Financial Trading           (4.7407 x Seacoast          ($71.11/Seacoast
Financial Trading       Price)                                       Financial Trading Price)    Financial Trading Price)
Price)

------------------------------------------------------------------------------------------------------------------------------
  $8.50      $9.00     $10.00      $11.00      $12.00      $13.00      $14.00          $15.00            $16.00
                                                Seacoast Financial Trading Price

[/GRAPHIC]


     In addition, each Sandwich Bancorp Option will, as of the Merger Effective Time, be automatically converted into and exchangeable for a number of shares of Seacoast Financial Common Stock calculated by subtracting the per share exercise price of such option from the product of the Seacoast Financial Trading Price and the Exchange Ratio and dividing the result by the Seacoast Financial Trading Price.

     Consummation of the Merger is subject to the approval of the holders of at least two-thirds of the outstanding shares of Sandwich Bancorp Common Stock, the receipt of all required regulatory approvals, non-objections and other clearances, including from appropriate Massachusetts and federal banking authorities, and the satisfaction or waiver of various other conditions, including the consummation of the Conversion resulting in net proceeds sufficient to enable Compass to remain "well-capitalized" under applicable federal banking law after consummation of the Merger. The Merger is expected to be completed in the fourth quarter of 1998, on the tenth trading day following completion of the Conversion.

     THE BOARD OF DIRECTORS OF SANDWICH BANCORP HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR AND IN THE BEST INTERESTS OF SANDWICH BANCORP AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

     For additional information about the Merger Agreement and its terms, see "The Proposed Merger" and "The Conversion and the Merger."


Background of the Merger

     In the fall of 1997, Frederic D. Legate, President of Sandwich Bank, began having informal discussions with Kevin Champagne, President of Seacoast Financial and Compass, regarding the benefits of a possible combination between the two companies. In December 1997, Sandwich Bancorp received an unsolicited letter from Cape Cod Bank & Trust Company, Hyannis, Massachusetts ("CCB&T"), which conveyed CCB&T's interest in an acquisition of Sandwich Bancorp for a price of "approximately $50 per share" in a stock for stock exchange. Sandwich Bancorp's Board of Directors subsequently determined it would be advisable to proceed with a process by which Sandler O'Neill would contact two additional institutions (in addition to Compass and CCB&T): Independent Bank Corp., parent holding company of Rockland Trust Company, Rockland, Massachusetts ("Independent"), and FirstFed America Bancorp, parent holding company of First Federal Savings Bank of America, Fall River, Massachusetts ("FirstFed"), and request that all four institutions provide Sandler O'Neill with an indication of interest in a business combination with Sandwich Bancorp, as well as other appropriate information.

     After considering proposals from each of the four companies on February 2, 1998, Sandwich Bancorp executed an agreement with Compass, whereby it would merge with Sandwich Bancorp, and each share of Sandwich Bancorp Common Stock would be exchanged for $53 in cash, and press releases were issued by Sandwich Bancorp and Compass. On February 17, 1998, President Legate received a letter from CCB&T detailing a non-binding expression of interest of CCB&T to acquire Sandwich Bancorp for a per share price of approximately $60 in a stock-for-stock exchange. Subsequently, Sandwich Bancorp received letters from FirstFed and Independent confirming their continued interest in a combination with Sandwich Bancorp. On March 6, 1998, Sandwich Bancorp's Board of Directors considered the revised proposals it had received. CCB&T proposed a price of $64 per share of Sandwich Bancorp Common Stock in the form of CCB&T common stock, FirstFed proposed a stock-for-stock exchange at $62 per share within certain price collars and Independent confirmed its previous offer and later dropped out of the process. Subsequently, FirstFed chose not to continue in the process. Meanwhile, Compass was considering the possibility of a full mutual-to-stock conversion which would allow Compass to offer a higher price.

     At meetings held on March 20 and 22, 1998, Compass received its Board's corporate approvals to proceed with a full mutual-to-stock conversion and to amend the February 2, 1998 agreement with Sandwich Bancorp to reflect, among other things, a stock-for-stock exchange with the Sandwich Bancorp shareholders having a transaction value of $64 per share, subject to adjustment. On March 23, 1998, the Merger Agreement with Compass was executed, and Sandwich Bancorp and Compass issued a joint press release. At that time, Sandwich Bancorp and the parent holding company for Compass, Seacoast Financial, also entered into a stock option agreement granting to Seacoast Financial an option to acquire up to 19.9% of Sandwich Bancorp's common stock under certain circumstances.

     For additional information about the background of the Merger, see "The Proposed Merger--Background of the Merger."


Reasons for the Merger and Recommendation of Sandwich Bancorp's Board of Directors.

     The Board of Directors of Sandwich Bancorp considered the Merger and the terms of the Merger Agreement in light of economic, financial, legal and market factors and concluded that the Merger is in the best interests of Sandwich Bancorp and its stockholders and other constituencies. THE BOARD OF DIRECTORS OF SANDWICH BANCORP UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

     For additional information about the reasons for the Merger and the recommendation of Sandwich Bancorp's Board of Directors with respect to the Merger, see "The Proposed Merger--Reasons for the Merger and Recommendation of the Sandwich Bancorp Board of Directors."

Fairness Opinion of Sandler O'Neill

     Sandler O'Neill provided to Sandwich Bancorp's Board of Directors a written opinion dated March 23, 1998 to the effect that, as of such date, the consideration to be received by Sandwich Bancorp's stockholders in the Merger was fair to them from a financial point of view. A copy of Sandler O'Neill's updated opinion as of the date hereof is attached hereto at Appendix B.

     For additional information about Sandler O'Neill's opinion, see "The Proposed Merger--Fairness Opinion of Sandler O'Neill."


Vote Required

     Approval of the Merger Agreement and the transactions contemplated thereby requires the affirmative vote of the holders of at least two-thirds of the shares of Sandwich Bancorp Common Stock outstanding as of the Record Date.

     Directors and executive officers of Sandwich Bancorp and their respective affiliates had sole or shared voting power with respect to an aggregate of 310,524 shares of outstanding Sandwich Bancorp Common Stock (14.9% of such stock) as of September 3, 1998. Seacoast Financial and Compass hold an aggregate of 90,000 shares of outstanding Sandwich Bancorp Common Stock (4.3% of such stock) as of September 3, 1998.

     Seacoast Financial has entered into agreements (the "Voting Agreements") with each member of the Board of Directors of Sandwich Bancorp, whereby each such person has agreed to vote all shares of Sandwich Bancorp Common Stock that he or she is entitled to vote in favor of the Merger Agreement.

     For additional information about the vote required to approve the Merger Agreement and the transactions contemplated thereby, see "Special Meeting Information--Voting and Revocability of Proxies."


Dissenters' Rights

     Under Massachusetts law, holders of Sandwich Bancorp Common Stock have the right to dissent from the Merger and receive payment equal to the "fair value" of their shares of such stock upon compliance with applicable provisions of Massachusetts law, the full text of which is attached at Appendix C. Stockholders intending to exercise dissenters' appraisal rights should carefully review Appendix C. Failure to follow precisely any of the statutory procedures set forth therein may result in a termination or waiver of these rights.

     For additional information about dissenters' rights, see "The Proposed Merger--Dissenters' Rights."


Conditions to the Merger

     Consummation of the Merger is subject to satisfaction of a number of conditions, including approval by the stockholders of Sandwich Bancorp, the receipt of all required regulatory approvals and the successful consummation of the Conversion.

     For additional information about conditions to completion of the Merger, see "The Conversion and the Merger--Required Approvals" and "--Description of the Merger Agreement--Conditions to the Merger."


Amendment and Waiver

     Subject to applicable law, at any time prior to the Merger Effective Time, the parties to the Merger Agreement may amend the Merger Agreement, extend the time for the performance of any of the obligations or other acts of any other party, waive any inaccuracies in the representations and warranties or any document delivered pursuant to the Merger Agreement or waive compliance with any of the agreements or conditions of the Merger Agreement, except that after the Special Meeting there may not be, without further approval by Sandwich Bancorp's stockholders, any amendment which reduces the amount or changes the form of consideration to be delivered to such stockholders.

     For additional information about amendments to and waivers in connection with the Merger Agreement, see "The Conversion and the Merger--Description of the Merger Agreement--Amendment and Waiver."

Termination and Fees

     The Merger Agreement may be terminated, either before or after stockholder approval, by Sandwich Bancorp and/or Seacoast Financial under various circumstances. In the event of termination upon a material failure to comply with representations, warranties, covenants or other agreements contained in the Merger Agreement as a result of willful conduct or gross negligence of a party, that party may be obligated to reimburse the other party for up to $1.0 million of out-of-pocket costs and expenses. In certain circumstances, principally related to a failure of the Conversion in the case of Seacoast Financial or a third party acquiror disrupting the consummation of the Merger in the case of Sandwich Bancorp, either party may be obligated to pay the other party a fee in the amount of $6.0 million, inclusive of any reimbursable amount.

     For additional information about termination of the Merger Agreement and fees in connection therewith, see "The Conversion and the Merger--Description of the Merger Agreement--Termination and Termination Fees."


Board of Directors after the Merger

     Subsequent to the Merger, the Board of Directors of Seacoast Financial will consist of the individuals currently serving on the Board of Directors of Compass (all of whom also currently serve as trustees of Seacoast Financial). In addition, three current directors of Sandwich Bancorp will be added to the Seacoast Financial Board, one of whom will be Frederic D. Legate and the other two of whom will be designated by Seacoast Financial prior to the Merger, after consultation with Sandwich Bancorp.

     For additional information about the Board of Directors of Seacoast Financial after the Merger, see "Management of Seacoast Financial and Compass--Directors of Seacoast Financial."


Effect of the Merger on Employees and Benefit Plans

     The employees of Sandwich Bancorp and its subsidiaries as of the Merger Effective Time shall become employees of Seacoast Financial or a subsidiary thereof as of that time. Any employee of Sandwich Bancorp or a subsidiary thereof whose employment with Seacoast Financial or a subsidiary thereof is terminated by Seacoast Financial within one year after the Merger Effective Time will be entitled under the Merger Agreement to receive (i) a lump-sum severance benefit in an amount equal to two-weeks' pay for each year of such employee's employment, up to a maximum of 26 weeks' pay, and (ii) continuation of certain health benefits for the same number of weeks. In addition, officers of Sandwich Bancorp or a subsidiary who are participants in or parties to its various employment contracts and other compensation plans and arrangements will receive certain benefits thereunder.

     For additional information about the effect of the Merger on employees and their benefit plans, see "The Conversion and the Merger--Interests of Certain Persons in the Merger."


Federal Income Tax Consequences

     The following is a brief summary of anticipated material federal income tax consequences of the Merger to the stockholders of Sandwich Bancorp. An extended summary is set forth under the heading "The Conversion and the Merger--Tax Aspects of Conversion and Merger." Each stockholder should read in full the description of anticipated material federal income tax consequences under that heading. Moreover, because of the complexities of the federal income tax laws and because the tax consequences may vary depending upon a stockholder's individual circumstances or tax status, stockholders are strongly encouraged to consult with their personal tax advisors with respect to the specific tax consequences of the Merger to them, including the tax consequences of applicable federal, state, local, foreign or other laws.

     Seacoast Financial and Sandwich Bancorp have received an opinion from Foley, Hoag & Eliot LLP, counsel to Seacoast Financial ("FHE"), concerning certain federal income tax consequences of the Merger. Seacoast Financial and Sandwich Bancorp have provided FHE with facts, representations and assumptions on which FHE relied in rendering its opinion. Based on such facts, representations and assumptions, FHE has opined that, among other things, the Merger, when consummated in accordance with the Merger Agreement and certain related agreements, either will constitute or will be part of a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). As such, it is expected that the Merger and the exchange of Sandwich Bancorp Common Stock for Seacoast Financial Common Stock will generally be tax-free for Sandwich Bancorp stockholders.



Accounting Treatment

     Seacoast Financial and Sandwich Bancorp expect to account for the Merger according to the pooling-of-interests method of accounting under GAAP, and the availability of this accounting method is a condition to Seacoast Financial's obligation to consummate the Merger. Seacoast Financial will be deemed to have waived this condition if it purchases shares of Sandwich Bancorp Common Stock between the date of the Merger Agreement and the date of consummation of the Conversion, which will be the pre-closing date ("Pre-Closing Date") for the Merger.

     For additional information about the accounting treatment of the Merger, see "The Conversion and the Merger--Conditions to the Merger" and "--Accounting Treatment of the Conversion and Merger."


Surrender of Certificates

     Promptly after the consummation of the Merger, holders of shares of Sandwich Bancorp Common Stock will be notified in writing regarding the manner in which their stock certificates may be submitted in exchange for Exchange Shares. Sandwich Bancorp stockholders should not send their certificates to Sandwich Bancorp or any other party to the Merger Agreement until so notified.


     For additional information about the surrender of certificates, see "The Conversion and the Merger--Delivery of Certificates--Exchange Shares."


Certain Differences in the Rights of Stockholders

     Upon completion of the Merger, the stockholders of Sandwich Bancorp will become stockholders of Seacoast Financial and their rights as such will be governed by Seacoast Financial's Articles of Organization and By-Laws. The rights of Sandwich Bancorp's stockholders currently are governed by Sandwich Bancorp's Articles of Organization and By-Laws. The rights of stockholders of Seacoast Financial will be different in certain respects from the existing rights of Sandwich Bancorp's stockholders. Certain provisions of Seacoast Financial's Articles of Organization and By-Laws which will become effective upon the consummation of the Conversion, as well as provisions of the ESOP and certain state and federal laws, may have certain "anti-takeover" effects.

     For additional information about the differences in the rights of stockholders of Seacoast Financial and Sandwich Bancorp, see "Certain Differences in the Rights of Stockholders."


The Stock Option Agreement

     In connection with execution of the Merger Agreement, Sandwich Bancorp and Seacoast Financial executed a Stock Option Agreement (the "Stock Option Agreement") pursuant to which Sandwich Bancorp granted Seacoast Financial an option (the "Option") to purchase up to 387,107 authorized but unissued shares of Sandwich Bancorp Common Stock (constituting approximately 16.7% of the shares of Sandwich Bancorp Common Stock that would be outstanding following the exercise of the Option) at a price of $57.00 per share, such number of shares and exercise price being subject to adjustment under certain circumstances. The Option is exercisable only upon the occurrence and continuation of certain events that could jeopardize consummation of the Merger pursuant to the terms of the Merger Agreement.

     For additional information about the Stock Option Agreement, see "The Conversion and the Merger--The Stock Option Agreement" and the text of the Stock Option Agreement, which is attached to the Merger Agreement as Exhibit A, which agreement is attached hereto at Appendix A.


Effects of the Merger on Management of Sandwich Bancorp

     Upon the consummation of the Merger, Frederic D. Legate will retire as the President and Chief Executive Officer and a director of Sandwich Bancorp, and Seacoast Financial will take all necessary action to appoint Mr. Legate and two other members of Sandwich Bancorp's Board of Directors (to be designated by Seacoast Financial after consultation with Sandwich Bancorp) to Seacoast Financial's Board of Directors. Mr. Legate will also be appointed to Compass's Board of Directors and its executive committee. Mr. Legate and the two directors to be designated will receive standard fees for such future service. Under the terms of their employment and change of control agreements with Sandwich Bancorp, Mr. Legate and Dana S. Briggs, George L. Larson and David A. Parsons, each a Senior Vice President of Sandwich Bancorp, could receive severance payments of up to approximately $1,021,942, $394,496, $420,870 and $320,202, respectively. Under the terms of their employee stock options outstanding as of March 23, 1998 (the date of execution of the Merger Agreement), the difference between the value of stock options for Messrs. Legate, Briggs, Larson and Parsons (based upon an assumed exchange value of $64.00 per share) and the exercise price of the stock options held by each such person as of that date was approximately $2,241,299, $970,605, $1,199,040 and $904,756 respectively. Seacoast Financial has also agreed to assume certain deferred compensation plans, grantor trust agreements, supplemental retirement plans and split dollar insurance agreements currently in effect for certain directors and officers of Sandwich Bancorp, and Seacoast Financial has agreed to provide certain indemnification and liability insurance for Sandwich Bancorp's directors and officers.

     For additional information about effects of the Merger on management of Sandwich Bancorp, see "The Conversion and the Merger--Interests of Certain Persons in the Merger."


         SANDWICH BANCORP COMMON STOCK PRICE AND DIVIDEND INFORMATION

     The Sandwich Bancorp Common Stock is traded on the Nasdaq National Market under the symbol "SWCB." At the Record Date, September 3, 1998, there were approximately 750 record holders of Sandwich Bancorp Common Stock, and 2,083,678 shares of Sandwich Bancorp Common Stock were issued and outstanding.

     The following table sets forth the cash dividends declared by the Board of Directors of Sandwich Bancorp on outstanding shares of Sandwich Bancorp Common Stock and the range of high and low prices of such shares as quoted by the Nasdaq National Market during the two most recent fiscal years and through September 11, 1998 (prices before September 30, 1997 reflect prices of the common stock of Sandwich Bank before its holding company reorganization effective as of September 30, 1997). Stock price data on the Nasdaq National Market reflect interdealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.


                                                                Price
                                                          ------------------
                                       Cash Dividends
                                     Declared Per Share     High       Low
                                     ------------------   -------    -------
1996:
 First Quarter .....................      $  0.25         $21-1/2    $17
 Second Quarter ....................         0.25          21-1/8     18-3/4
 Third Quarter .....................         0.25          23-1/4     19-1/2
 Fourth Quarter ....................         0.30          31-1/4     21-3/4
1997:
 First Quarter .....................         0.30          34-3/4     28
 Second Quarter ....................         0.30          32         26-1/2
 Third Quarter .....................         0.30          39-3/4     30-1/4
 Fourth Quarter ....................         0.35          45-1/4     33-3/4
1998:
 First Quarter .....................         0.35          64-3/4     41-1/4
 Second Quarter ....................         0.35          64-1/2     62-3/4
 Third Quarter
   (through September 11, 1998) ....         0.35          63-3/4     55-3/4

     Seacoast Financial will not have any outstanding capital stock until after the consummation of the Conversion and, as a result, has never paid any dividends. See "Seacoast Financial's Dividend Policy."

     SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF SEACOAST FINANCIAL


     Set forth below are the selected consolidated financial and other data of Seacoast Financial. The financial data are derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of Seacoast Financial and Subsidiary and notes thereto presented elsewhere in this Prospectus.



                                                                                      At October 31,
                                                              ---------------------------------------------------------------
                                                  At May 31,
                                                   1998 (1)        1997          1996         1995        1994        1993
                                                ------------- ------------- ------------- ----------- ----------- -----------
                                                                               (In thousands)
Selected Financial Condition Data:
Total assets .................................. $1,176,559    $1,106,590    $1,027,764    $983,975    $791,989    $705,734
Loans (2) .....................................    884,422       820,197       748,113     676,007    509,868      451,114
Allowance for loan losses .....................     10,508        10,642        10,334       9,850      7,002        6,000
Debt securities (3):
 Available/held for sale ......................    173,820       205,620       198,783      77,562     68,472       50,328
 Held to maturity/held for investment .........     13,649        12,633        11,752     153,805    160,856      143,923
Marketable equity securities (3) ..............      9,520         3,696         1,523       1,064      2,631        2,030
Deposits ......................................    982,351       937,948       882,608     859,723    687,291      622,729
Borrowed funds ................................     77,074        60,703        49,948      41,178     33,469       16,098
Surplus .......................................    106,510        98,141        84,917      74,604     65,192       61,746
Net unrealized gain (loss) on securities
 available for sale, net of taxes, included
 in surplus ...................................      2,317         1,614           174          16     (1,910)          --
Non-performing loans ..........................      9,493        10,925        10,326       8,506     15,171        9,906
Non-performing assets .........................     10,888        12,632        12,924      12,424     20,969       16,867


                                                       Seven months
                                                      ended May 31,                       Year ended October 31,
                                                 ------------------------ ------------------------------------------------------
                                                    1998 (1)    1997 (1)     1997       1996       1995       1994       1993
                                                 ------------- ---------- ---------- ---------- ---------- ---------- ----------
                                                                                 (In thousands)
Selected Operating Data:
Interest income ................................    $49,990     $45,643    $80,032    $74,126    $66,472    $50,682    $51,215
Interest expense ...............................    25,032       22,652     39,831     37,245     34,539     23,280     23,314
                                                    -------     -------    -------    -------    -------    -------    -------
 Net interest income ...........................    24,958       22,991     40,201     36,881     31,933     27,402     27,901
Provision (credit) for loan losses .............       536          890      1,865      1,166       (351)     2,524      3,838
                                                    -------     -------    -------    -------    -------    -------    -------
 Net interest income after provision
   (credit) for loan losses ....................    24,422       22,101     38,336     35,715     32,284     24,878     24,063
Gains (losses) on sales of securities, net .....        (3)          23         37         60        (84)       663      1,847
Other non-interest income ......................     3,776        3,085      5,906      5,086      4,487      3,475      2,669
Other real estate owned expense, net ...........       138          293        519        644      1,072      1,026      1,560
Other non-interest expense .....................    15,437       14,378     24,291     23,514     23,618     19,342     16,757
                                                    --------    -------    -------    -------    -------    -------    -------
Income before income taxes and
 cumulative effect of change in
 accounting principle ..........................    12,620       10,538     19,469     16,703     11,997      8,648     10,262
Provision for income taxes .....................     4,954        4,254      7,685      6,548      4,511      3,292      4,451
Cumulative effect of change in
 accounting principle (4) ......................        --           --         --         --         --         --      2,000
                                                    --------    -------    -------    -------    -------    -------    -------
Net income .....................................    $7,666      $ 6,284    $11,784    $10,155    $ 7,486    $ 5,356    $ 7,811
                                                    ========    =======    =======    =======    =======    =======    =======

                                             (footnotes begin on following page)

                                                       Seven months
                                                       ended May 31,                    Year ended October 31,
                                                   --------------------- -----------------------------------------------------
                                                    1998 (1)   1997 (1)     1997       1996       1995       1994      1993
                                                   ---------- ---------- ---------- ---------- ---------- --------- ----------
Selected Financial Ratios and Other Data (5):
Performance Ratios:
 Return on average assets ........................     1.15%      1.03%      1.11%      1.02%      0.82%      .71%      1.12%
 Return on average surplus .......................    12.63      12.03      12.73      12.63      10.57      8.42      13.74
 Surplus to total assets at end of period ........     9.05       8.52       8.87       8.26       7.58      8.23       8.75
 Net interest rate spread (6) ....................     3.42       3.52       3.48       3.47       3.33      3.50       3.97
 Net interest margin (7) .........................     3.91       3.96       3.95       3.90       3.69      3.81       4.23
 Average interest-earning assets to average
   interest-bearing liabilities ..................   112.62     111.43     112.01     110.71     108.94    109.25     107.35
 Total non-interest expense to average assets.....     2.34       2.41       2.33       2.42       2.70      2.66       2.69
 Efficiency ratio (8) ............................    54.21      56.21      53.77      57.48      67.95     64.58      56.50
Regulatory Capital Ratios (9):
 Tier 1 leverage capital .........................     8.89       8.44       8.60       8.13       7.35      8.14       8.72
 Tier 1 risk-based capital .......................    12.44      12.64      12.67      12.47      11.07     12.35      12.84
 Total risk-based capital ........................    13.69      13.89      13.92      13.73      12.31     13.69      14.09
Asset Quality Ratios:
 Non-performing loans as a percent of
   loans (10) ....................................     1.07       1.74       1.33       1.38       1.26      2.98       2.20
 Non-performing assets as a percent of
   total assets ..................................      .93       1.47       1.14       1.26       1.26      2.65       2.39
 Allowance for loan losses as a percent
   of loans ......................................     1.19       1.36       1.30       1.38       1.46      1.37       1.33
 Allowance for loan losses as a percent of
   total non-performing loans ....................   110.69      78.49      97.41     100.08     115.80     46.15      60.57
Number of Full Service Customer Facilities .......       23         22         22         22         22        17         15

------------
(1) The data presented at and for the seven months ended May 31, 1998 and 1997 were derived from unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results at and for the seven months ended May 31, 1998 are not necessarily indicative of the results that may be expected for the year ending October 31, 1998.

(2) Loans are comprised of gross loan balances, less loans held for sale, net unadvanced funds on loans, net deferred loan origination fees and unearned discounts.

(3) Compass adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective November 1, 1993. In November 1995, Compass reclassified securities having a market value of $138.7 million from its held-to-maturity portfolio to its available-for-sale portfolio pursuant to a Financial Accounting Standards Board (the "FASB") interpretation of SFAS No. 115. Prior to the adoption of SFAS No. 115, debt securities were classified as either held for sale, in which case they were accounted for at the lower of amortized cost or market value, or held to maturity, in which case they were accounted for at amortized cost and marketable equity securities were stated at the lower of cost or market.

(4) In 1993, the "cumulative effect of change in accounting principle" resulted from the adoption of SFAS No. 109, "Accounting for Income Taxes."


(5) Asset Quality Ratios and Regulatory Capital Ratios are end-of-period ratios. With the exception of end-of-period ratios, all ratios are based on average daily balances during the periods indicated and are annualized where appropriate.

(6) The net interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(7) The net interest margin represents net interest income as a percentage of average interest-earning assets.

(8) The efficiency ratio represents the ratio of non-interest expenses to the sum of net interest income and non-interest income.

(9) For definitions and further information relating to Seacoast Financial's and Compass's regulatory capital requirements and for Seacoast Financial's pro forma capital levels as a result of the Offering, see "Regulatory Capital Compliance" and "Regulation of Seacoast Financial and Compass--Regulatory Capital Requirements" and "--Prompt Corrective Action."

(10) Non-performing loans consist of all loans 90 days or more past due and other loans which have been identified by Compass as presenting uncertainty with respect to the collectibility of interest or principal. It is Compass's policy to cease accruing interest on all such loans, except indirect auto loans and other consumer loans.

      SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF SANDWICH BANCORP


     Set forth below are the selected consolidated financial and other data of Sandwich Bancorp. The financial data are derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of Sandwich Bancorp and Subsidiaries and notes thereto incorporated by reference in this Prospectus.



                                                                                   At December 31,
                                                         -------------------------------------------------------------------
                                             At June 30,
                                               1998(1)        1997          1996          1995         1994         1993
                                            ------------ ------------- ------------- ------------- ----------- -------------
                                                                 (In thousands, except per share data)
Selected Financial Condition Data:
Total assets ..............................  $ 531,013     $ 518,697     $ 464,555     $ 426,515    $408,282     $ 328,746
Loans .....................................    360,617       370,742       320,844       274,095     253,985       210,618
Allowance for loan losses .................      4,167         4,100         3,741         3,674       3,255         2,983
Investment securities:
 Available for sale .......................     58,180        10,995        13,312        25,770      31,318            --
 Held to maturity/held for investment .....     64,792        99,577        99,648        89,468      90,107        89,793
Deposits ..................................    444,750       423,014       388,249       377,973     358,009       279,965
Borrowed funds ............................     33,601        45,601        32,073         8,148      12,865        14,300
Stockholders' equity ......................     44,556        42,014        38,633        35,744      32,819        31,197
Net unrealized gain (loss) on securities,
 available for sale, net of taxes, included
 in stockholders' equity ..................        162            85            27            39        (537)           --
Book value per share ......................  $   21.80     $   21.63     $   20.31     $   19.43    $  17.95     $   17.11
Non-performing loans ......................      2,691         3,581         4,086         4,671       2,063         2,331
Non-performing assets .....................      2,962         4,177         4,551         5,038       3,032         5,198


                                                   Six months
                                                 ended June 30,                          Year ended December 31,
                                            -----------------------  --------------------------------------------------------------
                                               1998(1)      1997(1)      1997         1996         1995         1994         1993
                                            ------------ ----------  ------------ ------------ ------------ ------------ ----------
                                                                               (In thousands except per share data)
Selected Operating Data:
Interest and dividend income ..............   $ 18,293     $ 17,283    $ 35,917     $ 32,309     $ 30,673     $ 24,077     $ 20,128
Interest expense ..........................      9,572        8,707      18,322       15,792       14,833       10,572        9,245
                                              --------     --------    --------     --------     --------     --------     --------
 Net interest income ......................      8,721        8,576      17,595       16,517       15,840       13,505       10,883
Provision for loan losses .................         57          241         750          265          597          340          478
                                              --------     --------    --------     --------     --------     --------     --------
 Net interest income after
   provision for loan losses ..............      8,664        8,335      16,845       16,252       15,243       13,165       10,405
Gains on sales of securities, net .........         --           --          55           --           --            6          107
Other non-interest income .................      1,374        1,237       2,666        2,839        2,718        2,225        2,364
Non-interest expense ......................      6,292        6,051      12,225       12,333       12,356       11,416       10,984
                                              --------     --------    --------     --------     --------     --------     --------
Income before income taxes ................      3,746        3,521       7,340        6,758        5,605        3,980        1,892
Provision for income taxes ................      1,404        1,327       2,480        2,621        2,169        1,396          241
                                              --------     --------    --------     --------     --------     --------     --------
Net income ................................   $  2,342     $  2,194    $  4,860     $  4,137     $  3,436     $  2,584     $  1,651
                                              ========     ========    ========     ========     ========     ========     ========
Basic earnings per share ..................   $   1.19     $   1.15    $   2.54     $   2.20     $   1.87     $   1.41     $   0.91
                                              --------     --------    --------     --------     --------     --------     --------
Diluted earnings per share ................   $   1.14     $   1.10    $   2.45     $   2.13     $   1.82     $   1.38     $   0.90
                                              --------     --------    --------     --------     --------     --------     --------

                                                       Six months
                                                     ended June 30,                   Year ended December 31,
                                                   ------------------- ------------------------------------------------------
                                                    1998(1)   1997(1)     1997       1996       1995       1994       1993
                                                   --------- --------- ---------- ---------- ---------- ---------- ----------
Selected Financial Ratios and Other Data (2):
Performance Ratios:
 Return on average assets ........................    0.90%     0.91%      0.98%      0.94%      0.81%      0.69%      0.52%
 Return on average equity ........................   11.23     11.48      12.49      11.47      10.21       7.92       5.40
 Average equity to average assets ................    7.98      7.97       7.84       8.17       7.98       8.72       9.56
 Equity to total assets at end of period .........    8.39      7.95       8.10       8.32       8.38       8.04       9.49
 Net interest rate spread (3) ....................    2.96      3.20       3.12       3.38       3.51       3.42       3.54
 Net interest margin (4) .........................    3.51      3.74       3.71       3.94       3.98       3.83       3.66
 Average interest-earning assets to average
   interest-bearing liabilities ..................  114.23    114.17     115.27     114.71     112.68     113.56     112.77
 Total non-interest expense to average assets.....    2.41      2.52       2.46       2.80       2.93       3.05       3.60
 Efficiency ratio (5) ............................   60.13     59.00      57.68      60.53      61.61      69.19      78.88
Regulatory Capital Ratios (6):
 Tier 1 leverage capital .........................    8.29      7.77       7.86       8.35       7.92       7.30       8.73
 Tier 1 risk-based capital .......................   15.21     13.23      13.61      13.43      13.13      12.34      14.14
 Total risk-based capital ........................   16.46     14.48      14.86      14.14      14.40      13.59      15.39
Asset Quality Ratios
 Non-performing loans as a percent of
   loans (7) .....................................    0.75      1.05       0.97       1.27       1.70       0.81       1.09
 Non-performing assets as a percent of
   total assets ..................................    0.56      0.79       0.81       0.98       1.18       0.74       1.58
 Allowance for loan losses as a percent
   of loans ......................................    1.16      1.09       1.11       1.17       1.34       1.28       1.42
 Allowance for loan losses as a percent of
   total non-performing loans ....................  154.85    104.06     114.49      91.56      78.66     157.78     127.97
Number of Full Service Customer Facilities .......      11        11         11         11         11         11         10

------------
(1) The data presented at and for the six months ended June 30, 1998 and 1997 were derived from unaudited consolidated financial statements and reflect, in the opinion of Sandwich Bancorp's management, all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results at and for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.


(2) Asset Quality Ratios and Regulatory Capital Ratios are end-of-period ratios. With the exception of end-of-period ratios, all ratios are based on average daily balances during the periods indicated and are annualized where appropriate.

(3) The net interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(4) The net interest margin represents net interest income as a percentage of average interest-earning assets.

(5) The efficiency ratio represents the ratio of non-interest expenses (excluding amortization of core deposit intangible asset) to the sum of net interest income and non-interest income.

(6) For definitions and further information relating to Sandwich Bancorp's and Sandwich Bank's regulatory capital requirements, see "Regulation of Seacoast Financial and Compass--Regulatory Capital Requirements" and "--Prompt Corrective Action."

(7) Non-performing loans consist of all loans 90 days or more past due and other loans which have been identified by Sandwich Bank as presenting uncertainty with respect to the collectibility of interest or principal. It is Sandwich Bank's policy to cease accruing interest on all such loans.

SELECTED UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA OF SEACOAST FINANCIAL


     The following tables present certain unaudited pro forma consolidated financial data with respect to Seacoast Financial and its subsidiary. For each period presented below, the "Pro Forma for Merger" information gives effect to the Merger but not the Conversion. The "Pro Forma for Merger and Conversion" information gives effect to the consummation of both the Conversion and the Merger, including the sale of Conversion Shares in the Offering and the issuance of Exchange Shares in the Merger, and includes interest income on the investment of the net proceeds on the sale of Conversion Shares and the anticipated expenses associated with the ESOP and one-time Merger costs (reflected as a reduction to stockholders' equity but not to net income). This financial data assumes that these transactions occurred on each of the dates and at the beginning of each of the periods presented, that 12,686,225 Exchange Shares are issued and that 18,400,000 Conversion Shares are sold in the Offerings at the $10.00 Purchase Price per share, resulting in gross proceeds of $184.0 million (the maximum of the Estimated Valuation Range). For information on net income, net income per share, stockholders' equity and stockholders' equity per share at the minimum, midpoint and 15% above the maximum of the Estimated Valuation Range, see "Pro Forma Data--Pro Forma Conversion Data." For additional assumptions used in calculating the pro forma data, see "Pro Forma Data--Unaudited Pro Forma Condensed Consolidated Financial Information."


     In accordance with generally accepted accounting principles ("GAAP"), the Merger will be accounted for using the pooling-of-interests method. Under the pooling-of-interests method of accounting, the recorded assets and liabilities of the parties to the Merger Agreement will be carried forward at their recorded amounts, and the results of operations of the combined parties will include the results of operations of Seacoast Financial and Sandwich Bancorp for the entire year in which the Conversion and the Merger occur and, as restated, for prior periods. Such accounting treatment requires satisfaction of certain conditions, including that "affiliates" of the parties to the Merger Agreement may not dispose of shares of Seacoast Financial Common Stock prior to the publication of financial results covering at least 30 days of post-closing combined operations of such parties.


     The following selected unaudited pro forma financial data should be read in conjunction with the consolidated financial statements and related notes presented elsewhere or incorporated by reference in this Prospectus.



                                                                At May 31, 1998(1)                At October 31, 1997(1)
                                                        ----------------------------------   ---------------------------------
                                                                              Pro Forma                           Pro Forma
                                                           Pro Forma         for Merger         Pro Forma         for Merger
                                                           for Merger      and Conversion       for Merger      and Conversion
                                                        ---------------   ----------------   ---------------   ---------------
                                                                                (Dollars in thousands)
Financial Condition:
 Total assets .......................................     $ 1,698,414       $ 1,864,296        $ 1,621,295       $ 1,787,177
 Loans, net .........................................       1,230,364         1,230,364          1,176,197         1,176,197
 Investment securities held to maturity .............          13,649            13,649             12,633            12,633
 Investment securities available for sale ...........         300,597           300,597            319,896           319,896
 Deposits ...........................................       1,427,101         1,427,101          1,360,962         1,360,962
 Borrowed funds .....................................         112,396           112,396            108,042           108,042
 Total stockholders' equity .........................         141,908           307,790            136,132           302,014
 Non-performing loans ...............................          12,184            12,184             14,506            14,506
 Non-performing assets ..............................          13,850            13,850             16,809            16,809
 Asset quality ratios (period end):
   Allowance for loan losses to total loans .........            1.18%             1.18%              1.24%             1.24%
   Non-performing assets as a percent of
    total assets ....................................            0.82%             0.74%              1.04%             0.94%
   Allowance for loan losses to non-
    performing loans ................................          120.44%           120.44%            101.63%           101.63%

                                             (footnotes begin on following page)

                                         Seven months ended May 31, (1)                        For the year ended October 31, (1)
                                    ------------------------------------  ----------------------------------------------------------
                                           1998               1997                 1997                 1996                1995
                                    ----------------- ------------------  -------------------------------------- -------------------
                                               Pro               Pro                 Pro                 Pro                 Pro
                                              Forma             Forma               Forma               Forma               Forma
                                      Pro      for      Pro      for       Pro       for       Pro       for       Pro       for
                                     Forma   Merger    Forma    Merger    Forma     Merger    Forma     Merger     Forma    Merger
                                      for      and      for      and       for       and       for       and       for       and
                                    Merger Conversion  Merger Conversion  Merger  Conversion  Merger  Conversion  Merger  Conversion
                                    ------ ----------  ------ ----------  ------- ----------  ------- ----------  ------- ----------
                                           (Dollars in thousands, except per share data)
Results of Operations (2):
 Net interest income .............. $35,214  $39,627   $33,194  $37,623   $57,796  $65,390    $53,398   $61,203   $47,773   $56,437
 Provision for loan losses ........     830      830     1,241    1,241     2,615    2,615      1,431     1,431       246       246
                                    -------  -------   -------  -------   -------  -------    -------   -------   -------   -------
 Net interest income after
  provision for loan losses .......  34,384   38,797    31,953   36,382    55,181   62,775     51,967    59,772    47,527    56,191
 Noninterest income ...............   5,449    5,449     4,566    4,566     8,664    8,664      7,985     7,985     7,121     7,121
 Noninterest expense ..............  22,969   23,398    21,706   22,135    37,036   37,772     36,491    37,227    37,046    37,782
                                    -------  -------   -------  -------   -------  -------    -------   -------   -------   -------
 Income before income taxes .......  16,864   20,848    14,813   18,813    26,809   33,667     23,461    30,530    17,602    25,530
 Income taxes .....................   6,265    7,859     5,884    7,484    10,165   12,909      9,169    11,997     6,680     9,851
                                    -------  -------   -------  -------   -------  -------    -------   -------   -------   -------
 Net income ....................... $10,599  $12,989    $8,929  $11,329   $16,644  $20,758    $14,292   $18,533   $10,922   $15,679
                                    =======  =======   =======  =======   =======  =======    =======   =======   =======   =======
 Diluted earnings per share (5) ... $  0.34   $ 0.44    $ 0.29   $ 0.39    $ 0.54   $ 0.71     $ 0.47    $ 0.63    $ 0.36    $ 0.54
                                    =======  =======   =======  =======   =======  =======    =======   =======   =======   =======
Selected Ratios:
Performance ratios:
 Return on average assets (3)(4)...   1.09%    1.22%     1.00%    1.15%     1.07%    1.20%      0.99%     1.15%     0.82%     1.04%
 Return on average equity (3) (4)..  12.46%    7.36%    11.98%    6.70%    12.66%    7.08%     12.27%     6.66%    10.45%     5.89%

------------
(1) Sandwich Bancorp financial data is included at June 30, 1998 and December 31, 1997 and for the seven-month periods ended June 30, 1998 and 1997 and the fiscal years ended December 31, 1997, 1996 and 1995.

(2) Does not reflect any cost savings or other benefits of the Merger.

(3) These ratios are based on average daily balances.

(4) Annualized.

(5) Diluted earnings per share have been computed as follows: for "Pro Forma for Merger" purposes, no ESOP shares are assumed to have been issued; for "Pro Forma for Merger and Conversion" purposes, ESOP shares are assumed to have been issued but are not treated as outstanding until committed to be released.

                              RECENT DEVELOPMENTS

     The following table sets forth certain consolidated financial and other data of Seacoast Financial at and for the periods indicated. Consolidated financial and operating data and financial ratios and other data at and for the year ended October 31, 1997 have been derived from and should be read in conjunction with the audited Consolidated Financial Statements of Seacoast Financial and Notes thereto presented elsewhere in this Prospectus. Consolidated financial and operating data and financial ratios and other data at and for the nine months ended July 31, 1998 and 1997 were derived from unaudited Consolidated Financial Statements. The results of operations and ratios and other data presented for the nine months ended July 31, 1998 are not necessarily indicative of the results that may be expected for the year ending October 31, 1998.


                                                              At July 31,       At October 31,
                                                                1998 (1)             1997
                                                           -----------------   ---------------
                                                                     (In thousands)
Selected Financial Condition Data:
Total assets ............................................    $1,201,704           $1,106,590
Loans (2) ...............................................       907,404              820,197
Allowance for loan losses ...............................        10,534               10,642
Debt securities:
 Available for sale .....................................       178,668              205,620
 Held to maturity .......................................        13,695               12,633
Marketable equity securities ............................        10,828                3,696
Deposits ................................................     1,008,417              937,948
Borrowed funds ..........................................        74,368               60,703
Surplus .................................................       108,721               98,141
Net unrealized gain on securities available for
 sale, net of taxes, included in surplus ................         2,174                1,614
Non-performing loans ....................................         4,592               10,925
Non-performing assets ...................................         5,866               12,632


                                                                 Nine months ended July 31,
                                                              1998 (1)            1997 (1)
                                                           --------------        ----------
                                                                       (In thousands)
Selected Operating Data:
Interest income .........................................     $  64,776           $   59,191
Interest expense ........................................        32,395               29,431
                                                              -----------         ----------
 Net interest income ....................................        32,381               29,760
Provision for loan losses ...............................           837                1,337
                                                              -----------         ----------
 Net interest income after provision for loan losses ....        31,544               28,423
Gains (losses) on sales of securities, net ..............            (3)                  20
Other non-interest income ...............................         5,050                4,154
Other real estate owned expense, net ....................           121                  382
Other non-interest expense ..............................        20,027               17,908
                                                              -----------         ----------
Income before income taxes ..............................        16,443               14,307
Provision for income taxes ..............................         6,423                5,588
                                                              -----------         ----------
Net income ..............................................     $  10,020           $    8,719
                                                              ===========         ==========


                                             (footnotes begin on following page)

                                                                                Nine months ended July 31,
                                                                                  1998(1)      1997(1)
Selected Financial Ratios and Other Data (3):
Performance Ratios:
 Return on average assets ....................................................      1.16%        1.10%
 Return on average surplus ...................................................     12.69        12.82
 Surplus to total assets at end of period ....................................      9.05         8.63
 Net interest rate spread (4) ................................................      3.43         3.50
 Net interest margin (5) .....................................................      3.92         3.95
 Average interest-earning assets to average interest-bearing liabilities .....    112.54       111.62
 Total non-interest expense to average assets ................................      2.33         2.32
 Efficiency ratio (6) ........................................................     53.83        53.90
Regulatory Capital Ratios (7):
 Tier 1 leverage capital .....................................................      8.91         8.53
 Tier 1 risk-based capital ...................................................     12.32        12.55
 Total risk-based capital ....................................................     13.55        13.80
Asset Quality Ratios:
 Non-performing loans as a percent of loans (8) ..............................      0.51         1.44
 Non-performing assets as a percent of total assets ..........................      0.49         1.24
 Allowance for loan losses as a percent of loans .............................      1.16         1.34
 Allowance for loan losses as a percent of total nonperforming loans .........    229.40        93.09
Number of Full Service Customer Facilities ...................................        23           22

------------
(1) The data presented at and for the nine months ended July 31, 1998 and 1997 was derived from unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results at and for the nine months ended July 31, 1998 are not necessarily indicative of the results that may be expected for the year ending October 31, 1998.

(2) Loans are comprised of gross loan balances less loans held for sale, unadvanced funds on loans, deferred loan origination fees and unearned discounts.

(3) Asset Quality Ratios and Regulatory Capital Ratios are end of period ratios. With the exception of period ratios, all ratios are based on average daily balances during the indicated periods and are annualized where appropriate.

(4) The net interest spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(5) The net interest margin represents net interest income as a percent of average interest-earning assets.

(6) The efficiency ratio represents the ratio of non-interest expenses divided by the sum of net interest income and non-interest income.

(7) For definitions and further information relating to Seacoast Financial's and Compass's regulatory capital requirements, and for Seacoast Financial's pro forma capital levels as a result of the Offering, see "Regulatory Capital Compliance" and "Regulation of Seacoast Financial and Compass--Regulatory Capital Requirements" and "--Prompt Corrective Action."

(8) Non-performing loans consist of all loans 90 days or more past due and other loans which have been identified by Compass as presenting uncertainty with respect to the collectibility of interest or principal. It is Compass's policy to cease accruing interest on all such loans, except indirect auto loans and other consumer loans.

Comparison of Financial Condition at July 31, 1998 and October 31, 1997
     Total assets increased by $95.1 million, or 8.6%, from $1,106.6 million at October 31, 1997 to $1,201.7 million at July 31, 1998. This growth was due primarily to a $14.8 million, or 45.0%, increase in cash and cash equivalents and a $87.2 million, or 10.6% increase in loans. Asset growth was funded primarily by a $70.5 million, or 7.5%, increase in deposits and a $10.3 million, or 20.1%, increase in FHLB advances.

     The increase in cash and cash equivalents at July 31, 1998 was temporary in nature and attributable to a reduction in the difference in rates paid on short- to medium-term investments and funds invested overnight as well as to normal fluctuations in activity.

     The increase in loans occurred primarily in Seacoast Financial's construction and indirect auto loan portfolios. From October 31, 1997 to July 31, 1998, construction loans increased by $9.7 million, or 28.6% and indirect auto loans (net of unearned discounts) increased by $63.6 million, or 30.6%. The growth during the nine months ended July 31, 1998 is primarily attributable to the favorable interest rate environment and economic conditions which prevailed during this period. In addition, Seacoast Financial has continued to emphasize the origination of indirect auto loans through its network of automobile dealers.

     Total deposits at July 31, 1998, were $1,008.4 million, an increase of $70.5 million, or 7.5% compared to $937.9 million at October 31, 1997. The increase in deposits continues to be impacted by favorable economic conditions partially offset by a continuing low interest rate environment wherein Seacoast Financial competes against other instruments available to the public such as mutual funds and annuities. In addition, deposit growth reflects increased seasonal activity on Martha's Vineyard and the continuing effect of industry consolidation. Total borrowed funds were $74.4 million at July 31, 1998 compared to $60.7 million at October 31, 1997, an increase of $13.7 million, or 22.6%. During the nine months ended July 31, 1998, Seacoast Financial's net borrowing from the FHLB increased by $10.3 million.

     The increase in surplus of $10.6 million to $108.7 million at July 31, 1998 resulted from net earnings of $10.0 million for the nine months ended July 31, 1998 and a $560,000 increase in unrealized gains (net of taxes) on securities available for sale, most of which pertained to Seacoast Financial's marketable equity securities portfolio.


Comparison of Operating Results for the Nine Months Ended July 31, 1998 and July 31, 1997

    General. Net income increased by $1.3 million or 14.9%, from $8.7 million for the nine months ended July 31, 1997 to $10.0 million for the nine months ended July 31, 1998. The improvement was attributable to higher net interest income of $2.6 million, a $500,000 decrease in the provision for loan losses due to a continuation of the favorable trends in the various factors considered by management in evaluating the adequacy of the allowance for loan losses and an increase in net gains on sales of loans of $556,000. The improvement was partially offset by an increase of $1.9 million in non-interest expense due to higher salaries, occupancy and equipment expenses, data processing expenses and marketing costs. Of the $1.9 million increase in non-interest expense, $412,000 was due to a recovery, in 1997, of life insurance premiums recognized when an insurance company emerged from receivership. The increase in net interest income was due to growth in average interest-earning assets.

     Interest Income. Interest income for the nine months ended July 31, 1998 was $64.8 million, compared to $59.2 million for the nine months ended July 31, 1997, an increase of $5.6 million, or 9.5%. All of the increase in interest income resulted from growth in average interest-earning assets of $98.7 million, or 9.8%, as the overall yield on interest-earning assets declined by 2 basis points in the 1998 period. The principal areas of growth related to real estate loans (up $36.9 million, or 7.1%) and indirect auto loans (up $56.7 million, or 32.5%). Most of the real estate loan growth resulted from increased originations of one-to-four family real estate loans and construction loans. The increase in indirect auto loans resulted from an improved economic environment within Compass's local markets, the expansion of such lending into Rhode Island and the continued emphasis of this area of lending.

     Interest Expense. Interest expense for the nine months ended July 31, 1998 was $32.4 million, compared to $29.4 million for the nine months ended July 31, 1997, an increase of $3.0 million, or 10.1%. This increase resulted from a higher average balance of interest-bearing liabilities (up $80.3 million, or 8.9%). Average interest-bearing deposit balances increased $62.9 million, or 7.5%, primarily as a result of the factors noted in the prior discussion on deposit growth.

     Compass increased its borrowings from the FHLB during the nine months ended July 31, 1998. Interest expense on borrowed funds increased $752,000, or 27.5%, in the nine months ended July 31, 1998 due to a $17.5 million, or 31.0%, increase in the average balance of such funds to $73.9 million, which was partially offset by an 18 basis point reduction in the average rate paid on borrowed funds to 6.29% in the 1998 period compared to the 1997 period.

     Provision for Loan Losses. Compass establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level that management estimates is appropriate to absorb future charge-offs of loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, evaluations of real estate collateral, current and anticipated economic conditions, volume and type of lending and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses monthly in order to maintain the adequacy of the allowance.

     Compass provided $837,000 for loan losses in the nine month period ended July 31, 1998 compared to $1.3 million in the nine month period ended July 31, 1997, a decrease of $500,000, or 37.4%. This decrease was primarily influenced by a reduction in the balance of adversely classified loans and fewer delinquencies.

     Non-Interest Income. Total non-interest income was $5.0 million for the nine months ended July 31, 1998 compared to $4.2 million for the nine months ended July 31, 1997, an increase of $873,000, or 20.9%. The increase resulted primarily from an increase of $556,000 in the gain on sale of mortgage loans from $297,000 in the nine months ended July 31, 1997 to $853,000 in the nine months ended July 31, 1998. Compass generally sells in the secondary mortgage market fixed rate residential mortgage loans with terms of 15 years or longer. With the reduction in interest rates on 15- and 30-year fixed rate mortgages which occurred in 1997 and into 1998, the volume of fixed-rate mortgage loan originations increased which caused this increase. Also, Compass earned $188,000 of fees in 1998 under a new relationship with an outside vendor which processes its official checks. This fee is determined based on the average length of time such checks, which are drawn on the account of the outside vendor, remain outstanding.

     Non-Interest Expense. Non-interest expense increased by $1.9 million, or 10.4%, from $18.3 million for the nine months ended July 31, 1997 to $20.2 million for the nine months ended July 31, 1998. Of this increase, $868,000 related to compensation and employee benefits, which rose 8.5% to $11.0 million for the nine months ended July 31, 1998. The higher level of compensation and employee benefits was caused by overall salary increases averaging 4%, increased commissions of $155,000 related to higher mortgage loan originations, staffing increases in the lending area and higher health insurance costs of $65,000.

     Occupancy and equipment expenses increased $127,000, or 5.1%, to $2.6 million for the nine months ended July 31, 1998. This increase was due to an increase in ATM maintenance costs, and a one-time reduction in rent expense in 1997 of $36,000 attributable to a leased facility which Compass no longer utilized.

     Marketing expenses increased $280,000, or 32.6%, to $1.1 million for the nine months ended July 31, 1998. This increase was primarily attributable to advertising campaigns related to the new ROTH IRA accounts allowed by changes in the tax law, Compass's commercial loan programs and the advertising of Compass's Preferred Checking account program.

     Data processing expenses increased $285,000, or 17.9%, to $1.9 million for the nine months ended July 31, 1998. This increase was due to new services, including laser printing and Internet services, and volume-related increases in loans and deposits.

     Other real estate owned (OREO) expenses decreased $261,000, or 68.3%, to $121,000 for the nine months ended July 31, 1998 due to the continuation of the decline in the number of properties held as OREO and stable real estate market values.

     Other non-interest expenses for the nine months ended July 31, 1998 were $2.5 million compared to $1.9 million for the comparable period in 1997, an increase of $527,000 or 27.1%. Included in the results for 1997 was a recovery of life insurance premiums of $412,000 from an insurance company which emerged from receivership. Exclusive of this item, other non-interest expenses increased in 1998 by $115,000 or 4.9%.

     Income Taxes. Income tax expense was $6.4 million of the nine months ended July 31, 1998, an increase of $835,000, or 14.9%, compared to the 1997 period. The effective tax rate was 39.1% in 1998 and 1997.

                                 RISK FACTORS


Construction, Commercial Real Estate, Commercial and Indirect
Auto Lending Risks

     Residential real estate loans represent a smaller proportion of Compass's loan portfolio than that of most savings institutions. In general, construction loans, commercial real estate loans, commercial loans and indirect auto loans generate higher returns, but also pose greater credit risks, than do owner-occupied residential mortgage loans.

     The repayment of construction and commercial real estate loans depends on the business and financial condition of borrowers and, in the case of construction loans, on the economic viability of projects financed. A number of Compass's borrowers have more than one construction or commercial real estate loan outstanding with Compass. Moreover, these loans are concentrated primarily in southeastern Massachusetts. Economic events and changes in government regulations, which Compass and its borrowers cannot control, could have an adverse impact on the cash flows generated by properties securing Compass's construction and commercial real estate loans and on the values of such properties. Commercial properties tend to decline in value more rapidly than residential owner-occupied properties during economic recessions. Compass held $167.0 million in construction and commercial real estate loans in its loan portfolio as of May 31, 1998 and on a pro forma basis at that date, assuming consummation of the Merger, it would have had $258.3 million of such loans in its portfolio.

     Compass makes both secured and some short-term unsecured commercial loans, holding $58.2 million of such loans in its loan portfolio as of May 31, 1998. On a pro forma basis at that date, assuming consummation of the Merger, it would have had $66.4 million of commercial loans in its portfolio. Repayment of both secured and unsecured commercial loans depends substantially on borrowers' underlying business, financial condition and cash flows. Unsecured loans generally involve a higher degree of risk of loss than do secured loans because, without collateral, repayment is wholly dependent upon the success of the borrowers' businesses. Secured commercial loans are generally collateralized by equipment, leases, inventory and accounts receivable. Compared to real estate, such collateral is more difficult to monitor, its value is harder to ascertain, it may depreciate more rapidly and it may not be as readily saleable if repossessed.

     In 1985, Compass began to make indirect auto loans and its portfolio of such loans has grown significantly since then. Compass's portfolio of indirect auto loans, net of unearned discounts, totaled $247.6 million as of May 31, 1998. Although Compass has not experienced significant delinquencies in this portfolio to date, borrowers may be more likely to become delinquent on an automobile loan than on a residential mortgage loan secured by their primary residence. Moreover, automobiles depreciate rapidly and, in the event of default, principal loss as a percent of the loan balance depends upon the mileage and condition of the vehicle at the time of repossession, over which Compass has no control.

     The interest rate charged to an indirect auto loan borrower is generally one to two percentage points higher than the rate earned by Compass. The difference between the two rates is referred to as the "spread." At loan inception, the dollar value of the spread over the contractual term of the loan is prepaid by Compass to an auto dealer. Such prepaid amounts are generally subject to rebate to Compass in the event the underlying loan is prepaid or becomes delinquent. The risk of loss of amounts previously advanced to a dealer is primarily dependent upon loan performance and general economic conditions but is also dependent upon the financial condition of the dealer. To mitigate this risk, Compass withholds a portion of the spread at loan origination as a dealer reserve. The amount withheld, in the aggregate, generally approximates 1% of the outstanding balance of loans originated by each dealer. However, there is no assurance that Compass can successfully recover amounts advanced for spreads.


Geographic Concentration of Loans in and Deposits from Southeastern Massachusetts and Rhode Island

     Compass operates primarily in southeastern Massachusetts and, to a much lesser degree, Rhode Island. Over the past several decades, portions of Compass's market area, including the cities of New Bedford and Fall River, have experienced relatively flat economic activity and higher unemployment rates than most of New England and the country, primarily as a result of a reduction in manufacturing and marine-related jobs there. The economies of New Bedford and Fall River did not experience the same growth and increase in real estate values that characterized much of Massachusetts and New England during the 1980's. Similarly, during the latter half of the 1990's, the economies, employment rates and real estate markets of New Bedford and Fall River have remained relatively flat, continuing to lag behind many other New England regions that have enjoyed significant economic improvement in recent years.

     Compass's current primary market area also includes Martha's Vineyard. Following consummation of the Merger, Compass's operations will also include Sandwich Bank's extensive market area on Cape Cod. See "Business of Compass--Market Area and Competition" and "Certain Effects of the Merger on Seacoast Financial." The economies of Cape Cod and Martha's Vineyard depend heavily on tourists who visit primarily during summer months. As a result, many businesses on Cape Cod and Martha's Vineyard have positive cash flows only during those months. Tourism-based businesses are customers--commercial loan borrowers and depositors--of both Compass and Sandwich Bank, and seasonal fluctuations affect these customers' deposit balances as well as their ability to repay their loans. Compass and Sandwich Bank often structure loans to such customers with uneven payment schedules, so that the bulk of the annual debt service comes due in the summer months. Nevertheless, a tourist season may be delayed or cut short due to conditions beyond Compass's control (such as the weather) and, thus, Compass's loans to tourism-based businesses are subject to a greater risk of non-repayment than its other commercial loans.


Potential Impact of Changes in Interest Rates on Seacoast Financial's Earnings

     Seacoast Financial's profitability, like that of most financial institutions, depends to a large extent upon its net interest income, which is the difference, or spread, between its gross interest income on interest-earning assets, such as loans and securities, and its interest expense on interest-bearing liabilities, such as deposits and borrowed funds. Accordingly, Seacoast Financial's results of operations and financial condition depend largely on movements in market interest rates and its ability to manage its interest-rate-sensitive assets and liabilities in response to such movements. Changes in interest rates could have a material adverse effect on Seacoast Financial's business, financial condition, results of operations and cash flows. Because, as a general matter, Seacoast Financial's interest-bearing liabilities reprice or mature more quickly than its interest-earning assets, an increase in interest rates generally would result in a decrease in its interest rate spread and net interest income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Seacoast Financial--Management of Market and Interest Rate Risk."

     Changes in interest rates also affect the value of Seacoast Financial's interest-earning assets, including, in particular, the value of its investment securities portfolio. Generally, the value of investment securities fluctuates inversely with changes in interest rates. At May 31, 1998, Seacoast Financial's securities portfolio totaled $202.3 million, including $183.3 million of securities available for sale. Unrealized gains and losses on securities available for sale are reported as a separate component of surplus, net of related taxes. Decreases in the fair value of securities available for sale therefore would have an adverse affect on Seacoast Financial's stockholders' equity. See "Business of Compass--Investment Activities."

     Seacoast Financial is also subject to reinvestment risk relating to interest rate movements. Decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs. Under these circumstances, Seacoast Financial is subject to reinvestment risk to the extent that it is not able to reinvest funds from such prepayments at rates that are comparable to the rates on the prepaid loans or securities. On the other hand, increases in interest rates on adjustable rate mortgage loans result in larger mortgage payments from borrowers, which could potentially increase Seacoast Financial's level of loan delinquencies and defaults.


Risks Related to the Acquisition of Sandwich Bancorp

     Compass's future operating performance will depend, in part, on the success of the Merger. The success of the Merger will, in turn, depend on a number of factors, including Compass's ability to (i) integrate into Compass Sandwich Bank's operations and branches, (ii) retain Sandwich Bank's deposits and customers, (iii) control future non-interest expenses in a manner that enables Compass to improve its overall operating efficiencies and (iv) retain and integrate certain personnel of Sandwich Bank into Compass's operations. Integration of Sandwich Bank into Compass following the Merger will require the dedication of the time and resources of Compass's and Seacoast Financial's managements, and may temporarily distract managements' attention from the day-to-day business of Compass. No assurance can be given that Compass will successfully integrate Sandwich Bank's operations into its own, or that Compass will achieve anticipated benefits of the Merger or achieve earnings results in the future similar to those it, or Sandwich Bank, has achieved in the past. Further, no assurance can be given that Compass will effectively manage any growth resulting from the Merger.

Low Return on Equity Following the Conversion

     Seacoast Financial's ratio of surplus to assets was 9.05% as of May 31, 1998. The consummation of the Conversion will increase this ratio significantly because the proceeds from the sale of the Conversion Shares will be added to Seacoast Financial's equity. Seacoast Financial's consolidated ratio of equity to assets would exceed 15.5% and 16.5%, respectively, on a pro forma basis as of May 31, 1998 assuming the sale of Conversion Shares at the midpoint and the maximum, respectively, of the Estimated Valuation Range and assuming consummation of the Merger. Seacoast Financial's ability to leverage this additional capital will be significantly affected by competition for loans and deposits and economic conditions. Seacoast Financial currently anticipates that it will take considerable time to prudently deploy such capital. Management expects that Seacoast Financial will earn a return on its equity that is below the industry average (and below its own historical levels) for a period of time after the Conversion and the Merger.

     Since Seacoast Financial expects to account for the Merger as a pooling-of-interests under generally accepted accounting principles ("GAAP"), Seacoast Financial's ability to repurchase shares of Seacoast Financial Common Stock may be restricted during the two-year period that will follow completion of the Merger. See "Use of Proceeds of Conversion."


Recent Stock Market Volatility

     Publicly traded stocks, including stocks of financial institutions, have recently experienced substantial market price volatility. These market fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. In several cases, common stock issued by recently converted financial institutions has traded at a price that is below the price at which such shares were sold in the stock offering. The Purchase Price of the Seacoast Financial Common Stock in the Offering is based on the Independent Valuation. In the after-market, the trading price of the Seacoast Financial Common Stock will be determined by the marketplace, and may be influenced by many factors, including prevailing interest rates, investor perceptions of Seacoast Financial and general industry and economic conditions. Due to possible continued market volatility and to other factors, including certain Risk Factors discussed herein, there can be no assurance that, following the Merger, the trading price of the Seacoast Financial Common Stock will be at or above the Seacoast Financial Trading Price. See "--Absence of Market for Shares of Seacoast Financial Common Stock."


Dilution Resulting From Issuances of Additional Shares

     The Conversion Shares will be issued at an aggregate Purchase Price equal to the estimated pro forma market value of such shares based on an independent appraisal of the Conversion Shares prepared by RP Financial, LC., an independent appraisal firm ("RP Financial"). The exact number of Conversion Shares to be issued in the Offerings will not be determined until RP Financial updates its appraisal immediately prior to the consummation of the sale of the Conversion Shares. The higher the number of Conversion Shares issued, the lower Seacoast Financial's pro forma net income per share and pro forma stockholders' equity per share, and the higher the Purchase Price as a percentage of pro forma stockholders' equity per share and as a multiple of net income per share. See "Pro Forma Data--Pro Forma Conversion Data."


Possible Dilution Resulting From Stock Plans

     Seacoast Financial may adopt certain stock plans following the Conversion, subject to stockholder approval, and such plans could dilute the voting rights of Seacoast Financial's stockholders. Federal and state banking regulations allow the Board of Directors of Seacoast Financial, and the Board may decide, to adopt one or more stock plans for the benefit of employees, officers and directors of Seacoast Financial and Compass, including stock award plans and stock option plans. See "Management of Seacoast Financial and Compass--Compensation of Officers and Directors Through Benefit Plans--Stock Option Plan" and "--Stock Plan." Such plans could purchase and could grant options to purchase Seacoast Financial Common Stock, and such stock purchases and option grants could dilute the voting rights of purchasers of Conversion Shares in the Conversion.


Competition

     Compass faces significant competition both in attracting deposits and in the origination of loans. See "Business of Compass--Market Area and Competition." Savings banks, credit unions, savings and loan associations and commercial banks operating in Compass's primary market area have historically provided most of Compass's competition for deposits. In addition, and particularly in times of high interest rates, Compass faces additional and significant competition for funds from money-market mutual funds and issuers of corporate and government securities. Competition for the origination of real estate and other loans comes from other thrift institutions, commercial banks, insurance companies, finance companies, other institutional lenders and mortgage companies. Many of Compass's competitors have substantially greater financial and other resources than those of Compass. Moreover, Compass may face increased competition in the origination of loans if competing thrift institutions convert to stock form, because such converting thrifts would likely seek to invest their new capital into loans. Finally, credit unions do not pay federal or state income taxes and are subject to fewer regulatory constraints than savings banks. Numerous credit unions are located in Fall River and Rhode Island and, because of their tax and regulatory status, they enjoy a competitive advantage over Compass. This advantage places significant competitive pressure on the prices of Compass's loan and deposits.


Regulatory Oversight and Legislation

     Seacoast Financial and Compass are subject to extensive regulation, supervision and examination. See "Regulation of Seacoast Financial and Compass." Any change in the laws or regulations applicable to Seacoast Financial and Compass, or in banking regulators' supervisory policies or examination procedures, whether by the Commissioner, the FDIC, the FRB, other state or federal regulators, the United States Congress or the Massachusetts legislature could have a material adverse effect on Seacoast Financial's and Compass's business, financial condition, results of operations and cash flows.

     Compass is subject to regulations promulgated by the Massachusetts Division of Banks, as its chartering authority, and by the FDIC and the Depositors Insurance Fund (the "DIF") as its deposit insurers. Compass also belongs to the Federal Home Loan Bank System and, as a member of such system, is subject to certain limited regulations promulgated by the Federal Home Loan Bank. In addition, the FRB regulates and oversees Seacoast Financial in Seacoast Financial's capacity as Compass's holding company.

     Such regulation and supervision limit the activities in which Seacoast Financial and Compass may engage. The regulation and supervision is intended primarily to protect Compass's depositors and borrowers and, in the case of FDIC regulation, the FDIC's deposit insurance funds. Regulatory authorities have extensive discretion in the exercise of their supervisory and enforcement powers. They may, among other things, impose restrictions on the operation of a banking institution, the classification of assets by such institution and such institution's allowance for loan losses. Regulatory and law enforcement authorities also have wide discretion and extensive enforcement powers under various consumer protection and civil rights laws, including the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement Procedures Act and Massachusetts's deceptive acts and practices law. These laws also permit private individual and class action law suits and provide for the recovery of attorneys fees in certain instances. No assurance can be given that the foregoing regulations and supervision will not change.


Absence of Market for Seacoast Financial Common Stock

     Seacoast Financial has never issued capital stock and, consequently, there is currently no existing market for the Seacoast Financial Common Stock. Seacoast Financial has received conditional approval to have the Seacoast Financial Common Stock quoted on the Nasdaq National Market under the symbol "SCFS," subject to the completion of the Conversion and compliance with certain initial listing conditions, including the presence of at least three market makers.

     A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, the presence of which is dependent upon the individual decisions of buyers and sellers over which neither Seacoast Financial nor any market maker has control. Accordingly, there can be no assurance that an active and liquid trading market for the Seacoast Financial Common Stock will develop or that, if developed, it will continue. The failure of an active and liquid trading market to develop would likely have a material adverse effect on the value of the Seacoast Financial Common Stock. In addition, common stock is subject to investment risk, including loss of principal invested. No assurance can be given that a purchaser in the Conversion will be able to resell the Conversion Shares at or above the Purchase Price, nor can any assurance be given that a Sandwich Bancorp stockholder receiving Exchange Shares in the Merger will be able to sell such Exchange Shares at or above the Seacoast Financial Trading Price used in the calculation of the Exchange Ratio. See "Market for Seacoast Financial Common Stock."

Certain Anti-Takeover Effects of the Articles of Organization and By-Laws of Seacoast Financial, the ESOP and Federal and State Regulations and Laws.

     Seacoast Financial has adopted Articles of Organization and By-Laws that will go into effect upon consummation of the Conversion and those Articles and By-Laws contain provisions (known as "anti-takeover" provisions) which may impede efforts to acquire Seacoast Financial, or stock purchases in furtherance of such an acquisition, even though such acquisition efforts or stock purchases might otherwise have a favorable effect on the price of the Seacoast Financial Common Stock. The Articles and By-Laws provide for, among other things, staggered Directors' terms, restrictions on the acquisition of more than 10% of Seacoast Financial's outstanding voting stock for a period of five years after consummation of the Conversion and approval of certain actions, including certain business combinations, by specified percentages of its Disinterested Directors (as such term is defined in the Articles) or by specified percentages of the shares outstanding and entitled to vote thereon. The Articles also authorize the Board of Directors to issue up to 10,000,000 shares of serial preferred stock, the rights and preferences of which may be designated by the Board, without the approval of Seacoast Financial's stockholders.

     The ESOP, which expects to purchase in the Subscription Offering 8% of the Conversion Shares sold in the Offering, contains provisions that permit participating employees to direct the voting of shares held in the ESOP, and such provisions may have anti-takeover effects.

     Federal and state regulations and laws may also have anti-takeover effects. The Change in Bank Control Act and the BHCA, together with FRB regulations promulgated under those acts, require that a person obtain the consent of the FRB before attempting to acquire control of a bank holding company. In addition, Massachusetts laws place certain limitations on acquisitions of the stock of banking institutions.

     For a comparison of certain provisions of Seacoast Financial's and Sandwich's Articles and By-Laws, including certain anti-takeover effects, see "Certain Differences in the Rights of Stockholders."


Year 2000 Issue

     The Year 2000 issue (commonly referred to as "Y2K") is the result of computer programs being written using two digits, rather than four digits, to define the applicable year. The Y2K issue, which is common to most corporations, including banks, concerns the inability of information and other systems, primarily (but not exclusively) computer software programs, to properly recognize and process date-sensitive information as the year 2000 approaches. This problem could produce miscalculations, generate erroneous data or even cause a computer system to fail.

     A bank such as Compass relies heavily upon computer systems for its daily operations, including particularly the accurate processing of its customers' financial records. Compass currently estimates that the cost of its efforts to achieve Y2K readiness will not exceed $1.0 million. However, no assurance can be given that Compass or the third-party vendors to whom Compass outsources its information systems functions will solve such issues in a successful and timely fashion or that the costs of such effort will not exceed current estimates. If Compass does not solve such issues, or does not do so in a timely manner, the Y2K issue could have a material adverse impact on Compass's business, financial condition, results of operations and cash flows.

     Bank regulatory agencies have recently issued additional guidance under which they are assessing Y2K readiness. The failure of a financial institution, such as Compass, to take appropriate action to address Y2K issues may result in enforcement actions which could have a material adverse effect on such institution, result in the imposition of civil money penalties, or result in the delay (or receipt of an unfavorable or critical evaluation of management of a financial institution in connection with a regulatory review) of applications seeking to acquire other entities or otherwise expand the institution's activities.

     Compass's credit risk associated with its borrowers may increase as a result of problems such borrowers may have resolving their own Y2K issues. Although it is not possible to evaluate the magnitude of any potential increased credit risk at this time, the impact of the Y2K issue on borrowers could result in increases in Compass's problem loans and credit losses in future years.

     For additional information regarding the Y2K issue and the steps Compass is taking in response, see "Business of Compass--Year 2000 Issue."

Possible Delays in Completion of the Merger

     The completion of the Merger may be delayed one or more times because its completion will be subject to various conditions, including the receipt of regulatory approvals of both the Conversion and the Merger. Moreover, Seacoast Financial may extend the offering period for the Conversion one or more times, in its sole discretion. No assurance can be given that Seacoast Financial will complete the Conversion on or before any particular date. Any delay in Seacoast Financial's completion of the Conversion would also result in a delay of the completion of the Merger.


                          SPECIAL MEETING INFORMATION


General

     The Special Meeting will be held on October 29, 1998 at 2:00 p.m. Eastern Time at the Ridge Club in Sandwich, Massachusetts. At the Special Meeting, holders of record of shares of Sandwich Bancorp Common Stock as of the Record Date, September 3, 1998, will consider and act upon (i) the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, pursuant to which each outstanding share of Sandwich Bancorp Common Stock (other than shares held by any dissenting stockholders or by Seacoast Financial or Compass) will automatically convert into and become exchangeable for a number of shares of Seacoast Financial Common Stock determined by application of the Exchange Ratio and (ii) the transaction of such other business as may properly come before the Special Meeting or any adjournments or postponements thereof, including any proposals to adjourn the Special Meeting to permit further solicitation of proxies by the Board of Directors in the event that there are not sufficient votes to approve the Merger at the time of the Special Meeting.



Voting and Revocability of Proxies

     Shares of Sandwich Bancorp Common Stock represented by a proxy properly signed and returned will be voted at the Special Meeting in accordance with the instructions thereon. Where no instructions are indicated, signed proxies will be voted "for" approval of the Merger Agreement and the transactions contemplated thereby at the Special Meeting.

     The presence of a stockholder at the Special Meeting will not automatically revoke such stockholder's proxy. However, stockholders may revoke a proxy at any time prior to its exercise by filing with the Secretary of Sandwich Bancorp a written notice of revocation, by delivering to Sandwich Bancorp a duly executed proxy bearing a later date or by attending the Special Meeting and voting in person. Written notices of revoked proxies may be directed to: Dana S. Briggs, Secretary, Sandwich Bancorp, Inc., 100 Old Kings Highway, P.O. Box 959, Sandwich, Massachusetts 02563.

     Sandwich Bancorp intends to count the shares of Sandwich Bancorp Common Stock present in person at the Special Meeting but not voting, and shares of Sandwich Bancorp Common Stock for which it has received proxies but with respect to which holders of shares have abstained on any matter, as present at the Special Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. However, such nonvoting shares and abstentions will not be counted as votes cast for purposes of determining whether the Merger Agreement has been approved and therefore will have the same effect as votes against the Merger Agreement. In addition, under the rules of the New York Stock Exchange, brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers in favor of the approval of the Merger Agreement without specific instructions from the customers. Accordingly, the failure of such customers to provide instructions with respect to their shares of Sandwich Bancorp Common Stock to their broker will have the effect of such shares not being voted and therefore will have the same effect as votes against the Merger Agreement. Such instances, if any, are referred to as "broker non-votes."

     The Board of Directors of Sandwich Bancorp is not aware of any other business to be acted upon at the Special Meeting other than as described herein. It is not anticipated that other matters will be brought before the Special Meeting. If, however, other matters are duly brought before the Special Meeting, or any adjournment thereof, the persons appointed as proxies will vote in accordance with the determination of a majority of the Sandwich Bancorp Board of Directors. The persons named as proxies by a stockholder may propose and vote for one or more adjournments or postponements of the Special Meeting to permit another solicitation of proxies in favor of the Merger Agreement. No proxy which is voted against the proposal to approve the Merger will be voted in favor of any such adjournment or postponement.

     In connection with the Merger, each member of the Board of Directors of Sandwich Bancorp has entered into the Voting Agreement with Seacoast Financial. Under such agreement, each Board member has agreed to vote all of the shares of Sandwich Bancorp Common Stock he is entitled to vote with respect thereto at the Special Meeting in favor of the Merger Agreement, not including shares which such director holds in a fiduciary capacity. The number of shares of Sandwich Bancorp Common Stock which such directors are entitled to vote as of September 3, 1998 was 185,112 shares (8.9% of Sandwich Bancorp Common Stock outstanding as of such date). Assuming that (i) directors and executive officers of Sandwich Bancorp and their respective affiliates, holding an aggregate of 310,524 shares of outstanding Sandwich Bancorp Common Stock (14.9%) as of September 3, 1998 and (ii) Seacoast Financial and Compass, holding an aggregate of 90,000 shares of outstanding Sandwich Bancorp Common Stock (4.3%) as of September 3, 1998, vote their shares in favor of the Merger Agreement, the affirmative vote of holders of approximately 988,664 additional shares of Sandwich Bancorp Common Stock (47.5%) will be required in order for the Merger Agreement to obtain approval by two-thirds of the outstanding shares of Sandwich Bancorp Common Stock.


Voting Securities and Security Ownership

     On September 3, 1998, 2,083,678 shares of Sandwich Bancorp Common Stock were issued and outstanding. Sandwich Bancorp did not have any other class of equity security outstanding on that date.

     Persons and groups who beneficially own in excess of 5% of the issued and outstanding Sandwich Bancorp Common Stock are required to file certain reports regarding such ownership pursuant to the Exchange Act. Based on such reports and other information which management believes to be correct, management knows of no persons owning more than 5% of the issued and outstanding Sandwich Bancorp Common Stock. The following table sets forth, as of the Record Date, certain information as to the Sandwich Bancorp Common Stock beneficially owned by each director of Sandwich Bancorp and by all directors and executive officers of Sandwich Bancorp as a group.


                                                                          Percent of Shares
                                                                         of Sandwich Bancorp
                                                 Amount and Nature of       Common Stock
Name of Beneficial Owner                       Beneficial Ownership (1)      Outstanding
-------------------------                      ------------------------  -------------------
Bradford N. Eames ...........................             3,900                  0.19%
Barry H. Johnson ............................               243                  0.01
Reale J. Lemieux ............................             1,144                  0.05
Gary A. Nickerson ...........................             5,000                  0.24
Frederic D. Legate ..........................            87,066                  4.18
Howard P. Crowell ...........................               700                  0.03
David O. MacKinnon ..........................             1,384                  0.07
George B. Rockwell ..........................             2,500                  0.12
Leon Davidson ...............................               779                  0.04
John J. Doran ...............................            60,000                  2.88
Mary F. Hebditch ............................             5,059                  0.24
George L. Jackson ...........................               837                  0.04
Richard S. Holway ...........................            16,500                  0.79
All directors and executive officers
 as a group (16 persons) ....................           310,524                  14.9%

------------
(1) In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of the Sandwich Bancorp Common Stock if he or she has sole or shared voting or investment power with respect to such security or has a right to acquire beneficial ownership of the security at any time within 60 days from the Record Date. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Includes 1,658, 1,041, 1,031, 955 and 4,685 shares allocated to the accounts of Messrs. Legate, Briggs, Larson and Parsons (all of whom are officers of Sandwich Bancorp) and all directors and executive officers of Sandwich Bancorp as a group, respectively, under the Sandwich Bancorp, Inc. Employee Stock Ownership Plan, over which the respective individuals have sole voting power.

Solicitation of Proxies

     The cost of solicitation of proxies in the form enclosed herewith will be borne by Sandwich Bancorp. In addition to solicitations by mail, directors, officers and regular employees of the Sandwich Bank may solicit proxies personally, by telegraph or by telephone without additional compensation therefor. Sandwich Bancorp has retained Morrow & Co. ("Morrow") to assist in the solicitation of proxies for the Special Meeting and has agreed to pay Morrow a base fee of $7,500 for Morrow's services, plus certain additional charges based on the extent of services performed and reimbursement for Morrow's out-of-pocket costs. Brokerage houses, nominees, fiduciaries and other custodians have been requested to forward proxy materials to beneficial owners of the Sandwich Bancorp Common Stock and, upon request, will be reimbursed by Sandwich Bancorp for expenses incurred by them.


                              THE PROPOSED MERGER

     The following description of the Merger is not intended to be a complete description of all facts regarding the Merger and is qualified in all respects by reference to the Merger Agreement, the fairness opinion of Sandler O'Neill and the Massachusetts statutes, all of which are attached at Appendices A, B and C to this Proxy Statement/Prospectus. Additional information about the Merger and the Merger Agreement is set forth under the heading "The Conversion and the Merger."


Background of the Merger

     Sandwich Bank was organized in 1885 and operated as a mutual bank until 1986 when it converted to a publicly-held company. Sandwich Bank's Mission Statement, adopted in 1986, specifies what the organization has strived for:
". . . to remain a viable and profitable independent community bank providing the highest possible level of service and value to our customers and stockholders." This statement has guided Sandwich Bank (and, since its formation in September 1997, Sandwich Bancorp) and provided the philosophy by which management and the Board of Directors have made decisions regarding the future of Sandwich Bank and Sandwich Bancorp.


     From time to time, since it became a publicly-held company in 1986, Sandwich Bank's Board of Directors and management have reviewed Sandwich Bank's strategic alternatives for enhancing profitability and maximizing stockholder value, particularly in view of the changes and consolidation that have occurred in the financial services industry. In recent years Sandwich Bank has concentrated on fulfilling its Mission Statement, and while Sandwich Bank has had informal conversations with various parties regarding a possible combination, no definitive offers or serious discussions were held prior to 1995.

     In September 1995, Sandwich Bank received an unsolicited letter from Cape Cod Bank & Trust Company, Hyannis, Massachusetts ("CCB&T") expressing general interest in a possible combination, but providing no specific information. Sandwich Bank's Chairman and its Chief Executive Officer acknowledged CCB&T's letter and advised CCB&T that the Board of Directors was taking its inquiry under advisement. Sandwich Bank's Strategic Options Committee and the full Board of Directors met over the following few months to evaluate its options. The Committee and the Board, with assistance of its advisors, including its financial advisor, Sandler O'Neill, reviewed the Board's obligations, and Sandwich Bank's Strategic Business Plan (the "Strategic Plan"), which had been previously formulated and was being updated. The Strategic Plan called for management and the Board to continue to increase the value of Sandwich Bank (and subsequently, Sandwich Bancorp) stock as well as the Sandwich Bank franchise by strengthening Sandwich Bank's position as an independent community bank serving Cape Cod and its adjacent communities. The Board, with the assistance of its financial advisor, reviewed Sandwich Bank's projected earnings and growth and the market for financial institution stocks and determined that, in view of the Strategic Plan, the Board of Directors had significant flexibility in determining whether to continue as an independent entity or to join with a merger partner. In responding to the CCB&T letter, the Board decided to meet with CCB&T to determine CCB&T's level of interest in a combination with Sandwich Bank. The Board recognized that Sandwich Bank still had significant opportunities to enhance stockholder value through remaining independent and through implementation of the Strategic Plan. In December 1995, Sandwich Bank responded in writing to CCB&T that its Board of Directors had authorized a meeting with CCB&T to further explore a combination between the parties. At a January 1996 meeting of the two banks' chief executive officers, Sandwich Bank was informed that CCB&T no longer (at that time) had an interest in actively pursuing a combination with Sandwich Bank.


     Through 1996 and 1997, Sandwich Bank was successful in implementing its Strategic Plan, as reflected by its earnings, dividends paid and stock price. In September 1997, Frederic D. Legate, President of Sandwich Bank, began having informal discussions with Kevin G. Champagne, President of Seacoast Financial and Compass, regarding the benefits of a possible combination between the two companies. While these informal discussions continued, significant issues existed relating to the consideration that Compass could offer, due to Compass's corporate form: that of a wholly-owned subsidiary of a mutual holding company, with no publicly held shares. As these discussions continued, Compass, with the assistance of its financial advisor, McConnell, Budd & Downes ("McConnell Budd"), considered the possibility of a minority stock issuance by Compass (or by a newly-formed "mid-tier" holding company subsidiary of Seacoast Financial), with the proceeds of that offering providing the capital needed for an acquisition of Sandwich Bancorp. In addition, in late October, 1997, certain board members of CCB&T were speaking informally with board members of Sandwich Bank expressing a renewed interest in a possible combination with Sandwich Bancorp.

     In anticipation of an upcoming Strategic Options Committee meeting scheduled for December 22, 1997, Mr. Legate described in a memo dated December 13, 1997, to the members of the Board's Strategic Options Committee the content of his discussions with Mr. Champagne, including the progress Compass had made in formulating a plan for a minority stock issuance through its existing mutual holding company structure and in structuring a potential transaction between the parties. Coincidentally, on December 15, 1997, Sandwich Bancorp received an unsolicited letter from CCB&T which conveyed CCB&T's interest in an acquisition of Sandwich Bancorp for a price of "approximately $50 per share" in a stock-for-stock exchange (although some amount of cash consideration would be possible, if desired). This indication of interest was non-binding and was subject to CCB&T performing due diligence on Sandwich Bancorp and the negotiation of a definitive agreement.

     On December 22, 1997, in meetings of both the Strategic Options Committee, and then the full Board of Directors, at which meetings the Sandwich Bancorp legal and financial advisors were present, the CCB&T and Compass situations were reviewed and discussed. Extensive discussions were held regarding strategic alliances, stock-for-stock mergers and sales of control, as well as the alternative of remaining independent. Sandwich Bancorp's financial advisor reviewed Sandwich Bancorp's stock price and financial performance and Sandwich Bancorp's Strategic Plan and compared it to the performance of various peer groups. An analysis of other recent financial institution merger transactions was made with a specific focus on New England bank and thrift transactions and how the financial multiples in these transactions would apply to a hypothetical transaction involving Sandwich Bancorp. Sandler O'Neill continued with an analysis of the financial characteristics of the various institutions which would have a strategic interest in acquiring or combining with Sandwich Bancorp, including CCB&T and Compass. The Board determined it would be advisable to proceed with a process by which Sandler O'Neill would contact two additional institutions, Independent Bank Corp., parent holding company of Rockland Trust Company, Rockland, Massachusetts ("Independent"), and FirstFed America Bancorp, parent holding company of First Federal Savings Bank of America, Fall River, Massachusetts ("FirstFed"), and request that all four institutions provide Sandler O'Neill with an indication of interest in a business combination with Sandwich Bancorp, as well as other appropriate information.

     On January 26, 1998, first the Strategic Options Committee and then the full Board of Directors met to review and discuss the indications of interest that Sandler O'Neill had received. The financial terms of these indications of interest were as follows:

   o CCB&T proposed a price of $50-$52 per share in stock, or a stock/cash mixture, although its was not clear how much of the price could be in the form of cash.

   o FirstFed proposed $50-$53 per share in stock, or a stock/cash mixture, but no further information was provided as to the amount of cash. FirstFed advised that stock was the preferred form of consideration but it would consider a cash component if this was desired.


   o Independent proposed an exchange of 3.15 shares of Independent stock for each Sandwich Bancorp share, which was equal to $52.25 per share in stock, based on the then market price of Independent's stock, and indicated it could consider some form of collar to protect the price to some degree.


     o Compass proposed a price of $53 per share, in cash.

     Sandler O'Neill, in presenting this information to the Board, stated that the four proposals were virtually indistinguishable on a value basis, the only distinctions being the small differences in the prices offered and the mix of cash versus stock. Sandler O'Neill further advised that the trading prices of FirstFed, CCB&T and Independent stock were each currently fairly valued, none of them being appreciably overvalued or undervalued.

     Sandler O'Neill reviewed certain historical and projected financial and trading information of Sandwich Bancorp and Sandwich Bank and stated that there was support for the Board to make a determination to maintain the independence of Sandwich Bancorp and Sandwich Bank. Sandler O'Neill continued their presentation by reviewing financial and other information as to each of CCB&T, FirstFed, Independent and Compass and concluded that all of the companies were well capitalized, none had any significant non-performing loan issues and that the earnings of each institution were growing, although at different rates. Sandler O'Neill finally stated that Compass should be able to complete the necessary minority stock offering. Sandler O'Neill also reviewed with the Directors the cost cutting efficiencies which it projected would likely result from a business combination with each institution.

     The Board noted that the pricing proposed by each of the four entities was comparable and further discussed the advantages and disadvantages of cash and stock consideration. The Board further noted the benefits which would result from a merger with Compass due to insignificant market overlap between the two companies and the resultant positive impact to Sandwich Bancorp's and Sandwich Bank's employees and customers, as well as to the local communities served by them. A consensus emerged that the Compass proposal provided a basis upon which to continue further negotiations with Compass. Management, together with Sandwich Bancorp's financial advisor and legal counsel, was instructed to pursue an agreement with Compass while clarifying the other parties interest and proposals.

     During the week of January 26, 1998, Sandwich Bancorp, with the assistance of its legal and financial advisors, entered into negotiations with Compass with respect to a business combination transaction. Compass' counsel presented a draft of a definitive agreement to Sandwich Bancorp and its counsel, which draft was the subject of extensive negotiations between the parties and their advisors during the next several days. A number of other items were extensively negotiated including the type and amount of transaction protection Sandwich Bancorp would provide Compass. Sandler O'Neill also during that week contacted each of the other three parties to elicit any further relevant information for the Board's consideration. During these ongoing discussions, Independent and FirstFed reaffirmed their stock-for-stock proposals at the same value range noted in their original indications of interest while CCB&T ultimately advised that it would revise its offer to a range of $52-$56, with the final price to be determined only after due diligence. The respective financial advisors for Sandwich Bancorp and CCB&T also generally discussed means to provide price protection, and CCB&T indicated it would be willing to pay a portion of the merger consideration in the form of cash, providing a "hedge" against potential stock price volatility.

     In an informational meeting for the Board of Directors, held on January 30, 1998, the Board considered this updated information. After discussion, including, among other things, comparison of CCB&T's proposal within a range of values with Compass' firm proposal of $53 the Board determined to continue to negotiate a definitive agreement with Compass based on its proposal of $53 per share in cash.

     On February 2, 1998, at a Special Meeting of the Board of Directors, President Legate, together with Sandwich Bancorp's financial and legal advisors, reviewed the status of events since the January 26, 1998 Board Meeting. Mr. Legate advised that negotiations with and due diligence by Compass had continued over the weekend and resulted in a definitive agreement which was similar to the draft previously delivered to the Board members and which would be extensively reviewed at the Board meeting. Mr. Legate also advised that there had not been any further discussions with any of the other three parties since January 30, 1998. Sandler O'Neill provided the Board with an updated analysis of the proposed transaction as well as an analysis of the other three proposals and projected pro forma results. It was emphasized that the proposal being considered, Compass's offer of $53 per share in cash, was at the high end of multiples paid in other comparable mergers. An extensive discussion ensued regarding Compass's financing capability in the minority stock issuance, the amount of capital to be raised and related issues. The impact of the Compass proposal on non-stockholder constituencies compared to the impact from the other proposed transactions was also reviewed. The Directors also extensively discussed cash versus stock considerations again and price volatility issues with respect to bank stocks generally. Sandler O'Neill concluded its presentation stating its opinion that the consideration to be received by Sandwich Bancorp's stockholders was fair to them from a financial point of view.

     Sandwich Bancorp's legal advisors then reviewed with the Board the proposed definitive agreement with Compass, including termination rights, break-up fees, the protection afforded employees and the Board of Directors' ability to satisfy its fiduciary duties. Following further discussion, the Board unanimously approved and adopted the Affiliation and Merger Agreement (the "February 2 Agreement") with Seacoast Financial and Compass, and the transactions contemplated thereby. On February 2, 1998, the February 2 Agreement was executed and press releases were issued by Sandwich Bancorp and Seacoast Financial.

     On Tuesday February 17, 1998, President Legate received a letter dated February 13, 1998, from the President of CCB&T detailing a non-binding expression of interest of CCB&T to acquire Sandwich Bancorp for a per share price of approximately $60 in a stock-for-stock exchange, with a possible alternative of up to 20% of the purchase price paid in cash. The expression of interest also contemplated that CCB&T would accept the applicable non-financial terms of Sandwich Bancorp's February 2 Agreement with Compass. Sandwich Bancorp issued a press release on February 17, 1998, which advised as to receipt of the letter and its material financial terms. On February 19, 1998, Sandwich Bancorp received letters from FirstFed and Independent confirming their continued interest in a combination with Sandwich Bancorp. Independent's letter reaffirmed its previous offer of 3.15 shares of Independent stock for each share of Sandwich Bancorp stock which, due to the increase in the market price of Independent's stock at such time, made its proposal equal in value to approximately $57.09 per share. FirstFed's letter indicated a price per share having a value equal to or greater than the most recently revised CCB&T proposal. Sandwich Bancorp was required by the terms of the February 2 Agreement to keep Compass informed as to these communications from other parties, which it did.

     At a Special Meeting on February 23, 1998, Sandwich Bancorp's Board met with its legal and financial advisors to review the letters received from each of the three other parties and to determine the Board's response in light of the Board's legal and fiduciary obligations under applicable law and the terms of the February 2 Agreement with Compass. Sandler O'Neill reviewed in detail the pro forma and other financial effects of each of the latest CCB&T, FirstFed and Independent proposals on the resulting company of each business combination and its stockholders. The Directors also discussed the impact of these proposals on the Compass transaction and the alternatives available to Compass. Sandler O'Neill provided a financial analysis of the effect on Compass should they increase their offer pricing. After discussion, the Board agreed that each of the prospective acquirors should be furnished with a written request asking each of them to provide detailed written information to the Board regarding their proposals. It was also agreed by the Board that a committee be appointed, consisting of four directors (including President Legate) to meet, together with representatives from Sandler O'Neill, with each of the other three parties to both supply information and to fully understand the terms of their proposals. The Board also discussed the steps it should take to ensure that the process followed would be consistent with promoting the best interests of Sandwich Bancorp and its stockholders, while at the same time complying with the terms of the February 2 Agreement. On February 24, 1998, Sandwich Bancorp issued a press release advising as to receipt of the FirstFed and Independent proposals and the Board's request to seek additional information and clarification of these and the CCB&T proposals.

     By letters dated March 2, 1998, each of CCB&T, FirstFed and Independent submitted responses to Sandwich Bancorp's request for additional information as to their proposals. Each of the parties responded to the questions and clarifications posed by Sandwich Bancorp and two of the parties, CCB&T and FirstFed, proposed to further increase their offer price. CCB&T proposed a price of $64 per share of Sandwich Bancorp common stock in the form of CCB&T common stock at a to-be-determined fixed exchange ratio although CCB&T indicated that up to 20% of the purchase price could be in the form of cash. FirstFed also confirmed its proposed stock-for-stock exchange but revised the value of its offer to $62 per share within certain price collars. Independent confirmed its offer to exchange each outstanding share of Sandwich Bancorp common stock for 3.15 shares of Independent common stock which based on the then current trading values for Independent represented an offer price of approximately $55.68. Mr. Legate discussed these letters with Sandwich Bancorp's financial and legal advisors on March 3, 1998. It was determined that further clarification of each proposal was still required and Sandler O'Neill was instructed to contact CCB&T, FirstFed and Independent to seek such information prior to a scheduled March 6, 1998, Board meeting. In compliance with its obligations pursuant to the February 2 Agreement with Compass, copies of the March 2, 1998 letters were provided to Compass. Mr. Legate also contacted Compass officials at this time to advise of the March 6, 1998 Board meeting and to request that any revisions to the Compass proposal should be delivered prior to the March 6 meeting.

     On March 4, 1998, the special committee previously appointed by the Board (together with an additional director) met with Sandwich Bancorp's legal and financial advisors to further review and assess the status of these proposals. The committee reviewed the revised proposals and discussed various issues attendant to them including the pricing mechanisms of each proposal, collar arrangements, antitrust consequences of each transaction, break up fees and the impact of the February 2 Agreement on these proposals.

     Compass officials requested a meeting with Sandwich Bancorp officials and its legal and financial advisors prior to the March 6, 1998, Board meeting. Representatives of Sandwich Bancorp and Compass met on March 5, 1998, together with their legal and financial advisors, to discuss the status of events, the process to follow and the extent to which Compass would be willing to revise its proposal from that set forth in the February 2 Agreement or, if it did not choose to do so, the ramifications of such a decision on the February 2 Agreement. While the Compass officials did not at such time revise the proposal they advised Sandwich Bancorp that the Compass Board was meeting that evening at which time this matter would be discussed. Late in the evening of March 5, 1998, the President of Compass telephoned the President of Sandwich Bancorp to advise that Compass was revising its proposal to a $58 per share all cash offer.

     At the March 6, 1998, Board meeting, at which special legal counsel and representatives of Sandler O'Neill were present, the Sandwich Bancorp Directors were provided with detailed information as to the revised proposals received from each of Compass, CCB&T, FirstFed and Independent. With the assistance of Sandler O'Neill, the Sandwich Bancorp Board then reviewed in detail each of the latest proposals received from Compass, CCB&T, Independent and FirstFed, including, among other things, the proposed pricing for each, certain contingencies attendant to each proposal (such as whether the business combination proposed by a party must be accounted for as a pooling of interests), price protection feature alternatives, the competitive implications of each proposal, cash dividend policies of each entity, stock price performance, termination rights in the event stock price levels of these entities were to decline before closing and the pro forma operating aspects of each of the revised proposals on the entity submitting such proposal.

     The Board determined that both the CCB&T and FirstFed proposals warranted further consideration while at the present level the Independent proposal was not competitive. While the Directors noted that the revised Compass proposal was at a price significantly less than the price proposed by CCB&T and FirstFed, the Board did focus on the fact that Compass, in its current corporate structure, was limited in the amount of cash it could offer the Sandwich Bancorp shareholders due to regulatory and capital constraints. President Legate introduced the possibility of a full mutual-to-stock conversion by the parent holding company of Compass, Seacoast Financial, and the possible effect of such a conversion on Compass's ability to offer a higher price.

     The Board determined that, because its fiduciary duties required it to do so, it would direct and authorize management and Sandwich Bancorp's advisors to negotiate a definitive agreement with both CCB&T and FirstFed on the terms discussed, for consideration by the Board at its next meeting. The Board further directed that both companies be given the opportunity to engage in further due diligence of Sandwich Bancorp and that Sandwich Bancorp conduct due diligence of each of them. Compass officials and representatives were advised, following the meeting, of the Board's decisions and discussion. Compass did advise that it would consider a mutual-to-stock conversion as a means to increase its offer price, but it would do so in a deliberative manner.

     Subsequent to the March 6, 1998 Board meeting, Independent was advised that its indication of interest was not competitive with the other proposals received. On March 13, 1998, Independent advised that it was no longer interested in pursuing a combination with Sandwich Bancorp. FirstFed, although continuing to indicate interest in a combination with Sandwich Bancorp, chose not to perform substantive due diligence or to negotiate the specific terms of a definitive agreement; no further substantive discussions with FirstFed occurred. Sandwich Bancorp and CCB&T performed mutual due diligence of each other during the period subsequent to March 6, 1998.

     As Sandwich Bancorp's March 23, 1998 Board meeting neared, Seacoast Financial's internal discussions regarding a full mutual-to-stock conversion intensified as did its discussions with Sandwich Bancorp regarding this possible transaction. Assuming the possibility of entering into substantive negotiations with Seacoast Financial to amend the February 2 Agreement, Sandwich Bancorp performed a due diligence review of Compass. On March 19, 1998, officials of Sandwich Bancorp and Compass met, together with their respective financial and legal advisors, to discuss whether there was a basis for the parties to negotiate an amendment to the February 2 Agreement to reflect revised terms for a business combination between the parties. While the Compass officials advised that the Seacoast Financial Board had not finalized any decision to proceed with a full mutual-to-stock conversion, meetings were scheduled with the Board over the next several days. Compass also advised as to discussions it had over the prior few days with federal and state regulatory authorities as to the structure for a business combination with Sandwich Bancorp which also involved the mutual to stock conversion. The parties then entered into substantive negotiations over the terms of a revised definitive agreement including discussions on pricing and the pricing mechanism, the form of consideration to be offered to the Sandwich Bancorp stockholders, break up fees and stock option protection, structure and various conditions to a revised agreement. Subsequent to the March 19, 1998, meeting with Compass officials, Compass presented Sandwich Bancorp with a revised definitive agreement.

     At meetings held on March 20 and 22, 1998, Compass and Seacoast Financial received their Boards' corporate approvals to proceed with a full mutual-to-stock conversion and to amend the February 2 Agreement to reflect, among other things, a stock-for-stock exchange with the Sandwich Bancorp shareholders having a transaction value of $64 per share, subject to possible adjustment. President Legate apprised each of the Directors as to the results of discussions with Compass. In order to give the Sandwich Bancorp Board the opportunity to properly assess both the Compass and CCB&T proposals at the scheduled March 23, 1998 Board meeting, negotiations continued with each of these parties over the terms of their respective definitive agreements, drafts of each of which were distributed to the Board prior to the March 23, 1998, meeting.

     At the March 23, 1998, Board meeting, which was also attended by Sandwich Bancorp's legal and financial advisors as well as representatives from KPMG Peat Marwick LLP ("KPMG"), Sandwich Bancorp's independent public accountants (which provided assistance for Sandwich Bancorp's due diligence reviews of Compass and CCB&T), the Directors considered and compared the terms of the revised Compass proposal and the CCB&T proposal. Sandwich Bancorp officials and KPMG representatives discussed with the Board the results of their due diligence investigations. Sandler O'Neill provided the Board with an updated analysis of the business combinations proposed by Compass and CCB&T and discussed each proposal in detail including the pricing and the pricing mechanism proposed by each company, projected pro forma operating results for each company and the ability of Compass to complete a mutual to stock conversion and raise sufficient capital to meet regulatory requirements on a pro forma basis. Sandler O'Neill advised the Board of its opinion as to the fairness to Sandwich Bancorp's stockholders from a financial point of view of both the revised Compass and the proposed CCB&T transactions.

     Sandwich Bancorp's legal advisors then reviewed with the Board the terms of each of the Compass and CCB&T definitive agreements including the structure, pricing mechanism and protection, break up fees and lock up stock option agreements, conditions to closing, termination rights, regulatory considerations and competitive implications.

     Following discussion, which included Board consideration of the similar prices proposed by Compass and CCB&T, the impact on non-stockholder constituencies of a business combination with an in-market competitor (CCB&T) and an out of market entity (Compass) and the terms of the definitive agreements proposed by Compass and CCB&T, the Board unanimously approved and adopted the Merger Agreement with Compass. On March 23, 1998, the Merger Agreement was executed and Sandwich Bancorp and Seacoast Financial issued a joint press release. Sandwich Bancorp and Seacoast Financial also entered into the Stock Option Agreement granting to Seacoast Financial an option to acquire up to 19.9% of Sandwich Bancorp's common stock under certain circumstances.


Reasons for the Merger and Recommendation of the Sandwich Bancorp Board of Directors

     The Board of Directors of Sandwich Bancorp considered the Merger and the terms of the Merger Agreement in light of economic, financial, legal and market factors and concluded that the Merger is in the best interests of Sandwich Bancorp and its stockholders and other constituencies. Among the factors considered by the Board of Directors were Sandwich Bancorp's historical operating results, current financial condition, business and management and future financial and other prospects, the value of the consideration to be received by the stockholders of Sandwich Bancorp in relation to the historical trading prices of the Sandwich Bancorp Common Stock, the advice of Sandwich Bancorp's financial advisor, including its opinion as to the fairness to Sandwich Bancorp's stockholders, from a financial point of view, of such consideration, and the business and financial condition and management strength and integrity of Seacoast Financial and Compass and their ability to consummate the Conversion, which is necessary to effectuate the Merger. Also considered were, among other factors, the operating philosophies, relative size, competitive position and geographic market areas of the respective banking organizations, and possible benefits of combining them, as well as interests of employees and customers of Sandwich Bancorp and Sandwich Bank and community considerations. For additional information regarding the background of the Merger, including Sandwich Bancorp's consideration of possible business combinations with other banking organizations, see "--Background of the Merger" above. THE BOARD OF DIRECTORS OF SANDWICH BANCORP UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.


Terms of the Merger

     Pursuant to the Merger Agreement, Sandwich Bancorp will merge with a corporate subsidiary of Seacoast Financial, and each outstanding share of Sandwich Bancorp Common Stock (other than shares held by any dissenting stockholders and shares held by Seacoast Financial or any subsidiary) will automatically convert into and become exchangeable for a number of shares of Seacoast Financial Common Stock determined by the application of the Exchange Ratio, and cash in lieu of any fractional share of Seacoast Financial Common Stock which such stockholders otherwise would be entitled to receive. The Exchange Ratio depends upon a calculation of the Seacoast Financial Trading Price.

     The following table shows the Exchange Ratio at various Seacoast Financial Trading Prices, together with the Per Sandwich Bancorp Share Value in each case. The Per Sandwich Bancorp Share Value is determined by multiplying the Seacoast Financial Trading Price by the applicable Exchange Ratio, and represents the indicated value of the shares of Seacoast Financial Common Stock that would be received in the Merger for each share of Sandwich Bancorp Common Stock based on the Seacoast Financial Trading Price. The Seacoast Financial Trading Price will be determined by averaging the closing bid and asked prices of the Seacoast Financial Common Stock for each of the second through the ninth trading days, inclusive, following consummation of the Conversion (the average of the closing bid and asked price for each such day is referred to as the Daily Closing Price), discarding the two highest and two lowest Daily Closing Prices and averaging the remaining Daily Closing Prices. The closing bid and asked prices will be as quoted at the close of business on the Nasdaq National Market. The market price of Seacoast Financial Common Stock at the Merger Effective Time could be more or less than the Seacoast Financial Trading Price used to determine the Exchange Ratio, and the actual value of the shares issued in the Merger therefore could be more or less than the Per Sandwich Bancorp Share Value indicated in the following table.


   Seacoast Financial                                                          Per Sandwich Bancorp
     Trading Price                       Exchange Ratio                             Share Value
-----------------------   --------------------------------------------   --------------------------------
More than $15.00          Less than 4.7407                               $71.11
                          ($71.11 [divided by] Seacoast Financial
                          Trading Price)

$13.51-$15.00             4.7407                                         $64.05-$71.11
                                                                        (4.7407 x Seacoast Financial
                                                                         Trading Price)

$10.01-$13.50             6.3936-4.7407                                  $64.00
                          ($64.00 [divided by] Seacoast Financial
                          Trading Price)

$10.00 or less            6.4000                                         $64.00 or less
                                                                         (6.4000 x Seacoast Financial
                                                                         Trading Price)

     Any cash payment in lieu of fractional shares will be in an amount equal to such fraction multiplied by the closing sale price of Seacoast Financial Common Stock on the Nasdaq National Market as reported by The Wall Street Journal for the trading day immediately preceding the date of the Merger Effective Time. For a graphic depiction of the Per Sandwich Bancorp Share Value at various Seacoast Financial Trading Prices, see "Summary--The Proposed Merger."

     In addition, Sandwich Bancorp has adopted the Sandwich Stock Option Plans. At the Merger Effective Time, each Sandwich Option under the Sandwich Stock Option Plans will be automatically converted into and exchangeable for a number of shares of Seacoast Financial Common Stock calculated by subtracting the per share exercise price of such option from the product of the Seacoast Financial Trading Price and the Exchange Ratio and dividing the result by the Seacoast Financial Trading Price.

     The aggregate shares of Seacoast Financial Common Stock issuable in exchange for the Sandwich Bancorp Common Stock and the Sandwich Options are referred to as the Exchange Shares.

     Consummation of the Merger is subject to satisfaction or waiver of a number of conditions, including the approval by the holders of at least two-thirds of the outstanding shares of Sandwich Bancorp Common Stock, the receipt of all required regulatory approvals, non-objections and other clearances, including appropriate Massachusetts and federal banking authorities, and the consummation of the Conversion and related stock offering to Compass's depositors and others, resulting in net proceeds sufficient to enable Compass to remain "well-capitalized" under applicable federal banking law after giving effect to the Merger. The Merger is expected to be consummated in the fourth quarter of 1998, on the tenth trading day following consummation of the Conversion.

     For a detailed discussion of the terms of the Merger Agreement, including representations and warranties, conditions to the Merger, business pending the Merger, closing or termination of the Merger, effect on employees and benefits and regulatory approvals, see "The Conversion and the Merger--Description of Merger Agreement," "--Effect on Employees and Benefits" and "--Regulatory Approvals."

     THE BOARD OF DIRECTORS OF SANDWICH BANCORP HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGER AND BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR AND IN THE BEST INTERESTS OF SANDWICH BANCORP AND ITS STOCKHOLDERS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.


Fairness Opinion of Sandler O'Neill

     General. Pursuant to a letter agreement dated as of January 8, 1998 (the "Sandler O'Neill Agreement"), Sandwich Bancorp retained Sandler O'Neill as an independent financial advisor in connection with Sandwich Bancorp's consideration of a possible business combination with another institution. Sandler O'Neill is a nationally recognized investment banking firm whose principal business specialty is banks and savings institutions. In the ordinary course of its investment banking business, Sandler O'Neill is regularly engaged in the valuation of such businesses and their securities in connection with mergers and acquisitions and other corporate transactions.

     Pursuant to the terms of the Sandler O'Neill Agreement, Sandler O'Neill acted as financial advisor to Sandwich Bancorp in connection with the Merger. In connection therewith, the Board of Directors of Sandwich Bancorp requested Sandler O'Neill to render its opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Sandwich Bancorp Common Stock in the Merger. At the March 23, 1998 meeting, at which Sandwich Bancorp's Board of Directors approved and adopted the Merger Agreement, Sandler O'Neill delivered its oral opinion to Sandwich Bancorp's Board, which oral opinion was subsequently confirmed in writing as of that date, that, as of such date, the consideration to be received by Sandwich Bancorp's stockholders in the Merger was fair, from a financial point of view, to them. Sandler O'Neill has also delivered to the Board a written opinion dated the date of this Proxy Statement/Prospectus (the "Fairness Opinion") which is substantially identical to the March 23, 1998 opinion. The full text of the Fairness Opinion, which sets forth procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken in connection with such opinion, is attached at Appendix B to this Proxy Statement/Prospectus and is incorporated herein by reference. The description of the Fairness Opinion set forth herein is qualified in its entirety by reference to Appendix B. Holders of Sandwich Bancorp Common Stock are urged to read the Fairness Opinion in its entirety in connection with their consideration of the proposed Merger.

     The Fairness Opinion was provided to Sandwich Bancorp's Board of Directors for its information and is directed only to the fairness, from a financial point of view, of the consideration to be received by holders of Sandwich Bancorp Common Stock in the Merger. It does not address the underlying business decision of Sandwich Bancorp to engage in the Merger or any other aspect of the Merger and does not constitute a recommendation to any holder of shares of Sandwich Bancorp Common Stock as to how such stockholder should vote at the Special Meeting with respect to the Merger or any other matter related thereto.


     In connection with rendering its opinion dated March 23, 1998, Sandler O'Neill performed a variety of financial analyses. The following is a summary of material analyses performed by Sandler O'Neill but does not purport to be a complete description of all the analyses underlying Sandler O'Neill's opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to analysis or description. Accordingly, Sandler O'Neill believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors considered therein, without considering all factors and analyses, could create an incomplete view of the evaluation processes underlying its opinion. In performing its analyses, Sandler O'Neill made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Sandwich Bancorp, Seacoast Financial and Sandler O'Neill. Any estimates contained in Sandler O'Neill's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Because such estimates are inherently subject to uncertainty, neither Sandwich Bancorp nor Sandler O'Neill assumes responsibility for their accuracy.

     Summary of Proposal. Sandler O'Neill reviewed the financial terms of the proposed transaction. Based upon an implied transaction value of $64.00 per share, and Sandwich Bancorp's December 31, 1997 financial information, Sandler O'Neill calculated the price to tangible book value, price to last twelve months ("LTM") earnings and core deposit premium. This analysis yielded a price to tangible book value multiple of 307%, a price to LTM earnings multiple of 26.1x and a core deposit premium of 24.4%.

     Stock Trading History. Sandler O'Neill reviewed historical reported trading prices and volumes of Sandwich Bancorp Common Stock and relationships between movements in the prices of Sandwich Bancorp Common Stock, respectively, to movements in certain stock indices, including the Standard & Poor's 500 Index, the NASDAQ Banking Index and a composite group of publicly traded savings banks in geographic proximity and of similar asset size to Sandwich Bancorp.

     Analysis of Selected Publicly Traded Companies. Sandler O'Neill used publicly available information to compare selected financial and market trading information, including balance sheet composition, asset quality ratios, loan loss reserve levels, profitability, capital adequacy, dividends and trading multiples, for Sandwich Bancorp and two different groups of selected institutions. The first group consisted of Sandwich Bancorp and the following 16 publicly traded New England savings institutions (the "Regional Group") having total assets ranging from $247 million to $959 million: Abington Bancorp, Inc., Alliance Bancorp of New England, American Bank of Connecticut, Bancorp Connecticut, Inc., Central Co-operative Bank, Dime Financial Corp., Lawrence Savings Bank, MASSBANK Corp., MECH Financial, Inc., MetroWest Bank, NSS Bancorp, Inc., New Hampshire Thrift Bancshares, NewMil Bancorp, Inc., Northeast Bancorp, People's Bancshares, Inc. and Warren Bancorp, Inc. Sandler O'Neill also compared Sandwich Bancorp to a group of 18 publicly traded savings institutions, having total assets ranging from $330 million to $750 million, which had a return on average equity (based on last twelve months earnings) greater than 13% and a price to tangible book value of greater than 200% (the "Highly-Valued Group"). The Highly-Valued Group institutions were: American Bank of Connecticut, Coastal Financial Corp., FMS Financial Corp., First Citizens Corp., First Mutual Savings Bank, Great Southern Bancorp, Inc., Harleysville Savings Bank, Highland Bancorp, Inc., Home Federal Bancorp, Lakeview Financial Corp., Lawrence Savings Bank, MetroWest Bank, North American Savings Bank, PVF Capital Corp., Progress Financial Corp., Security First Corp., Warren Bancorp, Inc. and Winton Financial Corp. The analyses compared publicly available financial information for each of the groups and Sandwich Bancorp as of and for each of the fiscal years ended in 1992 through 1997. The following comparisons are based upon fiscal 1997 financial information, and data described below with respect to the Regional Group and the Highly-Valued Group consist of median data for such groups.

     The total assets of Sandwich Bancorp were $519 million, compared to $519 million for the Regional Group and $522 million for the Highly-Valued Group. The annual growth rate of assets for Sandwich Bancorp was 11.7%, compared to 13.2% for the Regional Group and 12.1% for the Highly-Valued Group. The tangible equity to total assets ratio was 7.82% for Sandwich Bancorp, compared to 8.06% for the Regional Group and 7.74% for the Highly-Valued Group. The intangible assets to total equity ratio for Sandwich Bancorp was 3.47%, compared to 2.79% for the Regional Group and 1.13% for the Highly-Valued Group. The net loans to assets ratio for Sandwich Bancorp was 70.7%, compared to 62.5% for the Regional Group and 74.6% for the Highly-Valued Group. The cash and securities to total assets ratio was 24.8% for Sandwich Bancorp, compared to 34.4% for the Regional Group and 21.1% for the Highly-Valued Group. Total deposits were $423 million for Sandwich Bancorp, compared to $325 million for the Regional Group and $362 million for the Highly-Valued Group. Sandwich Bancorp had a gross loans to total deposits ratio of 87.6%, compared to 87.6% for the Regional Group and 97.3% for the Highly-Valued Group. The total borrowings to total assets ratio for Sandwich Bancorp was 8.79%, compared to 13.88% for the Regional

Group and 14.51% for the Highly-Valued Group. The ratio of non-performing loans to gross loans was 0.97% for Sandwich Bancorp, compared to 0.65% for the Regional Group and 0.69% for the Highly-Valued Group. The ratio of non-performing loans to total assets for Sandwich Bancorp was 0.45%, compared to 0.45% for the Regional Group and 0.54% for the Highly-Valued Group. The ratio of non-performing assets to total assets for Sandwich Bancorp was 0.81%, compared to 0.58% for the Regional Group and 0.71% for the Highly-Valued Group. The ratio of loan loss reserves to non-performing loans was 114.5% for Sandwich Bancorp, compared to 185.7% for the Regional Group and 155.3% for the Highly-Valued Group. The ratio of loan loss reserves to gross loans for Sandwich Bancorp was 1.11%, compared to 1.54% for the Regional Group and 1.26% for the Highly-Valued Group. The net interest margin of Sandwich Bancorp was 3.71%, compared to 3.57% for the Regional Group and 3.87% for the Highly-Valued Group. The ratio of non-interest income to average assets for Sandwich Bancorp was 0.55%, compared to 0.72% for the Regional Group and 0.77% for the Highly-Valued Group. The ratio of non-interest expense to average assets was 2.46% for Sandwich Bancorp, compared to 2.63% for the Regional Group and 2.24% for the Highly-Valued Group. The efficiency ratio of Sandwich Bancorp was 57.7%, compared to 62.1% for the Regional Group and 52.2% for the Highly-Valued Group. The return on average assets for fiscal 1997 was 0.98% for Sandwich Bancorp, compared to 0.98% for the Regional Group and 1.35% for the Highly-Valued Group. The return on average equity for fiscal 1997 was 12.5% for Sandwich Bancorp, compared to 12.6% for the Regional Group and 16.9% for the Highly-Valued Group. Based on closing prices as of March 20, 1998, the price to tangible book value for Sandwich Bancorp was 276%, compared to 204% for the Regional Group and 247% for the Highly-Valued Group. Based on closing prices as of March 20, 1998, the price to earnings per share multiple based upon earnings for fiscal 1997, was 23.5x for Sandwich Bancorp, compared to 17.17x for the Regional Group and 15.45x for the Highly-Valued Group. The dividend payout ratio was 51.0% for Sandwich Bancorp, compared to 30.5% for the Regional Group and 19.3% for the Highly-Valued Group.


     Sandler O'Neill also used publicly available information to perform a similar comparison of selected financial information for Seacoast Financial and groups of selected peer institutions and selected market trading information for the peer groups. The first group consisted of Seacoast Financial and the following 10 publicly-traded savings institutions (the "Peer Group") having total assets ranging from $892 million to $1.7 billion: Andover Bancorp, Inc., BostonFed Bancorp Inc., Dime Financial Corp., FirstFed America Bancorp, Inc., First Essex Bancorp, Inc., First Federal of East Hartford, MASSBANK Corp,. MECH Financial, Inc., Medford Bancorp, Inc. and SIS Bancorp, Inc. Sandler O'Neill also compared Sandwich Bancorp to a group of 11 publicly-traded savings institutions, having total assets ranging from $734 million to $2.0 billion, which had a return on average equity (based on last twelve months earnings) greater than 10% and a price to tangible book value of greater than 200% (the "Large Highly-Valued Group"). The Large Highly-Valued Group institutions were:
Anchor BanCorp Wisconsin, CFSB Bancorp, Inc., D&N Financial Corp., Dime Financial Corp., First Federal Capital Corp., First Liberty Financial Corp., Great Southern Bancorp, Inc., InterWest Bancorp, Inc., Metropolitan Financial Corp., North American Savings Bank, People's Bancshares, Inc. and WSFS Financial Corp. The analysis compared publicly available financial information for Seacoast Financial and for the peer group as of and for the fiscal years ended in 1992 through 1997. The following comparisons are based upon fiscal 1997 financial information, and data described below with respect to the Peer Group and Large Highly-Valued Group consist of median data for such groups.

     The total assets of Seacoast Financial were $1.1 billion, compared to $1.1 billion for the Peer Group and $1.1 billion for the Large Highly-Valued Group. The annual growth rate of assets for Seacoast Financial was 7.0%, compared to 9.8% for the Peer Group and 11.9% for the Large Highly-Valued Group. The tangible equity to total assets ratio was 8.24% for Seacoast Financial, compared to 8.10% for the Peer Group and 6.66% for the Large Highly-Valued Group. The intangible assets to total equity ratio for Seacoast Financial was 2.06%, compared to 1.43% for the Peer Group and 2.14% for the Large Highly-Valued Group. The net loans to assets ratio for Seacoast Financial was 73.9%, compared to 59.1% for the Peer Group and 74.1% for the Large Highly-Valued Group. The cash and securities to total assets ratio was 24.0% for Seacoast Financial, compared to 36.3% for the Peer Group and 22.0% for the Large Highly-Valued Group. Total deposits were $938 million for Seacoast Financial, compared to $810 million for the Peer Group and $792 million for the Large Highly-Valued Group. Seacoast Financial had a gross loans to total deposits ratio of 87.8%, compared to 87.8% for the Peer Group and 111.9% for the Large Highly-Valued Group. The total borrowings to total assets ratio for Seacoast Financial was 5.38%, compared to 18.1% for the Peer Group and 23.8% for the Large Highly-Valued Group. The ratio of non-performing loans to gross loans was 1.33% for Seacoast Financial, compared to 0.68% for the Peer Group and 0.61% for the Large Highly-Valued Group. The ratio of non-performing loans to total assets for Seacoast Financial was 1.00%, compared to .29% for the Peer Group and 0.41% for the Large Highly-Valued Group. The ratio of non-performing assets to total assets for Seacoast Financial was 1.21%, compared to 0.35% for the Peer Group and 0.63% for the Large Highly-Valued Group. The ratio of loan loss reserves to non-performing loans was 98.9% for Seacoast Financial, compared to 324.4% for the Peer Group and 176.5% for the Large Highly-Valued Group. The ratio of loan loss reserves to gross loans for Seacoast Financial was 1.32%, compared to 1.32% for the Peer Group and 1.01% for the Large Highly-Valued Group. The net interest margin of Seacoast Financial was 4.00%, compared to 3.31% for the Peer Group and 3.18% for the Large Highly-Valued Group. The ratio of non-interest income to average assets for Seacoast Financial was 0.59%, compared to 0.46% for the Peer Group and 0.92% for the Large Highly-Valued Group. The ratio of non-interest expense to average assets was 2.42% for Seacoast Financial, compared to 2.01% for the Peer Group and 2.28% for the Large Highly-Valued Group. The efficiency ratio of Seacoast Financial was 55.1%, compared to 55.1% for the Peer Group and 57.8% for the Large Highly-Valued Group. The return on average assets for fiscal 1997 was 1.14% for Seacoast Financial, compared to 1.05% for the Peer Group and 1.10% for the Large Highly-Valued Group. The return on average equity for fiscal 1997 was 14.0% for Seacoast Financial, compared to 11.2% for the Peer Group and 16.9% for the Large Highly-Valued Group. Based on closing prices as of March 20, 1998, the price to tangible book value for the Peer Group was 186.8% and 290.8% for the Large Highly-Valued Group. Based on closing prices as of March 20, 1988, the price to earnings per share multiple based upon earnings for fiscal 1997 was 18.0x for the Peer Group and 17.8x for the Large Highly-Valued Group. The dividend payout ratio was 29.7% for the Peer Group and 20.0% for the Large Highly-Valued Group.

     Analysis of Selected Merger Transactions. Sandler O'Neill reviewed 82 transactions announced between January 1, 1997 and March 20, 1998, involving savings institutions nationwide as targets with transaction values over $15 million ("Nationwide Transactions"), 12 transactions announced between January 1, 1997 and March 20, 1998, involving New England savings institutions as targets with transaction values over $15 million ("New England Transactions") and 6 transactions announced between September 1, 1997 and March 20, 1998, involving New England savings institutions as targets with transaction values over $15 million ("Recent New England Transactions"). Sandler O'Neill reviewed publicly reported ratios of price to last twelve months' earnings, price to book value, price to tangible book value, price to deposits, price to assets and core deposit premium paid in each such transaction and computed high, low, mean, and median ratios and premiums for the respective groups of transactions. Based upon the median multiples for Nationwide Transactions, Sandler O'Neill derived an imputed range of values per share of Sandwich Bancorp Common Stock of $42.81 to $56.95. Based upon the median multiples for New England Transactions, Sandler O'Neill derived an imputed range of values per share of Sandwich Bancorp Common Stock of $45.01 to $51.38. Based upon the median multiples for Recent New England Transactions, Sandler O'Neill derived an imputed range of values per share of Sandwich Bancorp Common Stock of $44.84 to $55.56.

     No company involved in the transactions included in the above analysis is identical to Sandwich Bancorp, and no transaction included in the above analysis is identical to the Merger. Accordingly, an analysis of the results of the foregoing analysis is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of Sandwich Bancorp and the companies to which they are being compared.

     Discounted Dividend Stream and Terminal Value Analysis. Sandler O'Neill also performed an analysis which estimated the future stream of after-tax dividend flows of Sandwich Bancorp through 2002 under various circumstances, assuming Sandwich Bancorp performed in accordance with estimates of future earnings provided by its management. To approximate the terminal value of Sandwich Bancorp Common Stock at the end of the five-year period, Sandler O'Neill applied price to earnings multiples ranging from 10x to 28x and applied multiples of tangible book value ranging from 140% to 320%. The dividend income streams and terminal values were then discounted to present values using different discount rates (ranging from 10% to 16%) chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Sandwich Bancorp Common Stock. This analysis, assuming the current dividend payout ratio, indicated an imputed range of values per share of Sandwich Bancorp Common Stock of between $24.05 and $75.54 when applying the price to earnings multiples, and an imputed range of values per share of Sandwich Bancorp Common Stock of between $23.83 and $62.15 when applying multiples of tangible book value. In connection with its analysis, Sandler O'Neill extensively used sensitivity analyses (including variations with respect to the growth rate of assets, net interest spread, non-interest income, and non-interest expense) to illustrate effects changes in the underlying assumptions could have on the resulting present value and discussed these changes with Sandwich Bancorp's Board of Directors. Sandler O'Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or actual future results.


     Pro Forma Merger Analysis. Sandler O'Neill also analyzed certain potential pro forma effects of the Merger on Seacoast Financial based on Sandwich Bancorp's and Seacoast Financial's historical income statements and balance sheets and certain estimates of future performance provided by members of the senior managements of Sandwich Bancorp and Seacoast Financial, respectively. In estimating the amount of gross proceeds to be raised in the Conversion, Sandler O'Neill reviewed six conversion transactions completed in the first quarter of 1998 ("First Quarter Transactions"), eight transactions completed in the fourth quarter of 1997 ("Fourth Quarter Transactions"), four transactions completed in the third quarter of 1997 ("Third Quarter Transactions") and 21 transactions completed in 1997 ("1997 Transactions"). Sandler O'Neill reviewed the price to pro forma tangible book value and price to pro forma earnings in each transaction and computed high, low, mean and median multiples for the respective groups of transactions. The median price to pro forma tangible book value multiples were 78.85% for the First Quarter Transactions, 76.56% for the Fourth Quarter Transactions, 72.86% for the Third Quarter Transactions and 72.02% for the 1997 Transactions. The median price to pro forma earnings multiples were 15.1x for First Quarter Transactions, 15.0x for Fourth Quarter Transactions, 24.6x for Third Quarter Transactions and 19.2x for 1997 Transactions. Based upon this analysis, Sandler O'Neill estimated a range of gross proceeds to be raised in the Conversion of $191 million to $293 million. In addition to Conversion proceeds, assumptions regarding the economic environment, accounting and tax treatment of the Merger, acquisition costs, operating efficiencies and other adjustments were used to arrive at a base case pro forma analysis of pro forma effects of the Merger on Seacoast Financial. Based upon estimated Conversion gross proceeds of $293 million, this analysis indicated that the Merger would be dilutive to Seacoast Financial's GAAP earnings per share in the first full year following the transaction, accretive to GAAP earnings per share for all other periods analyzed and dilutive to Seacoast Financial's tangible book value per share for all periods analyzed. The actual results achieved by the combined company will vary from the projected results, and the variations may be material.


     Additional Analyses. In connection with rendering its opinion of March 23, 1998, Sandler O'Neill also reviewed, among other things: (i) the Merger Agreement and exhibits thereto; (ii) the Stock Option Agreement, dated as of March 23, 1998, by and between Sandwich Bancorp and Seacoast Financial; (iii) certain publicly available financial statements and other historical financial information relating to Sandwich Bancorp and Sandwich Bank provided by Sandwich Bancorp; (iv) certain publicly available financial statements and other historical financial information relating to Seacoast Financial and Compass Bank provided by Seacoast Financial; (v) certain financial analyses and estimates of future performance of Sandwich Bancorp prepared by and reviewed with management of Sandwich Bancorp and views of members of senior management of Sandwich Bancorp regarding Sandwich Bancorp's past and current business operations, results thereof, financial condition and future prospects; (vi) certain financial analyses and estimates of future performance of Seacoast Financial prepared and reviewed with management of Seacoast Financial and views of members of senior management of Seacoast Financial regarding past and current business operations, results thereof, financial condition and future prospects; (vii) estimates of pro forma impact of the Merger on Seacoast Financial; (viii) the publicly reported historical price and trading activity for Sandwich Bancorp Common Stock, including a comparison of certain financial and stock market information for Sandwich Bancorp with similar publicly available information for certain other companies the securities of which are publicly traded; (ix) financial terms of recent business combinations in the savings institution industry, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and
(xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O'Neill considered relevant.


     In connection with rendering the Fairness Opinion, Sandler O'Neill confirmed the appropriateness of its reliance on the analyses used to render its March 23, 1998, opinion by performing procedures to update certain of such analyses and by reviewing assumptions upon which such analyses were based and factors considered in connection therewith.

     Information Used in Connection with Analyses. In performing its reviews, Sandler O'Neill assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with it, and Sandler O'Neill does not assume any responsibility or liability for the accuracy or completeness of any such information. Sandler O'Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Seacoast Financial or Sandwich Bancorp or any of their subsidiaries, or the collectibility of any such assets, nor was it furnished with any such evaluations or appraisals (relying, where relevant, on analyses and estimates of Seacoast Financial and Sandwich Bancorp). Sandler O'Neill is not an expert in the evaluation of allowances for loan losses, and Sandler O'Neill has not made an independent evaluation of the adequacy of the allowances for loan losses of Sandwich Bancorp and Seacoast Financial, nor has it reviewed any individual credit files of Sandwich Bancorp or Seacoast Financial. With Sandwich Bancorp's consent, Sandler O'Neill has assumed that the allowances for loan losses for Sandwich Bancorp and Seacoast Financial, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In addition, Sandler O'Neill has not conducted any physical inspection of the properties or facilities of Sandwich Bancorp or Seacoast Financial. With respect to the information regarding estimates of potential future financial performance provided by each company's management, Sandler O'Neill assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements with respect to the respective future financial performances of Seacoast Financial and Sandwich Bancorp and that such performances will be achieved. Sandler O'Neill expressed no opinion as to such estimates or the assumptions on which they were based.


     Sandler O'Neill's opinions were based upon market, economic and other conditions as they existed on, and could be evaluated as of, the dates of such opinions. For purposes of rendering its opinions, Sandler O'Neill assumed, in all respects material to its analyses, that all of the representations and warranties contained in the Merger Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Merger Agreement will not be waived. Sandler O'Neill also assumed that there has been no material change in Seacoast Financial's or Sandwich Bancorp's assets, financial condition, results of operations, business or prospects since December 31, 1997, the date of the last financial statements noted above, that Seacoast Financial will remain as a going concern for all periods relevant to its analyses, and that the Merger will be accounted for as a pooling of interests.


     Transaction Fee and Relationship to Sandwich Bancorp. Under the Sandler O'Neill Agreement, Sandwich Bancorp has agreed to pay Sandler O'Neill a transaction fee in connection with the Merger, a substantial portion of which is contingent upon the consummation of the Merger. Under the terms of the Sandler O'Neill Agreement, Sandwich Bancorp has agreed to pay Sandler O'Neill a transaction fee of $1,000,000. As of the date hereof, Sandler O'Neill had received $250,000 of the transaction fee. The balance will be payable upon the closing of the Merger. Sandler O'Neill has also received a fee for rendering its fairness opinion, which will be credited against that portion of the transaction fee due upon closing of the Merger. Sandwich Bancorp has also agreed to reimburse Sandler O'Neill for its reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O'Neill and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under securities laws.


     Sandler O'Neill has in the past provided other financial advisory services to Sandwich Bancorp and has received its customary compensation for such services. In the ordinary course of its business, Sandler O'Neill may actively trade equity securities of Sandwich Bancorp for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.



Dissenters' Rights

     Pursuant to Section 85 of Chapter 156B of the Massachusetts Business Corporation Laws (the "MBCL"), stockholders of Sandwich Bancorp who object to the Merger Agreement may demand payment from Sandwich Bancorp, or its corporate successor, and an appraisal of the value of their shares in accordance with the provisions of Sections 86 to 98, inclusive, of Chapter 156B of the MBCL in lieu of accepting the consideration provided for under the Merger Agreement. The discussion of these provisions set forth below is qualified in its entirety by reference to the text of these provisions which is attached to this Proxy Statement/Prospectus at Appendix C. Stockholders intending to exercise dissenters' appraisal rights should carefully review Appendix C. Failure to follow precisely any of the statutory procedures set forth therein may result in a termination or waiver of these rights.

     In order to exercise the right to demand appraisal and payment of the value of his or her shares of the Sandwich Bancorp Common Stock, a stockholder must: (i) file with Sandwich Bancorp prior to the taking of the vote on the Merger Agreement a written objection stating that he or she intends to demand payment for his or her shares if the Merger is consummated and (ii) not vote his or her shares for approval of the Merger Agreement. Those written objections may be filed with Sandwich Bancorp, 100 Old King's Highway, P.O. Box 959, Sandwich Massachusetts 02563, Attention:

Dana S. Briggs, Secretary. A proxy signed but not marked will, unless revoked, be voted for approval of the Merger Agreement. Accordingly, a stockholder voting by proxy who desires to preserve his or her appraisal rights must either vote all of his or her shares against approval of the Merger Agreement or abstain from voting on the Merger Agreement with respect to his or her shares.

     Within 10 days after the consummation of the Merger, Sandwich Bancorp's corporate successor, Seacoast Financial, shall notify by registered or certified mail each stockholder who has satisfied the requirements for demanding the appraisal of his or her shares that the Merger has become effective. The giving of this notice will not be deemed to create any rights in the recipient of the notice to demand payment for his or her shares of Sandwich Bancorp Common Stock.

     If, within 20 days after the date such notice is mailed, any stockholder to whom Seacoast Financial was required to give such notice shall demand in writing payment from Seacoast Financial for his or her shares of Sandwich Bancorp Common Stock, Seacoast Financial shall pay to such objecting stockholder the fair value of his or her Sandwich Bancorp Common Stock within 30 days after the expiration of the period during which such demand may be made. These written demands may be filed with Seacoast Financial, 791 Purchase Street, New Bedford, Massachusetts 02740, Attention: Arthur W. Short, Executive Vice President and Chief Operating Officer. If during this 30-day period Seacoast Financial and the objecting stockholder are unable to agree as to the value of the Sandwich Bancorp Common Stock, either party may, within four months after the expiration of such 30-day period, demand a determination of the value of the shares of Sandwich Bancorp Common Stock of all such objecting stockholders by filing a bill in equity in the Superior Court in Bristol County.

     Any objecting stockholder who decides to file a bill in equity must do so on his or her own behalf and on behalf of all other objecting stockholders who have demanded payment for their shares and with whom Sandwich Bancorp, or its corporate successor, has not reached an agreement as to the value thereof. Service of the bill must be made upon Seacoast Financial by subpoena with a copy of the bill attached. Seacoast Financial will file with its answer a duly verified list of all such other objecting stockholders and such objecting stockholders will thereupon be deemed to have been added as parties to the bill. Seacoast Financial shall then give notice in such form and returnable on such date as the court shall order to each such stockholder by registered or certified mail to the last known address as shown in the records of Seacoast Financial and by publication or otherwise as the court may order.

     After a hearing, the court shall enter a decree determining the fair value of the Sandwich Bancorp Common Stock of those objecting stockholders who have become entitled to the valuation of and payment for their shares and shall order Seacoast Financial to make payment of such value, together with interest, if any, to the objecting stockholders entitled thereto upon the transfer by them of the certificates representing their shares of Sandwich Bancorp Common Stock if certificated or uncertificated, upon receipt of an instruction to transfer such stock to Seacoast Financial. The value of such shares shall be determined as of the day preceding the date of the stockholder vote approving the Merger Agreement and shall be exclusive of any element of value arising from the expectation or accomplishment of the Merger.

     The costs associated with the bill in equity, exclusive of fees of counsel and experts retained by any party, shall be taxed upon the parties to the bill as the court deems equitable. All costs associated with giving notice to stockholders, however, shall be borne by Seacoast Financial. Interest shall be paid on any award from the date of the vote approving the Merger Agreement and the court may, upon application of any party, determine the amount of interest to be paid.

     Any objecting stockholder who has demanded payment for his or her Sandwich Bancorp Common Stock shall not thereafter be entitled to notice of any stockholders' meeting, to vote such stock for any purpose or to receive any dividends or distributions on the stock (except dividends or distributions payable to stockholders of record as of a date prior to the date of the vote approving the Merger Agreement) unless: (i) a bill in equity to determine the fair value of the Sandwich Bancorp Common Stock is not filed within the statutory time period; (ii) a bill in equity, if filed, has been dismissed as to such stockholder; or (iii) such stockholder has, with the written approval of Seacoast Financial, delivered a written withdrawal of his or her objections and an acceptance of such corporate action.

     The enforcement by an objecting stockholder of his or her right to receive payment for his or her shares in this manner shall be an exclusive remedy except that the stockholder may still bring or maintain an appropriate proceeding to obtain relief on the ground that the corporate action giving rise to such right will be or is illegal or fraudulent as to him or her.

                                PRO FORMA DATA


Unaudited Pro Forma Condensed Consolidated Financial Information

     The following Unaudited Pro Forma Condensed Consolidated Balance Sheets at May 31, 1998 and October 31, 1997 and Unaudited Pro Forma Condensed Consolidated Statements of Income for the seven months ended May 31, 1998 and 1997 and for each of the years ended October 31, 1997, 1996 and 1995 give effect to the Conversion and the Merger based on the assumptions set forth below. The unaudited pro forma consolidated financial statements are based on the unaudited consolidated financial statements of Seacoast Financial for the seven-month periods ended May 31, 1998 and 1997 and of Sandwich Bancorp for the seven-month periods ended June 30, 1998 and 1997 and on the audited consolidated financial statements of Seacoast Financial for the years ended October 31, 1997, 1996 and 1995 and of Sandwich Bancorp for the years ended December 31, 1997, 1996 and 1995. The unaudited pro forma consolidated financial statements give effect to the Merger using the pooling-of-interests method of accounting under GAAP.

     The pro forma adjustments in the tables assume the sale of 18,400,000 Conversion Shares in the Offerings at the $10.00 Purchase Price per share, which is the maximum of the Estimated Valuation Range. In addition, the pro forma adjustments in the tables assume the issuance of 6.4 shares of Seacoast Financial Common Stock for each share of Sandwich Bancorp Common Stock (including the effect of outstanding Sandwich Bancorp Stock Options) in connection with the Merger. The net proceeds in the tables are based upon the following assumptions: (i) all Conversion Shares will be sold in the Subscription and Community Offerings; (ii) no fees will be paid to Ryan Beck or McConnell Budd on shares purchased by the ESOP or the 625,000 shares assumed purchased by officers, trustees, directors, employees and members of their immediate families; (iii) Ryan Beck and McConnell Budd will receive an aggregate fee equal to 1.00% of the aggregate Purchase Price for sales in the Subscription and Community Offerings (excluding the sale of shares to the ESOP and to officers, trustees, directors, employees and their immediate families); and (iv) total expenses of the Conversion, including the marketing fees of $1.6 million paid to Ryan Beck and McConnell Budd, will be $3.4 million. Actual expenses may vary from those estimated. The actual amount of Conversion Shares sold may be more or less than the maximum of the Estimated Valuation Range. For the effects of such possible changes, see "--Pro Forma Conversion Data." In addition, the expenses of the Conversion and of the Merger may vary from those estimated. The fees paid to Ryan Beck and McConnell Budd will vary from the amounts estimated if more or less shares are sold, or if a Syndicated Community Offering is conducted. Additionally, certain one-time charges to operating results (estimated to be $4.0 million, net of income tax effect) are expected to occur following the Conversion and the Merger. These items are shown as a reduction in stockholders' equity in the following tables but are not shown as a reduction in net income for the periods shown in the following tables. No cost savings or other benefits of the Merger are reflected in the tables. The Unaudited Pro Forma Condensed Consolidated Statements of Income do not reflect investment income from investment of Conversion proceeds or anticipated ESOP expense. For the effects of such items, see "--Pro Forma Conversion Data."

     The unaudited pro forma information is provided for informational purposes only. The pro forma financial information presented is not necessarily indicative of the actual results that would have been achieved had the Conversion and the Merger been consummated on the dates or at the beginning of the periods presented, and is not necessarily indicative of future results. The unaudited pro forma financial information should be read in conjunction with the consolidated financial statements and the notes thereto of Seacoast Financial and Sandwich Bancorp contained elsewhere or incorporated by reference in this Prospectus.

     The pro forma stockholders' equity is based upon the combined book value of the common stockholders' ownership of Seacoast Financial and Sandwich Bancorp computed in accordance with GAAP. This amount is not intended to represent fair market value and does not represent amounts, if any, that would be available for distribution to stockholders in the event of liquidation.

     THE UNAUDITED PRO FORMA COMMON STOCKHOLDERS' EQUITY AND NET INCOME DERIVED FROM THE ABOVE ASSUMPTIONS ARE QUALIFIED BY THE STATEMENTS SET FORTH UNDER THIS CAPTION AND SHOULD NOT BE CONSIDERED INDICATIVE OF THE MARKET VALUE OF SEACOAST FINANCIAL COMMON STOCK OR THE ACTUAL OR FUTURE RESULTS OF OPERATIONS OF SEACOAST FINANCIAL AND SANDWICH BANCORP FOR ANY PERIOD. SUCH PRO FORMA DATA MAY BE MATERIALLY AFFECTED BY THE ACTUAL GROSS AND NET PROCEEDS FROM THE SALE OF CONVERSION SHARES IN THE CONVERSION, THE ACTUAL EXCHANGE RATIO IN THE MERGER AND OTHER FACTORS. SEE "USE OF PROCEEDS OF CONVERSION."

           Unaudited Pro Forma Condensed Consolidated Balance Sheets



                                                                          At May 31, 1998 (1)
                                      ----------------------------------------------------------------------------------------
                                                    Pro Forma       Seacoast                      Pro Forma
                                       Seacoast     Conversion      Financial      Sandwich       Merger           Pro Forma
                                      Financial    Adjustments    as Converted     Bancorp      Adjustments      Consolidated
                                      ----------  --------------  ------------    ---------------------------- ----------------
                                                                 (In thousands, except per share data)
Assets:
Cash and cash equivalents ........... $   45,001     $145,882 (2)  $  190,883      $  25,921    $   (5,000)(5)     $ 211,804
Securities available for sale .......    183,340                      183,340         58,180        59,077 (4)       300,597
Securities held to maturity .........     13,649                       13,649         64,792       (64,792)(3)        13,649
Loans held for sale .................     19,810                       19,810             --                          19,810
Loans, net ..........................    873,914                      873,914        356,450                       1,230,364
Bank premises and equipment .........     13,932       20,000 (2)      33,932          6,231                          40,163
OREO ................................      1,395                        1,395            271                           1,666
Net deferred tax asset ..............      5,877                        5,877          2,929           557 (3)         9,363
Other assets ........................     19,641                       19,641         16,239         1,000 (5)        36,880
                                      ----------     --------      ----------      ---------    ----------         ----------
   Total assets ..................... $1,176,559     $165,882      $1,342,441      $ 531,013    $   (9,158)        $1,864,296
                                      ==========     ========      ==========      =========    ==========         ==========
Liabilities and
 Stockholders' Equity:
Deposits ............................ $  982,351                   $  982,351      $ 444,750                       $1,427,101
Borrowed funds ......................     77,074                       77,074         35,322                         112,396
Other liabilities ...................     10,624                       10,624          6,385                          17,009
                                      ----------                   ----------      ---------                       ----------
   Total liabilities ................  1,070,049                    1,070,049        486,457                       1,556,506
                                      ----------                   ----------      ---------                       ----------
Stockholders' equity:
 Common stock .......................         --     $  1,840 (2)        1,840         2,043    $     (774)(6)         3,109
 Additional paid-in capital .........         --      178,762 (2)     178,762         21,540        (3,549)(6)       196,753
 Retained earnings ..................    104,193                      104,193         20,811        (4,000)(5)       121,004
 Unearned compensation--
   ESOP .............................         --      (14,720)(2)     (14,720)            --                         (14,720)
 Unrealized gain on securities
   available for sale, net
   of taxes .........................      2,317                        2,317            162          (835)(4)         1,644
                                      ----------     --------      ----------      ---------    ----------         ----------
 Total stockholders' equity .........    106,510      165,882         272,392         44,556        (9,158)          307,790
                                      ----------     --------      ----------      ---------    ----------         ----------
 Total liabilities and
   stockholders' equity ............. $1,176,559     $165,882      $1,342,441      $ 531,013    $   (9,158)        $1,864,296
                                      ==========     ========      ==========      =========    ==========         ==========
Book value per share ................                                              $   21.80                       $     9.90(7)
Book value per equivalent share--                                                  =========                       =========
 Sandwich Bancorp ...................
                                                                                                                   $    63.36(8)
                                                                                                                   ==========

                                             (footnotes begin on following page)

                                                                      At October 31, 1997 (1)
                                        ------------------------------------------------------------------------------------
                                                      Pro Forma      Seacoast                    Pro Forma
                                          Seacoast    Conversion   Financial as    Sandwich       Merger        Pro forma
                                         Financial   Adjustments    Converted       Bancorp      Adjustments   Consolidated
                                        ----------   -----------   ------------    ----------    -----------   -------------
                                           (In thousands, except per share data)
Assets:
Cash and cash equivalents ............. $   32,761    $145,882 (2)  $  178,643      $ 16,068    $ (5,000)(5)   $ 189,711
Securities available for sale .........    209,316                    209,316         10,995      99,585 (4)     319,896
Securities held to maturity ...........     12,633                     12,633         99,577     (99,577)(3)      12,633
Loans held for sale ...................      4,277                      4,277             --                       4,277
Loans, net ............................    809,555                    809,555        366,642                   1,176,197
Bank premises and equipment ...........     12,254      20,000 (2)     32,254          6,379                      38,633
OREO ..................................      1,707                      1,707            596                       2,303
Net deferred tax asset ................      6,988                      6,988          2,948                       9,936
Other assets ..........................     17,099                     17,099         15,492       1,000 (5)      33,591
                                        ----------    --------     ----------      ---------    --------       ----------
Total assets .......................... $1,106,590    $165,882     $1,272,472      $ 518,697    $ (3,992)      $1,787,177
                                        ==========    ========     ==========      =========    ========       ==========
Liabilities and
 Stockholders' Equity:
Deposits .............................. $  937,948                 $  937,948      $ 423,014                   $1,360,962
Borrowed funds ........................     60,703                     60,703         47,339                     108,042
Other liabilities .....................      9,798                      9,798          6,330    $     31 (3)       16,159
                                        ----------                 ----------      ---------    ----------     ----------
Total liabilities .....................  1,008,449                  1,008,449        476,683          31 (3)   1,485,163
                                        ----------                 ----------      ---------    ----------     ----------
Stockholders' equity:
 Common stock .........................         --    $  1,840 (2)       1,840         1,942        (688)(6)       3,094
 Additional paid-in capital ...........         --     178,762 (2)    178,762         20,139         619 (6)     199,520
 Retained earnings ....................     96,527                     96,527         19,848      (4,000)(5)     112,375
 Unearned compensation--
   ESOP ...............................         --     (14,720)(2)    (14,720)            --                     (14,720)
 Unrealized gain on securities
   available for sale, net of
   taxes ..............................      1,614                      1,614             85          46 (4)       1,745
                                        ----------                 ----------      ---------    ----------     ----------
   Total stockholders' equity .........     98,141     165,882        264,023         42,014      (4,023)        302,014
                                        ----------    --------     ----------      ---------    ----------     ----------
   Total liabilities and
    stockholders' equity .............. $1,106,590    $165,882     $1,272,472      $ 518,697    $ (3,992)      $1,787,177
                                        ==========    ========     ==========      =========    ==========     ==========
Book value per share ..................                                            $   21.63                   $     9.76(7)
Book value per equivalent share--                                                  =========                   ==========
 Sandwich Bancorp .....................
                                                                                                               $    62.46(8)
                                                                                                               ==========

------------
(1) Reflects Sandwich Bancorp's balance sheets as of June 30, 1998 and December 31, 1997.

(2) Reflects gross proceeds of $184.0 million from the sale of Conversion Shares, assuming the maximum of the Estimated Valuation Range less (i) estimated expenses of the Conversion equal to $3.4 million, (ii) the purchase of $14.7 million of Conversion Shares by the ESOP funded internally by a loan from Seacoast Financial and (iii) $20 million for the estimated construction costs of a new main office building.

(3) Reflects transfer of Sandwich investments from held to maturity to available for sale consistent with Seacoast Financial's classification and as permitted by SFAS No. 115.

(4) Reflects the adjustment set forth in Note 3 above and the retirement of shares of Sandwich Bancorp Common Stock held by Seacoast Financial having a carrying value of $5,715,000 at May 31, 1998 (90,000 shares) and $190,000 at October 31, 1997 (5,000 shares) and a net SFAS No. 115 adjustment of $835,000 at May 31, 1998 and $73,000 at October 31, 1997.

(5) Adjustment to record the effects of estimated one-time expenses of approximately $5.0 million, which, net of a $1.0 million income tax benefit, will be charged to earnings as incurred following the Merger. Since these expenses are non-recurring, they have not been reflected in the pro forma condensed statements of income and related per share amounts. These expenses are expected to be incurred prior to or shortly after the Merger. The estimated non-recurring expenses consist of the following (in thousands):

        Merger related professional fees ......................  $  2,400
        Employee severance costs ..............................     2,500
        Data processing and other costs .......................       100
                                                                 --------
           Total estimated merger expenses ....................     5,000
        Tax benefit ...........................................    (1,000)
                                                                 --------
           Total estimated merger expenses, net of tax benefit   $  4,000
                                                                 ========

(6) Reflects the reclassification to retire Sandwich Bancorp Common Stock previously held by Seacoast Financial (assuming no additional purchases or exercises of options to acquire Sandwich Bancorp Common Stock) and the effects of the assumed Exchange Ratio of 6.4 shares of Seacoast Financial Common Stock for each share of Sandwich Bancorp Common Stock, net of effect of differences in par values.

(7) The pro forma consolidated book value per share was calculated assuming the exchange of 6.4 shares of Seacoast Financial Common Stock for each share of Sandwich Bancorp Common Stock, the maximum number of shares of Seacoast Financial Common Stock to be exchanged for each share of Sandwich Bancorp Common Stock. This Exchange Ratio assumes that the Seacoast Financial Trading Price is $10 or less. In the event that the Seacoast Financial Trading Price is greater than $10, the Exchange Ratio will be lower. The following reflects the impact of selected higher Seacoast Financial
    Trading Prices on the Exchange Ratio, on the pro forma book value per share of Seacoast Financial Common Stock and the pro forma book value per equivalent share of Sandwich Bancorp (assuming the issuance of the maximum number of Conversion Shares as set forth in Note 2 above):

                                                                   Pro Forma Book Value
                                   Pro Forma Book Value Per           Per Equivalent
                                             Share               Share--Sandwich Bancorp
                                  ---------------------------   --------------------------
     Seacoast
     Financial        Exchange      May 31,      October 31,      May 31,      October 31,
   Trading Price        Ratio         1998           1997           1998          1997
------------------   ----------   -----------   -------------   -----------   ------------
 $11 .............      5.8182     $  10.28       $  10.14       $  59.81       $  59.00
  12 .............      5.3333        10.62          10.47          56.64          55.84
  13 .............      4.9231        10.93          10.77          53.81          53.02
  14 .............      4.7407        11.07          10.91          52.48          51.72
  15 .............      4.7407        11.07          10.90          52.48          51.67
  16 .............      4.4444        11.31          11.13          50.27          49.47

(8) As each Sandwich Bancorp shareholder is assumed in this table to receive
    6.4 Exchange Shares in exchange for each share of Sandwich Bancorp Common Stock, the pro forma consolidated book value per share has been multiplied by 6.4 to present the pro forma impact on Sandwich Bancorp shareholders of the Merger. If the Exchange Ratio is less than 6.4, the pro forma book value per equivalent share of Sandwich Bancorp would be lower, as set forth in Note 7 above.

        Unaudited Pro Forma Condensed Consolidated Statements of Income



                                     Seven months ended May 31, 1998 (1)           Seven months ended May 31, 1997 (1)
                                    ---------------------------------------   ------------------------------------------
                                    Seacoast      Sandwich     Pro forma       Seacoast     Sandwich        Pro forma
                                    Financial     Bancorp     Consolidated     Financial     Bancorp       Consolidated
                                    ----------   ----------   -------------    ---------    ----------     ------------
                                                    (Dollars in thousands, except per share data)
Interest income ...................  $ 49,990    $   21,466     $ 71,456        $ 45,643    $   20,294     $ 65,937
Interest expense ..................    25,032        11,210      36,242           22,652        10,091      32,743
                                     --------    ----------     --------        --------    ----------     --------
 Net interest income ..............    24,958        10,256      35,214           22,991        10,203      33,194
Provision for loan losses .........       536           294         830              890           351       1,241
                                     --------    ----------     --------        --------    ----------     --------
 Net interest income after
  provision for loan losses .......    24,422         9,962      34,384           22,101         9,852      31,953
Non-interest income ...............     3,773         1,676       5,449            3,108         1,458       4,566
Non-interest expense ..............    15,575         7,394      22,969           14,671         7,035      21,706
                                     --------    ----------     --------        --------    ----------     --------
 Income before income taxes .......    12,620         4,244      16,864           10,538         4,275      14,813
Provision for income taxes ........     4,954         1,311       6,265            4,254         1,630       5,884
                                     --------    ----------     --------        --------    ----------     --------
 Net income .......................  $  7,666    $    2,933     $ 10,599        $  6,284    $    2,645     $ 8,929
                                     ========    ==========     ========        ========    ==========     ========
Basic earnings per share ..........              $     1.49     $   0.34(2)                 $     1.39     $  0.29(2)
                                                 ==========     ========                    ==========     ========
Diluted earnings per share ........              $     1.43     $   0.34(2)                 $     1.33     $  0.29(2)
                                                 ==========     ========                    ==========     ========
Basic earnings per equivalent
 share--Sandwich Bancorp ..........                             $   2.18(3)                                $  1.86(3)
                                                                ========                                   ========


                                      Year ended October 31, 1997(1)                 Year ended October 31, 1996(1)
                                    ---------------------------------------     ---------------------------------------
                                    Seacoast      Sandwich    Pro forma         Seacoast     Sandwich    Pro forma
                                    Financial      Bancorp   Consolidated       Financial     Bancorp    Consolidated
                                    ---------    ----------  ------------       ---------    ----------  ------------
                                                   (Dollars in thousands, except per share data)
Interest income ...................  $ 80,032    $   35,917   $115,949          $ 74,126    $   32,309     $106,435
Interest expense ..................    39,831        18,322     58,153            37,245        15,792       53,037
                                    ---------    ----------   --------         ---------    ----------     -------
 Net interest income ..............    40,201        17,595     57,796            36,881        16,517       53,398
Provision for loan losses .........     1,865           750      2,615             1,166           265        1,431
                                    ---------    ----------   --------         ---------    ----------     --------
 Net interest income after
   provision for loan losses ......    38,336        16,845     55,181            35,715        16,252       51,967
Non-interest income ...............     5,943         2,721      8,664             5,146         2,839        7,985
Non-interest expense ..............    24,810        12,226     37,036            24,158        12,333       36,491
                                    ---------    ----------   --------         ---------    ----------     --------
 Income before income taxes .......    19,469         7,340     26,809            16,703         6,758       23,461
Provision for income taxes ........     7,685         2,480     10,165             6,548         2,621        9,169
                                    ---------    ----------   --------         ---------    ----------     --------
 Net income .......................  $ 11,784    $    4,860   $ 16,644          $ 10,155    $    4,137     $ 14,292
                                    =========    ==========   ========         =========    ==========     ========
Basic earnings per share ..........              $     2.54   $   0.54(2)                   $     2.20     $   0.47(2)
                                                 ==========   ========                      ==========     ========
Diluted earnings per share ........              $     2.45   $   0.54(2)                   $     2.13     $   0.47(2)
                                                 ==========   ========                      ==========     ========
Basic earnings per equivalent
 share--Sandwich Bancorp ..........                           $   3.46(3)                                  $   3.01(3)
                                                              ========                                     ========


                                             (footnotes begin on following page)

                                                                       Year ended October 31, 1995 (1)
                                                                  ------------------------------------------
                                                                    Seacoast      Sandwich       Pro forma
                                                                   Financial       Bancorp      Consolidated
                                                                  -----------   ------------   -------------
                                                                    (In thousands, except per share data)
Interest income ...............................................     $66,472       $ 30,673       $97,145
Interest expense ..............................................      34,539         14,833        49,372
                                                                    -------       --------       -------
 Net interest income ..........................................      31,933         15,840        47,773
Provision (credit) for loan losses ............................        (351)           597           246
                                                                    -------       --------       -------
 Net interest income after
   provision (credit) for loan losses .........................      32,284         15,243        47,527
Non-interest income ...........................................       4,403          2,718         7,121
Non-interest expense ..........................................      24,690         12,356        37,046
                                                                    -------       --------       -------
 Income before income taxes ...................................      11,997          5,605        17,602
Provision for income taxes ....................................       4,511          2,169         6,680
                                                                    -------       --------       -------
 Net income ...................................................     $ 7,486       $  3,436       $10,922
                                                                    =======       ========       =======
Basic earnings per share ......................................                   $   1.87      $   0.36(2)
                                                                                  ========      ==========
Diluted earnings per share ....................................                   $   1.82      $   0.36(2)
                                                                                  ========      ==========
Basic earnings per equivalent share--Sandwich Bancorp .........                                 $   2.30(3)
                                                                                                ==========

------------
(1) Sandwich Bancorp's statements of income included in the pro forma statements of income are for the seven months ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995.

(2) Earnings per share have been computed assuming the issuance of 18,400,000 Conversion Shares (none of which are assumed to be issued to the ESOP) and an Exchange Ratio of 6.4:1 in connection with the Merger. As discussed in
    Note 7 to the Pro Forma Condensed Consolidated Balance Sheets, this ratio will vary based on the Seacoast Financial Trading Price. The following tables indicate the impact on pro forma earnings per share and earnings per equivalent share--Sandwich Bancorp for the seven months ended May 31, 1998 and 1997 and for the years ended October 31, 1997, 1996 and 1995 (basic and diluted) at selected Seacoast Financial Trading Prices. In no event can the Exchange Ratio exceed 6.4:1.



                                                   Pro Forma Earnings Per Share
                 ------------------------------------------------------------------------------------------------
    Seacoast                 Seven Months   Seven Months
    Financial     Exchange       Ended          Ended         Year Ended         Year Ended         Year Ended
  Trading Price     Ratio    May 31, 1998   May 31, 1997   October 31, 1997   October 31, 1996   October 31, 1995
---------------- ---------- -------------- -------------- ------------------ ------------------ -----------------
 $11 ...........    5.8182     $  0.36        $  0.30          $  0.56            $  0.48            $  0.37
  12 ...........    5.3333        0.37           0.31             0.58               0.50               0.38
  13 ...........    4.9231        0.38           0.32             0.60               0.51               0.39
  14 ...........    4.7407        0.38           0.32             0.60               0.52               0.40
  15 ...........    4.7407        0.38           0.32             0.60               0.52               0.40
  16 ...........    4.4444        0.39           0.33             0.62               0.53               0.41


                                       Pro Forma Basic Earnings Per Equivalent Share--Sandwich Bancorp
                            -------------------------------------------------------------------------------------
    Seacoast                 Seven Months   Seven Months
    Financial     Exchange       Ended          Ended         Year Ended         Year Ended         Year Ended
  Trading Price     Ratio    May 31, 1998   May 31, 1997   October 31, 1997   October 31, 1996   October 31, 1995
---------------- ---------- -------------- -------------- ------------------ ------------------ -----------------
 $11 ...........    5.8182     $  2.09        $  1.75          $  3.26            $  2.79            $  2.15
  12 ...........    5.3333        1.97           1.65             3.09               2.67               2.03
  13 ...........    4.9231        1.87           1.58             2.95               2.51               1.92
  14 ...........    4.7407        1.80           1.52             2.84               2.47               1.90
  15 ...........    4.7407        1.80           1.52             2.84               2.47               1.90
  16 ...........    4.4444        1.73           1.47             2.76               2.36               1.82

(3) As each Sandwich Bancorp stockholder is assumed in this table to receive
    6.4 Exchange Shares in exchange for each share of Sandwich Bancorp Common Stock, the pro forma consolidated basic earnings per share has been multiplied by 6.4 to present the pro forma equivalent earnings for Sandwich Bancorp stockholders. If the Exchange Ratio is less than 6.4, the pro forma consolidated basic earnings per equivalent share of Sandwich Bancorp would be lower, as set forth in Note 2 above.


Pro Forma Conversion Data

     The tables on the following pages provide unaudited pro forma data with respect to Seacoast Financial's stockholders' equity, net income and related per share amounts based upon the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range at May 31, 1998 and for the seven months then ended and at October 31, 1997 and for the year then ended. The actual net proceeds from the sale of the Conversion Shares cannot be determined until the Conversion is completed. However, net proceeds are currently estimated to be between $133.0 million and $180.6 million ($207.9 million in the event the Estimated Valuation Range is increased by 15%) based upon the following assumptions: (i) all Conversion Shares will be sold in the Subscription and Community Offerings; (ii) Ryan Beck and McConnell Budd will receive an aggregate fee equal to 1% of the aggregate Purchase Price for sales in the Subscription Offering (excluding the sale of shares to the ESOP and the 625,000 shares assumed purchased by officers, directors, trustees, employees and their immediate families); (iii) total expenses of the Conversion, including the marketing fees paid to Ryan Beck and McConnell Budd, will range from $3.0 million to $3.7 million; and (iv) construction costs for the planned new main office will be $20.0 million. Actual amounts may vary from those estimated.

     Pro forma net income has been calculated for the seven months ended May 31, 1998 and the year ended October 31, 1997 as if the Conversion Shares had been sold on the dates indicated and the net proceeds had been invested at the yield on the one year U.S. Treasury Note in effect at the beginning of the period for each of the periods presented (rates ranged from 5.37% to 5.39%). This yield is believed to reflect the interest rate at which the Conversion proceeds will be initially invested. The effect of withdrawals from deposit accounts at Compass for the purchase of Conversion Shares in the Offerings has not been reflected. A combined effective federal and state income tax rate of 40% has been assumed for pro forma adjustments in all periods. Pro forma earnings per share amounts have been calculated by dividing pro forma amounts by the number of outstanding shares of Seacoast Financial Common Stock less ESOP shares which have not been committed to be released.

     Pro forma unaudited consolidated stockholders' equity of Seacoast Financial have been calculated in the same manner and based upon the same assumptions as set forth with respect to the preceding pro forma unaudited presentations. Pro forma stockholders' equity per share has been calculated by dividing pro forma amounts by the number of outstanding shares of Seacoast Financial Common Stock.

     The following pro forma unaudited information is based, in part, on historical information related to Seacoast Financial and Sandwich Bancorp and on assumptions as to future events. For these and other reasons, the pro forma unaudited financial data may not be representative of the financial effects of the Conversion and the Merger at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of Seacoast Financial computed in accordance with GAAP.

     The following table gives effect to the issuance of the Exchange Shares in the Merger and certain non-recurring expenses expected to be incurred as a result of the Merger. For information related to the seven-month period ended May 31, 1998 and for the year ended October 31, 1997, the table assumes the issuance of 12,537,392 and 12,393,048 Exchange Shares, based upon the number of shares of Sandwich Bancorp Common Stock and Sandwich Options outstanding at the beginning of each period, respectively. For information related to May 31, 1998 and October 31, 1997, the table assumes the issuance of 12,686,225 and 12,537,392 Exchange Shares, based upon the number of shares of Sandwich Bancorp Common Stock and Sandwich Options outstanding on such dates, respectively. The pro forma stockholders' equity is not intended to represent the fair market value of the Seacoast Financial Common Stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation of Seacoast Financial.

                                                                At or for the seven months ended May 31, 1998
                                                        -------------------------------------------------------------
                                                                                                          21,160,000
                                                          13,600,000      16,000,000       18,400,000     shares sold
                                                         shares sold      shares sold     shares sold      at $10.00
                                                          at $10.00        at $10.00       at $10.00       per share
                                                          per share        per share       per share      (15% above
                                                         (minimum of     (midpoint of     (maximum of     maximum of
                                                          Estimated        Estimated       Estimated       Estimated
                                                          Valuation        Valuation       Valuation       Valuation
                                                            Range)          Range)           Range)         Range)
                                                        -------------   --------------   -------------   ------------
                                                                 (Dollars in thousands, except per share data)
Gross proceeds ......................................     $ 136,000       $ 160,000        $ 184,000      $ 211,600
Less: estimated Offering expenses ...................        (2,957)         (3,178)          (3,398)        (3,652)
                                                          ---------       ---------        ---------      ---------
 Estimated net proceeds .............................       133,043         156,822          180,602        207,948
Less: Non-recurring Merger expenses .................        (5,000)         (5,000)          (5,000)        (5,000)
Less: Shares purchased by the ESOP (1) ..............       (10,880)        (12,800)         (14,720)       (16,928)
Less: Construction of new main office ...............       (20,000)        (20,000)         (20,000)       (20,000)
                                                          ---------       ---------        ---------      ---------
 Estimated net investable proceeds ..................     $  97,163       $ 119,022        $ 140,882      $ 166,020
                                                          =========       =========        =========      =========
Net income:
 Historical combined ................................     $  10,599       $  10,599        $  10,599      $  10,599
 Pro forma income on estimated net
   investable proceeds ..............................         1,826           2,237            2,648          3,120
 Pro forma ESOP adjustment (1) ......................          (190)           (224)            (258)          (296)
                                                          ---------       ---------        ---------      ---------
   Pro forma net income .............................     $  12,235       $  12,612        $  12,989      $  13,423
                                                          =========       =========        =========      =========
Net income per share (4):
 Historical combined ................................     $    0.43        $   0.39         $   0.36       $   0.33
 Pro forma income on estimated net
   investable proceeds ..............................          0.07            0.08             0.09           0.10
 Pro forma ESOP adjustment (1) ......................         (0.01)          (0.01)           (0.01)         (0.01)
                                                          ---------       ---------        ---------      ---------
   Pro forma net income per share ...................     $    0.49        $   0.46         $   0.44       $   0.42
                                                          =========       =========        =========      =========
Stockholders' equity (2):
 Historical combined ................................     $ 151,066       $ 151,066        $ 151,066      $ 151,066
 Estimated net proceeds .............................       133,043         156,822          180,602        207,948
 Less: Seacoast Financial Common Stock
   acquired by the ESOP .............................       (10,880)        (12,800)         (14,720)       (16,928)
 Less: Non-recurring Merger expenses,
   net of taxes .....................................        (4,000)         (4,000)          (4,000)        (4,000)
 Less: Shares of Sandwich Bancorp Common
   Stock owned by Seacoast Financial ................        (5,158)         (5,158)          (5,158)        (5,158)
                                                          ---------       ---------        ---------      ---------
   Pro forma stockholders' equity. ..................     $ 264,071       $ 285,930        $ 307,790      $ 332,928
                                                          =========       =========        =========      =========
Stockholders' equity per share (3 and 4):
 Historical combined ................................     $    5.75        $   5.27         $   4.86       $   4.46
 Net proceeds .......................................          5.06            5.47             5.81           6.15
 Less: Seacoast Financial Common Stock
   acquired by the ESOP .............................         (0.41)          (0.45)           (0.47)         (0.50)
 Less: Non-recurring Merger expenses,
   net of taxes .....................................         (0.15)          (0.14)           (0.13)         (0.12)
 Less: Shares of Sandwich Bancorp Common
   Stock owned by Seacoast Financial ................         (0.20)          (0.18)           (0.17)         (0.15)
                                                          ---------       ---------        ---------      ---------
   Pro forma stockholders' equity per share .........     $   10.05        $   9.97         $   9.90       $   9.84
                                                          =========       =========        =========      =========
Purchase price as a percentage of pro forma
 stockholders' equity per share .....................         99.50%         100.30%          101.01%        101.63%
                                                          =========       =========        =========      =========
Purchase price as a multiple of pro forma net
 income per share--annualized .......................         11.90x         12.66x           13.33x         13.89x
                                                          =========       =========        =========      =========

                                             (footnotes begin on following page)

------------
(1) It is assumed that 8% of the Conversion Shares issued in the Conversion will be purchased by the ESOP. The funds used to acquire such shares are assumed to have been borrowed by the ESOP from Seacoast Financial. The amount to be borrowed is reflected as a reduction of stockholders' equity. Pro forma net income assumes that the ESOP shares are released over a twenty-year period at an average fair value of $10.00 per share. Only ESOP shares committed to be released (7/12 of 1/20 for the seven month period) were considered outstanding for purposes of the net income per share calculation.

(2) The retained earnings of Seacoast Financial will continue to be restricted after the Conversion. See "Seacoast Financial's Dividend Policy," "Description of Capital Stock of Seacoast Financial--Seacoast Financial Common Stock--Liquidation or Dissolution," "Regulation of Seacoast Financial and Compass--Massachusetts Bank Regulation" and "The Conversion and the Merger--Effects of the Conversion and the Merger--Liquidation Rights."

(3) Stockholders' equity per share data is based on a total of 26,286,225, 28,686,225, 31,086,225 and 33,846,225 shares outstanding representing shares sold in the Conversion and Exchange Shares issued in the Merger.

(4) All per share data has been computed assuming an exchange ratio in connection with the Merger of 6.4:1. This ratio assumes that the Seacoast Financial Trading Price used for calculating the Exchange Ratio is $10 or less. In no event can the Exchange Ratio exceed 6.4:1. In the event that the Seacoast Trading Price is greater than $10, the Exchange Ratio will be reduced. The following tables reflect pro forma per share data based on selected higher trading prices of Seacoast Financial Common Stock:



                                                                   Net Income Per Share
                                                 ---------------------------------------------------------
                                                                                                15% Above
     Seacoast                       Exchange      Minimum of     Midpoint of     Maximum of     Maximum of
     Financial        Exchange       Shares        Valuation      Valuation       Valuation     Valuation
   Trading Price        Ratio        Issued          Range          Range           Range         Range
------------------   ----------   ------------   ------------   -------------   ------------   -----------
 $10 .............      6.4000    12,537,392       $  0.49         $  0.46        $  0.44        $  0.42
  11 .............      5.8182    11,397,630          0.51            0.48           0.46           0.43
  12 .............      5.3333    10,447,827          0.53            0.50           0.47           0.45
  13 .............      4.9231     9,644,148          0.55            0.52           0.49           0.46
  14 .............      4.7407     9,293,660          0.56            0.52           0.49           0.47
  15 .............      4.7407     9,305,872          0.56            0.52           0.49           0.47
  16 .............      4.4444     8,724,193          0.58            0.54           0.51           0.48


                                                               Stockholders' Equity Per Share
                                                 ----------------------------------------------------------
                                                                                                 15% Above
     Seacoast                       Exchange      Minimum of       Midpoint       Maximum of     Maximum of
     Financial        Exchange       Shares        Valuation     of Valuation      Valuation     Valuation
   Trading Price        Ratio        Issued          Range           Range           Range         Range
------------------   ----------   ------------   ------------   --------------   ------------   -----------
 $10 .............      6.4000    12,686,225       $  10.05        $  9.97         $  9.90        $  9.84
  11 .............      5.8182    11,532,932          10.51          10.39           10.28          10.18
  12 .............      5.3333    10,571,854          10.92          10.76           10.62          10.49
  13 .............      4.9231     9,758,635          11.31          11.10           10.93          10.77
  14 .............      4.7407     9,399,909          11.48          11.26           11.07          10.89
  15 .............      4.7407     9,404,923          11.48          11.25           11.07          10.89
  16 .............      4.4444     8,817,053          11.78          11.52           11.31          11.11

                                                          Purchase Price as a Percentage of
                                                      Pro Forma Stockholders' Equity Per Share
                                              ---------------------------------------------------------
                                                                                             15% Above
    Seacoast                     Exchange      Minimum of     Midpoint of     Maximum of     Maximum of
   Financial       Exchange       Shares        Valuation      Valuation       Valuation     Valuation
 Trading Price       Ratio        Issued          Range          Range           Range         Range
---------------   ----------   ------------   ------------   -------------   ------------   -----------
 $10 ..........      6.4000    12,686,225         99.50%         100.30%         101.01%       101.63%
  11 ..........      5.8182    11,532,932         95.15           96.25           97.28         98.23
  12 ..........      5.3333    10,571,854         91.58           92.94           94.16         95.33
  13 ..........      4.9231     9,758,635         88.42           90.09           91.49         92.85
  14 ..........      4.7407     9,399,909         87.11           88.81           90.33         91.83
  15 ..........      4.7407     9,404,923         87.11           88.89           90.33         91.83
  16 ..........      4.4444     8,817,053         84.89           86.81           88.42         90.01


                                                           Purchase Price as a Multiple of
                                                     Pro Forma Net Income Per Share--Annualized
                                              ---------------------------------------------------------
                                                                                             15% Above
    Seacoast                     Exchange      Minimum of     Midpoint of     Maximum of     Maximum of
   Financial       Exchange       Shares        Valuation      Valuation       Valuation     Valuation
 Trading Price       Ratio        Issued          Range          Range           Range         Range
---------------   ----------   ------------   ------------   -------------   ------------   -----------
 $10 ..........      6.4000    12,537,392         11.90x          12.66x         13.33x         13.89x
  11 ..........      5.8182    11,397,630         11.44           12.05          12.82          13.51
  12 ..........      5.3333    10,447,827         11.01           11.63          12.35          12.99
  13 ..........      4.9231     9,644,148         10.61           11.24          11.90          12.66
  14 ..........      4.7407     9,293,660         10.42           11.11          11.76          12.50
  15 ..........      4.7407     9,305,872         10.42           11.11          11.76          12.50
  16 ..........      4.4444     8,724,193         10.06           10.87          11.49          12.35

                                                                At or for the year ended October 31, 1997
                                                         -------------------------------------------------------
                                                                                                     21,160,000
                                                           13,600,000    16,000,000     18,400,000   shares sold
                                                          shares sold    shares sold   shares sold    at $10.00
                                                           at $10.00      at $10.00     at $10.00     per share
                                                           per share      per share     per share    (15% above
                                                          (minimum of   (midpoint of   (maximum of   maximum of
                                                           Estimated      Estimated     Estimated     Estimated
                                                           Valuation      Valuation     Valuation     Valuation
                                                             Range)        Range)         Range)       Range)
                                                         ------------- -------------- ------------- ------------
                                                              (Dollars in thousands, except per share data)
Gross proceeds .........................................   $ 136,000     $ 160,000      $ 184,000    $ 211,600
Less: estimated Offering expenses ......................      (2,957)       (3,178)        (3,398)      (3,652)
                                                           ---------     ---------      ---------    ---------
 Estimated net proceeds ................................     133,043       156,822        180,602      207,948
Less: Non-recurring Merger expenses ....................      (5,000)       (5,000)        (5,000)      (5,000)
Less: Shares purchased by the ESOP (1) .................     (10,880)      (12,800)       (14,720)     (16,928)
Less: Construction of new main office ..................     (20,000)      (20,000)       (20,000)     (20,000)
                                                           ---------     ---------      ---------    ---------
 Estimated net investable proceeds .....................   $  97,163     $ 119,022      $ 140,882    $ 166,020
                                                           =========     =========      =========    =========
Net income:
 Historical combined ...................................   $  16,644     $  16,644      $  16,644    $  16,644
 Pro forma income on estimated net investable
   proceeds ............................................       3,142         3,849          4,556        5,369
 Pro forma ESOP adjustment (1) .........................        (326)         (384)          (442)        (508)
                                                           ---------     ---------      ---------    ---------
   Pro forma net income ................................   $  19,460     $  20,109      $  20,758    $  21,505
                                                           =========     =========      =========    =========
Net income per share (4):
 Historical combined ...................................   $   0.67      $   0.61       $   0.57     $   0.52
 Pro forma income on estimated net investable
   proceeds ............................................       0.12          0.14           0.16         0.17
 Pro forma ESOP adjustment (1) .........................      (0.01)        (0.01)         (0.02)       (0.02)
                                                           ---------     ---------      ---------    ---------
   Pro forma net income per share ......................   $   0.78      $   0.74       $   0.71     $   0.67
                                                           =========     =========      =========    =========
Stockholders' equity (2):
 Historical combined ...................................   $ 140,155     $ 140,155      $ 140,155    $ 140,155
 Estimated net proceeds ................................     133,043       156,822        180,602      207,948
 Less: Seacoast Financial Common Stock acquired
   by the ESOP .........................................     (10,880)      (12,800)       (14,720)     (16,928)
 Less: Non-recurring Merger expenses, net of taxes .....      (4,000)       (4,000)        (4,000)      (4,000)
 Add: Change in unrealized gain on securities
   available for sale, net of taxes ....................         119           119            119          119
 Less: Shares of Sandwich Bancorp Common Stock
   owned by Seacoast Financial .........................        (142)         (142)          (142)        (142)
                                                           ---------     ---------      ---------    ---------
 Pro forma stockholders' equity ........................   $ 258,295     $ 280,154      $ 302,014    $ 327,152
                                                           =========     =========      =========    =========
Stockholders' equity per share (3 and 4):
 Historical combined ...................................   $    5.36      $   4.91       $   4.53     $   4.16
 Net proceeds ..........................................        5.09          5.50           5.84         6.17
 Less: Seacoast Financial Common Stock acquired
   by the ESOP .........................................       (0.42)        (0.45)         (0.48)       (0.50)
 Less: Non-recurring Merger expenses, net of taxes .....       (0.15)        (0.14)         (0.13)       (0.12)
 Add: Change in unrealized gain on securities
   available for sale net of taxes .....................          --            --             --           --
 Less: Shares of Sandwich Bancorp Common Stock
   owned by Seacoast Financial .........................          --            --             --           --
                                                           ---------     ---------      ---------    ---------
 Pro forma stockholders' equity per share ..............   $    9.88     $    9.82      $    9.76    $    9.71
                                                           =========     =========      =========    =========
Purchase price as a percentage of pro forma
 stockholders' equity per share ........................      101.21%       101.83%        102.46%      102.99%
                                                           =========     =========      =========    =========
Purchase price as a multiple of pro forma
 net income per share ..................................       12.82x        13.51x         14.08x       14.93x
                                                           =========     =========      =========    =========

                                             (footnotes begin on following page)

------------
(1) It is assumed that 8% of the Conversion Shares issued in the Conversion will be purchased by the ESOP. The funds used to acquire such shares are assumed to have been borrowed by the ESOP from Seacoast Financial. The amount to be borrowed is reflected as a borrowing and as a reduction of stockholders' equity. Pro forma net income assumes that the ESOP shares are released over a twenty-year period at an average fair value of $10.00 per share. Only ESOP shares committed to be released (1/20 for the annual period) were considered outstanding for purposes of the net income per share calculation.

(2) The retained earnings of Seacoast Financial will continue to be restricted after the Conversion. See "Seacoast Financial's Dividend Policy," "Description of Capital Stock of Seacoast Financial--Seacoast Financial Common Stock--Liquidation or Dissolution, "Regulation of Seacoast Financial and Compass--Massachusetts Bank Regulation" and "The Conversion and the Merger--Effects of the Conversion and the Merger--Liquidation Rights."

(3) Stockholders' equity per share data is based on a total of 26,137,392, 28,537,392, 30,937,392 and 33,697,392 shares outstanding representing shares sold in the Conversion and issued in the Merger.

(4) All per share data has been computed assuming an exchange ratio in connection with the Merger of 6.4:1, the maximum ratio which could occur. This exchange ratio assumes that the Seacoast Financial Trading Price is $10 or less. In the event the Seacoast Financial Common Stock in such period trades at prices greater than $10, the Exchange Ratio will be reduced. The following table reflects pro forma per share data based on selected higher trading prices of Seacoast Financial Common Stock:



                                                                 Net Income Per Share
                                        ----------------------------------------------------------------------
    Seacoast                 Exchange                                                             15% Above
   Financial     Exchange     Shares        Minimum of       Midpoint of        Maximum of       Maximum of
 Trading Price     Ratio      Issued     Valuation Range   Valuation Range   Valuation Range   Valuation Range
--------------- ---------- ------------ ----------------- ----------------- ----------------- ----------------
 $10 ..........    6.4000   12,393,048       $  0.78           $  0.74           $  0.71          $  0.67
  11 ..........    5.8182   11,266,408          0.82              0.77              0.73             0.70
  12 ..........    5.3333   10,327,540          0.85              0.80              0.76             0.72
  13 ..........    4.9231    9,533,114          0.88              0.83              0.78             0.74
  14 ..........    4.7407    9,185,344          0.89              0.84              0.79             0.75
  15 ..........    4.7407    9,195,043          0.89              0.84              0.79             0.75
  16 ..........    4.4444    8,620,291          0.92              0.86              0.81             0.76


                                                            Stockholders' Equity Per Share
                                        ----------------------------------------------------------------------
    Seacoast                 Exchange                                                             15% Above
   Financial     Exchange     Shares        Minimum of       Midpoint of        Maximum of       Maximum of
 Trading Price     Ratio      Issued     Valuation Range   Valuation Range   Valuation Range   Valuation Range
--------------- ---------- ------------ ----------------- ----------------- ----------------- ----------------
 $10 ..........    6.4000   12,537,392       $  9.88           $  9.82           $  9.76          $  9.71
  11 ..........    5.8182   11,397,630         10.33             10.23             10.14            10.05
  12 ..........    5.3333   10,447,827         10.74             10.59             10.47            10.35
  13 ..........    4.9231    9,644,148         11.11             10.92             10.77            10.62
  14 ..........    4.7407    9,293,660         11.28             11.08             10.91            10.74
  15 ..........    4.7407    9,305,872         11.28             11.07             10.90            10.74
  16 ..........    4.4444    8,724,193         11.57             11.33             11.13            10.95

                                                          Purchase Price as a Percentage of
                                                       Pro Forma Stockholders' Equity Per Share
                                        ----------------------------------------------------------------------
    Seacoast                 Exchange                                                             15% Above
   Financial     Exchange     Shares        Minimum of       Midpoint of        Maximum of       Maximum of
 Trading Price     Ratio      Issued     Valuation Range   Valuation Range   Valuation Range   Valuation Range
--------------- ---------- ------------ ----------------- ----------------- ----------------- ----------------
 $10 ..........    6.4000   12,537,392        101.21%           101.83%           102.46%           102.99%
  11 ..........    5.8182   11,397,630         96.81             97.75             98.62             99.50
  12 ..........    5.3333   10,447,827         93.11             94.43             95.51             96.62
  13 ..........    4.9231    9,644,148         90.01             91.58             92.85             94.16
  14 ..........    4.7407    9,293,660         88.65             90.25             91.66             93.11
  15 ..........    4.7407    9,305,872         88.65             90.33             91.74             93.11
  16 ..........    4.4444    8,724,193         86.43             88.26             89.85             91.32


                                                           Purchase Price as a Multiple of
                                                            Pro Forma Net Income Per Share
                                        ----------------------------------------------------------------------
    Seacoast                 Exchange                                                             15% Above
   Financial     Exchange     Shares        Minimum of       Midpoint of        Maximum of       Maximum of
 Trading Price     Ratio      Issued     Valuation Range   Valuation Range   Valuation Range   Valuation Range
--------------- ---------- ------------ ----------------- ----------------- ----------------- ----------------
 $10 ..........    6.4000   12,393,048         12.8x             13.5x             14.1x             14.9x
  11 ..........    5.8182   11,266,408         12.2              13.0              13.7              14.3
  12 ..........    5.3333   10,327,540         11.8              12.5              13.2              13.9
  13 ..........    4.9231    9,533,114         11.4              12.1              12.8              13.5
  14 ..........    4.7407    9,185,344         11.2              11.9              12.7              13.3
  15 ..........    4.7407    9,195,043         11.2              11.9              12.7              13.3
  16 ..........    4.4444    8,620,291         10.9              11.6              12.4              13.2

Pro Forma Outstanding Seacoast Financial Common Stock

     The following table sets forth, for the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, the total number of Conversion Shares to be issued, and, for various possible Exchange Ratios, (i) the total number of Exchange Shares to be issued (taking into consideration both the outstanding Sandwich Bancorp Common Stock and the outstanding Sandwich Bancorp Options as of June 30, 1998) and (ii) the total Seacoast Common Stock outstanding following consummation of both the Conversion and the Merger.



                                                    Total Outstanding Seacoast Financial Common Stock
                                                         following Conversion and Merger based on
                                        --------------------------------------------------------------------------
                                                                                                     21,160,000
                                            13,600,000         16,000,000         18,400,000         Conversion
                                            Conversion         Conversion         Conversion       Shares Issued
                                           Shares Issued      Shares Issued      Shares Issued       (15% above
    Seacoast                 Exchange       (Minimum of        (Minimum of        (Maximum of        Maximum of
   Financial     Exchange     Shares         Estimated          Estimated          Estimated         Estimated
 Trading Price     Ratio      Issued     Valuation Range)   Valuation Range)   Valuation Range)   Valuation Range)
--------------- ---------- ------------ ------------------ ------------------ ------------------ -----------------
 $10 ..........    6.4000   12,686,225     26,286,225         28,686,225         31,086,225         33,846,225
  11 ..........    5.8182   11,532,932     25,132,932         27,532,932         29,932,932         32,692,932
  12 ..........    5.3333   10,571,854     24,171,854         26,571,854         28,971,854         31,731,854
  13 ..........    4.9231    9,758,635     23,358,635         25,758,635         28,158,635         30,918,635
  14 ..........    4.7407    9,399,909     22,999,909         25,399,909         27,799,909         30,559,909
  15 ..........    4.7407    9,404,923     23,004,923         25,404,923         27,804,923         30,564,923
  16 ..........    4.4444    8,817,053     22,417,053         24,817,053         27,217,053         29,977,053

                         REGULATORY CAPITAL COMPLIANCE

     At May 31, 1998, Compass and Sandwich Bank each exceeded all of their regulatory capital requirements. The following table sets forth the approximate pro forma regulatory capital of Seacoast Financial and Compass after giving effect to the Conversion, the Merger and the Bank Merger, based upon the banks' respective regulatory capital at that date and the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Compass of 50% of the estimated net Conversion proceeds. The pro forma risk-based capital amounts assume the investment of the estimated net proceeds received, exclusive of $20.0 million to be used by Compass in the construction of a new main office building, in U.S. Treasury Notes which have a risk-weight of 0% under applicable regulations as if such net proceeds had been received and so applied at May 31, 1998. The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to the FDIC's capital requirements for Compass. On a pro forma basis after the Conversion and the consummation of the Merger, Seacoast Financial's and Compass's pro forma regulatory capital will exceed these requirements. See "Regulation of Seacoast Financial and Compass--Holding Company Regulation."



                                     Pro Forma Combined for Seacoast Financial and Compass at May 31, 1998 based on
                           --------------------------------------------------------------------------------------------------
                                  13,600,000               16,000,000               18,400,000              21,160,000
                              Conversion Shares        Conversion Shares        Conversion Shares        Conversion Shares
                                sold at $10.00           sold at $10.00           sold at $10.00          sold at $10.00
                                  per share                per share                per share                per share
                           ------------------------ ------------------------ ------------------------ -----------------------
                                        Percent of               Percent of               Percent of               Percent of
                              Amount    assets (1)     Amount    assets (1)     Amount    assets (1)     Amount    assets (1)
                           ----------- ------------ ----------- ------------ ----------- ------------ ----------- -----------
                                                           (Dollars in thousands)
Seacoast Financial
Tier 1 leverage:
 Actual .................. $259,750        13.82%   $281,609        14.65%   $303,469        15.44%   $328,607        16.31%
 Requirement .............   70,367         4.00      71,241         4.00      72,115         4.00      73,121         4.00
 Excess ..................  189,383         9.82     210,368        10.65     231,354        11.44     255,486        12.31
Tier 1 risk-based capital:
 Actual ..................  259,750        23.04     281,609        24.97     303,469        26.91     328,607        29.14
 Requirement .............   45,105         4.00      45,105         4.00      45,105         4.00      45,105         4.00
 Excess ..................  214,645        19.04     236,504        20.97     258,364        22.91     283,502        25.14
Total risk-based capital:
 Actual ..................  273,853        24.29     295,712        26.22     317,572        28.16     342,710        30.39
 Requirement .............   90,209         8.00      90,209         8.00      90,209         8.00      90,209         8.00
 Excess ..................  183,644        16.29     205,503        18.22     227,363        20.16     252,501        22.39
Compass
Tier 1 leverage:
 Actual ..................  199,597        11.49     211,487        12.10     223,376        12.69     237,049        13.36
 Requirement .............   69,462         4.00      69,938         4.00      70,413         4.00      70,960         4.00
 Excess ..................  130,135         7.49     141,549         8.10     152,963         8.69     166,089         9.36
Tier 1 risk-based capital:
 Actual ..................  199,597        17.76     211,487        18.82     223,376        19.87     237,049        21.09
 Requirement .............   44,957         4.00      44,957         4.00      44,957         4.00      44,957         4.00
 Excess ..................  154,640        13.76     166,530        14.82     178,419        15.87     192,092        17.09
Total risk-based capital:
 Actual ..................  213,653        19.01     225,543        20.07     237,433        21.13     251,106        22.34
 Requirement .............   89,914         8.00      89,914         8.00      89,914         8.00      89,914         8.00
 Excess ..................  123,739        11.01     135,629        12.07     147,519        13.13     161,192        14.34

------------
(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

                                CAPITALIZATION

     The following table presents the actual capitalization of Seacoast Financial and Sandwich Bancorp at May 31, 1998 and June 30, 1998, respectively, and the approximate pro forma consolidated capitalization of Seacoast Financial after giving effect to the Conversion and the Merger, based upon the companies' respective capitalization at those dates, the sale of the number of shares indicated in the table and the other assumptions set forth under "Pro Forma Data--Pro Forma Conversion Data."


                                                                                  Seacoast Financial pro forma based upon
                                                                             the sale of Conversion Shares at $10.00 per share
                                                                           --------------------------------------------------------
                                                                                                                        21,160,000
                                                                           13,600,000     16,000,000     18,400,000       shares
                                                                             shares         shares         shares       (15% above
                                                                            (minimum       (midpoint      (maximum       maximum
                                                              Seacoast       of the         of the         of the         of the
                                     Seacoast    Sandwich    Financial      estimated      estimated      estimated     estimated
                                    Financial     Bancorp     combined      valuation      valuation      valuation     valuation
                                    Historical  Historical   Historical      range)         range)         range)       range) (1)
                                    ----------  ----------  -----------    ----------     ----------     ----------     -----------
                                                                           (In thousands)
Deposits (2) ...................... $  982,351   $444,750   $1,427,101     $1,427,101     $1,427,101     $1,427,101     $1,427,101
Borrowed funds and capital
 lease obligations ................     77,074     35,322      112,396        112,396        112,396        112,396        112,396
                                    ----------   --------   ----------     ----------     ----------     ----------     ----------
 Total deposits and
   borrowed funds ................. $1,059,425   $480,072   $1,539,497     $1,539,497     $1,539,497     $1,539,497     $1,539,497
                                    ==========   ========   ==========     ==========     ==========     ==========     ==========
Stockholders' equity:
 Preferred Stock,
   $.01 par value,
   10,000,000 shares
   authorized; none to be
   issued ......................... $       --    $    --    $      --      $      --      $      --      $      --      $      --
                                    ----------   --------   ----------     ----------     ----------     ----------     ----------
 Common Stock,
   $.01 par value,
   100,000,000 shares
   authorized (3) .................         --      2,043        2,043          2,629          2,869          3,109          3,385
 Additional paid-in
   capital (3) ....................         --     21,540       21,540        149,674        173,213        196,753        223,823
 Retained earnings (4)(5) .........    104,193     20,811      125,004        121,004        121,004        121,004        121,004
 Less:
 Unearned compensation--
   ESOP (6) .......................         --         --           --        (10,880)       (12,800)       (14,720)       (16,928)
 Net unrealized gain on
   securities available for
   sale, net of taxes .............      2,317        162        2,479          1,644          1,644          1,644          1,644
                                    ----------   --------   ----------     ----------     ----------     ----------     ----------
 Total stockholders' equity         $  106,510    $44,556    $ 151,066      $ 264,071      $ 285,930      $ 307,790      $ 332,928
                                    ==========   ========   ==========     ==========     ==========     ==========     ==========
Total stockholders' equity
 as a % of total assets ...........       9.05%      8.39%        8.85%          14.5%          15.5%          16.5%          17.6%
                                    ==========   ========   ==========     ==========     ==========     ==========     ==========

------------
(1) As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the Estimated Valuation Range of up to 15% as a result of regulatory considerations or changes in market or general financial and economic conditions following the commencement of the Subscription Offerings in Compass.

(2) Does not reflect withdrawals from deposit accounts in Compass for the purchase of Seacoast Financial Common Stock in the Conversion. Such withdrawals would reduce pro forma deposits by the amount of such withdrawals.

(3) Reflects the issuance of 12,686,225 Exchange Shares in the Merger and the sale of a number of Conversion Shares as noted in the headings above. See "The Conversion and the Merger--Description of the Conversion--Stock Pricing and Number of Conversion Shares to be Issued" and "--Description of the Merger and the Exchange Ratio."

(4) The retained earnings of Compass will be restricted at the time of the Conversion. See "Description of Capital Stock of Seacoast
    Financial--Seacoast Financial Common Stock--Liquidation or Dissolution."

(5) Pro forma stockholders' equity includes the effects of estimated non-recurring expenses of approximately $4.0 million net of tax benefit. Since the expenses are non-recurring, they have not been reflected in the pro forma condensed consolidated statements of income and related per share amounts. See Note 5 to the Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheets.

(6) It is assumed that 8% of the Conversion Shares issued in the Conversion will be purchased by the ESOP. The funds used to acquire such shares are assumed to have been borrowed by the ESOP from Seacoast Financial. The amount to be borrowed is reflected as a reduction of stockholders' equity.

                         USE OF PROCEEDS OF CONVERSION

     Although the actual net proceeds from the sale of the Conversion Shares cannot be determined until the Conversion is completed, it is presently anticipated that such proceeds will be between $133.0 million and $180.6 million ($207.9 million if the Estimated Valuation Range is increased by 15%). See "Pro Forma Data" and "The Conversion and the Merger--Stock Pricing and the Number of Shares to be Offered in the Conversion" for a description and discussion of the assumptions used to arrive at such amounts. Seacoast Financial will be unable to utilize any of the net proceeds of the Conversion until the consummation of the Conversion.

     Seacoast Financial will contribute at least 50% of the net proceeds of the Conversion to Compass, or $66.5 million to $90.3 million at the minimum and maximum, respectively, of the Estimated Valuation Range. Compass intends to add such funds to its general funds, to be used for general corporate purposes, including investments in short- and medium-term, investment-grade debt securities, including U.S. Government and Agency securities, corporate bonds and mortgage-backed securities. Depending on market conditions, Compass also intends to use the funds to increase its loan originations and may use funds to open new branches. Compass also intends to use approximately $20.0 million of the funds for the construction of a new main office.

     Net proceeds retained by Seacoast Financial will be used to fund the loan to Compass's ESOP to acquire up to 8% of the Conversion Shares issued in the Offerings. Seacoast Financial intends to invest any remaining net proceeds retained by it in short- and medium-term, investment-grade debt securities, including U.S. Government and Agency securities, corporate bonds and mortgage-backed securities. Seacoast Financial may also use a portion of the net proceeds it retains to pay dividends on its issued and outstanding capital stock. See "Seacoast Financial's Dividend Policy."

     Seacoast Financial and Compass may also use the funds to expand operations through acquisitions of other banks or branch offices of other banks or acquisitions of other financial services companies, such as insurance agencies. However, neither Seacoast Financial nor Compass has any current arrangements, understandings or agreements regarding any such transactions, other than the Merger (for which neither will use any of the Conversion proceeds because the Merger is structured as a stock-for-stock exchange).

     To the extent that the stock-based benefit programs which Seacoast Financial or Compass may adopt subsequent to the Conversion are not funded with authorized but unissued Seacoast Financial Common Stock, Seacoast Financial or Compass may use net proceeds from the Conversion to fund the purchase of Seacoast Financial Common Stock to be awarded under such stock benefit programs, if any. See "Management of Seacoast Financial and Compass--Compensation of Officers and Directors through Benefit Plans--Stock Option Plan" and "--Stock Plan."

     Finally, although it has no current intention to do so, Seacoast Financial may in the future decide to repurchase shares of its issued and outstanding capital stock, to the extent that such repurchases are consistent with the preservation of pooling-of-interests accounting treatment under GAAP of the Merger and of possible future acquisitions, if any. Any such stock repurchase program would be based upon facts and circumstances at the time of adoption of such a program, including but not limited to: (i) market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in such alternatives, the ability to increase the book value and/or earnings per share of the remaining outstanding shares and the opportunity to improve Seacoast Financial's return on equity; (ii) the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund stock plans; and (iii) any other circumstances in which repurchases would be in the best interests of Seacoast Financial and its stockholders.

     In order to preserve pooling-of-interests accounting treatment under GAAP of the Merger, Seacoast Financial's ability to repurchase shares of its common stock may be limited during the two-year period following consummation of the Merger. Moreover, in the event Seacoast Financial determines to repurchase stock, such repurchases will be made at market prices which may be in excess of the Purchase Price in the Offering. Any stock repurchases will be subject to the determination of the Board of Directors that both Seacoast Financial and Compass will be capitalized in excess of all applicable regulatory requirements after any such repurchases and that such capital will be adequate, taking into account, among other things, the level of non-performing and other risk assets, Seacoast Financial's and Compass's current and projected results of operations and asset/liability structure, the economic environment, tax and other considerations. The repurchase of stock or payment of dividends, however, would be prohibited if Compass's net worth would be reduced below the amount required for the liquidation account to be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. See "The Conversion and the Merger--Effects of the Conversion and the Merger--Liquidation Rights."


                     SEACOAST FINANCIAL'S DIVIDEND POLICY

     Upon completion of the Conversion, the Board of Directors of Seacoast Financial will have the authority to declare dividends on the Seacoast Financial Common Stock, subject to statutory and regulatory requirements. Although no decision has been made whether to pay dividends, Seacoast Financial will consider a policy of paying quarterly cash dividends on the Seacoast Financial Common Stock, with the first such dividend to be declared and paid no sooner than the first full quarter following consummation of the Conversion and the Merger. There can be no assurance that dividends will be paid or, if paid, what the amounts of dividends will be, or whether such dividends, once paid, will continue to be paid. Declaration of dividends by the Board of Directors will be dependent upon a number of factors, including capital requirements, regulatory limitations, Seacoast Financial's operating results and financial condition and general economic conditions.

     The source of funds for the payment of any dividends by Seacoast Financial will depend, in part, upon dividends paid from Compass to Seacoast Financial, in addition to the net Conversion proceeds retained by Seacoast Financial and earnings thereon. Compass's ability to pay cash dividends is subject to various federal and state restrictions. Under FDIC regulations, Compass would be prohibited from paying dividends if, among other things, Compass was not in compliance with applicable regulatory capital requirements. Under Massachusetts law, a stock-form savings bank may pay dividends only out of its net profits and only to the extent such payments do not impair its capital and surplus accounts. Provided that Compass can meet these requirements, Massachusetts law permits net profits of a bank to be distributed as a dividend so long as, after such a distribution, either (i) the capital and surplus accounts of the bank equal at least 10% of its deposit liabilities or (ii) the surplus account of the bank equals 100% of its capital account, subject to certain statutory exceptions.


                  MARKET FOR SEACOAST FINANCIAL COMMON STOCK

     Seacoast Financial has received conditional approval to have the Seacoast Financial Common Stock quoted on the Nasdaq National Market under the symbol "SCFS," subject to the completion of the Conversion and compliance with certain initial listing conditions, including the presence of at least three registered market makers. Seacoast Financial will seek to encourage and assist at least three market makers to make a market in its common stock. Although under no obligation to do so, each of Ryan Beck and McConnell Budd has indicated its intention to act as a market maker for the Seacoast Financial Common Stock following consummation of the Conversion. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. There can be no assurance that the Seacoast Financial Common Stock will be able to meet the applicable criteria to maintain its quotation on the Nasdaq National Market or that an active and liquid trading market in such stock will develop or, if developed, will be maintained. A public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of both willing buyers and sellers at any given time, which is not within the control of Seacoast Financial.

     No assurance can be given that a purchaser in the Conversion will be able to resell the Conversion Shares at or above the Purchase Price, nor can any assurance be given that a Sandwich Bancorp stockholder receiving Exchange Shares in the Merger will be able to sell such Exchange Shares at or above the Seacoast Financial Trading Price used in the calculation of the Exchange Ratio. See "Risk Factors--Absence of Market for Common Stock" and "The Conversion and the Merger--Descriptions of the Merger and the Exchange Ratio."

                       SEACOAST FINANCIAL AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME


     The following Consolidated Statements of Income of Seacoast Financial and Subsidiary for each of the years in the three year period ended October 31, 1997 have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon appears elsewhere in this Prospectus. With respect to information for the seven months ended May 31, 1998 and 1997, which is unaudited, in the opinion of management, all adjustments necessary for a fair presentation of such periods have been included and are of a normal recurring nature. Results for the seven months ended May 31, 1998 are not necessarily indicative of the results that may be expected for the year ending October 31, 1998. These statements should be read in conjunction with the "Seacoast Financial's Consolidated Financial Statements and Notes Thereto" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Seacoast Financial" included elsewhere herein.



                                                                    Seven Months                      Years Ended
                                                                   Ended May 31,                      October 31,
                                                             --------------------------   ------------------------------------
                                                                  1998          1997         1997         1996         1995
                                                             -------------   ----------   ----------   ----------   ----------
                                                                    (unaudited)
                                                                                      (In thousands)
Interest and Dividend Income:
 Interest on loans .......................................      $41,580       $37,375      $65,499      $60,423      $52,459
 Interest and dividends on investment securities .........       7,523          7,560       13,298       12,756       12,756
 Interest on federal funds sold and short-term
   investments ...........................................         887            708        1,235          947        1,257
                                                                -------       -------      -------      -------      -------
  Total interest and dividend income .....................      49,990         45,643       80,032       74,126       66,472
                                                                -------       -------      -------      -------      -------
Interest Expense:
 Interest on deposits ....................................      22,360         20,546       36,109       34,621       31,852
 Interest on borrowed funds ..............................       2,672          2,106        3,722        2,624        2,687
                                                                -------       -------      -------      -------      -------
  Total interest expense .................................      25,032         22,652       39,831       37,245       34,539
                                                                -------       -------      -------      -------      -------
  Net interest income ....................................      24,958         22,991       40,201       36,881       31,933
Provision (credit) for possible loan losses ..............         536            890        1,865        1,166         (351)
                                                                -------       -------      -------      -------      -------
 Net interest income after provision (credit)
   for loan losses .......................................      24,422         22,101       38,336       35,715       32,284
                                                                -------       -------      -------      -------      -------
Noninterest Income:
 Deposit and other banking fees ..........................       1,841          1,760        3,213        2,733        2,271
 Loan servicing fees .....................................         305            342          571          607          584
 Card fee income, net ....................................         195            138          398          354          402
 Other loan fees .........................................         277            250          449          412          386
 Gain (loss) on sales of investment
   securities, net .......................................          (3)            23           37           60          (84)
 Gain on sales of loans, net .............................         568            190          542          181           94
 Other income ............................................         590            405          733          799          750
                                                                --------      -------      -------      -------      -------
  Total noninterest income ...............................       3,773          3,108        5,943        5,146        4,403
                                                                --------      -------      -------      -------      -------
Noninterest Expense:
 Salaries and employee benefits ..........................       8,534          8,041       13,633       12,890       12,747
 Occupancy and equipment expenses ........................       2,023          1,911        3,344        3,276        2,970
 Data processing expenses ................................       1,417          1,230        2,192        2,049        1,896
 Marketing expenses ......................................         792            542        1,225          743          901
 Professional services expenses ..........................         645            647        1,044          975          950
 Deposit insurance premiums ..............................          90             58          121          392        1,198
 Other real estate owned expenses, net ...................         138            293          519          644        1,072
 Other operating expenses ................................       1,936          1,949        2,732        3,189        2,956
                                                                --------      -------      -------      -------      -------
  Total noninterest expense ..............................      15,575         14,671       24,810       24,158       24,690
                                                                --------      -------      -------      -------      -------
  Income before provision for income taxes ...............      12,620         10,538       19,469       16,703       11,997
Provision for income taxes ...............................       4,954          4,254        7,685        6,548        4,511
                                                                --------      -------      -------      -------      -------
 Net income ..............................................      $7,666        $ 6,284      $11,784      $10,155      $ 7,486
                                                                ========      =======      =======      =======      =======

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                AND RESULTS OF OPERATIONS OF SEACOAST FINANCIAL


General

     Seacoast Financial's results of operations depend primarily on its net interest income, which is the difference between the income earned on its loan and securities portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by Seacoast Financial's provision for loan losses, as well as noninterest income and expenses. Seacoast Financial's noninterest income consists principally of gains and losses from sales of loans and securities, deposit and other banking fees. Seacoast Financial's non-interest expenses consist principally of compensation and employee benefits, occupancy, data processing, marketing and professional services costs and other operating expenses. Results of operations are also significantly affected by general economic and competitive conditions and changes in interest rates as well as government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may materially affect Seacoast Financial and Compass. See "Risk Factors--Regulatory Oversight and Legislation."

     Seacoast Financial's and Compass's fiscal years end on October 31. References to a year in this Management's Discussion and Analysis and in "Business of Compass" refer to a fiscal year ended on October 31.


Management Strategy

     Historically, Seacoast Financial (through its banking subsidiary, Compass) has focused on offering deposit products in New Bedford, Fall River and Plymouth and their surrounding communities as well as on the island of Martha's Vineyard. Compass's lending activities are concentrated primarily in Southeastern Massachusetts (including Cape Cod, primarily for indirect auto lending) and, to a much lesser degree, Rhode Island, primarily for indirect auto lending. After the Merger, Cape Cod will become a targeted market area for both Compass's deposit and its loan products. Seacoast Financial generates its earnings primarily by originating loans, investing in debt and equity securities, attracting and retaining deposits by paying competitive interest rates, borrowing from the Federal Home Loan Bank of Boston ("FHLB") and controlling its operating expenses.

     Compass's business strategy includes (i) taking advantage of its position as a locally based bank to foster a community orientation, (ii) developing a niche through its expertise in indirect automobile lending, (iii) diversifying its loan portfolio composition in an effort to broaden its business opportunities and help manage credit and interest rate risk, (iv) emphasizing transaction accounts in order to build customer relationships, achieve a low cost of funds and generate service fee income and (v) expanding its products and market area, with the goals of achieving a higher profile and increased opportunities for growth. Seacoast Financial seeks to pursue its business strategy in a manner that allows it to maintain asset quality and control operating expenses.


Management of Credit Risk

     Management considers credit risk to be the most important risk factor affecting the financial condition and operating results of Compass. The potential for loss associated with this risk factor is managed through a combination of policies established by Compass's Board of Directors, the monitoring of compliance with these policies and the periodic reporting and evaluation of loans with problem characteristics. Policies relate to the maximum amount that can be granted to a single borrower and his or her related interests, the aggregate amount of loans outstanding by type in relation to total assets and capital, loan concentrations, loan to collateral value ratios, approval limits and other underwriting criteria. Policies also exist with respect to performing periodic credit reviews, the rating of loans, when loans should be placed in a non-performing status and the factors that should be considered in establishing Compass's allowance for loan losses. See "Business of Compass--Lending Activities."


Management of Market and Interest Rate Risk

     General. The chief market risk factor affecting the financial condition and operating results of Seacoast Financial is interest rate risk. This risk is managed by periodic evaluation of the interest rate risk inherent in certain balance sheet accounts, determination of the level of risk considered appropriate given Compass's capital and liquidity requirements, business strategy, performance objectives and operating environment and maintenance of such risks within guidelines approved by the Board. Through such management, Compass seeks to reduce the vulnerability of its net earnings to changes in interest rates. Compass's Asset/Liability Committee, comprised of senior management, is responsible for managing interest rate risk and reviewing with the Board of Directors on a quarterly basis its activities and strategies, the effect of those strategies on Compass's and Seacoast Financial's operating results, Compass's interest rate risk position and the effect changes in interest rates would have on Compass's net interest income. The extent of movement of interest rates is an uncertainty that could have a negative impact on the earnings of Seacoast Financial. See "Risk Factors--Potential Impact of Changes in Interest Rates on Seacoast Financial's Earnings."

     The principal strategies Seacoast Financial and Compass use to manage interest rate risk include (i) emphasizing the origination and retention of adjustable-rate loans, origination of indirect auto loans which have relatively short maturities and origination of loans with maturities at least partly matched with those of the deposits and borrowings funding the loans, (ii) investing in debt securities with relatively short maturities and (iii) classifying a significant portion of its investment portfolio as available for sale so as to provide sufficient flexibility in liquidity management.

     Gap Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset or liability is deemed to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The "interest rate sensitivity gap" is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period. At May 31, 1998, Seacoast Financial's cumulative one-year gap position, the difference between the amount of interest-earning assets maturing or repricing within one year and interest-bearing liabilities maturing or repricing within one year, was negative $59.1 million, or negative 5.0% of total assets. A gap is positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Accordingly, during a period of rising interest rates, a bank with a negative gap position generally would not be in as favorable a position, compared to an institution with a positive gap, to invest in higher yielding assets. The resulting yield on a bank's assets generally would increase at a slower rate than the increase in its cost of interest-bearing liabilities. Conversely, during a period of falling interest rates, a bank with a negative gap would tend to experience a repricing of its assets at a slower rate than its interest-bearing liabilities which, consequently, would generally result in its net interest income growing at a faster rate than the net interest income of a bank with a positive gap position.

     The following table (the "GAP Table") sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at May 31, 1998 which Seacoast Financial expects, based upon certain assumptions, to reprice or mature in each of the future time periods shown. Except as stated below, the amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the contractual maturity or, if earlier, the term to repricing of the asset or liability. The table sets forth an approximation of the projected repricing of assets and liabilities at May 31, 1998, on the basis of contractual maturities, anticipated prepayments and scheduled rate adjustments within a three month period and subsequent selected time intervals. The loan amounts in the table reflect principal balances expected to be redeployed and/or repriced as a result of contractual amortization and anticipated prepayments of adjustable-rate and fixed-rate loans and as a result of contractual rate adjustments on adjustable-rate loans. Loans and mortgage-backed securities with prepayment options (fixed and adjustable) have been modeled utilizing an industry standard financial modeling system to project cash flows based upon current interest rates. Deposits that do not possess contractual maturity dates or are not directly linked to an interest rate index are modeled utilizing deposit decay rates (the estimated period over which a depositor relationship will last) based on information provided by Compass's excess deposit insurer, the Depositors Insurance Fund. These deposits include deposits in savings accounts, NOW accounts and money market accounts. See "Business of Compass--Lending Activities," "--Investment Activities" and "--Sources of Funds."


                                 Up to      More than    More than     More than     More than      More than
                                 Three     three months  six months   one year to   three years    five years   More than
                                 Months   to six months  to one year  three years  to five years  to ten years  ten years    Total
                                --------  -------------  -----------  -----------  -------------  ------------  --------- ---------
                                                                    (Dollars in thousands)
Interest-earning assets (1):    $ 10,440    $     --     $     --     $     --       $     --      $     --    $     --  $   10,440
Debt securities (4) ...........   37,116      11,552       24,291       77,499         28,467         7,027         667     186,619
Loans held for sale ...........   19,810          --           --           --             --            --          --      19,810
Mortgage loans (2) ............   48,778      60,566      105,590      207,880         74,276        40,961      13,040     551,091
Commercial loans ..............   29,887       3,241       11,711        9,735          2,114         1,428          84      58,200
Indirect auto loans ...........   25,695      24,079       43,670      113,846         39,292           996          --     247,578
Other consumer loans ..........    5,351       1,883        3,425        9,435          4,489         2,773         197      27,553
                                --------    --------     --------     --------       --------      --------    --------  ----------
 Total interest-earning
   assets .....................  177,077     101,321      188,687      418,395        148,638        53,185      13,988   1,101,291
                                --------    --------     --------     --------       --------      --------    --------  ----------
Interest-bearing liabilities:
NOW and money market
 savings accounts .............    3,716       2,064       41,956       67,477         25,933        47,737      49,801     238,684
Savings accounts ..............   15,922       8,846       10,615       35,383         26,537        35,383      44,229     176,915
Certificate of deposit
 accounts .....................  171,687     122,943      126,734       77,661          8,349            --          --     507,374
Borrowed funds ................   16,233       1,914        3,574       22,287         15,630         9,626       7,810      77,074
                                --------    --------     --------     --------       --------      --------    --------  ----------
 Total interest-bearing
   liabilities ................  207,558     135,767      182,879      202,808         76,449        92,746     101,840   1,000,047
                                --------    --------     --------     --------       --------      --------    --------  ----------
Interest sensitivity gap (3) .. $(30,481)   $(34,446)    $  5,808     $215,587       $ 72,189      $(39,561)   $(87,852) $  101,244
                                ========    ========     ========     ========       ========      ========    ========  ==========
Cumulative interest
 sensitivity gap .............. $(30,481)   $(64,927)    $(59,119)    $156,468       $228,657      $189,096    $101,244
                                ========    ========     ========     ========       ========      ========    ========
Cumulative interest sensitivity
 gap as percentage of
 total assets .................    (2.59%)     (5.52%)      (5.02%)      13.30%         19.43%        16.07%       8.61%
Cumulative interest sensitivity
 gap as a percentage of total
 interest-earning assets ......    (2.77%)     (5.90%)      (5.37%)      14.21%         20.76%        17.17%       9.19%
Cumulative interest-earning
 assets as a percentage of
 cumulative interest-bearing
 liabilities ..................     85.31%      81.09%       88.77%      121.46%        128.39%       121.05%     110.12%

------------
(1) Interest-earning assets are included in the period in which the balances are expected to be redeployed and/or repriced as a result of anticipated prepayments, scheduled rate adjustments and contractual maturities.

(2) For purposes of the gap analysis, allowances for loan losses, deferred loan fees, unearned discounts and non-performing loans have been excluded.

(3) The interest sensitivity gaps represent the differences between interest-earning assets and interest-bearing liabilities, expressed as a dollar amount.

(4)  Debt securities are presented at amortized cost.


     Certain shortcomings are inherent in the method of analysis presented in the GAP Table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates both on a short-term basis and over the life of the asset. Further, in the event of changes in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in presenting the GAP table. Finally, the ability of certain borrowers to service their adjustable-rate loans may decrease in the event of an interest rate increase.

     Interest rate gap analysis provides a static view of the maturity and repricing characteristics of balance sheet positions. Seacoast Financial quantifies its interest-rate risk exposures using a sophisticated simulation model as well as the simpler gap analysis. Simulation analysis is used to measure the exposure of net interest income to changes in interest rates over a specified time horizon. Simulation analysis involves projecting future interest income and expense under various rate scenarios. Compass's internal guidelines on interest rate risk specify that for every 100 basis points immediate shift in interest rates, its estimated net interest income over the next 12 months should decline by less than 5%. As of May 31, 1998, Seacoast Financial's estimated exposure as a percentage of estimated net interest income for the next twelve and twenty-four month periods is as follows:


                                                    Percentage Change in
                                                         Estimated
                                                 Net Interest Income Over:
                                                 --------------------------
                                                  12 months      24 months
                                                 -----------   ------------
   200 basis point increase in rates .........      (7.98%)        (4.57%)
   200 basis point decrease in rates .........      (0.27%)        (5.07%)

     Based on the scenarios above, net income would be adversely affected (within Compass's internal guidelines) in both the twelve and twenty-four month periods. For each one percentage point change in net interest income, the adverse effect on net income would be $277,000, assuming a 40% tax rate.


Analysis of Net Interest Income

     Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income also depends on the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on them.


     Average Balance Sheet. The following tables set forth certain information relating to Seacoast Financial for the seven months ended May 31, 1998 and 1997 and the years ended October 31, 1997, 1996 and 1995. The average yields and costs are derived by dividing income or expenses by the average balances of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown and reflect annualized yields and costs. Average balances are derived from average daily balances. The yields and costs include fees which are considered adjustments to yields.

                                                                                Seven months ended May 31,
                                                        ------------------------------------   -----------------------------------
                                                                       1998                                  1997
                                                        ------------------------------------   -----------------------------------
                                                          Average                  Average       Average                 Average
                                                          balance     Interest   yield/cost      balance     Interest   yield/cost
                                                        ------------ ---------- ------------   ------------ ---------- -----------
                                                                                   (Dollars in thousands)
Assets:
Interest-earning assets:
Short-term investments ................................ $   24,886    $   887        6.11%     $   20,036    $   708        6.06%
Debt securities (1) ...................................    201,545      7,242        6.16         207,997      7,357        6.06
Equity securities (1) .................................     11,674        281        4.13           6,801        203        5.12
Mortgage loans (2) ....................................    552,078     26,761        8.31         516,622     25,364        8.42
Commercial loans (2) ..................................     54,069      3,111        9.86          49,005      2,830        9.90
Indirect auto loans (2) ...............................    223,809     10,385        7.95         171,135      8,019        8.03
Other consumer loans (2) ..............................     25,428      1,323        8.92          22,486      1,162        8.86
                                                        ----------    -------                  ----------    -------
 Total interest-earning assets ........................  1,093,489     49,990        7.84         994,082     45,643        7.87
                                                                      -------      ------                    -------      ------
Allowance for loan losses .............................    (10,597)                               (10,422)
Non-interest earning assets ...........................     58,146                                 60,142
                                                        ----------                             ----------
 Total assets ......................................... $1,141,038                             $1,043,802
                                                        ==========                             ==========
Liabilities and Surplus:
Interest-bearing liabilities:
NOW accounts .......................................... $   80,170    $   679        1.45%     $   70,289    $   595        1.45%
Savings accounts ......................................    170,023      2,567        2.59         170,407      2,563        2,58
Money market savings accounts .........................    146,465      2,352        2.75         137,744      2,276        2.83
Certificate of deposit accounts .......................    501,324     16,762        5.73         458,149     15,112        5.65
                                                        ----------    -------                  ----------    -------
 Total deposits .......................................    897,982     22,360        4.27         836,589     20,546        4.21
Borrowed funds:
 Short-term borrowings (3) ............................     10,993        316        4.93           4,221        129        5.24
 FHLB advances ........................................     61,986      2,356        6.52          51,293      1,977        6.61
                                                        ----------    -------                  ----------    -------
  Total borrowings ....................................     72,979      2,672        6.28          55,514      2,106        6.50
                                                        ----------    -------                  ----------    -------
   Total interest-bearing liabilities .................    970,961     25,032        4.42         892,103     22,652        4.35
                                                        ----------    -------      ------      ----------    -------      ------
Non-interest bearing demand checking accounts .........     56,213                                 53,562
Other liabilities .....................................      9,778                                  8,559
                                                        ----------                             ----------
  Total liabilities ...................................  1,036,952                                954,224
Surplus ...............................................    104,086                                 89,578
                                                        ----------                             ----------
  Total liabilities and surplus ....................... $1,141,038                             $1,043,802
                                                        ==========                             ==========
Net interest income/interest rate spread (4) ..........               $24,958        3.42%                   $22,991        3.52%
                                                                      =======      ======                    =======      ======
Net interest margin (5) ...............................                              3.91%                                  3.96%
                                                                                   ======                                 ======
Ratio of interest-earning assets to
 interest-bearing liabilities .........................                            112.62%                                111.43%
                                                                                   ======                                 ======

                                                                      Year ended October 31,
                                   -----------------------------------------------------------------------------------------------
                                                1997                               1996                               1995
                                   -------------------------------  -------------------------------  ------------------------------
                                     Average              Average    Average               Average    Average             Average
                                     balance   Interest yield/cost   balance   Interest  yield/cost   balance   Interest yield/cost
                                   ----------  -------- ----------  ---------- --------  ----------  ---------- -------- ----------
                                                                       (Dollars in thousands)
Assets:
 Interest-earning assets:
 Short-term investments .......... $   21,516  $ 1,235      5.74%   $ 15,969   $   947       5.93%   $ 17,263     1,257     7.28%
 Debt securities (1) .............    211,304   12,910      6.11     208,665    12,370       5.93     210,680    12,280     5.83
 Equity securities (1) ...........      7,290      388      5.32       7,296       386       5.29       8,484       476     5.61
 Mortgage loans (2) ..............    523,376   43,977      8.40     498,185    42,162       8.46     451,497    37,813     8.37
 Commercial loans (2) ............     50,361    4,972      9.87      45,283     4,456       9.84      35,610     3,522     9.89
 Indirect auto loans (2) .........    180,600   14,497      8.03     150,070    11,927       7.95     124,850     9,502     7.61
 Other consumer loans (2) ........     23,195    2,053      8.85      20,795     1,878       9.03      17,204     1,622     9.43
                                   ----------  -------              --------   -------               --------    ------
  Total interest-earning assets ..  1,017,642   80,032      7.86     946,263    74,126       7.83     865,588    66,472     7.68
                                               -------    ------               -------     ------                ------   ------
 Allowance for loan losses .......    (10,570)                       (10,109)                          (9,811)
 Non-interest earning assets .....     59,094                         61,480                           58,298
                                   ----------                       --------                         --------
  Total assets ................... $1,066,166                       $997,634                         $914,075
                                   ==========                       ========                         ========
Liabilities and Surplus:
 Interest-bearing liabilities:
 Deposits:
  NOW accounts ................... $   72,837  $ 1,065      1.46%   $ 68,156   $ 1,008       1.48%   $ 61,366   $ 1,078     1.76%
  Savings accounts ...............    171,157    4,434      2.59     176,311     4,660       2.64     173,700     5,107     2.94
  Money market savings accounts ..    140,413    3,959      2.82     136,322     3,888       2.85     129,920     3,916     3.01
  Certificate of deposit
    accounts ....................     466,942   26,651      5.71     434,930    25,065       5.76     388,708    21,751     5.60
                                   ----------  -------              --------   -------               --------   -------
   Total deposits ................    851,349   36,109      4.24     815,719    34,621       4.24     753,694    31,852     4.23
 Borrowed funds:
  Short-term borrowings (3) ......      5,666      283      4.99       1,727       100       5.79       1,326        84     6.33
  FHLB advances ..................     51,490    3,439      6.68      37,288     2,524       6.77      39,552     2,603     6.58
                                   ----------  -------              --------   -------               --------   -------
   Total borrowings ..............     57,156    3,722      6.51      39,015     2,624       6.73      40,878     2,687     6.57
                                   ----------  -------              --------   -------               --------   -------
   Total interest-bearing
     liabilities .................    908,505   39,831      4.38     854,734    37,245       4.36     794,572    34,539     4.35
                                                          ------                           ------                         ------
 Non-interest bearing demand
   checking accounts .............     56,284                         53,684                           41,824
 Other liabilities ...............      8,807                          8,807                            6,845
                                   ----------                       --------                         --------
  Total liabilities ..............    973,596                        917,225                          843,241
 Surplus .........................     92,570                         80,409                           70,834
                                   ----------                       --------                         --------
  Total liabilities and surplus .. $1,066,166                       $997,634                         $914,075
                                   ==========                       ========                         ========
 Net interest income/interest
   rate spread (4) ...............             $40,201      3.48%              $36,881       3.47%              $31,933     3.33%
                                               =======    ======               =======     ======               =======   ======
 Net interest margin (5) .........                          3.95%                            3.90%                          3.69%
                                                          ======                           ======                         ======
 Ratio of interest-earning
  assets to interest-bearing
  liabilities ...................                         112.01%                          110.71%                        108.94%
                                                          ======                           ======                         ======


--------------
(1) Average balances include unrealized gains on securities available for sale. Equity securities include marketable equity securities and restricted equity securities.

(2)  Loans on non-accrual status are included in the average balances.

(3)  Short-term borrowings include immaterial balances of other borrowings.

(4) Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(5) Net interest margin represents annualized net interest income divided by average interest-earning assets.

     Rate/Volume Analysis. The following table presents the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Seacoast Financial's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.



                                        Seven months ended              Year ended                     Year ended
                                           May 31, 1998              October 31, 1997               October 31, 1996
                                            compared to                 compared to                    compared to
                                        seven months ended              year ended                     year ended
                                           May 31, 1997              October 31, 1996               October 31, 1995
                                   ---------------------------   --------------------------   ----------------------------
                                    Increase (decrease) due to   Increase (decrease) due to    Increase (decrease) due to
                                   ---------------------------   --------------------------   ----------------------------
                                   Volume     Rate      Net      Volume    Rate      Net       Volume     Rate      Net
                                   -------   ------   --------   ------- -------   --------   --------   ------    ------
                                                                                 (in thousands)
Interest-earning assets:
 Short-term investments ..........  $ 173     $   6    $  179    $  319  $  (31)   $  288      $  (89)   $(221)    $ (310)
 Debt securities .................   (231)      116      (115)      158     382       540        (118)     208         90
 Equity securities ...............    123       (45)       78        --       2         2         (64)     (25)       (89)
 Mortgage loans ..................  1,722      (325)    1,397     2,119    (304)    1,815       3,947      402      4,349
 Commercial loans ................    291       (10)      281       501      15       516         952      (18)       934
 Indirect auto loans .............  2,445       (79)    2,366     2,450     120     2,570       1,989      436      2,425
 Other consumer loans ............    153         8       161       213     (38)      175         327      (72)       255
                                   ------    ------    ------    ------  ------    ------      ------    -----     ------
  Total interest-earning assets .. $4,676    $(329)   $4,347     $5,760  $  146    $5,906      $6,944    $ 710     $7,654
                                   ------    ------    ------    ------  ------    ------      ------    -----     ------
Interest-bearing liabilities:
 Deposits:
  NOW accounts ................... $   84     $  --    $   84    $   69  $  (12)   $   57      $  112    $(182)    $  (70)
  Savings accounts ...............     (6)     10         4        (135)    (91)     (226)         76     (523)      (447)
  Money market savings
   accounts ......................    141       (65)       76       116     (45)       71         188     (216)       (28)
   Certificate of deposit
    accounts .....................  1,441       209     1,650     1,829    (243)    1,586       2,648      666      3,314
                                   -------   ------    ------    ------  ------    ------      ------    -----     ------
   Total deposits ................  1,660       154     1,814     1,879    (391)    1,488       3,024     (255)     2,769
                                   -------   ------    ------    ------  ------    ------      ------    -----     ------
 Borrowed funds:
   Short-term borrowings .........    195        (8)      187       199     (16)      183          24       (8)      16
   FHLB borrowings ...............    407       (28)      379       950     (35)      915        (152)      73        (79)
                                   -------   ------    ------    ------  ------    ------      ------    -----     ------
   Total borrowings ..............    602       (36)      566     1,149     (51)    1,098        (128)      65        (63)
                                   -------   ------    ------    ------  ------    ------      ------    -----     ------
   Total interest-bearing
    liabilities ..................  2,262       118     2,380     3,028    (442)    2,586       2,896     (190)     2,706
                                   -------   ------    ------    ------  ------    ------      ------    -----     ------
 Net change in net interest
   income ........................ $2,414    $ (447)   $1,967    $2,732  $  588    $3,320      $4,048    $ 900     $4,948
                                   =======   ======    ======    ======  ======    ======      ======    =====     ======

Comparison of Financial Condition at May 31, 1998 and October 31, 1997

     Total assets increased by $70.0 million, or 6.3%, from $1,106.6 million at October 31, 1997 to $1,176.6 million at May 31, 1998. This growth was due primarily to a $12.2 million, or 37.2%, increase in cash and cash equivalents and a $64.2 million, or 7.8% increase in loans. Asset growth was funded primarily by a $44.4 million, or 4.7%, increase in deposits and a $13.6 million, or 26.7%, increase in FHLB advances.

     The increase in cash and cash equivalents at May 31, 1998 was temporary in nature and attributable to a reduction in the difference in rates paid on short- to medium-term investments and funds invested overnight as well as normal fluctuations in activity.

     The increase in loans occurred primarily in Seacoast Financial's construction and indirect auto loan portfolios. From October 31, 1997 to May 31, 1998, construction loans increased by $8.0 million, or 23.6%, and indirect auto loans (net of unearned discounts) increased by $39.5 million, or 19.0%. The growth during the seven months ended May 31, 1998 is primarily attributable to the favorable interest rate environment and economic conditions which prevailed during this period.

     Total deposits at May 31, 1998 were $982.4 million, an increase of $44.4 million, or 4.7%, compared to $937.9 million at October 31, 1997. The increase in deposits was primarily due to favorable economic conditions partially offset by a continuing low interest rate environment wherein Seacoast Financial competes against other instruments available to the public such as mutual funds and annuities. Total borrowed funds were $77.1 million at May 31, 1998 compared to $60.7 million at October 31, 1997, an increase of $16.4 million, or 27.0%. During the seven months ended May 31, 1998, Seacoast Financial's net borrowings from the FHLB increased by $13.6 million at a weighted average rate of 5.98%.

     The increase in surplus of $8.4 million to $106.5 million at May 31, 1998 resulted from net earnings of $7.7 million for the seven months ended May 31, 1998 and a $703,000 increase in unrealized gains (net of taxes) on securities available for sale, most of which pertained to Seacoast Financial's marketable equity securities portfolio.


Comparison of Financial Condition at October 31, 1997 and October 31, 1996

     Total assets were $1,106.6 million at October 31, 1997 compared to $1,027.8 million at October 31, 1996, an increase of $78.8 million, or 7.7%. Substantially all of the growth was due to a $71.8 million, or 9.7%, increase in net loans. Asset growth was funded primarily from increased deposits ($55.3 million), increased borrowings from the FHLB ($5.6 million), increased borrowings through repurchase agreements ($7.6 million) and increased surplus ($13.2 million). Total net loans increased from $737.8 million at October 31, 1996 to $809.6 million at October 31, 1997. Between those dates, total real estate loans increased by $21.9 million, or 4.3%, to $536.1 million, and total commercial loans increased by $5.2 million, or 11.2%, to $51.4 million. The most significant area of real estate loan growth was in residential real estate loans which increased by $19.8 million, or 5.8%, to $363.0 million. While the residential real estate loan market was strong throughout the year due to a favorable interest rate environment, so too was the competition for such business. Many borrowers took advantage of the increased competition to refinance their loans. This factor, along with an increase in the sales of fixed-rate mortgage loans, caused Seacoast Financial's net growth in real estate loans in 1997 ($21.9 million) to be less than that achieved in 1996 ($39.9 million) despite approximately the same level of loan originations in each year.

     The most significant area of overall loan growth in 1997 and 1996 was in the area of indirect auto loans. During 1997, such loans increased, before unearned discount, $48.2 million, or 25.4%, to $238.1 million at October 31, 1997. During 1996 such loans increased $30.4 million, or 19.1%, to $189.9 million at October 31, 1996. This growth is primarily attributable to the expansion of the network of auto dealerships offering Compass's auto financing program. This expansion resulted in an increase in the number of new loan originations from 8,181 in 1996 to 9,817 in 1997, an increase of 20%.

     Total investments increased modestly from $216.7 million at October 31, 1996 to $227.1 million at October 31, 1997. Among debt securities, Seacoast Financial increased its holdings of U.S. Government and Agency obligations by $2.8 million and corporate bonds by $22.4 million while decreasing its holdings of mortgage-backed securities by $18.5 million. These shifts were caused by a change in tax regulations and an opportunity to increase portfolio yield without extending portfolio duration.

     Total deposits increased 6.3% from $882.6 million at October 31, 1996 to $937.9 million at October 31, 1997. The overall growth in deposits in 1997 was favorably affected by Compass's introduction and promotion of relationship-based retail checking account products offering a package of benefits, including enhanced pricing on certificates of deposits. The acquisition of competing local financial institutions by larger regional banks also contributed to Compass's deposit growth in 1997 as customers who prefer to bank with a locally-based community institution shifted their deposits to Compass.

     Of the $55.3 million increase in deposits in 1997, $37.4 million occurred in certificates of deposit, continuing a gradual shift of deposits to higher-yielding accounts. The remaining deposit growth of $17.9 million, or 4.1%, resulted from an increase in retail and business checking accounts. Compass also offers customers with checking accounts the opportunity to "sweep" funds into a higher-yielding, non-insured, investments under a repurchase agreement. The balance in these accounts increased by $7.6 million from October 31, 1996 to October 31, 1997. Funds invested under repurchase agreements are classified as short-term borrowings rather than as deposits.

     Customers also moderated inflows of deposits by opting to invest their funds in alternative investments, such as mutual funds and annuities, that Compass does not offer directly (other than through its affiliation with INVEST Financial Corporation), rather than in deposit products perceived to have less attractive returns.

     Compass increased its borrowings from the FHLB from $45.4 million at October 31, 1996 to $51.0 million at October 31, 1997 as part of its Affordable Home Loan Program. Under that program, Compass borrows funds under a special fixed-rate, amortizing program to provide low cost financing for first time home buyers in the low-to-moderate income categories.

     The increase in surplus of $13.2 million to $98.1 million at October 31, 1997 resulted from net earnings of $11.8 million and a $1.4 million increase in unrealized gains (net of taxes) on securities available for sale.


Comparison of Operating Results for the Seven Months Ended May 31, 1998 and May 31, 1997

     General. Net income increased by $1.4 million or 22.2%, from $6.3 million for the seven months ended May 31, 1997 to $7.7 million for the seven months ended May 31, 1998. The improvement was attributable to higher net interest income of $2.0 million, a $354,000 decrease in the provision for loan losses due to a continuation of the favorable trends in the various factors considered by management in evaluating the adequacy of the allowance for loan losses and an increase in net gains on sales of loans of $378,000. The improvement was partially offset by an increase of $904,000 in non-interest expense due to higher salaries, occupancy and equipment expenses, data processing expenses and marketing costs. The increase in net interest income was due to growth in average interest-earning assets.

     Interest Income. Interest income for the seven months ended May 31, 1998 was $50.0 million, compared to $45.6 million for the seven months ended May 31, 1997, an increase of $4.4 million, or 9.6%. Substantially all of the increase in interest income resulted from growth in average interest-earning assets of $99.4 million, or 10.0%. The principal areas of growth related to real estate loans (up $35.5 million, or 6.9%) and indirect auto loans (up $52.7 million, or 30.8%). Most of the real estate loan growth resulted from increased originations of one- to four-family real estate loans. The increase in indirect auto loans resulted from an improved economic environment within Compass's local markets plus the expansion of such lending into Rhode Island.

     Interest Expense. Interest expense for the seven months ended May 31, 1998 was $25.0 million, compared to $22.7 million for the seven months ended May 31, 1997, an increase of $2.3 million, or 10.1%. This increase resulted from a higher average balance of interest-bearing liabilities ($78.9 million, or 8.8%). Average interest-bearing deposit balances increased $61.4 million, or 7.3%, as a result of the introduction and promotion of relationship-based retail checking account products in 1996 and 1997.

     Compass increased its borrowings from the FHLB during the seven months ended May 31, 1998. Interest expense on borrowed funds increased $566,000, or 26.9%, in the seven months ended May 31, 1998 due to a $17.5 million, or 31.5%, increase in the average balance of such funds to $73.0 million, which was partially offset by a 22 basis point reduction in the average rate paid on borrowed funds to 6.28% in the 1998 period compared to the 1997 period.

     Provision for Loan Losses. Compass establishes provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level that management estimates is appropriate to absorb future charge-offs of loans deemed uncollectible. In determining the appropriate level of the allowance for loan losses, management considers past and anticipated loss experience, evaluations of real estate collateral, current and anticipated economic conditions, volume and type of lending and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates. Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses monthly in order to maintain the adequacy of the allowance.

     Compass provided $536,000 for loan losses in the seven month period ended May 31, 1998 compared to $890,000 in the seven month period ended May 31, 1997, a decrease of $354,000, or 39.8%. This decrease was primarily influenced by a reduction in the balance of adversely classified loans and fewer delinquencies.

     Non-Interest Income. Non-interest income is comprised of fees and charges for bank services, net interchange fees on the processing of merchant credit card receipts, gains or losses from sales of assets, loan servicing fees and other income resulting from miscellaneous transactions. Total non-interest income was $3.8 million for the seven months ended May 31, 1998 compared to $3.1 million for the seven months ended May 31, 1997, an increase of $665,000, or 21.4%. The increase resulted primarily from an increase of $378,000 in the gain on sale of mortgage loans, from $190,000 in the seven months ended May 31, 1997 to $568,000 in the seven months ended May 31, 1998. Compass generally sells in the secondary mortgage market fixed rate residential mortgage loans with terms of 15 years or longer. With the reduction in interest rates on 15- and 30-year fixed rate mortgages which occurred in 1997 and into 1998, the volume of fixed-rate mortgage loan originations increased which contributed to this increase.

     Non-Interest Expense. Non-interest expense increased by $904,000, or 6.1%, from $14.7 million for the seven months ended May 31, 1997 to $15.6 million for the seven months ended May 31, 1998. Of this increase, $493,000 related to compensation and employee benefits, which rose 6.1% to $8.5 million for the seven months ended May 31, 1998. The higher level of compensation and employee benefits was caused by overall salary increases averaging 4% and staffing increases in the lending area.

     Seacoast Financial expects compensation and employee benefits expenses to increase after the Offering, primarily as a result of the adoption of the ESOP in connection with the Offering. In this regard, the proposed ESOP, which intends to purchase 8% of the Conversion Shares issued in connection with the Offering, would result in increased compensation and employee benefits expenses as the ESOP shares are allocated. See "Management of Seacoast Financial and Compass--Compensation of Officers and Trustees through Benefit Plans-- Employee Stock Ownership Plan and Trust." Following the Conversion, Seacoast Financial may also adopt a stock plan for the recognition and retention of management. If such a stock plan were adopted, compensation and employee benefit expense would increase as stock plan awards were granted.

     Occupancy and equipment expenses increased $112,000, or 5.9%, to $2.0 million for the seven months ended May 31, 1998. This increase was due to an increase in ATM maintenance costs, and a one-time reduction in rent expense in 1997 of $36,000 attributable to a leased facility which Compass no longer utilized.

     Marketing expenses increased $250,000, or 46.1%, to $792,000 for the seven months ended May 31, 1998. This increase was primarily attributable to advertising campaigns related to the new ROTH IRA accounts allowed by changes in the tax law, Compass's commercial loan programs and the advertising of Compass's Preferred Checking account program.

     Data processing expenses increased $187,000, or 15.2%, to $1.4 million for the seven months ended May 31, 1998. This increase was due to new services, including laser printing and Internet services, and volume-related increases in loans and deposits.

     Other real estate owned (OREO) expenses decreased $155,000, or 52.9%, to $138,000 for the seven months ended May 31, 1998 due to the continuation of the decline in the number of properties held as OREO and stable real estate market values.

     Income Taxes. Income tax expense was $5.0 million for the seven months ended May 31, 1998, an increase of $700,000, or 16.5%, compared to the 1997 period. The effective tax rate was 39.3% in 1998 compared to 40.4% in 1997 which decrease was caused by Compass's greater utilization of non-bank subsidiaries that were taxed at a lower rate for state tax purposes.


Comparison of Operating Results for the Years Ended October 31, 1997 and October 31, 1996

     General. Net income was $11.8 million in 1997 compared to $10.2 million in 1996, an increase of $1.6 million or 15.7%. Due primarily to an increase in average interest-earning assets of $71.4 million, or 7.5%, net interest income increased by $3.3 million, or 9.0%, from $36.9 million in 1996 to $40.2 million in 1997. The other significant factors affecting the change in net income was an increase of $797,000 in non-interest income offset by an increase of $699,000 in the provision for loan losses and an increase of $652,000 in non-interest expense.

     Interest Income. Interest income was $80.0 million in 1997, compared to $74.1 million in 1996, an increase of $5.9 million, or 8.0%. This increase in interest income resulted almost exclusively from interest-earning asset growth. The yield on interest-earning assets increased three basis points in 1997 from 7.83% in 1996 to 7.86% in

1997. A significant portion of the increase in interest-earning assets was attributable to the indirect auto loan portfolio, which increased from $165.6 million at October 31, 1996 to $208.0 million at October 31, 1997, and the real estate loan portfolios, which increased from $514.2 million to $536.1 million, at those dates, respectively.

     Interest Expense. Interest expense increased by $2.6 million, or 6.9%, from $37.2 million in 1996 to $39.8 million in 1997. The increase resulted from a $53.8 million, or 6.3%, increase in average interest-bearing liabilities and a two basis point increase in the average rate paid on such liabilities. Total average interest-bearing deposits increased by $35.6 million, or 4.4%, with most of the increase occurring in certificates of deposit because of the higher rates offered on such deposits in comparison to those offered on other types of deposits. Because of the level of loan growth, Compass increased its borrowings from the FHLB with the average amount of such borrowings outstanding increasing by $14.2 million, or 38.1%, from $37.3 million in 1996 to $51.5 million in 1997.

     Provision for Loan Losses. Seacoast Financial's provision for loan losses increased by $699,000, or 60.0%, from $1.2 million in 1996 to $1.9 million in 1997. With net loan charge-offs of $1.6 million in 1997 (as compared to $682,000 in 1996), Seacoast Financial's allowance for loan losses increased by $308,000 in 1997. The total allowance of $10.6 million at October 31, 1997 represented 1.30% of total loans, a slight decrease from 1.38% at October 31, 1996.

     The increase of $875,000 in net charge-offs in 1997 resulted from the resolution of certain commercial and commercial real estate loans as well as the impact of the increasing indirect auto loan portfolio.

     Non-Interest Income. Total non-interest income was $5.9 million in 1997, an increase of $797,000, or 15.5%, from $5.1 million in 1996. The increase in deposit and other banking fees from $2.7 million in 1996 to $3.2 million in 1997 was primarily attributable to a $141,000 increase in monthly checking account fees and $182,000 in additional returned check fees. An increase in the monthly maintenance fee on basic checking accounts instituted in 1996 caused higher monthly checking account fees in 1997. Returned check fees increased in 1997 because of price increases on check returns put into effect in July 1996.

     The remaining growth in non-interest income resulted from gains on sales of loans, which increased by $361,000, or 200%, from $181,000 in 1996 to $542,000 in 1997. Of this increase, $255,000 was attributable to the initial application of SFAS No.125. As more fully disclosed in Note 1 to the accompanying consolidated financial statements of Seacoast Financial, SFAS No. 125 required that Seacoast Financial capitalize, for the first time, the value of servicing rights on loans originated and sold to others with servicing retained by Seacoast Financial. The remaining increase of $106,000 in gains on sales of loans was attributable to an increase in the volume of loan sales from $15.5 million in 1996 to $30.1 million in 1997.

     Non-Interest Expense. Total non-interest expense was $24.8 million in 1997, compared to $24.2 million in 1996, an increase of $652,000, or 2.7%. This increase was primarily attributable to an increase of $743,000, or 5.8%, in salaries and employee benefits and an increase of $482,000, or 64.9%, in marketing expenses, which increases were partially offset by a decrease of $271,000 in deposit insurance premiums, $125,000 in other real estate owned expenses, and a $416,000 recovery of life insurance premiums recognized when an insurance company emerged from receivership in 1997.

     The increase in salaries and employee benefits in 1997 was caused by an increase of $415,000, or 3.4%, in salaries and employee benefits and a $328,000, or 47.1%, increase in bonuses paid in accordance with Compass's bonus plan. These increases were primarily driven both by individual and institutional performance in 1997 as the average number of full-time equivalent employees in 1997 remained almost flat at 336 compared to 334 in 1996.

     The increase in marketing expense in 1997 was due to significant promotional activities associated with the introduction of the Preferred Checking and Prime for Life equity loan programs. In addition, Compass introduced its website on the Internet.

     FDIC insurance expense decreased by $271,000 in 1997 because of a reduction in the annual premiums charged by the FDIC on insurable deposits.

     Other real estate owned ("OREO") expenses declined by $125,000 in 1997 primarily due to a reduction in the number of properties held as OREO and stable real estate market values.

     Income Taxes. Total income tax expense was $7.7 million in 1997 compared to $6.5 million in 1996. The effective tax rate was slightly higher in 1997 (39.5%) than in 1996 (39.2%) primarily because Compass's effective Federal statutory tax rate increased by 1% with the growth in taxable income partially offset by a reduction in the effective state tax rate caused by Compass's greater utilization of non-bank subsidiaries that were taxed at a lower rate.


Comparison of Operating Results for the Years Ended October 31, 1996 and October 31, 1995

     General. Net income increased by $2.7 million, or 35.7%, from $7.5 million in 1995 to $10.2 million in 1996. Contributing to the increase in net income was a $4.9 million, or 15.5%, improvement in net interest income, $462,000 more in deposit and other banking fees, $428,000 less in expenses relating to other real estate owned and an $806,000 reduction in premiums paid to the FDIC for deposit insurance. Partially offsetting these additions to income was a $2.0 million increase in the provision for income taxes and a $1.5 million increase in the provision for loan losses.

     Interest Income. Interest income was $74.1 million in 1996, compared to $66.5 million in 1995, an increase of $7.6 million, or 11.5%. Of this increase, $710,000 resulted from higher asset yields and $6.9 million from a higher volume of interest-earning assets. The 15 basis point increase in the average yield on interest-earning assets was caused by the upward movement in the prime rate throughout 1994 and most of 1995. This movement was beneficial to Seacoast Financial since the interest rates on much of its commercial loan portfolio are based on the prime rate. In addition, Seacoast Financial's growth in interest-earning assets was entirely within the higher yielding loan portfolio while the investment portfolio was reduced slightly in 1996. Total average interest-earning assets increased by $80.7 million, or 9.3%, to $946.3 million in 1996. Most of the loan growth was in real estate loans (up $46.7 million, or 10.3%) and in indirect auto loans (up $25.2 million, or 20.2%).

     Interest Expense. Interest expense was $37.2 million in 1996, compared to $34.5 million in 1995, an increase of $2.7 million, or 7.8%. This increase was due to higher levels of deposits as the average rate paid on interest-bearing liabilities was virtually unchanged. Average interest-bearing deposits increased by $62.0 million, or 8.2%. Of this increase, $46.2 million, or 74.5%, was attributable to certificates of deposit. With the gradual decline in money market and other savings deposit account rates which began in 1995 and remained flat in 1996, depositors continued to shift more of their funds to higher paying certificate of deposit accounts. Consequently, NOW, savings and money market accounts increased, in the aggregate, only $15.8 million, or 4.3%, in 1996. Despite the shift in deposit mix toward term certificates having higher rates, the cost of funds for all deposits was only one basis point higher in 1996 at 4.24%. The average balance of borrowed funds decreased $1.9 million from $40.9 million in 1995 to $39.0 million in 1996 while the average cost of such borrowings increased from 6.57% in 1995 to 6.73% in 1996.

     Provision for Loan Losses. In 1996, Seacoast Financial provided $1.2 million for loan losses. Because a credit of $351,000 was recognized in 1995, the provision increased by $1.5 million in 1996. During 1995, Compass acquired Martha's Vineyard National Bank which had an allowance for loan losses of $3.5 million at the date of acquisition. In assessing its overall reserve requirements, management of Seacoast Financial determined that such reserves could be reduced in 1995 and recorded a credit of $351,000. While the 1996 provision reflects a significant increase from 1995, such provision is comparable to amounts recorded in recent years.

     Non-Interest Income. Non-interest income increased to $5.1 million in 1996 from $4.4 million in 1995 primarily as a result of a $462,000 increase in basic monthly fees and returned check charges on checking accounts. These increased fees resulted from the introduction of a standard monthly fee assessed on certain checking accounts and an increase in the fee charged on returned checks, both of which changes were implemented during 1996. In addition, ATM service fees contributed to the increase in non-interest income in 1996.

     To a lesser extent, gains from the sale of both investment securities and residential real estate loans contributed to the 1996 increase as Seacoast Financial realized a net gain on security transactions as compared to a net loss in 1995 and favorable rates on real estate loans made it possible to increase sales of fixed rate loans in the secondary market.

     Non-Interest Expense. Total non-interest expense was $24.2 million in 1996, compared to $24.7 million in 1995, a decrease of $532,000, or 2.2%. The decrease was attributable to a $806,000 reduction in premiums paid to the FDIC for deposit insurance, from $1.2 million in 1995 to $392,000 in 1996, and a $428,000 decrease in net expenses related to other real estate owned, a reduction consistent with the decline in foreclosed properties held. Other categories of non-interest expense increased by an aggregate of $702,000, or 2.9%, in 1996, principally due to the impact of Seacoast Financial's acquisition of Martha's Vineyard National Bank on December 28, 1994.

Accordingly, the activities of the acquired bank are fully reflected in 1996 while 1995 includes only 10 months of combined operations.

     Income Taxes. Income tax expense was $6.5 million in 1996 and $4.5 million in 1995, an increase of $2.0 million, or 44.4%. The effective tax rate increased from 37.6% in 1995 to 39.2% in 1996 primarily as a result of an increase in state income taxes resulting from a relative decline in the portion of income taxed at lower rates applicable to non-bank subsidiaries.


Liquidity and Capital Resources

     Seacoast Financial's primary sources of funds are deposits, principal and interest payments on loans and debt securities and borrowings from the FHLB. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by interest rate trends, economic conditions and competition.

     Total assets increased by $70.0 million, $78.8 million, $43.8 million, and $192.0 million (including $128.7 million resulting from the acquisition of Martha's Vineyard National Bank) for the seven months ended May 31, 1998 and the years ended October 31, 1997, 1996 and 1995. These increases included $64.2 million, $72.1 million, $72.1 million and $166.1 million (including $104.4 million resulting from the acquisition of Martha's Vineyard National Bank), respectively, of growth in Seacoast Financial's gross loan portfolio.

     During the past few years, the combination of generally low interest rates on deposit products, and the attraction of alternative investments, such as mutual funds and annuities, has significantly affected deposit mix and flows. Seacoast Financial experienced a $44.4 million net deposit inflow for the seven months ended May 31, 1998 and net deposit inflows of $55.3 million, $22.9 million and $172.4 million (including $116.1 million of deposits acquired in the acquisition of Martha's Vineyard National Bank) for the years ended October 31, 1997, 1996 and 1995, respectively. During the period from November 1, 1994 to May 31, 1998, time deposits increased from 43.1% to 51.6% of total deposits.


     Compass has expanded its use of borrowings from the FHLB as part of its management of interest rate risk. Such borrowings increased by $13.6 million, $5.6 million, $6.0 million and $7.9 million during the seven months ended May 31, 1998 and the years ended October 31, 1997, 1996 and 1995, respectively. At May 31, 1998, total borrowings from the FHLB amounted to $64.6 million and Compass had the capacity to increase that total to $358.6 million. Depending on market conditions and Compass's liquidity and GAP position, Compass may continue to borrow from the FHLB.

     Seacoast Financial's most liquid assets are cash and due from banks, short-term investments and debt securities. The levels of these assets are dependent on Seacoast Financial's operating, financing, lending and investment activities during any given period. At May 31, 1998, cash and due from banks, short-term investments and debt securities maturing within one year amounted to $77.8 million, or 6.6% of total assets.

     At May 31, 1998, Compass had commitments to originate loans, unused outstanding lines of credit, standby letters of credit and undisbursed proceeds of loans totaling $105.9 million. Compass anticipates that it will have sufficient funds available to meet its current loan commitments. Certificates of deposit maturing within one year from May 31, 1998 amounted to $421.4 million. Compass expects that substantially all maturing certificate accounts will be retained by Compass at maturity. At May 31, 1998, Compass exceeded all of its regulatory requirements with a leverage capital of $102.6 million, or 8.89% of average assets, which is above the required level of $46.2 million or 4.00%, and total risk-based capital of $112.9 million, or 13.69% of adjusted assets, which is above the required level of $66.0 million, or 8.00%. Seacoast Financial also exceeded all regulatory capital requirements applicable to bank holding companies. See "Regulation of Seacoast Financial and Compass--Regulatory Capital Requirements" and "--Insurance of Accounts and Regulation by the FDIC."


Impact of Inflation and Changing Prices

     The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with GAAP, which requires the measurement of financial position and operating results in terms of historical dollar amounts without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Seacoast Financial's operations. Unlike industrial companies, nearly all of the assets and liabilities of Seacoast Financial are monetary in nature. As a result, interest rates have a greater impact on Seacoast Financial's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.


Impact of New Accounting Standards

     Accounting for Stock-Based Compensation. In November 1995, the FASB issued SFAS No. 123, "Accounting for Stock Based Compensation." The statement established financial accounting standards for stock-based employee compensation plans. SFAS No. 123 permits Seacoast Financial to choose either a new fair value based method or the Accounting Principles Board (the "APB") Opinion 25 intrinsic value based method of accounting for its stock-based compensation arrangements. SFAS No. 123 requires pro forma disclosures of net earnings and earnings per share computed as if the fair value based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under APB Opinion 25. SFAS No. 123 applies to all stock-based employee compensation plans in which an employer grants shares of its stock or other equity instruments to employees except for employee stock ownership plans. SFAS No. 123 also applies to plans in which the employer incurs liabilities to employees in amounts based on the price of the employer's stock (e.g., stock option plans, stock purchase plans, restricted stock plans and stock appreciation rights). The statement also specifies the accounting for transactions in which a company issues stock options or other equity instruments for services provided by nonemployees or to acquire goods or services from outside suppliers or vendors. The recognition provisions of SFAS No. 123 for companies choosing to adopt the new fair value based method of accounting for stock-based compensation arrangements is applicable to all transactions entered into in fiscal years that begin after December 15, 1995. Any effect that this statement will have on Seacoast Financial will be applicable upon consummation of the Offering.

     Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application of the Statement is not permitted. In December 1996, the FASB issued SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of SFAS No. 125." That statement requires the deferral of implementation as it relates to repurchase agreements, dollar-rolls, securities lending and similar transactions until years beginning after December 31, 1997. Earlier or retroactive application of SFAS No. 125 is not permitted. Adoption of SFAS No. 125 and SFAS No. 127 has not had a material impact on the financial position or operating results of Seacoast Financial.

     Earnings Per Share. In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." This statement, which supersedes APB Opinion 15, simplifies the reporting of earnings per share by eliminating the presentation of primary earnings per share and requiring the presentation of basic earnings per share. The calculation of basic earnings per share excludes the effect of potential common shares to be issued, thus resulting in no dilution. The statement requires entities with complex capital structures to present basic and diluted earnings per share on the face of the income statement and eliminates the modified treasury stock method of computing potential common shares. The statement is effective for financial statements issued for fiscal years ending after December 15, 1997. Seacoast Financial will follow the guidance of SFAS No. 128 when it is required to report earnings per share.

     Reporting Comprehensive Income. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." The statement requires entities presenting a complete set of financial statements to include details of comprehensive income that arise in the reporting period. Comprehensive income consists of net income or loss for the current period and other comprehensive income consisting of revenue, expenses, gains and losses that bypass the income statement and are reported directly in a separate component of equity. Other comprehensive income includes, for example, unrealized gains and losses on certain investment securities, minimum pension liability adjustments and foreign currency items. SFAS No. 130 requires that components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. At May 31, 1998, Seacoast Financial's other comprehensive income consisted of unrealized gains on securities classified as available for sale, net of taxes. The statement is effective for fiscal years beginning after December 15, 1997 and requires restatement of prior period financial statements presented for comparative purposes.

     Disclosures about Segments of an Enterprise and Related Information. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statement changes the current practice for reporting segment information under SFAS No. 14, "Financial Reporting for Segments of an Enterprise." Public entities are required to report financial and descriptive information about their reportable operating segments. An operating segment is a component of an entity for which financial information is developed and evaluated by the entity's chief operating decision maker to assess performance and to make decisions about resource allocation. Disclosures about operating segments should generally be based on the information used internally. The statement is effective for financial statements for periods beginning after December 15, 1997. On adoption, comparative information for earlier years is to be restated.

     Employers' Disclosures About Pensions and Other Postretirement Benefits. In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which is to become effective for fiscal years beginning after December 15, 1997. This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. Restatement of disclosures for earlier periods provided for comparative purposes is required unless the information is not readily available.

     Accounting for Derivative Instruments and Hedging Activities. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is effective for fiscal years beginning after June 15, 1999. The Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. Management does not anticipate that the adoption of this statement will have a material impact on the financial position or operating results of Seacoast Financial.

                        BUSINESS OF SEACOAST FINANCIAL


     Seacoast Financial is a mutual holding company that was created in connection with Compass's reorganization into the mutual holding company form of organization in 1994. Seacoast Financial is registered with the FRB as a bank holding company under the BHCA. Since the formation of Seacoast Financial, it has owned 100% of Compass's outstanding capital stock, and will continue to do so after consummation of the Conversion.


     In addition to the capital stock of Compass, Seacoast Financial's assets consist primarily of approximately $5.4 million in investment securities and cash as of May 31, 1998. Seacoast Financial is subject to regulation and supervision by the FRB and the Commissioner. See "Regulation of Seacoast Financial and Compass--Holding Company Regulation."

     Upon completion of the Conversion and the Merger, Seacoast Financial will have no significant liabilities and no assets other than 100% of the shares of Compass's outstanding common stock, its investment securities and any net proceeds of the Conversion not contributed to Compass.

     On a consolidated basis, Seacoast Financial's total assets and deposits have grown from $1,027.8 million and $882.6 million, respectively, as of October 31, 1996 to $1,106.6 million and $937.9 million, respectively, as of October 31, 1997. At May 31, 1998, total assets and deposits were $1,176.6 million and $982.4 million, respectively. Seacoast Financial's gross loan portfolio has increased from $748.1 million as of October 31, 1996 to $884.4 million on May 31, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Seacoast Financial--Comparison of Financial Condition at October 31, 1997 and October 31, 1996" and "--Comparison of Financial Condition at May 31, 1998 and October 31, 1997."

     The management of Seacoast Financial is set forth under "Management of Seacoast Financial and Compass." At the present time, Seacoast Financial does not employ any persons other than certain officers who are also officers of Compass but uses the support staff of Compass from time to time. Additional employees may be hired as appropriate to the extent Seacoast Financial expands its business in the future.

     The fiscal years of both Seacoast Financial and Compass end on October 31.

                              BUSINESS OF COMPASS


General

     Based on total assets, Compass was the sixth largest savings bank in Massachusetts as of October 31, 1997. Compass is principally engaged in the business of attracting deposits from the general public and investing those deposits in loans and investment securities. Individual and business customers of Compass have a variety of deposit accounts with Compass, including NOW (checking) and other demand deposit accounts, passbook savings accounts, money market deposit accounts, Individual Retirement Accounts ("IRAs") and various certificates of deposit. Compass's loan portfolio includes residential and commercial real estate loans, indirect auto loans, construction loans and consumer and commercial loans. With its emphasis on commercial and commercial real estate lending as well as its indirect auto loan program, management believes that Compass differs from the typical savings bank. Savings banks normally concentrate to a greater degree on residential mortgage lending. Compass's investment portfolio consists primarily of U.S. Government and Agency securities, corporate debt obligations, mortgage-backed securities and, to a lesser extent, marketable equity securities.

     Compass's results of operations depend to a large degree on its net interest income, which is the difference between interest income from loans and investments and interest expense for deposits and borrowings. See "Risk Factors--Potential Impact of Changes in Interest Rates on Seacoast Financial's Earnings."

     For a description of certain effects of the Merger on Seacoast Financial's and Compass's business, see "Certain Effects of the Merger on Seacoast Financial."


Market Area and Competition

     Compass is a community-oriented savings bank offering a variety of financial products and services to meet the needs of the communities it serves. Compass's deposit gathering is concentrated in the communities surrounding its 23 full service branch offices located in the southeastern Massachusetts areas of Greater New Bedford, Greater Fall River, Greater Plymouth and the island of Martha's Vineyard. Compass also maintains four free-standing ATM machines and two limited-service high school branches. Compass primarily originates loans secured by one- to four-family residential properties and commercial real estate, indirect auto loans, commercial loans and consumer loans within southeastern Massachusetts and, to a much lesser degree, Rhode Island.

     Compass's main office is located in New Bedford, Massachusetts. New Bedford had an estimated population of 99,088 in 1995 and is located in the southeastern, or "South Coast," region of Massachusetts, approximately 60 miles south of Boston and 30 miles east of Providence, Rhode Island. The City of New Bedford was historically a major center of the New England fishery and textile industries. Compass also operates in the City of Fall River, another city with a history of textile manufacturing. Fall River had an estimated population of 92,560 in 1995 and is located to the west of New Bedford and just north of the southern Massachusetts coastline. Over the past several decades, the cities of New Bedford and Fall River have experienced relatively flat economic activity and higher unemployment rates than most of New England and the country, primarily as a result of a reduction in manufacturing and marine-related jobs there. Although the economy in New Bedford and Fall River has not generally been as strong as that of the rest of Massachusetts and New England, neither has it been as volatile. For example, these areas did not experience the rapid economic growth and increase in real estate values that characterized much of Massachusetts and New England during the 1980's, and therefore were not hit as hard by the economic recession suffered by New England in the late 1980's and early 1990's. Similarly, while the economies and real estate markets of parts of New England have improved significantly since the end of the recession in the early 1990's, the economies of and real estate markets in New Bedford and Fall River, although relatively stable, lag behind the rest of the region. However, many well-known manufacturers, such as Titleist Footjoy Worldwide, American Flexible Conduit, Acushnet Rubber, Globe Manufacturing and Quaker Fabrics, are still located in the New Bedford and Fall River areas. In addition, the recent designation of the New Bedford Waterfront and adjoining Historic District as a National Park dedicated to New Bedford's history as the "Whaling Capital of the World" could have a positive impact on the local economy.

     Compass also operates in the towns surrounding New Bedford and Fall River, which have experienced significant growth over the last decade. The University of Massachusetts at Dartmouth has been a regional source for educational opportunities and a catalyst for economic development. Single family home construction has accelerated in the suburban towns of Dartmouth, Acushnet, Westport, Somerset and Swansea during the past five years.

     Compass's market area also includes the resort island of Martha's Vineyard. Compass opened a loan production office on Martha's Vineyard in 1986, and acquired the Martha's Vineyard National Bank in December 1994. A well-known and affluent vacation destination, the island's economy is cyclical, driven primarily by the tourist industry, which includes second homes, restaurants, inns, hotels, small service businesses and tradespeople.

     In 1994, Compass entered Plymouth County through its acquisition of a significant portion of the deposits of the Plymouth Federal Savings Bank ("Plymouth Federal") from the Resolution Trust Corporation. Plymouth is, by area, the largest town in Massachusetts. Its size and direct highway and rail access to Boston have created recent increased demand for mortgage and residential construction loans there. Compass continues to operate one of the former Plymouth Federal branch offices, and has opened three additional branches in the area in order to increase deposit and lending opportunities, one in the town of Carver, one in Manomet (a section of the town of Plymouth) and the third in the town of Plymouth. Compass has also become an active real estate lender in the communities north of Plymouth which are generally desirable suburban towns populated by Boston commuters.

     Compass's current business activity in the Cape Cod market is primarily restricted to its indirect auto lending program. Following the Merger, Compass's market area will expand to include Sandwich's substantial Cape Cod market. Like Martha's Vineyard, Cape Cod is a tourist destination, with a cyclical economy based primarily on second homes, restaurants, inns, hotels and small service businesses. See "Certain Effects of the Merger on Seacoast Financial."

     Compass faces significant competition both in generating loans and in attracting deposits. Compass's primary market area is highly competitive and Compass faces direct competition from a significant number of financial institutions, many with a state-wide, a regional and, in some cases, a national presence. Many of these financial institutions are significantly larger and have greater financial resources than Compass. Compass's competition for loans comes principally from commercial banks, savings banks, credit unions, mortgage brokers, mortgage banking companies and insurance companies. Its most direct competition for deposits has historically come from savings, cooperative and commercial banks and credit unions, particularly in Fall River and New Bedford. In addition, Compass faces increasing competition for deposits from non-bank institutions, such as brokerage firms and insurance companies which offer instruments like short-term money-market funds, corporate and government securities funds, mutual funds and annuities. Competition may also increase as a result of the lifting of restrictions on the interstate operations of financial institutions. Finally, credit unions do not pay federal or state income taxes and are subject to fewer regulatory constraints than savings banks. Numerous credit unions are located in Fall River and Rhode Island and, because of their tax and regulatory status, they enjoy a competitive advantage over Compass. This advantage places significant competitive pressure on the prices of Compass's loan and deposits. See "Risk Factors--Competition."


Lending Activities

     General. Compass's gross loan portfolio totaled $884.4 million as of May 31, 1998, representing 75.2% of Compass's total assets on that date. Compass primarily makes residential real estate loans secured by one- to four-family residences, indirect auto loans and commercial real estate loans. Such loans represented 41.6%, 28.0% (net of unearned discounts) and 14.1%, respectively, of Compass's gross loan portfolio as of May 31, 1998. Compass started making indirect auto loans in 1985 and, between October 31, 1995 and May 31, 1998, that portion of Compass's loan portfolio grew by 77.4%. Compass also makes home equity line of credit loans, residential and commercial construction loans, commercial loans, fixed rate home equity loans, personal installment loans, education loans and passbook loans. Real estate secures a majority of Compass's loans as of May 31, 1998, including some loans classified as commercial loans.

     Compass makes loans throughout its market area and originated $363.7 million in loans during 1997 and $303.5 million in loans during the seven months ended May 31, 1998. It sold, on a servicing retained basis, $33.7 million and $45.4 million in residential loans in the secondary market during those same periods, respectively.

     The types of loans that Compass may originate are subject to federal and state law and regulations. Interest rates charged by Compass on loans are affected primarily by the demand for such loans, the supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by national, regional and local economic conditions, the levels of federal government spending and revenue, monetary policies of the FRB and tax policies.

     The following table summarizes the composition of Compass's gross loan portfolio as of certain dates:




                                                                                    At October 31,
                                      At May 31,         -------------------------------------------------------------------
                                         1998                    1997                  1996                     1995
                                 ---------------------   ------------------   ---------------------   ----------------------
                                              Percent               Percent                Percent                  Percent
                                   Amount    of total      Amount  of total    Amount     of total       Amount    of total
                                 ---------- ----------   --------  --------   --------   ----------   ----------- ----------
                                                               (Dollars in thousands)
Real estate loans:
Residential
 (one- to four-family) ......... $368,136      41.63%    $363,030    44.26%   $343,204      45.88%     $336,489      49.78%
Commercial (1) .................  125,089      14.14      124,059    15.13     128,707      17.20       103,096      15.25
Home equity lines of credit        15,941       1.80       15,133     1.85      17,288       2.31        18,857       2.79
Construction, net ..............   41,925       4.74       33,894     4.13      25,007       3.34        15,877       2.35
                                 --------     ------     --------   ------    --------     ------      --------     ------
 Total real estate loans .......  551,091      62.31      536,116    65.37     514,206      68.73       474,319      70.17
                                 --------     ------     --------   ------    --------     ------      --------     ------
Commercial loans ...............   58,200       6.58       51,371     6.26      46,211       6.18        43,402       6.42
                                 --------     ------     --------   ------    --------     ------      --------     ------
Consumer loans:
Indirect auto loans ............  280,215      31.68      238,114    29.03     189,865      25.38       159,433      23.58
Other ..........................   27,553       3.12       24,662     3.01      22,063       2.95        18,764       2.78
                                 --------                --------             --------                 --------
 Consumer loans ................  307,768                 262,776              211,928                  178,197
Less: unearned discount ........   32,637                  30,066               24,232                   19,911
                                 --------                --------             --------                 --------
 Total consumer loans ..........  275,131      31.11      232,710    28.37     187,696      25.09       158,286      23.41
                                 --------     ------     --------   ------    --------     ------      --------     ------
 Total loans ................... $884,422     100.00%    $820,197   100.00%   $748,113     100.00%     $676,007     100.00%
                                 ========     ======     ========   ======    ========     ======      ========     ======


                                                  At October 31,
                                 --------------------------------------------------
                                           1994                      1993
                                  ----------------------    -----------------------
                                                Percent                   Percent
                                     Amount    of total        Amount     of total
                                  ----------- ----------    ----------- -----------
                                                (Dollars in thousands)
Real estate loans:
Residential
 (one- to four-family) .........   $268,010      52.56%      $251,623       55.78%
Commercial (1) .................     67,784      13.30         61,938       13.73
Home equity lines of credit          11,448       2.25         13,016        2.89
Construction, net ..............     14,844       2.91         13,719        3.04
                                   --------     ------       --------      ------
 Total real estate loans .......    362,086      71.02        340,296       75.44
                                   --------     ------       --------      ------
Commercial loans ...............     20,763       4.07         17,061        3.78
                                   --------     ------       --------      ------
Consumer loans:
Indirect auto loans ............    125,667      24.65         90,159       19.99
Other ..........................     15,433       3.03         14,120        3.13
                                   --------                  --------
 Consumer loans ................    141,100                   104,279
Less: unearned discount ........     14,081                    10,522
                                   --------                  --------
 Total consumer loans ..........    127,019      24.91         93,757       20.78
                                   --------     ------       --------      ------
 Total loans ...................   $509,868     100.00%      $451,114      100.00%
                                   ========     ======       ========      ======

--------
(1) In September 1996, Compass reclassified approximately $28.0 in multifamily loans from residential real estate to commercial real estate. Corresponding prior-period reclassifications have not been made.

     Loan Origination and Underwriting. Loan officers based in each of Compass's four regions--Plymouth, Fall River, New Bedford and Martha's Vineyard--originate and underwrite Compass's mortgage and commercial loans. Compass underwrites consumer loans at its main office, although it originates such loans at its branches and, in the case of indirect auto loans, through a network of car dealers. Compass also employs nine traveling loan originators, based in the four regions, who originate residential mortgage loans. Compass has recently entered into agreements for the origination of, and has begun purchasing, adjustable rate residential mortgage loans by Boston area mortgage correspondents.

     Compass relies on print, radio, television and cable advertising, on referrals from existing customers, attorneys and real estate professionals and on relationships with existing borrowers to originate loans. In addition, Compass solicits consumer loans, including home equity loans, by direct mail to existing deposit and residential mortgage loan customers. Compass tries to develop relationships with its customers in which customers see Compass as a source of support in the management of their personal finances or in the conduct of their businesses. Based on those relationships, many customers have more than one account with and/or loan from Compass. Finally, Compass relies on relationships with automobile dealers operating throughout its current market area, Rhode Island and on Cape Cod to generate new indirect auto loans. The dealers originate the loans, send loan applications to Compass and Compass underwrites them. Compass maintains frequent contact with its dealers through its Senior Vice President, Consumer Lending, and through a sales officer who devotes all of his time to servicing this business.

     Compass's underwriting of loans varies depending on the types of loan underwritten. It generally includes the use of credit applications, property appraisals and verification of an applicant's credit history, employment and banking relationships to the extent management deems appropriate in each case. Additional information concerning the underwriting of specific types of loans is set forth in sections that discuss those loans and in the discussion of environmental factors that affect lending. See "--Lending Activities," "--Residential Real Estate Loans," "--Indirect Auto and Other Consumer Loans," "--Commercial Real Estate Loans," "--Commercial Loans,"
"--Construction Loans" and "--Environmental Issues."

     Four senior loan officers oversee loan origination and underwriting. Individual loan officers may originate loans within certain approved lending limits. A credit committee, consisting of senior loan officers, must approve all commercial loans that exceed $300,000 and Compass's Board of Directors or the executive committee thereof must approve all loans over $750,000. Pursuant to its loan policy, Compass generally will not make loans aggregating more than $5.0 million to any one borrower. Exceptions to this "house" lending limit are approved by the Board. At May 31, 1998, two customers had aggregate borrowing capacity with Compass which exceeded this limit, with outstanding loans (all of which were performing in accordance with their terms), commitments and amounts available under lines of credit totaling $8.2 million and $5.1 million at that date. Compass's internal lending limit is significantly lower than the Massachusetts legal lending limit, which is 20% of a bank's surplus and capital stock accounts, or $20.1 million for Compass as of May 31, 1998.

     The following table sets forth certain information concerning Compass's origination of loans:



                                                           Seven months
                                                           ended May 31,                 Year ended October 31,
                                                     -------------------------   ---------------------------------------
                                                         1998          1997          1997          1996          1995
                                                     -----------   -----------   -----------   -----------   -----------
                                                                               (In thousands)
Loans outstanding at beginning of period .........    $820,197      $748,113      $748,113      $676,007      $509,868
 Loans originated:
 Mortgage loans:
  Residential (1) ................................     106,569        50,547        94,743       104,856        56,184
  Commercial real estate (1) .....................       6,842        10,392        12,292        21,761        15,502
  Construction ...................................      35,196        23,421        46,659        26,784        19,645
  Home Equity ....................................       8,168         2,450         7,644         5,934         3,542
                                                      --------      --------      --------      --------      --------
   Total mortgage loans ..........................     156,775        86,810       161,338       159,335        94,873
 Commercial loans ................................      39,419        37,265        61,333        53,462        48,370
 Indirect auto loans .............................      97,143        62,073       128,117       100,305        85,558
 Other consumer loans ............................      10,122         7,523        12,877        13,518        10,486
                                                      --------      --------      --------      --------      --------
   Total loans originated ........................     303,459       193,671       363,665       326,620       239,287
                                                      --------      --------      --------      --------      --------
 Purchases of mortgage loans .....................       6,736           500         4,461         8,859         8,313
                                                      --------      --------      --------      --------      --------
 Acquisition of Martha's Vineyard
   National Bank .................................          --            --            --            --       104,393
                                                      --------      --------      --------      --------      --------
 Less:
  Principal repayments ...........................     198,612       145,866       257,049       224,612       160,012
  Loans sold or securitized ......................      45,360        16,084        33,726        35,260        18,827
  Transfers to other real estate owned ...........       1,098         2,023         3,333         2,430         5,783
  Principal charged-off ..........................         900           839         1,934         1,071         1,232
                                                      --------      --------      --------      --------      --------
 Loans outstanding at end of period ..............    $884,422      $777,472      $820,197      $748,113      $676,007
                                                      ========      ========      ========      ========      ========

------------
(1) In September 1996, Compass reclassified as commercial real estate loans approximately $28.0 million in multi-family loans that previously had been classified as residential real estate. Corresponding reclassifications were not made for prior periods.

     Compass charges origination fees, or points, and collects fees to cover the costs of appraisals and credit reports on most new residential mortgage loans. Compass also collects late charges on real estate loans and prepayment premiums on commercial mortgage loans. Compass generally charges availability fees on lines of credit. For information regarding Compass's recognition of loan fees and costs, see Note 1 of the notes to the Consolidated Financial Statements of Seacoast Financial and Subsidiary presented elsewhere herein.

     Loan Purchases. Compass occasionally purchases participation interests in commercial and residential real estate loans originated by other banks in its market area. Compass underwrites such loans as if it had originated them itself. Compass's interest in participation loans as of May 31, 1998 totaled $16.1 million, of which $11.2 million was acquired from a bank located on the island of Nantucket, Massachusetts.

     Loan Maturity and Repricing. The following table shows the contractual maturity and repricing dates of Compass's loan portfolio at May 31, 1998. The table does not reflect prepayments or scheduled principal amortization.



                                                                         At May 31, 1998
                              ---------------------------------------------------------------------------------------------------
                                          Real estate mortgage loans
                              ---------------------------------------------------                Indirect     Other
                                                                          Home                     auto     consumer     Total
                              Residential   Commercial   Construction    equity     Commercial     loans      loans      loans
                              -----------  ------------ -------------- ----------  ------------ ---------- ---------- -----------
                                                                         (In thousands)
Amounts due (1):
Within one year .............. $ 65,040      $ 44,940         $ 9,449    $13,267        $41,536   $  4,215   $ 3,792    $182,239
                               --------      --------         -------    -------        -------   --------   -------    --------
After one year:
More than one year to
 three years .................   96,326        54,941          13,528        173          8,137     59,562     5,001     237,668
More than three years to
 five years ..................   59,642        13,937           4,980        527          3,441    167,581     6,417     256,525
More than five years to
 ten years ...................   41,817         8,009           4,409      1,058          4,817     16,220    10,812      87,142
More than ten years ..........  105,311         3,262           9,559        916            269         --     1,531     120,848
                               --------      --------         -------    -------        -------   --------   -------    --------
 Total due after
  May 31, 1999 ...............  303,096        80,149          32,476      2,674         16,664    243,363    23,761     702,183
                               --------      --------         -------    -------        -------   --------   -------    --------
 Total amount due ............ $368,136      $125,089         $41,925    $15,941        $58,200   $247,578   $27,553     884,422
                               ========      ========         =======    =======        =======   ========   =======
Less:
Allowance for loan losses ....                                                                                           (10,508)
                                                                                                                        --------
 Net loans ...................                                                                                          $873,914
                                                                                                                        ========

------------
(1) Amounts due are net of unadvanced funds on loans.

     The following table sets forth, at May 31, 1998, the dollar amount of gross loans, net of unadvanced funds on loans, contractually due or scheduled to reprice after May 31, 1999 and whether such loans have fixed interest rates or adjustable interest rates:



                                                        Due after May 31, 1999
                                               ----------------------------------------
                                                  Fixed       Adjustable       Total
                                               -----------   ------------   -----------
                                                            (In thousands)
Real estate mortgage loans:
 Residential ...............................    $147,522       $155,574      $303,096
 Commercial ................................      13,666         66,483        80,149
 Construction ..............................      14,276         18,200        32,476
 Home equity ...............................       2,674             --         2,674
                                                --------       --------      --------
  Total real estate mortgage loans .........     178,138        240,257       418,395
Commercial loans ...........................      12,168          4,496        16,664
 Indirect auto loans .......................     243,363             --       243,363
 Other consumer loans ......................      23,761             --        23,761
                                                --------       --------      --------
  Total loans ..............................    $457,430       $244,753      $702,183
                                                ========       ========      ========

     Residential Real Estate Loans. As of May 31, 1998, adjustable rate mortgage loans represented approximately 60% and fixed-rate mortgage loans represented approximately 40% of Compass's portfolio of residential mortgage loans secured by one- to four-family owner-occupied properties. Compass originated $104.9 million, $94.7 million and $106.6 million of such loans in 1996, 1997 and in the first seven months of 1998, respectively. Compass's portfolio of residential loans totaled $368.1 million, which represented 41.6% of Compass's total loan portfolio at May 31, 1998. Over 90% of this portfolio is secured by single-family owner-occupied homes and the remainder is secured primarily by two-, three- or four-family owner-occupied homes.

     Compass currently sells most of the fixed-rate residential mortgage loans it originates with terms of 15 years or longer to the Federal Home Loan Mortgage Corporation ("FHLMC"). Compass is also authorized to sell loans to the Federal National Mortgage Association ("FNMA") and to service those loans but has not done so to date.

Compass continues to service loans that it sells to FHLMC and receives a monthly fee for servicing such loans equal to 0.25% per annum of the amounts outstanding on them. Compass serviced for others loans aggregating $238.2 million as of May 31, 1998 and it earned $571,000 and $305,000 in servicing fees, representing 9.61% and 8.08%, respectively, of its non-interest income, in 1997 and during the first seven months of 1998, respectively.

     Compass generally retains for its own portfolio fixed-rate residential mortgage loans with terms of less than 15 years and fixed-rate residential mortgage loans that are amortized on a bi-weekly basis and have terms between 10 and 30 years. Compass had $56.0 million of such loans in its portfolio as of May 31, 1998. Compass also retains in its portfolio fixed-rate mortgage loans that exceed the size limits of FHLMC's underwriting criteria, and loans made under its program for low-to-moderate income borrowers, as described below.

     Compass originates adjustable-rate residential mortgage loans mostly for its own portfolio. Compass originated $45.1 million and $26.4 million in such loans during 1997 and during the first seven months of 1998, respectively, and had $220.5 million of such loans in its residential loan portfolio, representing approximately 60% of such portfolio, as of May 31, 1998. Compass offers adjustable-rate mortgage loans that reprice annually, every three years or after five years and annually thereafter. The interest rate adjustments on these loans are indexed to the applicable one-year or three-year U.S. Treasury CMT Index with corresponding add-on margins of varying amounts. Such loans are subject to certain requirements and limitations set forth in guidelines issued by the Commissioner, including limitations on the amount and frequency of interest rate changes. Rates adjust by no more than one or two percentage points in each adjustment period and by no more than five or six points over the life of a loan. Adjustable rate loans are generally originated at a discount, generally ranging from 1.25% to 2.75%, from the fully margined index rate.


     Compass's residential mortgage loans are written in amounts up to 95% of the appraised value or selling price, whichever is less, of the property securing the loan, although the majority of such loans are written with ratios of 80% or less. Compass generally requires borrowers to obtain private mortgage insurance with respect to loans with a greater than 80% loan-to-value ratio.


     In 1994, Compass initiated a program to originate residential mortgage loans to low-to-moderate income borrowers. The loans have fixed or adjustable interest rates that are typically lower than prevailing market rates, are closed without points, have substantially lower closing costs than Compass's other residential loans and have terms of up to 30 years. The loans may have up to a 95% loan-to-value ratio, although borrowers must obtain private mortgage insurance if the loan-to-value ratio exceeds 80%. Compass does not sell these loans in the secondary market. Compass makes the loans with funds borrowed under the Community Investment Program ("CIP") and the New England Fund ("NEF") housing programs of the Federal Home Loan Bank of Boston (the "FHLB"). These programs permit Compass to borrow from the FHLB at below market rates to finance the loans. Compass had $21.3 million of CIP-funded loans and $19.5 million of NEF-funded loans in its residential loan portfolio, representing 11.1% of such portfolio, as of May 31, 1998.


     Compass originates, sells and services residential mortgage loans to low- and moderate-income first-time home buyers with funds provided by the Massachusetts Housing Finance Agency. As of May 31, 1998, Compass serviced $3.9 million of such loans.


     Commercial Real Estate Loans. Compass makes commercial real estate loans throughout its market area. Compass originated $12.3 million and $6.8 million in commercial real estate loans in 1997 and during the first seven months of 1998, respectively, and had $125.1 million in commercial real estate loans in its loan portfolio, representing 14.1% of such portfolio, as of May 31, 1998.


     Properties that are used for borrowers' businesses, such as small office buildings, warehouses, restaurants, inns, retail facilities, industrial properties and multi-family income properties, normally collateralize Compass's commercial real estate loans. The loans typically have terms of up to 20 years and interest rates which adjust over periods of one to five years based on one of various rate indices. Commercial real estate loans with fixed interest rates have terms ranging from one to ten years, with the most frequent term lasting from three to five years.


     Compass primarily considers the quality of the borrower's management and the borrower's cash flows when it underwrites commercial real estate loans. Compass generally makes commercial real estate loans in an amount equal to no more than 80% of the appraised value of the property securing the loan. Compass generally requires the owners of businesses seeking commercial real estate loans to personally guarantee those loans.

     At May 31, 1998, $24.3 million of the commercial real estate loans in Compass's portfolio were secured by multi-family income properties. A majority of these properties are located in Fall River and New Bedford and contain between five and twelve units.

     Commercial real estate lending entails greater credit risks than residential mortgage lending to owner occupants. The repayment of commercial real estate loans depends on the business and financial condition of the borrower. Economic events and changes in government regulations, which Compass and its borrowers cannot control, could have an adverse impact on the cash flows generated by properties securing Compass's commercial real estate loans and on the value of such properties. Commercial properties tend to decline in value more rapidly than residential owner-occupied properties during economic recessions. See "Risk Factors--Construction, Commercial Real Estate, Commercial and Indirect Auto Lending Risks."

     Construction Loans. Compass makes both residential and commercial construction loans, primarily in Plymouth County, in and around New Bedford and on Martha's Vineyard. Compass typically makes the loans to owner-borrowers who will occupy the properties (residential construction) and to licensed and experienced developers for the construction of single-family home developments (commercial construction). Developers build homes in Plymouth County to accommodate a growing population that commutes to work in Boston. There are few developments on Martha's Vineyard but individuals regularly build secondary residences there.


     Compass makes construction loans only to developers who have successful track records. Compass generally increases the loan-to-value ratios on such loans as construction progresses. Before any work has commenced, and while a construction loan's only collateral is a plot of land, Compass will finance only up to 70% of the value of that land. Once construction has begun, Compass will generally make residential construction loans in amounts up to 90% (for primary homes) and 80% (for secondary homes) of the lesser of the appraised value of the property, as completed, or the property's cost of construction. Compass generally makes commercial construction loans in amounts up to 75% of the lesser of the property's appraised value, as completed, or construction cost and generally requires developers seeking commercial construction loans to personally guarantee them. Compass typically makes commercial construction loans only to finance construction on developments that have no more than 20 housing lots.


     Compass disburses the proceeds of construction loans in stages and requires developers to pre-sell a certain percentage of the properties they plan to build before Compass will advance any construction financing. Compass officials inspect each project's progress before Compass disburses additional funds to verify that borrowers have completed project phases.


     Residential construction loans to owner-borrowers generally convert to a fully amortizing long-term mortgage loan upon completion of construction. Commercial construction loans generally have terms of six months to a maximum of two years. Some construction loans have fixed interest rates but Compass originates mostly adjustable-rate construction loans.


     Compass originated $46.7 million and $35.2 million in construction loans during 1997 and during the first seven months of 1998, respectively, and had $41.9 million in construction loans in its loan portfolio, representing 4.7% of such portfolio, as of May 31, 1998.


     Construction lending, particularly commercial construction lending, entails greater credit risk than residential mortgage lending to owner occupants. The repayment of construction loans depends on the business and financial condition of the borrower and on the economic viability of the project financed. A number of Compass's borrowers have more than one construction loan outstanding with the bank. Economic events and changes in government regulations, which Compass and its borrowers cannot control, could have an adverse impact on the value of properties securing construction loans and on the borrowers' ability to complete projects financed and, if not the borrower's residence, sell them for expected amounts at the time the projects were commenced. See "Risk Factors--Construction, Commercial Real Estate, Commercial and Indirect Auto Lending Risks."


     Home Equity Loans. Compass has a portfolio of home equity lines of credit secured by one- to four-family owner-occupied properties. These loans are revolving lines of credit and are typically secured by second mortgages. Interest rates on home equity loans normally adjust based on Compass's prime rate of interest. The lines of credit are available for up to ten years, at the end of which they become term loans which are amortized for the same amount of time as the original loan. Compass originates home equity line of credit loans in amounts from $10,000 to $150,000 but not, in any event, more than the difference between 80% (for primary homes) or 70% (for secondary homes) of the appraised value of the property securing the loan, or 70% (for primary homes) or 60% (for secondary homes) of the value of such property as assessed for tax purposes, and the outstanding balance of the first mortgage on such property. Compass had $15.9 million in home equity lines of credit in its loan portfolio, representing 1.8% of the portfolio, as of May 31, 1998. The undrawn portion of home equity lines of credit totaled $18.0 million at May 31, 1998.

     Commercial Loans. Compass primarily makes commercial loans to businesses that operate in and around New Bedford and on Martha's Vineyard. In recent months, Compass has increased its efforts to originate more such loans in Plymouth and Fall River by adding a commercial loan officer dedicated to those markets.

     Compass reviews the financial resources, debt-to-equity ratios, cash flows and Compass's own experience with businesses when underwriting commercial loans. Compass generally requires business owners to personally guarantee commercial loans.

     Compass's commercial loans are generally collateralized by equipment, leases, inventory and accounts receivable. Many of Compass's commercial loans are also collateralized by real estate, but are not classified as commercial real estate loans because such loans are not made for the purpose of acquiring, refinancing or constructing the real estate securing the loan. Commercial loans provide, among other things, working capital, equipment financing, financing for leasehold improvements and financing for acquisitions. Compass offers both term and revolving commercial loans. The former have either fixed or adjustable rates of interest and, generally, terms of between four and seven years. Term loans generally amortize during their life, although some loans require a lump sum payment at maturity. Revolving commercial lines of credit typically have one-year terms, renewable annually, and rates of interest which adjust on a daily basis. Such rates are normally indexed to Compass's prime rate of interest.

     Compass's commercial borrowers are not concentrated in any one particular industry. As of May 31, 1998, Compass's outstanding commercial loans included floor plan loans to auto dealerships, loans to hotels, inns and other tourism-related businesses on Martha's Vineyard, loans to building trade companies and loans to liquor stores.

     Compass originated $61.3 million and $39.4 million in commercial loans during 1997 and during the first seven months of 1998, respectively, and had $58.2 million in commercial loans in its loan portfolio, representing 6.6% of such portfolio, as of May 31, 1998.

     Commercial lending entails greater credit risks than residential mortgage lending to owner occupants. Repayment of both secured and unsecured commercial loans depends substantially on the borrower's underlying business, financial condition and cash flows. Unsecured loans generally involve a higher degree of risk of loss than do secured loans because, without collateral, repayment is wholly dependent upon the success of the borrower's business. Secured commercial loans are generally collateralized by equipment, leases, inventory and accounts receivable. Compared to real estate, such collateral is more difficult to monitor, its value is harder to ascertain, it may depreciate more rapidly and it may not be as readily saleable if repossessed. See "Risk Factors--Construction, Commercial Real Estate, Commercial and Indirect Auto Lending Risks."

     Indirect Auto and Other Consumer Loans. Compass emphasizes indirect auto lending through a network of automobile dealers, and was actively doing business with approximately 90 dealers at May 31, 1998. Compass has been in the indirect auto lending business since 1985 and has increased its portfolio of indirect auto loans from $79.6 million at October 31, 1993 to $247.6 million at May 31, 1998, or 28.0% (net of unearned discount) of the loan portfolio on the latter date. No one dealership originated more than $11.6 million of the loan balances outstanding in Compass's loan portfolio at May 31, 1998. In developing its network, Compass has continued to focus on dealers in its primary market areas as well as on Cape Cod and in Rhode Island. Since November 1996, a consumer lending sales officer has been dedicated full time to serving existing dealers in order to expand on those relationships and to develop potential new dealer relationships. The growth of the dealer network has been achieved through an emphasis on quality service and the development of long-term relationships with the owners and managers of the dealerships. Since the program began, no dealer has voluntarily ceased doing business with Compass. Compass does not currently engage in auto lease financing.

     Management believes that indirect auto lending has several advantages, including the following: (i) the dealer network creates numerous "loan centers" throughout Compass's market area; (ii) Compass can increase the network without increasing its operating expenses significantly; and (iii) the network develops a pool of customers to whom Compass can cross-sell other products and services.

     Compass makes indirect auto loans to purchase both new and used cars. The loans have terms of up to six years for those secured by new vehicles and five and a half years for those secured by used vehicles. As of May 31, 1998, approximately half of Compass's indirect auto loans were secured by new cars and the other half by used cars. Compass originated $128.1 million and $97.1 million in indirect auto loans during 1997 and during the first seven months of 1998, respectively.

     To underwrite its indirect auto loans, Compass reviews the credit history of applicants and determines appropriate debt-to-equity and loan-to-value ratios. Compass also believes that the quality of its indirect auto portfolio is positively affected by its efforts to build and maintain relationships with auto dealers who attract creditworthy customers. Compass tries to identify such dealers based on Compass's knowledge of car dealers in its market area.

     In connection with the origination of indirect auto loans, the interest rate charged to the borrower on the underlying loan is generally one to two percentage points higher than the "buy rate" or rate earned by Compass. The difference between the two rates is referred to as the "spread". At loan inception, the dollar value of the spread over the contractual term of the loan is prepaid by Compass to the auto dealer. Such prepaid amounts are generally subject to rebate to Compass in the event the underlying loan is prepaid or becomes delinquent. The risk of loss of amounts previously advanced to the dealer is primarily dependent upon loan performance but is also dependent upon the financial condition of the dealer. Consequently, the dealer's ability to refund any portion of the prepaid interest which is unearned is subject to economic conditions, generally, and the financial condition of the dealer. To mitigate this risk, Compass withholds a portion of the spread at loan origination as a dealer reserve. The amount withheld, in the aggregate, generally approximates 1% of the outstanding balance of loans originated by each dealer. At May 31, 1998, the balance of the dealer reserve was $3.4 million, or 1.2% of the balance of indirect auto loans. Since its inception of indirect auto lending in 1985, Compass has written-off interest spread prepaid to auto dealers on only one occasion and the loss was less than $50,000.

     Indirect auto lending entails greater risks than residential mortgage lending to owner occupants. Although Compass has not experienced significant delinquencies in this portfolio to date, borrowers may be more likely to become delinquent on an automobile loan than on a residential mortgage loan secured by their primary residence. Moreover, automobiles depreciate rapidly and, in the event of default, principal loss as a percent of the loan balance depends upon the mileage and condition of the vehicle at the time of repossession, over which Compass has no control See "Risk Factors-- Construction, Commercial Real Estate, Commercial and Indirect Auto Lending Risks."

     Compass makes a variety of other consumer loans, including personal installment loans, education loans, fixed-rate home equity loans, auto loans directly to customers and passbook loans. Compass does not have any credit card loans. Other consumer loans represented 3.1% of Compass's gross loan portfolio as of May 31, 1998. Compass's fixed-rate home equity loans are collateralized generally by second mortgages on residential properties. The loans have terms of up to 15 years and are available in amounts up to $50,000. Compass generally makes fixed-rate home equity loans that, together with any first mortgage loans on the properties collateralizing such loans, have a loan-to-value ratio of 80% or less (if the first mortgage is with another bank) or up to 90% (if the first mortgage is with Compass).


Environmental Issues

     Compass encounters certain environmental risks in its lending. Under federal and state environmental laws, lenders may become liable for the costs of cleaning up hazardous materials found on properties securing their loans. In addition, the presence of hazardous materials on such properties may make it unattractive for Compass to foreclose on them. Also, the presence of environmentally hazardous materials near but not on properties in which Compass has a security interest may have a negative effect on the values of those properties. Commercial real estate loans typically involve such risks but multi-family and other residential real estate loans are also subject to them.

     Compass has procedures for the assessment of environmental risks and it believes that those procedures are adequate. Before originating commercial real estate loans in excess of $250,000, Compass requires prospective borrowers to make a preliminary assessment of whether environmentally hazardous materials are located on the properties that would collateralize such loans. If a preliminary assessment raises concerns, Compass requires borrowers to conduct further environmental analyses of the properties. Before originating a commercial real estate loan below $250,000, a loan officer must review the appraisal of the property that will collateralize the loan to make sure that the borrower does not need to undertake a preliminary assessment of its environmental condition.

     Compass does not know of any environmental problems that might expose it to any material liabilities. No assurance can be given, however, that the values of properties securing loans in Compass's portfolio will not be adversely affected by environmental risks.


Delinquent Loans, Other Real Estate Owned, Classification of Assets and Loan Review

     Delinquent Loans. Management performs a monthly review of all delinquent loans with a principal balance in excess of $150,000. Compass's Collection Department Manager discusses the status of each account with Lending Department Managers, the Senior Lending Officer and Account Officers. In addition, Compass's Board of Directors reviews delinquency statistics by loan class on a monthly basis.

     The actions taken with respect to delinquencies vary depending upon the nature of the delinquent loans and the period of delinquency. Compass's collection philosophy is predicated upon early detection and response to delinquent and default situations. Compass seeks to make arrangements to cure the entire default over the shortest time frame. Generally, Compass requires that a delinquency notice be mailed no later than the 10th day of delinquency. A second notice is mailed on the 15th day of delinquency. A late charge is usually assessed on loans where the scheduled payment is unpaid after 15 days. After mailing the delinquency notices, Compass's loan collection personnel call the borrower to ascertain the reasons for delinquency and the prospects for payment. On loans secured by one- to four-family owner occupied properties, Compass attempts to work out a payment schedule with the borrower in order to avoid foreclosure. If these efforts do not achieve a satisfactory arrangement, Compass refers the loan to legal counsel and counsel initiates foreclosure proceedings. At any time prior to a sale of the property at foreclosure, Compass will terminate foreclosure proceedings if the borrower and Compass are able to work out a satisfactory payment plan. On loans secured by commercial real estate properties, Compass also seeks to reach a satisfactory payment plan so as to avoid foreclosure. Prior to foreclosure, Compass will generally obtain an updated appraisal of the property.

     The following table sets forth delinquencies in Compass's loan portfolio as of the dates indicated:



                                                     At May 31, 1998                            At October 31, 1997
                                      --------------------------------------------- --------------------------------------------
                                            60-89 days          90 days or more           60-89 days          90 days or more
                                      ---------------------- ---------------------- ---------------------- ---------------------
                                                  Principal              Principal              Principal              Principal
                                        Number     balance     Number     balance     Number     balance     Number     balance
                                       of loans    of loans   of loans    of loans   of loans    of loans   of loans   of loans
                                      ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------
                                                                        (Dollars in thousands)
Mortgage loans:
Residential .........................      5       $   350       20       $ 1,626        6       $   306       18      $ 1,463
Commercial real estate ..............      2           111        6           989        1           116        8        1,205
Construction ........................     --            --       --            --       --            --        1          148
Home equity .........................      1            41        2            53       --            --        2           34
Commercial loans ....................      2            23        3           125        1            75        2          344
Indirect auto loans .................     35           258       47           430       33           223       40          435
Other consumer loans ................      7            12       18            30       13            19       14           20
                                          --       -------       --       -------       --       -------       --      -------
 Total ..............................     52       $   795       96       $ 3,253       54       $   739       85      $ 3,649
                                          ==       =======       ==       =======       ==       =======       ==      =======
Delinquent loans to total loans .....                 0.09%                  0.37%                  0.09%                 0.44%
                                                   =======                =======                =======               =======


                                                   At October 31, 1996                          At October 31, 1995
                                      --------------------------------------------- --------------------------------------------
                                            60-89 days          90 days or more           60-89 days          90 days or more
                                      ---------------------- ---------------------- ---------------------- ---------------------
                                                  Principal              Principal              Principal              Principal
                                        Number     balance     Number     balance     Number     balance     Number     balance
                                       of loans    of loans   of loans    of loans   of loans    of loans   of loans   of loans
                                      ---------- ----------- ---------- ----------- ---------- ----------- ---------- ----------
                                                                        (Dollars in thousands)
Mortgage loans:
Residential .........................     17       $   885        31      $ 2,100       12       $   769       23      $ 1,390
Commercial real estate ..............      3           613        11        1,453       --            --        2          499
Construction ........................     --            --         1          147        1           156        3          343
Home equity .........................      2            72         1           16       --            --        5          209
Commercial loans ....................      1           102         8          620        4           470        6          584
Indirect auto loans .................     24           180        43          339       13            96       14          101
Other consumer loans ................     10            14         5            9        3             5        3            5
                                          --       -------        --      -------       --       -------       --      -------
 Total ..............................     57       $ 1,866       100      $ 4,684       33       $ 1,496       56      $ 3,131
                                          ==       =======       ===      =======       ==       =======       ==      =======
Delinquent loans to total loans .....                 0.25%                  0.63%                  0.22%                 0.46%
                                                   =======                =======                =======               =======

     Other Real Estate Owned. Compass classifies property acquired through foreclosure or acceptance of a deed in lieu of foreclosure as OREO in its financial statements. When a property is placed in OREO, the excess of the loan balance over the estimated fair market value of the collateral is charged to the allowance for loan losses. Estimated fair value usually represents the sales price a buyer would be willing to pay on the basis of current market conditions, including normal loan terms from other financial institutions, less estimated costs to sell the property. Management inspects all OREO properties periodically. Subsequent writedowns in the carrying value of OREO are charged to expense if the carrying value exceeds the OREO's fair value less estimated selling costs.

     At May 31, 1998, OREO totaled $1.4 million, the majority of which consisted of properties sold by Compass from its OREO portfolio to buyers, financed by Compass, whose cash downpayments were insufficient under GAAP to permit such transactions to be accounted for as a sale. There were eleven loans in this category all of which were substantially current at May 31, 1998.

     Classification of Assets and Loan Review. Compass uses an internal rating system to monitor and evaluate the credit risk inherent in its loan portfolio. At the time of loan approval, all commercial, commercial real estate and commercial construction loans are assigned a rating based on all of the factors considered in originating the loan. The initial loan rating is recommended by the loan officer who originated the loan and approved by the individuals or committee responsible for approving it.

     Loan quality ratings are utilized as major criteria in the compilation of Compass's asset Watch List. All loans with loan ratings of 4 (Special Mention), 5 (Substandard) or 6 (Doubtful) are included in a monthly asset Watch List. Watch List ratings are an integral part of the evaluation of the adequacy of Compass's loan loss reserve. Loan officers are expected to submit appropriate rating changes to the Lending Administration Officer when facts come to their attention that warrant an upgrade or downgrade in a loan rating. In addition, loan ratings are generally reviewed on an annual basis.

     Loans that are rated Substandard or Doubtful coincide with the classifications used by federal regulators in their examination of financial institutions. Generally, an asset is considered Substandard if it is inadequately protected by the current net worth and paying capacity of the obligers and/or the collateral pledged. Substandard assets include those characterized by the distinct possibility that Compass will sustain some loss if the deficiencies are not corrected. Assets classified as Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. Assets classified as Loss are those considered uncollectible and of such little value that their continuance as assets without establishment of a specific loss reserve and/or charge-off is not warranted. Assets which do not currently expose Compass to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated "Special Mention."

     Compass has established a policy that an independent third party conduct a semi-annual analysis of its commercial and commercial real estate loans. The level of Classified Assets as determined by Compass is reconciled to the level of Classified Assets as determined by the independent loan review. The independent loan review also analyzes trends in loan delinquency and non-performing loans.

     On a quarterly basis, a management group comprised of the Senior Vice President and Treasurer, the Senior Lending Officer and other key officers reviews the status and classification of each loan assigned a rating of Substandard, Doubtful or Loss. Loans, or portions of loans, classified Loss are charged off against the reserve for loan losses. This group also assesses the overall adequacy of the allowance for loan losses, including the general valuation allowance established to recognize the inherent risk associated with each specific category of lending.

     Compass's classification of its loans and the amount of the valuation allowances it sets aside for estimated losses is subject to review by the FDIC and the Commissioner. Based on their reviews, these agencies can order the establishment of additional general or specific loss allowances. The FDIC, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on allowances for loan and lease losses. The policy statement provides guidance for banks on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of a bank's valuation methodology. Generally, the policy statement recommends that banks have effective systems and controls to identify, monitor and address asset quality problems; that management analyze all significant factors that affect the collectibility of loans in a reasonable manner; and that management establish acceptable valuation processes that meet the objectives set forth in the policy statement. While Compass believes that it has established adequate specific and general allowances for losses on loans, there can be no assurance that the regulators, in reviewing Compass's loan portfolio, will not request Compass to materially increase its allowances for losses, thereby negatively affecting Compass's financial condition and earnings. Moreover, actual losses are dependent upon future events and, as such, further additions to the allowance for loan losses may become necessary. See "--Allowance for Loan Losses."

     At May 31, 1998, loans designated as Substandard and Special Mention totaled $10.3 million and $7.2 million, respectively. No loans were designated Doubtful or Loss. The Substandard loans include 11 commercial loans with individual borrower balances ranging from $4,000 to $600,000 and a total outstanding principal balance of $1.2 million and 24 commercial real estate loans with individual borrower balances ranging from $53,300 to $2,074,000 and a total outstanding principal balance of $9.1 million. All of the 11 commercial loans classified as Substandard at May 31, 1998 were substantially current. The delinquency status of the 24 commercial real estate loans classified as Substandard was as follows: current--$7,272,000; 30-60 days past due--$716,000; 60-90 days past due--$80,000; and >90 days past due--$989,000.

     Included in Special Mention loans at May 31, 1998 were 12 commercial loans with individual borrower balances ranging from $18,750 to $3.3 million and a total outstanding principal balance of $4.2 million. The largest borrower was an auto dealership whose floor plan loans were current. There were 16 commercial real estate loans with individual borrower balances ranging from $36,000 to $572,000 and a total outstanding principal balance of $2.9 million classified as Special Mention at May 31, 1998. Of these, all but $413,000 were either current or less than 30 days past due.



Non-Accrual Loans, Non-Performing Assets and Restructured Loans
     The following table sets forth information regarding non-accrual loans, other real estate owned and restructured loans:


                                              At May 31,                           At October 31,
                                             ------------ ----------------------------------------------------------------
                                                 1998         1997         1996         1995         1994         1993
                                             ------------ ------------ ------------ ------------ ------------ ------------
                                                                        (Dollars in thousands)
Non-accrual loans (1):
 Mortgage loans:
  Residential ..............................  $   1,707     $  1,531    $   2,330    $   3,123     $  6,827     $  7,106
  Commercial real estate ...................      7,198        8,501        6,835        4,115        6,997        2,573
  Construction .............................         93          148          147          107          269           --
  Home equity ..............................         --           --           --           63           --           --
 Commercial loan ...........................        495          745        1,014        1,098        1,078          227
 Indirect auto loans (4) ...................         --           --           --           --           --           --
 Other consumer loans (4) ..................         --           --           --           --           --           --
                                              ---------     --------    ---------    ---------     --------     --------
  Total non-accrual loans ..................      9,493       10,925       10,326        8,506       15,171        9,906
Other real estate owned ....................      1,395        1,707        2,598        3,918        5,798        6,961
                                              ---------     --------    ---------    ---------     --------     --------
 Total non-performing assets ...............  $  10,888     $ 12,632    $  12,924    $  12,424     $ 20,969     $ 16,867
                                              =========     ========    =========    =========     ========     ========
Restructured loans (2) .....................  $      --     $    130    $   4,267    $   3,119           --     $ 10,953
                                              =========     ========    =========    =========     ========     ========
Allowance for loan losses as a percent
 of total loans ............................       1.19%        1.30%        1.38%        1.46%        1.37%        1.33%
Allowance for loan losses as a percent
 of total non-performing loans (3) .........     110.69%       97.41%      100.08%      115.80        46.15%       60.57%
Non-performing loans as a percent of total
 loans .....................................       1.07%        1.33%        1.38%        1.26%        2.98%        2.20%
Non-performing assets as a percent of total
 assets ....................................       0.93%        1.14%        1.26%        1.26%        2.65%        2.39%

------------
(1) Non-accrual loans include all loans 90 days or more past due and other loans which have been identified by Compass as presenting uncertainty with respect to the collectibility of interest or principal. See Note 4 for exception to this policy.

(2) Restructured loans represent performing loans for which concessions (such as reductions of interest rates to below market terms and/or extension of repayment terms) have been granted due to a borrower's financial condition.

(3) Non-performing loans are comprised of non-accrual loans.

(4) Consumer loans, including indirect auto loans, are not placed on non-accrual status due to the expedited manner in which these loans are resolved and the immaterial balance of individual loans.

Allowance for Loan Losses

     The allowance for loan losses is established through provisions for loan losses based on management's on-going evaluation of the risks inherent in Compass's loan portfolio. Factors considered in the evaluation process include growth of the loan portfolio, the risk characteristics of the types of loans in the portfolio, geographic and large borrower concentrations, current regional economic and real estate market conditions that could affect the ability of borrowers to pay, the value of underlying collateral and trends in loan delinquencies and charge-offs. The allowance for loan losses is maintained at an amount management considers adequate to cover estimated losses in its loan portfolio which are deemed probable and estimable based on information currently known to management. See "--Delinquent Loans, Other Real Estate Owned, Classification of Assets and Loan Review--Classification of Assets and Loan Review."

     The following table sets forth activity in Compass's allowance for loan losses for the periods indicated:




                                                Seven months
                                                   ended
                                                  May 31,                           Year ended October 31,
                                               -------------   ----------------------------------------------------------------
                                                    1998          1997          1996         1995         1994          1993
                                               -------------   ----------   -----------   ---------   -----------   -----------
                                                                                (In thousands)
Balance at beginning of period .............      $10,642       $ 10,334      $ 9,850      $7,002      $  6,000      $  5,395
Provision (credit) for loan losses .........          536          1,865        1,166        (351)        2,524         3,838
Acquired allowance .........................           --             --           --       3,541            --            --
Charge-offs:
 Mortgage loans:
  Residential ..............................          115            137          130         721         1,033           725
  Commercial ...............................          295            761          250         150           661         1,988
  Home equity lines of credit ..............           --             --          121          --            --            --
  Construction .............................           --             --           --          --            --            --
 Commercial loans ..........................          137            442          134          51            33           317
 Indirect auto loans .......................          310            546          373         227           191           279
 Other consumer loans ......................           43             48           63          83            93           134
                                                  -------       --------      -------      ------      --------      --------
  Total charge-offs . ......................          900          1,934        1,071       1,232         2,011         3,443
                                                  -------       --------      -------      ------      --------      --------
Recoveries:
 Mortgage loans:
  Residential ..............................           24             30           17         271           335            80
  Commercial ...............................           20            117          174         485            34            23
  Home equity lines of credit ..............           --             --           --          --            --            --
  Construction .............................           --             --           --          --            --            --
 Commercial loans ..........................           83             57           96           2            28            30
 Indirect auto loans .......................           66            144           70          93            69            57
 Other consumer loans ......................           37             29           32          39            23            20
                                                  -------       --------      -------      ------      --------      --------
  Total recoveries .........................          230            377          389         890           489           210
                                                  -------       --------      -------      ------      --------      --------
Net charge-offs ............................         (670)        (1,557)        (682)       (342)       (1,522)       (3,233)
                                                  -------       --------      -------      ------      --------      --------
Balance at end of period ...................      $10,508       $ 10,642      $10,334      $9,850      $  7,002      $  6,000
                                                  =======       ========      =======      ======      ========      ========

     The following tables set forth Compass's percent of allowance by loan category and the percent of loans to total loans in each of the categories listed at the dates indicated:


                                                                                        At October 31,
                                                               --------------------------------------------------------------------
                                    At May 31, 1998                          1997                                1996
                          -----------------------------------  --------------------------------  ----------------------------------
                                                                                       Percent                            Percent
                                      Percent      Percent                 Percent    of loans                Percent     of loans
                                         of        of loans                   of       in each                   of       in each
                                     allowance     in each                allowance   category               allowance    category
                                      to total   category to               to total   to gross                to total    to gross
                            Amount   allowance   gross loans    Amount    allowance     loans      Amount    allowance     loans
                           --------  ----------- ------------- ---------- ----------- ----------  ---------- ----------- ----------
                                                                 (Dollars in thousands)
Mortgage loans:
 Residential ............. $ 1,945      18.51%       41.63%    $ 1,929       18.13%     44.26%    $ 2,171       21.01%      45.88%
 Commercial real estate      3,932      37.42        14.14       4,313       40.53      15.13       4,036       39.06       17.20
 Construction ............     368       3.50         4.74         338        3.18       4.13         251        2.43        3.34
 Home equity .............     148       1.41         1.80         136        1.28       1.85         149        1.44        2.31
Commercial loans .........   1,670      15.89         6.58       1,785       16.77       6.26       1,972       19.08        6.18
Indirect auto loans ......   2,116      20.14        27.99       1,837       17.26      25.36       1,498       14.50       22.14
Other consumer loans .....     329       3.13         3.12         304        2.85       3.01         257        2.48        2.95
                           -------     ------       ------     -------      ------     ------     -------      ------      ------
Total allowance for
 loan losses ............. $10,508     100.00%      100.00%    $10,642      100.00%    100.00%    $10,334      100.00%     100.00%
                           =======     ======       ======     =======      ======     ======     =======      ======      ======



                                                                      At October 31,
                             -------------------------------------------------------------------------------------------------
                                          1995                            1994                             1993
                             ------------------------------- ------------------------------- --------------------------------
                                                    Percent                          Percent                         Percent
                                        Percent    of loans              Percent    of loans             Percent     of loans
                                           of       in each                 of       in each                of       in each
                                       allowance   category             allowance   category            allowance    category
                                        to total   to gross              to total   to gross             to total    to gross
                              Amount   allowance     loans     Amount   allowance     loans    Amount   allowance     loans
                             -------- ----------- ----------  -------- ----------- ---------- -------- ----------- -----------
                                                                  (Dollars in thousands)
Mortgage loans:
 Residential ...............  $2,764      28.06%     49.78%    $2,384      34.05%     52.56%   $1,978      32.97%      55.78%
 Commercial real estate        2,808      28.51      15.25      1,827      26.09      13.30     1,682      28.03       13.73
 Construction ..............     318       3.23       2.35        315       4.50       2.91       284       4.73        3.04
 Home equity ...............     418       4.25       2.79        170       2.43       2.25       194       3.24        2.89
Commercial loans ...........   1,883      19.11       6.42        975      13.92       4.07       749      12.49        3.78
Indirect auto loans ........   1,403      14.25      20.63      1,123      16.04      21.88       894      14.89       17.65
Other consumer loans .......     255       2.59       2.78        208       2.97       3.03       219       3.65        3.13
                              ------     ------     ------     ------     ------     ------    ------     ------      ------
Total allowance for
 loan losses ...............  $9,850     100.00%    100.00%    $7,002     100.00%    100.00%   $6,000     100.00%     100.00%
                              ======     ======     ======     ======     ======     ======    ======     ======      ======


Investment Activities

     The investment policy of Compass is reviewed and updated by senior management and submitted to the Board of Directors for their approval on an annual basis. The primary objective of the investment portfolio is to achieve a competitive rate of return on the investments over a reasonable period of time based on prudent management practices and sensible risk taking. In view of Compass's lending capacity and generally higher rates of return on loans, management prefers lending activities as its primary source of revenue with the securities portfolio serving a secondary role. The investment portfolio, however, is expected to continue to represent a significant portion of Compass's assets, with such portfolio consisting of U.S. Government and Agency securities, mortgage-backed securities, high quality corporate debt obligations and a limited amount of corporate equities. The portfolio will continue to serve Compass's liquidity needs as projected by management and as required by regulatory authorities.

     Compass's current investment strategy has emphasized the purchase of U.S. Government and Agency obligations and corporate debt obligations generally maturing within two to three years. Compass's investment policy permits investments in mortgage-backed securities which are traditionally long-term assets. However, the policy limits Compass's investment in these types of securities to 25% of total assets. A substantial portion of the mortgage-backed securities held at May 31, 1998 were backed by loans originated by and securitized by Compass and placed in the securities portfolio for the purpose of providing liquidity.

     The investment policy prohibits the use of hedging with such instruments as financial futures, interest rate options and swaps without specific approval from Compass's Board of Directors. The President and Chief Executive Officer, the Executive Vice President and Chief Operating Officer and the Senior Vice President and Treasurer are authorized to execute portfolio transactions but are limited in the amount they can purchase without Board approval. Portfolio sales require the approval of any two of these three officers regardless of the amount. It is the responsibility of Compass's Board of Directors to ensure compliance with the investment policy and report such activity to Seacoast Financial's Board. The status of Compass's investment portfolio is reviewed by Compass's Board of Directors on a monthly basis and by Seacoast Financial's Board of Trustees on a quarterly basis.

     At May 31, 1998, Compass had $202.3 million, or 17.19% of total assets, in securities consisting primarily of U.S. Government and Agency obligations ($94.1 million), corporate obligations ($46.0 million), mortgage-backed securities ($41.4 million), other bonds and obligations ($6.0 million) and marketable common and preferred equity securities ($9.5 million). Also included in investments is $5.3 million in restricted equity securities, $4.9 million of which is in the stock of the FHLB. To avail itself of services offered by that organization, in particular the ability to borrow funds, Compass is required to invest in the stock of the FHLB in an amount determined on the basis of Compass's residential mortgage loans and borrowings from the FHLB. The stock is redeemable at par and earns dividends at the discretion of the FHLB.

     SFAS No. 115 requires Compass to designate its securities as held to maturity, available for sale or trading depending on Compass's intent regarding its investments at the time of purchase. Compass does not currently maintain a trading portfolio of securities. Concurrent with the adoption of an implementation guide on SFAS No. 115 in November 1995, Compass transferred debt securities having a carrying value of $138.7 million from its held to maturity portfolio to its available for sale portfolio. As of May 31, 1998, $183.3 million, or 90.64% of the portfolio, was classified as available for sale, $13.6 million, or 6.75% of the portfolio, was classified as held for investment and $5.3 million, or 2.61% of the portfolio, was invested in restricted equity securities. The net unrealized gain on securities classified as available for sale was $3.8 million, with $2.9 million of that amount attributable to marketable equity securities as of May 31, 1998.

     U.S. Government and Agency Obligations. At May 31, 1998, Compass's U.S. Government and Agency securities portfolio totaled $94.1 million, $80.4 million of which was classified as available for sale and $13.7 million of which was classified as held to maturity. There were no structured notes in the portfolio.

     Corporate Obligations. At May 31, 1998, Compass's portfolio of corporate obligations totaled $46.0 million, all of which was classified as available for sale. Compass policy requires that investments in corporate obligations be restricted only to those obligations rated "A" or better by a nationally recognized rating agency at the time of purchase and are confined only to those obligations that are readily marketable. As of May 31, 1998, $33.8 million of Compass's investments in corporate obligations were invested in finance bonds, $7.2 million in industrial bonds, $3.0 million in public utility bonds and $2.0 million in bank and trust company bonds. As of May 31, 1998, all corporate obligations were rated "A" or better.

     Mortgage-Backed Securities. At May 31, 1998, Compass's portfolio of mortgage-backed securities totaled $41.4 million. Such securities are guaranteed by the Government National Mortgage Association, FNMA and FHLMC. All mortgage-backed securities were classified as available for sale.
Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees or credit enhancements that reduce credit risk. Mortgage-backed securities are more liquid than individual mortgage loans and may be used to collateralize borrowings.

     Other Bonds and Obligations. At May 31, 1998, Compass's portfolio of other bonds and obligations totaled $6.0 million, $5.0 million of which was invested in a liquidity fund managed by the Bank Investment Fund of Massachusetts and $1.0 million of which was invested in a U.S. dollar denominated bond of a Canadian issuer having a quality rating of "A." The liquidity fund is a no-load, diversified, open-end money market fund whose objective is to achieve a high level of current income but to do so in a manner that is consistent with preservation of capital and liquidity by investing in short-term money market instruments.

     Marketable Equity Securities. At May 31, 1998, Compass's marketable equity securities portfolio totaled $9.5 million, $8.5 million of which was in common stock and $1.0 million in preferred stock. Compass's policy requires that investments in common stock be confined to quality issuers that have a past record of profitability and growth with the prospect of continued performance. The policy requires that Compass make investments in common stocks that are liquid and traded on major exchanges, and that a reasonable and prudent industry distribution of common stocks be maintained in the portfolio and held for the long-term. Compass does not view short-term trading, short sales, margin transactions and option speculation as prudent investment policy objectives and does not permit them. Investments in preferred stocks, including money market preferred, auction preferred and adjustable-rate preferred, are subject to similar quality ratings and activities as common stocks. As of May 31, 1998, Compass held 90,000 shares of Sandwich Bancorp Common Stock in its portfolio having a market value of $5.7 million and representing 4.4% of the issued and outstanding shares of such stock. The majority of these shares were purchased in February 1998, after Seacoast Financial and Sandwich Bancorp had announced their original cash merger transaction but before the Merger was restructured as a stock-for-stock exchange. See "The Conversion and the Merger--Background of the Merger."

     The following table sets forth certain information regarding the amortized cost and market value of Seacoast Financial's investment portfolio at the dates indicated:


                                    At May 31, 1998                                 At October 31,
                                 ---------------------- ----------------------------------------------------------------------
                                                                 1997                    1996                    1995
                                                        ----------------------- ----------------------- ----------------------
                                  Amortized    Market    Amortized     Market    Amortized     Market    Amortized    Market
                                     cost       value       cost       value        cost       value        cost       value
                                 ----------- ---------- ----------- ----------- ----------- ----------- ----------- ----------
                                                                        (In thousands)
Securities available for sale:
Debt securities:
U.S. Government and
 Agency obligations ............ $ 80,172    $ 80,424   $113,231    $113,496    $111,861    $111,613    $ 65,336    $ 65,015
Corporate obligations ..........   45,799      46,033     44,773      44,966      22,632      22,520       6,085       6,051
Mortgage-backed securities .....   40,998      41,362     45,652      46,157      64,760      64,650       6,470       6,496
Other bonds and obligations         6,001       6,001      1,001       1,001          --          --          --          --
                                 --------    --------   --------    --------    --------    --------    --------    --------
 Total debt securities .........  172,970     173,820    204,657     205,620     199,253     198,783      77,891      77,562
                                 --------    --------   --------    --------    --------    --------    --------    --------
Marketable equity securities:
Common stocks ..................    5,605       8,520      1,164       2,696         835       1,523         474         788
Preferred stocks ...............    1,000       1,000      1,000       1,000          --          --         276         276
                                 --------    --------   --------    --------    --------    --------    --------    --------
 Total marketable equity
  securities ...................    6,605       9,520      2,164       3,696         835       1,523         750       1,064
                                 --------    --------   --------    --------    --------    --------    --------    --------
 Total securities available
   for sale .................... $179,575    $183,340   $206,821    $209,316    $200,088    $200,306    $ 78,641    $ 78,626
                                 ========    ========   ========    ========    ========    ========    ========    ========
Securities held to maturity:
U.S. Government and
 Agency obligations ............ $ 13,649    $ 13,702   $ 12,633    $ 12,694    $ 11,752    $ 11,744    $ 85,936    $ 85,678
Corporate obligations ..........       --          --         --          --          --          --      36,540      36,284
Mortgage-backed securities .....       --          --         --          --          --          --      29,329      29,299
Other bonds and obligations            --          --         --          --          --          --       2,000       1,997
                                 --------    --------   --------    --------    --------    --------    --------    --------
 Total securities held to
  maturity ..................... $ 13,649    $ 13,702   $ 12,633    $ 12,694    $ 11,752    $ 11,744    $153,805    $153,258
                                 ========    ========   ========    ========    ========    ========    ========    ========
Restricted equity securities:
Federal Home Loan Bank of
 Boston stock .................. $  4,856    $  4,856   $  4,726    $  4,726    $  4,215    $  4,215    $  3,829    $  3,829
Massachusetts Savings Bank
 Life Insurance Company
 stock .........................      251         251        251         251         251         251         251         251
Depositors Insurance Fund ......      179         179        179         179         179         179         179         179
                                 --------    --------   --------    --------    --------    --------    --------    --------
  Total restricted equity
   securities .................. $  5,286    $  5,286   $  5,156    $  5,156    $  4,645    $  4,645    $  4,259    $  4,259
                                 ========    ========   ========    ========    ========    ========    ========    ========

     The following table sets forth the composition of Seacoast Financial's investment portfolio at the dates indicated:


                                                                                       At October 31,
                                                            --------------------------------------------------------------------
                                       At May 31, 1998             1997                  1996                   1995
                                   ----------------------- --------------------- --------------------- ----------------------
                                    Carrying     Percent     Carrying    Percent    Carrying    Percent    Carrying    Percent
                                      value     of total       value    of total      value    of total      value     of total
                                   ---------- ------------  ---------- ----------  ---------- ----------  ---------- -----------
                                                                      (Dollars in thousands)
Debt securities:
 U.S. Government and
   agency obligations ............  $ 94,073      46.51%     $126,129     55.54%    $123,365     56.93%    $150,951      63.78%
 Corporate obligations ...........    46,033      22.76        44,966     19.80       22,520     10.39       42,591      17.99
 Mortgage-backed securities           41,362      20.45        46,157     20.32       64,650     29.83       35,825      15.14
 Other bonds and obligations           6,001       2.96         1,001      0.44           --        --        2,000       0.84
                                    --------     ------      --------    ------     --------    ------     --------     ------
  Total debt securities ..........   187,469      92,68       218,253     96.10      210,535     97.15      231,367      97.75
Marketable equity securities .....     9,520       4.71         3,696      1.63        1,523      0.71        1,064       0.45
Restricted equity securities .....     5,286       2.61         5,156      2.27        4,645      2.14        4,259       1.80
                                    --------     ------      --------    ------     --------    ------     --------     ------
  Total securities ...............  $202,275     100.00%     $227,105    100.00%    $216,703    100.00%    $236,690     100.00%
                                    ========     ======      ========    ======     ========    ======     ========     ======
Debt and equity securities
 available for sale ..............  $183,340      90.64%     $209,316     92.17%    $200,306     92.43%    $ 78,626      33.22%
Debt securities held to
 maturity ........................    13,649       6.75        12,633      5.56       11,752      5.43      153,805      64.98
Restricted equity securities .....     5,286       2.61         5,156      2.27        4,645      2.14        4,259       1.80
                                    --------     ------      --------    ------     --------    ------     --------     ------
  Total securities ...............  $202,275     100.00%     $227,105    100.00%    $216,703    100.00%    $236,690     100.00%
                                    ========     ======      ========    ======     ========    ======     ========     ======

     The following table sets forth certain information regarding the carrying value, weighted average yield and contractual maturities of Seacoast Financial's investment portfolio as of May 31, 1998:


                                                     After one year     After five years
                                 One year or less  through five years   through ten years    After ten years           Total
                                ------------------ ------------------  ------------------ -------------------- --------------------
                                          Weighted           Weighted            Weighted            Weighted              Weighted
                                Carrying   average  Carrying  average   Carrying  average Carrying    average   Carrying   average
                                  value     yield     value    yield      value    yield    value      yield      value     yield
                                --------  --------- -------- --------   -------- -------- --------- ---------- ---------- ---------
                                                                   (Dollars in thousands)
Securities available for sale:
Debt securities:
U.S. Government and
 Agency obligations ........... $11,497      5.48% $ 62,950     5.64%  $5,978       6.51% $    --         --%   $ 80,425      5.68%
Corporate obligations .........  11,049      6.09    32,961     6.22    2,023       6.20       --         --      46,033      6.13
Mortgage-backed securities ....   1,218      6.42    12,488     6.71      585       6.65   27,070       6.21      41,361      6.37
Other bonds and obligations       5,000      5.45     1,001     6.39       --         --       --         --       6,001      5.61
                                -------            --------            ------             -------               --------
 Total debt securities ........  28,764      5.66   109,400     5.94    8,586       6.45   27,070       6.21     173,820      5.96
                                -------            --------            ------             -------               --------
Marketable equity securities
Common stocks .................                                                                                    8,520      2.38
Preferred stocks ..............                                                                                    1,000      4.05
                                                                                                                --------
 Total marketable
  equity securities ...........                                                                                    9,520      2.56
                                                                                                                --------
 Total securities available
   for sale ...................                                                                                  183,340      5.79
                                                                                                                ========
Securities held to maturity:
U.S. Government and
 Agency obligations ...........   3,999      5.92     9,650     5.87       --         --       --         --      13,649      5.88
                                -------            --------            ------             -------               --------
Total securities held to
 maturity .....................   3,999      5.92     9,650     5.87       --         --       --         --      13,649      5.88
                                -------            --------            ------             -------               --------
Restricted equity securities:
Federal Home Loan Bank of
 Boston stock .................                                                                                    4,856      6.30
Massachusetts Savings Bank
 Life Insurance Company
 stock ........................                                                                                      251      2.90
Depositors Insurance Fund .....                                                                                      179      5.60
                                                                                                                --------
 Total restricted equity
  securities ..................                                                                                    5,286      5.97
                                                                                                                --------
 Total securities ............. $32,763      5.69% $119,050     5.93%  $8,586       6.45% $27,070       6.21%   $202,275      5.80%
                                =======            ========            ======             =======               ========

Sources of Funds

     General. Compass uses deposits, repayments and prepayments of loans, proceeds from sales of loans and securities and proceeds from maturing securities, borrowings and cash flows generated by operations to fund its lending, investing and general operations. Deposits represent Compass's primary source of funds.

     Deposits. Compass offers a variety of deposit accounts with a range of interest rates and other terms. The accounts include passbook savings accounts, NOW accounts (checking), demand deposit accounts, money market deposit accounts, club accounts and certificates of deposit. Compass also offers IRA, Roth/IRA, Education IRA and Simple IRA accounts and SEP accounts. Both individuals and commercial enterprises maintain accounts with Compass. The FDIC insures deposits up to certain limits (generally, $100,000 per depositor). The DIF fully insures amounts in excess of such limits.

     At May 31, 1998, Compass's deposits of $982.4 million were comprised of $59.4 million of non-interest-bearing checking accounts and $923.0 million of interest-bearing deposit accounts, of which $507.4 million, or 55.0% were certificates of deposit. Of this total of certificates of deposit at May 31, 1998, $421.4 million, or 83.1%, were scheduled to mature within one year. However, based on Compass's monitoring of historical trends, its current pricing strategy for deposits and its avoidance of brokered deposits, management believes that Compass will retain a significant portion of its certificate of deposit accounts upon maturity.

     Deposit flows are influenced greatly by economic conditions, the general level of interest rates and the relative attractiveness of competing deposit and investment alternatives. During the past few years, the strength of the stock market has affected deposit flows within the banking industry as some customers have opted to place their funds in instruments--such as mutual funds --not directly offered by Compass (other than through its affiliation with INVEST Financial Corporation), rather than in deposit accounts which they perceive to have less attractive returns. See "Risk Factors--Competition."

     Compass competes for deposits in four distinct market areas--New Bedford, Fall River, Plymouth and Martha's Vineyard. Compass has experienced steady deposit inflows during the last three years, primarily influenced by regional bank consolidations and its strong community bank image. Compass's strategy has been to grow deposit levels through targeted promotions, branch expansion and bank acquisition. Compass has expanded its presence in Plymouth with one new branch opened in 1995 and another in May 1998.

     Compass places emphasis on sales of its products and quality of its service to attract and retain customers. Management measures the sales performance of customer service personnel based on the cross-sales of additional products and services above the initial product that the customer requests. Branch managers in all four markets actively participate in a business development call program to develop new banking relationships.

     In the interest of customer convenience and product alternatives, in 1995 Compass introduced a "call center" with extended hours, staffed with individuals who are trained to answer telephone inquiries about customer accounts and about Compass's various products and services. Compass also introduced in 1995 a 24-hour automated touch-tone telephone voice response system, which allows customers to obtain information about their accounts, to make account transfers and to receive information about Compass's products and services. In 1996 and 1997, Compass introduced relationship-based checking account products, entitled Flagship Checking and Preferred Checking, respectively, which offer a package of select benefits. The increase in certificates of deposit is partially attributable to attractive pricing and bonus CD programs offered to select customers participating in these and other packaged checking account programs. Services to commercial customers have also been enhanced through the introduction of a Sweep Account, Simple IRA accounts and electronic tax filing service.

     Compass uses direct mail and customer service personnel at each of its branches and at its main office to solicit deposits and advertises its deposits through the print media, on billboards and through radio and television. Compass expects to offer on-line banking, including bill payment capability, over the Internet by the end of 1998.

     Compass has a contract with INVEST Financial Corporation ("Invest") pursuant to which Invest offers Compass's customers investments in mutual funds and securities. Invest representatives work out of Compass's main office and branches and Compass's customer service personnel refer to Invest customers who are looking for such investments. Compass receives a portion of commissions earned by Invest from Invest's operations on Compass's premises.

     National, regional and local economic conditions, changes in money market rates, prevailing interest rates and competing deposit and investment alternatives all have a significant impact on the level of Compass's deposits. See "Risk Factors--Potential Impact of Changes in Interest Rates on Seacoast Financial's Earnings," "--Geographic Concentration of Loans in and Deposits from Southeastern Massachusetts and Rhode Island" and "--Competition."

     The following table sets forth certain information regarding the distribution of Compass's average deposit accounts and the weighted average interest rate on each category of deposits:



                                                                            Year ended October 31,
                                                                       ---------------------------------
                                      Seven months ended May 31, 1998                1997
                                     --------------------------------- ---------------------------------
                                                   Percent                           Percent
                                                  of total   Weighted               of total   Weighted
                                       Average     average    average    Average     average    average
                                       balance    deposits     rate      balance    deposits     rate
                                     ----------- ---------- ---------- ----------- ---------- ----------
                                                           (Dollars in thousands)
NOW accounts .......................  $ 80,170       8.40%      1.45%   $ 72,837       8.02%      1.46%
Savings accounts ...................   170,023      17.82       2.59     171,157      18.86       2.59
Money market savings accounts ......   146,465      15.35       2.75     140,413      15.47       2.82
Non-interest-bearing demand
 checking accounts .................    56,213       5.89         --      56,284       6.20         --
                                      --------     ------               --------     ------
 Total transaction deposit
  accounts .........................   452,871      47.46       2.12     440,691      48.55       2.15
                                      --------     ------               --------     ------
Certificate of deposit accounts:
 Six months or less ................   143,740      15.06       5.44     122,934      13.54       5.39
 Over six months through
  12 months ........................   219,617      23.02       5.75     209,668      23.10       5.70
 Over 12 months through
  24 months ........................    56,497       5.92       5.78      52,157       5.75       5.83
 Over 24 months ....................    81,470       8.54       6.15      82,183       9.06       6.12
                                      --------     ------               --------     ------
  Total certificates
   of deposit accounts .............   501,324      52.54       5.73     466,942      51.45       5.71
                                      --------     ------               --------     ------
  Total average deposits ...........  $954,195     100.00%      4.02%   $907,633     100.00%      3.98%
                                      ========     ======               ========     ======



                                                           Year ended October 31,
                                     ------------------------------------------------------------------
                                                   1996                              1995
                                     --------------------------------- --------------------------------
                                                   Percent                           Percent
                                                  of total   Weighted               of total   Weighted
                                       Average     average    average    Average     average   average
                                       balance    deposits     rate      balance    deposits     rate
                                     ----------- ---------- ---------- ----------- ---------- ---------
                                                           (Dollars in thousands)
NOW accounts .......................  $ 68,156       7.84%      1.48%   $ 61,366       7.71%     1.76%
Savings accounts ...................   176,311      20.28       2.64     173,700      21.84      2.94
Money market savings accounts ......   136,322      15.68       2.85     129,920      16.33      3.01
Non-interest-bearing demand
 checking accounts .................    53,684       6.17         --      41,824       5.26        --
                                      --------     ------               --------     ------
 Total transaction deposit
  accounts .........................   434,473      49.97       2.20     406,810      51.14      2.48
                                      --------     ------               --------     ------
Certificate of deposit accounts:
 Six months or less ................   113,341      13.04       5.24      92,578      11.64      5.36
 Over six months through
  12 months ........................   167,178      19.23       5.81     151,403      19.03      5.63
 Over 12 months through
  24 months ........................    63,617       7.32       6.21      55,963       7.03      5.50
 Over 24 months ....................    90,794      10.44       6.01      88,764      11.16      5.85
                                      --------     ------               --------     ------
  Total certificates
   of deposit accounts .............   434,930      50.03       5.76     388,708      48.86      5.60
                                      --------     ------               --------     ------
  Total average deposits ...........  $869,403     100.00%      3.98%   $795,518     100.00%     4.00%
                                      ========     ======               ========     ======

     Compass had $88.4 million in certificates of deposit of $100,000 or more outstanding as of May 31, 1998, maturing as follows:


                                                                  Weighted
Maturity Period                                     Amount      average rate
-----------------------------------------------   ----------   -------------
                                                    (Dollars in thousands)
Three months or less ..........................    $25,450          5.60%
Over three months through six months ..........     25,782          5.59
Over six months through twelve months .........     22,763          5.88
Over twelve months ............................     14,433          5.99
                                                   -------
                                                   $88,428          5.73%
                                                   =======

     Borrowings. Compass borrows funds from the FHLB. FHLB loans finance Compass's loans to low- and moderate-income borrowers and other funding needs. FHLB loans are collateralized primarily by certain of Compass's mortgage loans and mortgage-backed securities and by Compass's holdings of FHLB stock. See "-- Investments." The maximum amount that the FHLB will loan fluctuates from time to time based on the FHLB's policies. See "Regulation--Federal Home Loan Bank System."


     Compass had $64.6 million in outstanding loans from the FHLB as of May 31, 1998. The FHLB charges a fixed rate of interest on its loans. Compass may borrow up to $358.6 million from the FHLB, including under a preapproved line of credit of $20,000,000.


     The following table sets forth certain information regarding borrowed funds during the periods indicated:


                                                                 Seven months
                                                                 ended May 31,                 Year ended October 31,
                                                           -------------------------   ---------------------------------------
                                                               1998          1997          1997          1996          1995
                                                           -----------   -----------   -----------   -----------   -----------
                                                                                 (Dollars in thousands)
Short term borrowings:
Securities sold under agreements to repurchase:
 Average balance outstanding ...........................     $ 9,605       $ 2,343       $ 3,923       $   120            --
 Maximum amount outstanding at any month
   end during the period ...............................      11,616         3,147         9,533         1,925            --
 Balance outstanding at end of period ..................      11,616         3,147         9,533         1,925            --
 Weighted average interest rate during the period ......        4.73%         4.57%         4.70%         4.09%           --
 Weighted average interest rate at end of period .......        4.75%         4.75%         4.75%         4.75%           --
Treasury Tax and Loan Notes:
 Average balance outstanding ...........................     $ 1,178       $ 1,152       $ 1,163       $ 1,078       $ 1,205
 Maximum amount outstanding at any month
   end during the period ...............................       2,071         2,117         2,117         2,175         2,190
 Balance outstanding at end of period ..................         597         2,117           164         2,000         1,501
 Weighted average interest rate during the period ......        5.45%         4.64%         5.00%         4.90%         5.30%
 Weighted average interest rate at end of period .......        5.46%         5.36%         5.41%         5.10%         5.56%
Total short term borrowings:
 Average balance outstanding ...........................     $10,783       $ 3,495       $ 5,086       $ 1,198       $ 1,205
 Maximum amount outstanding at any month
   end during the period ...............................      12,213         5,264         9,742         3,925         2,190
 Balance outstanding at end of period ..................      12,213         5,264         9,697         3,925         1,501
 Weighted average interest rate during the period ......        4.80%         4.59%         4.77%         4.82%         5.30%
 Weighted average interest rate at end of period .......        4.78%         5.00%         4.76%         4.93%         5.56%
Federal Home Loan Bank of Boston advances:
 Average balance outstanding ...........................     $61,986       $51,293       $51,490       $37,288       $39,552
 Maximum amount outstanding at any month
   end during the period ...............................      67,456        54,942        54,942        45,375        43,178
 Balance outstanding at end of period ..................      64,572        54,017        51,006        45,375        39,364
 Weighted average interest rate during the period ......        6.52%         6.61%         6.68%         6.77%         6.58%
 Weighted average interest rate at end of period .......        6.43%         6.56%         6.63%         6.50%         6.64%

Subsidiary Activities

     Compass Bank Securities Corporation. Compass Bank Securities Corporation ("CBS Corporation") is a wholly-owned subsidiary of Compass established in 1990 as a Massachusetts security corporation. CBS Corporation engages exclusively in buying, selling and holding investment securities on its own behalf and not as a broker. The income earned on CBS Corporation's investment securities is subject to a significantly lower rate of state tax than that assessed on income earned on investment securities maintained at Compass. At May 31, 1998, CBS Corporation had total assets of $135.3 million, consisting primarily of cash and investment securities.

     Compass Credit Corporation. Compass Credit Corporation ("CC Corporation") is a wholly-owned subsidiary of Compass established in 1997 as a Massachusetts corporation. CC Corporation buys, sells, and originates auto loans in Rhode Island. CC Corporation is a licensed lender in Rhode Island. At May 31, 1998, CC Corporation had total assets of $15.9 million, consisting primarily of cash and auto loans.

     Buffinton Brook Realty Corporation. Buffinton Brook Realty Corporation ("BBR Corporation") is a wholly-owned subsidiary of Compass established in 1977 as a Massachusetts corporation. BBR Corporation purchases and holds real estate and is the 99.9% owner of Compass Preferred Capital Corporation ("Compass Preferred"). At May 31, 1998, BBR Corporation had total assets of $158.5 million, consisting primarily of its investment in Compass Preferred.

     Compass Preferred Capital Corporation. Compass Preferred is a 99.9% owned subsidiary of BBR Corporation. It was established in March, 1998 to engage in real estate business activities (including the acquisition and holding of securities and real estate loans) that enable it to be taxed as a "real estate investment trust" under federal and Massachusetts tax laws. Compass Preferred had total assets of $159.2 million at May 31, 1998, $145.9 million of which were mortgage loans originated by and acquired from Compass.

     The 1855 Corporation. The 1855 Corporation ("1855 Corporation") is a wholly-owned subsidiary of Compass established in 1971 as a Massachusetts corporation. 1855 Corporation is principally engaged in the acquisition and holding of real estate which is used for banking purposes. At May 31, 1998, 1855 Corporation had total assets of $7.4 million of which $2.5 million consisted of real estate used for banking purposes and $3.5 million consisted of investments in subsidiaries.

     Purchase Corporation. Purchase Corporation is a wholly-owned subsidiary of 1855 Corporation established in 1981 as a Massachusetts corporation. Purchase Corporation acquires, manages and develops real estate, purchases equipment and makes investments. At May 31, 1998, Purchase Corporation had total assets of $2.4 million of which $2.3 million consisted of cash and $90,000 consisted of real estate holdings.

     North Front Street, Inc. North Front Street, Inc. ("NFS Inc.") is a wholly-owned subsidiary of 1855 Corporation established in 1991 as a Massachusetts corporation. NFS, Inc. acquires, manages, develops, rehabilitates, leases, finances, holds and makes real estate investments. At May 31, 1998, NFS Inc. had total assets of $1.1 million which consisted solely of cash.


Year 2000 Issue

     The Year 2000 Issue (commonly referred to as "Y2K") is the result of computer programs being written using two digits, rather than four digits, to define the applicable year. The Y2K issue, which is common to most corporations, including banks, concerns the inability of information systems, primarily (but not exclusively) computer software programs, to properly recognize and process date-sensitive information as the Year 2000 approaches.

     Since Compass's information systems functions are either outsourced to service bureaus or processed in-house using programs developed by third-party vendors, the direct effort to correct Y2K issues will be undertaken largely by third parties and will therefore not be within Compass's direct control. Compass expects to bring its mission critical operating systems into compliance with Y2K requirements through the installation of updated or replacement programs developed by third parties.

     Bank regulatory agencies have recently issued additional guidance under which they are assessing Y2K readiness. The failure of a financial institution, such as Compass, to take appropriate action to address deficiencies in the Y2K project management process may result in enforcement actions which could have a material adverse effect on such institution, result in the imposition of civil money penalties or result in the delay (or receipt of an unfavorable or critical evaluation of management of a financial institution in connection with regulatory review) of applications seeking to acquire other entities or otherwise expand the institution's activities.

     Compass began addressing the Y2K issue in the Fall of 1996 when it formed a Y2K Project Team comprised of financial, operations, information systems, internal audit, compliance, lending, corporate services, loan servicing and retail personnel. A formal Y2K Action Plan was developed by the Y2K Project Team and approved by the Board of Directors in 1997. The Y2K Project Team meets at least once every quarter and provides quarterly updates to the Board of Directors. The Team has completed an assessment, identifying mission critical systems, and has initiated formal communications with all third-party vendors to determine the compliance status of all systems utilized by Compass. Mission critical systems include hardware, software, program interfaces, operating systems as well as other mechanical or computer-generated requirements that are beyond Compass's main central processing system and network. Based upon the results of the assessment, Compass has determined that there will be a need to replace portions of its existing hardware and upgrade a portion of its software systems.

     Compass's plan to resolve the Y2K issue was developed along the five phase ((i) awareness; (ii) assessment; (iii) renovation; (iv) validation; and (v) implementation) project management process outlined in the Federal Financial Institutions Examination Council (FFIEC) Year 2000 statement of May 5, 1997. The awareness phase has been completed, a Y2K assessment was completed and monitoring of service bureau and vendor progress is ongoing. Renovation of third party systems that were identified as non-compliant is being undertaken by those third parties and is scheduled to be completed by December 31, 1998. The Y2K Project Team is in the process of creating formal test plans. Testing has begun and testing of mission critical systems is expected to be completed by June 30, 1999. Compass has not yet developed contingency plans to ensure that critical operations continue in the event its service bureau or other vendors are unable to achieve millenium requirements. Contingency plans will be initiated if a vendor misses its target date or is not considered Y2K compliant by December 31, 1998.

     The chief components of Compass's expense related to the Y2K issue are currently believed to be the replacement of personal computer equipment and the purchase or upgrade of third-party software. External maintenance and internal modification costs will be expensed as incurred. Costs of new hardware and software will be capitalized and depreciated in accordance with Compass policies. Although final costs have yet to be determined, management currently expects to incur costs in the range of $750,000 to $1.0 million on its Year 2000 readiness efforts. Costs of the Y2K project are based on current estimates and actual results could vary significantly from such estimates once detailed testing is completed. If the resolution plan were unsuccessful, it would have a material adverse effect on Compass's future operating results and financial condition.

     Ultimately, the success of Compass's efforts to address the Y2K issue depends to a large extent not only on the corrective measures that Compass undertakes, but also on the efforts undertaken by businesses and other independent entities who provide data to, or receive data from, Compass such as borrowers, vendors or customers. In particular, Compass's credit risk associated with its borrowers may increase as a result of problems such borrowers may have resolving their own Y2K issues. Although it is not possible to evaluate the magnitude of any potential increased credit risk at this time, the impact of the Y2K issue on borrowers could result in increases in problem loans and credit losses in future years. Over the course of the next twelve months, Compass will endeavor to monitor the Y2K efforts of its borrowers and will implement a course of action and procedures designed to reduce any increased potential risk as a result of Y2K issues.


Properties

     Compass conducts its business through 23 full-service branches, two seasonal high school offices, four remote ATMs and five non-branch properties, including its corporate headquarters, an operations center, a mortgage office and two other back-office facilities as of the date of this Prospectus.

     In the Greater New Bedford market, Compass operates eight full service branches, including six branches in the City of New Bedford (five of which are owned by Compass or a subsidiary and one of which is operated under a land lease), one owned branch in the town of Fairhaven and one leased branch in the town of North Dartmouth. Compass's corporate headquarters and operations center are also located in the city of New Bedford, as are two other back-office facilities. All of these buildings are owned by Compass or a subsidiary. Two of Compass's remote ATMs are located in the City of New Bedford. One of Compass's limited service high school branches is located in the City of New Bedford.

     In the Greater Fall River market, Compass operates six full service branches, including one owned and one leased branch in the city of Fall River, one leased branch in Assonet and owned branches in each of Somerset, Swansea and Westport. One of Compass's remote ATMs is also located in the City of Fall River, as is one of Compass's limited service high school branches.

     In the Greater Plymouth market, Compass operates four full service branches, including one owned and one leased branch in the town of Plymouth and leased branches in each of Carver and Manomet. Compass also leases a non-branch mortgage office in the town of Lakeville, located in the Greater Plymouth market.

     In the Martha's Vineyard market, Compass operates five full service branches, including one owned and one leased branch in the town of Edgartown, and three owned branches in the towns of Chilmark, Vineyard Haven and Oak Bluffs. One of Compass's remote ATMs is located in the Martha's Vineyard town of West Tisbury.

     Compass recognizes that its existing executive office facilities are not sufficient--in either size or physical design--to house the personnel Compass needs to support its recent and planned growth. Compass intends to use an estimated $20 million of the Offering proceeds to fund the construction of a new corporate headquarters.


Legal Proceedings

     Compass is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Management believes that those routine proceedings involve, in the aggregate, amounts which are immaterial to the financial condition and results of operations of Compass.



Personnel

     As of May 31, 1998, Compass had 321 full-time and 51 part-time employees. The employees are not represented by a collective bargaining unit and Compass considers its relationship with its employees to be good. See "Management of Seacoast Financial and Compass--Compensation of Officers and Directors through Benefit Plans" for a description of certain compensation and benefit programs offered to Compass's employees.

              CERTAIN EFFECTS OF THE MERGER ON SEACOAST FINANCIAL

     Assuming that the Conversion and the Merger had been consummated as of May 31, 1998, Seacoast Financial would have had, on a pro forma basis assuming issuance of 18,400,000 Conversion Shares at the maximum of the Estimated Valuation Range, total assets of $1.9 billion, total deposits of $1.4 billion, net loans of $1.2 billion and total stockholders equity of $307.8 million. For pro forma income statements and balance sheets, see "Pro Forma Data."

     Management of Seacoast Financial and Compass believe that the Merger furthers Compass's expansion strategies regarding geographic market area, customer base and asset size, while maintaining Compass's loan portfolio diversification and its relatively low-cost sources of funds. In addition, Compass's and Sandwich's product offerings and corporate cultures are relatively similar, which management believes will facilitate a smooth integration of the two banks.


Geographic Expansion and Marketing Opportunities

     Geographic Expansion. Compass and Sandwich Bank currently operate in markets that are, for the most part, contiguous and complementary to each other in the "South Coast" and Cape Cod regions of southeastern Massachusetts along the Atlantic shoreline. As of August 1998, Compass has eight full service branches and one limited service branch in the Greater New Bedford market, six full service branches and one limited service branch in the Greater Fall River market, four full-service branches in Plymouth County and five full-service branches on Martha's Vineyard. Sandwich has nine branches on Cape Cod and two in Plymouth County. Compass believes that the combination of its market area with that of Sandwich Bank will enable it to both better serve its existing customers and attract new customers. Management believes that the acquisition of Sandwich Bancorp is a more cost-effective, efficient means of expansion to Cape Cod than establishing new branches would be.

     Sandwich Bank operates primarily on Cape Cod. Although Compass generates indirect auto loans through auto dealers on Cape Cod, to date it has not concentrated its marketing efforts on other lending or deposit products because Compass has no branches in that market area. After the Merger, Compass will have nine branches on Cape Cod from which to market products and services. In particular, Compass believes that there is opportunity to expand its commercial loan portfolio by lending to businesses (primarily retail and tourism-related) located on Cape Cod. Cape Cod's economy is substantially dependent on the tourist industry, and is more cyclical than other regions in Compass's market other than Martha's Vineyard. See "Risk Factors--Geographic Concentration of Loans in and Deposits from Southeastern Massachusetts and Rhode Island." The population of Cape Cod is also generally more affluent than that of Compass's New Bedford and Fall River market areas.

     Compass and Sandwich Bank both operate in Plymouth County. The four branches of Compass and the two branches of Sandwich Bank in Plymouth County are all expected to remain open after the Merger, thereby providing greater convenience for Compass's existing and future Plymouth County customers. In addition, management believes that the expansion of Compass's Plymouth County market presence, together with its entrance into the Cape Cod market, will help to connect its Cape Cod, Plymouth and New Bedford market areas. Many people commute from Cape Cod to New Bedford or Plymouth, and others commute between New Bedford and Plymouth. The Merger may enable Compass to attract new customers who prefer a bank with branches near both home and work.

     Marketing Opportunities. Seacoast Financial's management expects that the contiguous nature of Compass's and Sandwich Bank's markets will create efficiencies in advertising and marketing and enable Compass to reach a broader audience without proportional increases in marketing expense or changes in marketing strategies. For example, Compass currently advertises in local newspapers and on radio stations that cover Sandwich Bank's market area as well as Compass's. In addition, since Compass and Sandwich Bank use the same data processor and marketing software, management expects to be able to merge the two banks' databases, which will facilitate cross-marketing opportunities through a better understanding of customer relationships and product use.

Impact on Deposits

     Compass and Sandwich Bank have relatively similar deposit mixes and weighted average rates paid on deposits, as set forth in the following table.

                                                 Seacoast Financial Historical     Sandwich Bancorp Historical
                                                Seven months ended May 31, 1998   Six months ended June 30, 1998
                                               --------------------------------- --------------------------------
                                                             Percent                           Percent
                                                            of total   Weighted               of total   Weighted
                                                 Average     average    average    Average     average   average
                                                 balance    deposits     rate      balance    deposits     rate
                                               ----------- ---------- ---------- ----------- ---------- ---------
                                                                     (Dollars in thousands)
NOW accounts .................................  $ 80,170       8.40%      1.45%   $ 41,327       9.65%     1.09%
Savings accounts .............................   170,023      17.82       2.59      26,362       6.16      1.93
Money market savings accounts ................   146,465      15.35       2.75     107,650      25.15      3.28
Non-interest-bearing demand checking
 accounts ....................................    56,213       5.89         --      40,156       9.38        --
                                                --------     ------               --------     ------
  Total transaction deposit accounts .........   452,871      47.46       2.12     215,495      50.34      2.08
                                                --------     ------               --------     ------
Certificate of deposit accounts: .............
 6 months or less ............................   143,740      15.06       5.44      91,778      21.44      5.37
 Over 6 months through 12 months .............   219,617      23.02       5.75      45,072      10.53      5.45
 Over 12 months through 24 months ............    56,497       5.92       5.78      34,806       8.13      5.68
 Over 24 months ..............................    81,470       8.54       6.15      40,960       9.56      5.71
                                                --------     ------               --------     ------
  Total certificates of deposit accounts .....   501,324      52.54       5.73     212,616      49.66      5.50
                                                --------     ------               --------     ------
  Total average deposits .....................  $954,195     100.00%      4.02%   $428,111     100.00%     3.78%
                                                ========     ======               ========     ======

     In addition to having a similar deposit mix, Compass and Sandwich Bank offer similar--although not identical--deposit products. Seacoast Financial believes that its more extensive branch network and wider range of products will not only preserve relationships with Sandwich Bank's existing customers but will enhance those relationships and provide opportunities to cross sell additional services not currently provided by Sandwich Bank, such as Sweep Accounts and electronic tax payment services. In addition, it is expected that certain popular deposit products currently offered by Sandwich Bank will be retained and promoted by Compass.

     Customer retention is expected to be facilitated because all of Sandwich Bank's 11 branches will remain open following the Merger. Because the two companies have relatively similar deposit pricing strategies, management does not expect significant Sandwich Bank deposit runoff following the Merger.


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

Impact on Loan Portfolio

     Compass's and Sandwich Bank's loan products and lending operations are relatively similar. The mix of the two banks' loan portfolios differs primarily in that a larger proportion of Sandwich Bank's loan portfolio is comprised of real estate loans (particularly residential mortgage loans, but also including commercial real estate loans and construction and land loans) while Compass has a significantly higher proportion of commercial and consumer loans in its portfolio. Compass's ratio of non-performing assets to total assets is also relatively similar to that of Sandwich Bank. The following table presents the two companies' loan portfolios by category and asset quality ratios at the dates indicated:


                                                     Seacoast Financial Historical      Sandwich Bancorp Historical At
                                                            At May 31, 1998                      June 30, 1998
                                                   ---------------------------------- -----------------------------------
                                                                   Percent   Average                  Percent    Average
                                                       Amount     of total    yield       Amount     of total     yield
                                                   ------------- ---------- --------- ------------- ---------- ----------
Real estate loans:
 Residential (one-to four-family) ................   $ 368,136      41.63%              $ 242,709      67.30%
 Commercial ......................................     125,089      14.14                  61,609      17.09
 Home equity lines of credit .....................      15,941       1.80                  11,227       3.11
 Construction, net ...............................      41,925       4.74                  29,669       8.23
                                                     ---------     ------               ---------     ------
  Total real estate loans ........................     551,091      62.31   8.31%         345,214      95.73       7.92%
                                                     ---------     ------   -----       ---------     ------      -----
Commercial loans .................................      58,200       6.58   9.86            8,161       2.26      10.06
                                                     ---------     ------   -----       ---------     ------      -----
Consumer loans:
 Indirect auto loans, net ........................     280,215      31.68   7.95               --         --
 Other ...........................................      27,553       3.12   8.92            7,242       2.01       9.83
                                                     ---------              -----       ---------                 -----
  Consumer loans .................................     307,768                              7,242
 Less: unearned discount .........................      32,637                                 --
                                                     ---------                          ---------
  Total consumer loans ...........................     275,131      31.11   8.05            7,242       2.01       9.83
                                                     ---------     ------   -----       ---------     ------      -----
  Total loans ....................................   $ 884,422     100.00%  8.33%       $ 360,617     100.00%      8.01%
                                                     =========     ======   =====       =========     ======      =====
Non-performing loans as a percent of total loans          1.07%                              0.75%
Non-performing assets as a percent of total assets        0.93%                              0.56%

     Seacoast Financial's average yield on average interest bearing assets for its last fiscal year (ended October 31, 1997) was 7.86%, compared to Sandwich Bancorp's average yield of 7.57% for its last fiscal year (ended December 31, 1997). Seacoast Financial expects that its average yield on interest-bearing assets will initially decline upon consummation of the Conversion and Merger, due both to Sandwich Bancorp's comparatively lower-yielding loan portfolio and, more importantly, to the impact of the initial investment of the Offering proceeds in investment securities (which generally have lower yields than loans). This initial investment will result in a substantial increase in the investment portfolio as a percent of total assets.

     Seacoast Financial's management believes that, over time, the Merger will provide additional lending opportunities. An integral part of Compass's business strategy after the Merger will include expanding its indirect auto lending program, adding quality auto dealers operating in Sandwich Bank's market area and expanding commercial lending by combining Sandwich Bank's strong customer base with Compass's greater lending capacity. Compass expects to continue its current practice of having most loan underwriting decisions (other than consumer ones) made locally in its various regions. Cape Cod will become a separate market region for Compass, and local loan officers are expected to retain the authority to make most credit decisions in that region.

                         THE CONVERSION AND THE MERGER

     THE BOARDS OF TRUSTEES AND CORPORATORS OF SEACOAST FINANCIAL AND THE BOARD OF DIRECTORS OF COMPASS HAVE APPROVED THE CONVERSION PLAN AND THE MERGER AGREEMENT. THE COMMISSIONER HAS ALSO APPROVED THE CONVERSION PLAN, SUBJECT TO THE SATISFACTION OF CERTAIN OTHER CONDITIONS. HOWEVER, SUCH COMMISSIONER APPROVAL DOES NOT CONSTITUTE A RECOMMENDATION OR ENDORSEMENT OF THE PLAN. IN ADDITION, THE BOARDS OF DIRECTORS OF SANDWICH BANCORP AND SANDWICH BANK HAVE APPROVED THE MERGER AGREEMENT.


Overview

     The Conversion Plan, which Seacoast Financial's Board of Trustees adopted on April 23, 1998, provides for the amendment of Seacoast Financial's charter to authorize the issuance of capital stock (among other amendments) so that Seacoast Financial will become a stock holding company rather than a mutual holding company. The Conversion Plan further provides that Seacoast Financial will offer the Conversion Shares for sale in the Subscription Offering to depositors, the ESOP and directors, trustees, officers and employees. Subject to the prior rights of holders of subscription rights, Seacoast Financial may also offer Conversion Shares in a Community Offering to certain members of the general public, with a preference given to residents of Compass's Community. The Community Offering may commence concurrently with, during or after the Subscription Offering. If any Conversion Shares remain unsold after the Subscription and Community Offerings, Seacoast Financial expects to offer such shares for sale to the general public in the Syndicated Community Offering. The Purchase Price per share of all Conversion Shares sold in the Offerings will be $10.00, and the aggregate price (and the aggregate number) of Conversion Shares sold in the Offerings will be determined based upon an Independent Appraisal of the estimated pro forma market value of the Conversion Shares, currently estimated to be between $136.0 million and $184.0 million.

     Seacoast Financial determined to undertake the Conversion in connection with its decision to enter into the Merger Agreement with Sandwich Bancorp and Sandwich Bank. The Merger Agreement provides for a stock-for-stock exchange. The Conversion will result in Seacoast Financial becoming a stock company, thereby having shares available to effect the exchange. The Exchange Shares to be issued in the Merger are in addition to the Conversion Shares to be issued in the Offering.

     The Boards of Trustees and Directors of Seacoast Financial and Compass approved the Merger Agreement on March 22, 1998 and the Boards of Directors of Sandwich Bancorp and Sandwich Bank approved it on March 23, 1998. The Merger Agreement provides that, on the tenth trading day following consummation of the Conversion, Sandwich Bancorp will merge with a corporate subsidiary of Seacoast Financial. Upon consummation of the Merger, the outstanding shares of Sandwich Bancorp Common Stock and outstanding Sandwich Bancorp Options will automatically convert into and become exchangeable for the Exchange Shares determined by application of the Exchange Ratio. Following the Merger, Seacoast Financial expects to cause Sandwich Bancorp to merge into Seacoast Financial and to cause Sandwich Bank to merge with Compass (the "Bank Merger") and cease to be a separate bank.


     The reason for the delay between the dates of consummation of the Conversion and consummation of the Merger is that the calculation of the Exchange Ratio for determining the number of Exchange Shares issuable to the Sandwich Bancorp stockholders is based upon the average trading prices of the Seacoast Financial Common Stock for a number of days following the consummation of the Conversion. Notwithstanding this delay, the Conversion and the Merger are interdependent transactions, and neither one will occur unless both of them do. Although the Conversion and the Merger will not close simultaneously, it is a condition to consummation of the Conversion that all conditions to consummation of the Merger (other than the delivery of the Exchange Shares to the Sandwich Bancorp stockholders and optionholders) shall have been satisfied or waived and it is a condition to consummation of the Merger that the Conversion shall have been consummated. Consummation of the Conversion and the Merger are subject to a number of conditions, including final regulatory approval of the Commissioner, the BBI, the FDIC and the FRB and the approval of the Sandwich Bancorp stockholders. A special meeting of the Sandwich Bancorp stockholders for purposes of voting on the Merger has been scheduled for October 29, 1998.


     The following is a brief summary of pertinent aspects of the Conversion and the Merger as well as the Merger Agreement. The summary is qualified in its entirety by reference to the provisions of the Conversion Plan and the

Merger Agreement. A copy of the Merger Agreement is attached hereto at Appendix
A. Copies of the Conversion Plan and the Merger Agreement are available for inspection at the offices of Seacoast Financial and Compass and at the offices of the FRB and the Commissioner, and the Conversion Plan and Merger Agreement are filed as exhibits to the Registration Statement of which this Prospectus is a part, copies of which may be obtained from the SEC. See "Available Information."



Seacoast Financial's Background of and Reasons for the Conversion and the Merger

     Over the past several years, the Board of Trustees of Seacoast Financial and the Board of Directors of Compass have reviewed the various corporate forms available to Compass, including remaining in mutual holding company form without stock issuance, issuing shares of stock through the existing mutual holding company structure and undertaking a full conversion to stock form of organization. The Boards have consistently determined that a full mutual-to-stock conversion might be appropriate but only if undertaken for a valid business purpose.

     In addition to considering the appropriate corporate form for Seacoast Financial and Compass, the Board of Directors of Compass has considered various growth alternatives from time to time, including the possible acquisition of smaller banks as a means of expanding Compass's geographic market and asset base. Particularly since 1994, when Compass successfully acquired Martha's Vineyard National Bank, the Compass Board has sought acquisition opportunities on Cape Cod, a market that Compass views as an attractive natural extension of its New Bedford, Plymouth, Fall River and Martha's Vineyard markets.

     In September 1997, Kevin G. Champagne, Compass's president, began discussions with Frederic D. Legate, Sandwich Bank's president, regarding a possible combination between the two banks and their respective parent companies. The discussions, which continued through the fall, focused on the benefits of such a combination to the two banks' respective constituencies and on the type of consideration that Compass could pay to acquire Sandwich Bancorp (in light of Seacoast Financial's mutual form). On January 8, 1998, in response to a solicitation of bids to acquire Sandwich Bancorp by Sandwich Bancorp's financial advisor, Compass formally offered $53.00, in cash, per outstanding share of Sandwich Bancorp Common Stock. After considering Compass's offer along with three other competing offers, Sandwich Bancorp informed Compass that it was prepared to begin due diligence and begin negotiating an agreement. During the week of January 26, 1998, the two companies performed due diligence reviews of each others' businesses and, with the assistance of their respective counsel and financial advisors, negotiated a definitive merger agreement.

     At a meeting on February 1, 1998, the Board of Directors of Compass and the Board of Trustees of Seacoast Financial voted to approve an Acquisition and Merger Agreement with Sandwich Bancorp and Sandwich Bank, and that agreement was executed by both parties on February 2, 1998 (the "February 2 Agreement"). Pursuant to the February 2 Agreement, Sandwich Bancorp was to have merged into a corporate subsidiary of Compass, in exchange for cash consideration of $53.00 per share of Sandwich Bancorp Common Stock. In order to raise the capital needed for such cash acquisition, Seacoast Financial and Compass planned to undertake a so-called "minority stock issuance" through the existing mutual holding company structure. In order to do so, Seacoast Financial planned to form a "mid-tier" holding company that would own 100% of the common stock of Compass. The mid-tier holding company would have issued at least 51% of its common stock to Seacoast Financial, and would have issued the remaining minority interest to Compass's depositors and others in a subscription and public offering.

     After the February 2 Agreement was announced, Sandwich Bancorp received unsolicited expressions of interest from three other financial institutions who had originally submitted bids in January, 1998, in each case proposing stock-for-stock merger transactions at nominal values higher than Seacoast Financial's cash transaction. As permitted by the February 2 Agreement, Sandwich Bancorp's Board of Directors determined that its fiduciary duties required it to consider the alternative proposals. The Sandwich Bancorp Board provided the three interested parties with the opportunity to perform "due diligence" in order to be in a position to make their best and final offers, and also gave Seacoast Financial the opportunity to propose a revised transaction.

     Based upon its knowledge of the terms of the competing proposals, Seacoast Financial's management, with the advice of its legal and financial advisors, concluded that the only way Seacoast Financial could make a financially sound, competitive proposal would be by undertaking a mutual-to-stock conversion followed by a stock-for-stock exchange with Sandwich Bancorp's stockholders. Since Seacoast Financial is currently a mutual corporation with no authority to issue capital stock, the only way that Seacoast Financial could enter into a transaction providing for a stock-for-stock exchange would be by undertaking a full conversion to stock form. (A stock-for-stock merger would not have been possible under Seacoast Financial's existing mutual holding company structure.) Seacoast Financial and Compass held a series of meetings with their respective Boards to consider such a proposal.

     At a joint meeting held on March 22, 1998, the Board of Directors of Compass and the Board of Trustees of Seacoast Financial confirmed their earlier judgment that the acquisition of Sandwich Bancorp, a well-established banking institution in an attractive contiguous market, represented the kind of business opportunity that Seacoast Financial and Compass had been seeking. The Boards were advised by management and by their investment advisors that, given the levels to which the price of the Sandwich Bancorp Common Stock had been bid, an acquisition of Sandwich Bancorp would only make sense, from a financial point of view, if the transaction were structured as a stock-for-stock exchange. The Boards determined that the ability to effect such an acquisition was exactly the kind of valid business purpose that warranted a decision to convert to stock form. At that meeting, the Boards approved the Merger Agreement (which superseded the February 2 Agreement) and directed the officers to prepare a plan of conversion for subsequent Board approval. At a meeting held on April 23, 1998, the Board of Trustees of Seacoast Financial approved the Conversion Plan. The Conversion Plan was subsequently approved by the Corporators of Seacoast Financial and by the Commissioner, subject to certain conditions.

     The Boards of Compass and Seacoast Financial believe that the combination with Sandwich Bancorp will enhance the competitive position of the combined entities and will enable the resulting institution to compete more effectively than either institution could on its own. The combined entity will have greater financial resources and, as a result of the Offerings, increased capital levels. At May 31, 1998, assuming the prior sale of the Conversion Shares at the maximum of the Estimated Valuation Range and consummation of the Merger, Seacoast Financial's pro forma stockholders' equity would amount to 16.5% of pro forma total assets. The combination will result in increased funds being available for lending purposes, greater resources for expansion of services and better opportunities (through stock benefit plans) for attracting and retaining qualified personnel.

     The terms of the Merger Agreement were the result of arm's length negotiations between representatives of Seacoast Financial and Sandwich Bancorp. Among the factors considered by the Board of Trustees of Seacoast Financial in considering the Merger were (i) the ability to expand Compass's presence onto Cape Cod (upon consummation of the Merger, Compass will have nine branches on Cape Cod); (ii) information concerning the financial condition, results of operations, capital levels, asset quality and prospects of Compass and Sandwich Bancorp; (iii) the short-term and long-term impact the Conversion and the Merger will have on Seacoast Financial's consolidated results of operations; (iv) the general structure of the transaction and the compatibility of the respective managements and business philosophies; (v) the enhancement of the franchise value of Seacoast Financial and Compass; (vi) the ability of the combined enterprise to compete in relevant banking and non-banking markets;
(vii) industry and economic conditions; and (viii) the impact of the Conversion and the Merger on the depositors, employees, customers and communities served by Compass and Sandwich Bancorp through the contemplated expansion of Compass's lending and retail banking services as a result of the Merger.

     Compass and Sandwich Bank currently serve contiguous market areas. Compass operates in the southeastern Massachusetts region just west of Cape Cod, including New Bedford, Fall River and Plymouth, and also operates on the island of Martha's Vineyard, off the coast of Cape Cod. Sandwich Bank, which has 11 full service offices, operates primarily on Cape Cod. As a result of the Conversion and the Merger, Compass will operate 34 full-service banking offices, and, based on pro forma total assets at May 31, 1998, would be the third largest savings bank in Massachusetts and the largest financial institution headquartered in southeastern Massachusetts.

     In addition to enabling Seacoast Financial to effect the Merger, the Conversion will structure Seacoast Financial in stock form, the organizational structure used by most business entities, including commercial bank holding companies. The Conversion will permit Compass's depositors and members of the local community and of the general public to become equity owners and to share in the future of Seacoast Financial and Compass. The Conversion will also provide additional funds for lending and investment activities, facilitate future access to the capital markets, enhance the ability of Seacoast Financial to diversify and expand into other markets and enable Compass to compete more effectively with other financial institutions.

     After completion of the Conversion, the unissued common and preferred stock authorized by Seacoast Financial's Articles of Organization will permit Seacoast Financial, subject to market conditions and applicable regulatory approvals, to raise additional equity capital through further sales of securities, and to issue securities in connection with possible acquisitions. At the present time, Seacoast Financial has no plans with respect to


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

additional offerings of securities (other than the issuance of the Exchange Shares in connection with the Merger), although Seacoast Financial may consider the adoption of a stock option plan and/or a recognition and retention plan that would provide for the granting of shares of stock or stock options to management and the Board. The ability to use stock-related incentive programs to attract and retain executive and other personnel for itself and its subsidiaries is another benefit of operating in stock form. See "Management of Seacoast Financial and Compass --Compensation of Officers and Directors through Benefit Plans."

     In light of the foregoing, the Board of Trustees of Seacoast Financial and the Board of Directors of Compass believe that the Conversion and the Merger are in the best interests of Seacoast Financial, Compass and their depositors and other customers and employees For further information about the reasons for and background of the Merger from the perspective of Sandwich Bancorp's Board of Directors, see "The Proposed Merger--Reasons for the Merger and Recommendation of the Sandwich Bancorp Board of Directors" and "--Background of the Merger."


Description of the Conversion

     The Offering and Sale of Conversion Shares. Seacoast Financial is offering between 13,600,000 and 18,400,000 Conversion Shares (subject to adjustment to up to 21,160,000 shares in the event the estimated pro forma market value of the Conversion Shares increases immediately prior to the conclusion of the Offering) in connection with the Conversion. Pursuant to applicable state and federal regulations, Seacoast Financial is offering the Conversion Shares for sale in the Subscription Offering pursuant to subscription rights in the following order of priority to: (i) holders of deposit accounts at Compass with an aggregate balance of $50 or more on December 31, 1996 ("Eligible Account Holders"); (ii) holders of deposit accounts at Compass with an aggregate balance of $50 or more on June 30, 1997 ("Supplemental Eligible Account Holders"); (iii) Compass's ESOP; and (iv) employees, officers, directors and trustees of Compass and Seacoast Financial. Concurrently with, during or promptly after the Subscription Offering, and subject to the prior rights of holders of subscription rights, Seacoast Financial may offer Conversion Shares in the Community Offering to certain members of the general public with a preference given to residents of Compass's Community (as defined below in "The Offerings--Community Offering"). Seacoast Financial may offer Conversion Shares not subscribed for in the Subscription and Community Offerings, if any, for sale to the general public in the Syndicated Community Offering.

     Stock Pricing and Number of Conversion Shares to be Issued. Seacoast Financial has established the Purchase Price per share of all Conversion Shares sold in the Offerings at $10.00. The Conversion Plan requires that the aggregate purchase price of the Conversion Shares must be based on the appraised pro forma market value of the Conversion Shares as determined on the basis of an independent appraisal. Seacoast Financial has retained RP Financial, LC., an independent appraisal firm ("RP Financial"), to make such valuation. For its services in making such appraisal and for preparation of a business plan, RP Financial will receive a fee of $45,000 for the initial appraisal, $5,000 for any update and $12,500 for the business plan plus out-of-pocket expenses not to exceed $10,000. Seacoast Financial has agreed to indemnify RP Financial and any employees of RP Financial who act for or on behalf of RP Financial in connection with the appraisal against any and all loss, cost, damage, claim, liability or expense of any kind (including claims under federal and state securities laws) arising out of any misstatement or untrue statement of a material fact or an omission to state a material fact in the information supplied by Compass to RP Financial, unless RP Financial is determined to be negligent or otherwise at fault.

     An appraisal has been made by RP Financial in reliance upon the information contained herein, including the financial statements of Seacoast Financial and Sandwich Bancorp. RP Financial also considered the following factors, among others, in preparing its appraisal: the present and projected operating results and financial condition of Seacoast Financial and Sandwich Bancorp and the economic and demographic conditions in Compass's and Sandwich Bank's existing marketing area; certain historical, financial and other information relating to Seacoast Financial and Sandwich Bancorp; a comparative evaluation of the operating and financial statistics of Seacoast Financial and Sandwich Bancorp with those of other similarly situated publicly traded savings and co-operative banks and other savings institutions located in Massachusetts and other New England states; the aggregate size of the offering of the Conversion Shares; the impact of the Conversion and the Merger on Seacoast Financial's net worth and earnings potential; estimates of the number of Exchange Shares to be issued in the Merger; and the trading market for securities of comparable institutions and general conditions in the market for such securities. In its review of the appraisal provided by RP Financial, the Board of Trustees of Seacoast Financial reviewed the methodologies and the appropriateness of the assumptions that RP Financial used, in addition to the factors enumerated above, and the Board of Trustees believes that such assumptions were reasonable.

     On the basis of the foregoing, RP Financial has advised Seacoast Financial and Compass that in its opinion, dated September 4, 1998, the estimated pro forma market value of the Conversion Shares ranged from a minimum of $136.0 million to a maximum of $184.0 million with a midpoint of $160.0 million (the "Estimated Valuation Range"), giving effect to the Merger. The Board of Directors of Compass and the Board of Trustees of Seacoast Financial determined that the Conversion Shares should be sold at $10.00 per share, resulting in a range of 13,600,000 to 18,400,000 Conversion Shares being offered. Upon consummation of both the Conversion (assuming consummation occurs at the maximum of the Estimated Valuation Range) and the Merger (assuming an Exchange Ratio of 6.4), the Conversion Shares and the Exchange Shares will represent approximately 59.2% and 40.8%, respectively, of the total shares of Seacoast Financial Common Stock outstanding, assuming no fractional Exchange Shares, no exercise of dissenters' rights and a Purchase Price of $10.00 per share. Assuming an Exchange Ratio of 4.7407, the Conversion Shares and Exchange Shares would represent 66.2% and 33.8%, respectively, of the outstanding Conversion Shares. See "--Description of the Merger and the Exchange Ratio." The Estimated Valuation Range may be amended with the approval of the Commissioner, if required, or if necessitated by subsequent developments in the financial condition of Seacoast Financial and Compass or market conditions generally.

     RP Financial's valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of voting for the Merger. RP Financial did not independently verify the consolidated financial statements and other information provided by Seacoast Financial and Sandwich Bancorp, nor did RP Financial value independently the assets or liabilities of the parties. The valuation considers Seacoast Financial and Compass as a going concern and should not be considered as an indication of the liquidation value of Seacoast Financial. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing Conversion Shares in the Conversion or receiving Exchange Shares in the Merger will thereafter be able to sell such shares at prices at or above the Purchase Price (or the Seacoast Financial Trading Price used to determine the Exchange Ratio) or in the range of the foregoing valuation of the pro forma market value thereof.


     No sale of Conversion Shares may be consummated unless prior to such consummation RP Financial confirms that nothing of a material nature has occurred which, taking into account all relevant factors, would cause it to conclude that the aggregate Purchase Price is materially incompatible with its September 4, 1998 estimate of the pro forma market value of the Conversion Shares upon consummation of the Conversion. If such is not the case, the Offering can be terminated; a new Estimated Valuation Range may be set and investors resolicited; new Subscription, Community and Syndicated Community Offerings may be held; or such other action may be taken as Seacoast Financial and Compass shall determine and the Commissioner may permit or require.


     Depending upon market or financial conditions prior to conclusion of the Offering, the total number of Conversion Shares to be sold will be established. In the event market or financial conditions change so as to cause the aggregate Purchase Price, supported by the updated appraisal, to be below the minimum of the Estimated Valuation Range or more than 15% above the maximum of such range, Seacoast Financial will resolicit subscribers (i.e., permit them to modify or rescind their subscriptions, or permit them to continue their orders, in which case they will need to affirmatively reconfirm their subscriptions prior to the expiration of the resolicitation period or their subscription funds will be promptly refunded, with interest, at Compass's passbook rate of interest, and their withdrawal authorizations will be cancelled). Any change in the Estimated Valuation Range must be approved by the Commissioner. If the number of Conversion Shares issued in the Conversion is increased due to an increase of up to 15% in the Estimated Valuation Range to reflect changes in market or financial conditions, no resolicitation of subscribers will be made.

     The higher the number of Conversion Shares issued, the lower a stockholder's ownership interest and per share pro forma net income and stockholders' equity, and the higher Seacoast Financial's pro forma net income and stockholders' equity on an aggregate basis. The lower the number of Conversion Shares issued, the higher a stockholder's ownership interest and per share pro forma net income and stockholders' equity and the lower Seacoast Financial's pro forma net income and stockholders' equity on an aggregate basis. See "Risk Factors--Dilution Resulting from Possible Issuance of Additional Shares" and "Pro Forma Data--Pro Forma Conversion Data."

     Copies of the appraisal report of RP Financial, including any amendments thereto, and the detailed report of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at the main office of Seacoast Financial and at the other locations specified under "Available Information."



Description of the Merger and the Exchange Ratio

     Pursuant to the Merger Agreement, Sandwich Bancorp will merge with a corporate subsidiary of Seacoast Financial. It is anticipated that, following the merger of Sandwich Bancorp with a subsidiary of Seacoast Financial, Sandwich Bancorp, as the surviving corporation, will merge with Seacoast Financial and that Sandwich Bank will be merged with Compass and cease to be a separate bank. Each outstanding share of Sandwich Bancorp Common Stock (other than shares held by any dissenting stockholders and shares held by Seacoast Financial or any subsidiary) and each outstanding Sandwich Bancorp Option will automatically convert into and become exchangeable for a number of shares of Seacoast Financial Common Stock determined by the application of the Exchange Ratio (as described below), and cash in lieu of any fractional share of Seacoast Financial Common Stock which such stockholders or optionholders otherwise would be entitled to receive. The Exchange Ratio depends upon a calculation of the average trading price of Seacoast Financial Common Stock on certain specified days between the consummation of the Conversion and consummation of the Merger, determined in the manner described below.

     At the Merger Effective Time (as such term is defined in "--Description of the Merger Agreement"), each share of Sandwich Bancorp Common Stock issued and outstanding immediately prior thereto (other than those held by Seacoast Financial, by Compass and by Sandwich Bancorp stockholders exercising dissenters' rights) will convert into a number of Exchange Shares equal to one share multiplied by the appropriate Exchange Ratio and cash in lieu of any fractional share. The Exchange Ratio will be based on the Seacoast Financial Trading Price and will be calculated as set forth below. The parties have agreed to a range of possible Exchange Ratios so that, as the Seacoast Financial Trading Price increases, the Exchange Ratio may decrease, as follows:



   Seacoast Financial
     Trading Price                       Exchange Ratio                   Per Sandwich Bancorp Share Value
-----------------------   --------------------------------------------   ---------------------------------
More than $15.00          Less than 4.7407                               $71.11
                          ($71.11 [divided by] Seacoast Financial
                          Trading Price)

$13.51-$15.00             4.7407                                         $64.05-$71.11
                                                                         (4.7407 x Seacoast Financial
                                                                         Trading Price)

$10.01-$13.50             6.3936-4.7407                                  $64.00
                          ($64.00 [divided by] Seacoast Financial
                          Trading Price)

$10.00 or less            6.4000                                         $64.00 or less
                                                                         (6.4000 x Seacoast Financial
                                                                         Trading Price)

     The Seacoast Financial Trading Price (and therefore the Exchange Ratio) will be determined in the period between the consummation of the Conversion and the consummation of the Merger by averaging the closing bid and asked price of the Seacoast Financial Common Stock for each of the second through the ninth trading days (inclusive) following consummation of the Conversion (the average of the closing bid and asked price for each such day is referred to as the "Daily Closing Price"), discarding the two highest and two lowest Daily Closing Prices and averaging the remaining Daily Closing Prices. The closing bid and asked prices will be as quoted at the close of business on the Nasdaq National Market. This pricing mechanism is also depicted graphically in "Summary-- The Proposed Merger". The market price of Seacoast Financial Common Stock at the Merger Effective Time could be more or less than the Seacoast Financial Trading Price used to determine the Exchange Ratio, and the actual value of the shares issued in the Merger therefore could be more or less than the Per Sandwich Bancorp Share Value indicated in the foregoing table.

     In addition, each option to purchase a share of Sandwich Bancorp Common Stock outstanding under the Sandwich Stock Option Plans will, as of the Merger Effective Time, be automatically converted into and exchangeable for a number of Exchange Shares calculated by subtracting the per share exercise price of such option from the Per Sandwich Share Value and dividing the result by the Seacoast Financial Trading Price.

     At any time prior to the Merger Effective Time, Seacoast Financial may revise the structure of the Merger and the other transactions contemplated by the Merger Agreement, provided that (i) there are no material adverse federal or state income tax consequences to Sandwich Bancorp and its stockholders as a result of a modification; (ii) the consideration to be paid to the holders of the Sandwich Bancorp Common Stock under the Merger Agreement is not thereby changed in kind or reduced in amount; (iii) there are no material adverse changes to the benefits and other arrangements provided to or on behalf of Sandwich Bancorp's directors, officers and other employees; and (iv) such modification will not delay materially or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the Merger. Seacoast Financial, Compass, Sandwich Bancorp and Sandwich Bank have agreed to appropriately amend the Merger Agreement and any related documents in order to reflect any such revised structure.

     For additional information about the Merger Agreement and the terms of the Merger, see "--Description of the Merger Agreement."


Effects of the Conversion and the Merger

     Continuity. While the Conversion and Merger are pending, the normal business of Compass and Sandwich Bank of accepting deposits and making loans will continue without interruption. Compass and Sandwich Bank will continue to be subject to regulation by the Commissioner and the FDIC. After the Conversion and Bank Merger, Compass will continue to provide services for both Compass's and Sandwich Bank's depositors and borrowers under Compass's current policies by its present management and staff, as supplemented by Sandwich Bank personnel.

     The directors and officers of Compass at the time of the Conversion will continue to serve as directors and officers of Compass after the Conversion. The directors of Seacoast Financial following the Conversion will consist of individuals currently serving as directors of Compass and the officers of Seacoast Financial will consist of the persons currently serving as officers of Seacoast Financial. Upon consummation of the Merger, certain of the officers and directors of Sandwich Bancorp and Sandwich Bank will become officers and directors of Seacoast Financial and/or Compass. See "Management of Seacoast Financial and Compass--Directors of Seacoast Financial."

     Effect on Deposit Accounts. The Conversion will have no effect on Compass's deposit accounts, except to the extent that funds in the account are withdrawn to purchase Conversion Shares and except with respect to liquidation rights. Moreover, each depositor in Sandwich Bank at the time of the Bank Merger will automatically become a depositor of Compass after the Bank Merger, and each such deposit account will remain the same with respect to deposit balance, interest rate and other terms, subject to Compass's right to conform such account terms to comparable accounts offered by Compass. Subject to certain limitations, each such account will be insured by the FDIC to the same extent as before the Conversion and the Merger, and each such account will continue to be insured in full for amounts in excess of FDIC limits by the excess insurer of savings bank deposits, the DIF (as a co-operative bank, Sandwich Bank currently offers its depositors similar excess deposit insurance through the Share Insurance Fund of the Co-operative Central Bank). Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

     Effect on Loans. No loan outstanding from either Compass or Sandwich Bancorp will be affected by the Conversion or the Merger, and the amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the Conversion and the Merger.

     Tax Effects. Seacoast Financial has received a favorable opinion regarding the federal income tax consequences of the Conversion. See "--Tax Aspects of the Conversion and Merger." Consummation of the Merger is conditioned on prior receipt by Seacoast Financial and Sandwich Bancorp of an opinion with regard to federal income taxation which indicates, among other things, that each of the Merger and the merger of Sandwich Bank and Compass (the "Bank Merger") will constitute or will be part of a tax-free reorganization and that Seacoast Financial, Compass, Sandwich Bancorp, Sandwich Bank and the shareholders of Sandwich Bancorp, by reason of the Merger or the Bank Merger, will recognize no gain or loss for federal income tax purposes.

     Liquidation Rights. At the completion of the Conversion, Seacoast Financial will establish a liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposit accounts with Compass following the Conversion. The amount of the liquidation account will be equal to the net worth of Seacoast Financial as set forth in the most recent consolidated statement of financial condition contained herein. In the unlikely event of a complete liquidation of Seacoast Financial, and only in such event, each such account holder will be entitled to receive a liquidating distribution from the liquidation account in the amount of the then-adjusted account balances for such person's deposit accounts then held following all liquidation payments to creditors.

     The initial account balance for each Eligible Account Holder and Supplemental Eligible Account Holder will be determined by multiplying the opening balance in the liquidation account by a fraction, the numerator of which is the amount of Qualifying Deposits or Supplemental Qualifying Deposits held by such Eligible Account Holder or Supplemental Eligible Account Holder on the Eligibility Record Date or the Supplemental Eligibility Record Date, respectively, and the denominator of which is the aggregate amount of all Qualifying Deposits or Supplemental Qualifying Deposits on such dates. For deposit accounts in existence on both dates, separate account balances shall be determined on the basis of the Qualifying Deposits and Supplemental Qualifying Deposits in such deposit accounts on such dates.

     If, however, on the last day of any fiscal year of Seacoast Financial commencing after the Eligibility Record Date or Supplemental Eligibility Record Date, as the case may be, the deposit balance in any deposit account of an Eligible Account Holder or Supplemental Eligible Account Holder is less than either (i) the amount of Qualifying Deposits of such Eligible Account Holder or Supplemental Eligible Account Holder on the Eligibility Record Date or Supplemental Eligibility Record Date, as the case may be, or (ii) the deposit balance in such deposit account at the close of business on the last day of any previous fiscal year of Seacoast Financial commencing after the Eligibility Record Date or the Supplemental Eligibility Record Date, then such Eligible Account Holder's or Supplemental Eligible Account Holder's account balance would be reduced in an amount equal to the reduction in such deposit balance, and such account balance will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the deposit balances of any Eligible Account Holder or Supplemental Eligible Account Holder. Any assets remaining after the above liquidation rights of Eligible Account Holders and Subsequent Eligible Account Holders are satisfied would be distributed to the stockholders of Seacoast Financial.

     Neither Compass nor Seacoast Financial will be required to set aside funds for the purpose of establishing the liquidation account, and the creation and maintenance of the account will not operate to restrict the use or application of any of the net worth accounts of Compass or Seacoast Financial, except that neither Compass nor Seacoast Financial, as the case may be, shall declare or pay a cash dividend on, or repurchase any of, its capital stock if the effect of such a transaction would be to cause its net worth to be reduced below the amount required for the liquidation account.


Required Approvals

     Various regulatory approvals are required in order to consummate the Conversion and the Merger. The Commissioner has approved the Conversion Plan, subject to the satisfaction of certain conditions. The FRB has approved the Merger (including the Conversion as a precondition to the Merger) and the FDIC has approved the Bank Merger under the Bank Merger Act, and in each case the required 15-day waiting period has passed. In addition, the Conversion and the Merger cannot be consummated unless the BBI and the Commissioner approve the Merger and the Bank Merger. There can be no assurances that the required approvals will be obtained. Approvals, nonobjections and authorizations by the FDIC, the FRB, the Commissioner or the BBI do not constitute recommendations or endorsements of the Conversion or the Merger by such entities. There can be no assurances that the requisite regulatory approvals will be received in a timely manner. In the event the Merger is not consummated on or before February 20, 1999, the Merger Agreement may be terminated by either Seacoast Financial or Sandwich Bancorp (subject to a possible one-month extension under certain circumstances).

     Pursuant to Massachusetts law, the Conversion Plan must be approved by at least a majority of Seacoast Financial's Corporators, including a majority of the "independent Corporators," as such term is defined in Massachusetts banking regulations. In addition, the Merger must be approved by at least two thirds (2/3) of Seacoast Financial's Corporators. Such approvals were obtained at a special meeting of Corporators held on August 24, 1998. In addition, consummation of the Merger requires the approval of the Merger Agreement by the stockholders of Sandwich Bancorp. Sandwich Bancorp has called a special meeting of stockholders for the purpose of voting on the Merger on October 29, 1998. Under Massachusetts law, the Merger Agreement must be approved by a two-thirds vote of the outstanding Sandwich Bancorp Common Stock entitled to vote at such special meeting.


     Seacoast Financial is required to make certain filings with state securities regulatory authorities in connection with the issuance of Seacoast Financial Common Stock in the Conversion and the Merger.


Description of the Merger Agreement

     Representations and Warranties. The Merger Agreement contains representations and warranties by Sandwich Bancorp and Seacoast Financial regarding various legal, regulatory, financial and business matters which generally include, but are not limited to, the following: (i) capital structure, (ii) securities documents and regulatory reports, (iii) financial statements, (iv) material adverse change, (v) environmental matters, (vi) tax matters; (vii) legal proceedings, (viii) employee benefit plans; (ix) properties, (x) loan portfolio and (xi) material interests of certain persons. Except as otherwise provided in the Merger Agreement, these representations and warranties will not survive the Merger Effective Time.

     Conduct of Business Prior to the Closing Date. Under the terms of the Merger Agreement, each of Seacoast Financial and Sandwich Bancorp and their respective subsidiaries generally is prohibited from: (i) taking any action that materially adversely affects the ability of either party to obtain any necessary regulatory approvals or materially increases the period of time necessary to obtain such approvals; (ii) taking any action that materially adversely affects its ability to perform its covenants and agreements under the Merger Agreement; (iii) knowingly taking any action that would result in its representations and warranties not being true and correct on the date of the Merger Agreement or at any future date on or prior to the closing date; or (iv) taking or causing any act which disqualifies the Merger as a pooling-of-interests for accounting purposes or as a tax free reorganization under Section 368 of the Code.

     Sandwich Bancorp, including its subsidiaries, is required to use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises and operate its business in the usual, regular and ordinary course. In addition, Sandwich Bancorp has agreed, except as otherwise specifically permitted or required by the Merger Agreement or consented to in writing, that Sandwich Bancorp may not: (i) declare or pay any dividends or other distributions on capital stock (except for (a) a quarterly cash dividend not in excess of $0.35 per share that is declared and paid in accordance with applicable law, regulation, contractual and regulatory commitments, and (b) dividends paid by any Sandwich Bancorp subsidiary to Sandwich Bancorp); (ii) increase compensation or fringe benefits of, or pay bonuses to, directors, officers or employees beyond certain stated limits;
(iii) change or waive any provision of its articles or by-laws; (iv) change the number of shares authorized or issued capital stock (except for an issuance pursuant to the Stock Option Agreement or upon exercise of outstanding Sandwich Options); (v) issue or grant any option, warrant, call commitment, subscription, right to purchase or agreement relating to the authorized and issued capital stock of Sandwich Bancorp, or any subsidiary thereunder, or any convertible securities, except for those shares issued to satisfy presently outstanding options under and in accordance with the Stock Option Agreement and the Sandwich Bancorp stock option plans; (vi) enter into or amend in any material respect or terminate any contract, except in the ordinary course of business consistent with past practice and as specified in the Merger Agreement; (vii) amend, terminate, waive or provide consent under any standstill agreement; (viii) incur any material liabilities or material obligations, whether directly or by way of guaranty, or acquire any equity, debt or other investment securities, except in the ordinary course of business consistent with past practices; (ix) make capital expenditures beyond stated limits, excluding binding commitments already existing as of the date of the Merger Agreement; (x) make equity investments in real estate, other than in foreclosed properties, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with customary banking practices; (xi) make commercial or commercial real estate loans or loans to one borrower above a certain stated size; (xii) open or close any branch offices or automated banking facilities; (xiii) engage in certain off-balance-sheet transactions; (xiv) change accounting method or practices, except as required by GAAP or by regulatory policy; (xv) merge or consolidate with, or be acquired by, another entity, except as the fiduciary duties of the Board of Directors otherwise requires; or (xvi) agree to do any of the foregoing.

     Acquisition Proposals. Sandwich Bancorp has also agreed in the Merger Agreement, subject to certain exceptions relating to the fiduciary duty of the Sandwich Bancorp Board of Directors, that it will not (and will use all commercially reasonable efforts to cause its representatives not to) directly or indirectly encourage, solicit, initiate or participate in any discussions or negotiations with, or provide any information to, any other person (other than Seacoast Financial and its affiliates or representatives) concerning any merger, tender offer, sale of substantial assets, sale of shares of capital stock or debt securities or similar acquisition transaction involving Sandwich Bancorp or Sandwich Bank. Sandwich Bancorp has agreed to notify Seacoast Financial immediately of any such inquiry or proposal (including the terms thereof and the identity of the other person making the inquiry or proposal) and has further agreed to consult with Seacoast Financial after receipt of such proposal or commencement of such discussion or negotiation relating to an acquisition transaction and not to take any action with respect to such proposed acquisition transaction except after reasonable consultation with Seacoast Financial.

     Closing Date of the Merger. The Merger Agreement provides that the closing of the Merger will occur on the tenth trading day following consummation of the Conversion or such other time as Seacoast Financial and Sandwich Bancorp may agree upon (the "Closing Date"). The reason for the delay between the dates of consummation of the Conversion and consummation of the Merger is that the calculation of the Exchange Ratio for determining the number of Exchange Shares issuable to the Sandwich Bancorp stockholders is based upon the Seacoast Financial Trading Price, which cannot be calculated until after the consummation of the Conversion. Notwithstanding this delay, the Conversion and the Merger are interdependent transactions, and neither one will occur unless both of them do. As a result, the conditions to the Merger set forth in the Merger Agreement (other than the delivery of the Exchange Shares), which would typically need to have been met as of the closing date of the Merger, must instead be met as of the date of consummation of the Conversion (the "Pre-Closing Date"), which will be the date of the pre-closing (the "Pre-Closing") for the Merger. Following completion of the Pre-Closing, which completion will be acknowledged in writing by the parties at such time, neither party will have the right to terminate the Merger Agreement. The Merger Agreement provides that if, after the Pre-Closing Date, any party to the Merger Agreement attempts to terminate such agreement or fails to take any action necessary to consummate the Merger, the other party may seek injunctive relief to enforce the Merger Agreement and the breaching party may not oppose or contest such effort. Assuming that all conditions to the Merger have been satisfied or waived as of the Pre-Closing Date, the Merger Effective Time shall be the time on the Closing Date that the Merger becomes effective pursuant to applicable provisions of Massachusetts law.


     Seacoast Financial and Sandwich Bancorp each anticipates that the Merger will be consummated in the fourth quarter of 1998. However, consummation could be delayed as a result of delays in obtaining the necessary governmental and regulatory approvals of the Conversion or the Merger or if any other condition to consummation of the Merger is not satisfied or waived. There can be no assurances as to if or when such approvals will be obtained or that the Merger will be consummated. See "--Required Approvals."


     Conditions to the Merger. The respective obligations of each party under the Merger Agreement are subject to the fulfillment of the following conditions at or prior to the Pre-Closing Date, none of which may be waived: (i) the approval of the Merger Agreement by the Sandwich Bancorp stockholders; (ii) the absence of orders, decrees or injunctions which enjoin or prohibit the Merger;
(iii) the receipt of all necessary regulatory approvals, authorizations and consents and the expiration of all applicable waiting periods, without any condition or requirement that materially and adversely affects the combined enterprise or the value of Sandwich Bancorp or Sandwich Bank; (iv) the effectiveness under the Securities Act of the Registration Statement registering the Exchange Shares without having a stop order issued by either the SEC or state securities regulators suspending the effectiveness or any proceeding initiated or threatened by the SEC to suspend such effectiveness;
(v) the approval for listing on the Nasdaq National Market, subject to official notice of issuance, of the Exchange Shares; (vi) the receipt of a tax opinion, dated as of the Pre-Closing Date for federal income tax purposes, relating to the Merger as described under "--Tax Aspects of the Conversion and the Merger"; and (vii) the consummation by Seacoast Financial of the Conversion, resulting in net proceeds sufficient to enable Compass to remain "well-capitalized" under applicable federal banking law and otherwise to meet regulatory capital requirements, in each case after giving effect to the Merger.

     The obligations of Seacoast Financial and Sandwich Bancorp under the Merger Agreement are further subject to the satisfaction (or waiver), at or prior to the Pre-Closing Date, of the following conditions: (i) the representations and warranties of the other party shall continue to be true and correct in all material respects as of the Pre-Closing Date; (ii) the other party shall have performed in all material respects all obligations and complied in all material respects with all of its agreements or covenants under the Merger Agreement, except to the extent that failure to perform does not have a material adverse effect; (iii) the other party shall have obtained any and all material permits,


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

authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger by it; (iv) each party shall have received the agreed legal opinion from counsel to the other party; (v) each party shall have received the agreed "comfort" letter from the independent accountant to the other party; and (vi) each party shall have furnished the other party with such certificates of its officers or others and such other documents to evidence fulfillment of the aforementioned conditions as shall be reasonably requested.

     The obligations of Seacoast Financial are further subject to the condition that, as of the Pre-Closing Date, Seacoast Financial shall have received a letter from its independent accountant to the effect that the Merger will qualify for "pooling of interests" accounting treatment. Seacoast Financial will be deemed to have waived this condition if it purchases any shares of Sandwich Bancorp Common Stock between the date of the Merger Agreement and the Pre-Closing Date. The obligations of Sandwich Bancorp are further subject to the condition that Seacoast Financial shall have delivered to the exchange agent, on or before the Closing Date of the Merger, certificates representing the Exchange Shares and the cash in lieu of fractional shares to be delivered to the Sandwich Bancorp stockholders and optionholders pursuant to the Merger Agreement.

     Termination and Termination Fees. The Agreement may be terminated at any time prior to the Pre-Closing Date, whether before or after approval of the Merger by the stockholders of Sandwich Bancorp: (i) at any time by the mutual written agreement of Seacoast Financial and Sandwich Bancorp; (ii) by either Sandwich Bancorp or Seacoast Financial in the event of a material breach by the other party of any covenant, agreement, representation or warranty in the Merger Agreement which breach by its nature cannot be cured prior to the Pre-Closing Date or shall not have been cured within 30 business days after written notice by Seacoast Financial to Sandwich Bancorp (or by Sandwich Bancorp to Seacoast Financial) of such breach (provided that the terminating party is not itself in material breach); (iii) at the election of either Seacoast Financial or Sandwich Bancorp in the event that the Closing Date does not occur on or before February 20, 1999, or such later date as Seacoast Financial and Sandwich Bancorp have agreed to in writing, subject to a one-month extension in certain circumstances specified in the Merger Agreement;
(iv) by either Sandwich Bancorp or Seacoast Financial if the stockholders of Sandwich Bancorp shall not have approved the Merger Agreement; (v) by either Sandwich Bancorp or Seacoast Financial if (a) either the Merger or the Conversion is disapproved by a regulatory authority and such disapproval has become unappealable or (b) if any court of competent jurisdiction or other governmental authority issues an order, decree, ruling or takes any other action restraining, enjoining or otherwise prohibiting the consummation of Merger, the Bank Merger or the Conversion and such order or injunction has become final and nonappealable; (vi) by either party if an event occurs that would result in Sandwich Bancorp's obligation to pay to Seacoast Financial the $6.0 million termination fee as described below; or (vii) by the Board of Directors of either party in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled, provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement.

     Termination due to mutual agreement shall be without liability, cost or expense on the part of any party to the other, unless an event occurs requiring the payment of a $6.0 million termination fee to Sandwich Bancorp or Seacoast Financial, as described below. In the event termination upon the occurrence of either party's material failure to comply with representations, warranties, covenants or other agreements contained in the Merger Agreement as a result of willful misconduct or gross negligence of a party, such party shall be obligated to reimburse the other party for up to $1,000,000 of out-of-pocket costs and expenses, including reasonable legal, accounting and investment banking fees and expenses, in addition to any other rights or remedies available at law or equity, unless under the Merger Agreement either Sandwich Bancorp or Seacoast Financial is entitled to a $6.0 million dollar termination fee, as described below.

     As a condition of Sandwich Bancorp's willingness to enter into the Merger Agreement, and to reimburse Sandwich Bancorp for incurring the damages, costs and expenses related to entering into the Merger Agreement and consummating the transactions contemplated thereby, Seacoast Financial has agreed to pay Sandwich Bancorp, as liquidated damages, and in lieu of any other rights or remedies under the Merger Agreement, a payment in the amount of $6.0 million if the Merger does not occur because (i) either the Conversion does not occur or it does occur but it does not result in net proceeds sufficient to enable Compass to remain "well-capitalized" under applicable federal banking law and otherwise to meet regulatory capital requirements, in each case after giving effect to the Merger, or (ii) the Conversion has not been approved by regulators, has been enjoined or is otherwise not completed by Seacoast Financial by February 20, 1999 (subject to a one-month extension under certain circumstances specified in the Merger Agreement), or if Sandwich Bancorp has terminated the Merger Agreement


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

as a result of Seacoast Financial's willful or intentional breach of its representations and warranties, covenants or agreements. Seacoast Financial will not be required to pay the termination fee if the triggering event is primarily due to a breach by Sandwich Bancorp of its representations, warranties, covenants or agreements that directly or adversely affects Seacoast Financial's ability to consummate the Merger or to satisfy the conditions to its obligation to consummate the Merger.

     As a condition of Seacoast Financial's willingness to enter into the Merger Agreement, and to reimburse Seacoast Financial for incurring the damages, costs and expenses related to entering into the Merger Agreement and consummating the transactions contemplated thereby, Sandwich Bancorp has agreed to pay to Seacoast Financial, as liquidated damages, and in lieu of any other rights or remedies under the Merger Agreement, a payment in the amount of $6.0 million, but if and only if a "payment event" (as such term is defined below) has occurred before the "expense fee termination date" (as such term is defined below).


     A "payment event" would be any of the following events: (i) without Seacoast Financial's prior written consent, Sandwich Bancorp shall have authorized, proposed or entered into, or publicly announced an intention to authorize, propose or enter into, an agreement with any person (other than Seacoast Financial or any subsidiary thereof) to effect (a) a merger, consolidation or similar transaction involving Sandwich Bancorp or any subsidiary thereof, (b) the disposition, by sale, lease, exchange or otherwise, of assets of Sandwich Bancorp or any subsidiary thereof representing in either case 15% or more of the consolidated assets of Sandwich Bancorp and the Sandwich subsidiaries or (c) the issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities representing 15% or more of the voting power of Sandwich Bancorp or any subsidiary thereof or (ii) a person (other than Seacoast Financial or any subsidiary thereof) shall have acquired beneficial ownership of, or the right to acquire beneficial ownership of, or a group shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of Sandwich Bancorp Common Stock.


     The "expense fee termination date" would be the earliest to occur of (i) the Merger Effective Time, (ii) the date that is 12 months after termination of the Merger Agreement following the occurrence of a "time extension event" (as such term is defined below) or (iii) the date on which the Merger Agreement is terminated in accordance with its terms, but only if such termination takes place prior to the occurrence of a payment event or a "time extension event." A "time extension event" would be any of the following events: (i) a person (other than Seacoast Financial or any subsidiary thereof) shall have commenced, or shall have filed a registration statement under the Securities Act with respect to, a tender offer or exchange offer to purchase any shares of Sandwich Bancorp Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of such stock;
(ii) following the public announcement of an "acquisition proposal" (which is defined in the Merger Agreement, and which the parties acknowledge has already taken place), the holders of the Sandwich Bancorp Common Stock shall not have approved the Merger Agreement; (iii) following the occurrence of an "acquisition proposal" (a) a meeting of Sandwich Bancorp's stockholders held for the purpose of voting on the Merger Agreement shall not have been held or shall have been canceled prior to termination of the Merger Agreement; (b) Sandwich Bancorp's Board of Directors shall have withdrawn or modified in a manner adverse to Seacoast Financial the recommendation of the Board of Directors with respect to the Merger Agreement and the Merger; (c) Sandwich Bancorp shall have willfully or intentionally breached any representation, warranty, covenant or obligation contained in the Merger Agreement and such breach would entitle Seacoast Financial to terminate the Merger Agreement (without regard to the cure period otherwise provided for unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Merger Agreement); or (d) the Merger shall not have been consummated by reason of failure of the pooling-of-interests condition, and such failure is the result of the actions of a party not affiliated with either Seacoast Financial or Sandwich Bancorp.

     Amendment and Waiver. Subject to applicable law, at any time prior to the Merger Effective Time, the parties to the Merger Agreement may amend the Merger Agreement, extend the time for the performance of any of the obligations or other acts of any other party, waive any inaccuracies in the representations and warranties or any document delivered pursuant to the Merger Agreement or waive compliance with any of the Merger Agreement's agreements or conditions, except that after the Sandwich Bancorp stockholder meeting at which the Merger is to be considered there may not be, without further approval by Sandwich Bancorp's stockholders, any amendment of the Merger Agreement which reduces the amount or changes the form of consideration to be delivered to Sandwich Bancorp's stockholders.


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The Stock Option Agreement

     The summary information below concerning the material terms of the Stock Option Agreement is qualified in its entirety by reference to the full text of such agreement, attached in its entirety hereto as Exhibit A to the Merger Agreement attached hereto at Appendix A.

     Under the Stock Option Agreement, Sandwich Bancorp has granted an option (the "Option") to Seacoast Financial to purchase up to 387,107 authorized but unissued shares of Sandwich Bancorp Common Stock (constituting up to 19.9% of the outstanding Sandwich Bancorp Common Stock on the date of grant of the Option and 16.7% of the shares of Sandwich Bancorp Common Stock that would be outstanding following the exercise of the Option) at a price of $57 per share. In the event of any change in Sandwich Bancorp Common Stock by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option and the purchase price therefor will be adjusted appropriately. If any additional shares of Sandwich Bancorp Common Stock are issued or otherwise become outstanding after the date of the Stock Option Agreement (other than as contemplated in the Stock Option Agreement), the number of shares of Sandwich Bancorp Common Stock subject to the Option shall be adjusted so that, after such issuance, it does not exceed 19.9% of the number of shares of Sandwich Bancorp Common Stock then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Option. The $57 exercise price was based upon trading price information for Sandwich Bancorp Common Stock on March 20, 1998, the trading day immediately preceding the announcement of the Merger Agreement on March 23, 1998.

     The Option is exercisable in whole or in part upon the occurrence of a "Purchase Event" (as such term is defined below) and prior to an "Exercise Termination Event" (as such term is defined below). A "Purchase Event" would be any of the following events:

     (i) without Seacoast Financial's prior written consent, Sandwich Bancorp shall have authorized, recommend or publicly proposed or publicly announced an intention to authorize, recommend or propose or enter into, an agreement with any person (other than Seacoast Financial or any subsidiary thereof) to effect (a) a merger, consolidation or similar transaction involving Sandwich Bancorp or any subsidiary thereof, (b) the disposition, by sale, lease, exchange or otherwise, of assets of Sandwich Bancorp or any subsidiary thereof representing in either case 15% or more of the consolidated assets of Sandwich Bancorp or (c) the issuance, sale or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities representing 15% or more of the voting power of Sandwich Bancorp or any subsidiary thereof (each, an "Acquisition Transaction"), or

     (ii) a person (other than Seacoast Financial or any subsidiary thereof) shall have acquired beneficial ownership of, or the right to acquire beneficial ownership of, or a group shall have been formed which beneficially owns, or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of Sandwich Bancorp Common Stock.

     An "Exercise Termination Event" would be any of the following events: (i) the Merger Effective Time, (ii) the date that is 12 months after termination of the Merger Agreement following the occurrence of a "Purchase Event" or "Preliminary Purchase Event" (as such terms are defined below), (iii) the date on which the Merger Agreement is terminated in accordance with its terms, but only if such termination takes place prior to the occurrence of a Purchase Event or a Preliminary Purchase Event, or (iv) the passage of twelve months after the Merger Agreement is terminated by Seacoast Financial as a result of a material breach of any representation, covenant, warranty or agreement set forth in the Merger Agreement, which breach by its nature cannot be cured prior to the pre-closing date or shall not have been cured within 30 business days after written notice by Sandwich Bancorp to Seacoast Financial of such breach.

     A "Preliminary Purchase Event" would be any of the following events:

     (i) a person (other than Seacoast Financial or any subsidiary thereof) shall have commenced, or shall have filed a registration statement under the Securities Act with respect to, a tender offer or exchange offer to purchase any shares of Sandwich Bancorp Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of the Sandwich Bancorp Common Stock;


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

     (ii) following the public announcement or occurrence of an "acquisition proposal" (which is defined in the Stock Option Agreement, and which the parties acknowledge has already taken place): (a) the holders of the Sandwich Bancorp Common Stock shall not have approved the Merger Agreement;
   (b) a meeting of Sandwich Bancorp's stockholders held for the purpose of voting on the Merger Agreement shall not have been held or shall have been canceled prior to termination of the Merger Agreement; (c) Sandwich Bancorp's Board of Directors shall have withdrawn or modified, or publicly announced its intention to withdraw or modify, in a manner adverse to Seacoast Financial the recommendation of the Board of Directors with respect to the Merger Agreement and the Merger; (d) Sandwich Bancorp shall have breached any representation, warranty, covenant or obligation contained in the Merger Agreement and such breach would entitle Seacoast Financial to terminate the Merger Agreement (without regard to the cure period otherwise provided for unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Merger Agreement); (e) or the Merger shall not have been consummated by reason of failure of the pooling-of-interests condition, and such failure is the result of the actions of a party not affiliated with either Seacoast Financial or Sandwich Bancorp; or

     (iii) any person, other than Seacoast Financial, or any subsidiary thereunder, other than in connection with a transaction to which Seacoast Financial has given prior written consent, shall have (a) acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Sandwich Bancorp Common Stock or (b) filed an application or notice with the FRB, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to acquire beneficial ownership of 10% or more of the outstanding shares of Sandwich Bancorp Common Stock or otherwise to engage in an Acquisition Transaction.

     The Stock Option Agreement also provides that Sandwich Bancorp is required to repurchase the Option from Seacoast Financial, together with any shares of Sandwich Bancorp Common Stock purchased by Seacoast Financial pursuant thereto, at the election of Seacoast Financial during the twelve months immediately following (i) the acquisition by one or more third parties of 50% or more of the outstanding shares of Sandwich Bancorp Common Stock (or the right to acquire 50% or more of such outstanding shares) or (ii) the execution by Sandwich Bancorp of an agreement to merge into or consolidate with a third party following which transaction Sandwich Bancorp will not be the continuing or surviving corporation or to sell 50% or more of the voting power of Sandwich Bancorp to a third party or to sell or otherwise transfer all or substantially all of the Sandwich Bancorp assets to a third party. The price of such repurchase is specified in the Stock Option Agreement. The obligation for Sandwich Bancorp to repurchase the Option terminates upon an Exercise Termination Event, unless a Purchase Event occurs prior to an Exercise Termination Event.

     Although the shares issuable upon exercise of the Option represent approximately 16.7% of the Sandwich Bancorp Common Stock that would be outstanding after such exercise, Seacoast Financial may not acquire more than 5% of the Sandwich Bancorp Common Stock, pursuant to the exercise of the Option or otherwise, without prior approval of the FRB. Seacoast Financial has received approval from the FRB to exercise the Option following any applicable event triggering the Option.


Interests of Certain Persons in the Conversion

     General. In connection with the Conversion, the trustees, directors and executive officers of Seacoast Financial and Compass, as a group (19 persons), have proposed to purchase 405,000 Conversion Shares, or 3.0% and 2.2% of the Conversion Shares at the minimum and maximum of the Estimated Valuation Range, respectively. See "Purchases by Management of Seacoast Financial and Compass."

     The ESOP. Compass has adopted the ESOP, a tax-qualified benefit plan for officers and employees of Compass, which intends to purchase 8% of the Conversion Shares, or 1,088,000 shares ($10.9 million) and 1,472,000 shares ($14.7 million) at the minimum and maximum of the Estimated Valuation Range, respectively. See "Management of Seacoast Financial and Compass--Compensation of Officers and Directors through Benefit Plans--Employee Stock Ownership Plan and Trust."

     Seacoast Financial Stock Compensation Plans. Following consummation of the Conversion, the Board of Directors may consider the adoption of a stock option plan for, and a stock plan for the recognition and retention of, officers and directors of Compass and Seacoast Financial. Applicable banking regulations would permit the Company to adopt such plans for presentation to Seacoast Financial's stockholders at a meeting to be held no earlier


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

than six months after the completion of the Conversion. If such plans are adopted, no options or stock awards would be granted under either plan until the date on which stockholder approval of the respective plan is received. See "Management of Seacoast Financial and Compass--Compensation of Officers and Directors through Benefit Plans --Stock Option Plan" and "--Stock Plan."


     Seacoast Financial Employment Agreements. In connection with the Conversion, Seacoast Financial and Compass expect to enter into employment and change of control agreements with the following officers of Seacoast Financial and Compass: Kevin G. Champagne; Arthur W. Short; John D. Kelleher; Francis S. Mascianica, Jr.; and Carolyn A. Belanger. The employment agreements have three-year (in the case of Mr. Champagne) and two-year (in the case of the other officers) terms that are extended automatically unless one of the parties thereto gives a notice of non-renewal. Such agreements also guarantee the officers payments and benefits in the event the officers are terminated under certain circumstances or in the event of their retirement, death or disability. The change in control agreements guarantee the officers severance payments and continuing benefits in case they are terminated for certain reasons following a "change in control" (as such term is defined in such agreements) of Seacoast Financial or Compass. Seacoast Financial and Compass also expect to enter into change of control agreements providing for a lesser benefit with three other executive officers. See "Management of Seacoast Financial and Compass-- Employment and Change of Control Agreements."



Interests of Certain Persons in the Merger

     Boards of Directors. Upon consummation of the Merger, Seacoast Financial will take all necessary action to appoint Frederic D. Legate, currently the President and Chief Executive Officer of Sandwich Bancorp, and two other members of Sandwich Bancorp's Board of Directors (to be designated by Seacoast Financial after consultation with Sandwich Bancorp) to Seacoast Financial's Board of Directors. Mr. Legate will also be appointed to Compass's Board and the executive committee thereof.

     Sandwich Bancorp Employees. At the Merger Effective Time, all employees of Sandwich Bancorp and its subsidiaries shall be employed by Compass, with employee benefits which in the aggregate are no less favorable than those generally afforded to other employees of Compass holding similar positions, subject to the terms and conditions under which those employee benefits are made available to such employees and to certain other provisions of the Merger Agreement. For purposes of determining eligibility for and vesting of such employee benefits only (and not for pension benefit accrual purposes), service with Sandwich Bancorp prior to the Merger Effective Time will be treated as service with an "employer" as if such persons had been employees of Seacoast Financial, to the extent permissible under the terms of Seacoast Financial's employee benefit plans. Seacoast Financial has also agreed to continue to provide post-retirement medical benefits to former employees of Sandwich Bancorp who at the time of the Merger are receiving post-retirement medical benefits in accordance with Sandwich Bancorp's retiree health care plans, and Seacoast Financial will honor any and all vacation leave (but not sick leave) accrued by employees of Sandwich Bancorp, except to the extent of any duplication of benefits. No pre-existing condition exclusion that is currently inapplicable to an employee of Sandwich Bancorp or a subsidiary thereof and/or the employee's covered dependents shall affect their rights to health benefits or coverage under Seacoast Financial's plans, to the extent permissible under such plans.

     The parties are working to identify operational efficiencies that may be obtained through the consolidation of the entities in the Merger. It is anticipated that some positions will be eliminated following the Merger Effective Time, and Seacoast Financial and Compass are not under any continuing obligation with respect to the employment of any specific employee of Sandwich Bancorp or Sandwich Bank other than the officers whose employment contracts are being assumed. See "--Sandwich Bancorp Employment Agreements." Seacoast Financial and Compass have agreed that any employee of Sandwich Bancorp or Sandwich Bank whose employment with Seacoast Financial or Compass is terminated by Seacoast Financial within one year after the Merger Effective Time will receive a lump-sum severance benefit in an amount equal to two weeks' pay for each year of employment (with partial years of service included in the calculation on a pro-rated basis), up to a maximum of 26 weeks' pay, and continuation of health benefits, on the same terms and conditions applicable to Seacoast Financial's active employees, for the same number of weeks factored into the calculation of severance payments, and thereafter COBRA benefits for an additional period of time.

     Sandwich Bancorp Employment Agreements. Under the terms of the Merger Agreement, Seacoast Financial and Compass have agreed to assume employment and change of control agreements that Sandwich Bancorp and Sandwich Bank currently have with Frederic D. Legate, President and Chief Executive Officer, and Dana
S. Briggs,

George L. Larson and David A. Parsons, each a Senior Vice President, of Sandwich Bancorp and Sandwich Bank, as well as comparable agreements with certain other officers of Sandwich Bank. Pursuant to the employment and change of control agreements, the officers are entitled to receive severance benefits if, within a period of time following a "change in control" (as defined in the agreements), such officers' employment is terminated involuntarily or voluntarily following certain specified events such as a material change in responsibilities. The Merger constitutes a change in control of Sandwich Bancorp and Sandwich Bank and a material change of such officers' responsibilities and supervision under the agreements. The severance benefits payable to the officers may be an amount equal to up to 2.99 times the officer's average annual compensation received from Sandwich Bank during the five year period immediately prior to the date of the change of control. Assuming that the Seacoast Financial Trading Price is between $10.01 and $13.50, and the Exchange Ratio therefore results in the exchange of approximately $64 worth of Seacoast Financial Common Stock for each share of Sandwich Bancorp Common Stock, management of Sandwich Bancorp estimates that such payments could amount to up to $1,021,942, $394,496, $420,870 and $320,202 for Messrs. Legate, Briggs, Larson and Parsons, respectively, if made during the year ending December 31, 1998; however, these payments would be subject to reduction in the event the Seacoast Financial Trading Price is above $13.50. Seacoast Financial has also agreed to assume certain deferred compensation plans, grantor trust agreements, supplemental retirement plans and split dollar insurance agreements currently in effect for certain officers and directors of Sandwich Bancorp.

     Indemnification and Insurance. Pursuant to the Merger Agreement, Seacoast Financial has agreed to indemnify the directors and officers of Sandwich Bancorp and its subsidiaries with respect to claims arising in whole or in part out of the fact that such person is or was a director, officer or employee of Sandwich Bancorp or any of its subsidiaries if such claim pertains to any matter of fact arising, existing or occurring before the Merger Effective Time.


     In addition, Seacoast Financial has agreed for a period of not less than six years following the Merger Effective Time to provide to those persons who served as directors or officers of Sandwich Bancorp on or before the Merger Effective Time Sandwich Bancorp's existing insurance against liabilities and claims (and related expenses) made against them resulting from their service as such prior to the Merger Effective Time, or comparable substitute coverage, provided that Seacoast Financial is not required to expend more than $60,000 in the aggregate for such insurance coverage.

     Sandwich Bancorp Stock Option Plans. At the Merger Effective Time, each outstanding option under the Sandwich Stock Option Plans will be automatically converted into, and exchangeable for, a number of shares of Seacoast Financial Common Stock determined by subtracting the per share exercise price of such option from the value of the shares of Seacoast Financial Common Stock receivable by Sandwich Bancorp stockholders in exchange for each outstanding share of Sandwich Bancorp Common Stock and dividing the result by the Seacoast Financial Trading Price. As of June 30, 1998, there were outstanding under the Sandwich Stock Option Plans options to acquire an aggregate of 45,203 shares of Sandwich Bancorp Common Stock at exercise prices ranging from $9.00 per share to $30.6875 per share. Assuming that the Seacoast Financial Trading Price is between $10.01 and $13.50, and the Exchange Ratio therefore results in the exchange of approximately $64 worth of Seacoast Financial Common Stock for each share of Sandwich Bancorp Common Stock, management of Sandwich Bancorp estimates that the aggregate value of the Sandwich Stock Options held by each executive officer of Sandwich Bancorp at the time the Merger Agreement was executed was approximately as follows: Frederic D. Legate, President and Chief Executive Officer, $2,241,299; Dana S. Briggs, Senior Vice President and Corporate Secretary, $970,605; George L. Larson, Senior Vice President, Chief Financial Officer and Treasurer, $1,199,040; David A. Parsons, Senior Vice President, Senior Loan Officer, $904,756.


Delivery of Certificates

     Conversion Shares. Certificates representing the Conversion Shares issued in the Conversion will be mailed by Seacoast Financial's transfer agent to the subscribers at the addresses provided by such persons appearing on the Order Form as soon as practicable following consummation of the Conversion. Any certificates returned as undeliverable will be held by Seacoast Financial until claimed by persons legally entitled thereto or otherwise disposed of in accordance with applicable law. Until certificates for the Conversion Shares are available and delivered to subscribers, such subscribers may not be able to sell the Conversion Shares for which they have subscribed, even though trading of the Seacoast Financial Common Stock may have commenced.


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     Exchange Shares. After consummation of the Merger, each Sandwich Bancorp stockholder, upon surrender of his or her stock certificate(s) to an agent, duly appointed by Seacoast Financial (the "Exchange Agent"), will be entitled to receive in exchange therefor a certificate or certificates representing the number of full Exchange Shares for which the shares of Sandwich Bancorp Common Stock surrendered shall have been converted based on the Exchange Ratio, and cash in lieu of fractional shares. The Exchange Agent will promptly mail to each Sandwich Bancorp stockholder a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the stockholder's stock certificate(s) shall pass, only upon delivery of such certificate(s) to the Exchange Agent) advising such holder of the terms of the exchange effected by the Merger and of the procedure for surrendering to the Exchange Agent such certificate(s) in exchange for a certificate or certificates evidencing the Exchange Shares. The stockholders of Sandwich Bancorp should not forward Sandwich Bancorp Common Stock certificates to Seacoast Financial or the Exchange Agent until they have received the transmittal letter.

     No holder of a certificate representing shares of Sandwich Bancorp Common Stock will be entitled to receive any dividends in respect of Seacoast Financial Common Stock into which such shares shall have been converted by virtue of the Merger until the certificate representing such shares of Sandwich Bancorp Common Stock is surrendered in exchange for certificates representing shares of Seacoast Financial Common Stock. In the event that dividends are declared and paid by Seacoast Financial in respect of Seacoast Financial Common Stock after the consummation of the Merger but prior to surrender of certificates representing shares of Sandwich Bancorp Common Stock, dividends payable in respect of shares of Seacoast Financial Common Stock not then issued shall accrue (without interest). Any such dividends will be paid (without interest) upon surrender of the certificates representing such shares of Sandwich Bancorp Common Stock. Seacoast Financial will be entitled, after the consummation of the Merger, to treat certificates representing shares of Sandwich Bancorp Common Stock as evidencing ownership of the number of full shares of Seacoast Financial Common Stock into which the shares of Sandwich Bancorp Common Stock represented by such certificates shall have been converted, notwithstanding the failure on the part of the holder thereof to surrender such certificates.

     Seacoast Financial will not be obligated to deliver a certificate or certificates representing Exchange Shares to which a holder of Sandwich Bancorp Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the certificate or certificates representing the shares of Sandwich Bancorp Common Stock for exchange as provided above, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond as may be required in each case by Seacoast Financial.

     If any certificate evidencing Exchange Shares is to be issued in a name other than that in which the certificate evidencing Sandwich Bancorp Common Stock surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the certificate so surrendered is properly endorsed or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the person surrendering such certificate and signing the letter of transmittal to do so on behalf of the record holder. The person requesting any such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.


Resale Restrictions

     Resale of Exchange Shares. The Exchange Shares that will be issued in the Merger will be registered under the Exchange Act and approved for listing on the Nasdaq National Market and will be freely transferable, except for Exchange Shares received in the Merger by persons, including directors and executive officers of any of the parties to the Merger, who may be deemed to be "affiliates" of any of the parties under Rule 145 under the Securities Act. The term "affiliate" generally means any person who controls, is controlled by or is under common control with, or is a member of a group that controls, is controlled by or is under common control with, a party, and for purposes hereof could be deemed to include all executive officers, directors and 10% or greater stockholders of a party.

     Rule 145 will restrict the sale of Exchange Shares received in the Merger and beneficially owned by those stockholders who are deemed to be affiliates of Sandwich Bancorp or Seacoast Financial and certain of their family


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

members and related interests. Such affiliates, provided they are not affiliates of Seacoast Financial at or following the Merger Effective Time, may publicly resell Exchange Shares received by them in the Merger subject to certain limitations of Rule 144 under the Securities Act, which restrict, among other things, the number of shares sold in any quarter and the manner of sale, during the one year following the Merger Effective Time. After such one-year period, such affiliates may resell their shares without restriction so long as there is adequate current public information with respect to Seacoast Financial as required by Rule 144. Persons who become affiliates of Seacoast Financial prior to, at or after the Merger Effective Time may publicly resell the Exchange Shares received by them in the Merger subject to similar limitations and subject to certain filing requirements specified in Rule 144. Affiliates also would be permitted to resell the Exchange Shares received in the Merger pursuant to an effective registration statement under the Securities Act or another available exemption from the Securities Act's registration requirements. This Prospectus does not cover any resales of Exchange Shares received in the Merger by persons who may be deemed to be affiliates of Seacoast Financial or Sandwich Bancorp.

     Resale by Seacoast Financial and Sandwich Bancorp Affiliates During "Pooling" Period. Affiliates of both Seacoast Financial and Sandwich Bancorp will not be able to transfer shares of Seacoast Financial Common Stock (including both Conversion Shares and Exchange Shares) or Sandwich Bancorp Common Stock during the period beginning 30 days prior to the Merger Effective Time and ending when financial results covering at least 30 days of post-Merger combined operations of Seacoast Financial and Sandwich Bancorp have been published, in order to satisfy certain requirements of the SEC in transactions to be accounted for using pooling-of-interests accounting treatment under GAAP. Under the Merger Agreement, Seacoast Financial has agreed to use its best efforts to publish no later than 30 days after the end of the first month in which there are at least 30 days of post-Merger combined operations (which may be the month in which the Merger Effective Time occurs) combined revenues and net income figures as contemplated by and in accordance with the SEC's Accounting Series Release No. 135. The Merger Agreement provides that Seacoast Financial and Sandwich Bancorp shall use all reasonable efforts to cause those persons who may be deemed to be affiliates of Sandwich Bancorp to deliver to Seacoast Financial, as soon as practicable after the date of the Merger Agreement, and prior to the Sandwich Bancorp Special Meeting, a written agreement providing that such persons will not sell, pledge, transfer or otherwise dispose of any shares of Seacoast Financial Common Stock or Sandwich Bancorp Common Stock for the period beginning 30 days prior to the Merger and ending on the publication of financial results covering at least 30 days of combined operations of Seacoast Financial and Sandwich Bancorp and in compliance with the Securities Act and the rules and regulations promulgated thereunder. Each director and executive officer of Sandwich Bancorp has executed such an agreement. Certificates of Sandwich Bancorp Common Stock surrendered for exchange pursuant to the Merger by any person deemed to be an affiliate shall not be exchanged for certificates representing Exchange Shares until Seacoast Financial has received from that person the written agreement described in this paragraph.

     One-Year Restriction on Sale of Conversion Shares by Seacoast Financial Insiders. Pursuant to Massachusetts law, directors, trustees, officers and Corporators of Seacoast Financial or Compass will not be able to sell any Conversion Shares that they purchase in the Conversion for a period of one year following the Conversion, except in the case of death or substantial disability, as determined by the Commissioner, or upon the written approval of the Commissioner. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and instructions will be issued to the effect that any transfer within such time period of any certificate or record ownership of such shares other than as provided above is a violation of the restriction. Any shares of Seacoast Financial Common Stock issued at a later date within this one year period as a stock dividend, stock split or otherwise with respect to such restricted Conversion Shares will be subject to the same restrictions.


Certain Restrictions on Purchase of Shares After the Conversion

     Three-Year Restriction on Certain Purchases of Seacoast Financial Common Stock. Purchases of Seacoast Financial Common Stock by directors, officers and their associates during the three-year period following completion of the Conversion (i) may not be made directly from Seacoast Financial and (ii) may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Commissioner. The second restriction does not apply, however, to negotiated transactions involving more than 1% of outstanding Seacoast Financial Common Stock or to certain purchases of such stock pursuant to an employee stock benefit plan.

     Repurchases of Seacoast Financial Common Stock by Seacoast Financial. In order to preserve pooling-of-interests accounting treatment for the Merger under GAAP, Seacoast Financial's ability to repurchase shares of its common stock may be limited during the two-year period following consummation of the Merger.


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Tax Aspects of the Conversion and Merger

     General. As described below, Foley, Hoag & Eliot LLP ("FHE"), counsel to Seacoast Financial, has opined on federal income tax consequences of the Conversion and the Merger. Although these opinions are not complete descriptions of all federal income tax consequences of the Conversion and the Merger, they address all material federal income tax consequences of the Conversion and the Merger. Seacoast Financial, Compass, Sandwich Bancorp, and Sandwich Bank have provided FHE with facts, representations and assumptions on which FHE has relied in rendering its opinions. These opinions are also based on laws, regulations, rulings and judicial decisions as they existed as of the date of the opinions. These authorities are all subject to change, and such change may be made with retroactive effect. FHE cannot give any assurance that, after any such change, its opinions would not be different, and FHE does not undertake any responsibility to update or supplement its opinions. Unlike private rulings, the opinions of FHE are not binding on the IRS, and the IRS could disagree with conclusions reached therein. In the event of such disagreement, there can be no assurance that the IRS would not prevail in a judicial or administrative proceeding.

     The Conversion. Subject to the foregoing, FHE has opined that, for federal income tax purposes: (i) the Conversion will constitute a reorganization under
Section 368(a)(1)(F) of the Code (see Rev. Rul. 80-105, 1980-1 C.B. 78; Rev. Rul. 96-29, 1996-24 I.R.B.); (ii) neither Compass nor Seacoast Financial will recognize any gain or loss as a result of the Conversion; and (iii) eligible subscribers will recognize no gain or loss upon the receipt of the subscription rights.


     The Merger. In addition, subject to the foregoing, FHE has opined that, for federal income tax purposes, (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Code; (ii) no gain or loss will be recognized by Seacoast Financial, Compass, Sandwich Bancorp or Sandwich Bank as a result of the Merger; (iii) no gain or loss will be recognized by a shareholder of Sandwich Bancorp who exchanges all of such shareholder's Sandwich Bancorp Common Stock solely for Exchange Shares;
(iv) the basis of Exchange Shares to be received (including any fractional shares deemed received for tax purposes) by a stockholder of Sandwich Bancorp will be the same as the basis of the Sandwich Bancorp Common Stock surrendered in exchange therefor; and (v) the holding period of the Exchange Shares to be received by a shareholder of Sandwich Bancorp will include the period during which the shareholder held the shares of Sandwich Bancorp Common Stock surrendered in exchange therefor, provided that such Sandwich Bancorp Common Stock is held as a capital asset by such stockholder at the Merger Effective Time.



Accounting Treatment of the Conversion and Merger

     Seacoast Financial and Sandwich Bancorp expect to account for the Merger under the pooling-of-interests method of accounting under GAAP, and the availability of this accounting method is a condition to Seacoast Financial's obligation to consummate the Merger. Since the Conversion will not be consummated until the conditions to consummation of the Merger have been met, such accounting treatment is also effectively a condition to consummation of the Conversion. Seacoast Financial will be deemed to have automatically waived this condition if it acquires any shares of Sandwich Bancorp Common Stock between the date of the Merger Agreement and the Pre-Closing Date of the Merger.


     As a result of pooling-of-interests accounting treatment, the historical basis of the assets and liabilities of Sandwich Bancorp and Seacoast Financial will be combined at the Merger Effective Time and carried forward at their previously recorded amounts, and the stockholders' equity accounts of Sandwich Bancorp and Seacoast Financial will also be combined. The consolidated income and other financial statements of Seacoast Financial issued after consummation of the Merger will be restated retroactively to reflect the consolidated operations of Seacoast Financial and Sandwich Bancorp as if the Merger had taken place prior to the periods covered by such financial statements. See "Selected Unaudited Pro Forma Consolidated Financial Data of Seacoast Financial."



Expenses of the Conversion and the Merger

     The Merger Agreement provides, in general, that Seacoast Financial and Sandwich Bancorp shall each bear and pay all their respective costs and expenses incurred by them in connection with the transactions contemplated by the Merger Agreement, including fees and expenses of their respective financial consultants, investment bankers, accountants and counsel.


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

         FEDERAL AND STATE TAXATION OF SEACOAST FINANCIAL AND COMPASS


Federal Taxation

     General. Seacoast Financial and Compass will be subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Compass.

     Method of Accounting. For federal income tax purposes, Compass currently reports it income and expenses on the accrual method of accounting and uses a fiscal year ending October 31 for filing its consolidated federal income tax returns. The Small Business Protection Act of 1996 (the "1996 Act") eliminated the use of the reserve method of accounting for bad debt reserves by savings institutions, effective for taxable years beginning after 1995 (after October 31, 1996 in the case of Compass).

     Bad Debt Reserves. Prior to the 1996 Act, Compass was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in connection with the calculation of Compass's taxable income. As a result of the 1996 Act, Compass must use the specific charge-off method in computing its bad debt deduction beginning with its 1996 federal tax return. In addition, the federal legislation requires the recapture (over a six year period) of the excess of tax bad debt reserves accumulated after October 31, 1988. The amount of such reserve subject to recapture by Compass as of November 1, 1997 was $987,000.

     Taxable Distributions and Recapture. Prior to the 1996 Act, bad debt reserves created prior to November 1, 1988 were subject to recapture into taxable income should Compass fail to meet certain thrift asset and definitional tests. New federal legislation eliminated these thrift related recapture rules. However, under current law, pre-1988 reserves remain subject to recapture should Compass make certain non-dividend distributions or cease to maintain a bank charter. At October 31, 1997, Compass's total federal pre-1988 reserve was $9.1 million. This reserve reflects the cumulative effects of federal tax deductions by Compass for which no federal income tax provision has been made.

     Minimum Tax. The Code imposes an alternative minimum tax ("AMT") at a rate of 20% on a base of regular taxable income plus certain tax preferences ("alternative minimum taxable income" or "AMTI"). The AMT is payable to the extent such AMTI is in excess of an exemption amount. Net operating losses can offset no more than 90% of AMTI. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Compass has not been subject to the alternative minimum tax and has no such amounts available as credits for carryover.

     Net Operating Loss Carryovers. For federal income tax purposes, a financial institution may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after 1996. At May 31, 1998, Compass had no net operating loss carryforwards for federal income tax purposes, other than net operating losses attributable to its acquisition of Martha's Vineyard National Bank in December 1994. Under Section 382 of the Code, the utilization of such carryforwards is spread over seven tax years of Compass. At October 31, 1997, the remaining balance of the foregoing carryforwards was $2,702,317, to be utilized at an annual rate of approximately $667,000 over the succeeding four tax years.

     Corporate Dividends-Received Deduction. Seacoast Financial may exclude from its income 100% of dividends received from Compass since they are both members of the same affiliated group of corporations.


State Taxation

     For Massachusetts income tax purposes, a consolidated tax return cannot be filed. Instead, Seacoast Financial, Compass and each of its subsidiaries file an annual income tax return. Compass is subject to an annual Massachusetts excise tax at a rate of 11.72% of its net income as of the date of this Prospectus and declining in increments to 10.50% for the fiscal year ending October 31, 2000. In addition, five of Compass's wholly-owned subsidiaries are subject to an excise tax at the rate of 9.50% of their net income plus a tax on their net worth. CBS Corporation, a wholly-owned subsidiary of Compass, is a securities corporation and, accordingly, is subject to an excise tax at the rate of 1.32% of its gross income. For these purposes, Massachusetts net income is currently defined as gross income from all sources without any exclusions, less the following deductions: all deductions (but not credits) which


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


are allowable under the Code except for those deductions under the Code relating to (i) dividends received, (ii) losses sustained in other taxable years and (iii) taxes on or measured by income, franchise taxes for the privilege of doing business and capital stock taxes imposed by any state of the United States, the District of Columbia, the Commonwealth of Puerto Rico, any territory or possession of the United States or any foreign country or a political subdivision of any of the foregoing. Compass is not permitted to carry its losses forward or back for Massachusetts tax purposes. For Compass's tax year beginning November 1, 1999 and thereafter, it will be allowed a deduction equal to 95% of dividends received, as is permitted under the corporate excise rules. Seacoast Financial may also qualify to be classified as a Massachusetts securities corporation. Bank holding companies that are so classified are subject to a state tax rate of 0.33% of their gross income.


     Compass's wholly-owned subsidiary Compass Preferred is taxed as a real estate investment trust ("REIT"). Shareholders of a REIT that are subject to the Massachusetts corporate excise tax are entitled to a 95% dividends-received deduction. A REIT corporation shareholder (such as Compass) subject to Massachusetts corporate taxation will, therefore, pay income tax on only 5% of the dividends received from the REIT.

     Finally, one of Compass's wholly-owned subsidiaries is subject to Rhode Island taxation on a portion of its net income at a rate of 9.0%.


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

                 REGULATION OF SEACOAST FINANCIAL AND COMPASS


General

     Compass is a Massachusetts-chartered stock savings bank and a wholly-owned subsidiary of Seacoast Financial. Compass's deposits are insured up to applicable limits by the FDIC through the BIF, except that certain deposits that Compass acquired from savings associations are insured through the SAIF. Compass's deposits are also insured by the DIF for amounts in excess of FDIC insurance limits. Compass is subject to extensive regulation by the Massachusetts Division of Banks (the "Division"), as its chartering agency, and by the FDIC, as its deposit insurer. Compass is required to file reports with, and is periodically examined by, the FDIC and the Division concerning its activities and financial condition and must obtain regulatory approvals prior to entering into certain transactions, including, but not limited to, mergers with or acquisitions of other financial institutions. Compass is a member of the FHLB and is subject to certain limited regulation by the FRB. Seacoast Financial, as a bank holding company, is subject to regulation by the FRB and is required to file reports with the FRB. Any change in such regulations, whether by the Division, the FDIC or the FRB, could have a material adverse impact on Compass or Seacoast Financial. See "Risk Factors--Regulatory Oversight and Legislation." Certain of the regulatory requirements applicable to Compass and Seacoast Financial are referred to below or elsewhere herein.


Massachusetts Bank Regulation

     General. As a Massachusetts-chartered savings bank, Compass is subject to supervision, regulation and examination by the Division and to various Massachusetts statutes and regulations which govern, among other things, investment powers, lending and deposit-taking activities, borrowings, maintenance of surplus and reserve accounts, distribution of earnings and payment of dividends. In addition, Compass is subject to Massachusetts consumer protection and civil rights laws and regulations. The Commissioner's approval is required for a Massachusetts bank to establish or close branches, merge with other banks, organize a holding company, issue stock and undertake certain other activities.

     In response to a Massachusetts law enacted in 1996, the Commissioner adopted rules that generally give Massachusetts banks powers equivalent to those of national banks. The Commissioner also has adopted procedures reducing regulatory burdens and expense and expediting branching by well-capitalized and well-managed banks.

     Investment Activities. As a Massachusetts-chartered savings bank, Compass may invest in preferred and common stock of any corporation provided such investments do not involve control of any corporation and do not, in the aggregate, exceed 4% of Compass's deposits. Subject to certain limits, a Massachusetts-chartered savings bank may invest up to 7% of its deposits in investments not otherwise legally permitted, provided that any such amounts which exceed 3% of deposits must be invested in companies organized for the purpose of acquiring, constructing, rehabilitating, leasing, financing and disposing of housing, in micro-lending to small businesses (including fishing and farm loans) and in providing certain technical assistance. No investment in the equity or debt securities of any one issuer made pursuant to such authority may exceed 2% of the bank's deposits.

     Regulatory Enforcement Authority. Any Massachusetts bank that does not operate in accordance with the regulations, policies and directives of the Commissioner may be subject to sanctions for non-compliance, including seizure of the property and business of the bank and suspension or revocation of its charter. The Commissioner may under certain circumstances suspend or remove officers or directors who have violated the law, conducted Compass's business in a manner which is unsafe, unsound or contrary to the depositors' interests or been negligent in the performance of their duties. In addition, upon finding that a bank has engaged in an unfair or deceptive act or practice, the Commissioner may issue an order to cease and desist and impose a fine on the bank concerned. Finally, Massachusetts consumer protection and civil rights statutes applicable to Compass permit private individual and class action law suits and provide for the rescission of consumer transactions, including loans, and the recovery of statutory and punitive damages and attorneys' fees in the case of certain violations or those statutes.

     DIF. All Massachusetts-chartered savings banks are required to be members of the DIF, a corporation that insures savings bank deposits not covered by federal deposit insurance. The DIF is authorized to charge savings banks an annual assessment of up to 1/16th of 1% of a savings bank's deposits.


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

Insurance of Accounts and Regulation by the FDIC

     Compass and Sandwich Bank are members of the BIF, which is administered by the FDIC. Certain of Compass's and Sandwich Bank's deposits, acquired from federal savings institutions, are insured by the SAIF. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the U.S. Government. As an insurer, the FDIC charges deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a risk to the insurance fund. The FDIC also has the authority to initiate enforcement actions against savings banks, after giving the Commissioner an opportunity to take such action, and may terminate deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices or is in an unsafe or unsound condition.

     In late 1995, the FDIC issued a final rule regarding deposit insurance premiums which, effective with respect to the semi-annual premium assessment beginning January 1, 1996, reduced deposit insurance premiums for BIF member institutions to zero basis points (subject to an annual minimum of $2,000) for institutions in the lowest risk category.

     As a result of legislation passed in 1996 relating to the recapitalization of the SAIF, FDIC-insured institutions will pay an insurance premium of approximately 1.3 basis points of their BIF-assessable deposits and 6.4 basis points of their SAIF-assessable deposits from 1997 through 1999. Based upon assessable deposits at December 31, 1997, Compass and Sandwich Bank are paying $34,000 and $38,000, respectively, in FDIC insurance premiums per quarter during 1998.


Regulatory Capital Requirements

     FDIC-insured savings banks are subject to risk-based capital guidelines that establish a framework for making regulatory capital requirements more sensitive to the risk profiles of each institution. Compass is required to maintain certain levels of regulatory capital in relation to risk-weighted assets. The ratio of such regulatory capital to risk-weighted assets is referred to as Compass's "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk.


     These guidelines divide a bank's capital into two tiers. The first tier ("Tier 1") includes common equity, retained earnings, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets (except mortgage servicing rights and purchased credit card relationships subject to certain limitations). Supplementary ("Tier 2") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan and lease losses, subject to certain limitations, less required deductions. Banks are required to maintain a total risk-based capital ratio equal to at least 8% of risk-weighted assets, and at least half of such capital must be Tier 1 capital.


     In addition, the FDIC has established regulations prescribing a minimum Tier 1 leverage capital ratio (Tier 1 capital to adjusted total assets as specified in the regulations). These regulations provide for a minimum Tier 1 leverage ratio of 3% for banks that meet certain specified criteria, including that they have the highest examination rating and are not experiencing or anticipating significant growth. All other banks are required to maintain a Tier 1 leverage ratio of 3% plus an additional cushion of at least 100 to 200 basis points. The FDIC may, however, set higher leverage and risk-based capital requirements on individual institutions when particular circumstances warrant. Savings banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

     The FDIC has also proposed that a bank's interest rate risk exposure should be quantified using either the measurement system set forth in the proposal or the institution's internal model for measuring such exposure. Management of Compass has not determined what effect, if any, the proposed interest rate risk component would have on Compass's capital if adopted as proposed.


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

Standards for Safety and Soundness

     The federal banking agencies have adopted a final regulation and Interagency Guidelines Prescribing Standards for Safety and Soundness (the "Guidelines") to implement safety and soundness standards required under federal law. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The standards set forth in the Guidelines address (i) internal controls and information systems;
(ii) internal audit program; (iii) credit underwriting; (iv) loan documentation; (v) interest rate risk exposure; (vi) asset growth; and (vii) compensation, fees and benefits. The agencies also adopted additions to the Guidelines which require institutions to examine asset quality and earnings standards. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by federal law. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.


Limitations on Dividends and Other Capital Distributions

     The FDIC has the authority to use its enforcement powers to prohibit a bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law also prohibits the payment of dividends by a bank that will result in the bank failing to meet its applicable capital requirements on a pro forma basis. Massachusetts law also restricts Compass from declaring a dividend which would reduce its capital below (i) the amount required to be maintained by state and federal law and regulations or (ii) the amount of Compass's liquidation account established in connection with the Conversion.



Prompt Corrective Action

     The federal banking agencies have promulgated regulations to implement a system of prompt corrective action required by federal law. Under the regulations, a bank is deemed to be: (i) "well capitalized" if it has total risk-based capital of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a Tier 1 leverage capital ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more and a Tier 1 leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized"; (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0% or a Tier 1 leverage capital ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a Tier 1 leverage capital ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Federal law and regulations also specify circumstances under which a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution to comply with supervisory actions as if it were in the next lower capitalization category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized).

     "Undercapitalized" banks are subject to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks are subject to one or more of a number of additional restrictions, including an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cease receipt of deposits from correspondent banks or to dismiss directors or officers and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by a parent holding company.

     Based on the foregoing, both Compass and Sandwich Bank are currently classified as "well capitalized" banks.


Activities and Investments of Insured State-Chartered Banks

     Federal law generally limits the activities and equity investments of FDIC-insured, state-chartered banks to those that are permissible for national banks, notwithstanding state laws. Under regulations dealing with equity investments, an insured state bank generally may not, directly or indirectly, acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things: (i) acquiring or retaining a majority interest in a subsidiary; (ii) investing as a limited partner in a partnership, the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank's total assets; (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors', trustees' and officers' liability insurance coverage or bankers' blanket bond group insurance coverage for insured depository institutions; and (iv) acquiring or retaining, through a subsidiary, up to 10% of the voting shares of a depository institution if certain requirements are met.


     Federal law and FDIC regulations permit certain exceptions to the foregoing limitations. For example, certain state-chartered banks, such as Compass and Sandwich Bank, may continue to invest, up to certain limits, in common or preferred stock listed on a National Securities Exchange or the National Market System of Nasdaq, and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. Such banks may also continue to sell savings bank life insurance. As of May 31, 1998 and June 30, 1998, Compass and Sandwich Bank, respectively, held marketable equity securities with a carrying value of $5.8 million and $6,000, respectively, pursuant to this exception.



Transactions with Affiliates

     Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a savings bank is any company or entity that controls, is controlled by or is under common control with the savings bank, other than a subsidiary. In a holding company context, at a minimum, the parent holding company of a savings bank and any companies which are controlled by such parent holding company are affiliates of the savings bank. Generally,
Section 23A limits the extent to which the savings bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such savings bank's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. The term "covered transaction" includes (i) the making of loans or other extensions of credit to an affiliate; (ii) the purchase of assets from an affiliate; (iii) the purchase of, or an investment in, the securities of an affiliate; (iv) the acceptance of securities of an affiliate as collateral for a loan or extension of credit to any person; or (v) issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances or letters of credit issued on behalf of, an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the savings bank or its subsidiary as similar transactions with nonaffiliates.

     Further, Section 22(h) of the Federal Reserve Act restricts the making of loans by a savings bank to its directors, executive officers and principal stockholders. Under Section 22(h), loans to directors, executive officers and stockholders who control, directly or indirectly, 10% or more of voting securities of a savings bank, and certain related interests of any of the foregoing, may not exceed, together with all other outstanding loans to such persons and affiliated entities, the savings bank's total capital and surplus.
Section 22(h) also prohibits loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers and stockholders who control 10% or more of voting securities of a stock savings bank, and their respective related interests, unless such loan is approved in advance by a majority of the board of directors of the savings bank. Any "interested" director may not participate in the voting. The loan amount (which includes all other outstanding loans to such person) as to which such prior board of director approval is required is the greater of $25,000 or 5% of capital and surplus or any loans over $500,000. Further, pursuant to Section 22(h), loans to directors, executive officers and principal stockholders must generally be made on terms substantially the same as offered in comparable transactions to other persons. Section 22(g) of the Federal Reserve Act places additional limitations on loans to executive officers.


Holding Company Regulation

     General. Seacoast Financial, as a bank holding company, is subject to comprehensive regulation and regular examinations by the FRB. The FRB also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. Seacoast Financial would also be regulated as a bank holding company under Massachusetts law if it were to control two or more banking institutions. As a savings bank, Compass may elect to have Seacoast Financial regulated as a savings and loan holding company by the Office of Thrift Supervision ("OTS"). Regulation as a savings and loan holding company would require application to, and prior approval of, the OTS.


     Seacoast Financial is subject to capital adequacy guidelines for bank holding companies (on a consolidated basis) which are substantially similar to those of the FDIC for Compass. See "--Regulatory Capital Requirements." On a pro forma consolidated basis after the Conversion and the Merger, Seacoast Financial's pro forma stockholders' equity will exceed these requirements.

     Under FRB policy, a bank holding company must serve as a source of strength for its subsidiary banks. Under this policy, the FRB may require, and has required in the past, a holding company to contribute additional capital to an undercapitalized subsidiary bank.


     Seacoast Financial must obtain Massachusetts Board of Bank Incorporation and FRB approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or
(iii) merging or consolidating with another bank holding company.

     The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by FRB regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the FRB includes, among other things: (i) operating a savings institution, mortgage company, finance company, credit card company or factoring company; (ii) performing certain data processing operations; (iii) providing certain investment and financial advice;
(iv) underwriting and acting as an insurance agent for certain types of credit-related insurance; (v) leasing property on a full-payout, non-operating basis; (vi) selling money orders, travelers' checks and United States Savings Bonds; (vii) real estate and personal property appraising; (viii) providing tax planning and preparation services; and (ix) subject to certain limitations, providing securities brokerage services for customers. Seacoast Financial has no present plans to engage in any of these activities.

     Interstate Banking and Branching. Federal law allows the FRB to approve an application of an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than such holding company's home state, without regard to whether the transaction is prohibited by the laws of any state. The FRB may not approve the acquisition of a bank that has not been in existence for the minimum time period (not exceeding five years) specified by the statutory law of the host state. The FRB is prohibited from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. Individual states continue to have authority to limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30% state-wide concentration limit referred to above.

     Additionally, beginning on June 1, 1997, the federal banking agencies were authorized to approve interstate merger transactions without regard to whether such transactions are prohibited by the law of any state, unless the home state of one of the banks "opted out" by adopting a law which applies equally to all out-of-state banks and expressly prohibits merger transactions involving out-of-state banks. Interstate acquisitions of branches are permitted only if the law of the state in which the branch is located permits such acquisitions.

     In 1996, the Massachusetts legislature enacted a new interstate banking statute pursuant to which an out-of-state bank may (subject to various regulatory approvals and to reciprocity in its home state) establish and maintain bank branches in Massachusetts by (i) merging with a Massachusetts bank that has been in existence for at least three years, (ii) acquiring a branch or branches of a Massachusetts bank without acquiring the entire bank or
(iii) opening such branches de novo. Massachusetts banks' ability to exercise similar interstate banking powers in other states depend upon the laws of those other states. For example, according to the law of the bordering state


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

of New Hampshire, out-of-state banks may acquire New Hampshire banks by merger but may not acquire individual branches or establish de novo bank branches in New Hampshire.

     Federal law authorizes the FDIC to approve interstate branching de novo by national and state banks, respectively, only in states which specifically allow for such branching. The appropriate federal banking agencies are required to prescribe regulations which prohibit any out-of-state bank from using the interstate branching authority primarily for the purpose of deposit production. The FDIC and FRB have adopted such regulations. These regulations include guidelines to ensure that interstate branches operated by an out-of-state bank in a host state are reasonably helping to meet the credit needs of the communities which they serve. Should the FDIC determine that a bank's interstate branch is not reasonably helping to meet the credit needs of the communities serviced by the interstate branch, the FDIC is authorized to close the interstate branch or not permit the bank to open a new branch in the state in which the bank previously opened an interstate branch.

     Dividends. The FRB has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the FRB's view that a bank holding company should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The FRB also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the FRB, the FRB may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized." See "--Regulatory Capital Requirements."

     Bank holding companies are required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the consolidated net worth of the bank holding company. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, FRB order or any condition imposed by, or written agreement with, the FRB.


     This notification requirement does not apply to any company that meets the well-capitalized standard for banks, is "well managed" within the meaning of the FRB regulations and is not subject to any unresolved supervisory issues.



Federal Securities Law

     The Conversion Shares and Exchange Shares will be registered with the SEC under the Securities Act. Seacoast Financial will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of SEC regulations promulgated under the Exchange Act.

     Seacoast Financial Common Stock held by persons who are affiliates (generally officers, directors and 10% or more stockholders) of Seacoast Financial may not be resold without registration, unless such stock is sold in accordance with certain resale restrictions. If Seacoast Financial meets specified current public information requirements, each affiliate of Seacoast Financial is able to sell in the public market, without registration, a limited number of shares in any three-month period.

     In addition, "affiliates" of either Seacoast Financial or Sandwich Bancorp may not sell their Exchange Shares, except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 or another applicable exemption from the registration requirements of the Securities Act. See "The Conversion and the Merger--Resale Restrictions--Resale of Exchange Shares."


Federal Reserve System

     The FRB requires all depository institutions to maintain noninterest-bearing reserves at specified levels against their transaction accounts (primarily checking, NOW and Super NOW checking accounts). At May 31, 1998, Compass was in compliance with these reserve requirements. Banks are authorized to borrow from the Federal Reserve Bank's "discount window," but FRB regulations require banks to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Bank.

Community Reinvestment Act

     Under the Community Reinvestment Act, as amended (the "CRA"), as implemented by FDIC regulations, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA does require the FDIC, in connection with its examination of a bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to acquire branches and other financial institutions. The CRA requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. Compass's latest FDIC CRA rating was "satisfactory" and Sandwich Bank's was "outstanding."

     Massachusetts has its own statutory counterpart to the CRA which is also applicable to Compass and Sandwich Bank. The Massachusetts version is generally similar to the CRA but utilizes a five-tiered descriptive rating system. Massachusetts law requires the Commissioner to consider, but not be limited to, a bank's record of performance under Massachusetts law in considering any application by the bank to establish a branch or other deposit-taking facility, to relocate an office or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution. Both Compass's and Sandwich Bank's most recent rating under Massachusetts law was "outstanding."


Consumer Protection and Fair Lending Regulations

     Compass and Sandwich Bank are subject to a variety of federal and Massachusetts statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys' fees for certain types of violations.


Federal Home Loan Bank System

     Compass is a member of the FHLB, which is one of 12 regional Federal Home Loan Banks, that administer the home financing credit function of savings institutions. Each Federal Home Loan Bank serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the Federal Home Loan Bank system. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of each Federal Home Loan Bank. These policies and procedures are subject to the regulation and oversight of the Federal Housing Finance Board. All advances to Compass from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB.

     As a member, Compass is required to purchase and maintain stock in the FHLB. At May 31, 1998, Compass owned $4.9 million of FHLB stock. In past years, Compass has received dividends on its FHLB stock. The dividend yield from FHLB stock was 6.50% for the year ended October 31, 1997. No assurance can be given that such dividends will continue in the future at such levels.

                 MANAGEMENT OF SEACOAST FINANCIAL AND COMPASS


Directors of Seacoast Financial

     Upon consummation of the Conversion, the Board of Directors of Seacoast Financial will consist of 11 members (all of whom are currently trustees of Seacoast Financial and directors of Compass). The following table sets forth certain information about each such person as of June 30, 1998. Directors of Seacoast Financial serve three-year staggered terms so that approximately one-third of the Directors will be elected at each annual meeting of stockholders.


                                               Term
Name (1)                             Age     Expires     Date Elected (2)
--------                            -----   ---------   -----------------
Manuel G. Camacho ...............   72      1999              1979
David P. Cameron ................   72      2000              1976
Kevin G. Champagne ..............   48      1999              1993
Howard C. Dyer, Jr. .............   69      2000              1963
Glen F. Johnson .................   73      2001              1972
Thornton P. Klaren, Jr. .........   62      2000              1968
J. Louis LeBlanc ................   58      2001              1982
A. William Munro ................   66      2001              1986
Carl Ribeiro ....................   51      1999              1991
Joseph H. Silverstein ...........   71      2000              1980
Gerald H. Silvia ................   63      1999              1990

------------
(1) In addition to the Directors set forth in this table, three members of Sandwich Bancorp's Board of Directors will be appointed to Seacoast Financial's Board of Directors upon consummation of the Merger, one of whom will be Frederic D. Legate, the President and Chief Executive Officer of Sandwich Bancorp, and the other two of whom will be selected by Seacoast Financial after consultation with Sandwich Bancorp.

(2) "Date Elected" indicates the date the Director first joined the Board of Trustees of Compass. All of such dates are prior to Seacoast Financial's formation in 1994.


     The principal occupation and business experience during at least the last five years for each person who will be a Director of Seacoast Financial upon consummation of the Conversion is set forth below. Seacoast Financial's Board does not currently have a Chairman due to the death of Richard Marchisio on September 10, 1998. Mr. Marchisio served as Chairman of the Boards of both Seacoast Financial and Compass from 1994 until his death. He was President of Compass from 1984 until his retirement in 1990. Mr. Marchisio first joined Compass in 1946.

     Manuel G. Camacho is a dentist in private practice in New Bedford, Massachusetts. He is semi-retired.

     David P. Cameron was President of Morse Cutting Tools in New Bedford, Massachusetts until his retirement in 1982.

     Kevin G. Champagne. See "Executive Officers," below.

     Howard C. Dyer, Jr. was General Manager, New Bedford Storage Warehouse, New Bedford, Massachusetts, until his retirement in 1996.

     Glen F. Johnson was a General Manager, Goodyear Tire and Rubber, New Bedford, Massachusetts, until his retirement in 1985.

     Thornton P. Klaren, Jr. is retired.

     J. Louis LeBlanc is an attorney in private practice in New Bedford, Massachusetts.

     A. William Munro is President of Munro Distributing, Inc., Fall River, Massachusetts.

     Carl Ribeiro is President, Luzo Foodservice Corp., New Bedford, Massachusetts.

     Joseph H. Silverstein was the President of Silverstein's Family Store, a retail clothing store located in New Bedford, Massachusetts, until his retirement in 1992.

     Gerald H. Silvia is the owner of Americana Travel, a travel agency located in Fall River, Massachusetts.


     Upon consummation of the Merger, Mr. Legate and two other directors of Sandwich Bancorp to be selected by Seacoast Financial will be appointed as directors of Seacoast Financial. Mr. Legate will also be appointed as a director and a member of the Executive Committee of Compass. Set forth below is certain biographical information with respect to Mr. Legate.


     Frederic D. Legate has served Sandwich Bank in various capacities since 1977 and was appointed its President and Chief Executive Officer in 1981. Mr. Legate became President and Chief Executive Officer of Sandwich Bancorp upon its formation in 1997. Mr. Legate plans to retire as an executive officer following consummation of the Merger.


Executive Officers

     The names and ages of each of the executive officers of Seacoast Financial and Compass and the principal occupation and business experience during at least the last five years for each is set forth below. Each of Messrs. Kelleher, Lambert, Rigby, Taber, Mascianica and Camara and Ms. Belanger serve as a Vice President of Seacoast Financial, a position each has held since the formation of Seacoast Financial in 1994.

     Kevin G. Champagne has served as President and Chief Executive Officer of Seacoast Financial since its formation in 1994 and as President and Chief Executive Officer of Compass since 1994. Prior to 1994, Mr. Champagne was Executive Vice President/Retail Banking of Compass. He joined Compass's Management Training Program in 1971. Mr. Champagne is 48 years old.

     Arthur W. Short served as Treasurer of Seacoast Financial since its formation in 1994 until 1997. He currently serves as Vice President of Seacoast Financial, as Executive Vice President of Compass, a position he has held since 1993, and as Chief Operating Officer of Compass, a position he has held since 1997. Prior to 1993, Mr. Short served as Senior Vice President/Treasurer and Chief Financial Officer of Compass. He joined Compass in 1981. Mr. Short is 57 years old.

     John D. Kelleher has served as Executive Vice President of Compass since 1993 and has headed Compass's Lending Division since 1984. Mr. Kelleher joined Compass's Management Training Program in 1971. Mr. Kelleher is 53 years old.

     James E. Lambert has served as Executive Vice President of Compass since 1994. Prior to joining Compass in 1990, Mr. Lambert served as President of Martha's Vineyard National Bank, which merged with Compass in 1994. Mr. Lambert is 53 years old.

     Francis S. Mascianica, Jr. has served as Senior Vice President/Treasurer and Chief Financial Officer of Compass since 1997 and as Treasurer of Seacoast Financial since 1997. Mr. Mascianica has held various positions with Compass since he joined the bank in 1981. He is 50 years old.

     Carolyn A. Belanger has served as Senior Vice President and head of the Retail Banking Division of Compass since 1994. Ms. Belanger has held various positions with Compass since she joined the bank in 1966. She is 50 years old.

     William D. Rigby has served as Senior Vice President since 1994 and Manager of the Consumer Lending Department of Compass since 1985, when he joined Compass. He is 50 years old.

     Carl W. Taber has served as Senior Vice President since 1993 and head of Mortgage Lending of Compass since 1984. Mr. Taber joined Compass's Management Training Program in 1975. He is 45 years old.

     Robert J. Camara has served as Senior Vice President and Loan Servicing Manager of Compass since 1997. He joined Compass in 1987 as Assistant Vice President and Auditor and became Vice President and Loan Servicing Manager in 1990. Mr. Camara is 41 years old.

     The executive officers of Seacoast Financial and Compass are elected annually and hold office until their successors are chosen and qualified.

     Since the formation of Seacoast Financial in 1994, none of the executive officers have received remuneration from Seacoast Financial. It is not anticipated that the executive officers of Seacoast Financial will initially receive any remuneration in their capacities as executive officers. For information concerning compensation of executive officers of Compass, see "--Executive Compensation."



Indemnification and Limitation of Liability

     The Articles of Organization of Seacoast Financial provide that each Director of Seacoast Financial and each officer appointed or elected by the Board of Directors of Seacoast Financial shall be indemnified by Seacoast Financial to the extent permitted by law against any expenses incurred by such person in connection with any proceeding in which he or she is involved as a result of (i) his or her serving or having served as a Director, officer or employee of Seacoast Financial, (ii) his or her serving or having served as a Director, officer or employee of any of Seacoast Financial's wholly owned subsidiaries or (iii) his or her serving or having served in any capacity with respect to any other corporation, organization, partnership, joint venture, trust, employee benefit plan or other entity at the request or direction of Seacoast Financial. The Board of Directors may, in its discretion, indemnify non-officer employees of Seacoast Financial.

     In accordance with Massachusetts law, the Articles of Organization provide that no indemnification shall be provided with respect to a matter as to which the indemnitee shall have been determined by final judicial decision from which there is no further right to appeal that the indemnitee is not entitled to be indemnified for such expenses.

     If Seacoast Financial does not assume the defense or unless and until Seacoast Financial assumes the defense of any proceeding of which Seacoast Financial receives notice, Seacoast Financial has agreed to pay, in the case of a Director or officer at the level of Vice President or above, and may agree to pay, in the case of any other indemnitee, the expenses incurred by an indemnitee in defending a proceeding or any appeal therefrom in advance of the final disposition of such proceeding.

     The Articles of Organization also provide that no Director of Seacoast Financial shall be personally liable to Seacoast Financial or its stockholders for monetary damages for breach of fiduciary duty as a Director notwithstanding any provision of law imposing such liability. However, a Director shall be liable (i) for any breach of the Director's duty of loyalty to Seacoast Financial or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 61 or 62 of Chapter 156B of the MGL, or (iv) with respect to any transaction from which the Director derived an improper personal benefit.


Committees of the Boards of Seacoast Financial and Compass

     The Boards of Seacoast Financial and Compass have two committees, an Executive Committee and an Audit Committee. The current members of the Executive Committee are Messrs. Champagne, Dyer, Johnson, LeBlanc, Munro and Silverstein, and following the consummation of the Merger, Frederic D. Legate, currently the President of Sandwich Bancorp, will join the Executive Committee. The Executive Committee is vested with the authority of the Board in most matters, except those powers which by law may not be delegated. The Executive Committee also serves as the Compensation Committee, in which capacity it reviews and establishes salaries and other compensation and benefit programs of all officers and employees of Seacoast Financial and Compass, and as the Nominating Committee, which recommends to the Boards of Seacoast Financial and Compass nominees for election to the Boards of Seacoast Financial and Compass.

     The Audit Committee, of which Messrs. Camacho, Cameron, Klaren, Ribeiro and Silvia are members, reviews the results and scope of the audit and other services provided by Seacoast Financial's and Compass's independent auditors.


Compensation Committee Interlocks and Insider Participation

     The Executive Committee serves as the Compensation Committee. Its members are Messrs. Champagne, Dyer, Johnson, LeBlanc, Munro and Silverstein. Mr. Champagne, the President and Chief Executive Officer of Seacoast Financial and Compass, does not participate in deliberations involving his own compensation.

     No executive officer of Seacoast Financial or Compass served (i) as a member of the compensation committee of another entity, one of whose executive officers served on the Executive Committee of Seacoast Financial and Compass,
(ii) as a director of another entity, one of whose executive officers served on the Executive Committee of Seacoast Financial and Compass, or (iii) as a member of the compensation committee of another entity, one of whose executive officers served as a trustee or director of Seacoast Financial or Compass.

Compensation of Directors

     Members of the Seacoast Financial and Compass Boards receive $500 for each Board meeting that they attend. Prior to his death on September 10, 1998, the Chairman of the Board of Seacoast Financial received an annual retainer of $50,000. Seacoast Financial's Board has not elected a new Chairman nor has it determined what the compensation of any future Chairman would be. Members of Seacoast Financial's and Compass's Executive Committee receive an annual retainer of $13,000 and members of Compass's Audit Committee receive an annual retainer of $5,000. In addition, members of the Audit Committee (other than the Chairman) are paid $500 for each Seacoast Financial Audit Committee meeting that they attend and the Chairman of the Audit Committee is paid $600 for each Seacoast Financial Audit Committee meeting that he attends. The most senior member of the Board of Directors of Compass receives an annual retainer of $7,000 for duties performed in connection with his appointment as a non-operating Vice President of Compass. Mr. Champagne does not receive any fees for service on the Board of Directors of Seacoast Financial or Compass or for service on any committees of either Board.



Executive Compensation

     Summary Compensation Table. The following table sets forth the cash compensation paid by Compass as well as certain other compensation paid or accrued for services rendered in all capacities during the year ended December 31, 1997 to the Chief Executive Officer of Seacoast Financial and Compass and the four other executive officers of Seacoast Financial or Compass who received total annual compensation in excess of $100,000 (such other executive officers, "Named Executive Officers").

                                                                                                     All Other
                                                                 Annual Compensation              Compensation(4)
                                                      ------------------------------------------ ----------------
                  Name and Principal
     Position with Seacoast Financial and Compass      Year(1)     Salary    Bonus(2)   Other(3)
----------------------------------------------------- --------- ----------- ---------- ---------
Kevin G. Champagne ..................................   1997     $230,002    $59,801                  $5,794
 President and Chief Executive
 Officer of Seacoast Financial and Compass

A. William Short ....................................   1997      148,506     34,750                   7,450
 Vice President of Seacoast Financial;
 Executive Vice President and Chief Operating Officer
 of Compass

John D. Kelleher ....................................   1997      134,905     31,568                   6,478
 Vice President of Seacoast Financial;
 Executive Vice President/Lending of Compass

James E. Lambert ....................................   1997      120,001     23,400                   6,030
 Vice President of Seacoast Financial;
 Executive Vice President/Commercial Lending of
 Compass

Carolyn A. Belanger .................................   1997      105,346     24,651                   4,829
 Vice President of Seacoast Financial;
 Senior Vice President/Retail Banking of Compass

------------
(1) Because Seacoast Financial will not be a public company until the Conversion, Summary Compensation information is not provided for 1996 and 1995 in accordance with the rules of the SEC.

(2) Represents bonuses paid in December 1997 for the fiscal year ended October 31, 1997.

(3) Perquisites and other personal benefits paid to each officer included in the Summary Compensation Table in each instance aggregated less than 10% of the total annual salary and bonus set forth in the columns entitled "Salary" and "Bonus" for each officer, and accordingly, are omitted from the table in accordance with the rules of the SEC.

(4) Includes Compass's matching contributions under its 401(k) plan of $4,750 for each of Messrs. Champagne, Short and Kelleher and of $4,302 and $3,900 for Mr. Lambert and Ms. Belanger, respectively. Also includes premiums paid by Compass for group term life insurance of $1,044, $2,700, $1,728, $1,728 and $929 for Messrs. Champagne, Short, Kelleher and Lambert and Ms. Belanger, respectively.

Employment and Change in Control Agreements

     In connection with the Conversion, Seacoast Financial and Compass will enter into certain employment agreements (each such agreement, an "Employment Agreement" and, such agreements collectively, the "Employment Agreements") and certain change in control agreements (the "Change in Control Agreements") with Messrs. Champagne, Short, Kelleher and Mascianica and Ms. Belanger (collectively, the "Officers"). The Employment Agreements provide that the Officers will receive certain benefits and a base salary equal to $270,003, $156,505, $141,654, $103,382 and $110,346, respectively, subject to increases in accordance with the usual practices of Seacoast Financial and Compass with respect to review of compensation of their senior executives.

     Mr. Champagne's Employment Agreement has a three-year term and the Employment Agreements of the other Officers have two-year terms. The terms all commence on the date of consummation of the Conversion, and each term extends by one day for each day that an Officer remains employed by Compass or (in the case of Mr. Champagne) by Compass or Seacoast Financial until either of the Officer or Compass or (in the case of Mr. Champagne) Compass or Seacoast Financial give a notice of non-renewal. Under each of the Employment Agreements, Seacoast Financial (in the case of Mr. Champagne) and Compass (in the case of the other Officers) may terminate an Officer's employment at any time for "cause," as such term is defined in such agreements, without incurring any continuing obligations to the Officer. If Seacoast Financial or Compass terminates an Officer's employment for any reason other than for cause or if the Officer terminates the Officer's employment for "good reason," as such term is defined in the Employment Agreements, Seacoast Financial and Compass will become obligated to provide the Officer: (i) an amount equal to the sum of (a) the Officer's base salary or other compensation earned through the date of termination, (b) the Officer's pro rata share of the Officer's highest annual bonus paid during the three fiscal years preceding such termination and (c) all accrued vacation and deferred compensation; (ii) a lump sum severance benefit equal to three times (in the case of Mr. Champagne) or two times (in the case of the other Officers) the sum of (a) the Officer's annual base salary and (b) the highest annual bonus paid to the Officer in the three fiscal years preceding the termination; (iii) disability and medical benefits specified in the Officer's Employment Agreement for the duration of what otherwise would have been the remaining term of the Employment Agreement (which, as a result of the daily extension of the term of the Agreements, will always be three years for Mr. Champagne and two years for the other Officers); and (iv) a pension adjustment as specified in the Employment Agreement. The Employment Agreements also provide certain retirement, death and disability benefits. Mr. Champagne's Employment Agreement includes a provision reimbursing him, on an after-tax basis, for any "golden parachute" excise taxes.


     The Change in Control Agreements provide that an Officer may receive certain benefits if the Officer is terminated within three years of a "Change in Control" (as such term is defined in the Change in Control Agreements) of either Seacoast Financial or Compass. An Officer would receive such termination benefits if Seacoast Financial or Compass terminated the Officer for any reason other than death or "cause," as such term is defined in the Employment Agreements, or if the Officer terminated the Officer's employment following:
(i) a significant change in the nature or scope of the Officer's responsibilities, authorities, powers, functions or duties; (ii) a determination by the Officer that, as a result of a Change in Control, the Officer is unable to exercise the responsibilities, authorities, powers, functions or duties exercised by the Officer immediately prior to such Change in Control; (iii) a reduction in the Officer's annual base salary; (iv) a significant relocation of the offices of Seacoast Financial or Compass; (v) a failure of either Seacoast Financial or Compass to pay any portion of compensation due to the Officer; (vi) the termination of or a material reduction in the Officer's benefits; or (vii) a failure of Seacoast Financial or Compass to obtain a satisfactory agreement from any successor to assume and agree to perform the Officer's Change in Control Agreement. The benefits in the case of both Mr. Champagne and the other Officers are: (i) a lump sum severance payment equal to three times the "base amount," as such term is defined in
Section 280G(b)(3) of the Code, applicable to the Officer minus $1.00 and (ii) for a period of three years, continuation of the Officer's disability and medical benefits existing on the date of the termination. Alternatively, an Officer could elect to receive such termination benefits as the Officer would be entitled to under the Officer's Employment Agreement, but may not receive payments under both agreements. Seacoast Financial also expects to enter into Change in Control agreements with three other officers that are substantially similar to the foregoing, except that the benefit is equal to two (rather than three) times the "base amount" and is payable only if employment terminates within one year after the Change in Control.


     Cash and benefits paid to each Officer under the Change in Control Agreements together with payments under other benefit plans following a change in control of Seacoast Financial or Compass may constitute an "excess parachute" payment under Section 280G of the Code, resulting in the imposition of a 20% excise tax on the recipient and the denial of the deduction for such excess amounts to Seacoast Financial or Compass. The Change in Control

Agreements place limitations on the salary and benefits the Officers can receive so that such payments do not exceed the Section 280G limits. However, such limitations would not apply if an Officer elects to receive payments under his or her Employment Agreement instead of his or her Change in Control Agreement.

     Compass also has a severance agreement with James E. Lambert, its Executive Vice President/Commercial Lending. Mr. Lambert was formerly President of Martha's Vineyard National Bank, which Compass acquired in December 1994. Pursuant to this agreement, which Compass assumed from Martha's Vineyard National Bank, Compass has agreed to pay Mr. Lambert one year's severance for any termination of his employment by Compass, other than termination for "cause", and for any termination by Mr. Lambert for "good reason," as such terms are defined in the agreement.


Compensation of Officers and Directors Through Benefit Plans

     Compass's current tax-qualified employee pension benefit plans consist of a defined benefit pension plan and a 401(k) plan. As a result of the Conversion, Seacoast Financial and Compass will be able to compensate employees with stock-based compensation pursuant to the ESOP and pursuant to stock option plans and other stock-based management recognition and retention plans described below.

     Defined Benefit Pension Plan. Compass maintains the Savings Banks Employees Retirement Association Pension Plan, which is a qualified, tax-exempt defined benefit plan (the "Retirement Plan"). All employees age 21 or older who have worked at Compass for a period of two years and have been credited with 1,000 or more hours of service with Compass during the year are eligible to accrue benefits under the Retirement Plan. Compass contributes annually an amount to the Retirement Plan necessary to satisfy the actuarially determined minimum funding requirements in accordance with ERISA.

     The retirement benefit provided is an amount equal to 1.25% of a participant's average compensation based on the average of the three consecutive years providing the highest average compensation multiplied by the participant's years of service (up to a maximum of 25 years) plus 0.6% of such average compensation in excess of covered compensation multiplied by the participant's total number of years of service (up to a maximum of 25 years). Normal retirement age is 65. Retirement benefits are also payable upon disability or death. A reduced benefit is payable upon early retirement at age 62, at age 55 and the completion of ten years of service with Compass or at age 50 and the completion of 15 years of such service. Benefits under the Retirement Plan are payable in various annuity forms as well as in the form of a single lump sum payment. As of October 31, 1997, the most recent date for which information is available, the market value of the Retirement Plan's assets was $8.4 million.

     The following table indicates the annual retirement benefit that would be payable under the Retirement Plan upon retirement by existing employees at age 65 between November 1, 1997 and October 31, 1998, expressed in the form of a single life annuity for the final average salary and benefit service classifications specified below:


                       Projected Annual Pension Benefit
                           Based on Years of Service



     Average                                               25 Years
  Compensation      10 Years     15 Years     20 Years     and After
----------------   ----------   ----------   ----------   ----------
   $  20,000        $ 2,500      $ 3,750      $ 5,000      $ 6,250
      40,000          5,642        8,463       11,284       14,104
      60,000          9,342       14,013       18,684       23,354
      80,000         13,042       19,563       26,084       32,604
     100,000         16,742       25,113       33,484       41,854
     120,000         20,442       30,663       40,884       51,104
     125,000         21,367       32,050       42,734       53,417
     140,000         24,142       36,213       48,284       60,354
     150,000         25,992       38,988       51,984       64,979
     160,000(1)      27,842       41,763       55,684       69,604

------------
(1) Beginning November 1, 1997, Federal law does not permit defined benefit pension plans to recognize compensation in excess of $160,000 for plan years (for SBERA plans).

     At October 31, 1997, the approximate years of credited service for the named executive officers were as follows:


                                 Years of Credited Service
Name                                     at Age 65
-----------------------------   --------------------------
Kevin G. Champagne ..........               25
Arthur W. Short .............               25
John D. Kelleher ............               25
James E. Lambert ............               14
Carolyn A. Belanger .........               25

     Executive Salary Continuation Agreements. Compass has entered into a salary continuation agreement with four of its executive officers: Messrs. Champagne, Short, Kelleher and Mascianica. The agreements provide each officer with a supplemental retirement benefit in an amount equal to 25% of the average of the three highest years of compensation paid to the officer in the ten years of employment immediately preceding the officer's retirement. The benefit is payable monthly, for a period of 15 years, commencing on the first day of the month next following the officer's retirement. A reduced benefit is payable if the officer retires prior to the age of 65, but after age 55. If the officer dies while employed by Compass, a monthly benefit will be paid to the officer's beneficiary for a period of 15 years in an amount equal to 25% of the officer's salary on the date of his death. If the officer's employment with Compass is terminated prior to the age of 55 other than for cause, the officer is entitled to a benefit equal to 5% of the benefit he would have received upon retirement at age 65, multiplied by the number of years of service between the age of 35 and termination of employment. The agreements provide that Compass may not merge or consolidate into another corporation or sell substantially all of its assets to another corporation unless such corporation agrees to assume and discharge the obligations of Compass under the agreements. The agreements are funded by life insurance policies, of which Compass is the owner and beneficiary, held in a "rabbi" trust.

     Executive Deferred Compensation Plan. Compass has a deferred compensation plan for the benefit of certain of its senior management employees, as designated from time to time by the President of Compass. At the current time, 17 employees are eligible to participate in the plan. Participants may defer 1% to 15% of their base salary and 1% to 100% of any bonus to which they are entitled. Deferred amounts are credited to each participant's account and are held in a "rabbi" trust. The deferred compensation plan permits employees to direct the investment of their own accounts into various investment options. Compass has amended the plan to enable the participants to direct the investment of their accounts into subscriptions for Conversion Shares in the Offering, subject to participants' eligibility to so subscribe based on their qualifying deposits with Compass. Distributions to a participant are made upon the earliest of the participant's retirement, death or other termination of employment, in the form requested by the participant in his or her salary reduction deferral election. The plan permits, at the Committee's discretion, withdrawals in the event of a financial hardship caused by an unforeseeable emergency.

     401(k) Plan. Compass maintains a Savings Banks Employees Retirement Association 401(k) Plan, which is a qualified, tax-exempt plan. All employees who have attained age 21 and have completed one year of employment during which they worked at least 1,000 hours are eligible to participate.

     Under the 401(k) Plan, participants are permitted to make salary reduction contributions equal to the lesser of 15% of compensation or $10,000 (as indexed annually). All employee contributions and earnings thereon are fully and immediately vested. A participant may withdraw salary reduction contributions in the event the participant suffers a financial hardship. The 401(k) Plan permits employees to direct the investment of their own accounts into various investment options. Compass matches 50% of the first 6% of compensation that a participant contributes to the 401(k) Plan. Compass has amended the plan to enable the participants to direct the investment of their accounts into subscriptions for Conversion Shares in the Offering, subject to such participants' eligibility to so subscribe under the subscription priorities set forth in the Plan of Conversion.

     Plan benefits will be paid to each participant in the form of a life annuity (or joint and survivor annuity if married) upon retirement or death unless an alternate form of distribution (lump sum or equal payments over a fixed period) is selected. If a participant terminates employment prior to retirement, his vested benefit will be held by the 401(k) Plan until the participant elects to receive his benefit from the plan. If a participant (and the participant's spouse, if married) elects to receive benefits after termination of employment prior to normal or early retirement age, benefits will be paid in a lump sum. Normal retirement age under the plan is age 65. Early retirement age is age 59-1/2.

     ESOP. Compass intends to implement the ESOP in connection with the Conversion. Employees with at least one year of employment with Compass and who have attained age 21 are eligible to participate. As part of the

Conversion, the ESOP intends to borrow funds from Seacoast Financial and use those funds to purchase a number of shares equal to up to 8% of the Conversion Shares. Collateral for the loan will be the unallocated shares of Seacoast Financial Common Stock purchased by the ESOP. The loan will be repaid principally from Compass's discretionary contributions to the ESOP, over a period of not less than 20 years. Shares purchased by the ESOP will be held in a suspense account for allocation among participants as the loan is repaid.

     Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan will be allocated among ESOP participants on the basis of compensation in the year of allocation. Participants in the ESOP will receive credit for years of service prior to the effective date of the ESOP. Benefits generally vest over a six-year period. Benefits generally vest at the rate of 20% per year beginning in the second year of service until a participant is 100% vested after six years or upon normal retirement (as such term is defined in the ESOP), disability or death of the participant or a change in control (as such term is defined in the ESOP). A participant who terminates employment for reasons other than death, retirement or disability prior to seven years of credited service will forfeit the nonvested portion of his benefits under the ESOP. Benefits will be payable in the form of Seacoast Financial Common Stock and cash upon death, retirement, early retirement, disability or separation from service. Compass's contributions to the ESOP are discretionary, subject to the loan terms and tax law limits, and, therefore, benefits payable under the ESOP cannot be estimated. Compass is required to record compensation expense in an amount equal to the fair market value of the shares released from the suspense account.

     Compass has established a committee of three officers of Compass to administer the ESOP, and has appointed its President and Chief Executive Officer to serve as trustee of the ESOP. The ESOP committee may instruct the trustee regarding investment of funds contributed to the ESOP. The ESOP trustee, subject to his fiduciary duty, must vote all allocated shares held in the ESOP in accordance with the instructions of participating employees. Under the ESOP, nondirected shares and shares held in the suspense account will be voted in a manner calculated to most accurately reflect the instructions it has received from participants regarding the allocated stock so long as such vote is in accordance with the provisions of ERISA.

     Stock Option Plan. Following consummation of the Conversion, the Board of Directors may consider the adoption of a stock option plan for directors and officers of Compass and Seacoast Financial. Applicable banking regulations would permit Seacoast Financial to adopt such a plan for presentation to Seacoast Financial's stockholders at a meeting to be held no earlier than six months after the completion of the Conversion. If such plan were adopted, it would provide for the granting of options to purchase Seacoast Financial Common Stock in an aggregate amount no greater than 10% of the Conversion Shares. Ten percent of such shares would amount to 1,360,000 shares, 1,600,000 shares, 1,840,000 shares or 2,116,000 shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively. No options would be granted under a stock option plan until the date on which stockholder approval is received.

     Stock Plan. Following consummation of the Conversion, the Board of Directors may also consider the adoption of a stock plan for the recognition and retention of officers and directors of Seacoast Financial and Compass. Applicable banking regulations would permit Seacoast Financial to adopt such a plan for presentation to Seacoast Financial's stockholders at a meeting to be held no earlier than six months after the completion of the Conversion. If such plan were adopted, it would provide for the award of shares of Seacoast Financial Common Stock to executive officers and directors without their having to pay cash for the shares, in a manner designed to encourage them to continue their service with Compass. If the plan were adopted, Compass or Seacoast Financial would contribute funds to the plan from time to time to enable it to acquire shares of Seacoast Financial Common Stock for award under the plan (either in open market purchases or directly from Seacoast Financial) in an aggregate amount no greater than 4% of the Conversion Shares. Four percent of the Conversion Shares would amount to 544,000 shares, 640,000 shares, 736,000 or 846,400 shares at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively. In the event that additional authorized but unissued shares were acquired by the plan, the interests of existing stockholders would be diluted. No awards under the plan would be made until the date of approval of the plan by Seacoast Financial's stockholders.


Indebtedness of Management

     Compass makes loans to non-officer directors of Compass and Trustees of Seacoast Financial. Such loans are made on the same terms and conditions as those of comparable transactions with the general public and do not present more than the normal risk of collectibility.

           PURCHASES BY MANAGEMENT OF SEACOAST FINANCIAL AND COMPASS

     The following table sets forth information regarding intended Conversion Share purchases by each person who will serve as a director of Seacoast Financial upon consummation of the Conversion, by the non-director executive officers of Seacoast Financial and Compass as a group and by all directors and executive officers as a group, in each case including such person's associates. This table excludes shares to be purchased by the ESOP. The directors and executive officers of Compass and Seacoast Financial have indicated their intention to purchase in the Conversion an aggregate of $4,050,000 of Conversion Shares, equal to 3.0%, 2.5%, 2.2%, and 1.9% of the number of shares to be issued in the Conversion at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Valuation Range, respectively.



                                                  Aggregate         Number        Percent
Name                                           Purchase Price     of Shares     at Midpoint
----                                          ----------------   -----------   ------------
Manuel G. Camacho, D.D.S. .................      $  100,000         10,000            *
David P. Cameron ..........................          50,000          5,000            *
Kevin G. Champagne ........................         250,000         25,000            *
Howard C. Dyer, Jr. .......................          40,000          4,000            *
Glen F. Johnson ...........................         150,000         15,000            *
Thornton P. Klaren, Jr. ...................          55,000          5,500            *
J. Louis LeBlanc ..........................         650,000         65,000            *
A. William Munro ..........................       1,500,000        150,000            *
Carl Ribeiro ..............................         300,000         30,000            *
Joseph Silverstein ........................         300,000         30,000            *
Gerald H. Silvia ..........................         160,000         16,000            *
All non-director executive officers
 (8 persons) as a group ...................         495,000         49,500            *
                                                 ----------        -------
Total shares to be purchased by
 directors and executive officers .........      $4,050,000        405,000          2.5%
                                                 ==========        =======

------------
* Less than 1%.

              DESCRIPTION OF CAPITAL STOCK OF SEACOAST FINANCIAL


General

     Upon consummation of the Conversion, Seacoast Financial will be authorized to issue up to 110 million shares of capital stock, consisting of 100 million shares of Seacoast Financial Common Stock and 10 million shares of preferred stock, par value $.01 per share ("Seacoast Financial Preferred Stock"). As of the date of this Prospectus, Seacoast Financial has not issued any shares of Seacoast Financial Common Stock or Seacoast Financial Preferred Stock. Seacoast Financial currently expects to issue between 13,600,000 and 18,400,000 Conversion Shares, with an adjusted maximum of 21,160,000 shares, in the Offerings, and between 12,686,225 and 8,817,053 Exchange Shares in the Merger (based on 1,953,475 shares of Sandwich Common Stock, which is exclusive of 90,000 shares owned by Seacoast Financial, and 45,203 Sandwich Options outstanding as of June 30, 1998 and assuming Exchange Ratios of 6.4 and 4.4444, respectively). See "The Conversion and the Merger--Description of the Merger and Exchange Ratio" and "Pro Forma Data--Pro Forma Outstanding Seacoast Financial Common Stock." Seacoast Financial does not currently plan to issue any shares of Seacoast Financial Preferred Stock, either pursuant to the Conversion or the Merger or in the foreseeable future thereafter.


Seacoast Financial Common Stock

     General. Each issued and outstanding share of Seacoast Financial Common Stock will have the same rights as, and will be identical in all respects with, each other share of such stock. Upon payment of the Purchase Price for the Conversion Shares, in accordance with the Conversion Plan, and upon issuance of the Exchange Shares, in accordance with the provisions of the Merger Agreement, all such shares will be duly authorized, fully paid, validly issued and non-assessable.

     The Seacoast Financial Common Stock will represent nonwithdrawable capital, will not be an account that is insurable and will not be insured by the FDIC or by the DIF.

     Voting Rights. Each holder of Seacoast Financial Common Stock will be entitled to one vote for each share of such stock held by such holder.

     Holders of Seacoast Financial Common Stock will not have cumulative voting rights in connection with the election of directors. Such holders will be able to elect directors by a plurality of votes cast.

     Dividends. Holders of Seacoast Financial Common Stock will be entitled to receive and share equally in such dividends as the Board of Directors of Seacoast Financial may declare out of funds legally available therefor. If Seacoast Financial issues Seacoast Financial Preferred Stock, holders of such stock may have a priority over holders of Seacoast Financial Common Stock with respect to the payment of dividends. See "--Seacoast Financial Preferred Stock." State and federal laws and regulations place limitations on the payment of dividends. See "Seacoast Financial's Dividend Policy."

     Liquidation or Dissolution. Holders of Seacoast Financial Common Stock will receive pro rata all assets of Seacoast Financial available for distribution after payment or provision for payment of all debts and liabilities of Seacoast Financial (including all deposits in Compass and accrued interest thereon) and after distribution of the liquidation account established upon the completion of the Conversion for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue their deposit accounts at Compass. If Seacoast Financial issues Seacoast Financial Preferred Stock, holders of such stock may have a senior interest over holders of Seacoast Financial Common Stock in such a distribution. See "--Seacoast Financial Preferred Stock."

     No Preemptive or Redemption Rights. Holders of Seacoast Financial Common Stock will not have preemptive rights with respect to issuances of any shares of the capital stock of Seacoast Financial and shares of Seacoast Financial Common Stock shall not be redeemable.


Seacoast Financial Preferred Stock

     Seacoast Financial's Board of Directors may, without stockholder approval but subject to certain regulatory approvals, create and issue one or more series of Seacoast Financial Preferred Stock. In connection with the creation and issuance of such stock, the Board may establish or change the number of shares in each such series, fix and state the voting powers, designations, preferences and the relative or special rights or privileges of the shares of any series so established and the qualifications thereon without further vote or action by the stockholders.


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     Any issuance of Seacoast Financial Preferred Stock may have an adverse effect on the voting and other rights of holders of Seacoast Financial Common Stock. Each series of Seacoast Financial Preferred Stock issued after the Conversion may rank senior to shares of Seacoast Financial Common Stock as to dividend rights, liquidation preferences or both, may have full, limited or no voting rights and may be convertible into shares of Seacoast Financial Common Stock.


               CERTAIN DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS


Introduction

     Upon consummation of the transactions contemplated in the Merger Agreement, the stockholders of Sandwich Bancorp will become stockholders of Seacoast Financial. Since both Sandwich Bancorp and Seacoast Financial are Massachusetts business corporations, Sandwich Bancorp stockholders who receive Seacoast Financial Common Stock will continue to be subject to the privileges and restrictions set forth in the Massachusetts Business Corporation Law (the "MBCL"). In addition, the rights of Sandwich Bancorp stockholders as stockholders of Seacoast Financial will be governed by the Articles of Organization and By-Laws of Seacoast Financial, which differ in certain respects from Sandwich Bancorp's Articles and By-Laws.

     Certain provisions of Seacoast Financial's Articles of Organization and By-Laws which will become effective upon the consummation of the Conversion, as well as provisions of the ESOP and certain state and federal laws, may have certain "anti-takeover" effects. The provisions and laws deal with matters of corporate governance and certain rights of stockholders, including stock ownership and transfer, Seacoast Financial's Board of Directors and business combinations. The provisions and laws may impede efforts to acquire Seacoast Financial, or stock purchases in furtherance of such an acquisition, which might otherwise have a favorable effect on the price of shares of Seacoast Financial Common Stock. Stockholders of Sandwich Bancorp considering whether to vote for approval of the Merger Agreement and the transactions contemplated thereby should give careful attention to these provisions and laws because they will affect the rights of Seacoast Financial's stockholders.

     Although the Board of Directors of Compass and Board of Trustees of Seacoast Financial are not aware of any effort that might be made to obtain control of Seacoast Financial following the Conversion, the Boards believe, as discussed below, that it is appropriate to include certain provisions in the Articles and By-Laws to protect the interests of Seacoast Financial and its stockholders from takeovers which the Board might conclude are not in the best interest of Compass, Seacoast Financial or Seacoast Financial's stockholders. In addition, these provisions will increase protections available to Seacoast Financial against transactions that, although not resulting in an acquisition of a majority of Seacoast Financial's capital stock, nevertheless may harm Seacoast Financial and its stockholders by disrupting Compass's operations and management and by causing Seacoast Financial to incur substantial expenses.

     The following discussion briefly summarizes material differences that will exist between the rights of stockholders of Sandwich Bancorp and Seacoast Financial, as well as provisions of Seacoast Financial's Articles and By-Laws, the ESOP and certain laws, which may be deemed to have an anti-takeover effect. The following discussion is not intended to be a complete statement of all differences affecting the rights of stockholders, or all provisions that may have an anti-takeover effect, and is qualified in its entirety by reference to the Articles and By-Laws of Sandwich Bancorp, the Articles and By-Laws of Seacoast Financial, the ESOP and the referenced federal and Massachusetts laws and regulations. See "Available Information" and "Risk Factors--Certain Anti-takeover Effects of the Articles of Organization and By-Laws of Seacoast Financial, the ESOP and Federal and State Regulations and Laws."


Issuance of Common Stock

     The Articles of Sandwich Bancorp authorize the issuance of 15,000,000 shares of Sandwich Bancorp Common Stock. Seacoast Financial's Articles authorize the issuance of 100,000,000 shares of Seacoast Financial Common Stock. On the Record Date, 2,083,678 shares of Sandwich Bancorp Common Stock were issued and outstanding. It is expected that, upon the consummation of the Conversion, there will be between 13,600,000 and 18,400,000 shares of Seacoast Financial Common Stock issued and outstanding and that, upon the consummation of the Merger, assuming the Seacoast Financial Trading Price is between $10.00 and $13.50 and the Exchange Ratio therefore is between 4.7407 and 6.3936, there will be between 12,778,747 and 9,475,132 more shares of Seacoast Financial Common Stock issued and outstanding (assuming exercise of all remaining Sandwich Options prior to


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consummation of the Merger). Both Sandwich Bancorp's and Seacoast Financial's
Boards of Directors may, subject to applicable law and rules of their respective exchanges, authorize the issuance of additional common stock at such times, for such purposes and for such consideration as they may deem advisable without stockholder approval.


Issuance of Preferred Stock

     Sandwich Bancorp's Articles authorize the Board of Directors to issue, without stockholder approval, up to 5,000,000 shares of preferred stock, par value $1.00 per share, none of which is issued and outstanding. Seacoast Financial's Articles authorize the Board of Directors to provide for the issuance of 10,000,000 shares of Seacoast Financial Preferred Stock, of which there are no shares outstanding and no present plans with respect to the future issuance of any such shares. Both Sandwich Bancorp's and Seacoast Financial's Boards of Directors may, subject to applicable law and rules of their respective exchanges, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as they deem advisable without stockholder approval. The ability of Sandwich Bancorp and Seacoast Financial to issue shares of preferred stock up to the prescribed amounts in their respective Articles could have a possible anti-takeover effect. See "Risk Factors--Certain Anti-takeover Effects of the Articles of Organization and By-Laws of Seacoast Financial, the ESOP and Federal and State Regulations and Laws."



Voting Rights

     Holders of Sandwich Bancorp and Seacoast Financial Common Stock are entitled to one vote per share on all matters submitted to vote to their respective stockholders. The Sandwich Bancorp and Seacoast Financial's Articles expressly do not permit cumulative voting in the election of Directors.

     A holder of a substantial block of Sandwich Bancorp Common Stock, however, could become subject to certain voting restrictions under Massachusetts' control share statute, Chapter 110D of the Massachusetts Corporation-Related Laws. Massachusetts' control share statute generally would restrict the voting rights of a stockholder who acquires beneficial ownership of shares of a corporation, such as Sandwich Bancorp, that is subject to the statute, which acquisition results in such stockholder possessing voting power in the election of directors that falls within the following ranges: (i) one-fifth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power or (iii) a majority or more of all voting power (in each case, a "control share acquisition"). Shares acquired in a control share acquisition in excess of the applicable threshold effectively would have the same voting rights as all other shares of the same class or series of the corporation only to the extent approved by the affirmative vote of a majority of stockholders entitled to vote generally in the election of directors at an annual meeting or special meeting of the stockholders (such excess acquired shares not being entitled to vote). If the voting of the excess shares is not approved by the corporation's shareholders, those shares will remain restricted until such time as their beneficial ownership is transferred to another person, where such transfer does not itself qualify as a control share acquisition.

     Seacoast Financial has opted-out of Massachusetts' control share statute in its Articles, and therefore the control share statute would not apply to acquisitions of Seacoast Financial Common Stock.


10% Beneficial Ownership Limitation

     Seacoast Financial's Articles provide that, for a period of five years following the date of completion of Seacoast Financial's initial issuance of Seacoast Financial Common Stock, no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of the issued and outstanding voting stock of Seacoast Financial. Shares acquired in excess of this limitation will not be entitled to vote or to take other stockholder action or to be counted in determining the total number of outstanding shares for purposes of any matter involving stockholder action, and such shares may be required to be sold through an independent trustee. The foregoing provision of Seacoast Financial's Articles does not apply to: (i) any acquisition of shares of capital stock which has been expressly approved in advance by an affirmative vote of not less than two-thirds (2/3) of the Directors then in office (plus a vote of at least two-thirds (2/3) of the Disinterested Directors then in office if there is an Interested Stockholder); (ii) any offer with a view toward public resale made exclusively to Seacoast Financial or to any underwriter acting on behalf of Seacoast Financial or to the selling group acting on the underwriter's behalf in connection with a public offering of Seacoast Financial's capital stock; or (iii) a corporate reorganization without a change in the respective beneficial ownership interests of Seacoast Financial's stockholders other than pursuant


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to the exercise of any dissenters' appraisal rights. This beneficial ownership limitation could have an anti-takeover effect by discouraging potential acquirors form expressing an interest in acquiring Seacoast Financial or from acquiring a large block of Seacoast Financial Common Stock in anticipation of an acquisition.

     Sandwich Bancorp's Articles do not contain a similar provision which limits the beneficial ownership of Sandwich Bancorp Common Stock. For information about possible restrictions on voting of certain shares of Sandwich Bancorp Common Stock, see "--Voting Rights."


Preemptive Rights

     Holders of the shares of any class or series of stock, options, warrants or other rights to purchase shares of any class or series of stock or other securities of Sandwich Bancorp do not have preemptive rights to purchase additional shares of any class of stock or security issued. Similarly, under Seacoast Financial's Articles, holders of capital stock of Seacoast Financial are not entitled to preemptive rights with respect to any shares of capital stock that may be issued.


Amendment of Articles of Organization

     Sandwich Bancorp's Articles reserve the right to Sandwich Bancorp to repeal, alter, amend or rescind any provision contained in the Articles, and all rights conferred on stockholders are granted subject to the following reservation, which requires that the provisions set forth in Article V (Restriction Upon Transfer of Stock), Article VI(C) (Meetings of Stockholders; Cumulative Voting), Article VI(D) (Notice for Nominations and Proposals),
Article VI(F) (Removal of Directors), Article VI(G) (Affiliated Transactions),
Article VI(H) (Indemnification), Article VI (J) (Amendment of By-Laws) and
Article VI(K) (Amendment of Articles of Organization) may not be repealed, altered, amended or rescinded without the approval of the affirmative vote of not less than two-thirds of the outstanding shares of Sandwich Bancorp capital stock entitled to vote generally in the election of Directors cast at a meeting called for that purpose.

     Seacoast Financial's Articles provide that, in general, they may be amended only by a vote of at least 75% of the votes eligible to be cast by Seacoast Financial's stockholders or by a majority of such votes if the Board of Directors recommends an amendment by an affirmative vote of at least two-thirds (2/3) of the Disinterested Directors. In addition, any provision of the Articles which requires a greater than majority vote of stockholders will not be able to be amended except by such greater vote.


Amendment of By-Laws

     In furtherance of and not to limit the powers conferred by the MBCL, Sandwich Bancorp's Articles authorize the Board of Directors to repeal, alter and rescind Sandwich Bancorp's By-Laws. Also, stockholders are permitted under the Articles to make, repeal, alter and rescind the By-Laws, provided that such change to the By-Laws is approved by the vote of two-thirds of the outstanding shares of Sandwich Bancorp Common Stock entitled to vote generally in the election of Directors at a meeting held for that purpose.

     Seacoast Financial's Articles provide that Seacoast Financial's By-Laws may be amended by the affirmative vote of a majority of the Directors (plus the affirmative vote of at least two-thirds (2/3) of the Disinterested Directors if there is an Interested Stockholder), with notice being given to stockholders entitled to vote to amend the By-Laws which is not later than the time of giving notice for the next annual meeting following such amendment. Also, Seacoast Financial's By-Laws may be amended by Seacoast Financial stockholders by the affirmative vote of at least 75% of the total vote eligible to be cast by stockholders on such amendment; provided, that if the Board of Directors recommends, by the affirmative vote of at least two-thirds (2/3) of the Directors then in office (plus the affirmative vote of at least two-thirds (2/3) of the Disinterested Directors then in office if there is Interested Stockholder), that stockholders approve such amendment, then such amendment will only require the affirmative vote of a majority of the total votes eligible to be cast by stockholders on such amendment.


Number and Terms of Directors

     The Board of Directors of Sandwich Bancorp is classified into three classes, with one class elected at each annual meeting of stockholders. Pursuant to the Sandwich Bancorp's Articles, the Board of Directors must consist of between seven and eighteen persons with the precise number to be specified in the By-Laws (currently there


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are thirteen Directors). Sandwich Bancorp's Board of Directors may increase or decrease the number of members of the Board of Directors by a vote of at least two-thirds of the board members then in office, provided that the membership remains between seven and eighteen Directors.

     The Board of Directors of Seacoast Financial is classified into three classes, with one class elected at each annual meeting of stockholders. Seacoast Financial's Articles and By-Laws do not specify a number or a range of numbers of directors of Seacoast Financial or how the number of directors of Seacoast Financial shall be determined, so under Massachusetts law Seacoast Financial may have any number of directors as determined by the Board of Directors (though such number may not be less than three as long as there are at least three stockholders). Pursuant to the terms of the Plan of Conversion, upon the consummation of the Conversion, the Board of Directors of Seacoast Financial initially will consist of those members who serve on the Board of Directors of Compass. After the Merger, three additional Directors, Mr. Frederic D. Legate and two other members of the Sandwich Bancorp's Board of Directors, will join Seacoast Financial's Board of Directors. See "Management of Seacoast Financial and Compass."


Vacancies on the Board of Directors

     Sandwich Bancorp's Articles provide that vacancies in Sandwich Bancorp's Board of Directors, however caused, and newly created directorships will be filled solely by the affirmative vote of a majority of the directors remaining in office, whether or not a quorum. Any directors chosen to fill such vacancy will hold office for a term expiring at the annual meeting of stockholders at which the term of the class to which the director was chosen to serve expires.

     Seacoast Financial By-Laws set forth that any vacancy occurring on Seacoast Financial's Board of Directors as a result of resignation, removal, death or other cause, as well as newly created directorships resulting from any increase in the number of directors, may be filled only by the affirmative vote of the majority of the Directors then in office, provided that, if at the time of such vacancy, there is an Interested Stockholder such vacancy may only be filled by the vote of a majority of Disinterested Directors. A director elected to fill a vacancy will be elected to serve for the full term of the class of directors in which the vacancy occurred or the new directorship was created.


Removal of Directors

     Sandwich Bancorp's Articles provide that any Director or the entire Board of Directors of Sandwich Bancorp may be removed at any time for cause by the affirmative vote of the holders of a majority of the outstanding shares of Sandwich Bancorp Common Stock entitled to vote generally in the election of directors cast, at a meeting of stockholders called for that purpose. Cause is defined under the Articles as (i) a conviction of a felony by a court of competent jurisdiction, which conviction is no longer subject to direct appeal,
(ii) a declaration of unsound mind by order of court, (iii) a gross dereliction of the director's duty to Sandwich Bancorp, (iv) the commission by the director of an action involving moral turpitude, or (v) the commission by the director of an action that constitutes intentional misconduct or a knowing violation of law if such action in either event results both in an improper substantial personal benefit and a material injury to Sandwich Bancorp. Also, any Director or the entire Board of Directors of Sandwich Bancorp may be removed at any time without cause by the affirmative vote of holders of at least two-thirds of the outstanding shares of Sandwich Bancorp Common Stock entitled to vote generally in the election of Directors, cast at a meeting of stockholders called for that purpose.

     The Articles and By-Laws of Seacoast Financial provide that any Director of Seacoast Financial may be removed from office only for cause and only by the affirmative vote of not less than two-thirds (2/3) of the total votes eligible to be cast by stockholders. Written notice must be delivered to the Director(s) whose removal will be considered at the meeting at least thirty (30) days prior to such meeting, and the Director(s) will have an opportunity to be heard at the meeting.


Special Meetings of Stockholders

     Sandwich Bancorp's Articles provide that special meetings of stockholders for any purpose(s) may be called at any time by the Board of Directors, the President or a committee of the Board of Directors which has been duly designated and granted the power and authority to call special meetings by the Board of Directors. Under the MBCL, special meetings may also be called by stockholder(s) holding at least forty percent (40%) of the shares entitled to vote at a special meeting upon submitting a written application to Sandwich Bancorp's Clerk or other officer in the case of the death, absence, incapacity or refusal of the Clerk to recognize the application.


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     Seacoast Financial's Articles and By-Laws provide that a special meeting of stockholders may be called at any time only by a majority of the Directors then in office (provided, however, that, if there is an Interested Stockholder, any such call by the Board of Directors shall also require an affirmative vote of the Disinterested Directors) or upon application by one or more stockholders who hold at least two-thirds (2/3) of the capital stock entitled to vote at such meeting. Only those matters set forth in the call of the special meeting may be considered or acted upon at such meeting, unless otherwise provided by law.


Director Nominations

     Procedures to be followed by stockholders of Sandwich Bancorp seeking to make nominations for Directors are contained in Sandwich Bancorp's Articles and By-Laws. In order for a stockholder to make any such nominations, the stockholder must give written notice to the Clerk not less than thirty (30) days nor more than sixty (60) days prior to the date of any such meeting. Each such notice given by a stockholder with respect to nominations for the election of Directors must set forth (i) the name, age, business address and, if known, a residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee and (iii) the number of shares of Sandwich Bancorp stock which are beneficially owned by each such nominee. In addition, the stockholder making such nomination will promptly provide any other information reasonably requested by Sandwich Bancorp.

     Nomination of candidates for election as Directors at any annual meeting of Seacoast Financial stockholders may be made (i) by, or at the direction of, a majority of the Board of Directors or a designated committee thereof (unless there is an Interested Stockholder, as defined in the Articles (see above), in which case the affirmative vote of a majority of Disinterested Directors, as defined in the Articles (see above), is required) or (ii) by any holder of record of any shares of Seacoast Financial capital stock as of the time of the nomination and as of the record date, provided that written notice is given. Written notice must be delivered, received or mailed to the Clerk of Seacoast Financial at the principal executive office not less than sixty (60) days nor more than one-hundred and fifty (150) days prior to the date of the scheduled annual meeting, provided, however, that if less than seventy (70) days notice or prior public disclosure of the date of the annual meeting is given or made, notice by the nominating stockholder must be delivered or received not later than the close of business on the tenth (10) day following the earlier of the day on which such public disclosure was made. The written notice submitted by the nominating stockholder to the Clerk of Seacoast Financial must set forth the following information: (i) the name, age, business address and residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of Seacoast Financial stock which are beneficially owned by each such nominee and (iv) any other information relating to such persons that is required to be disclosed in solicitations of proxies with respect to nominees for election as directors, pursuant to the Exchange Act and the Rules and regulations thereunder, including, but not limited to, the written consent of such person to serve as a director if elected. In addition, the nominating stockholder must provide his, her or its name and address as it appears on Seacoast Financial capital stock transfer books, the names and addresses of any other stockholders known by the nominating stockholder to be supporting such nominees and the class and number of shares of Seacoast Financial capital stock which are beneficially owned by the nominating stockholder and any supporting stockholder on the date notice is given.


Stockholder Proposals

     Sandwich Bancorp's Articles set forth the procedures and limitations for stockholders who are entitled to vote generally in the election of Directors to submit proposals for new business to be taken up at annual or special meetings of stockholders. A stockholder proposing new business must deliver or mail written notice of such proposal to Sandwich Bancorp's Clerk not less than thirty (30) days nor more than sixty (60) days prior to any such meeting. Each such notice given by a stockholder with respect to new business must set forth as to each matter that the stockholder proposes to bring before the meeting of stockholders (i) a brief description of the proposal desired to be brought before the meeting and the reasons for conducting such business at the meeting,
(ii) the name and address, as they appear on Sandwich Bancorp's stock transfer books, of the stockholder proposing such business and of the beneficial owners (if any) of the stock registered in such stockholder's name and the name and address of other stockholders known by such stockholder to be supporting the proposal, (iii) the class and the number of shares of Sandwich Bancorp's capital stock which are held of record, beneficially owned or represented by proxy by the


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stockholder and by any other stockholders known by such stockholder to be supporting such proposal on the record date for the meeting in question and on the date of such stockholder's notice and (iv) any material interest of the stockholder (or any other stockholders known by such stockholders to be supporting such proposal) in such proposal.

     The By-Laws of Seacoast Financial permit proposals to be submitted at an annual meeting of stockholders by Seacoast Financial stockholders of record, entitled to vote at the annual meeting, and who are holders of Seacoast Financial stock as of the date of timely submitting due written notice of the proposal to the Clerk. Timely written notice of the proposal is notice that is received at the principal executive offices of Seacoast Financial not less than sixty (60) days nor more than one-hundred and fifty (150) days prior to the scheduled annual meeting, provided, however, that if less than seventy (70) days notice or prior public disclosure of the date of the annual meeting is given or made, notice by the nominating stockholder must be delivered or received not later than the close of business on the tenth (10) day following the earlier of the day on which such public disclosure was made. The content of the written notice submitted by the proposing stockholder must contain the following: (i) a brief description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on Seacoast Financial books, of the stockholder proposing such business and any other stockholders known by such stockholder to be supporting such proposal, (iii) the class and number of shares of Seacoast Financial's capital stock which are beneficially owned by the stockholder on the date of such stockholder notice and by any other stockholders known by such stockholder to be supporting such proposal on the date of such stockholder notice and (iv) any financial interest of the stockholder in such proposal.


Indemnification

     Sandwich Bancorp's Articles require indemnification of each director or officer to the fullest extent now or hereafter permitted by Massachusetts law against all expenses (including attorneys' fees and disbursements), judgments, fines and amounts paid in settlement actually and reasonably incurred by such individual in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, to which he or she is or is threatened to be made a party by reason of the fact that he or she is or was a director, officer, employee or agent of Sandwich Bancorp or of a Sandwich Bancorp subsidiary, or is or was a director, custodian, administrator, committeeman or fiduciary of any employee benefit plan established and maintained by Sandwich Bancorp or by a Sandwich Bancorp subsidiary, or is or was serving another enterprise in any such capacity at the written request of the Sandwich Bancorp. To the extent authorized at any time by the Board of Directors, Sandwich Bancorp may similarly indemnify other persons against liability incurred in any capacity, or arising out of any status, of the character described in the immediately preceding sentence. At the discretion of the Board of Directors, any indemnification hereunder may include payment of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he will be adjudicated to be not entitled to indemnification under this provision of the Articles or applicable laws. In no event, however, must Sandwich Bancorp indemnify any Director, officer, or other person hereunder with respect to any matter as to which he or she has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of Sandwich Bancorp.

     Sandwich Bancorp's Articles authorize the purchase and maintenance of insurance to protect itself and any present or former Director, officer or other person against any liability of any character asserted against and incurred by Sandwich Bancorp or any such Director, officer or other person in any capacity, or arising out of any status, regardless of whether or not Sandwich Bancorp would have the power to indemnify such person against such liability by law or under the provisions of its the Articles.

     Seacoast Financial's Articles provide for mandatory indemnification for "Officers" and permissive indemnification for "non-Officer Employees" against all "Expenses" incurred by them in connection with any "Proceeding" in which they are involved as a result of their (i) serving or having served as an "Officer" or employee of Seacoast Financial (ii) serving or having served as a director, officer or employee of any wholly-owned subsidiary of Seacoast Financial, or (iii) serving or having served in any capacity with respect to any other corporation, organization, partnership, joint venture, trust, employee benefit plan or other entity at the request or direction of Seacoast Financial.

     Indemnification is not required to be provided to an Officer unless such service was required or directed by vote of the Board of Directors prior to the occurrence of the event to which the indemnification relates, provided


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that the Board of Directors may provide indemnification to such Officer, even though the Board of Directors vote was not obtained. In addition, indemnification is not required to be provided for Officers where it is determined by final judicial decision (from which there is no further right of appeal) that such person is not entitled to be indemnified.

     The terms "Officer," "non-Officer Employee," "Proceeding" and "Expenses" are defined in Seacoast Financial's Articles. An "Officer" is defined as (i) a Director of Seacoast Financial, (ii) any person who served in an office filled by election or appointment by the Board of Directors or (iii) any other person who serves or has served at the request of Seacoast Financial as a Director or officer of a wholly-owned subsidiary of Seacoast Financial. A "non-Officer Employee" is any person who serves or has served as an employee or agent of Seacoast Financial but is not an Officer. A "Proceeding" means any action, suit, proceeding or investigation, civil or criminal, brought or threatened in or before any court, tribunal, administrative or legislative body or agency. "Expenses" include any liability fixed by judgment, order, decree or award (including, but not limited to, judgements, fines, ERISA excise taxes or penalties) in a Proceeding, any amount actually and reasonably paid in settlement of a Proceeding and any professional fees and other disbursements reasonably incurred in a Proceeding.

     Seacoast Financial's Articles authorize the purchase and maintenance of insurance to protect Seacoast Financial, any Officer or any non-Officer Employee against any liability of any character asserted that arose out of such status with Seacoast Financial, regardless of whether Seacoast Financial would have the power to indemnify such person against such liability under the MBCL or Seacoast Financial's Articles.


Approval of Certain Business Combinations

     Sandwich Bancorp's Articles require that any merger, reorganization or consolidation, or any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, of Sandwich Bancorp with any Related Person, as defined in the Articles (generally, a beneficial owner of ten percent (10%) or more of the outstanding voting stock), who owns in the aggregate 10% or more of the outstanding shares of voting stock of Sandwich Bancorp must first be approved by the affirmative vote of the holders of not less than two-thirds (2/3) of the outstanding shares of voting stock, excluding the shares beneficially owned by the Related Person. In addition, the Massachusetts General Laws contain comparable statutory requirements under Chapter 110F, which is applicable to Sandwich Bancorp.


     Seacoast Financial's Articles require the affirmative vote of the holders of not less than eighty percent (80%) of all the then outstanding shares of voting stock entitled to vote generally in the election of directors to approve certain business combination transactions with Interested Stockholders. However, if either of the following conditions is satisfied: (i) if there is an Interested Stockholder, at least two-thirds (2/3) of the Disinterested Directors serving on the Board of Directors approve the business combination or
(ii) certain "fair price and procedure" requirements (as set forth in the Articles) are met, then the stockholder vote requirement would be only such affirmative vote, if any, as may be required by law or by any other provision of the Articles. See "--Stockholder Action." The affirmative vote of eighty percent (80%) or more of the outstanding voting stock is required to amend, adopt or repeal this provision of Seacoast Financial's Articles. The comparable statutory requirements under Chapter 110F of the Massachusetts General Laws do not apply to Seacoast Financial, because Seacoast Financial's Articles contain a provision opting out of that chapter.



Stockholder Action

     Seacoast Financial's Articles provide that the affirmative vote of the holders of not less than seventy-five percent (75%) of the outstanding voting stock is required to approve (i) a merger or consolidation of Seacoast Financial with or into another corporation or (ii) a sale, exchange or lease of substantially all of the property or assets, including the goodwill of Seacoast Financial to any person or entity (except where the Seacoast Financial voting stock outstanding prior to a merger, share exchange or consolidation will represent more than seventy percent (70%) of the voting stock in the surviving corporation after that transaction, in which event only a majority of the total number of votes eligible to be cast by stockholders is required). This super-majority stockholder approval requirement could have an anti-takeover effect by making stockholder approval of an acquisition very difficult to obtain and may, therefore, discourage potential acquirors from pursuing an acquisition of Seacoast Financial, even one approved by Seacoast Financial's Board of Directors.

     Sandwich Bancorp's Articles have no comparable provision, so any merger or consolidation of Sandwich Bancorp with another entity or sale of all or substantially all of Sandwich Bancorp's assets would be governed by the MBCL, which generally requires a two-thirds vote of the outstanding stock.


Liability of Directors

     Under Seacoast Financial's Articles, a Director is not personally liable to Seacoast Financial or its stockholders for monetary damages for breach of fiduciary duty as a Director notwithstanding any provision of law imposing such liability; provided, however that liability will not be eliminated for a Director (i) for any breach of the Director's duty of loyalty to Seacoast Financial or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) any transaction from which the Director derived an improper personal benefit or
(iv) for violations of Sections 61 and 62 of Chapter 156B of the MBCL.

     Sandwich Bancorp's Articles do not contain a similar provision which limits or eliminates Director liability, so Sandwich Bancorp's Directors are subject to all fiduciary and other legal duties under applicable Massachusetts law.


Employee Stock Ownership Plan

     The ESOP, which expects to subscribe to purchase 8% of the Conversion Shares sold in the Offering, contains certain provisions permitting participating employees to direct the voting of shares held in the ESOP. Such provisions may be considered to have anti-takeover effects. See "Management of Seacoast Financial and Compass --Compensation of Officers and Directors Through Benefit Plans--Employee Stock Ownership Plan and Trust."


FRB Regulations

     The Change in Bank Control Act and the BHCA, together with FRB regulations promulgated under those acts, require that the consent of the FRB be obtained prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires more than 25% of any class of voting stock of the bank holding company. Control is rebuttably presumed to exist if the person acquires more than 10% of any class of voting stock of a bank holding company and if either (i) the company has registered securities under Section 12 of the Exchange Act or (ii) no other person will own a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure to rebut the foregoing presumption. Since Seacoast Financial Common Stock will be registered under Section 12 of the Exchange Act, any acquisition of 10% or more of the outstanding Seacoast Financial Common Stock will give rise to a rebuttable presumption that the acquiror of such stock controls Seacoast Financial, requiring the acquiror, prior to acquiring such stock, to rebut the presumption of control to the satisfaction of the FRB or obtain FRB approval for the acquisition of control.

     Restrictions applicable to the operations of bank holding companies may also deter companies from seeking to obtain control of Seacoast Financial. See "Regulation of Seacoast Financial and Compass."


Massachusetts Banking Law

     Massachusetts banking law also prohibits any "company," defined to include banking institutions as well as corporations, from directly or indirectly controlling the voting power of 25% or more of the voting stock of two or more banking institutions without the prior approval of the BBI. Additionally, an out-of-state company which already directly or indirectly controls voting power of 25% or more of the voting stock of two or more banking institutions may not also acquire direct or indirect ownership or control of more than 5% of the voting stock of a Massachusetts banking institution without the prior approval of the BBI. Finally, for a period of three years following completion of a conversion to stock form, no person may directly or indirectly offer to acquire or acquire beneficial ownership of more than 10% of any class of equity security of a converting mutual holding company without prior written approval of the Commissioner.

       TRANSFER AGENT AND REGISTRAR FOR SEACOAST FINANCIAL COMMON STOCK

     Registrar and Transfer Company will act as the transfer agent and registrar for issued and outstanding shares of Seacoast Financial Common Stock.



                                LEGAL OPINIONS

     The legality of the Conversion Shares and the Exchange Shares, and certain tax matters, will be passed upon for Seacoast Financial by Foley, Hoag & Eliot LLP, Boston, Massachusetts. Foley, Hoag & Eliot LLP has consented to the references herein to its opinions.


                                    EXPERTS

     The consolidated financial statements of Seacoast Financial as of October 31, 1997 and 1996 and for each of the years in the three-year period ended October 31, 1997 appearing herein have been audited by Arthur Andersen LLP, independent public accountants, as stated in its reports appearing elsewhere herein, and have been so included in reliance upon the reports of such firm given upon its authority as an expert in accounting and auditing.

     The consolidated financial statements of Sandwich Bancorp and subsidiaries as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997 have been incorporated by reference herein and in the Registration Statement on Form S-4 of which this Prospectus represents a part in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     RP Financial has consented to the publication herein of the summary of its report to Seacoast Financial setting forth its opinion as to the estimated pro forma market value of the Conversion Shares upon their conversion and its valuation with respect to subscription rights issued under the Conversion Plan.



                             STOCKHOLDER PROPOSALS

     If the Merger is not consummated, in order to be eligible for inclusion in Sandwich Bancorp's proxy materials for next year's annual meeting of the stockholders of Sandwich Bancorp, any stockholder proposal to take action at such meeting must be received at Sandwich Bancorp's office, 100 Old Kings Highway, Sandwich, Massachusetts 02563, no later than December 31, 1998. Any such proposal would be subject to the requirements of the proxy rules adopted under the Exchange Act.


                                   INQUIRIES

     Please take the time to consider this important matter and vote now. In order to make sure that your vote is represented, indicate your vote on the enclosed proxy card, date and sign it and return it to us in the enclosed postage-paid envelope. If you attend the meeting in person, you may revoke your proxy at the meeting and vote in person.

     If you have any questions or require assistance, please call either us at 800-292-9222 or Morrow & Co., which is assisting us in the solicitation of proxies, at 1-800-566-9061.

                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        /s/ Dana S. Briggs


                                        Dana S. Briggs
                                        Secretary


Sandwich, Massachusetts
September 21, 1998

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY


                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                              Page
                                                                                             -----
Report of Independent Public Accountants ...................................................  F-2
Consolidated Balance Sheets as of May 31, 1998 (Unaudited) and October 31, 1997 and 1996 ...  F-3
Consolidated Statements of Income for the Seven Months ended May 31, 1998 and 1997
 (Unaudited) and the Years Ended October 31, 1997, 1996 and 1995 ...........................  F-4
Consolidated Statements of Changes in Surplus for the Seven Months Ended May 31, 1998
 (Unaudited) and the Years Ended October 31, 1997, 1996 and 1995 ...........................  F-5
Consolidated Statements of Cash Flows for the Seven Months Ended May 31, 1998 and 1997
 (Unaudited) and the Years Ended October 31, 1997, 1996 and 1995 ...........................  F-6
Notes to Consolidated Financial Statements .................................................  F-8

     All schedules are omitted because they are not required or applicable, or the required information is shown in the financial statements or notes thereto.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Audit Committee of
Seacoast Financial Services Corporation:

     We have audited the accompanying consolidated balance sheets of Seacoast Financial Services Corporation (formerly The 1855 Bancorp) and subsidiary (the
Bank) as of October 31, 1997 and 1996, and the related consolidated statements of income, changes in surplus and cash flows for each of the three years in the period ended October 31, 1997. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seacoast Financial Services Corporation and subsidiary as of October 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles.



                                            /s/ ARTHUR ANDERSEN LLP



Boston, Massachusetts
November 25, 1997 (except with respect to the matters discussed in Note 16, as to which the date is March 31, 1998)

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY


                          CONSOLIDATED BALANCE SHEETS
                                (In Thousands)



                                                                                        October 31,
                                                                               -----------------------------
                                                                   May 31,
                                                                    1998            1997            1996
                                                                ------------   -------------   -------------
                                                                 (Unaudited)
ASSETS:
   Cash and due from banks ..................................   $   34,561      $   25,611      $   34,511
   Federal funds sold .......................................       10,440           7,150              53
                                                                ----------      ----------      ----------
       Total cash and cash equivalents ......................       45,001          32,761          34,564
   Investment securities (Note 2)--
    Available-for-sale, at fair value .......................      183,340         209,316         200,306
    Held-to-maturity, at amortized cost .....................       13,649          12,633          11,752
    Restricted equity securities ............................        5,286           5,156           4,645
   Loans held-for-sale (Note 1) .............................       19,810           4,277           4,394
   Loans, net (Notes 3 and 13) ..............................      873,914         809,555         737,779
   Accrued interest receivable ..............................        6,782           5,805           5,422
   Banking premises and equipment, net (Note 5) .............       13,932          12,254          12,588
   Other real estate owned (Note 4) .........................        1,395           1,707           2,598
   Net deferred tax asset (Note 9) ..........................        5,877           6,988           8,276
   Other assets (Notes 1 and 12) ............................        7,573           6,138           5,440
                                                                ----------      ----------      ----------
       Total assets .........................................   $1,176,559      $1,106,590      $1,027,764
                                                                ==========      ==========      ==========
LIABILITIES AND SURPLUS:
   Deposits (Note 6) ........................................   $  982,351      $  937,948      $  882,608
   Short-term borrowings (Notes 2 and 7) ....................       12,213           9,697           3,925
   Federal Home Loan Bank advances (Note 8) .................       64,572          51,006          45,375
   Other borrowings (Note 12) ...............................          289              --             648
   Mortgagors' escrow payments ..............................        1,059           1,002             890
   Accrued expenses and other liabilities (Note 12) .........        9,565           8,796           9,401
                                                                ----------      ----------      ----------
       Total liabilities ....................................    1,070,049       1,008,449         942,847
                                                                ----------      ----------      ----------
COMMITMENTS AND CONTINGENCIES
 (Notes 9, 10 and 13)
SURPLUS (Note 11) ...........................................      104,193          96,527          84,743
NET UNREALIZED GAIN ON INVESTMENT
 SECURITIES AVAILABLE-FOR-SALE, NET OF
 INCOME TAXES ...............................................        2,317           1,614             174
                                                                ----------      ----------      ----------
       Total surplus ........................................      106,510          98,141          84,917
                                                                ----------      ----------      ----------
       Total liabilities and surplus ........................   $1,176,559      $1,106,590      $1,027,764
                                                                ==========      ==========      ==========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                                (In Thousands)


                                                                   Seven Months Ended
                                                                        May 31,                   Years Ended October 31,
                                                               --------------------------   ------------------------------------
                                                                    1998          1997         1997         1996         1995
                                                               -------------   ----------   ----------   ----------   ----------
                                                                      (Unaudited)
INTEREST AND DIVIDEND INCOME:
   Interest on loans (Note 3) ..............................      $41,580       $37,375      $65,499      $60,423      $52,459
   Interest and dividends on investment securities .........       7,523          7,560       13,298       12,756       12,756
   Interest on federal funds sold ..........................         887            708        1,235          947        1,257
                                                                  -------       -------      -------      -------      -------
       Total interest and dividend income ..................      49,990         45,643       80,032       74,126       66,472
                                                                  -------       -------      -------      -------      -------
INTEREST EXPENSE:
   Interest on deposits ....................................      22,360         20,546       36,109       34,621       31,852
   Interest on borrowed funds ..............................       2,672          2,106        3,722        2,624        2,687
                                                                  -------       -------      -------      -------      -------
       Total interest expense ..............................      25,032         22,652       39,831       37,245       34,539
                                                                  -------       -------      -------      -------      -------
       Net interest income .................................      24,958         22,991       40,201       36,881       31,933
PROVISION (CREDIT) FOR POSSIBLE LOAN
 LOSSES (Note 3) ...........................................         536            890        1,865        1,166         (351)
                                                                  -------       -------      -------      -------      -------
       Net interest income after provision
          (credit) for possible loan losses ................      24,422         22,101       38,336       35,715       32,284
                                                                  -------       -------      -------      -------      -------
NONINTEREST INCOME:
   Deposit and other banking fees ..........................       1,841          1,760        3,213        2,733        2,271
   Loan servicing fees (Note 3) ............................         305            342          571          607          584
   Card fee income, net ....................................         195            138          398          354          402
   Other loan fees .........................................         277            250          449          412          386
   Gain (loss) on sales of investment
    securities, net ........................................            (3)          23           37           60          (84)
   Gain on sales of loans, net .............................         568            190          542          181           94
   Other income ............................................         590            405          733          799          750
                                                                  --------      -------      -------      -------      -------
       Total noninterest income ............................       3,773          3,108        5,943        5,146        4,403
                                                                  --------      -------      -------      -------      -------
NONINTEREST EXPENSE:
   Salaries and employee benefits (Note 12) ................       8,534          8,041       13,633       12,890       12,747
   Occupancy and equipment expenses (Notes 5
    and 10) ................................................       2,023          1,911        3,344        3,276        2,970
   Data processing expenses ................................       1,417          1,230        2,192        2,049        1,896
   Marketing expenses ......................................         792            542        1,225          743          901
   Professional services expenses ..........................         645            647        1,044          975          950
   Deposit insurance premiums ..............................          90             58          121          392        1,198
   Other real estate owned expenses, net (Note 1) ..........         138            293          519          644        1,072
   Other operating expenses ................................       1,936          1,949        2,732        3,189        2,956
                                                                  --------      -------      -------      -------      -------
       Total noninterest expense ...........................      15,575         14,671       24,810       24,158       24,690
                                                                  --------      -------      -------      -------      -------
       Income before provision for
           income taxes ....................................      12,620         10,538       19,469       16,703       11,997
PROVISION FOR INCOME TAXES (Note 9) ........................       4,954          4,254        7,685        6,548        4,511
                                                                  --------      -------      -------      -------      -------
       Net income ..........................................      $7,666        $ 6,284      $11,784      $10,155      $ 7,486
                                                                  ========      =======      =======      =======      =======



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY


                 CONSOLIDATED STATEMENTS OF CHANGES IN SURPLUS
              FOR THE SEVEN MONTHS ENDED MAY 31, 1998 (UNAUDITED)
            AND FOR THE YEARS ENDED OCTOBER 31, 1997, 1996 AND 1995
                                (In Thousands)



                                                                           Net Unrealized Gain
                                                                           (Loss) on Securities
                                                                              Classified as
                                                                           Available-for-Sale,
                                                              Surplus      Net of Income Taxes     Total Surplus
                                                            -----------   ---------------------   --------------
BALANCE, OCTOBER 31, 1994 ...............................    $ 67,102           $ (1,910)            $ 65,192
   Net income ...........................................       7,486                 --                7,486
   Change in unrealized loss on securities
    available-for-sale ..................................          --              1,926                1,926
                                                             --------           --------             --------
BALANCE, OCTOBER 31, 1995 ...............................      74,588                 16               74,604
   Net income ...........................................      10,155                 --               10,155
   Change in unrealized gain on securities
    available-for-sale ..................................          --                158                  158
                                                             --------           --------             --------
BALANCE, OCTOBER 31, 1996 ...............................      84,743                174               84,917
   Net income ...........................................      11,784                 --               11,784
   Change in unrealized gain on securities
    available-for-sale ..................................          --              1,440                1,440
                                                             --------           --------             --------
BALANCE, OCTOBER 31, 1997 ...............................      96,527              1,614               98,141
   Net income (unaudited) ...............................       7,666                 --                7,666
   Change in unrealized gain on securities available-for-
    sale (unaudited) ....................................          --                703                  703
                                                             --------           --------             --------
BALANCE, MAY 31, 1998 (UNAUDITED) .......................    $104,193           $  2,317             $106,510
                                                             ========           ========             ========



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In Thousands)


                                                             Seven Months Ended
                                                                   May 31,                 Years Ended October 31,
                                                          ------------------------- --------------------------------------
                                                              1998         1997         1997         1996         1995
                                                          ------------ ------------ ------------ ------------ ------------
                                                                 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ...........................................  $   7,666    $   6,284    $   11,784   $   10,155   $   7,486
   Adjustments to reconcile net income to net cash
    provided by (used in) operating activities--
    Depreciation and amortization of premises
      and equipment .....................................        847          818         1,420        1,301       1,066
    Amortization and accretion, net .....................        386          569           906          337         349
    Provision (credit) for possible loan losses .........        536          890         1,865        1,166        (351)
    (Gain) loss on sale of investment securities ........          3          (23)          (37)         (60)         84
    Write-down of other real estate owned ...............         43          149           198          385         749
    Provision for deferred (prepaid) taxes ..............        547          318           453         (757)        648
    Originations of loans held-for-sale .................    (60,893)     (15,650)      (30,014)     (19,006)    (16,917)
    Proceeds from sales of loans originated
      for resale ........................................     45,928       16,273        34,268       35,441      18,921
    Gain on sales of loans ..............................       (568)        (190)         (542)        (181)        (94)
    Loss on sale of premises and equipment ..............         --           --            --            5          --
    Changes in assets and liabilities, net of effects
      from acquisition of Martha's Vineyard
      National Bank
      Net increase in accrued interest receivable .......       (977)      (1,289)         (383)          --        (283)
      Net (increase) decrease in other assets ...........      1,584          457          (714)       3,770         170
      Net increase (decrease) in accrued expenses
       and other liabilities ............................        769       (1,447)         (605)       1,932       1,154
                                                           ---------    ---------    ----------   ----------   ---------
       Net cash (used in) provided by
         operating activities ...........................     (7,297)       7,159        18,599       34,488      12,982
                                                           ---------    ---------    ----------   ----------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of Martha's Vineyard National Bank,
    net of cash acquired ................................         --           --            --           --      (7,301)
   Purchase of securities classified as
    available-for-sale ..................................    (37,720)     (47,190)     (104,748)     (77,055)    (33,303)
   Purchase of securities classified as
    held-to-maturity ....................................     (5,433)      (3,489)       (5,971)      (6,924)    (39,364)
   Proceeds from sales, calls and maturities of
    securities classified as available-for-sale .........     54,194       32,262        87,831      105,166      46,969
   Proceeds from maturities and calls of securities
    classified as held-to-maturity ......................      4,300        3,069         5,069        9,600      40,661
   Purchase of premises and equipment ...................     (2,525)        (530)       (1,123)      (1,670)     (2,019)
   Purchase of loans ....................................     (6,736)        (500)       (4,461)      (8,859)     (8,313)
   Net increase in loans ................................    (58,637)     (30,913)      (78,620)    (106,726)    (64,016)
   Recoveries of loans previously charged off ...........        230          227           377          389         890
   Proceeds from sales of other real estate owned .......        517        1,409         2,315        2,722       4,033
   Principal receipts from mortgage-backed
    investments classified as available-for-sale ........     10,516        7,766        12,722        9,654       1,180
   Principal receipts from mortgage-backed                        --           --            --          676       5,491
   investments classified as held-to-maturity ...........         --           --            --            4          --
   Proceeds from sales of premises and equipment ........         --           --            --            4          --
                                                           ---------    ---------    ----------   ----------   ---------
       Net cash (used in) investing activities ..........    (41,294)     (37,889)      (86,609)     (73,023)    (55,092)
                                                           ---------    ---------    ----------   ----------   ---------

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                                (In Thousands)



                                                           Seven Months Ended
                                                                 May 31,                 Years Ended October 31,
                                                         ----------------------- ---------------------------------------
                                                             1998        1997         1997         1996         1995
                                                         ----------- ----------- ------------- ------------ ------------
                                                               (Unaudited)
CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase (decrease) in NOW accounts and
    demand deposits ....................................  $  8,362    $  2,094     $ (11,072)   $  15,441    $  19,949
   Increase (decrease) in passbook and other
    savings accounts ...................................    13,123        (630)       29,014       (7,743)     (21,969)
   Increase in term certificates .......................    22,918      26,143        37,398       15,187       58,350
   Advances from Federal Home Loan Bank ................    21,586      15,192        17,007       16,992       55,719
   Repayments of Federal Home Loan Bank
    advances ...........................................    (8,020)     (6,550)      (11,376)     (10,981)     (47,821)
   Increase (decrease) in short-term and
    other borrowings ...................................     2,805       1,361         5,124        2,759       (1,289)
   Increase (decrease) in mortgagors'
    escrow payments ....................................        57          22           112         (111)         119
                                                          --------    --------     ---------    ---------    ---------
       Net cash provided by
          financing activities .........................    60,831      37,632        66,207       31,544       63,058
                                                          --------    --------     ---------    ---------    ---------
NET INCREASE (DECREASE) IN CASH
 AND CASH EQUIVALENTS ..................................    12,240       6,902        (1,803)      (6,991)      20,948
CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR .....................................    32,761      34,564        34,564       41,555       20,607
                                                          --------    --------     ---------    ---------    ---------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD .........................................  $ 45,001    $ 41,466     $  32,761    $  34,564    $  41,555
                                                          ========    ========     =========    =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:
   Interest paid on deposits and borrowed funds ........  $ 24,982    $ 22,556     $  39,734    $  37,244    $  34,492
   Income taxes paid ...................................     3,868       4,076         8,434        6,264        3,342
SUPPLEMENTAL DISCLOSURE OF NONCASH
 TRANSACTIONS:
   Transfers from loans to other real estate owned .....     1,098       2,023         3,333        2,430        5,783
   Financed other real estate owned sales ..............       850         809         1,460          638        2,881
   Loans securitized into mortgage-backed
    investments classified as available-for-sale .......        --          --         3,595       20,837        2,532
   Transfer of investments from held-to-maturity
    to available-for-sale ..............................        --          --            --      138,701           --



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Presentation

     Compass Bank for Savings was reorganized into a mutual bank holding company operating under the name of Seacoast Financial Services Corporation, formerly The 1855 Bancorp, (The Bancorp) on October 1, 1994 under the provisions of Massachusetts general law. A new Massachusetts savings bank in stock form, known as Compass Bank for Savings, was chartered as a wholly owned subsidiary of the Bancorp. All deposits of the Bank, as defined below, are insured by the Federal Deposit Insurance Corporation (FDIC) and the Depositors Insurance Fund.

     The accompanying consolidated financial statements include the accounts of the Bancorp and its wholly owned subsidiary, Compass Bank for Savings, (collectively referred to as the Bank). Compass Bank for Savings has four wholly owned subsidiaries--Compass Credit Corporation which engages in buying, selling and originating automobile loans and other extensions of credit; the 1855 Corporation which engages in leasing of property primarily for Bank use; CB Securities Corporation which engages in the investment of securities; and Buffinton-Brook Realty Corporation which is currently inactive. The 1855 Corporation has two wholly owned subsidiaries--Purchase Corporation and North Front Street, Inc., which engage in the management of real estate acquired from the Bank through foreclosure. All significant intercompany balances and transactions have been eliminated in consolidation.

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheets and income and expenses during the reporting periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change relate to the determination of the allowance for possible loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

     In the opinion of management, the unaudited consolidated financial statements presented herein reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation. Interim results are not necessarily indicative of the results to be expected for the entire year.


Cash and Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash, amounts due from banks and federal funds sold. Federal funds are sold with maturities of one day.


Investment Securities

     Debt securities that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at cost, adjusted for amortization of premiums and accretion of discounts, both computed by a method that approximates the effective yield method; debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. The Bank has no securities held for trading. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of surplus, net of taxes. The Bank classifies its securities based on the Bank's intention at the time of purchase.

     Restricted equity securities are reported at cost.

     Unrealized losses deemed to be other than temporary declines in value are charged to operations. When securities are sold, the adjusted cost of the specific security sold is used to compute gains or losses on the sale.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans, Deferred Fees and Allowance for Possible Loan Losses

     Loans are stated at the amount of unpaid principal, reduced by amounts due to borrowers on unadvanced loans, net deferred loan fees, unearned discount and the allowance for possible loan losses.

     Unearned discount is recognized on the level-yield method for discounted installment loans. All other interest on loans is recognized on a simple interest basis.

     Deferred loan origination fees and certain deferred loan origination costs are amortized over the contractual life of the related loan using the level-yield method. At May 31, 1998 and October 31, 1997 and 1996, the Bank had net deferred loan fees of approximately $756,000, $805,000 and $740,000, respectively.

     It is the policy of the Bank to discontinue the accrual of interest on loans delinquent in excess of 90 days or sooner if in the judgment of management the ultimate collectibility of principal or interest becomes doubtful and to reverse all interest previously accrued. Interest income is subsequently recognized only to the extent cash payments are received.

     Loans are considered impaired when it is probable that the Bank will not be able to collect principal, interest and fees according to the contractual terms of the loan agreement. Management considers the paying status, net worth and earnings potential of a borrower, and the value and cash flow of the collateral as factors to determine whether a loan will be paid in accordance with its contractual terms. The amount judged to be impaired is the difference between the present value of the expected cash flows using as a discount rate the original contractual effective interest rate and the recorded investment of the loan. If foreclosure on a collateralized loan is probable, impairment is measured based on the fair value of the collateral compared to the recorded investment. If appropriate, a valuation reserve is established to recognize the difference between the recorded investment and the present value. Impaired loans are charged off when management believes that the collectibility of the loan is remote. The Bank generally considers nonaccrual loans, except for smaller balance homogeneous residential and consumer loans, and troubled debt restructures to be impaired. All impaired loans are classified as nonaccrual.

     The allowance for possible loan losses is maintained at a level considered adequate to provide for potential loan losses. The allowance is increased by provisions charged to operations, and realized losses, net of recoveries, are charged directly to the allowance. The provision and the level of the allowance are based on management's periodic review of the loan portfolio in light of historical experience and prevailing economic conditions. The allowance is an estimate, and ultimate losses may vary from current estimates. As adjustments become necessary, they are reported in the results of operations of the period in which they become known.


Loan Sales

     Loans held for sale are valued at the lower of the recorded loan balance or market value. The Bank enters into forward commitments to sell loans for the purpose of reducing interest rate risk associated with the origination of loans for sale. Unrealized losses on contracts used to hedge the Bank's closed loans and pipeline of loans expected to close are considered in adjusting the carrying value of loans held for sale. No adjustments for unrealized losses were required at May 31, 1998 and October 31, 1997 and 1996.

     Prior to November 1, 1996, gains and losses on sales of loans were recognized based on the difference between the selling price and the carrying value of the related loans sold. When the servicing of such loans was retained by the Bank, gains and losses were adjusted by the present value of the difference, if any, between the weighted average interest rate on the loans sold, adjusted for a normal servicing fee, and the agreed yield to the buyer. At October 31, 1996 and 1995, the deferred loan sale premium resulting from such sales amounted to approximately $64,000 and $144,000, respectively, and is included in other assets in the accompanying consolidated balance sheets.

     Effective November 1, 1996, the Bank adopted Statement of Financial Accounting Standards (SFAS No.) 122, Accounting for Mortgage Servicing Rights. SFAS No. 122, requires entities that engage in mortgage banking

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

activities to recognize, as separate assets, rights to service mortgage loans for others acquired through either the purchase or origination of mortgage loans and sale or securitization of those loans with servicing retained. The amount capitalized is based on an allocation of the total cost of the mortgage loans to the mortgage servicing rights and the loans without the mortgage servicing rights based on their relative fair values. In addition, capitalized mortgage servicing rights are required to be assessed for impairment based on the fair value of those rights. Effective January 1, 1997, SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, superseded SFAS No. 122. For servicing contracts in existence before January 1, 1997, previously recognized servicing rights and excess servicing receivables that do not exceed contractually specified servicing fees were combined. Each time the Bank undertakes an obligation to service financial assets it shall recognize either a servicing asset or a servicing liability for that contract, unless it securitizes the assets, retains the resulting securities and classifies them as debt securities held-to-maturity. For the year ended October 31, 1997, the Bank capitalized approximately $255,000 in mortgage servicing rights. The mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income on loans and are assessed for impairment based on the fair values of the underlying servicing contracts. For purposes of measuring impairment, the rights are stratified based on the following predominant risk characteristics of the underlying loans; interest rates, type of interest and loan maturity dates.

     Amortization of the mortgage servicing rights for the year ended October 31, 1997 was approximately $33,000. No impairment loss was recognized in 1997.


Banking Premises and Equipment

     Land is stated at cost. Buildings, leasehold improvements and equipment are stated at cost, less accumulated depreciation and amortization, which are computed on the straight-line method over the estimated useful lives of the assets or the terms of the leases, if shorter. Maintenance and repairs are expensed when incurred; major expenditures for betterments are capitalized and depreciated.


Other Real Estate Owned

     Other real estate owned (OREO) is composed of properties acquired through foreclosure or deed in lieu of foreclosure. After foreclosure, foreclosed assets are presumed to be held-for-sale and are recorded at the lower of the carrying value of the related loan or the fair value of property, less estimated costs to sell. The excess, if any, of the loan balance over the fair value of the property at the time of transfer from loans to OREO is charged to the allowance for loan losses. Subsequent write-downs of the carrying value of the foreclosed assets are charged to expense. Costs relating to the development and improvement of the property are capitalized. Costs relating to holding the property are charged to expense. Included in other real estate owned expenses are losses on sale and write-downs of carrying value amounting to approximately $198,000, $385,000 and $749,000 and net operating expenses of approximately $321,000, $259,000 and $323,000 in 1997, 1996 and 1995, respectively. For the seven months ended May 31, 1998 and 1997, OREO losses on sale and write-downs were $43,000 and $149,000, respectively, and net operating expenses were $95,000 and $144,000, respectively.


Income Taxes

     The Bank utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

     Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Core Deposit Intangible Asset

     The core deposit intangible asset, resulting from prior acquisitions, is being amortized over periods ranging from six to ten years using the straight-line method. Amortization expense was approximately $303,000, $337,000 and $349,000 in fiscal 1997, 1996 and 1995, respectively, and was approximately $163,000 for each of the seven months ended May 31, 1998 and 1997. The core deposit intangible asset is reported net of accumulated amortization and amounted to approximately $1,523,000, $1,726,000 and $2,029,000 at May 31, 1998
and October 31, 1997 and 1996, respectively.


Recent Accounting Pronouncements

     Effective November 1, 1996, the Bank adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long- Lived Assets To Be Disposed Of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 121 also requires that certain long-lived assets and identifiable intangibles to be disposed of be reported at the lower of the carrying amount or fair value less cost to sell. The adoption of this standard did not have an impact on the results of operations or financial condition for the year ended October 31, 1997.

     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income is the total of net income and all other nonowner changes in equity. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997 and requires restatement of prior period financial statements presented for comparative purposes.


Reclassifications

     Certain reclassifications have been made to the 1995 and 1996 financial statements to conform to the 1997 presentation. Such reclassifications have no effect on previously reported net income.


(2) INVESTMENT SECURITIES

     The amortized cost and estimated fair value of securities available-for-sale at May 31, 1998 and October 31, 1997 and 1996 are as follows:



                                                                 May 31, 1998
                                            ------------------------------------------------------
                                                              Gross          Gross       Estimated
                                             Amortized     Unrealized     Unrealized       Fair
                                                Cost          Gains         Losses         Value
                                            -----------   ------------   ------------   ----------
                                                                (In Thousands)
   U.S. government and agency
    obligations .........................    $ 80,172        $  335          $ 83        $ 80,424
   Other bonds and obligations ..........      51,800           283            49          52,034
   Mortgage-backed investments ..........      40,998           391            27          41,362
                                             --------        ------          ----        --------
      Total debt securities .............     172,970         1,009           159         173,820
   Marketable equity securities .........       6,605         2,916             1           9,520
                                             --------        ------          ----        --------
      Total securities available for sale    $179,575        $3,925          $160        $183,340
                                             ========        ======          ====        ========

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(2) INVESTMENT SECURITIES (Continued)


                                                               October 31, 1997
                                            ------------------------------------------------------
                                                              Gross          Gross       Estimated
                                             Amortized     Unrealized     Unrealized       Fair
                                                Cost          Gains         Losses         Value
                                            -----------   ------------   ------------   ----------
                                                                (In Thousands)
   U.S. government and agency
    obligations .........................    $113,231        $  392          $127        $113,496
   Other bonds and obligations ..........      45,774           239            46          45,967
   Mortgage-backed investments ..........      45,652           555            50          46,157
                                             --------        ------          ----        --------
      Total debt securities .............     204,657         1,186           223         205,620
   Marketable equity securities .........       2,164         1,532            --           3,696
                                             --------        ------          ----        --------
      Total securities available for sale    $206,821        $2,718          $223        $209,316
                                             ========        ======          ====        ========


                                                               October 31, 1996
                                            ------------------------------------------------------
                                                              Gross          Gross       Estimated
                                             Amortized     Unrealized     Unrealized       Fair
                                                Cost          Gains         Losses         Value
                                            -----------   ------------   ------------   ----------
                                                                (In Thousands)
   U.S. government and agency
    obligations .........................    $111,861        $  188          $436        $111,613
   Other bonds and obligations ..........      22,632            14           126          22,520
   Mortgage-backed investments ..........      64,760           324           434          64,650
                                             --------        ------          ----        --------
      Total debt securities .............     199,253           526           996         198,783
   Marketable equity securities .........         835           689             1           1,523
                                             --------        ------          ----        --------
      Total securities available for sale    $200,088        $1,215          $997        $200,306
                                             ========        ======          ====        ========

     A schedule of the maturity distribution of debt securities available-for-sale at October 31, 1997 is as follows:



                                       Amortized     Percent of     Estimated
                                          Cost          Total       Fair Value
                                      -----------   ------------   -----------
                                               (Dollars in Thousands)
 One year or less .................    $ 27,828           14%       $ 27,836
 Over 1 year to 5 years ...........     140,220           68         140,757
 Over 5 years to 10 years .........       5,722            3           5,719
 Over 10 years ....................      30,887           15          31,308
                                       --------           --        --------
                                       $204,657          100%       $205,620
                                       ========          ===        ========

     Mortgage-backed investments are shown at their contractual maturity dates, but actual maturities may differ as borrowers have the right to prepay obligations without incurring prepayment penalties.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(2) INVESTMENT SECURITIES (Continued)

     The amortized cost and estimated fair value of securities held-to-maturity at May 31, 1998 and October 31, 1997 and 1996 are as follows:



                                                                           May 31, 1998
                                                      ------------------------------------------------------
                                                                        Gross          Gross       Estimated
                                                       Amortized     Unrealized     Unrealized       Fair
                                                          Cost          Gains         Losses         Value
                                                      -----------   ------------   ------------   ----------
                                                                          (In Thousands)
   U.S. government and agency obligations .........     $13,649          $55            $2         $13,702
                                                        -------          ---            --         -------
      Total debt securities .......................     $13,649          $55            $2         $13,702
                                                        =======          ===            ==         =======


                                                                         October 31, 1997
                                                      ------------------------------------------------------
                                                                        Gross          Gross       Estimated
                                                       Amortized     Unrealized     Unrealized       Fair
                                                          Cost          Gains         Losses         Value
                                                      -----------   ------------   ------------   ----------
                                                                          (In Thousands)
   U.S. government and agency obligations .........     $12,633          $68            $7         $12,694
                                                        -------          ---            --         -------
      Total debt securities .......................     $12,633          $68            $7         $12,694
                                                        =======          ===            ==         =======


                                                                         October 31, 1996
                                                      ------------------------------------------------------
                                                                        Gross          Gross       Estimated
                                                       Amortized     Unrealized     Unrealized       Fair
                                                          Cost          Gains         Losses         Value
                                                      -----------   ------------   ------------   ----------
                                                                          (In Thousands)
   U.S. government and agency obligations .........     $11,752          $40            $48        $11,744
                                                        -------          ---            ---        -------
      Total debt securities .......................     $11,752          $40            $48        $11,744
                                                        =======          ===            ===        =======

     A schedule of the maturity distribution of debt securities held-to-maturity at October 31, 1997 is as follows:



                                       Amortized     Percent of     Estimated
                                          Cost          Total       Fair Value
                                      -----------   ------------   -----------
                                               (Dollars in Thousands)
   One year or less ...............     $ 5,298           42%        $ 5,301
   Over 1 year to 5 years .........       7,335           58           7,393
                                        -------           --         -------
                                        $12,633          100%        $12,694
                                        =======          ===         =======

     Included in restricted equity securities at May 31, 1998, and October 31, 1997 and 1996 are Federal Home Loan Bank (FHLB) stock, Savings Bank Life Insurance Company of Massachusetts stock and the Depositors Insurance Fund.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(2) INVESTMENT SECURITIES (Continued)

     Proceeds from the sales of investment securities and related gains and losses for the seven months ended May 31, 1998 and 1997 and for the years ended October 31, 1997, 1996 and 1995 (all classified as available-for-sale) were as follows:

                                    Seven Months Ended
                                          May 31,                Years Ended October 31,
                                   ---------------------   ------------------------------------
                                      1998        1997        1997         1996         1995
                                   ---------   ---------   ----------   ----------   ----------
                                                        (In Thousands)
   Proceeds from sales .........    $6,010      $9,223      $22,017      $26,051      $46,884
   Gross gains .................        14          31           58          101          330
   Gross losses ................        17           8           21           41          414

     At October 31, 1997, investment securities carried at approximately $3,000,000 were pledged to secure public deposits under the Treasury, Tax and Loan program, as required by law, securities carried at $5,865,000 were pledged to secure deposits held by various municipalities and securities carried at $9,980,000 were pledged against various repurchase agreements.

     In November 1995, concurrent with the adoption of its implementation guide on SFAS No. 115, the FASB allowed a one-time reassessment of SFAS No. 115 classifications of all investment securities held. Any reclassifications are accounted for at fair value in accordance with SFAS No. 115, and any reclassifications from the held-to-maturity portfolio that resulted from this one-time reassessment did not call into question the intent of the Bank to hold other debt securities to maturity in the future. The Bank used the opportunity under this one-time reassessment to reclassify securities with an amortized cost of approximately $138,701,000 from held-to-maturity to the available-for-sale portfolio. In connection with this reclassification, a new unrealized gain of $117,000 was recorded in available-for-sale securities and in surplus (on a net-of-tax basis).


(3) LOANS

     The Bank's loan portfolio consisted of the following:

                                                                             October 31,
                                                          May 31,     -------------------------
                                                            1998          1997          1996
                                                        -----------   -----------   -----------
                                                                    (In Thousands)
   Real estate loans:
    Residential (one-to-four family) ................    $368,136      $363,030      $343,204
    Commercial ......................................     125,089       124,059       128,707
    Home equity lines of credit .....................      15,941        15,133        17,288
    Construction ....................................      41,925        33,894        25,007
                                                         --------      --------      --------
        Total real estate loans .....................     551,091       536,116       514,206
                                                         --------      --------      --------
   Commercial loans .................................      58,200        51,371        46,211
                                                         --------      --------      --------
   Consumer loans:
    Indirect auto loans .............................     280,215       238,114       189,865
                                                         --------      --------      --------
    Other ...........................................      27,553        24,662        22,063
                                                         --------      --------      --------
        Total consumer loans ........................     307,768       262,776       211,928
                                                         --------      --------      --------
   Less--Unearned discount ..........................      32,637        30,066        24,232
                                                         --------      --------      --------
        Total consumer loans, net ...................     275,131       232,710       187,696
                                                         --------      --------      --------
        Total loans .................................     884,422       820,197       748,113
   Less--Allowance for possible loan losses .........      10,508        10,642        10,334
                                                         --------      --------      --------
        Total loans, net ............................    $873,914      $809,555      $737,779
                                                         ========      ========      ========

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(3) LOANS (Continued)

     Nonaccrual loans consisted of the following:

                                            October 31,
                            May 31,    ----------------------
                              1998        1997         1996
                           ---------   ----------   ---------
                                     (In Thousands)
   Real estate .........    $8,998      $10,180      $ 9,312
   Commercial ..........       495          745        1,014
                            ------      -------      -------
                            $9,493      $10,925      $10,326
                            ======      =======      =======

     As a result of nonaccrual loans, interest income was reduced by approximately $203,000, $200,000 and $331,000 in 1997, 1996 and 1995,
respectively. At October 31, 1997 and 1996, restructured loans totaled approximately $4,619,000 and $10,178,000, respectively, of which $4,489,000 and $5,911,000, respectively, were included in nonaccrual loans. If these loans had been paying in accordance with their original contractual terms, approximately $36,000, $37,000 and $28,000 of additional interest income would have been recorded in 1997, 1996 and 1995, respectively. There are no commitments to extend additional credit on these loans.

     During fiscal 1997, the average recorded investment in impaired loans was approximately $10,844,000 and the income recognized related to impaired loans while impaired was $778,000. At October 31, 1997, the Bank classified approximately $10,560,000 of its loans as impaired. A portion of these impaired loans, approximately $7,912,000, had a related valuation reserve of approximately $1,114,000 included in the allowance for possible loan losses. In addition, approximately $2,648,000 of impaired loans did not, in the opinion of the Bank's management, require a related valuation reserve.

     During fiscal 1996, the average recorded investment in impaired loans was approximately $9,174,000, and the income recognized related to impaired loans while impaired was $671,000. At October 31, 1996, the Bank classified approximately $11,203,000 of its loans as impaired. A portion of these impaired loans, approximately $7,341,000, had a related valuation reserve of approximately $752,000 included in the allowance for possible loan losses. In addition, approximately $3,862,000 of impaired loans did not, in the opinion of the Bank's management, require a related valuation reserve.

     In the ordinary course of business, the Bank makes loans to its trustees, executive officers, directors and related parties at substantially the same terms as loans made to nonrelated borrowers. Generally, the Bank rarely extends credit to officers of the Bank. An analysis of related party loans for the years ended October 31, 1997 and 1996 is as follows:

                                           Years Ended October 31,
                                          -------------------------
                                              1997          1996
                                          -----------   -----------
                                               (In Thousands)
   Balance, beginning of year .........    $  5,807      $  1,961
    New loans .........................         442         5,123
    Payments ..........................      (1,133)       (1,277)
                                           --------      --------
   Balance, end of year ...............    $  5,116      $  5,807
                                           ========      ========

     Loans serviced for others at October 31, 1997 and 1996 amounted to approximately $204,162,000 and $192,114,000, respectively. At October 31, 1997 and 1996, there were no loans outstanding subject to formal recourse provisions.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(3) LOANS (Continued)

     An analysis of the allowance for possible loan losses follows:



                                                             Seven Months Ended
                                                                   May 31,                  Years Ended October 31,
                                                           -----------------------   --------------------------------------
                                                              1998         1997         1997          1996          1995
                                                           ----------   ----------   ----------   -----------   -----------
                                                                                    (In Thousands)
   Balance, beginning of year ..........................    $10,642      $10,334      $ 10,334     $  9,850      $  7,002
   Acquired allowance for possible loan losses .........         --           --            --           --         3,541
   Provision for possible loan losses ..................        536          890         1,865        1,166          (351)
   Charge-offs--
    Real estate ........................................       (410)        (475)         (898)        (501)         (871)
    Commercial .........................................       (137)        (113)         (442)        (134)          (51)
    Consumer ...........................................       (353)        (251)         (594)        (436)         (310)
                                                            -------      -------      --------     --------      --------
                                                               (900)        (839)       (1,934)      (1,071)       (1,232)
                                                            -------      -------      --------     --------      --------
   Recoveries--
    Real estate ........................................         44          104           147          191           756
    Commercial .........................................         83           36            57           96             2
    Consumer ...........................................        103           87           173          102           132
                                                            -------      -------      --------     --------      --------
                                                                230          227           377          389           890
                                                            -------      -------      --------     --------      --------
        Net charge-offs ................................       (670)        (612)       (1,557)        (682)         (342)
                                                            -------      -------      --------     --------      --------
   Balance, end of year ................................    $10,508      $10,612      $ 10,642     $ 10,334      $  9,850
                                                            =======      =======      ========     ========      ========

     On December 28, 1994, the Bank acquired all the outstanding voting stock of Martha's Vineyard National Bank (MVNB). At the date of purchase, the Bank's allowance for possible loan losses was increased by the MVNB allowance for possible loan losses of $3,541,000.


(4) OTHER REAL ESTATE OWNED

     Other real estate owned acquired through foreclosure consisted of the following:



                                                       October 31,
                                        May 31,    -------------------
                                          1998       1997       1996
                                       ---------   --------   --------
                                               (In Thousands)
   Land and construction ...........    $   --      $   --     $   43
   Residential real estate .........       794       1,227      1,769
   Commercial real estate ..........       601         480        786
                                        ------      ------     ------
                                        $1,395      $1,707     $2,598
                                        ======      ======     ======

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(5) BANKING PREMISES AND EQUIPMENT


     A summary of the cost and accumulated depreciation and amortization of banking premises and equipment and their estimated useful lives is as follows:



                                                         October 31,
                                          May 31,   ---------------------      Estimated
                                           1998        1997        1996       Useful Lives
                                        ---------   ---------   ---------   ---------------
                                                       (In Thousands)
   Land .............................    $ 2,503     $ 2,503     $ 2,503    --
   Buildings ........................     10,147       9,378       9,139    30 to 50 years
   Leasehold improvements ...........      2,075       2,143       1,774     8 to 10 years
   Furniture and equipment ..........      8,039       7,026       6,572     3 to 20 years
   Construction-in-progress .........        967         156         194
                                         -------     -------     -------
                                          23,731      21,206      20,182
   Less--Accumulated depreciation and
    amortization ....................      9,799       8,952       7,594
                                         -------     -------     -------
                                         $13,932     $12,254     $12,588
                                         =======     =======     =======

     Total depreciation and amortization expense of banking premises and equipment for the seven months ended May 31, 1998 and 1997 amounted to approximately $847,000 and $818,000, respectively, and for the years ended October 31, 1997, 1996 and 1995 amounted to approximately $1,420,000, $1,301,000 and $1,066,000, respectively, and is included in occupancy and equipment expenses.


(6) DEPOSITS

     A summary of deposit balances is as follows:



                                                                           October 31,
                                                         May 31,     -----------------------
                                                           1998         1997         1996
                                                       -----------   ----------   ----------
                                                                  (In Thousands)
   Demand deposit accounts .........................    $ 59,378      $ 58,840     $ 48,466
   NOW and money market deposit accounts ...........     238,684       223,580      211,215
   Passbook and other savings accounts .............     176,915       171,072      175,869
                                                        --------      --------     --------
      Total noncertificate accounts ................     474,977       453,492      435,550
   Term certificates--
    Term certificates of $100,000 and over .........      88,428        82,647       71,729
    Term certificates less than $100,000 ...........     418,946       401,809      375,329
                                                        --------      --------     --------
      Total term certificate accounts ..............     507,374       484,456      447,058
                                                        --------      --------     --------
   Total deposits ..................................    $982,351      $937,948     $882,608
                                                        ========      ========     ========

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(6) DEPOSITS (Continued)

     A schedule of the maturity distribution of term certificates with weighted average interest rates is as follows:



                                                                      October 31,
                                                      --------------------------------------------
                                      May 31,
                                        1998                   1997                  1996
                               ---------------------- ---------------------- ---------------------
                                            Weighted               Weighted               Weighted
                                             Average                Average               Average
                                            Interest               Interest               Interest
                                  Amount      Rate       Amount      Rate       Amount      Rate
                               ----------- ---------- ----------- ---------- ----------- ---------
                                                     (Dollars in Thousands)
   Within 1 year .............  $421,364       5.62%   $408,291       5.69%   $354,969      5.50%
   Over 1 to 2 years .........    46,830       5.86      46,405       6.17      58,012      5.94
   Over 2 to 3 years .........    30,831       5.98      18,129       5.90      22,994      6.45
   Over 3 to 5 years .........     8,349       5.97      11,631       6.05      11,083      5.82
                                --------               --------               --------
                                $507,374       5.67%   $484,456       5.75%   $447,058      5.62%
                                ========               ========               ========

(7) SHORT-TERM BORROWINGS

     Short-term borrowings consisted of the following:


                                                                                October 31,
                                                                           ---------------------
                                                                May 31,
                                                                 1998         1997        1996
                                                              ----------   ---------   ---------
                                                                        (In Thousands)
   Securities sold under agreements to repurchase .........    $11,616      $9,533      $1,925
   Treasury tax and loan note account .....................        597         164       2,000
                                                               -------      ------      ------
                                                               $12,213      $9,697      $3,925
                                                               =======      ======      ======

     The average daily outstanding short-term borrowings were approximately $5,086,000 in 1997 and $1,198,000 in 1996. The maximum amount of short-term borrowings outstanding at any month-end was approximately $9,742,000 in 1997 and $3,925,000 in 1996. The weighted average interest rates during 1997 and 1996 were 4.77% and 4.82%, respectively. For the seven months ended May 31, 1998, the average daily outstanding short-term borrowings were approximately $10,783,000 with the maximum amount outstanding at any month end of approximately $12,213,000. The weighted average interest rate during the seven months ended May 31, 1998 was 4.80%.


(8) FEDERAL HOME LOAN BANK ADVANCES

     Federal Home Loan Bank (FHLB) advances are collateralized by a blanket-type pledge agreement on the Bank's FHLB stock, certain qualified investment securities, deposits at the FHLB, and first mortgages on residential property. As a member of the FHLB, the Bank is required to invest in stock of the FHLB at an amount equal to the greater of 1% of its outstanding first mortgage residential loans, .3% of total assets, or 5% of its outstanding advances from the FHLB divided by a leverage factor of 20. When such stock is redeemed, the Bank will receive from the FHLB an amount equal to the par value of the stock. The Bank also has access to a preapproved line of credit of $20,000,000. No funds were advanced under this line of credit at May 31, 1998 and October 31, 1997 and 1996.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(8) FEDERAL HOME LOAN BANK ADVANCES (Continued)

     A schedule of the maturity distribution of FHLB advances with weighted average interest rates is as follows:


                                                                              October 31,
                                                            ------------------------------------------------
                                          May 31,
                                           1998                      1997                      1996
                                  -----------------------   -----------------------   ----------------------
                                                            (Dollars in Thousands)
                                                Weighted                  Weighted                  Weighted
                                                 Average                   Average                  Average
                                    Amount        Rate        Amount        Rate        Amount        Rate
                                  ----------   ----------   ----------   ----------   ----------   ---------

   Within 1 year ..............    $ 2,719         5.54%     $ 6,087         6.40%     $ 4,291        5.46%
   Over 1 to 5 years ..........     32,979         6.02       16,528         6.02       15,030        5.84
   Over 5 to 10 years .........      9,775         6.64       10,741         6.61       11,317        6.52
   10 years and over ..........     19,099         7.16       17,650         7.29       14,737        7.47
                                   -------                   -------                   -------
                                   $64,572         6.43%     $51,006         6.63%     $45,375        6.50%
                                   =======                   =======                   =======

     The Bank may be subject to a substantial penalty upon prepayment of FHLB advances.


(9) INCOME TAXES

     The components of the provision for income taxes for the years ended October 31 are as follows:



                                              1997        1996        1995
                                           ---------   ---------   ---------
                                                    (In Thousands)
   Current--
    Federal ............................    $5,762      $5,448      $3,122
    State ..............................     1,470       1,857         741
                                            ------      ------      ------
      Total current ....................     7,232       7,305       3,863
   Deferred (prepaid)--
    Federal ............................       231        (560)        532
    State ..............................       222        (197)        116
                                            ------      ------      ------
      Total deferred (prepaid) .........       453        (757)        648
                                            ------      ------      ------
      Total ............................    $7,685      $6,548      $4,511
                                            ======      ======      ======

     The difference between the income tax rate computed by applying the statutory federal income tax rate to income before income taxes and the actual effective income tax rate is summarized as follows:



                                                        1997          1996          1995
                                                    -----------   -----------   -----------
   Statutory rate ...............................       35.00%        34.00%        34.00%
   State taxes, net of federal benefit ..........        5.68          6.56          4.72
   Other, net ...................................       (1.21)        (1.36)        (1.12)
                                                        -----         -----         -----
      Effective tax rate ........................       39.47%        39.20%        37.60%
                                                        =====         =====         =====

     The Bank does not separately determine its current and deferred tax provision on an interim basis. The change in net deferred tax assets between year ends is attributable to the change in unrealized gain on securities available-for-sale and changes in estimated temporary differences from those included in filed tax returns. The Bank's provision for income taxes for the seven months ended May 31, 1998 and 1997 and the related effective tax rate were $4,954,000 (39.3%) and $4,254,000 (40.4%), respectively.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(9) INCOME TAXES (Continued)

     At October 31, the Bank's net deferred tax asset, as presented in the accompanying consolidated balance sheets, consisted of the following components:

                                                                     October 31,
                                                                ---------------------
                                                                   1997        1996
                                                                ---------   ---------
                                                                   (In Thousands)
   Allowance for loan losses ................................    $4,114      $4,009
   Deferred compensation ....................................     2,239       2,180
   Net operating loss carryforward ..........................       946       1,179
   Accrued liabilities ......................................       547         780
   Unrealized gain on available-for-sale securities .........      (898)        (49)
   Other ....................................................        40         177
                                                                 ------      ------
                                                                 $6,988      $8,276
                                                                 ======      ======

     In August 1996, Congress passed the Small Business Job Protection Act of 1996. Included in this bill was the repeal of IRC Section 593, which allowed thrift institutions special provisions in calculating bad debt deductions for income tax purposes. Thrift institutions now will be viewed as commercial banks for income tax purposes. The repeal is effective for tax years beginning after December 31, 1995.

     One effect of this legislative change is to suspend the Bank's bad debt reserve for income tax purposes as of its base year (October 31, 1988). Any bad debt reserve in excess of the base year amount is subject to recapture over a six-year time period. The suspended (i.e., base year) amount is subject to recapture upon the occurrence of certain events, such as complete or partial redemption of the Bank's stock or if the Bank ceases to qualify as a bank for income tax purposes.

     At October 31, 1997, the Bank's surplus includes approximately $9,085,000 of bad debt reserves, representing the base year amount, for which income taxes have not been provided. Since the Bank does not intend to use the suspended bad debt reserve for purposes other than to absorb the losses for which it was established, deferred taxes in the amount of $3,800,000 have not been recorded with respect to such reserve.


(10) COMMITMENTS AND CONTINGENCIES

     In the normal course of business, there are outstanding commitments and contingencies that are not reflected in the accompanying consolidated financial statements. On March 21, 1996, the Bank entered into a Master Commitment to deliver or sell $40,000,000 in residential mortgage loans to a federal agency on or before March 31, 1998. At October 31, 1997, the unfulfilled portion that remained to be delivered under this commitment was approximately $17,076,000.

     Pursuant to the terms of noncancelable lease and sublease agreements pertaining to banking premises and equipment, future minimum lease payments and sublease income commitments are as follows:


Years Ending                Future Minimum     Future Lease
October 31,                 Lease Payments        Income
------------------------   ----------------   -------------
                                    (In Thousands)
    1998 ...............         $388              $165
    1999 ...............          432                88
    2000 ...............          431                59
    2001 ...............          285                54
    2002 ...............          285                --
    Thereafter .........          840                --

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(10) COMMITMENTS AND CONTINGENCIES (Continued)

     The leases contain renewal options for periods ranging from 8 to 85 years, the cost of which is not included above. Rent expense for the years ended October 31, 1997, 1996 and 1995 amounted to approximately $370,000, $403,000 and $387,000 respectively, and is included in occupancy and equipment expenses in the accompanying consolidated statements of income.

     Aggregate reserves (in the form of deposits with the Federal Reserve Bank and vault cash) of $6,754,000 and $12,537,000 were maintained to satisfy regulatory requirements at October 31, 1997 and 1996, respectively.

     In the ordinary course of business, the Bank is involved in litigation. Based on its review of current litigation and discussion with legal counsel, management does not expect any material adverse impact on the consolidated financial position or results of operations resulting from the resolution of pending litigation.


(11) REGULATORY CAPITAL REQUIREMENTS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of October 31, 1997, that the Bancorp and the Bank met all capital adequacy requirements to which they are subject.

     As of October 31, 1997, the most recent notification from the Federal Reserve Bank of Boston relating to the Bancorp classified the Bancorp's capital as satisfactory, and the most recent notification from the FDIC relating to the Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an insured depository institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bancorp's and the Bank's category.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(11) REGULATORY CAPITAL REQUIREMENTS (Continued)

     The Bancorp's and the Bank's actual capital amounts and ratios are also presented in the table.



                                                                                        For Capital
                                                             Actual                  Adequacy Purposes
                                                     -----------------------  ----------------------------------
                                                        Amount      Ratio         Amount              Ratio
                                                     ----------- -----------  ----------------   ---------------
                                                                            (Dollars in Thousands)
   As of October 31, 1997:

    Bancorp (consolidated)--

      Total capital (to risk weighted assets) ......  $104,158   13.92%       greater than or    greater than or
                                                                              equal to $59,867   equal to 8.0%

      Tier I capital (to risk weighted assets) .....  $ 94,788   12.67%       greater than or    greater than or
                                                                              equal to $29,933   equal to 4.0%

      Tier I capital (to average assets) ...........  $ 94,788    8.60%       greater than or    greater than or
                                                                              equal to $44,092   equal to 4.0%

    Bank--
      Total capital (to risk weighted assets) ......  $100,637   13.47%       greater than or    greater than or
                                                                              equal to $59,766   equal to 8.0%

      Tier I capital (to risk weighted assets) .....  $ 91,283   12.22%       greater than or    greater than or
                                                                              equal to $29,883   equal to 4.0%

      Tier I capital (to average assets) ...........  $ 91,283    8.29%       greater than or    greater than or
                                                                              equal to $44,045   equal to 4.0%

   As of October 31, 1996:

    Bancorp (consolidated)--

     Total capital (to risk weighted assets) .......  $ 91,005   13.73%       greater than or    greater than or
                                                                              equal to $52,948   equal to 8.0%

     Tier I capital (to risk weighted assets) ......  $ 82,693   12.47%       greater than or    greater than or
                                                                              equal to $26,525   equal to 4.0%

     Tier I capital (to average assets) ............  $ 82,693    8.13%       greater than or    greater than or
                                                                              equal to $40,685   equal to 4.0%

    Bank--

     Total capital (to risk weighted assets) .......  $ 87,252   13.19%       greater than or    greater than or
                                                                              equal to $52,920   equal to 8.0%

     Tier I capital (to risk weighted assets) ......  $ 78,959   11.94%       greater than or    greater than or
                                                                              equal to $26,452   equal to 4.0%

     Tier I capital (to average assets) ............  $ 78,959    7.79%       greater than or    greater than or
                                                                              equal to $40,544   equal to 4.0%


                                                          To Be Well Capitalized
                                                         Under Prompt Corrective
                                                            Action Provisions
                                                       -----------------------------
                                                            Amount          Ratio
                                                       ----------------   ----------

   As of October 31, 1997:

    Bancorp (consolidated)--

      Total capital (to risk weighted assets) ......   N/A                  N/A


      Tier I capital (to risk weighted assets) .....   N/A                  N/A


      Tier I capital (to average assets) ...........   N/A                  N/A


    Bank--
      Total capital (to risk weighted assets) ......   greater than or      10.0%
                                                       equal to $74,796

      Tier I capital (to risk weighted assets) .....   greater than or      6.0%
                                                       equal to $44,877

      Tier I capital (to average assets) ...........   greater than or      5.0%
                                                       equal to $55,056

   As of October 31, 1996:

    Bancorp (consolidated)--

     Total capital (to risk weighted assets) .......   N/A                  N/A


     Tier I capital (to risk weighted assets) ......   N/A                  N/A


     Tier I capital (to average assets) ............   N/A                  N/A


    Bank--

     Total capital (to risk weighted assets) .......   greater than or      10.0%
                                                       equal to $66,150

     Tier I capital (to risk weighted assets) ......   greater than or      6.0%
                                                       equal to $39,678

     Tier I capital (to average assets) ............   greater than or      5.0%
                                                       equal to $50,680


(12) EMPLOYEE BENEFITS

     The Bank provides basic and supplemental pension benefits for eligible employees through the Savings Bank's Employees Retirement Association Pension Plan (the Plan). Each employee having reached the age of 21 and having completed at least 1,000 hours of service in two consecutive 12-month periods beginning with such employee's date of employment automatically becomes a participant in the Plan. Benefits are based on employees' years of service and annual compensation, as defined in the Plan. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions made under the Plan totaled approximately $609,000, $425,000 and $112,000 for 1997, 1996 and 1995, respectively.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(12) EMPLOYEE BENEFITS (Continued)

     Net pension cost under the Plan for the years ended October 31 included the following components:



                                                                1997        1996        1995
                                                             ---------   ---------   ---------
                                                                      (In Thousands)
   Service cost during year ..............................    $  517      $  500      $  603
   Interest cost on projected benefit obligation .........       656         618         677
   Return on plan assets .................................      (544)       (439)       (367)
   Net amortization and deferral .........................       (57)        (28)         59
                                                              ------      ------      ------
       Net pension cost ..................................    $  534      $  651      $  972
                                                              ======      ======      ======

     According to the Plan's actuary, the funded status of the Plan was as follows at October 31 (latest available data):


                                                                       1997          1996
                                                                   -----------   -----------
                                                                        (In Thousands)
   Plan assets at fair value ...................................    $  8,369      $  6,806
   Actuarial present value of projected benefit obligation
    (substantially all vested) .................................       9,884         8,748
   Excess of projected benefit obligation over assets ..........      (1,515)       (1,942)
   Unrecognized net asset existing at transition ...............        (398)         (425)
   Unrecognized net gain .......................................      (1,172)         (763)
                                                                    --------      --------
   Accrued pension liability included on balance sheet .........    $ (3,085)     $ (3,130)
                                                                    ========      ========

     The accumulated benefit obligation (all vested) at October 31, 1997 and 1996 amounted to $5,258,499 and $4,651,406, respectively. Plan assets consist primarily of common stock, U.S. government and agency obligations and a guaranteed investment contract.

     Actuarial assumptions used in determining plan obligations and net pension expense are as follows:



                                                                                1997        1996        1995
                                                                             ---------   ---------   ---------
   Discount rate used to calculate projected benefit obligation ..........       7.5%        7.5%        7.5%
   Expected long-term rate of return on plan assets ......................       8.0         7.5         7.0
   Annual salary increases ...............................................       5.0         5.0         6.0

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(12) EMPLOYEE BENEFITS (Continued)

     In addition to the Bank's defined benefit pension plan, the Bank sponsors a noncontributory defined benefit postretirement life insurance plan (the Life Insurance Plan) that covers all pre-1996 retirees and active employees designated by the Bank for coverage. The Life Insurance Plan generally provides lifetime coverage to retired employees equal to retiring employees' final rate of pay, but not more than $50,000, and to active employees equal to three times the employees' annual salary, but not more than $350,000. The Bank funds the Life Insurance Plan in combination with its active employee coverage. The status of this Life Insurance Plan is as follows:



                                                                                  October 31,
                                                                            -----------------------
                                                                               1997         1996
                                                                            ----------   ----------
                                                                                (In Thousands)
   Accumulated postretirement benefit obligation--
   Retirees .............................................................     $ (288)      $ (269)
   Eligible plan participants ...........................................        (26)         (24)
                                                                              ------       ------
         Total ..........................................................     $ (314)      $ (293)
                                                                              ======       ======
   Plan assets ..........................................................     $   --       $   --
                                                                              ------       ------
   Accumulated postretirement benefit obligation in excess of plan assets       (314)        (293)
   Unrecognized transition obligation ...................................         25           27
   Unrecognized prior service cost ......................................         62           64
   Unrecognized net gain ................................................        (31)         (30)
                                                                              ------       ------
   Accrued postretirement benefit cost ..................................     $ (258)      $ (232)
                                                                              ======       ======

     Net periodic postretirement benefit cost included the following components:



                                                                             Years Ended October 31,
                                                                             -----------------------
                                                                              1997     1996     1995
                                                                             ------   ------   -----
                                                                                 (In Thousands)
   Service cost--benefits attributed to service during the period ........    $--      $--      $--
   Interest cost on accumulated postretirement benefit obligation ........     22       21       16
   Amortization of transition obligation over 20 years ...................      2        2        2
   Amortization of unrecognized prior service cost .......................      2        2       --
                                                                              ---      ---      ---
   Net periodic postretirement benefit cost ..............................    $26      $25      $18
                                                                              ===      ===      ===

     The discount rate used in determining the accumulated postretirement benefit obligation was 7%, and the assumed rate of compensation increase was 4.5% in all years presented.

     The Bank has entered into agreements with certain officers to provide supplemental retirement benefits based on 25% of average compensation computed over a three-year period. The present value of these future payments is presently being accrued over the estimated remaining terms of employment. The accrued supplemental retirement expense is approximately $1,332,000 and $1,281,000 at October 31, 1997 and 1996, respectively. The agreements are being funded through a life insurance program with policy benefits accruing to the Bank. The cash surrender value of the policies is approximately $1,567,000 and $1,245,000 at October 31, 1997 and 1996, respectively, and is included in other assets in the accompanying consolidated balance sheets. Borrowings made against the life insurance policies are approximately $0 and $648,000 at October 31, 1997 and 1996, respectively, and are included in other borrowings in the accompanying consolidated balance sheets. Net expense for these supplemental retirement benefits for the years ended October 31, 1997, 1996 and 1995 was approximately $70,000, $222,000 and $157,000, respectively, and is included in salaries and employee benefits in the accompanying consolidated statements of income.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(12) EMPLOYEE BENEFITS (Continued)

     The Bank has an Employee Bonus and Management Incentive Compensation Plan (the Bonus Plan) in which employees are eligible to participate. The Bonus Plan provides for awards based on a combination of Bank and individual performance objectives being met, subject to the approval of the Board of Directors. Amounts charged to operations under the Bonus Plan amounted to approximately $1,024,000, $696,000 and $581,000 for the years ended October 31, 1997, 1996 and 1995, respectively.

     The Bank offers a 401(k) Retirement Savings Plan (the Savings Plan) for employees. Participating employees are able to contribute up to 15% of their salary, and the Bank matches 50% of a participant's deferral contribution on the first 6% of the deferral amount subject to the maximum allowable under federal regulations. The Bank's matching contribution expense was approximately $218,000, $193,000 and $103,000 for the years ended October 31, 1997, 1996 and
1995, respectively, and is included in salaries and employee benefits in the accompanying consolidated statements of income.


(13) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the accompanying consolidated balance sheets.


     The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     Off-balance-sheet financial instruments whose contract amounts present credit risk included the following:



                                                                             October 31,
                                                                       -----------------------
                                                            May 31,
                                                             1998         1997         1996
                                                          ----------   ----------   ----------
                                                                     (In Thousands)
   Unused portion of existing lines of credit .........    $38,551      $37,744      $32,839
   Standby letters of credit ..........................      1,428        1,110        1,265
   Unadvanced construction loans ......................     19,486       16,327       10,542
   Firm commitments to extend credit:
    Residential mortgage loans--
      Fixed rate ......................................     20,267       12,245        3,980
      Adjustable rate .................................      5,937        5,447        5,099
   Commercial loans ...................................     20,273       11,207       16,047

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily require future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of the credit

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(13) FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (Continued)


is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial real estate.

     Standby letters of credit are conditional commitments issued by the Bank to guarantee performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. Most guarantees extend for one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

     The collateral supporting those commitments varies and may include real property, accounts receivable or inventory. The Bank originates primarily residential and commercial real estate loans and, to a lesser extent, installment loans to customers primarily located in southeastern Massachusetts. In order to diversify its geographic risk, the Bank buys and sells loans to/from other financial institutions operating in other states. The Bank estimates that 95% of its loan portfolio is based in the state of Massachusetts, of which the majority is located in southeastern Massachusetts.


(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The reported fair values of financial instruments are based on a variety of valuation techniques. In some cases, fair values represent quoted market prices for identical or comparable instruments. In other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows, assumed discount rates reflecting varying degrees of risk and future expected loss assumptions. These estimates involve a high degree of judgment. The estimates do not reflect any premium or discount that could result from offering significant holdings of financial instruments at bulk sale. Tax implications of unrealized gains and losses can also have a significant effect on fair value of the financial instruments that could have been realized as of October 31, 1997 and 1996 or that will be realized in the future. Changes in economic conditions may dramatically affect the fair value of financial instruments.

     The following methods and assumptions were used to estimate the fair value of the Bank's instruments:

     For cash and due from banks and federal funds sold, the carrying amount approximates fair value due to the short maturity of those instruments.

     The fair values of investment securities are based on published market prices or quotations received from securities dealers.

     The fair values of loans are estimated for loan portfolios with similar financial characteristics. Loans are segregated by type, fixed- and adjustable-rate interest terms and by performing and nonperforming status.

     The fair values of performing residential real estate loans are estimated by discounting the anticipated future cash flows at rates currently required by the secondary mortgage market for the purchase of similar loans. For performing commercial real estate loans and performing business loans, fair values are estimated by discounting the anticipated future cash flows using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan as determined by the loan's terms and credit rating. For home equity loans and certain consumer loans, the recorded book values approximate fair value because the majority of these loans reprice with changes in market rates.

     For collateral dependent nonperforming loans, the fair values are estimated based on the fair values of the underlying collateral as determined generally by recent appraisals. For other nonperforming loans, the fair values are estimated by discounting the expected future cash flows using a discount rate commensurate with the higher credit risk associated with these loans.

     The fair value of noncertificate deposits does not include the value of the Bank's long-term relationships with its depositors and does not reflect the value associated with possessing this relatively inexpensive source of funds

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

that may be available for a considerable length of time. The fair value of noncertificate deposits is equal to the amount payable on demand at the reporting date. The fair values of fixed-maturity certificate deposits are estimated by discounting the contractual future cash flows at rates currently offered for certificate deposits with similar remaining maturities.

     The fair values of FHLB advances are determined by discounting the anticipated future cash payments by using the rates currently available to the Bank for advances with similar terms and remaining maturities. For other borrowings, the carrying amount approximates fair value due to the short maturity of those instruments.

     The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. While these commitment fees have value, the Bank has not estimated their value due to the short-term nature of the underlying commitments and their immateriality.

     Certain assets are excluded from disclosure requirements, including banking premises and equipment, the intangible value of the Bank's portfolio of loans serviced for others and the intangible value inherent in the Bank's deposit relationships (i.e., core deposits) among others. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Bank.

     The estimated fair values of the Bank's financial instruments at October 31 are as follows (the amounts in the book value column represent the amounts at which such instruments are carried in the accompanying consolidated balance sheets):



                                                              1997                          1996
                                                   ---------------------------   --------------------------
                                                                    Estimated                    Estimated
                                                    Book Value     Fair Value     Book Value     Fair Value
                                                   ------------   ------------   ------------   -----------
                                                         (In Thousands)                (In Thousands)
Financial instrument assets:
   Cash and due from banks .....................    $  25,611       $ 25,611      $  34,511      $ 34,511
   Federal funds sold ..........................        7,150          7,150             53            53
   Investment securities .......................      227,105        227,166        216,703       216,695
   Loans held-for-sale .........................        4,277          4,305          4,394         4,414
   Loans--
    Residential ................................      377,362        383,772        355,517       353,316
    Commercial real estate .....................      143,621        143,503        141,401       139,524
    Commercial .................................       51,371         51,682         46,211        46,184
    Home equity lines of credit ................       15,133         15,655         17,288        17,550
    Consumer ...................................      232,710        233,629        187,696       189,513
    Allowance for possible loan losses .........      (10,642)            --        (10,334)           --
                                                    ---------       --------      ---------      --------
       Total loans, net ........................    $ 809,555       $828,241      $ 737,779      $746,087
                                                    =========       ========      =========      ========
Financial liabilities:
   Noncertificate deposits .....................      453,492        453,492        435,550       435,550
   Certificate deposits ........................      484,456        485,202        447,058       447,726
   Borrowings ..................................        9,697          9,697          4,573         4,573
   FHLB advances ...............................       51,006         51,941         45,375        47,171

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(15) CONDENSED PARENT COMPANY FINANCIAL STATEMENTS

     The balance sheets of the Bancorp are as follows:



                                                                                          October 31,
                                                                         May 31,     ----------------------
                                                                           1998         1997         1996
                                                                       -----------   ----------   ---------
                                                                                  (In Thousands)
ASSETS:
   Cash and due from banks .........................................    $     87      $   142      $   111
   Investment securities available-for-sale, at fair value .........       5,313        4,856        3,904
   Accrued interest receivable .....................................          55           62           62
   Investment in Subsidiary ........................................     101,738       93,603       81,046
   Other assets ....................................................          42           41           61
                                                                        --------      -------      -------
        Total assets ...............................................    $107,235      $98,704      $85,184
                                                                        ========      =======      =======
LIABILITIES AND SURPLUS:
   Accrued expenses and other liabilities ..........................    $    725      $   563      $   267
   Surplus .........................................................     106,510       98,141       84,917
                                                                        --------      -------      -------
        Total liabilities and surplus ..............................    $107,235      $98,704      $85,184
                                                                        ========      =======      =======

     The income statements of the Bancorp are as follows:



                                                               Seven Months Ended
                                                                     May 31,              Years Ended October 31,
                                                               -------------------   ---------------------------------
                                                                 1998       1997        1997        1996        1995
                                                               --------   --------   ---------   ---------   ---------
                                                                                   (In Thousands)
INTEREST AND DIVIDEND INCOME:
   Interest and dividends on investment securities .........    $  115     $  121     $   217     $   195     $  179
NONINTEREST INCOME:
   Gain on sales of investment securities ..................        --         --          --          --         11
NONINTEREST EXPENSE:
   Salaries and employee benefits ..........................        71         34          58          62         59
   Amortization of organization costs ......................         8         12          21          43         --
   Other operating expenses ................................        22          1          14          23         12
                                                                ------     ------     -------     -------     ------
        Total noninterest expense ..........................       101         47          93         128         71
                                                                ------     ------     -------     -------     ------
   Income before income taxes and equity in
    undistributed net income of subsidiary .................        14         74         124          67        119
PROVISION FOR INCOME TAXES .................................         5         26          18          23         41
                                                                ------     ------     -------     -------     ------
   Income before equity in undistributed net
    income of subsidiary ...................................         9         48         106          44         78
EQUITY IN UNDISTRIBUTED NET INCOME
 OF SUBSIDIARY .............................................     7,657      6,236      11,678      10,111      7,408
                                                                ------     ------     -------     -------     ------
   Net income ..............................................    $7,666     $6,284     $11,784     $10,155     $7,486
                                                                ======     ======     =======     =======     ======

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(15) CONDENSED PARENT COMPANY FINANCIAL STATEMENTS (Continued)

     The cash flow statements of the Bancorp are as follows:



                                                           Seven Months Ended
                                                                May 31,                 Years Ended October 31,
                                                        ------------------------ --------------------------------------
                                                            1998        1997          1997         1996         1995
                                                        ----------- ------------ ------------- ------------ -----------
                                                                                (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income .........................................  $  7,666     $ 6,284      $ 11,784     $  10,155    $  7,486
 Adjustments to reconcile net income to net
   cash provided by operating activities:
   Gain on sales of investments .......................        --          --            --            --         (11)
   Net (accretion) amortization of
    investment securities .............................         3            (2)           (2)        (17)         17
   Equity in undistributed earnings of subsidiary .....    (7,657)     (6,236)      (11,678)      (10,111)     (7,408)
   Net increase in other liabilities ..................        17          19             3           (12)         44
   Net decrease in other assets .......................         6          17            20             4         (61)
                                                         --------     ---------    ----------   ---------    --------
        Net cash provided by operating
          activities ..................................        35          82           127            19          67
                                                         --------     ---------    ----------   ---------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sales and maturities of
    held-to-maturity and available-for-sale
    securities ........................................       496          --            --         2,017         551
   Purchase of securities classified as
    held-to-maturity ..................................        --          --           (96)           --        (497)
   Purchase of securities classified as
    available-for-sale ................................      (586)         --            --        (2,071)         --
                                                         --------     ---------    ----------   ---------    --------
        Net cash provided by (used in)
          investing activities ........................       (90)         --           (96)          (54)         54
                                                         --------     ---------    ----------   ---------    --------
   Net increase (decrease) in cash and
    cash equivalents ..................................       (55)         82            31           (35)        121
CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR ....................................       142         111           111           146          25
                                                         --------     ---------    ----------   ---------    --------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD ........................................  $     87     $   193      $    142     $     111    $    146
                                                         ========     =========    ==========   =========    ========
SUPPLEMENTAL CASH DISCLOSURE:
   Income taxes paid ..................................  $      1     $    10      $     27     $      43    $     62
                                                         ========     =========    ==========   =========    ========
   Transfer of investments from held-to-
    maturity to available-for-sale ....................  $     --     $    --      $     --     $     496    $     --
                                                         ========     =========    ==========   =========    ========

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(16) EVENTS SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT PUBLIC
     ACCOUNTANTS


Stock Conversion

     On April 23, 1998, the Board of Trustees of the Bancorp adopted a Plan of Conversion (the Conversion) pursuant to which the Bancorp will convert to a stock form of ownership and offer for sale 100% of its common stock in a subscription offering initially to Bank depositors, employee benefit plans of the Bank and certain other eligible subscribers. Any shares of stock not sold in the subscription offering are expected to be sold to the public by underwriters.

     One of the primary purposes of the Conversion is to enable the Bancorp to acquire Sandwich Bancorp, Inc. (Sandwich) as more fully described below. The Bancorp will not proceed with the Conversion unless all preconditions to the closing of the acquisition of Sandwich have been satisfied or waived. As part of the Conversion, the Bank will establish a liquidation account in an amount equal to the net worth of the Bank as of the date of the latest consolidated balance sheet appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible account holders and supplemental eligible account holders who maintain their accounts at the Bank after the Conversion. The liquidation account will be reduced annually to the extent that such account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore an account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible account holder will be entitled to receive balances for accounts then held.

     Subsequent to the Conversion, the Bancorp may not declare or pay dividends on and may not repurchase any of its common stock if the effect thereof would cause its capital to be reduced below applicable regulatory capital maintenance requirements or if such declaration, payment or repurchase would otherwise violate regulatory requirements.


Pending Acquisition

     On February 2, 1998, the Bancorp and the Bank entered into a definitive agreement under which the Bank would acquire Sandwich, a one-bank holding company with approximately $519,000,000 in total assets at December 31, 1997. On February 24, 1998, Sandwich announced that its Board of Directors determined that it was appropriate to request additional information and a clarification of the renewed expressions of interest that it had received from the three other parties subsequent to February 2, 1998.

     Following a review of the other expressions of interests for Sandwich, the Bancorp and Sandwich jointly announced on March 23, 1998 that they had signed an amendment to their previously announced agreement of February 2, 1998 (the Amended Agreement) by which the Bancorp would acquire Sandwich. Under the terms of the Amended Agreement, the Bancorp will convert to a 100% publicly owned stock holding company and, thereafter, issue stock having a value of $64.00 per share to Sandwich shareholders in a tax-free exchange of common stock. The value to be received by Sandwich shareholders is subject to adjustment pursuant to a formula based on the value of the stock of the Bancorp near the transaction date. Based on the Bancorp's assumed initial public offering price of $10.00 per share, each Sandwich share will be exchanged for Bancorp stock having a value of $64.00 per share so long as Bancorp stock trades at an average price of between $10.00 and $13.50 per share during a designated trading period following the initial public offering date. If this average price exceeds $13.50 per share, the value to be received by Sandwich shareholders will increase proportionately up to a maximum value of $71.11 until Bancorp's average price reaches or exceeds $15.00 per share. If this average price is equal to or less than $10.00 per share, Sandwich shares will be exchanged for 6.4 shares of Bancorp stock.

     Sandwich and the Bancorp also entered into a Stock Option Agreement, granting to the Bancorp an option to acquire up to 19.9% of Sandwich common stock under certain circumstances. The transaction is conditioned upon its being eligible to be accounted for as a pooling of interests and is subject to all necessary regulatory and shareholder approvals. It is expected to close in the fourth quarter of 1998.

            SEACOAST FINANCIAL SERVICES CORPORATION AND SUBSIDIARY

                     MAY 31, 1998 AND 1997 (UNAUDITED) AND
                        OCTOBER 31, 1997, 1996 AND 1995

(16) EVENTS SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (Continued)

Formation of New Subsidiary

     Compass Preferred Capital Corporation (CPCC) was established in March 1998 to engage in real estate business activities (including the acquisition and holding of securities and mortgage loans) that enable it to be taxed as a real estate investment trust (REIT) for federal and Massachusetts tax purposes. At March 31, 1998, CPCC had total assets of $157.1 million of which $157 million were residential mortgage loans originated by and acquired from the Bank. CPCC is currently a 100% owned subsidiary of Buffinton Brook Realty Corporation. It is anticipated that its ownership interest will be reduced to 99.9% through the issuance of shares to certain Bank employees, as required by tax regulation.

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                                  APPENDIX A


                       AFFILIATION AND MERGER AGREEMENT

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                     [THIS PAGE INTENTIONALLY LEFT BLANK]


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                             AMENDED AND RESTATED


                       AFFILIATION AND MERGER AGREEMENT


                                     AMONG


                               THE 1855 BANCORP


                           COMPASS BANK FOR SAVINGS



                                      AND


                            SANDWICH BANCORP, INC.


                        THE SANDWICH CO-OPERATIVE BANK



                                MARCH 23, 1998

                              TABLE OF CONTENTS


ARTICLE I
 CERTAIN DEFINITIONS
  1.1 Certain Definitions ................................................     5
ARTICLE II
 THE MERGER
  2.1 The Merger .........................................................     8
  2.2 Effective Time .....................................................     8
  2.3 Charter and By-laws ................................................     8
  2.4 Directors and Officers of Surviving Corporation ....................     8
  2.5 Directors of 1855 Bancorp and Compass Bank .........................     8
  2.6 Additional Actions .................................................     9
  2.7 Effects of the Merger ..............................................     9
  2.8 The Sandwich Option Agreement ......................................     9
  2.9 Possible Alternative Structures ....................................     9
ARTICLE III
 CONVERSION OF SHARES
  3.1 Merger Consideration ...............................................     9
  3.2 Employee Stock Options .............................................    10
  3.3 Dissenting Shares ..................................................    10
  3.4 Procedures for Exchange of Sandwich Common Stock ...................    11
  3.5 Reservation of Shares ..............................................    12
ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF SANDWICH
  4.1 Capital Structure ..................................................    13
  4.2 Organization, Standing and Authority of Sandwich ...................    13
  4.3 Ownership of Sandwich Subsidiaries .................................    13
  4.4 Organization, Standing and Authority of Sandwich Subsidiaries ......    13
  4.5 Authorized and Effective Agreement .................................    13
  4.6 Securities Documents and Regulatory Reports ........................    14
  4.7 Financial Statements ...............................................    15
  4.8 Material Adverse Change ............................................    15
  4.9 Environmental Matters ..............................................    15
  4.10 Tax Matters .......................................................    15
  4.11 Legal Proceedings .................................................    16
  4.12 Compliance with Laws ..............................................    16
  4.13 Certain Information ...............................................    17
  4.14 Employee Benefit Plans ............................................    17
  4.15 Certain Contracts .................................................    18
  4.16 Brokers and Finders ...............................................    19
  4.17 Insurance .........................................................    19
  4.18 Loan Portfolio ....................................................    19
  4.19 Properties ........................................................    19
  4.20 Labor .............................................................    19
  4.21 Required Vote; Inapplicability of Antitakover Statutes ............    19
  4.22 Material Interests of Certain Persons .............................    19
  4.23 Certain Transactions ..............................................    20
  4.24 Disclosures .......................................................    20
  4.25 Standstill Agreements .............................................    20
  4.26 Disclosure Schedule ...............................................    20
  4.27 Pooling of Interests ..............................................    20

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
ARTICLE V
 REPRESENTATIONS AND WARRANTIES OF 1855 BANCORP
  5.1 Capital Structure ....................................................   20
  5.2 Organization, Standing and Authority of 1855 Bancorp .................   20
  5.3 Ownership of the 1855 Bancorp Subsidiaries ...........................   21
  5.4 Organization, Standing and Authority of the 1855 Bancorp Subsidiaries    21
  5.5 Authorized and Effective Agreement ...................................   21
  5.6 Regulatory Reports ...................................................   22
  5.7 Financial Statements .................................................   22
  5.8 Material Adverse Change ..............................................   23
  5.9 Environmental Matters ................................................   23
  5.10 Tax Matters .........................................................   23
  5.11 Legal Proceedings ...................................................   23
  5.12 Compliance with Laws ................................................   23
  5.13 Certain Information .................................................   24
  5.14 Employee Benefit Plans ..............................................   24
  5.15 Certain Contracts ...................................................   25
  5.16 Brokers and Finders .................................................   25
  5.17 Insurance ...........................................................   25
  5.18 Properties ..........................................................   25
  5.19 Labor ...............................................................   25
  5.20 Ownership of Sandwich Common Stock ..................................   26
  5.21 Certain Transactions ................................................   26
  5.22 Disclosures .........................................................   26
  5.23 Disclosure Schedule .................................................   26
  5.24 Pooling of Interests ................................................   26
  5.25 Merger Sub ..........................................................   26
ARTICLE VI
 COVENANTS OF SANDWICH
  6.1 Conduct of Business ..................................................   26
  6.2 Current Information ..................................................   28
  6.3 Access to Properties and Records .....................................   29
  6.4 Financial and Other Statements .......................................   29
  6.5 Disclosure Supplements ...............................................   29
  6.6 Consents and Approvals of Third Parties ..............................   29
  6.7 All Reasonable Efforts ...............................................   29
  6.8 Failure to Fulfill Conditions ........................................   30
  6.9 No Solicitation ......................................................   30
  6.10 Cease Negotiations ..................................................   30
ARTICLE VII
 COVENANTS OF 1855 BANCORP
  7.1 Conduct of Business ..................................................   30
  7.2 Current Information ..................................................   30
  7.3 Access to Properties and Records .....................................   31
  7.4 Financial and Other Statements .......................................   31
  7.5 Disclosure Supplements ...............................................   31
  7.6 Consents and Approvals of Third Parties ..............................   31
  7.7 All Reasonable Efforts ...............................................   31
  7.8 Failure to Fulfill Conditions ........................................   32
  7.9 Employee Benefits ....................................................   32
  7.10 Directors and Officers Indemnification and Insurance ................   32

  7.11 Merger Sub ............................................................   33
  7.12 Stock Listing .........................................................   34
ARTICLE VIII
 REGULATORY AND OTHER MATTERS
  8.1 Sandwich Special Meeting ...............................................   34
  8.2 Proxy Statement-Prospectus .............................................   34
  8.3 1855 Bancorp Conversion from Mutual to Stock Form ......................   35
  8.4 Regulatory Approvals ...................................................   36
  8.5 Affiliates; Publication of Combined Financial Results ..................   36
ARTICLE IX
 CLOSING CONDITIONS
  9.1 Conditions to Each Party's Obligations under this Agreement ............   36
  9.2 Conditions to the Obligations of 1855 Bancorp under this Agreement .....   37
  9.3 Conditions to the Obligations of Sandwich under this Agreement .........   38
ARTICLE X
 THE CLOSING
  10.1 Time and Place ........................................................   39
  10.2 Deliveries at the Pre-Closing and the Closing .........................   39
ARTICLE XI
 TERMINATION, AMENDMENT AND WAIVER
  11.1 Termination ...........................................................   39
  11.2 Effect of Termination .................................................   40
  11.3 1855 Bancorp Special Payment ..........................................   41
  11.4 Sandwich Change in Control Expense Fee ................................   41
  11.5 Amendment, Extension and Waiver .......................................   43
ARTICLE XII
 MISCELLANEOUS
  12.1 Confidentiality. ......................................................   43
  12.2 Public Announcements ..................................................   43
  12.3 Survival ..............................................................   43
  12.4 Notices ...............................................................   43
  12.5 Parties in Interest ...................................................   44
  12.6 Complete Agreement ....................................................   44
  12.7 Counterparts ..........................................................   44
  12.8 Severability ..........................................................   44
  12.9 Governing Law .........................................................   44
  12.10 Interpretation .......................................................   44
Exhibit A  Form of Stock Option Agreement ....................................   47
Exhibit B  Form of Voting Agreement ..........................................   59
Exhibit C  Form of Affiliates Agreement ......................................   60
Exhibit D  Form of Opinion of Housley, Kantarian & Bronstein, P.C. ...........   63
Exhibit E  Form of Opinion of Foley, Hoag & Eliot LLP ........................   64

             AMENDED AND RESTATED AFFILIATION AND MERGER AGREEMENT

     This AMENDED AND RESTATED AFFILIATION AND MERGER AGREEMENT ("Agreement"), is dated as of March 23, 1998 by and among THE 1855 BANCORP, a Massachusetts mutual holding company ("1855 Bancorp"), its wholly-owned subsidiary, COMPASS BANK FOR SAVINGS, a Massachusetts savings bank ("Compass Bank"), SANDWICH BANCORP, INC., a Massachusetts corporation and bank holding company ("Sandwich"), and its wholly-owned subsidiary, THE SANDWICH CO-OPERATIVE BANK, a Massachusetts co-operative bank ("Sandwich Bank").

     WHEREAS, the Board of Trustees of 1855 Bancorp, the Board of Directors of Compass Bank and the Boards of Directors of Sandwich and Sandwich Bank have determined that it is in the best interests of their respective organizations and, with respect to Sandwich, its stockholders to consummate a business combination transaction among the parties, and on February 2, 1998, the parties entered into an Affiliation and Merger Agreement (the "Original Agreement") providing for the merger (the "Merger") of Sandwich with a newly-formed special-purpose subsidiary ("Merger Sub") of 1855 Bancorp, with Sandwich as the surviving corporation of the Merger;


     WHEREAS, following the date of the Original Agreement, the parties determined that it was necessary to make certain amendments to the Original Agreement in order to consummate the Merger, including changes in the amount and nature of the consideration to be paid to the stockholders of Sandwich;


     WHEREAS, as a condition and inducement to the 1855 Bancorp's willingness to enter into this Agreement, (i) Sandwich is concurrently entering into a Stock Option Agreement with 1855 Bancorp (the "Sandwich Option Agreement"), in the form attached hereto as Exhibit A, pursuant to which Sandwich is granting to 1855 Bancorp the option to purchase shares of Sandwich Common Stock (as defined herein) under certain circumstances and (ii) 1855 Bancorp and certain of the directors of Sandwich and Sandwich Bank are entering into voting agreements in the form attached hereto as Exhibit B;


     WHEREAS, after consummation of the Merger, it is anticipated that Sandwich Bank will be merged with and into Compass Bank (the "Bank Merger");


     WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger;


     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:


                                   ARTICLE I

                              CERTAIN DEFINITIONS


     1.1 Certain Definitions. As used in this Agreement, the following terms have the following meanings (unless the context otherwise requires, both here and throughout this Agreement, references to Articles and Sections refer to Articles and Sections of this Agreement).


     "Bank Commissioner" shall mean the Commissioner of Banks of the Commonwealth of Massachusetts.


     "BHCA" shall mean the Bank Holding Company Act of 1956, as amended.


     "BIF" means the Bank Insurance Fund administered by the FDIC or any successor thereto.


     "Certificate" shall have the meaning set forth in Section 3.4 hereof.


     "Code" shall mean the Internal Revenue Code of 1986, as amended.


     "Compass Bank for Savings" shall mean Compass Bank, a
Massachusetts-chartered savings bank and a wholly-owned subsidiary of 1855 Bancorp.


     "Conversion" shall mean the conversion from mutual to stock form of the 1855 Bancorp.


     "Conversion Prospectus" shall have the meaning set forth in Section 8.3.3.

     "Depositors Insurance Fund" shall mean the Depositors Insurance Fund of the Mutual Savings Central Fund, Inc.

     "Disclosure Schedule" shall mean a written, signed disclosure schedule delivered from the disclosing party to the other party specifically referring to the appropriate section of this Agreement and describing in reasonable detail the matters contained therein.

     "Dissenting Shares" shall have the meaning set forth in Section 3.3 hereof.

     "DOJ" shall mean the United States Department of Justice.

     "Effective Date" shall mean the date on which the Effective Time occurs.

     "Effective Time" shall mean the date and time specified pursuant to
Section 2.2 hereof as the effective time of the Merger.

     "Environmental Claim" means any written notice from any Governmental Entity or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

     "Environmental Laws" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environment Concern. The term Environmental Law includes without limitation (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. [sec]9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. [sec]6901, et seq; the Clean Air Act, as amended, 42 U.S.C. [sec]7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. [sec]1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. [sec]9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. [sec]1101, et seq; the Safe Drinking Water Act, 42 U.S.C. [sec]300f, et seq; and all comparable state and local laws, and (2) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Materials of Environmental Concern.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.


     "Exchange Agent" shall have the meaning set forth in Section 3.4.1.

     "Exchange Ratio" shall have the meaning set forth in Section 3.1.1.

     "FDIA" shall mean the Federal Deposit Insurance Act, as amended.

     "FDIC" shall mean the Federal Deposit Insurance Corporation or any successor thereto.

     "FHLB" shall mean Federal Home Loan Bank.

     "FRB" means the Board of Governors of the Federal Reserve System or any successor thereto.

     "Governmental Entity" shall mean any federal or state court, administrative agency or commission or other governmental authority or instrumentality.

     "MBCL" shall mean the Massachusetts Business Corporation Law, as amended.

     "MHPF" shall mean the Massachusetts Housing Partnership Fund.

     "Massachusetts Board" shall mean the Massachusetts Board of Bank Incorporation.

     "Material Adverse Effect" shall mean, with respect to the 1855 Bancorp or Sandwich, respectively, any effect that (i) is material and adverse to the financial condition, results of operations or business of 1855 Bancorp and its Subsidiaries taken as a whole or Sandwich and its Subsidiaries taken as a whole, respectively, or (ii) materially impairs the ability of either Sandwich, on the one hand, or 1855 Bancorp, on the other hand, to consummate the transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in laws and regulations particularly affecting banks, (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) changes in interest rates, and (e) the direct effects of compliance with this Agreement on the operating performance of the parties including expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, including without limitation the expenses associated with the termination of any of the Sandwich Employee Plans as and to the extent contemplated herein.

     "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.

     "Merger" shall mean the merger of Merger Sub with and into Sandwich pursuant to the terms hereof.

     "Merger Consideration" shall have the meaning set forth in Section 3.1 hereof.

     "NASD" shall mean the National Association of Securities Dealers, Inc.

     "PBGC" shall mean the Pension Benefit Guaranty Corporation, or any successor thereto.

     "Previously Disclosed" shall mean disclosed in a Disclosure Schedule dated on or prior to the date hereof.

     "Pre-Closing" shall have the meaning set forth in Section 10.1 hereof.

     "Pre-Closing Date" shall be the date on which the Pre-Closing occurs.

     "Proxy Statement-Prospectus" shall mean the proxy statement/prospectus, as amended or supplemented, to be delivered to shareholders of Sandwich in connection with the solicitation of their approval of this Agreement and the transactions contemplated hereby and the offering of the 1855 Common Stock to them as Merger Consideration.

     "Rights" shall mean warrants, options, rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

     "SAIF" means the Savings Association Insurance Fund administered by the FDIC or any successor thereto.

     "SEC" shall mean the Securities and Exchange Commission.

     "Sandwich Bank" shall mean Sandwich Co-operative Bank, a
Massachusetts-chartered co-operative bank and a wholly-owned subsidiary of Sandwich.

     "Sandwich Common Stock" shall mean the common stock, par value $1.00 per share, of Sandwich.

     "Sandwich Employee Plans" shall have the meaning set forth in Section
4.14.1 hereof.

     "Sandwich Financial Statements" shall mean the audited consolidated balance sheets (including related notes and schedules, if any) of Sandwich or Sandwich Bank, as the case may be, as of December 31, 1997, 1996 and 1995 and the consolidated statements of operations, changes in stockholders' equity and cash flows (including related notes and schedules, if any) of Sandwich or Sandwich Bank, as the case may be, for each of the three years ended December 31, 1997, 1996 and 1995 as filed by Sandwich or Sandwich Bank, as the case may be, in its Securities Documents.

     "Sandwich Options" shall mean options to purchase shares of Sandwich Common Stock granted pursuant to the Sandwich Option Plans or as otherwise Previously Disclosed.

     "Sandwich Option Plans" shall mean the following stock option plans of Sandwich, as amended and as in effect as of the date hereof: The Sandwich Bank 1986 Stock Option Plan and The Sandwich Bank 1994 Stock Option and Incentive Plan.

     "Sandwich Preferred Stock" shall mean the shares of preferred stock, par value $1.00 per share, of Sandwich.

     "Securities Act" shall mean the Securities Act of 1933, as amended.

     "Securities Documents" shall mean all reports, offering circulars, proxy statements, registration statements and all similar documents filed, or required to be filed, pursuant to the Securities Laws.

     "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

     "Share Insurance Fund" shall mean the share insurance fund of the Co-operative Central Bank.

     "Stock Exchange" shall mean the Nasdaq National Market.

     "Subsidiary" shall have the meanings set forth in Rule 1-02 of Regulation S-X of the SEC.

     "Surviving Corporation" shall have the meaning set forth in Section 2.1 hereof.

     "1855 Bancorp Employee Plans" shall have the meaning set forth in Section
5.14.1 hereof.

     "1855 Bancorp Financial Statements" shall mean the audited consolidated statements of financial condition (including related notes and schedules) of 1855 Bancorp as of October 31, 1997, 1996 and 1995 and the consolidated statements of operations, shareholders' equity and cash flows (including related notes and schedules, if any) of 1855 Bancorp for each of the three years ended October 31, 1997, 1996 and 1995 as set forth in 1855 Bancorp's annual report for the year ended October 31, 1997, a copy of which has been provided to Sandwich.

     "1855 Common Stock" shall mean the common stock, par value to be determined, of 1855 Bancorp.

     "1855 Trading Price" shall have the meaning set forth in Section 3.1.2 hereof.

     Other terms used herein are defined in the preamble and elsewhere in this Agreement.


                                  ARTICLE II

                                  THE MERGER

     2.1 The Merger. As promptly as practicable following the satisfaction or waiver of the conditions to the parties' respective obligations hereunder, and subject to the terms and conditions of this Agreement, at the Effective Time:
(a) unless theretofore done, 1855 Bancorp shall cause Merger Sub to be organized as a wholly-owned subsidiary of 1855 Bancorp in accordance with Massachusetts law; (b) Merger Sub shall be merged with and into Sandwich, with Sandwich as the surviving corporation (the "Surviving Corporation"); and (c) the separate existence of Merger Sub shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Merger Sub shall be vested in and assumed by Sandwich.

     2.2 Effective Time. The Merger shall be effected by the filing of Articles of Merger with the Secretary of State of The Commonwealth of Massachusetts in accordance with Massachusetts law to become effective on the day of the closing ("Closing Date") provided for in Article X hereof (the "Closing"). The term "Effective Time" shall mean the time on the Closing Date (or a subsequent date not later than the opening of business on the next business day) when the Merger becomes effective as set forth in the Articles of Merger.

     2.3 Charter and By-laws. The Articles of Organization and By-laws of the Surviving Corporation shall be the Articles of Organization, as amended, and By-laws of Sandwich as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and by applicable law.

     2.4 Directors and Officers of Surviving Corporation. The Directors of Merger Sub immediately prior to the Effective Time shall be the initial Directors of the Surviving Corporation, each to hold office in accordance with the Articles of Organization and By-Laws of Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

   2.5 Directors of 1855 Bancorp and Compass Bank.

      2.5.1 Prior to or at the Effective Time, three directors of Sandwich (one of whom shall be the President of Sandwich and the other two of whom shall be designated by 1855 Bancorp after consultation with Sandwich) shall be elected to the Board of Directors of 1855 Bancorp.

      2.5.2 The President of Sandwich shall be appointed to the Executive Committee of Compass Bank.

     2.6. Additional Actions. If, at any time after the Effective Time, Surviving Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in Surviving Corporation, title to and possession of any property or right of Merger Sub acquired or to be acquired by reason of, or as a result of, the Merger, or (b) otherwise to carry out the purposes of this Agreement, Merger Sub and its proper officers and directors shall be deemed to have granted to Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of Surviving Corporation are fully authorized in the name of Merger Sub or otherwise to take any and all such action.

     2.7 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in Chapter 156B, Section 80 of the General Laws of The Commonwealth of Massachusetts, as amended.

     2.8 The Sandwich Option Agreement. The parties acknowledge that Sandwich and 1855 Bancorp have entered into that certain Sandwich Option Agreement dated as of even date herewith pursuant to which Sandwich has granted to 1855 Bancorp the right to purchase certain shares of Sandwich Common Stock upon terms and conditions specified in the Sandwich Option Agreement.

     2.9 Possible Alternative Structures. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, 1855 Bancorp shall be entitled to revise the structure of the Merger, the Bank Merger and the other transactions contemplated hereby and thereby, provided, that (i) there are no material adverse federal or state income tax consequences to Sandwich and its stockholders as a result of the modification; (ii) the consideration to be paid to the holders of Sandwich Common Stock under this Agreement is not thereby changed in kind or reduced in amount; (iii) there are no material adverse changes to the benefits and other arrangements provided to or on behalf of Sandwich's directors, officers and other employees; and (iv) such modification will not delay materially or jeopardize receipt of any required regulatory approvals or other consents and approvals relating to the consummation of the Merger. 1855 Bancorp, Compass Bank, Sandwich and Sandwich Bank agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.


                                  ARTICLE III

                             CONVERSION OF SHARES

     3.1 Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of 1855 Bancorp, Merger Sub, Sandwich or the holders of any of the shares of Sandwich Common Stock (shares of Sandwich Common Stock being hereinafter collectively referred to as "Shares"):

      3.1.1. Each Share issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled pursuant to Section 3.1.5 and any Dissenting Shares (as hereinafter defined)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchangeable for a number of shares of common stock, par value $.01 per share, of 1855 Bancorp ("1855 Common Stock") equal to one share multiplied by the Exchange Ratio (rounded to the nearest four decimal places), determined as follows:

     (a) If the 1855 Trading Price is between $10.01 and $13.50 (inclusive), the Exchange Ratio shall be determined by dividing $64.00 by the 1855 Trading Price.

     (b) If the 1855 Trading Price is between $13.51 and $15.00 (inclusive), the Exchange Ratio shall be 4.7407.

     (c) If the 1855 Trading Price is greater than $15.00, the Exchange Ratio shall be determined by dividing $71.11 by the 1855 Trading Price.

     (d) If the 1855 Trading Price is $10.00 or less, the Exchange Ratio will be 6.4.

      3.1.2 For purposes of this Agreement, the "1855 Trading Price" shall be determined by averaging the closing bid and asked price of the 1855 Common Stock for each of the second through the ninth trading days (inclusive) following consummation of the Conversion (the average of the closing bid and asked price for each such day is referred to as the "Daily Closing Price"), discarding the two highest and two lowest Daily Closing Prices, and averaging the remaining Daily Closing Prices. The closing bid and asked prices shall be as quoted at the close of business on the Stock Exchange.

      3.1.3 The foregoing determination of the Exchange Ratio assumes that the initial public offering ("IPO") price of the 1855 Bancorp Common Stock in the Conversion will be $10.00 per share. If the IPO price is an amount other than $10.00, the Exchange Ratios and dollar amounts in Section 3.1.1 shall be proportionately adjusted to reflect the actual IPO price.

      3.1.4 Shares of Sandwich Common Stock converted into 1855 Common Stock pursuant to this Section 3.1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate (each a "Certificate") previously representing any such Share shall thereafter represent the right to receive (i) the number of whole shares of 1855 Common Stock and (ii) cash in lieu of fractional shares into which the Shares represented by such Certificate have been converted pursuant to this Section
3.1 and Section 3.4 hereof (the "Merger Consideration"). Certificates previously representing Shares of Sandwich Common Stock shall be exchanged for certificates representing whole shares of 1855 Common Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with Section 3.4 hereof, without any interest thereon.

      3.1.5 Each Share held in the treasury of Sandwich and each Share owned by Merger Sub, 1855 Bancorp or any direct or indirect wholly owned subsidiary of 1855 Bancorp or of Sandwich immediately prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) shall, at the Effective Time, cease to exist, and the certificates for such shares shall, as promptly as practicable thereafter, be cancelled and no payment or distribution shall be made in consideration therefor.

      3.1.6 Each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of the common stock of the Surviving Corporation.

     3.2 Employee Stock Options. Prior to the Effective Time, Sandwich shall, in accordance with the terms of the Sandwich Option Plans, provide written notice to each holder of a then outstanding Sandwich Option (whether or not such stock option is then vested or exercisable), that such Sandwich Option shall be, as at the date of such notice, exercisable in full and that, if such Sandwich Option is not exercised or otherwise terminated in accordance with its terms before the Effective Time, such Sandwich Option shall, at the Effective Time, be automatically converted into a number of shares of 1855 Common Stock determined by application of the following formula, subject to any required withholding of taxes:


                       [(MCV - EP) [divided by] TP] x OS

where:

    MCV = Merger Consideration Value per share, determined by multiplying the Exchange Ratio by the 1855 Trading Price

     EP = Exercise Price per share as stated in such Sandwich Option

     TP = 1855 Trading Price, as determined in accordance with Section 3.1.2

     OS = Number of Option Shares covered by such Sandwich Option

Subject to the foregoing, the Sandwich Option Plans and all options issued thereunder shall terminate at the Effective Time. Sandwich hereby represents and warrants to 1855 Bancorp that the maximum number of Shares subject to issuance pursuant to the exercise of stock options issued and outstanding under the Sandwich Option Plans is not and shall not be at or prior to the Effective Time more than 143,778.

   3.3 Dissenting Shares.

      3.3.1 Notwithstanding anything in this Agreement to the contrary and unless otherwise provided by applicable law, Shares that are issued and outstanding immediately prior to the Effective Time and that are owned by stockholders who have properly perfected their rights of appraisal within the meaning of Section 85 of Chapter 156B of the Massachusetts General Laws (the "Dissenting Shares"), shall not be converted into the right to receive the Merger Consideration, unless and until such stockholders shall have failed to perfect or shall have effectively withdrawn or lost their right of payment under applicable law, but, instead, the holders thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with the provisions of the Massachusetts General Laws, Chapter 156B [sec]85 et seq. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, each Share held by such stockholder shall thereupon be deemed to have been converted into the right to receive and become exchangeable for, at the Effective Time, the Merger Consideration in the manner provided in Section 3.1 hereof.

      3.3.2 Sandwich shall give 1855 Bancorp (i) prompt notice of any objections filed pursuant to Massachusetts General Laws, Chapter 156B, [sec]85 et seq., received by Sandwich, withdrawals of such objections, and any other instruments served in connection with such objections pursuant to the Massachusetts General Laws and received by Sandwich and (ii) the opportunity to direct all negotiations and proceedings with respect to objections under the Massachusetts General Laws consistent with the obligations of Sandwich thereunder. Sandwich shall not, except with the prior written consent of 1855 Bancorp, (x) make any payment with respect to any such objection, (y) offer to settle or settle any such objections or (z) waive any failure to timely deliver a written objection in accordance with the Massachusetts General Laws.

   3.4 Procedures for Exchange of Sandwich Common Stock.

      3.4.1 1855 Bancorp to Make Shares Available. Prior to the Effective Time, 1855 Bancorp or Compass Bank shall designate a bank or trust company, reasonably acceptable to Sandwich, to act as agent (the "Exchange Agent") for the holders of Shares in connection with the Merger to receive the Merger Consideration to which holders of Shares shall become entitled pursuant to
Section 3.1. 1855 Bancorp shall take all steps necessary on and as of the Effective Time to deliver to the Exchange Agent, for the benefit of the holders of certificates evidencing Shares ("Certificates"), for exchange in accordance with this Section 3.4, certificates representing shares of 1855 Common Stock and the cash in lieu of fractional shares to be paid pursuant to this Section
3.4 (such cash and certificates for shares of 1855 Common Stock, together with any dividends or distributions with respect thereto being hereinafter referred to as the "Exchange Fund") to be issued and paid in exchange for outstanding Sandwich Common Stock in accordance with this Agreement. The Exchange Agent shall act as agent on behalf of record holders (individually, a "Record Holder") of Sandwich Common Stock at the Effective Time, other than Sandwich, any Sandwich Subsidiary, 1855 Bancorp, or any 1855 Bancorp Subsidiary (in each case other than in a fiduciary capacity or in connection with debts previously contracted), or any Person holding Dissenting Shares.

      3.4.2 Exchange of Certificates. Within three business days after the Effective Time, 1855 Bancorp shall take all steps necessary to cause the Exchange Agent to mail to each Record Holder of a Certificate or Certificates, a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates for certificates representing the 1855 Common Stock and the cash in lieu of fractional shares into which the Sandwich Common Stock represented by such Certificates shall have been converted as a result of the Merger. The form letter (which shall be subject to the reasonable approval of Sandwich) shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent. Upon surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate for the number of whole shares of 1855 Common Stock to which such holder of Sandwich Common Stock shall have become entitled pursuant to the provisions of this
Section 3.4 and (y) a check representing the amount of cash in lieu of the fractional shares, if any, which such holder has the right to receive in respect of Certificates surrendered pursuant to the provisions of this Section 3.4, and the Certificates so surrendered shall forthwith be cancelled. Certificates surrendered for exchange by any person who is an "affiliate" of Sandwich for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged for certificates representing shares of 1855 Common Stock until Buyer has received the written agreement of such person contemplated by Section 8.5 hereof.

      3.4.3 Rights of Certificate Holders after the Effective Time. The holder of a Certificate that prior to the Merger represented issued and outstanding Sandwich Common Stock shall have no rights, after the Effective Time, with respect to such Sandwich Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement or to perfect the rights of appraisal as a holder of Dissenting Shares that such holder may have pursuant to the applicable provisions of Massachusetts law. No dividends or other distributions declared after the Effective Time with respect to 1855 Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.4. After the surrender of a Certificate in accordance with this Section 3.4, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of 1855 Common Stock represented by such Certificate.


      3.4.4 Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of 1855 Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to 1855 Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of 1855 Bancorp. In lieu of the issuance of any such fractional share, 1855 Bancorp shall pay to each former holder of Sandwich Common Stock who otherwise would be entitled to receive a fractional share of 1855 Common Stock, an amount in cash determined by multiplying the closing sale price of 1855 Common Stock on the Stock Exchange as reported by The Wall Street Journal for the trading day immediately preceding the date of the Effective Time (the "Last Closing Price") by the fraction of a share of 1855 Common Stock which such holder would otherwise be entitled to receive pursuant to Section 3.4.2 hereof. No interest will be paid on the cash which the holders of such fractional shares shall be entitled to receive upon such delivery. For purposes of determining any fractional share interest, all shares of Sandwich Common Stock owned by a Sandwich shareholder shall be combined so as to calculate the maximum number of whole shares of 1855 Bancorp Common Stock issuable to such Sandwich shareholder.


      3.4.5 Surrender by Persons Other than Record Holders. If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the Record Holder thereof, then it shall be a condition of the payment of the Merger Consideration that such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the Record Holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the Record Holder and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.


      3.4.6 Closing of Transfer Books. From and after the Effective Time, there shall be no transfers on the stock transfer books of Sandwich of the Sandwich Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and cancelled as provided in this Section 3.4.


      3.4.7 Return of Exchange Fund. At any time following the 12-month period after the Effective Time, 1855 Bancorp shall be entitled to require the Exchange Agent to deliver to it any portions of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to 1855 Bancorp (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither 1855 Bancorp nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar law.


      3.4.8 Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by 1855 Bancorp or Compass Bank, the posting by such person of a bond in such amount as 1855 Bancorp may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.


     3.5 Reservation of Shares. 1855 Bancorp shall reserve for issuance a sufficient number of shares of 1855 Bancorp Common Stock for the purpose of issuing shares of 1855 Bancorp Common Stock to the Sandwich shareholders and optionholders in accordance with this Article III.

                                  ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF SANDWICH

   Sandwich hereby represents and warrants to 1855 Bancorp as follows:

   4.1 Capital Structure.

      4.1.1 The authorized capital stock of Sandwich consists of 15,000,000 shares of Sandwich Common Stock and 5,000,000 shares of Sandwich Preferred Stock. As of the date of this Agreement, 1,945,260 shares of Sandwich Common Stock are issued and outstanding, no shares of Sandwich Common Stock are directly or indirectly held by Sandwich as treasury stock and no shares of Sandwich Preferred Stock are issued and outstanding. All outstanding shares of Sandwich Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, and none of the outstanding shares of Sandwich Common Stock has been issued in violation of the preemptive rights of any person, firm or entity. Except for the Sandwich Option Agreement and for Sandwich Options to acquire not more than 143,778 shares of Sandwich Common Stock, a schedule of which has been Previously Disclosed, there are no Rights authorized, issued or outstanding with respect to or relating to the capital stock of Sandwich.

     4.2 Organization, Standing and Authority of Sandwich. Sandwich is a corporation duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts with full corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on Sandwich. Sandwich is duly registered as a bank holding company under the BHCA. Sandwich has heretofore delivered to 1855 Bancorp true and complete copies of the Articles of Organization and Bylaws of Sandwich as in effect as of the date hereof.

     4.3 Ownership of Sandwich Subsidiaries. Sandwich has Previously Disclosed the name, jurisdiction of incorporation and percentage ownership of each direct or indirect Sandwich Subsidiary. Except for (x) capital stock of the Sandwich Subsidiaries, (y) securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted, and (z) securities and other interests which are Previously Disclosed, Sandwich does not own or have the right or obligation to acquire, directly or indirectly, any outstanding capital stock or other voting securities or ownership interests of any corporation, bank, savings association, partnership, joint venture or other organization, other than investment securities representing not more than 1% of any entity. The outstanding shares of capital stock or other ownership interests of each Sandwich Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable, and are directly or indirectly owned by Sandwich free and clear of all liens, claims, encumbrances, charges, pledges, restrictions or rights of third parties of any kind whatsoever. No Rights are authorized, issued or outstanding with respect to the capital stock or other ownership interests of the Sandwich Subsidiaries and there are no agreements, understandings or commitments relating to the right of Sandwich to vote or to dispose of such capital stock or other ownership interests.

     4.4 Organization, Standing and Authority of Sandwich Subsidiaries. Each of the Sandwich Subsidiaries is a bank, corporation or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized. Each of the Sandwich Subsidiaries (i) has full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on Sandwich. The deposit accounts of Sandwich Bank are insured by the BIF or, in the case of certain deposits, the SAIF, to the maximum extent permitted by the FDIA, and by the Share Insurance Fund for amounts in excess of FDIC limits. Sandwich Bank has paid all deposit insurance premiums and assessments required by the FDIC and the Share Insurance Fund. Sandwich has heretofore delivered or made available to 1855 Bancorp true and complete copies of the Charter and Bylaws of Sandwich Bank as in effect as of the date hereof.

   4.5 Authorized and Effective Agreement.

      4.5.1 Sandwich has all requisite corporate power and authority to enter into this Agreement and the Sandwich Option Agreement and (subject to receipt of all necessary governmental approvals and the approval of

Sandwich's shareholders of this Agreement) to perform all of its obligations hereunder. The execution and delivery of this Agreement and the Sandwich Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Sandwich, except for the approval of this Agreement by Sandwich's shareholders. This Agreement and the Sandwich Option Agreement have been duly and validly executed and delivered by Sandwich and constitute the legal, valid and binding obligations of Sandwich, enforceable against Sandwich in accordance with their respective terms, subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

      4.5.2 Except as Previously Disclosed, neither the execution and delivery of this Agreement or the Sandwich Option Agreement, nor consummation of the transactions contemplated hereby or thereby, nor compliance by Sandwich with any of the provisions hereof or thereof (i) does or will conflict with or result in a breach of any provisions of the Articles of Organization or Bylaws of Sandwich or the equivalent documents of any Sandwich Subsidiary, (ii) violate, conflict with or result in a breach of any term, condition or provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of Sandwich or any Sandwich Subsidiary pursuant to, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Sandwich or any Sandwich Subsidiary is a party, or by which any of their respective properties or assets may be bound or affected, or (iii) subject to receipt of all required governmental and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to Sandwich or any Sandwich Subsidiary.

      4.5.3 Except for (i) the filing of applications and notices with, and the consents and approvals of, as applicable, the FRB, the FDIC, the Massachusetts Board, the MHPF, the Co-operative Central Bank and the Bank Commissioner, (ii) the filing of the Proxy Statement-Prospectus with the SEC, (iii) the approval of this Agreement by the requisite vote of the shareholders of Sandwich, (iv) the filing of Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts pursuant to the MBCL in connection with the Merger, and (v) review of the Merger by the DOJ under federal antitrust laws, and except for such filings, registrations, consents or approvals which are Previously Disclosed, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary on the part of Sandwich or Sandwich Bank in connection with the execution and delivery by Sandwich of this Agreement or the Sandwich Option Agreement and the consummation by Sandwich of the transactions contemplated hereby or thereby.

      4.5.4 As of the date hereof, neither Sandwich nor Sandwich Bank is aware of any reasons relating to Sandwich or Sandwich Bank (including without limitation Community Reinvestment Act compliance) why all consents and approvals shall not be procured from all regulatory agencies having jurisdiction over the transactions contemplated by this Agreement as shall be necessary for (i) consummation of the transactions contemplated by this Agreement and (ii) the continuation by 1855 Bancorp after the Effective Time of the business of each of 1855 Bancorp and Sandwich as such business is carried on immediately prior to the Effective Time, free of any conditions or requirements which, in the reasonable opinion of Sandwich, could have a Material Adverse Effect on 1855 Bancorp or Sandwich or materially impair the value of Sandwich and Sandwich Bank to 1855 Bancorp.

   4.6 Securities Documents and Regulatory Reports.

      4.6.1 Since January 1, 1993, Sandwich has timely filed with the SEC or the FDIC (as applicable) and the NASD all Securities Documents required by the Securities Laws and such Securities Documents complied in all material respects with the Securities Laws and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      4.6.2 Since January 1, 1993, each of Sandwich and Sandwich Bank has duly filed with the FRB, the Bank Commissioner, the FDIC and any other applicable federal or state banking authority, as the case may be, in correct form the reports required to be filed under applicable laws and regulations and such reports were in all material respects complete and accurate and in compliance with the requirements of applicable laws and regulations. Except as Previously Disclosed, in connection with the most recent examinations of Sandwich and Sandwich Bank by the FRB, the Bank Commissioner and the FDIC, neither Sandwich nor Sandwich Bank was required to correct or change any action, procedure or proceeding which Sandwich or Sandwich Bank believes has not been corrected or changed as required as of the date hereof in all material respects.

     4.7 Financial Statements.

      4.7.1 Sandwich has previously delivered or made available to 1855 Bancorp accurate and complete copies of the Sandwich Financial Statements, which are accompanied by the audit reports of KPMG Peat Marwick LLP, independent public accountants with respect to Sandwich. The Sandwich Financial Statements referred to herein, as well as the Sandwich Financial Statements to be delivered pursuant to Section 6.2 hereof, fairly present or will fairly present, as the case may be, the consolidated financial condition of Sandwich or Sandwich Bank, as the case may be, as of the respective dates set forth therein, and the consolidated results of operations, shareholders' equity and cash flows of Sandwich for the respective periods or as of the respective dates set forth therein.

      4.7.2 Each of the Sandwich Financial Statements referred to in Section
4.7.1 has been or will be, as the case may be, prepared in accordance with generally accepted accounting principles consistently applied during the periods involved, except as stated therein. The audits of Sandwich and the Sandwich Subsidiaries have been conducted in all material respects in accordance with generally accepted auditing standards. The books and records of Sandwich and the Sandwich Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of Sandwich and its Subsidiaries. The minute books of Sandwich and each of its Subsidiaries contain complete and accurate records of all meetings and other corporate actions authorized at such meetings held or taken since January 1, 1993 to date of its stockholders and Board of Directors.

      4.7.3 Except and to the extent (i) reflected, disclosed or provided for in the consolidated statement of financial condition of Sandwich as of December 31, 1997 (including related notes) and (ii) of liabilities incurred since December 31, 1997 in the ordinary course of business, neither Sandwich nor any Sandwich Subsidiary has any liabilities, whether absolute, accrued, contingent or otherwise, material to the financial condition, results of operations or business of Sandwich on a consolidated basis.

     4.8 Material Adverse Change. Since December 31, 1997 (i) Sandwich and its Subsidiaries have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement, and excluding the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on Sandwich.

   4.9 Environmental Matters. Except as Previously Disclosed:

      4.9.1 To the best of Sandwich's knowledge, Sandwich and its Subsidiaries are in material compliance with all Environmental Laws. Neither Sandwich nor any Sandwich Subsidiary has received any communication alleging that Sandwich or any Sandwich Subsidiary is not in such compliance and, to the best knowledge of Sandwich, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

      4.9.2 To the best of Sandwich's knowledge, none of the properties presently or formerly owned, leased or operated by Sandwich or a Sandwich Subsidiary, or in which Sandwich or any Sandwich Subsidiary has a lien or other security interest, has been or is in material violation of or materially liable under any Environmental Law.

      4.9.3 To the best of Sandwich's knowledge, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any material Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any material liability arising under any Environmental Law against Sandwich or a Sandwich Subsidiary or against any person or entity whose liability for any Environmental Claim Sandwich or a Sandwich Subsidiary has or may have retained or assumed either contractually or by operation of law.

      4.9.4 Sandwich has not conducted any environmental studies during the past five years with respect to any properties owned by it or a Sandwich Subsidiary as of the date hereof.

   4.10 Tax Matters.

      4.10.1 Sandwich and its Subsidiaries have timely filed all federal, state and local (and, if applicable, foreign) income, franchise, bank, excise, real property, personal property and other tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all material taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all material taxes for any subsequent periods ending on or prior to the Effective Time. Neither Sandwich nor a Sandwich Subsidiary will have any material liability for any such taxes in excess of the amounts so paid or reserves or accruals so established.


      4.10.2 All federal, state and local (and, if applicable, foreign) income, franchise, bank, excise, real property, personal property and other tax returns filed by Sandwich and its Subsidiaries are complete and accurate in all material respects. Neither Sandwich nor a Sandwich Subsidiary is delinquent in the payment of any tax, assessment or governmental charge or, except as Previously Disclosed, has requested any extension of time within which to file any tax returns in respect of any fiscal year or portion thereof which have not since been filed. Except as Previously Disclosed, the federal, state and local income tax returns of Sandwich and its Subsidiaries have been examined by the applicable tax authorities (or are closed to examination due to the expiration of the applicable statute of limitations) and no deficiencies for any tax, assessment or governmental charge have been proposed, asserted or assessed (tentatively or otherwise) against Sandwich or a Sandwich Subsidiary as a result of such examinations or otherwise which have not been settled and paid. There are currently no agreements in effect with respect to Sandwich or a Sandwich Subsidiary to extend the period of limitations for the assessment or collection of any tax. As of the date hereof, no audit, examination or deficiency or refund litigation with respect to such return is pending or, to the best of Sandwich's knowledge, threatened.


      4.10.3 Except as Previously Disclosed, neither Sandwich nor any Sandwich Subsidiary (i) is a party to any agreement providing for the allocation or sharing of taxes, (ii) is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by Sandwich or a Sandwich Subsidiary (nor does Sandwich have any knowledge that the Internal Revenue Service has proposed any such adjustment or change of accounting method) or (iii) has filed a consent pursuant to Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply.


     4.11 Legal Proceedings. Except as Previously Disclosed, there are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best knowledge of the senior officers and directors of Sandwich or any Sandwich Subsidiary, threatened against Sandwich or a Sandwich Subsidiary or against any asset, interest or right of Sandwich or a Sandwich Subsidiary, or against any officer, director or employee of any of them, and neither Sandwich nor a Sandwich Subsidiary is a party to any order, judgment or decree.


   4.12 Compliance with Laws.


      4.12.1 Each of Sandwich and the Sandwich Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently being conducted and the absence of which could reasonably be expected to have a Material Adverse Effect on Sandwich; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the best knowledge of Sandwich, no suspension or cancellation of any of the same is threatened.


      4.12.2 Neither Sandwich nor a Sandwich Subsidiary is in violation of its respective Articles of Organization, Charter or Bylaws, or of any applicable federal, state or local law or ordinance or any order, rule or regulation of any federal, state, local or other governmental agency or body (including, without limitation, all banking (including without limitation all regulatory capital requirements), securities, municipal securities, safety, health, environmental, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, license, regulation or demand of any governmental agency, any of which violations or defaults could reasonably be expected to have a Material Adverse Effect on Sandwich; and neither Sandwich nor a Sandwich Subsidiary has received any notice or communication from any federal, state or local governmental authority asserting that Sandwich or a Sandwich Subsidiary is in violation of any of the foregoing which could reasonably be expected to have a Material Adverse Effect on Sandwich. Neither Sandwich nor a Sandwich Subsidiary is currently subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all banks and holding companies thereof), and neither of them has received any written communication requesting that it enter into any of the foregoing. No regulatory agency has initiated any proceeding or, to the best knowledge of Sandwich, investigation into the business or operations of Sandwich or any of the Sandwich Subsidiaries since prior to December 31, 1992. Sandwich has not received any objection from any regulatory agency to Sandwich's response to any violation, criticism or exception with respect to any report or statement relating to any examinations of Sandwich or any of the Sandwich Subsidiaries.

     4.13 Certain Information. None of the information relating to Sandwich and its Subsidiaries supplied or to be supplied for inclusion or incorporation by reference in (i) the Conversion Prospectus will, at the time such prospectus is mailed to subscribers (and at the time the related Form S-1 and any amendments thereto become effective under the Securities Act), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement-Prospectus, as of the date(s) such Proxy Statement-Prospectus is mailed to shareholders of Sandwich (and at the time the related Form S-4 and any amendments thereto become effective under the Securities Act), and up to and including the date of the meeting of shareholders to which such Proxy Statement-Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date. The Proxy Statement-Prospectus mailed by Sandwich to its shareholders in connection with the meeting of shareholders at which this Agreement will be considered by such shareholders will comply as to form in all material respects with the Exchange Act and the rules and regulations promulgated thereunder.

   4.14 Employee Benefit Plans.

      4.14.1 Sandwich has Previously Disclosed all stock option, employee stock purchase and stock bonus plans, qualified pension or profit-sharing plans, any deferred compensation, consultant, bonus or group insurance contract or any other incentive, health and welfare or employee benefit plan or agreement maintained for the benefit of employees or former employees of Sandwich or any Sandwich Subsidiary (the "Sandwich Employee Plans"), whether written or oral, and Sandwich has previously furnished or made available to 1855 Bancorp accurate and complete copies of the same together with (i) the most recent actuarial and financial reports prepared with respect to any qualified plans,
(ii) the most recent annual reports filed with any governmental agency, and
(iii) all rulings and determination letters and any open requests for rulings or letters that pertain to any qualified plan.

      4.14.2 None of Sandwich, any Sandwich Subsidiary, any pension plan maintained by either of them and qualified under Section 401 of the Code or, to the best of Sandwich's knowledge, any fiduciary of such plan has incurred any material liability to the PBGC or the Internal Revenue Service with respect to any employees of Sandwich or a Sandwich Subsidiary. To the best of Sandwich's knowledge, no reportable event under Section 4043(b) of ERISA has occurred with respect to any such pension plan.

      4.14.3 Neither Sandwich nor any Sandwich Subsidiary participates in or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan (as such term is defined in ERISA).

      4.14.4 A favorable determination letter has been issued by the Internal Revenue Service with respect to each Sandwich Employee Plan which is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) (a "Sandwich Pension Plan") which is intended to qualify under Section 401 of the Code to the effect that such plan is qualified under Section 401 of the Code and the trust associated with such employee pension plan is tax exempt under
Section 501 of the Code. No such letter has been revoked or, to the best of Sandwich's knowledge, is threatened to be revoked and Sandwich does not know of any ground on which such revocation may be based. Neither Sandwich nor any Sandwich Subsidiary has any liability under any such plan that is not reflected on the consolidated statement of financial condition of Sandwich at December 31, 1997 included in the Sandwich Financial Statements, other than liabilities incurred in the ordinary course of business in connection therewith subsequent to the date thereof.

      4.14.5 To the best of Sandwich's knowledge, no prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code) has occurred with respect to any Sandwich Employee Plan which would result in the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code or otherwise have a Material Adverse Effect on Sandwich.

      4.14.6 Full payment has been made (or proper accruals have been established) of all contributions which are required for periods prior to the date hereof, and full payment will be so made (or proper accruals will be so established) of all contributions which are required for periods after the date hereof and prior to the Effective Time, under the terms of each Sandwich Employee Plan or ERISA; to the best of Sandwich's knowledge, no accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, exists with respect to any Sandwich Pension Plan, and there is no "unfunded current liability" (as defined in Section 412 of the Code) with respect to any Sandwich Pension Plan.

      4.14.7 To the best of Sandwich's knowledge, the Sandwich Employee Plans have been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder and all other applicable governmental laws and regulations.

      4.14.8 There are no pending or, to the best knowledge of Sandwich, threatened claims (other than routine claims for benefits) by, on behalf of or against any of the Sandwich Employee Plans or any trust related thereto or any fiduciary thereof.

      4.14.9 Neither Sandwich nor 1855 Bancorp will be required to make a Pension Payment as a result of the Merger. The term "Pension Payment" shall mean the amount, if any, for which Sandwich or its successor is or would be liable to the Co-operative Banks Employees Retirement Association in connection with the cessation of Sandwich's participation in said Association's pension plan and its complete withdrawal from said pension plan.

   4.15 Certain Contracts.

      4.15.1 Except as Previously Disclosed, neither Sandwich nor a Sandwich Subsidiary is a party to, is bound or affected by, receives, or is obligated to pay, benefits under

     (a) any agreement, arrangement or commitment, including without limitation any agreement, indenture or other instrument, relating to the borrowing of money by Sandwich or a Sandwich Subsidiary (other than in the case of Sandwich Bank deposits, FHLB advances, federal funds purchased and securities sold under agreements to repurchase in the ordinary course of business) or the guarantee by Sandwich or a Sandwich Subsidiary of any obligation, other than by Sandwich Bank in the ordinary course of its banking business,

     (b) any agreement or commitment relating to the employment of a consultant or the employment, election or retention in office of any present or former director, officer or employee of Sandwich or a Sandwich Subsidiary,

     (c) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer or employee of Sandwich or a Sandwich Subsidiary upon execution of this Agreement or upon or following consummation of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events);

     (d) any agreement, arrangement or understanding pursuant to which Sandwich or a Sandwich Subsidiary is obligated to indemnify any director, officer, employee or agent of Sandwich or a Sandwich Subsidiary;

     (e) any agreement, arrangement or understanding to which Sandwich or a Sandwich Subsidiary is a party or by which any of the same is bound which limits the freedom of Sandwich or a Sandwich Subsidiary to compete in any line of business or with any person,

     (f) any assistance agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order or condition of any regulatory order or decree with or by the Bank Commissioner, the FDIC, the FRB or any other regulatory agency,

     (g) any agreement (other than any agreement with a banking customer for the provision of banking services entered into by any Sandwich Subsidiary in the ordinary course of business) that involves a payment or series of payments of more than $50,000 in any one year from or to Sandwich or any Sandwich Subsidiary (unless such agreement is cancellable by Sandwich upon payment of a termination fee of not more than $40,000), or

     (h) any other agreement, arrangement or understanding which would be required to be filed as an exhibit to the Sandwich's Annual Report on Form 10-K under the Exchange Act and which has not been so filed.

      4.15.2 Neither Sandwich nor any Sandwich Subsidiary is in material default or non-compliance under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party or by which its assets, business or operations may be bound or affected, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a material default or non-compliance.

     4.16 Brokers and Finders. Except as Previously Disclosed, neither Sandwich nor any Sandwich Subsidiary nor any of their respective directors, officers or employees, has employed any broker or finder or incurred any liability for any broker or finder fees or commissions in connection with the transactions contemplated hereby.

     4.17 Insurance. Each of Sandwich and its Subsidiaries is insured for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured and has maintained all insurance required by applicable laws and regulations. Sandwich has Previously Disclosed all policies of insurance maintained by it or a Sandwich Subsidiary as of the date hereof and any claims thereunder in excess of $50,000 since January 1, 1995. Neither Sandwich nor any Sandwich Subsidiary has received any notice of termination of any such insurance coverage or material increase in the premiums therefor or has any reason to believe that any such insurance coverage will be terminated or the premiums therefor materially increased.

     4.18 Loan Portfolio. Sandwich has Previously Disclosed all of the loans in original principal amount in excess of $200,000 of Sandwich or any Sandwich Subsidiary that as of the date of this Agreement are classified by Sandwich or any Bank Regulator as "Special Mention", "Substandard", "Doubtful", "Loss" or "Classified," together with the aggregate principal amount of and accrued and unpaid interest on such all loans by category, it being understood that no representation is being made that the FDIC, the Bank Commissioner or any other Bank Regulator would agree with the loan classifications of Sandwich.

     4.19 Properties. All real and personal property owned by Sandwich or its Subsidiaries or presently used by any of them in its respective business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on the business of Sandwich and its Subsidiaries in the ordinary course of business consistent with their past practices. Sandwich has good and marketable title free and clear of all liens, encumbrances, charges, defaults or equities (other than equities of redemption under applicable foreclosure laws) to all of the material properties and assets, real and personal, reflected on the consolidated statement of financial condition of Sandwich as of December 31, 1997 included in the Sandwich Financial Statements or acquired after such date, except (i) liens for current taxes not yet due or payable (ii) pledges to secure deposits and other liens incurred in the ordinary course of its banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and
(iv) as reflected on the consolidated statement of financial condition of Sandwich as of December 31, 1997 included in the Sandwich Financial Statements. All real and personal property which is material to Sandwich's business on a consolidated basis and leased or licensed by Sandwich or a Sandwich Subsidiary is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and no such real property lease will terminate or lapse prior to the Effective Time.

     4.20 Labor. No work stoppage involving Sandwich or a Sandwich Subsidiary is pending or, to the best knowledge of Sandwich, threatened. Neither Sandwich nor a Sandwich Subsidiary is involved in, or threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding involving the employees of Sandwich or a Sandwich Subsidiary which could have a Material Adverse Effect on Sandwich. Employees of Sandwich and the Sandwich Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees, and to the best of Sandwich's knowledge, there have been no efforts to unionize or organize any employees of Sandwich or any of the Sandwich Subsidiaries during the past five years.

   4.21 Required Vote; Inapplicability of Antitakover Statutes.

      4.21.1 The affirmative vote of the holders of two thirds of the issued and outstanding shares of Sandwich Common Stock is necessary to approve this Agreement and the transactions contemplated hereby on behalf of Sandwich.

      4.21.2 Assuming the accuracy of the representation and warranty of 1855 Bancorp contained in Section 5.20 hereof, no "fair price," "moratorium," control share acquisition" or other form of antitakeover statute or regulation, including without limitation Chapters 110D and 110F of the MBCL, is applicable to this Agreement and the transactions contemplated hereby.

     4.22 Material Interests of Certain Persons. Except as Previously Disclosed, to the knowledge of Sandwich, no officer or director of Sandwich, or any "associate" (as such term is defined in Rule 14a-1 under the Exchange

Act) of any such officer or director, (i) has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Sandwich or any of the Sandwich Subsidiaries or (ii) is indebted to, or has the right under a line of credit to borrow from, Sandwich or any Sandwich Subsidiary in an amount exceeding $50,000.

     4.23 Certain Transactions. Since December 31, 1996, neither Sandwich nor any Sandwich Subsidiary has been a party to any material off-balance-sheet transactions involving interest rate and currency swaps, options and futures contracts, or any other similar derivative transactions, except as Previously Disclosed.

     4.24 Disclosures. None of the representations and warranties of Sandwich or any of the written information or documents furnished or to be furnished by Sandwich to 1855 Bancorp in connection with or pursuant to this Agreement or the consummation of the transactions contemplated hereby, when considered as a whole, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to be stated or necessary to make any such information or document, in light of the circumstances, not misleading.

     4.25 Standstill Agreements. Sandwich has Previously Disclosed, and has provided Compass with true and correct copies of, all standstill agreements (the "Standstill Agreements") it has entered into pursuant to which any other person has agreed (i) not to acquire for a period of time any assets or voting securities of Sandwich, (ii) not to announce or publicly propose any extraordinary transaction involving Sandwich or its assets or voting securities or (iii) not to make any solicitation of proxies involving Sandwich's voting securities. Except as Previously Disclosed, all of such Previously Disclosed Standstill Agreements remain in full force and effect as of the date hereof, such Standstill Agreements have not been amended or waived, Sandwich has not granted any consents thereunder, and, to Sandwich's knowledge, such Standstill Agreements are enforceable in accordance with their terms. To Sandwich's knowledge, no party (other than 1855 Bancorp and Compass Bank) to a Standstill Agreement with Sandwich owns, directly or indirectly, any shares of Sandwich Common Stock.

     4.26 Disclosure Schedule. The Sandwich Disclosure Schedule sets forth, among other things, disclosures with respect to or exceptions to Sandwich's representations and warranties in this Article IV. The mere inclusion of an exception in the Sandwich Disclosure Schedule shall not be deemed an admission by Sandwich that such exception represents a material fact, event or circumstance.

     4.27 Pooling of Interests. Sandwich knows of no reason relating to it why the Merger would not qualify as a "pooling of interests" for accounting purposes or a tax free reorganization under Section 368 of the Code. Except as Previously Disclosed, since January 1, 1996, neither Sandwich nor Sandwich Bank has (A) issued or permitted to be issued any shares of capital stock, or securities exercisable for or convertible into shares of capital stock, of Sandwich, Sandwich Bank or any Sandwich Subsidiaries, other than pursuant to and as required by the terms of any Sandwich Options that were issued and outstanding on such date; (B) repurchased, redeemed or otherwise acquired, directly or indirectly through one or more of its Subsidiaries, any shares of capital stock of Sandwich, Sandwich Bank or any Sandwich Subsidiary, other than open market purchases in the ordinary course by Sandwich's Employee Stock Ownership Plan and its Dividend Reinvestment Plan, none of which purchases would cause the Merger not to qualify as a pooling of interests; or (C) declared, set aside, made or paid to the stockholders of Sandwich or Sandwich Bank dividends or other distributions on the outstanding shares of capital stock of Sandwich or Sandwich Bank. For purposes of clause (B) above, Sandwich and Sandwich Bank shall be deemed to include any person that Sandwich or Sandwich Bank has caused to purchase such shares.

                                   ARTICLE V

                REPRESENTATIONS AND WARRANTIES OF 1855 BANCORP

   1855 Bancorp hereby represents and warrants to Sandwich as follows:

     5.1 Capital Structure. 1855 Bancorp has no capital stock issued and outstanding as of the date hereof. As of the Effective Time, 1855 Bancorp will have outstanding such number of shares of Common Stock as are issued and sold in the Conversion and will not have outstanding any other classes of capital stock. All shares of 1855 Bancorp Common Stock to be issued in exchange for Shares upon consummation of the Merger, when issued in accordance with this Agreement, will be, and the shares of 1855 Bancorp to be issued in connection with the Conversion will be duly authorized, validly issued, fully paid and nonassessable.

     5.2 Organization, Standing and Authority of 1855 Bancorp. 1855 Bancorp is a mutual holding company, and will be at the Effective Time a corporation, duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts with full corporate power and authority to own or lease all of its properties and assets and to carry on its business as now conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such licensing or qualification, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on 1855 Bancorp. 1855 Bancorp is duly registered as a bank holding company under the BHCA and the regulations of the FRB thereunder. 1855 Bancorp has heretofore delivered to Sandwich true and complete copies of the Articles of Organization and Bylaws of 1855 Bancorp as in effect as of the date hereof.


     5.3 Ownership of the 1855 Bancorp Subsidiaries. 1855 Bancorp has Previously Disclosed each direct or indirect 1855 Bancorp Subsidiary. The outstanding shares of capital stock of each 1855 Bancorp Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable and are directly or indirectly owned by 1855 Bancorp free and clear of all liens, claims, encumbrances, charges, pledges, restrictions or rights of third parties of any kind whatsoever. No Rights are authorized, issued or outstanding with respect to the capital stock or other ownership interests of any 1855 Bancorp Subsidiary and there are no agreements, understandings or commitments relating to the right of 1855 Bancorp to vote or to dispose of said shares or other ownership interests.


     5.4 Organization, Standing and Authority of the 1855 Bancorp Subsidiaries. Each of the 1855 Bancorp Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized. Each of the 1855 Bancorp Subsidiaries (i) has full power and authority to own or lease all of its properties and assets and to carry on its business as now conducted, and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on 1855 Bancorp. The deposit accounts of Compass Bank are insured by the BIF or, in the case of certain deposits, the SAIF, to the maximum extent permitted by the FDIA, and by the Depositors Insurance Fund for amounts in excess of FDIC limits. Compass Bank has paid all premiums and assessments required by the FDIC and the Depositors Insurance Fund.


   5.5 Authorized and Effective Agreement.


      5.5.1 1855 Bancorp has all requisite corporate power and authority to enter into this Agreement and (subject to receipt of all necessary governmental approvals and 1855 Bancorp's Corporators' approval of the Conversion) to perform all of its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of 1855 Bancorp and Compass Bank, except for the approval of the Conversion by 1855 Bancorp's Corporators and the approval of a specific plan of Conversion by 1855 Bancorp's Board of Trustees (the Board of Trustees has already approved the Conversion). This Agreement has been duly and validly executed and delivered by 1855 Bancorp and, assuming due authorization, execution and delivery by Sandwich, constitutes a legal, valid and binding obligation of 1855 Bancorp which is enforceable against 1855 Bancorp in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.


      5.5.2 Neither the execution and delivery of this Agreement, nor consummation of the transactions contemplated hereby (including the Conversion) nor compliance by 1855 Bancorp with any of the provisions hereof (i) does or will conflict with or result in a breach of any provisions of the Articles of Organization or Bylaws of 1855 Bancorp or the equivalent documents of any 1855 Bancorp Subsidiary, (ii) violate, conflict with or result in a breach of any term, condition or provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of 1855 Bancorp or any 1855 Bancorp Subsidiary pursuant to, any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which 1855 Bancorp or any 1855 Bancorp Subsidiary is a party, or by which any of their respective properties or assets may be bound or affected, or (iii) subject to receipt of all required governmental, corporator and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to 1855 Bancorp or any 1855 Bancorp Subsidiary.


      5.5.3 Except for (i) the filing of applications and notices with, and the consents and approvals of, as applicable, the FRB, the FDIC, the Massachusetts Board, the MHPF, the Depositors Insurance Fund, and the Bank

Commissioner, (ii) the filing and effectiveness of a Form S-1 Registration Statement with the SEC in connection with the Conversion, (iii) the filing and effectiveness of a Form S-4 Registration Statement with the SEC in connection with the Merger, (iii) compliance with applicable state securities or "blue sky" laws, (iv) the approval of the Conversion by the requisite vote of the Corporators of 1855 Bancorp, (v) the filing of Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts pursuant to the MBCL in connection with the Merger and (vi) review of the Merger by the DOJ under federal antitrust laws, and except for such filings, registrations, consents or approvals as are Previously Disclosed, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are necessary on the part of 1855 Bancorp or any 1855 Bancorp Subsidiary in connection with the execution and delivery by 1855 Bancorp of this Agreement and the consummation by 1855 Bancorp of the transactions contemplated hereby.

      5.5.4 As of the date hereof, 1855 Bancorp is not aware of any reasons relating to 1855 Bancorp or any of its Subsidiaries (including without limitation Community Reinvestment Act compliance) why all consents and approvals shall not be procured from all regulatory agencies having jurisdiction over the transactions contemplated by this Agreement as shall be necessary for (i) consummation of the transactions contemplated by this Agreement and (ii) the continuation by 1855 Bancorp after the Effective Time of the business of each of 1855 Bancorp and Sandwich as such business is carried on immediately prior to the Effective Time, free of any conditions or requirements which, in the reasonable opinion of 1855 Bancorp, could have a Material Adverse Effect on 1855 Bancorp or Sandwich or materially impair the value of Sandwich and Sandwich Bank to 1855 Bancorp.

   5.6 Regulatory Reports.


    5.6.1 1855 Bancorp is not currently required to file any Securities Documents with the SEC.


      5.6.2 Since January 1, 1993, each of 1855 Bancorp and Compass Bank has duly filed with the FRB, the FDIC, and the Bank Commissioner, as the case may be, in correct form the reports required to be filed under applicable laws and regulations and such reports were in all material respects complete and accurate and in compliance with the requirements of applicable laws and regulations. In connection with the most recent examinations of 1855 Bancorp and Compass Bank by the FRB, the FDIC or the Bank Commissioner, neither 1855 Bancorp nor Compass Bank was required to correct or change any action, procedure or proceeding which 1855 Bancorp or Compass Bank believes has not been corrected or changed as required as of the date hereof in all material respects.


   5.7 Financial Statements.


      5.7.1 1855 Bancorp has previously delivered or made available to Sandwich accurate and complete copies of the 1855 Bancorp Financial Statements which, in the case of the consolidated statements of financial condition of 1855 Bancorp as of October 31, 1997, 1996 and 1995, and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended October 31, 1997, 1996 and 1995 are accompanied by the audit reports of Arthur Andersen, independent public accountants with respect to 1855 Bancorp. The 1855 Bancorp Financial Statements referred to herein, as well as the 1855 Bancorp Financial Statements to be delivered pursuant to Section 7.2 hereof, fairly present or will fairly present, as the case may be, the consolidated financial condition of 1855 Bancorp as of the respective dates set forth therein, and the consolidated results of operations, shareholders' equity and cash flows of 1855 Bancorp for the respective periods or as of the respective dates set forth therein.


      5.7.2 Each of the 1855 Bancorp Financial Statements referred to in
Section 5.7.1 has been or will be, as the case may be, prepared in accordance with generally accepted accounting principles consistently applied during the periods involved, except as stated therein. The audits of 1855 Bancorp and the 1855 Bancorp Subsidiaries have been conducted in all material respects in accordance with generally accepted auditing standards. The books and records of 1855 Bancorp and the 1855 Bancorp Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements, and all such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of 1855 Bancorp and the 1855 Bancorp Subsidiaries. The minute books of 1855 Bancorp and each of its subsidiaries contain complete and accurate records of all meetings and other corporate actions authorized at such meetings held or taken since January 1, 1993 to date of its stockholders and Board of Directors.



      5.7.3 Except and to the extent (i) reflected, disclosed or provided for in the consolidated statement of financial condition of 1855 Bancorp as of October 31, 1997 (including related notes) and (ii) of liabilities incurred since October 31, 1997 in the ordinary course of business, neither 1855 Bancorp nor any 1855 Bancorp Subsidiary has any liabilities, whether absolute, accrued, contingent or otherwise, material to the financial condition, results of operations or business of 1855 Bancorp on a consolidated basis.


     5.8 Material Adverse Change. Since October 31, 1997, (i) 1855 Bancorp and its Subsidiaries have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement, and excluding the transactions contemplated hereby) and (ii) no event has occurred or circumstance arisen that, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on 1855 Bancorp.


   5.9 Environmental Matters. Except as Previously Disclosed:


      5.9.1 To the best of 1855 Bancorp's knowledge, 1855 Bancorp and the 1855 Bancorp Subsidiaries are in material compliance with all Environmental Laws. Neither 1855 Bancorp nor any 1855 Bancorp Subsidiary has received any communication alleging that 1855 Bancorp or any 1855 Bancorp Subsidiary is not in such compliance and, to the best knowledge of 1855 Bancorp, there are no present circumstances that would prevent or interfere with the continuation of such compliance.


      5.9.2 To the best of 1855 Bancorp's knowledge, none of the properties owned, leased or operated by 1855 Bancorp or the 1855 Bancorp Subsidiaries, or in which Sandwich or any Sandwich Subsidiary has a lien or other security interest, has been or is in violation of or liable under any Environmental Law.



      5.9.3 To the best of 1855 Bancorp's knowledge, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any material Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Law against 1855 Bancorp or any 1855 Bancorp Subsidiary or against any person or entity whose liability for any Environmental Claim 1855 Bancorp or any 1855 Bancorp Subsidiary has or may have retained or assumed either contractually or by operation of law.


     5.10 Tax Matters. 1855 Bancorp and the 1855 Bancorp Subsidiaries have timely filed all federal, state and local (and, if applicable, foreign) income, franchise, bank, excise, real property, personal property and other tax returns required by applicable law to be filed by them (including, without limitation, estimated tax returns, income tax returns, information returns and withholding and employment tax returns) and have paid, or where payment is not required to have been made, have set up an adequate reserve or accrual for the payment of, all material taxes required to be paid in respect of the periods covered by such returns and, as of the Effective Time, will have paid, or where payment is not required to have been made, will have set up an adequate reserve or accrual for the payment of, all material taxes for any subsequent periods ending on or prior to the Effective Time. Neither 1855 Bancorp nor any of the 1855 Bancorp Subsidiaries will have any material liability for any such taxes in excess of the amounts so paid or reserves or accruals so established. As of the date hereof, no audit, examination or deficiency or refund litigation with respect to any federal, state and local (and, if applicable, foreign) income, franchise, bank, excise, real property, personal property and other tax returns filed by 1855 Bancorp and the 1855 Bancorp Subsidiaries is pending or, to the best of 1855 Bancorp's knowledge, threatened.


     5.11 Legal Proceedings. Except as Previously Disclosed, there are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to the best knowledge of the senior officers and directors of 1855 Bancorp or any 1855 Subsidiary, threatened against 1855 Bancorp or any 1855 Bancorp Subsidiary or against any asset, interest or right of 1855 Bancorp or any 1855 Bancorp Subsidiary, or against any officer, director or employee of any of them, and neither 1855 Bancorp nor any 1855 Bancorp Subsidiary is a party to any order, judgment or decree.


   5.12 Compliance with Laws.


      5.12.1 Each of 1855 Bancorp and each of the 1855 Bancorp Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently being conducted and the absence of which could reasonably be expected to have a Material Adverse Effect on 1855 Bancorp; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect; and to the best knowledge of 1855 Bancorp, no suspension or cancellation of any of the same is threatened.

      5.12.2 Neither 1855 Bancorp nor any of the 1855 Bancorp Subsidiaries is in violation of its respective Articles of Organization, Charter or other chartering instrument or Bylaws, or of any applicable federal, state or local law or ordinance or any order, rule or regulation of any federal, state, local or other governmental agency or body (including, without limitation, all banking (including without limitation all regulatory capital requirements), securities, municipal securities, safety, health, environmental, zoning, anti-discrimination, antitrust, and wage and hour laws, ordinances, orders, rules and regulations), or in default with respect to any order, writ, injunction or decree of any court, or in default under any order, license, regulation or demand of any governmental agency, any of which violations or defaults could reasonably be expected to have a Material Adverse Effect on 1855 Bancorp; and neither 1855 Bancorp nor any 1855 Bancorp Subsidiary has received any notice or communication from any federal, state or local governmental authority asserting that 1855 Bancorp or any 1855 Bancorp Subsidiary is in violation of any of the foregoing which could reasonably be expected to have a Material Adverse Effect on 1855 Bancorp. Neither 1855 Bancorp nor any 1855 Bancorp Subsidiary is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all banks or holding companies thereof), and none of them has received any written communication requesting that it enter into any of the foregoing. No regulatory agency has initiated any proceeding or, to the best knowledge of 1855 Bancorp, investigation into the business or operations of 1855 Bancorp or any of the 1855 Bancorp Subsidiaries since prior to December 31, 1992. 1855 Bancorp has not received any objection from any regulatory agency to 1855 Bancorp's response to any violation, criticism or exception with respect to any report or statement relating to any examinations of 1855 Bancorp or any of the 1855 Bancorp Subsidiaries.


     5.13 Certain Information. None of the information relating to 1855 Bancorp and its Subsidiaries to be included or incorporated by reference in (i) the Conversion Prospectus will, at the time such prospectus is mailed to subscribers (and at the time the related Form S-1 and any amendments thereto become effective under the Securities Act), contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement-Prospectus, as of the date(s) such Proxy Statement-Prospectus is mailed to shareholders of Sandwich (and at the time the related Form S-4 and any amendments thereto become effective under the Securities Act), and up to and including the date of the meeting of shareholders to which such Proxy Statement-Prospectus relates, will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date.


   5.14 Employee Benefit Plans.


      5.14.1 1855 Bancorp has Previously Disclosed all stock option, employee stock purchase and stock bonus plans, qualified pension or profit-sharing plans, any deferred compensation, bonus or group insurance contract or any other incentive, health and welfare or employee benefit plan or agreement maintained for the benefit of employees or former employees of 1855 Bancorp or any 1855 Bancorp Subsidiary (the "1855 Bancorp Employee Plans"), whether written or oral.


      5.14.2 None of 1855 Bancorp, any 1855 Bancorp Subsidiary, any pension plan maintained by any of them and qualified under Section 401 of the Code or, to the best of 1855 Bancorp's knowledge, any fiduciary of such plan has incurred any material liability to the PBGC or the Internal Revenue Service with respect to any employees of 1855 Bancorp or any 1855 Bancorp Subsidiary. To the best of 1855 Bancorp's knowledge, no reportable event under Section 4043(b) of ERISA has occurred with respect to any such pension plan.


      5.14.3 Neither 1855 Bancorp nor any 1855 Bancorp Subsidiary participates in or has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from a multi-employer plan (as such term is defined in ERISA).


      5.14.4 A favorable determination letter has been issued by the Internal Revenue Service with respect to each 1855 Bancorp Employee Plan which is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) (an "1855 Bancorp Pension Plan") which is intended to qualify under Section 401 of the Code to the effect that such plan is qualified under Section 401 of the Code and the trust associated with such employee pension plan is tax exempt under
Section 501 of the Code. No such letter has been revoked or, to the best of 1855 Bancorp's knowledge, is threatened to be revoked and 1855 Bancorp does not know of any ground on which such revocation may be based. Neither 1855 Bancorp nor any 1855 Bancorp Subsidiary has any liability under any such plan that is not reflected on the consolidated statement of financial condition of 1855 Bancorp at October 31, 1997 included in the 1855 Bancorp Financial Statements, other than liabilities incurred in the ordinary course of business in connection therewith subsequent to the date thereof.

      5.14.5 To the best of 1855 Bancorp's knowledge, no prohibited transaction (which shall mean any transaction prohibited by Section 406 of ERISA and not exempt under Section 408 of ERISA or Section 4975 of the Code) has occurred with respect to any 1855 Bancorp Employee Plan which would result in the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code or otherwise have a Material Adverse Effect on 1855 Bancorp.

      5.14.6 Full payment has been made (or proper accruals have been established) of all contributions which are required for periods prior to the date hereof, and full payment will be so made (or proper accruals will be so established) of all contributions which are required for periods after the date hereof and prior to the Effective Time, under the terms of each 1855 Bancorp Employee Plan or ERISA; to the best of 1855 Bancorp's knowledge, no accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, exists with respect to any 1855 Bancorp Pension Plan, and there is no "unfunded current liability" (as defined in Section 412 of the Code) with respect to any 1855 Bancorp Pension Plan.

      5.14.7 To the best of 1855 Bancorp's knowledge, 1855 Bancorp Employee Plans have been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder and all other applicable governmental laws and regulations.

      5.14.8 There are no pending or, to the best knowledge of 1855 Bancorp, threatened claims (other than routine claims for benefits) by, on behalf of or against any of the 1855 Bancorp Employee Plans or any trust related thereto or any fiduciary thereof.

     5.15 Certain Contracts. Neither 1855 Bancorp nor any 1855 Bancorp Subsidiary is in material default or in non-compliance under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party or by which its assets, business or operations may be bound or affected, whether entered into in the ordinary course of business or otherwise and whether written or oral, and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default or non-compliance.

     5.16 Brokers and Finders. Except as Previously Disclosed, neither 1855 Bancorp nor any 1855 Bancorp Subsidiary, nor any of their respective directors, officers or employees, has employed any broker or finder or incurred any liability for any broker or finder fees or commissions in connection with the transactions contemplated hereby.

     5.17 Insurance. 1855 Bancorp and each 1855 Bancorp Subsidiary is insured for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured and has maintained all insurance required by applicable laws and regulations.

     5.18 Properties. All real and personal property owned by 1855 Bancorp or any 1855 Bancorp Subsidiary or presently used by any of them in its respective business is in an adequate condition (ordinary wear and tear excepted) and is sufficient to carry on its business in the ordinary course of business consistent with their past practices. 1855 Bancorp has good and marketable title free and clear of all liens, encumbrances, charges, defaults or equities (other than equities of redemption under applicable foreclosure laws) to all of the material properties and assets, real and personal, reflected on the consolidated statement of financial condition of 1855 Bancorp as of October 31, 1997 included in the 1855 Bancorp Financial Statements or acquired after such date, except (i) liens for current taxes not yet due or payable (ii) pledges to secure deposits and other liens incurred in the ordinary course of its banking business, (iii) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent and (iv) as reflected on the consolidated statement of financial condition of 1855 Bancorp as of October 31, 1997 included in the 1855 Bancorp Financial Statements. All real and personal property which is material to 1855 Bancorp's business on a consolidated basis and leased or licensed by 1855 Bancorp or an 1855 Bancorp Subsidiary is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms and no such real property lease will terminate or lapse prior to the Effective Time.

     5.19 Labor. No work stoppage involving 1855 Bancorp or any 1855 Bancorp Subsidiary is pending or, to the best knowledge of 1855 Bancorp, threatened. Neither 1855 Bancorp nor any 1855 Bancorp Subsidiary is involved in, or threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding involving its employees which could have a Material Adverse Effect on 1855 Bancorp. Employees of 1855 Bancorp and the 1855 Bancorp Subsidiaries are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees, and to the best of 1855 Bancorp's knowledge, there have been no efforts to unionize or organize any employees of 1855 Bancorp or any 1855 Bancorp Subsidiary during the past five years.


     5.20 Ownership of Sandwich Common Stock. As of the date hereof, neither 1855 Bancorp nor, to its best knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act), (i) beneficially own, directly or indirectly, or (ii) are parties to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, shares of Sandwich Common Stock which in the aggregate represent 5% or more of the outstanding shares of Sandwich Common Stock (other than shares held in a fiduciary capacity and beneficially owned by third parties, shares taken in consideration of debts previously contracted or in the case of 1855 Bancorp shares which may be acquired pursuant to the Sandwich Option Agreement).


     5.21 Certain Transactions. Since December 31, 1996, neither 1855 Bancorp nor any 1855 Bancorp Subsidiary has been a party to any material off-balance-sheet transactions involving interest rate and currency swaps, options and futures contracts, or any other similar derivative transactions, except as Previously Disclosed.


     5.22 Disclosures. None of the representations and warranties of 1855 Bancorp or any of the written information or documents furnished or to be furnished by 1855 Bancorp to Sandwich in connection with or pursuant to this Agreement or the consummation of the transactions contemplated hereby, when considered as a whole, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact required to be stated or necessary to make any such information or document, in light of the circumstances, not misleading.


     5.23 Disclosure Schedule. The 1855 Bancorp Disclosure Schedule sets forth, among other things, disclosures with respect to or exceptions to 1855 Bancorp's representations and warranties in this Article V. The mere inclusion of an exception in the 1855 Bancorp Disclosure Schedule shall not be deemed an admission by 1855 Bancorp that such exception represents a material fact, event or circumstance.


     5.24 Pooling of Interests. Neither 1855 Bancorp nor Compass Bank knows of any reason relating to it why the Merger would not qualify as a "pooling of interests" for accounting purposes or a tax free reorganization under Section 368 of the Code.


     5.25 Merger Sub. Upon its formation, Merger Sub will be a corporation, duly organized, validly existing and in good standing under the laws of Massachusetts, all of the outstanding capital stock of which is, or will be prior to the Effective Time, owned directly or indirectly by 1855 Bancorp free and clear of any lien, charge or other encumbrance. From and after its incorporation, Merger Sub has not and will not engage in any activities other than in connection with or as contemplated by this Agreement.


      5.25.1 Merger Sub has, or will have prior to the Effective Time, all corporate power and authority to consummate the transactions contemplated hereunder and carry out all of its obligations with respect to such transactions. The consummation of the transactions contemplated hereby has been, or will have been prior to the Closing, duly and validly authorized by all necessary corporate action in respect thereof on the part of Merger Sub.


                                  ARTICLE VI

                             COVENANTS OF SANDWICH


   6.1 Conduct of Business.


      6.1.1 Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of 1855 Bancorp, Sandwich will operate its business, and it will cause each of the Sandwich Subsidiaries to operate its business, only in the usual, regular and ordinary course of business; use reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and take no action which would (i) materially adversely affect the ability of 1855 Bancorp or Sandwich to obtain any necessary approvals of governmental authorities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or (ii) materially adversely affect its ability to perform its covenants and agreements under this Agreement.

      6.1.2 Negative Covenants. Sandwich agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement, or consented to by 1855 Bancorp in writing (which consent shall not be unreasonably withheld), Sandwich will not, and will cause each of the Sandwich Subsidiaries not to:

   (a) change or waive any provision of its Charter or By-laws;

     (b) change the number of shares of its authorized or issued capital stock (except for the issuance of Sandwich Common Stock pursuant to the Sandwich Option Agreement or upon the exercise of outstanding Sandwich Options under the Sandwich Stock Option Plans, as contemplated by Section 4.1 hereof);

     (c) issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to the authorized or issued capital stock of Sandwich or any of the Sandwich Subsidiaries, or any securities convertible into shares of such stock; except that (i) Sandwich may issue shares of Sandwich Common Stock or permit treasury shares to become outstanding to satisfy presently outstanding options under and in accordance with the terms of the Sandwich Stock Option Plans and
   (ii) Sandwich may issue shares of Sandwich Common Stock to 1855 Bancorp in accordance with the terms of the Sandwich Option Agreement;

     (d) effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem, repurchase or otherwise acquire any shares of its capital stock;

     (e) declare or pay any dividends or other distributions with respect to its capital stock except for a quarterly cash dividend not in excess of $0.35 per share, declared and paid in accordance with applicable law, regulation and contractual and regulatory commitments and for dividends paid by any Sandwich Subsidiary to Sandwich;

     (f) enter into, amend in any material respect or terminate any contract or agreement (including without limitation any settlement agreement with respect to litigation) except in the ordinary course of business consistent with past practice; provided, however, that Sandwich shall have the right, on or before the Effective Time, to amend (i) its Supplemental Retirement Plans to nullify section 10.01(b) thereof, (ii) its defined benefit Pension Plan to ensure that any excess funding projected as of the Effective Time inures solely to the benefit of Sandwich's employees who are plan participants (but only to the extent that 1855 Bancorp receives confirmation from CBERA, or otherwise receives confirmation, in each case reasonably satisfactory to it, that such amendment will not result in any liability, contingent or otherwise, to 1855 Bancorp or its Subsidiaries), and (iii) each employment agreement to permit the employee who is party to the agreement to elect, more than 90 days before the Effective Time, to receive severance benefits in designated annual installments over a future period of up to two years after the Effective Time, with interest accruing at the prevailing one-year constant maturity treasury rate;

     (g) amend (either orally or in writing), terminate, waive or provide consent under any Standstill Agreement in a manner that permits any party thereto to purchase any Sandwich Common Stock, or, except as the fiduciary duties of the Sandwich Board of Directors require and after giving prior written notice to 1855 Bancorp, otherwise amend (either orally or in writing), terminate, waive or provide consent under any Standstill Agreement;

     (h) except in the ordinary course of business consistent with past practice, incur any material liabilities or material obligations, whether directly or by way of guaranty, including any obligation for borrowed money whether or not evidenced by a note, bond, debenture or similar instrument (other than FHLB advances not exceeding 110% of the December 31, 1997 level), or acquire any equity, debt, or other investment securities;

     (i) make any capital expenditures in excess of $25,000 individually or $100,000 in the aggregate, other than pursuant to Previously Disclosed binding commitments existing on the date hereof;

     (j) make or commit to make any commercial or commercial real estate loan or loans to one borrower (including such borrower's related interests) in an aggregate principal balance (or with an aggregate commitment) of $1,000,000 or more;

     (k) grant any increase in rates of compensation to its employees, except merit increases in accordance with past practices and general increases to employees as a class in accordance with past practice or as required by law; grant any increase in rates of compensation to, or pay or agree to pay any bonus or severance to, or provide any other new employee benefit or incentive to its directors or to its officers who are currently covered by employment or severance agreements with Sandwich except for nondiscretionary payments required by such agreements and except for increases in officer compensation rates by no more than 4.5% on an aggregate basis; enter into any employment, severance or similar agreements or arrangements with any director or employee; adopt or amend in any material respect or terminate any employee benefit plan, pension plan or incentive plan except as required by law or the terms of such plan or as provided in Section 6.1.2, or permit the vesting of any material amount of benefits under any such plan other than pursuant to the provisions thereof as in effect on the date of this Agreement; or make any contributions to Sandwich's deferred compensation plans, supplemental executive retirement plans, grantor trust, defined benefit Pension Plan or 401(k) Plan not in the ordinary course of business consistent with past practice; or make any contributions to Sandwich's Employee Stock Ownership Plan, other than contributions, based on Sandwich's accrual levels in effect for 1998 on the date of this Agreement, for the period ending on the Effective Time; or make any cash bonus payments pursuant to Sandwich's Management Incentive Compensation Plan, other than (i) accrued but unpaid amounts from March through December 1997 and amounts to be accrued in January and February 1998 equal to $24,167 per month, and (ii) the budgeted amount accruing from March 1, 1998 through the earlier to occur of December 31, 1998 or the Effective Time (it being understood that the monthly budgeted amount is equal to $24,167 and that such amount will be paid prior to the Effective Time to then-current employees of Sandwich or any Subsidiary); or make any contributions to Sandwich's Grantor Trust other than nondiscretionary contributions required by the terms of the applicable Benefit Plan;

     (l) make application for the opening or closing of any, or open or close any, branch or automated banking facility;

     (m) make any equity investment or commitment to make such an investment in real estate or in any real estate development project, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with customary banking practices;

     (n) except as the fiduciary duties of the Board of Directors otherwise requires (as determined in good faith upon the advice of legal counsel), merge into, consolidate with, affiliate with, or be purchased or acquired by, any other Person, or permit any other to be merged, consolidated or affiliated with it or be purchased or acquired by it, or, except to realize upon collateral in the ordinary course of its business, acquire a significant portion of the assets of any other Person, or sell a significant portion of its assets;

     (o) make any material change in its accounting methods or practices, except changes as may be required by GAAP or by regulatory requirements;

     (p) enter into any off-balance sheet transaction involving interest rate and currency swaps, options and futures contracts, or any other similar derivative transactions;

     (q) knowingly take any action that would result in the representations and warranties of Sandwich contained in this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date;

     (r) take or cause to be taken any action which would disqualify the Merger as a "pooling of interests" for accounting purposes or a tax free reorganization under Section 368 of the Code, including, without limitation, cashing out or accelerating any Sandwich Options, except for automatic acceleration in accordance with the terms of such Sandwich Options; or

     (s) agree to do any of the foregoing.

     6.2 Current Information. During the period from the date of this Agreement to the Effective Time, Sandwich will cause one or more of its representatives to confer with representatives of 1855 Bancorp and report the general status of its ongoing operations at such times as 1855 Bancorp may reasonably request. Sandwich will promptly notify 1855 Bancorp of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Sandwich. Sandwich will also provide 1855 Bancorp such information with respect to such events as 1855 Bancorp may reasonably request from time to time. As soon as reasonably available, but in no event more than 45 days after the end of each calendar quarter ending after the date of this Agreement (other than the last quarter of each fiscal year ending December
31), the Sandwich will deliver to 1855 Bancorp its quarterly report on Form 10-Q under the Exchange Act, and, as soon as reasonably available, but in no event more than 90 days after the end of each fiscal year, Sandwich will deliver to 1855 Bancorp its Annual Report on Form 10-K. Within 25 days after the end of each month, Sandwich will deliver to 1855 Bancorp a consolidated balance sheet and a consolidated statement of operations, without related notes, for such month.


     6.3 Access to Properties and Records. Sandwich shall permit 1855 Bancorp reasonable access upon reasonable notice to its properties and those of the Sandwich Subsidiaries, and shall disclose and make available to 1855 Bancorp during normal business hours all of its books, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, by-laws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which 1855 Bancorp may have a reasonable interest; provided, however, that Sandwich shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel. Sandwich shall provide and shall request its auditors to provide 1855 Bancorp with such historical financial information regarding it (and related audit reports and consents) as 1855 Bancorp may reasonably request for securities disclosure purposes.


   6.4 Financial and Other Statements.


      6.4.1 Promptly upon receipt thereof, Sandwich will furnish to 1855 Bancorp copies of each annual, interim or special audit of the books of Sandwich and the Sandwich Subsidiaries made by its independent accountants and copies of all internal control reports submitted to Sandwich by such accountants in connection with each annual, interim or special audit of the books of Sandwich and the Sandwich Subsidiaries made by such accountants.


      6.4.2 As soon as practicable, Sandwich will furnish to 1855 Bancorp copies of all such financial statements and reports as it or any Subsidiary shall send to its stockholders, the SEC, the Bank Commissioner, the FDIC or any other regulatory authority, except as legally prohibited thereby.


      6.4.3 Sandwich will advise 1855 Bancorp promptly of the receipt of any examination report of any federal or state regulatory or examination authority with respect to the condition or activities of Sandwich or any of the Sandwich Subsidiaries.


      6.4.4 With reasonable promptness, Sandwich will furnish to 1855 Bancorp such additional financial data as 1855 Bancorp may reasonably request, including without limitation, detailed monthly financial statements and loan reports.


     6.5 Disclosure Supplements. From time to time prior to the Effective Time, Sandwich will promptly supplement or amend the Disclosure Schedules delivered in connection herewith pursuant to Article IV with respect to any material matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.


     6.6 Consents and Approvals of Third Parties. Sandwich shall use all reasonable efforts to obtain as soon as practicable all consents and approvals of any other Persons necessary or desirable for the consummation of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Sandwich shall utilize the services of a professional proxy soliciting firm to help obtain the shareholder vote required to be obtained by it hereunder.


     6.7 All Reasonable Efforts. Subject to the terms and conditions herein provided, Sandwich agrees to use all reasonable efforts to take, or cause to be taken, all corporate or other action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Sandwich agrees to take all such actions as 1855 Bancorp may reasonably request in order to enforce its rights under, and hereby grants 1855 Bancorp the irrevocable right and authority to act as Sandwich's agent for purposes of enforcing its rights under, all Standstill Agreements to the extent that any other party to any Standstill Agreement purchases or attempts to purchase any shares of Sandwich Common Stock in violation thereof.

     6.8 Failure to Fulfill Conditions. In the event that Sandwich determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify 1855 Bancorp.

     6.9 No Solicitation. Unless and until this Agreement shall have been properly terminated by either party pursuant to Section 11.1 hereof, neither Sandwich nor any of its subsidiaries shall (and Sandwich and Sandwich Bank shall use all commercially reasonable efforts to cause its representatives, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, initiate or participate in any discussions or negotiations with, or, provide any information to, any corporation, partnership, person or other entity or group (other than 1855 Bancorp and its affiliates or Representatives) concerning any merger, tender offer, sale of substantial assets, sale of shares of capital stock or debt securities or similar transaction involving Sandwich or Sandwich Bank (an "Acquisition Transaction"); provided, however that Sandwich and its representatives shall be permitted to participate in discussions or negotiations with, or provide information to, any other corporation, partnership, person or other entity or group with respect to an Acquisition Transaction if the Board of Directors of Sandwich determines (in good faith upon the advice of outside counsel) that their fiduciary duties require them to do so. Notwithstanding the foregoing, nothing contained in this Section 6.9 shall prohibit Sandwich or its Board of Directors from taking and disclosing to Sandwich's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to Sandwich's stockholders which, in the judgment of the Board of Directors (upon the advice of counsel), may be required under applicable law or is necessary in order to comply with its fiduciary obligations. Sandwich will immediately communicate to 1855 Bancorp the terms of any proposal, discussion, negotiation or inquiry relating to an Acquisition Transaction and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction (which shall mean that any such communication shall be delivered no less promptly than by telephone within 24 hours of Sandwich's receipt of any such proposal or inquiry) or its receipt of any request for information from the FRB, the DOJ, or any other governmental agency or authority with respect to a proposed Acquisition Transaction. Sandwich shall continue to consult with 1855 Bancorp after receipt of such proposal or commencement of such discussion or negotiation relating to an Acquisition Transaction, and will not take any action with respect to such proposed Acquisition Transaction except after reasonable consultation with 1855 Bancorp.

     6.10 Cease Negotiations. Sandwich hereby agrees to cease all pending discussions or negotiations with other interested persons relating to a possible merger with or acquisition of Sandwich, and to instruct all such persons to immediately return to Sandwich all copies of the evaluation materials provided to such persons by Sandwich, without retaining any copy thereof, and to destroy any notes such persons or their representatives may have prepared relating to a possible combination with Sandwich, as required by the terms of the Standstill Agreements between such parties and Sandwich; provided, however, that the foregoing shall not be deemed to prevent Sandwich from acting in the future in the manner permitted by Section 6.9.


                                  ARTICLE VII

                           COVENANTS OF 1855 BANCORP

     7.1 Conduct of Business. During the period from the date of this Agreement to the Effective Time, except with the written consent of Sandwich and except as provided below, 1855 Bancorp will take no action which would (i) materially adversely affect the ability of 1855 Bancorp or Sandwich to obtain any necessary approvals of governmental authorities required for the transactions contemplated hereby or materially increase the period of time necessary to obtain such approvals, or (ii) materially adversely affect its ability to perform its covenants and agreements under this Agreement, (iii) disqualify the Merger as a "pooling of interests" for accounting purposes or a tax free reorganization under Section 368 of the Code; or (iv) result in the representations and warranties of 1855 Bancorp contained in this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date; provided that nothing herein contained shall preclude 1855 Bancorp from exercising its rights under the Sandwich Option Agreement or taking any action Previously Disclosed, and provided further, that nothing herein shall preclude 1855 Bancorp from electing to convert its charter to a federal mutual holding company charter, subject to applicable law and regulation.

     7.2 Current Information. During the period from the date of this Agreement to the Effective Time, 1855 Bancorp will cause one or more of its representatives to confer with representatives of Sandwich and report the general status of its ongoing operations at such times as Sandwich may reasonably request. 1855 Bancorp will promptly notify Sandwich of any material change in the normal course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving 1855 Bancorp. 1855 Bancorp will also provide Sandwich such information with respect to such events as Sandwich may reasonably request from time to time. As soon as reasonably available, but in no event more than 45 days after the end of each calendar quarter ending after the date of this Agreement (other than the last quarter of each fiscal year ending October 31), the 1855 Bancorp will deliver to Sandwich a consolidated balance sheet and a consolidated statement of operations, without related notes, for such quarter prepared in accordance with generally accepted accounting principles, and within 25 days after the end of each month, 1855 Bancorp will deliver to Sandwich a consolidated balance sheet and a consolidated statement of operations, without related notes, for such month prepared in accordance with generally accepted accounting principles.

     7.3 Access to Properties and Records. 1855 Bancorp shall permit Sandwich reasonable access upon reasonable notice to its properties and those of its subsidiaries, and shall disclose and make available to Sandwich during normal business hours all of its books, papers and records relating to the assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors' and stockholders' meetings, organizational documents, by-laws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which Sandwich may have a reasonable interest; provided, however, that 1855 Bancorp shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate or prejudice the rights or business interests or confidences of any customer or other person or would result in the waiver by it of the privilege protecting communications between it and any of its counsel.

   7.4 Financial and Other Statements.

      7.4.1 Promptly upon receipt thereof, 1855 Bancorp will furnish to Sandwich copies of each annual, interim or special audit of the books of 1855 Bancorp and its subsidiaries made by its independent accountants and copies of all internal control reports submitted to 1855 Bancorp by such accountants in connection with each annual, interim or special audit of the books of 1855 Bancorp and its subsidiaries made by such accountants.

      7.4.2 As soon as practicable, 1855 Bancorp will furnish to Sandwich copies of all such financial statements and reports as it or any Subsidiary shall send to the Bank Commissioner, the FDIC, the FRB or any other regulatory authority, except as legally prohibited thereby.

      7.4.3 1855 Bancorp will advise Sandwich promptly of the receipt of any examination report of any federal or state regulatory or examination authority with respect to the condition or activities of 1855 Bancorp or any of its subsidiaries.

      7.4.4 With reasonable promptness, 1855 Bancorp will furnish to Sandwich such additional financial data as Sandwich may reasonably request, including without limitation, detailed monthly financial statements and loan reports.

     7.5 Disclosure Supplements. From time to time prior to the Effective Time, 1855 Bancorp will promptly supplement or amend the Disclosure Schedules delivered in connection herewith pursuant to Article V with respect to any material matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Schedules shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

     7.6 Consents and Approvals of Third Parties. 1855 Bancorp shall use all reasonable efforts to obtain as soon as practicable all consents and approvals of any other Persons necessary or desirable for the consummation of the transactions contemplated by this Agreement, including, without limitation, the approval of its Corporators of the Conversion.

     7.7 All Reasonable Efforts. Subject to the terms and conditions herein provided, 1855 Bancorp agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.

     7.8 Failure to Fulfill Conditions. In the event that 1855 Bancorp determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Sandwich.


   7.9 Employee Benefits.


      7.9.1 All employees of Sandwich and its Subsidiaries as of the Effective Time shall become employees of 1855 Bancorp or an 1855 Bancorp Subsidiary as of the Effective Time. Nothing in this Agreement shall give any employee of Sandwich or its Subsidiaries a right to continuing employment with 1855 Bancorp or any Subsidiary thereof after the Effective Time. Any employee of Sandwich or any Sandwich Subsidiary whose employment with 1855 Bancorp or any 1855 Bancorp Subsidiary is terminated by 1855 Bancorp within one year after the Effective Time shall be entitled to receive (i) a lump-sum severance benefit in an amount equal to two-weeks' pay for each year of employment (with partial years of service included in the calculation on a pro-rated basis), up to a maximum of 26 weeks' pay, and (ii) continuation of health benefits, on the same terms and conditions applicable to 1855 Bancorp's active employees, for the same number of weeks factored into the calculation of severance payments, and thereafter COBRA benefits for an additional period of time determined as though the Sandwich employee terminates employment upon expiration of the period covered by said continued health benefits.


      7.9.2 As soon as practicable after the Effective Time, 1855 Bancorp shall provide or cause to be provided to all employees of Sandwich and any Sandwich Subsidiary who remain employed by 1855 Bancorp or any 1855 Bancorp Subsidiary after the Effective Time with employee benefits which, in the aggregate, are no less favorable than those generally afforded to other employees of 1855 Bancorp or the 1855 Bancorp Subsidiaries holding similar positions, subject to the terms and conditions under which those employee benefits are made available to such employees, provided, however, that (i) for purposes of determining eligibility for and vesting of such employee benefits only (and not for pension benefit accrual purposes), service with Sandwich or any Sandwich Subsidiary prior to the Effective Time shall be treated as service with an "employer" as if such persons had been employees of 1855 Bancorp, to the extent permissible under the terms of 1855 Bancorp's Employee Plans, (ii) this Section 7.9 shall not be construed to limit the ability of 1855 Bancorp and its Subsidiaries to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes as they deem appropriate, and (iii) 1855 Bancorp or a Subsidiary shall continue to provide post-retirement medical benefits to former employees of Sandwich who as of the Effective Time are receiving post-retirement medical benefits in accordance with Sandwich's Previously Disclosed retiree health care Plans I, II, and III,
(iv) 1855 Bancorp shall honor any and all vacation leave (but not sick leave) accrued by Sandwich's employees, except to the extent of any duplication of benefits, and (v) no preexisting condition exclusion that is currently inapplicable to a Sandwich employee and/or the employee's covered dependents shall affect their rights to health benefits or coverage under 1855 Bancorp's plans, to the extent permissible under such plans.


      7.9.3 Sandwich has Previously Disclosed to 1855 Bancorp certain employment and change of control agreements, deferred compensation plans, Grantor Trust Agreement, Supplemental Retirement Plans and Split Dollar Insurance Agreements (collectively, "Benefit Agreements") and the Sandwich Employee Stock Ownership Plan (the "ESOP"). Following the Effective Time, 1855 Bancorp shall honor or cause its Subsidiaries to honor in accordance with their terms all such Previously Disclosed Benefit Agreements and the ESOP and assume or cause its Subsidiaries to assume all duties, liabilities and obligations under such agreements and arrangements. 1855 Bancorp agrees that (i) the consummation of the transactions contemplated hereby constitutes a "Change in Control" as defined in the Benefit Agreements, and (ii) each of Sandwich's officers who is party to an employment agreement with Sandwich will be deemed to have suffered a material change in their responsibilities and supervision as of the Effective Time, it being understood that the President of Sandwich shall terminate employment as of the Effective Time and receive payments under
Section 11(a) of his Employment at such time.


   7.10 Directors and Officers Indemnification and Insurance.


      7.10.1 1855 Bancorp shall maintain, or shall cause Compass Bank to maintain, in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by Sandwich (provided, that 1855 Bancorp may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall 1855 Bancorp be required to expend pursuant to this Section 7.10.1 more than $60,000 in the aggregate. In connection with the foregoing, Sandwich agrees to provide such insurer or substitute insurer with such representations as such insurer may request with respect to the reporting of any prior claims.

      7.10.2 From and after the Effective Time, 1855 Bancorp shall, or shall cause Compass Bank to, indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer or director of Sandwich or the Sandwich Subsidiaries or any of their respective subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorney's fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of 1855 Bancorp, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each a "Claim"), in which an Indemnified Party is, or is threatened to be made, a party or witness in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of Sandwich or any of its subsidiaries if such Claim pertains to any matter of fact arising, existing or occurring before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or at or after, the Effective Time (the "Indemnified Liabilities"), to the fullest extent permitted under applicable state or federal law in effect as of the date hereof or as amended applicable to a time before the Effective Time and under Sandwich's and Sandwich Bank's Articles of Organization or Charter and By-Laws. 1855 Bancorp shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by applicable state or federal law in effect as of the date hereof or as amended applicable to a time before the Effective Time upon receipt of an undertaking to repay such advance payments if he shall be adjudicated or determined to be not entitled to indemnification in the manner set forth below. Any Indemnified Party wishing to claim indemnification under this Section 7.10.2 upon learning of any Claim, shall notify 1855 Bancorp (but the failure so to notify 1855 Bancorp shall not relieve it from any liability which it may have under this Section 7.10.2, except to the extent such failure materially prejudices 1855 Bancorp) and shall deliver to 1855 Bancorp the undertaking referred to in the previous sentence. In the event of any such Claim (whether arising before or after the Effective Time) (1) 1855 Bancorp shall have the right to assume the defense thereof (in which event the Indemnified Parties will cooperate in the defense of any such matter) and upon such assumption 1855 Bancorp shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if 1855 Bancorp elects not to assume such defense, or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are or may be (whether or not any have yet actually arisen) issues which raise conflicts of interest between 1855 Bancorp and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and 1855 Bancorp shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) 1855 Bancorp shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties whose reasonable fees and expenses shall be paid promptly as statements are received, (3) 1855 Bancorp shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld) and (4) no Indemnified Party shall be entitled to indemnification hereunder with respect to a matter as to which (x) he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of Sandwich or any Subsidiary, or (y) in the event that a proceeding is compromised or settled so as to impose any liability or obligation upon an Indemnified Party, if there is a determination that with respect to said matter said Indemnified Party did not act in good faith in the reasonable belief that his action was in the best interests of Sandwich or any Subsidiary. The determination shall be made by a majority vote of the Directors of 1855 Bancorp who were formerly directors of Sandwich and who are not involved in such proceeding (the "Former Sandwich Directors"), or, if a majority of the Former Sandwich Directors are involved in the proceeding, by a committee of three disinterested Former Sandwich Directors chosen by all of the Former Sandwich Directors for the purpose of making such determination.


      7.10.3 In the event that either 1855 Bancorp or Compass Bank or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving bank or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of 1855 Bancorp shall assume the obligations set forth in this Section 7.10.


      7.10.4 The obligations of 1855 Bancorp provided under this Section 7.10 are intended to be enforceable against 1855 Bancorp directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of 1855 Bancorp.


     7.11 Merger Sub. Prior to the Effective Time, 1855 Bancorp will take any and all necessary action to cause (i) Merger Sub to be organized, (ii) Merger Sub to become a direct or indirect wholly-owned subsidiary of 1855

Bancorp, (iii) the directors and stockholder or stockholders of Merger Sub to approve the transactions contemplated by this Agreement, and (iv) Merger Sub to execute one or more counterparts of this Agreement and to deliver at least one such counterpart so executed to Sandwich, whereupon Merger Sub shall become a party to and be bound by this Agreement.

     7.12 Stock Listing. 1855 Bancorp agrees to list on the Stock Exchange (or such other national securities exchange on which the shares of 1855 Bancorp Common Stock shall be listed as of the date of consummation of the Merger), subject to official notice of issuance, the shares of 1855 Common Stock to be issued in the Merger.


                                 ARTICLE VIII

                         REGULATORY AND OTHER MATTERS

     8.1 Sandwich Special Meeting. Sandwich will (i) as promptly as practicable after the Merger Registration Statement is declared effective by the SEC, take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the "Sandwich Stockholders Meeting") for the purpose of approving this Agreement and the Merger, and for such other purposes as may be, in Sandwich's reasonable judgment, necessary or desirable, (ii) subject to the fiduciary responsibility of the Board of Directors of Sandwich as advised by counsel, recommend to its stockholders the approval of the aforementioned matters to be submitted by it to its stockholders, and (iii) cooperate and consult with 1855 Bancorp with respect to each of the foregoing matters.

   8.2 Proxy Statement-Prospectus.

      8.2.1 For the purposes (x) of registering 1855 Bancorp's Common Stock to be issued to holders of Sandwich Common Stock in connection with the Merger with the SEC under the Securities Act and applicable state securities laws and
(y) of holding the Sandwich shareholders' meeting, 1855 Bancorp and Sandwich shall cooperate in the preparation of a registration statement (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the "Merger Registration Statement"), including a proxy statement/ prospectus or statements satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/ prospectus in the form mailed by Sandwich to the Sandwich shareholders, together with any and all amendments or supplements thereto, being herein referred to as the "Proxy Statement-Prospectus"). 1855 Bancorp shall file the Merger Registration Statement with the SEC. Each of 1855 Bancorp and Sandwich shall use their best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Sandwich shall thereafter promptly mail the Proxy Statement-Prospectus to its stockholders. 1855 Bancorp shall also use its best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and Sandwich shall furnish all information concerning Sandwich and the holders of Sandwich Common Stock as may be reasonably requested in connection with any such action.

      8.2.2 The parties shall provide each other with any information concerning itself that the other party may reasonably request in connection with the Proxy Statement-Prospectus and 1855 Bancorp shall notify Sandwich promptly of the receipt of any comments of the SEC with respect to the Proxy Statement-Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Sandwich promptly copies of all correspondence between 1855 Bancorp or any representative of 1855 Bancorp and the SEC. 1855 Bancorp shall give Sandwich and its counsel the opportunity to review and comment on the Proxy Statement-Prospectus prior to its being filed with the SEC and shall give Sandwich and its counsel the opportunity to review and comment on all amendments and supplements to the Proxy Statement-Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of 1855 Bancorp and Sandwich agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement-Prospectus and all required amendments and supplements thereto to be mailed to the holders of Sandwich Common Stock entitled to vote at the Sandwich Stockholders Meeting referred to in Section
8.1 hereof at the earliest practicable time.

      8.2.3 Sandwich and 1855 Bancorp shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, Sandwich and 1855 Bancorp shall cooperate in the preparation of a supplement or amendment to such Proxy Statement-Prospectus which corrects such misstatement or omission, and shall cause an amended Merger Registration Statement to be filed with the SEC and an amended Proxy Statement-Prospectus to be mailed to Sandwich's stockholders. Sandwich and 1855 Bancorp shall each provide to the other a "comfort" letter from its independent certified public accountant, dated as of the date of the Proxy Statement-Prospectus and updated as of the date of consummation of the Merger, with respect to certain financial information regarding Sandwich and 1855 Bancorp, respectively, each in form and substance which is customary in transactions such as the Merger.

     8.3 1855 Bancorp Conversion from Mutual to Stock Form. Commencing promptly after the date of this Agreement, 1855 Bancorp and Compass Bank will take all reasonable steps necessary to effect the Conversion and 1855 Bancorp shall use its best efforts to satisfy the conditions to closing set forth in Section
9.2.5. In addition, without limiting the generality of the foregoing, 1855 Bancorp shall cause the following to be done:

      8.3.1 1855 Bancorp shall duly call, give notice of, convene and hold a special meeting of its Board of Corporators as soon as practicable for the purpose of approving the Conversion. The Board of Trustees of 1855 Bancorp will recommend to the Corporators the approval of the Conversion.

      8.3.2 1855 Bancorp will use all reasonable efforts to prepare and file all required regulatory applications required in connection with the Conversion, including, without limitation, filing applications with the Bank Commissioner, the FDIC and the FRB.

      8.3.3 1855 Bancorp shall prepare as promptly as practicable, and Sandwich shall co-operate in the preparation of, a prospectus (the "Conversion Prospectus") meeting all requirements of applicable federal and state securities and banking laws and regulations. Such Conversion Prospectus shall be incorporated into a Form S-1 Registration Statement (the "Form S-1") satisfying all applicable requirements of the Securities Act, and the rules and regulations thereunder. 1855 Bancorp shall file the Form S-1 with the SEC. Each of 1855 Bancorp and Sandwich shall use their reasonable best efforts to have the Form S-1 declared effective under the Securities Act as promptly as practicable after such filing, and 1855 Bancorp shall thereafter promptly mail the Conversion Prospectus to its qualified depositors.

      8.3.4 Sandwich shall provide 1855 Bancorp with any information concerning it that 1855 Bancorp may reasonably request in connection with the Conversion Prospectus, and 1855 Bancorp shall notify Sandwich promptly of the receipt of any comments of the SEC, the FDIC or the Bank Commissioner with respect to the Conversion Prospectus and of any requests by the SEC, the FDIC or the Bank Commissioner for any amendment or supplement thereto or for additional information, and shall provide to Sandwich promptly copies of all correspondence between 1855 Bancorp or any representative of 1855 Bancorp and the SEC, the FDIC or the Bank Commissioner. 1855 Bancorp shall give Sandwich and its counsel the opportunity to review and comment on the Conversion Prospectus prior to its being filed with the SEC, the Bank Commissioner and the FDIC and shall give Sandwich and its counsel the opportunity to review and comment on all amendments and supplements to the Conversion Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC, the Bank Commissioner, and the FDIC. Each of 1855 Bancorp and Sandwich agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the Bank Commissioner, FDIC and the SEC and to cause the Conversion Prospectus and all required amendments and supplements thereto to be mailed to the qualified depositors of Compass Bank at the earliest practicable time.

      8.3.5 Sandwich shall promptly notify 1855 Bancorp if at any time it becomes aware that the Conversion Prospectus or the Form S-1 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, Sandwich and 1855 Bancorp shall cooperate in the preparation of a supplement or amendment to such Conversion Prospectus, which corrects such misstatement or omission, and shall cause an amended Form S-1 to be filed with the SEC. Sandwich shall provide to 1855 Bancorp a "comfort" letter from the independent certified public accountants for Sandwich, dated as of the date of the Conversion Prospectus and updated as of the date of consummation of the Conversion, with respect to certain financial information regarding Sandwich, each in form and substance which is customary in transactions such as the Conversion, and shall cause its counsel to deliver to the placement agent for the Conversion such opinions as 1855 Bancorp may reasonably request.

     8.4 Regulatory Approvals. Each of Sandwich and 1855 Bancorp will cooperate with the other and use all reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement, including without limitation the Merger, the Bank Merger and the Conversion. Sandwich and 1855 Bancorp will furnish each other and each other's counsel with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be necessary or advisable in connection with the Conversion Prospectus, the Proxy Statement-Prospectus and any application, petition or any other statement or application made by or on behalf of Sandwich or 1855 Bancorp to any governmental body in connection with the Conversion, the Merger, the Bank Merger, and the other transactions contemplated by this Agreement. Sandwich and 1855 Bancorp shall have the right to review and approve in advance all characterizations of the information relating to 1855 Bancorp or Sandwich, as the case may be, and any of their respective subsidiaries, which appear in any filing made in connection with the transactions contemplated by this Agreement with any governmental body. In addition, Sandwich and 1855 Bancorp shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any governmental body prior to its filing.

   8.5 Affiliates; Publication of Combined Financial Results.

      8.5.1 Sandwich shall use all reasonable efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act and for purposes of qualifying the Merger for "pooling of interests" accounting treatment) of Sandwich to deliver to 1855 Bancorp, as soon as practicable after the date of this Agreement, and prior to the date of the shareholders meeting called by Sandwich to approve this Agreement, a written agreement, in the form of Exhibit C hereto, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of 1855 Common Stock or Sandwich Common Stock now or hereafter held by such "affiliate", including, without limitation, the shares of 1855 Common Stock to be received by such "affiliate" in the Merger: (1) otherwise than in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder or (2) during the period commencing 30 days prior to the consummation of the Merger and ending at the time of the publication of financial results covering at least 30 days of combined operations of 1855 Bancorp and Sandwich.

      8.5.2 1855 Bancorp shall use its best efforts to publish no later than thirty (30) days after the end of the first month after the Effective Time in which there are at least thirty (30) days of post-Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.


                                  ARTICLE IX

                              CLOSING CONDITIONS

     9.1 Conditions to Each Party's Obligations under this Agreement. The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Pre-Closing Date of the following conditions, none of which may be waived:

      9.1.1 Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been approved in accordance with applicable law, Articles of Organization, By-laws and NASD policy by the requisite vote of the stockholders of Sandwich.

      9.1.2 Injunctions. None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

      9.1.3 Regulatory Approvals. All necessary approvals, authorizations and consents of all governmental bodies required to consummate the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect and all waiting periods relating to such approvals, authorizations or consents shall have expired; and no such approval, authorization or consent shall include any condition or requirement, not reasonably foreseen as of the date of this Agreement, that would, in the good faith reasonable judgment of the Board of Directors of 1855 Bancorp and Sandwich, materially and adversely affect the business, operations, financial condition, property or assets of the combined enterprise or of Sandwich or Sandwich Bank or otherwise materially impair the value of Sandwich or Sandwich Bank to 1855 Bancorp.

      9.1.4 Effectiveness of Merger Registration Statement. The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of 1855 Common Stock in the Merger is subject to the blue sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

      9.1.5 Stock Exchange Listing. The shares of 1855 Common Stock to be issued in the Merger shall have been authorized for listing on the Stock Exchange, subject to official notice of issuance.

      9.1.6 Tax Opinion. On the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Pre-Closing Date, each of 1855 Bancorp and Sandwich shall have received an opinion of counsel reasonably acceptable in form and substance to 1855 Bancorp and Sandwich dated as of the Pre-Closing Date, substantially to the effect that, for federal income tax purposes:

     (a) The Merger and the Bank Merger, when consummated in accordance with the terms hereof, either will constitute a reorganization within the meaning of Section 368(a) of the Code or will be treated as part of a reorganization within the meaning of Section 368(a) of the Code,

     (b) No gain or loss will be recognized by 1855 Bancorp, Compass, Sandwich or Sandwich Bank by reason of the Merger or the Bank Merger,

     (c) The exchange of Sandwich Common Stock to the extent exchanged for 1855 Common Stock will not give rise to recognition of gain or loss for federal income tax purposes to the shareholders of Sandwich,

     (d) The basis of the Sandwich Common Stock to be received (including any fractional shares deemed received for tax purposes) by a Sandwich shareholder will be the same as the basis of the Sandwich Common Stock surrendered pursuant to the Merger in exchange therefor, and

     (e) The holding period of the shares of 1855 Bancorp Sandwich Common Stock to be received by a shareholder of Sandwich will include the period during which the shareholder held the shares of Sandwich Common Stock surrendered in exchange therefor, provided the Sandwich Common Stock surrendered is held as a capital asset at the Effective Time.

Each of 1855 Bancorp and Sandwich shall provide a letter setting forth the facts, assumptions and representations on which such counsel may rely in rendering its opinion.

      9.1.7 Conversion. 1855 Bancorp shall have consummated the Conversion, and such Conversion shall have resulted in net proceeds sufficient to enable Compass Bank to remain "well-capitalized" under applicable federal banking law and otherwise to meet regulatory capital requirements, in each case after giving effect to the Merger.

     9.2 Conditions to the Obligations of 1855 Bancorp under this Agreement. The obligations of 1855 Bancorp under this Agreement shall be further subject to the satisfaction, at or prior to the Pre-Closing, of the following conditions:

      9.2.1 Representations and Warranties. The representations and warranties of Sandwich set forth in Article IV hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Pre-Closing Date as though made on and as of the Pre-Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by 1855 Bancorp; provided, however, that (i) in determining whether or not the condition contained in this Section 9.2.1 shall be satisfied, no effect shall be given to any exceptions in such representations and warranties relating to materiality or Material Adverse Effect and (ii) the condition contained in this Section 9.2.1 shall be deemed to be satisfied unless the failure of such representations and warranties to be so true and correct constitute, individually or in the aggregate, a Material Adverse Effect on Sandwich and the Sandwich Subsidiaries, taken as a whole; and Sandwich shall have delivered to 1855 Bancorp a certificate of Sandwich to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Sandwich as of the Effective Time.

      9.2.2 Agreements and Covenants. As of the Pre-Closing Date, Sandwich shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants of Sandwich to be performed or complied with by it at or prior to the Effective Date under this Agreement, except to the extent that any failure to perform or comply shall not individually, or in the aggregate, have a Material Adverse Effect on Sandwich and the Sandwich Subsidiaries, taken as a whole, or materially adversely affect consummation of the Merger and other transactions contemplated hereby, and 1855 Bancorp shall have received a certificate signed on behalf of Sandwich by the Chief Executive Officer and Chief Financial Officer of Sandwich to such effect dated as of the Effective Time.

      9.2.3 Permits, Authorizations, Etc. Sandwich and the Sandwich Subsidiaries shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger by Sandwich, the failure to obtain which would have a Material Adverse Effect on Sandwich and the Sandwich Subsidiaries, taken as a whole.

      9.2.4 Legal Opinion. 1855 Bancorp shall have received an opinion, dated the Pre-Closing Date, from Housley Kantarian and Bronstein P.C., counsel to Sandwich, in the form attached hereto as Exhibit D.

      9.2.5 Pooling of Interests. 1855 Bancorp shall have received a letter from Arthur Andersen LLP, addressed to 1855 Bancorp, to the effect that the Merger will qualify for "pooling of interests" accounting treatment.

      9.2.6 Accountants' Letter. 1855 Bancorp shall have received a "comfort" letter from the independent certified public accountants for Sandwich, dated
(i) the effective date of the Merger Registration Statement and (ii) the Pre-Closing Date, with respect to certain financial information regarding Sandwich, each in form and substance which is customary in transactions of the nature contemplated by this Agreement.

     Sandwich will furnish 1855 Bancorp with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.2 as 1855 Bancorp may reasonably request.

     9.3 Conditions to the Obligations of Sandwich under this Agreement. The obligations of Sandwich under this Agreement shall be further subject to the satisfaction of the conditions set forth in Sections 9.3.1 through 9.3.5 at or prior to the Pre-Closing and the satisfaction of the condition set forth in
Section 9.3.6 at or prior to the Closing:

      9.3.1 Representations and Warranties. The representations and warranties of 1855 Bancorp set forth in Article V hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Pre-Closing Date as though made on and as of the Pre-Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated by this Agreement or consented to in writing by Sandwich; provided, however, that (i) in determining whether or not the condition contained in this Section 9.3.1 shall be satisfied, no effect shall be given to any exceptions in such representations and warranties relating to materiality or Material Adverse Effect and (ii) the condition contained in this Section 9.3.1 shall be deemed to be satisfied unless the failure of such representations and warranties to be so true and correct constitute, individually or in the aggregate, a Material Adverse Effect on 1855 Bancorp; and 1855 Bancorp shall have delivered to Sandwich a certificate of 1855 Bancorp to such effect signed by the Chief Executive Officer and the Chief Financial Officer of 1855 Bancorp as of the Effective Time;

      9.3.2 Agreements and Covenants. As of the Pre-Closing Date, 1855 Bancorp shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants of 1855 Bancorp to be performed or complied with by it at or prior to the Effective Date under this Agreement except to the extent that any failure to perform or comply shall not individually, or in the aggregate, have a Material Adverse Effect on 1855 Bancorp and the 1855 Bancorp Subsidiaries, taken as a whole, or materially adversely affect consummation of the Merger and other transactions contemplated hereby, and Sandwich shall have received a certificate signed on behalf of 1855 Bancorp by the Chief Executive Officer and Chief Financial Officer of 1855 Bancorp to such effect dated as of the Effective Time.


      9.3.3 Permits, Authorizations, Etc. 1855 Bancorp and its subsidiaries shall have obtained any and all material permits, authorizations, consents, waivers, clearances or approvals required for the lawful consummation of the Merger by 1855 Bancorp, the failure to obtain which would have a Material Adverse Effect on 1855 Bancorp and its subsidiaries, taken as a whole.


      9.3.4 Accountants' Letter. Sandwich shall have received a "comfort" letter from the independent certified public accountants for 1855 Bancorp, dated (i) the effective date of the Merger Registration Statement and (ii) the Pre-Closing Date, with respect to certain financial information regarding 1855 Bancorp, each in form and substance which is customary in transactions of the nature contemplated by this Agreement.

      9.3.5 Legal Opinion. Sandwich shall have received an opinion from Foley, Hoag & Eliot LLP, counsel to 1855 Bancorp, dated the Pre-Closing Date, in the form attached hereto as Exhibit E.

      9.3.6 Payment of Merger Consideration. 1855 Bancorp shall have delivered the Exchange Fund to the Exchange Agent on or before the Closing Date and the Exchange Agent shall provide Sandwich with a certificate evidencing such delivery.

     1855 Bancorp will furnish Sandwich with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in this Section 9.3 as Sandwich may reasonably request.


                                   ARTICLE X

                                  THE CLOSING

     10.1 Time and Place. Subject to the provisions of Articles IX and XI hereof, the Closing of the transactions contemplated hereby shall take place at the offices of Foley, Hoag & Eliot LLP, One Post Office Square, Boston, Massachusetts at 10:00 a.m. on the tenth trading day following consummation of the Conversion, or at such other place, date or time as 1855 Bancorp and Sandwich may mutually agree upon. A pre-closing of the transactions contemplated hereby (the "Pre-Closing") shall take place at the offices of Foley, Hoag & Eliot LLP, One Post Office Square, Boston, Massachusetts at 10:00 a.m. on the date of consummation of the Conversion.

     10.2 Deliveries at the Pre-Closing and the Closing. At the Pre-Closing there shall be delivered to 1855 Bancorp and Sandwich the opinions, certificates, and other documents and instruments required to be delivered at the Pre-Closing under Article IX hereof. At the Closing there shall be delivered to Sandwich the Merger Consideration required to be delivered at the Closing under Section 9.3.6 hereof.


                                  ARTICLE XI

                       TERMINATION, AMENDMENT AND WAIVER

     11.1 Termination. This Agreement may be terminated at any time prior to the Pre-Closing Date, whether before or after approval of the Merger by the stockholders of Sandwich:

    11.1.1 At any time by the mutual written agreement of 1855 Bancorp and Sandwich;

      11.1.2 By either Sandwich or 1855 Bancorp (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Pre-Closing Date or shall not have been cured within 30 business days after written notice by 1855 Bancorp to Sandwich (or by Sandwich to 1855 Bancorp) of such breach (for purposes of this Section 11.1.2 a material breach shall be deemed to be a breach which has, either individually or in the aggregate, a Material Adverse Effect on the party making such representations or warranties (provided, that no effect shall be given to any qualification relating to materiality or a Material Adverse Effect in such representations and warranties) or a Material Adverse Effect on the business, operations, financial condition, property or assets of the combined enterprise or which materially adversely affects consummation of the Merger and the other transactions contemplated hereby, including the Conversion);

      11.1.3 By either Sandwich or 1855 Bancorp (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party, which failure by its nature cannot be cured prior to the Pre-Closing Date or shall not have been cured within 30 business days after written notice by 1855 Bancorp to Sandwich (or by Sandwich to 1855 Bancorp) of such failure (for purposes of this Section 11.1.3 a material failure to perform or comply shall be deemed to be a failure which has, either individually or in the aggregate, a Material Adverse Effect on the party so failing or on the business, operations, financial condition, property or assets of the combined enterprise or which materially adversely affects consummation of the Merger and the other transactions contemplated hereby, including the Conversion);

      11.1.4 At the election of either 1855 Bancorp or Sandwich, if the Closing shall not have occurred on or before February 20, 1999 (the "Termination Date"), or such later date as shall have been agreed to in writing by 1855 Bancorp and Sandwich; provided, that no party may terminate this Agreement pursuant to this Section 11.1.4 if the failure of the Closing to have occurred on or before said date was due to such party's breach of any of its obligations under this Agreement, and provided, further, that the Termination Date may be extended for an additional one-month period by either party by written notice to the other party (given not later than one week prior to the Termination Date) if the Closing shall not have occurred because of failure to have obtained approval from one or more regulatory authorities whose approval is required in connection with this Agreement and the transactions contemplated hereby (including, without limitation, in connection with the Conversion) under circumstances in which neither party has the right to terminate this Agreement pursuant to Section
11.1.6 hereof;

      11.1.5 By either Sandwich or 1855 Bancorp if the stockholders of Sandwich shall have voted at the Sandwich stockholders meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve such transactions;

      11.1.6 By either Sandwich or 1855 Bancorp (i) if final action has been taken by a regulatory authority whose approval is required in connection with this Agreement and the transactions contemplated hereby (other than the Conversion), which final action (x) has become unappealable and (y) does not approve this Agreement or the transactions contemplated hereby, or (ii) if any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger or the Bank Merger and such order, decree, ruling or other action shall have become final and nonappealable;

      11.1.7 By either Sandwich or 1855 Bancorp (i) if final action has been taken by a regulatory authority whose approval is required in connection with the Conversion, which final action (x) has become unappealable and (y) does not approve the Conversion, or (ii) if any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Conversion and such order, decree, ruling or other action shall have become final and nonappealable;

    11.1.8 By Sandwich or 1855 Bancorp if a Payment Event occurs; or

      11.1.9 By the Board of Directors of either party (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 11.1.4 of this Agreement.

It is the intention of the parties that following completion of the Pre-Closing, which completion will be acknowledged in writing by the parties at such time, neither party shall have the right to terminate this Agreement at any time thereafter. If, after the Pre-Closing Date, any party hereto shall attempt to terminate this Agreement or shall fail to take any action necessary to effect the consummation of the Merger (including, without limitation, 1855 Bancorp's obligation to satisfy the condition set forth in Section 9.3.6), the other party shall be entitled to injunctive relief to enforce this Agreement, and the first party hereby agrees not to contest any judicial proceeding seeking the granting of such an injunction.

   11.2 Effect of Termination.

      11.2.1 In the event of termination of this Agreement pursuant to any provision of Section 11.1, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of Sections 1.1, 11.3, 11.4, 12.1, 12.2, 12.6, 12.9, 12.10, this Section 11.2, and any other Section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

      11.2.2 If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

     (a) Subject to Sections 11.3 and 11.4, termination of this Agreement pursuant to Section 11.1 (other than termination pursuant to Sections
   11.1.2 and 11.1.3 as a result of a willful breach or gross negligence by a party hereto) shall be without liability, cost or expense on the part of any party to the other.

     (b) In the event of a termination of this Agreement pursuant to Section
   11.1.2 or 11.1.3 hereof resulting from the willful conduct or gross negligence of a party, such party shall be obligated to reimburse the other party for up to $1,000,000 of out-of-pocket costs and expenses, including, without limitation, reasonable legal, accounting and investment banking fees and expenses, incurred by such other party in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder (collectively referred to as "Costs"). The payment of Costs is not an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto at law or in equity or as is contemplated herein. Notwithstanding anything to the contrary herein, if
   (i) Sandwich makes the payment contemplated in Section 11.4 of this Agreement or (ii) if 1855 Bancorp makes the payment contemplated in Section
   11.3 of this Agreement, such party shall not have any further liability to the other party (or its Subsidiaries), whether for Costs, breach or otherwise.

      11.2.3 Except as provided in Sections 11.2.2, 11.3 and 11.4, whether or not the Merger is consummated, all Costs incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such costs and expenses.

      11.2.4 In no event shall any officer, agent or director of Sandwich, any Sandwich Subsidiary, 1855 Bancorp or any 1855 Bancorp Subsidiary, be personally liable thereunder for any default by any party in any of its obligations hereunder unless any such default was intentionally caused by such officer, agent or director.


     11.3 1855 Bancorp Special Payment. As a condition of Sandwich's willingness to, and in order to induce Sandwich to, enter into this Agreement, and to reimburse Sandwich for incurring the damages, costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, 1855 Bancorp hereby agrees to pay to Sandwich, as liquidated damages and in lieu of any other rights or remedies under this Agreement, a payment in the amount of $6,000,000 (the "Special Payment") if and only if (i) the Merger is not consummated and the Agreement is terminated in accordance with its terms due to the failure of the condition set forth in Section 9.1.7 of this Agreement, or (ii) the Agreement is terminated pursuant to Section
11.1.7 or (iii) 1855 Bancorp otherwise does not consummate the Conversion by no later than February 20, 1999 (subject to the one month extension contemplated in Section 11.1.4 herein), or (iv) Sandwich has terminated this Agreement in accordance with Section 11.1.2 or 11.1.3 because 1855 Bancorp has intentionally or willfully breached any of its representations or warranties herein or intentionally and willfully failed to perform or comply with any of its covenants or agreements herein, to such extent as to permit such termination (such reasons for termination being hereinafter referred to as the "Special Payment Event"). It is understood and agreed that 1855 Bancorp does not intend to (and shall not be obligated to) consummate the Conversion unless the conditions to its obligations to consummate the Merger have been satisfied on or before the Pre-Closing Date. Notwithstanding the foregoing, 1855 Bancorp shall have no obligation to make any Special Payment to Sandwich if the Special Payment Event is primarily due to a breach of a representation or warranty of Sandwich (subject to the standard set forth in Section 9.2.1 of this Agreement) or a breach by Sandwich of one or more covenants in this Agreement (subject to the standard set forth in Section 9.2.2 of this Agreement), which breach of representation, warranty or covenant directly or adversely affects 1855 Bancorp's ability to consummate the Merger or satisfy the condition set forth in Section of this 9.1.7 Agreement.


      11.3.1 Payments Required. Any payment required to be made under this
Section 11.3 shall be paid by 1855 Bancorp to Sandwich by wire transfer of immediately available funds to an account designated by Sandwich within five business days after demand by Sandwich.


      11.3.2 Exclusivity of Remedy. Notwithstanding anything to the contrary set forth in this Agreement, if 1855 Bancorp pays or causes to be paid to Sandwich the Special Payment, neither 1855 Bancorp nor Compass Bank will have any further obligations or liabilities to Sandwich or Sandwich Bank with respect to this Agreement or the transactions contemplated by this Agreement.


     11.4 Sandwich Change in Control Expense Fee. As a condition of 1855 Bancorp's willingness to, and in order to induce 1855 Bancorp to, enter into this Agreement, and to reimburse 1855 Bancorp for incurring the damages, costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, Sandwich hereby agrees to pay to 1855 Bancorp, as liquidated damages, and in lieu of any other rights or remedies under this Agreement, a payment in the amount of $6,000,000 (the "Expense Fee") if and only if a Payment Event (as hereinafter defined) shall have occurred before the Expense Fee Termination Date (as hereinafter defined) determined in accordance with Section 11.4.3.


    11.4.1. "Payment Event" shall mean any of the following events:


     (a) Without 1855 Bancorp's prior written consent, Sandwich shall have authorized, proposed, or entered into, or publicly announced an intention to authorize, propose, or enter into an agreement with any person (other than 1855 Bancorp or any 1855 Bancorp Subsidiary) to effect (A) a merger, consolidation or similar transaction involving Sandwich or any Sandwich Subsidiary, (B) the disposition, by sale, lease, exchange or otherwise, of assets of Sandwich or any Sandwich Subsidiary representing in either case 15% or more of the consolidated assets of Sandwich and the Sandwich Subsidiaries, or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 15% or more of the voting power of Sandwich or any Sandwich Subsidiary (any of the foregoing a "Change of Control Transaction"); or

     (b) any person (other than 1855 Bancorp or any 1855 Bancorp Subsidiary) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of Sandwich Common Stock.

   11.4.2 A "Time Extension Event" means any of the following events:

     (a) any person (other than 1855 Bancorp or any 1855 Bancorp Subsidiary) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act), or shall have filed a registration statement under the Securities Act with respect to, a tender offer or exchange offer to purchase any shares of Sandwich Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of Sandwich Common Stock (such an offer being referred to herein as a "Tender Offer" and an "Exchange Offer," respectively); or

     (b) following the public announcement of an Acquisition Proposal (which the parties hereto acknowledge has already taken place), the holders of Sandwich Common Stock shall not have approved this Agreement at the meeting of such stockholders held for the purpose of voting on this Agreement (the term "Acquisition Proposal" is defined to mean (x) a bona fide proposal by any person (other than 1855 Bancorp or any subsidiary of 1855 Bancorp) shall have been made to Sandwich or its stockholders to engage in a Change of Control Transaction, (y) any person (other than 1855 Bancorp or any subsidiary of 1855 Bancorp) shall have stated its intention to Sandwich or its stockholders to make a proposal to engage in a Change of Control Transaction if this Agreement terminates or (z) any person (other than 1855 Bancorp or any subsidiary of 1855 Bancorp) shall have filed an application or notice with any Governmental Entity to engage in a Change of Control Transaction); or

     (c) following the occurrence of an Acquisition Proposal (which the parties hereto acknowledge has already taken place):

      (i) the meeting of Sandwich stockholders held for the purpose of voting on this Agreement shall not have been held or shall have been canceled prior to termination of this Agreement,

      (ii) Sandwich's Board of Directors shall have withdrawn or modified in a manner adverse to 1855 Bancorp the recommendation of Sandwich's Board of Directors with respect to this Agreement and the Merger;

      (iii) Sandwich shall have willfully or intentionally breached any representation, warranty, covenant or obligation contained in this Agreement and such breach would entitle 1855 Bancorp to terminate this Agreement under Section 11.1.2 or 11.1.3 hereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of this Agreement); or

      (iv) The Merger shall not have been consummated by reason of failure of the pooling of interests condition, and such failure is the result of the actions of a party not affiliated with either 1855 Bancorp or Sandwich.

      11.4.3 Duration of 1855 Bancorp's Rights with Respect to Expense Fee. Notwithstanding any other provision of this Agreement, the provisions of this
Section 11.4 shall remain in effect and shall be enforceable by 1855 Bancorp or any successor in interest until the "Expense Fee Termination Date", which shall be the earliest to occur of:

     (a) The Effective Time of the Merger,

     (b) The date that is 12 months after termination of this Agreement following the occurrence of a Time Extension Event;

     (c) The date on which the Agreement is terminated in accordance with its terms, but only if such termination takes place prior to the occurrence of a Payment Event or a Time Extension Event.

      11.4.4 Payments Required. Any payment required to be made under this
Section 11.4 shall be paid by Sandwich to 1855 Bancorp by wire transfer of immediately available funds to an account designated by 1855 Bancorp within five business days after demand by 1855 Bancorp. In the event of a termination under circumstances that would trigger a payment under this Section 11.4, the standstill provisions contained in the Confidentiality Agreement shall terminate.

      11.4.5 Exclusivity of Remedy. Notwithstanding anything to the contrary set forth in this Agreement, if Sandwich pays or causes to be paid to 1855 Bancorp or to Compass Bank the Expense Fee, neither Sandwich nor Sandwich Bank will have any further obligations or liabilities to 1855 Bancorp or Compass Bank with respect to this Agreement or the transactions contemplated by this Agreement.

     11.5 Amendment, Extension and Waiver. Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the stockholders of Sandwich), the parties hereto may (a) amend this Agreement,
(b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the stockholders of Sandwich, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of consideration to be delivered to Sandwich's stockholders pursuant to this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.


                                  ARTICLE XII

                                 MISCELLANEOUS

     12.1 Confidentiality. Except as specifically set forth herein, 1855 Bancorp and Sandwich mutually agree to be bound by the terms of the Confidentiality Agreements, as amended, previously executed by the parties hereto, which Agreements and any amendments thereto are hereby incorporated herein by reference. The parties hereto agree that such Confidentiality Agreements, as amended, shall continue in accordance with their respective terms, notwithstanding the termination of this Agreement.

     12.2 Public Announcements. Sandwich and 1855 Bancorp shall cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement, except as may be otherwise required by law, and neither Sandwich nor 1855 Bancorp shall issue any joint news releases with respect to this Agreement unless such news releases have been mutually agreed upon by the parties hereto, except as required by law.

     12.3 Survival. All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Date other than covenants that by their terms are to survive or be performed after the Effective Date.

     12.4 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by receipted hand delivery or mailed by prepaid registered or certified mail (return receipt requested) or by cable, telegram, telex or fax addressed as follows:

     If to Sandwich or Sandwich Bank, to:

       100 Old King's Highway
       Sandwich, Massachusetts 02563
       Attention: President
       Fax: (508) 833-0005

   With required copies to each of:

       Harry K. Kantarian, Esq.
       Leonard S. Volin, Esq.
       Housley Kantarian & Bronstein, P.C.
       1220 19th Street, N.W.
       Suite 700
       Washington, D.C. 29936
       Fax: (202) 822-9611

     If to 1855 Bancorp or to Compass Bank, to:

       791 Purchase Street
       New Bedford, Massachusetts 02740-2101
       Attention: President
       Fax: (508) 984-6212

     With required copies to each of:

       Peter W. Coogan, Esq.
       Carol Hempfling Pratt, Esq.
       Foley, Hoag & Eliot LLP
       One Post Office Square
       Boston, Massachusetts 02109
       Fax: (617) 832-7000

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed.

     12.5 Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party, and that (except as otherwise expressly provided in this Agreement or as is contemplated in Section
7.9 of this Agreement) nothing in this Agreement is intended to confer upon any other Person any rights or remedies under or by reason of this Agreement.

     12.6 Complete Agreement. This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto or thereto, together with the Stock Option Agreement and the Confidentiality Agreement, as amended, referred to in Section 12.1, contains the entire agreement and understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein. This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreements referred to in Section 12.1 hereof) between the parties, both written and oral, with respect to its subject matter, including without limitation the Original Agreement.

     12.7 Counterparts. This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.

     12.8 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

     12.9 Governing Law. This Agreement shall be governed by the laws of Massachusetts, without giving effect to its principles of conflicts of laws.

     12.10 Interpretation. When a reference is made in this Agreement to Sections or Exhibits, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. The recitals hereto constitute an integral part of this Agreement. References to Sections include subsections, which are part of the related Section

(e.g., a section numbered "Section 5.5.1" would be part of "Section 5.5" and references to "Section 5.5" would also refer to material contained in the subsection described as "Section 5.5.1"). The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrases "the date of this Agreement", "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Recitals to this Agreement.


         THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

     IN WITNESS WHEREOF, 1855 Bancorp, Compass Bank, Sandwich and Sandwich Bank have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.


                                            THE 1855 BANCORP

[SEAL]                                      By: /s/ Kevin G. Champagne
                                            -----------------------------------
                                            President and CEO


[SEAL]                                      By: /s/ Francis S. Mascianica
                                            -----------------------------------
                                            Treasurer



                                            COMPASS BANK FOR SAVINGS

[SEAL]                                      By: /s/ Kevin G. Champagne
                                            -----------------------------------
                                            President and CEO


[SEAL]                                      By: /s/ Francis S. Mascianica
                                            -----------------------------------
                                            Treasurer



                                            SANDWICH BANCORP, INC.

[SEAL]                                      By: /s/ Frederic D. Legate
                                            -----------------------------------
                                            President and CEO


[SEAL]                                      By: /s/ George L. Larson
                                            -----------------------------------
                                            Treasurer



                                            THE SANDWICH CO-OPERATIVE BANK

[SEAL]                                      By: /s/ Frederic D. Legate
                                            -----------------------------------
                                            President and CEO


[SEAL]                                      By: /s/ George L. Larson
                                            -----------------------------------
                                            Treasurer

                                   EXHIBIT A

        THE TRANSFER OF THIS AGREEMENT IS SUBJECT TO CERTAIN PROVISIONS
             CONTAINED HEREIN AND TO RESALE RESTRICTIONS UNDER THE
                      SECURITIES ACT OF 1933, AS AMENDED


                            STOCK OPTION AGREEMENT

     Stock Option Agreement, dated as of March   , 1998 (the "Agreement"), by
and between Sandwich Bancorp, Inc. ("Issuer"), a Massachusetts corporation and bank holding company and the parent of the Sandwich Co-operative Bank, a Massachusetts co-operative bank ("Sandwich Bank"), and The 1855 Bancorp ("Grantee"), a Massachusetts mutual holding company and the parent of Compass Bank For Savings, a Massachusetts savings bank ("Compass Bank").

                                  WITNESSETH:

     WHEREAS, Issuer, Grantee, Compass Bank and Sandwich Bank have entered into an Amended and Restated Affiliation and Merger Agreement dated as of March 23, 1998 (the "Affiliation Agreement"), providing for, among other things, the merger of Issuer with Grantee or an Affiliate of Grantee (the "Merger"); and

     WHEREAS, as a condition and inducement to Grantee's execution of the Affiliation Agreement, Grantee has required that Issuer agree, and Issuer has agreed, to grant to Grantee the Option (as hereinafter defined); and

     NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and in the Affiliation Agreement, and intending to be legally bound hereby, Issuer and Grantee agree as follows:

     1. Defined Terms. Capitalized terms which are used but not defined herein shall have the meanings ascribed to such terms in the Affiliation Agreement.

     2. Grant of Option. Subject to the terms and conditions set forth herein, Issuer hereby grants to Grantee an irrevocable option (the "Option") to purchase up to 387,107 shares (as adjusted as set forth herein, the "Option Shares," which shall include the Option Shares before and after any transfer of such Option Shares) of Common Stock, par value $1.00 per share ("Issuer Common Stock"), of Issuer at a purchase price per Option Share (the "Purchase Price") of $57.00, provided, however, that in no event shall the number of Option Shares for which the Option is exercisable exceed 19.9% of the issued and outstanding shares of Issuer Common Stock without giving effect to any shares subject to or issued pursuant to the Option. The number of shares of Issuer Common Stock that may be received upon the exercise of the Option and the Purchase Price are subject to adjustment as herein set forth.

   3. Exercise of Option.

     (a) Grantee or Holder (as hereinafter defined) may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event (as hereinafter defined) and before an Exercise Termination Event (as hereinafter defined). Each of the following shall be an "Exercise Termination Event":

    (i) The Effective Time (as defined in the Affiliation Agreement) of the Merger,

    (ii) The passage of 12 months after termination of the Affiliation Agreement following the occurrence of a Purchase Event or a Preliminary Purchase Event;

    (iii) The date on which the Affiliation Agreement is terminated in accordance with its terms, but only if such termination takes place prior to the occurrence of a Purchase Event or a Preliminary Purchase Event; and

    (iv) The passage of 12 months after the Affiliation Agreement is terminated by Grantee pursuant to Section 11.1.2 or 11.1.3 of the Affiliation Agreement.

Any purchase of shares upon exercise of the Option shall be subject to compliance with applicable laws, including without limitation the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and the Bank Merger Act, as amended ("Bank Merger Act"). The term "Holder" shall mean the holder or holders of the Option from time to time (subject to the limitations contained in Section 12(h)). The Grantee is the initial Holder. The rights set forth in
Section 8 hereof shall terminate when the right to exercise the Option terminates (other than as a result of a complete exercise of the Option) as set forth above.

   (b) As used herein, a "Purchase Event" means any of the following events:

    (i) Without Grantee's prior written consent, Issuer shall have authorized, recommended or publicly proposed, or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than Grantee or any subsidiary of Grantee) to effect (A) a merger, consolidation or similar transaction involving Issuer or any of its subsidiaries, (B) the disposition, by sale, lease, exchange or otherwise, of assets of Issuer or any Issuer Subsidiary representing in either case 15% or more of the consolidated assets of Issuer and the Issuer Subsidiaries, or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 15% or more of the voting power of Issuer or any of the Issuer Subsidiaries (any of the foregoing an "Acquisition Transaction"); or

    (ii) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then outstanding shares of Issuer Common Stock.

   (c) As used herein, a "Preliminary Purchase Event" means any of the following events:

    (i) any person (other than Grantee or any subsidiary of Grantee) shall have commenced (as such term is defined in Rule 14d-2 under the Exchange
   Act), or shall have filed a registration statement under the Securities Act with respect to, a tender offer or exchange offer to purchase any shares of Issuer Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of Issuer Common Stock (such an offer being referred to herein as a "Tender Offer" and an "Exchange Offer," respectively); or

    (ii) following the public announcement of an Acquisition Proposal (which the parties hereto acknowledge has already taken place), the holders of Issuer Common Stock shall not have approved the Affiliation Agreement at the meeting of such stockholders held for the purpose of voting on the Affiliation Agreement (the term "Acquisition Proposal" is defined to mean
   (x) a bona fide proposal by any person (other than Grantee or any subsidiary of Grantee) shall have been made to Issuer or its stockholders to engage in a Acquisition Transaction, (y) any person (other than Grantee or any subsidiary of Grantee) shall have stated its intention to Issuer or its stockholders to make a proposal to engage in a Acquisition Transaction if the Affiliation Agreement terminates or (z) any person (other than Grantee or any subsidiary of Grantee) shall have filed an application or notice with any Governmental Entity to engage in a Acquisition Transaction); or

    (iii) following the occurrence of an Acquisition Proposal (which the parties hereto acknowledge has already taken place):

     (A) the meeting of Issuer stockholders held for the purpose of voting on the Affiliation Agreement shall not have been held or shall have been canceled prior to termination of the Affiliation Agreement,

     (B) Issuer's Board of Directors shall have withdrawn or modified, or publicly announced its intention to withdraw or modify, in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Affiliation Agreement and the Merger;

     (C) Issuer shall have breached any representation, warranty, covenant or obligation contained in the Affiliation Agreement and such breach would entitle Grantee to terminate the Affiliation Agreement under Section
     11.1.2 or 11.1.3 of the Affiliation Agreement (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the terms of the Affiliation Agreement); or

     (D) The Merger shall not have been consummated by reason of failure of the pooling of interests condition, and such failure is the result of the actions of a party not affiliated with either Grantee or Issuer; or

    (iv) any person other than Grantee or any Grantee Subsidiary, other than in connection with a transaction to which Grantee has given its prior written consent, shall have (x) acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Issuer Common Stock or (y) filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to acquire beneficial ownership of 10% or more of the outstanding shares of Issuer Common Stock or otherwise to engage in an Acquisition Transaction.

     As used in this Agreement, "person" shall have the meaning specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act.

     (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Preliminary Purchase Event or Purchase Event, it being understood that the giving of such notice by Issuer shall not be a condition to the right of Holder to exercise the Option.

     (e) In the event Holder wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of Option Shares it intends to purchase pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 15 business days from the Notice Date for the closing (the "Closing") of such purchase (the "Closing Date"). If prior notification to or approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Federal Deposit Insurance Corporation, the Massachusetts Division of Banks, or any other Governmental Entity is required in connection with such purchase, Issuer shall cooperate with Grantee in the filing of the required notice of application for approval and the obtaining of such approval and the Closing shall occur immediately following such regulatory approvals (and any mandatory waiting periods). Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

   4. Payment and Delivery of Certificates.

     (a) On each Closing Date, Holder shall (i) pay to Issuer, in immediately available funds by wire transfer to a bank account designated by Issuer, an amount equal to the Purchase Price multiplied by the number of Option Shares to be purchased on such Closing Date, and (ii) present and surrender this Agreement to Issuer at the address of Issuer specified in Section 12(f) hereof.


     (b) At each Closing, simultaneously with the delivery of immediately available funds and surrender of this Agreement as provided in Section 4(a),
(i) Issuer shall deliver to Holder (A) a certificate or certificates representing the Option Shares to be purchased at such Closing, which Option Shares shall be free and clear of all liens, claims, charges and encumbrances of any kind whatsoever and subject to no preemptive rights, and (B) if the Option is exercised in part only, an executed new agreement with the same terms as this Agreement evidencing the right to purchase the balance of the shares of Issuer Common Stock purchasable hereunder, and (ii) Holder shall deliver to Issuer a letter agreeing that Holder shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

     (c) In addition to any other legend that is required by applicable law, certificates for the Option Shares delivered at each Closing shall be endorsed with a restrictive legend which shall read substantially as follows:

    THE TRANSFER OF THE STOCK REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND PURSUANT TO THE TERMS OF A STOCK OPTION AGREEMENT DATED AS OF MARCH 23, 1998. A COPY OF SUCH AGREEMENT WILL BE PROVIDED TO THE HOLDER HEREOF WITHOUT CHARGE UPON RECEIPT BY ISSUER OF A WRITTEN REQUEST THEREFOR.


It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act"), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions to this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.


     (d) Upon the giving by Holder to Issuer of the written notice of exercise of the Option provided for under Section 3(e), the tender of the applicable purchase price in immediately available funds and the tender of this

Agreement to Issuer, Holder shall be deemed to be the holder of record of the shares of Issuer Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Issuer Common Stock shall not then be actually delivered to Holder.

     (e) Issuer agrees (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Issuer Common Stock so that the Option may be exercised without additional authorization of Issuer Common Stock so that the Option may be exercised without requiring Issuer's stockholders to approve an increase in the number of authorized shares of Issuer Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Issuer Common Stock, (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer, (iii) promptly to take all action as may from time to time be required (including (A) complying with all premerger notification, reporting and waiting period requirements and (B) in the event prior approval of or notice to any Governmental Entity is necessary before the Option may be exercised, cooperating fully with Holder in preparing such applications or notices and providing such information to such Governmental Entity as it may require) in order to permit Holder to exercise the Option and Issuer duly and effectively to issue shares of Issuer Common Stock pursuant hereto, and (iv) promptly to take all action provided herein to protect the rights of Holder against dilution.

     5. Representations and Warranties of Issuer. Issuer hereby represents and warrants to Grantee (and Holder, if different than Grantee) as follows:

     (a) Corporate Power and Authority. Issuer has all requisite corporate power and authority to enter into this Agreement, and subject to any approvals referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Issuer, and this Agreement has been duly executed and delivered by Issuer.

     (b) No Violations. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by Issuer with any of the provisions hereof will not (i) conflict with or result in a breach of any provision of its Articles of Organization or Bylaws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, debenture, mortgage, indenture, license, material agreement or other material instrument or obligation to which Issuer is a party, or by which it or any of its properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Issuer or any of its properties or assets.

     (c) Authorized Stock. Issuer has taken all necessary corporate and other action to authorize and reserve and to permit it to issue, and at all times from the date hereof until the obligation to deliver Issuer Common Stock upon the exercise of the Option terminates, will have reserved for issuance upon exercise of the Option that number of shares of Issuer Common Stock equal to the maximum number of shares of Issuer Common Stock at any time and from time to time purchasable upon exercise of the Option, and all such shares, upon issuance pursuant to the Option, will be duly and validly issued, fully paid and nonassessable, and will be delivered free and clear of all liens, claims, charges and encumbrances of any kind or nature whatsoever and not subject to any preemptive rights.

     6. Representations and Warranties of Grantee. Grantee hereby represents and warrants to Issuer as follows:

     (a) Corporate Power and Authority. Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee, and this Agreement has been duly executed and delivered by Grantee.

     (b) The Option is not being, and any shares of Issuer Common Stock or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the 1933 Act.

   7. Adjustment upon Changes in Issuer Capitalization, etc.

     (a) In the event of any change in Issuer Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Purchase Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transactions so that Holder shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Holder would have received in respect of Issuer Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Issuer Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 7(a)), the number of shares of Issuer Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of Issuer Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Issuer Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

     (b) In the event that Issuer shall enter into an agreement: (i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Issuer Common Stock shall be changed into or exchanged for stock or other securities of Issuer or any other person or cash or any other property or the outstanding shares of Issuer Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provisions so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Holder, of any of (x) the Acquiring Corporation (as hereinafter defined), (y) any person that controls the Acquiring Corporation or (z) in the case of a merger described in clause (ii), Issuer (such person being referred to as "Substitute Option Issuer").

     (c) The Substitute Option shall have the same terms as the Option, provided that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Holder. Substitute Option Issuer also shall enter into an agreement with Holder in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

     (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock (as hereinafter defined) as is equal to the Assigned Value (as hereinafter defined) multiplied by the number of shares of Issuer Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as hereinafter defined). The exercise price of Substitute Option per share of Substitute Common Stock (the "Substitute Option Price") shall then be equal to the Purchase Price multiplied by a fraction in which the numerator is the number of shares of Issuer Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares of the Substitute Common Stock for which the Substitute Option is exercisable.

   (e) The following terms have the meanings indicated:

    (1) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, or (iii) the transferee of all or substantially all of Issuer's assets (or a substantial part of the assets of its subsidiaries taken as a whole).

    (2) "Substitute Common Stock" shall mean the shares of capital stock (or similar equity interest) with the greatest voting power in respect of the election of directors (or persons similarly responsible for the direction of the business and affairs) of the Substitute Option Issuer.

    (3) "Assigned Value" shall mean the highest of (w) the price per share of Issuer Common Stock at which a Tender Offer or an Exchange Offer therefor has been made (other than by Holder), (x) the price per share of Issuer Common Stock to be paid by any third party pursuant to an agreement with Issuer, (y) the highest closing price for shares of Issuer Common Stock within the six-month period immediately preceding the consolidation, merger or sale in question and (z) in the event of a sale of all or substantially all of Issuer's assets or deposits, an amount equal to (i) the sum of the price paid in such sale for such assets (and/or deposits) and the current market value of the remaining assets of Issuer, as determined by a nationally-recognized investment banking firm selected by the Holder and reasonably acceptable to the Issuer, divided by (ii) the number of shares of Issuer Common Stock outstanding at such time. In the event that a Tender Offer or an

   Exchange Offer is made for Issuer Common Stock or an agreement is entered into for a merger or consolidation involving consideration other than cash, the value of the securities or other property issuable or deliverable in exchange for Issuer Common Stock shall be determined by a nationally-recognized investment banking firm selected by Holder and reasonably acceptable to the Issuer.

    (4) "Average Price" shall mean the average closing price of a share of Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the person merging into Issuer or by any company which controls such person, as Holder may elect.

     (f) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the aggregate of the shares of Substitute Common Stock but for the limitation in the first sentence of this Section 7(f), Substitute Option Issuer shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in the first sentence of this Section 7(f) over (ii) the value of the Substitute Option after giving effect to the limitation in the first sentence of this
Section 7(f). This difference in value shall be determined by a nationally-recognized investment banking firm selected by Holder and reasonably acceptable to the Issuer.

     (g) Issuer shall not enter into any transaction described in Section 7(b) unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder and take all other actions that may be necessary so that the provisions of this Section 7 are given full force and effect (including, without limitation, any action that may be necessary so that the holders of the other shares of common stock issued by Substitute Option Issuer are not entitled to exercise any rights by reason of the issuance or exercise of the Substitute Option and the shares of Substitute Common Stock are otherwise in no way distinguishable from or have lesser economic value (other than any diminution in value resulting from the fact that the shares of Substitute Common Stock are restricted securities, as defined in Rule 144 under the Securities Act or any successor provision) than other shares of common stock issued by Substitute Option Issuer).

   8. Repurchase at the Option of Holder.

     (a) At the request of Holder at any time commencing upon the first occurrence of a Repurchase Event (as defined in Section 8(d)) and ending 12 months immediately thereafter, Issuer shall repurchase from Holder (i) the Option and (ii) all shares of Issuer Common Stock purchased by Holder pursuant hereto with respect to which Holder then has beneficial ownership. The date on which Holder exercises its rights under this Section 8 is referred to as the "Request Date." Such repurchase shall be at an aggregate price (the "Section 8 Repurchase Consideration") equal to the sum of:

    (i) the aggregate Purchase Price paid by Holder for any shares of Issuer Common Stock acquired pursuant to the Option with respect to which Holder then has beneficial ownership;

    (ii) the excess, if any, of (x) the Applicable Price (as defined below) for each share of Issuer Common Stock over (y) the Purchase Price (subject to adjustment pursuant to Section 7), multiplied by the number of shares of Issuer Common Stock with respect to which the Option has not been exercised; and

    (iii) the excess, if any, of the Applicable Price over the Purchase Price (subject to adjustment pursuant to Section 7) paid (or, in the case of Option Shares with respect to which the Option has been exercised but the Closing Date has not occurred, payable) by Holder for each share of Issuer Common Stock with respect to which the Option has been exercised and with respect to which Holder then has beneficial ownership, multiplied by the number of such shares.

     (b) If Holder exercises its rights under this Section 8, Issuer shall, within 10 business days after the Request Date, pay the Section 8 Repurchase Consideration to Holder in immediately available funds, and contemporaneously with such payment Holder shall surrender to Issuer the Option and the certificates evidencing the shares of Issuer Common Stock purchased thereunder with respect to which Holder then has beneficial ownership, and shall warrant that it has sole record and beneficial ownership of such shares and that the same are then free and clear of all liens, claims, charges and encumbrances of any kind whatsoever. Notwithstanding the foregoing, to the extent that prior notification to or approval of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Massachusetts Division of Banks or any other Governmental Entity is required in connection with the payment of all or any portion of the Section 8 Repurchase Consideration, Holder shall have the ongoing option to revoke its request for repurchase pursuant to Section 8, in whole or in part, or to require that Issuer deliver from time to time that portion of the Section 8 Repurchase Consideration that it is not then so prohibited from paying and promptly file the required notice or application for approval and expeditiously process the same (and each party shall cooperate with the other in the filing of any such notice or application and the obtaining of any such approval). If the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Massachusetts Division of Banks or any other Governmental Entity disapproves of any part of Issuer's proposed repurchase pursuant to this Section 8, Issuer shall promptly give notice of such fact to Holder. If the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Massachusetts Division of Banks or any other Governmental Entity prohibits the repurchase in part but not in whole, then Holder shall have the right (i) to revoke the repurchase request or (ii) to the extent permitted by the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Massachusetts Division of Banks or other Governmental Entity, determine whether the repurchase should apply to the Option and/or Option Shares and to what extent to each, and Holder shall thereupon have the right to exercise the Option as to the number of Option Shares for which the Option was exercisable at the Request Date less the sum of the number of shares covered by the Option in respect of which payment has been made pursuant to Section 8(a)(ii) and the number of shares covered by the portion of the Option (if any) that has been repurchased. Holder shall notify Issuer of its determination under the preceding sentence within five business days of receipt of notice of disapproval of the repurchase. The parties hereto agree that Issuer's obligations to repurchase the Option or Option Shares under this Section 8 shall terminate upon the occurrence of an Exercise Termination Event unless a Purchase Event shall have occurred prior to the occurrence of an Exercise Termination Event.


     (c) For purposes of this Agreement, the "Applicable Price" means the highest of (i) the highest price per share of Issuer Common Stock paid for any such share by the person or groups described in Section 8(d)(i), (ii) the price per share of Issuer Common Stock received by holders of Issuer Common Stock in connection with any merger or other business combination transaction described in Section 7(b)(i), 7(b)(ii) or 7(b)(iii), or (iii) the highest closing sales price per share of Issuer Common Stock quoted on the Nasdaq Stock Market's National Market ("NASDAQ/NMS") (or if Issuer Common Stock is not quoted on NASDAQ/NMS, the highest bid price per share as quoted on the principal trading market or securities exchange on which such shares are traded, as reported by a recognized source chosen by Holder) during the 60 business days preceding the Request Date; provided, however, that in the event of a sale of less than all of Issuer's assets, the Applicable Price shall be the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally-recognized investment banking firm selected by Holder and reasonably acceptable to the Issuer, divided by the number of shares of Issuer Common Stock outstanding at the time of such sale. If the consideration to be offered, paid or received pursuant to either of the foregoing clauses (i) or (ii) shall be other than in cash, the value of such consideration shall be determined in good faith by an independent nationally-recognized investment banking firm selected by Holder and reasonably acceptable to Issuer, which determination shall be conclusive for all purposes of this Option.


     (d) As used herein, a "Repurchase Event" shall occur if (i) any person (other than Grantee or any subsidiary of Grantee) shall have acquired beneficial ownership of (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Exchange Act) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the then outstanding shares of Issuer Common Stock, or (ii) any of the transactions described in Section 7(b)(i),
Section 7(b)(ii) or Section 7(b)(iii) shall be consummated.


   9. Registration Rights.


     (a) Demand Registration Rights. Issuer shall, subject to the conditions of
Section 9(c), at the request of Grantee (whether on its own behalf or on behalf of any subsequent Holder of this Option (or part thereof) or any of the shares of Issuer Common Stock issued pursuant hereto), as expeditiously as possible prepare and file a registration statement under the Securities Act if such registration is necessary in order to permit the sale or other disposition of any or all shares of Issuer Common Stock or other securities that have been acquired by or are issuable to Holder upon exercise of the Option in accordance with the intended method of sale or other disposition stated by Holder in such request, including without limitation a "shelf" registration statement under Rule 415 under the

Securities Act or any successor provision, and Issuer shall use its best efforts to qualify such shares or other securities for sale under any applicable state securities laws.

     (b) Additional Registration Rights. If Issuer at any time after the exercise of the Option proposes to register any shares of Issuer Common Stock under the Securities Act in connection with an underwritten public offering of such Issuer Common Stock, Issuer will promptly give written notice to Holder of its intention to do so and, upon the written request of Holder given within 30 days after receipt of any such notice (which request shall specify the number of shares of Issuer Common Stock intended to be included in such underwritten public offering by Holder), Issuer will cause all such shares for which a Holder shall have requested participation in such registration to be so registered and included in such underwritten public offering; provided, however, that Issuer may elect to not cause any such shares to be so registered
(i) if the underwriters in good faith object for valid business reasons, or
(ii) in the case of a registration solely to implement an employee benefit plan or a registration filed on Form S-4 under the Securities Act or any successor form; provided, further, however, that such election pursuant to clause (i) may only be made one time. If some but not all the shares of Issuer Common Stock with respect to which Issuer shall have received requests for registration pursuant to this Section 9(b) shall be excluded from such registration, Issuer shall make appropriate allocation of shares to be registered among Holders permitted to register their shares of Issuer Common Stock in connection with such registration pro rata in the proportion that the number of shares requested to be registered by each such Holder bears to the total number of shares requested to be registered by all such Holders then desiring to have Issuer Common Stock registered for sale.

     (c) Conditions to Required Registration. Issuer shall use all reasonable efforts to cause each registration statement referred to in Section 9(a) to become effective and to obtain all consents or waivers of other parties which are required therefor and to keep such registration statement effective; provided, however, that Issuer may delay any registration of Option Shares required pursuant to Section 9(a) for a period not exceeding 90 days if Issuer shall in good faith determine that any such registration would adversely affect an offering or contemplated offering of other securities by Issuer, and Issuer shall not be required to register Option Shares under the Securities Act pursuant to Section 9(a):

    (i) prior to the earliest of (A) termination of the Affiliation Agreement pursuant to Article XI thereof, and (B) a Purchase Event or a Preliminary Purchase Event;

    (ii) on more than one occasion during any calendar year and on more than two occasions in total;

    (iii) within 90 days after the effective date of a registration referred to in Section 9(b) pursuant to which the Holder or Holders concerned were afforded the opportunity to register such shares under the Securities Act and such shares were registered as requested; and

    (iv) unless a request therefor is made to Issuer by the Holder or Holders of at least 25% or more of the aggregate number of Option Shares (including shares of Issuer Common Stock issuable upon exercise of the Option) then outstanding.

     In addition to the foregoing, Issuer shall not be required to maintain the effectiveness of any registration statement after the expiration of nine months from the effective date of such registration statement. Issuer shall use all reasonable efforts to make any filings, and take all steps, under all applicable state securities laws to the extent necessary to permit the sale or other disposition of the Option Shares so registered in accordance with the intended method of distribution for such shares, provided, however, that Issuer shall not be required to consent to general jurisdiction or to qualify to do business in any state where it is not otherwise required to so consent to such jurisdiction or to so qualify to do business. Notwithstanding anything to the contrary contained herein, in no event shall Issuer be obligated to effect more than two registrations pursuant to this Section 9 by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

     (d) Expenses. Issuer will pay all expenses (including without limitation registration fees, qualification fees, blue sky fees and expenses, accounting expenses, legal expenses and printing expenses incurred by it) in connection with the first registration pursuant to Section 9(a) or (b) and all other qualifications, notifications or exemptions pursuant to Section 9(a) or (b). Underwriting discounts and commissions relating to Option Shares, fees and disbursements of counsel to the Holder(s) of Option Shares being registered and any other expenses incurred by such Holder(s) in connection with any such registration shall be borne by such Holder(s).

     (e) Indemnification. In connection with any registration under Section 9(a) or (b), Issuer hereby indemnifies each Holder, and each underwriter thereof, including each person, if any, who controls such Holder or underwriter within the meaning of Section 15 of the Securities Act, against all expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement of a material fact contained in any registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such expenses, losses, claims, damages or liabilities of such indemnified party are caused by any untrue statement or alleged untrue statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to Issuer by such indemnified party expressly for use therein, and Issuer and each officer, director and controlling person of Issuer shall be indemnified by such Holder, or by such underwriter, as the case may be, for all such expenses, losses, claims, damages and liabilities caused by any untrue, or alleged untrue, statement that was included by Issuer in any such registration statement or prospectus or notification or offering circular (including any amendments or supplements thereto) in reliance upon, and in conformity with, information furnished in writing to Issuer by such Holder or such underwriter, as the case may be, expressly for such use.

     Promptly upon receipt by a party indemnified under this Section 9(e) of notice of the commencement of any action against such indemnified party in respect of which indemnity or reimbursement may be sought against any indemnifying party under this Section 9(e), such indemnified party shall notify the indemnifying party in writing of the commencement of such action, but, except to the extent of any actual prejudice to the indemnifying party, the failure so to notify the indemnifying party shall not relieve it of any liability which it may otherwise have to any indemnified party under this
Section 9(e). In case notice of commencement of any such action shall be given to the indemnifying party as above provided, the indemnifying party shall be entitled to participate in and, to the extent it may wish, jointly with any other indemnifying party similarly notified, to assume the defense of such action at its own expense, with counsel chosen by it and reasonably satisfactory to such indemnified party. The indemnified party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel (other than reasonable costs of investigation) shall be paid by the indemnified party unless (i) the indemnifying party agrees to pay the same, (ii) the indemnifying party fails to assume the defense of such action with counsel reasonably satisfactory to the indemnified party, or (iii) the indemnified party has been advised by counsel that one or more legal defenses may be available to the indemnifying party that may be contrary to the interest of the indemnified party, in which case the indemnifying party shall be entitled to assume the defense of such action notwithstanding its obligation to bear fees and expenses of such counsel. No indemnifying party shall be liable for any settlement entered into without its consent, which consent may not be unreasonably withheld.

     If the indemnification provided for in this Section 9(e) is unavailable to a party otherwise entitled to be indemnified in respect of any expenses, losses, claims, damages or liabilities referred to herein, then the indemnifying party, in lieu of indemnifying such party otherwise entitled to be indemnified, shall contribute to the amount paid or payable by such party to be indemnified as a result of such expenses, losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative benefits received by Issuer, the selling Holders and the underwriters from the offering of the securities and also the relative fault of Issuer, the selling Holders and the underwriters in connection with the statement or omissions which results in such expenses, losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The amount paid or payable by a party as a result of the expenses, losses, claims, damages and liabilities referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim; provided, however, that in no case shall the selling Holders be responsible, in the aggregate, for any amount in excess of the net offering proceeds attributable to its Option Shares included in the offering. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(g) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. Any obligation by any Holder to indemnify shall be several and not joint with other Holders.

     In connection with any registration pursuant to Section 9(a) or (b) above, Issuer and each selling Holder (other than Grantee) shall enter into an agreement containing the indemnification provisions of this Section 9(e).

     (f) Miscellaneous Reporting. Issuer shall comply with all reporting requirements and will do all such other things as may be necessary to permit the expeditious sale at any time of any Option Shares by the Holder(s) in accordance with and to the extent permitted by any rule or regulation permitting nonregistered sales of securities promulgated by the Commission from time to time, including, without limitation, Rule 144A. Issuer shall at its expense provide the Holder with any information necessary in connection with the completion and filing of any reports or forms required to be filed by them under the Securities Act or the Exchange Act, or required pursuant to any state securities laws or the rules of any stock exchange.

     (g) Issue Taxes. Issuer will pay all stamp taxes in connection with the issuance and the sale of the Option Shares and in connection with the exercise of the Option, and will save any Holder harmless, without limitation as to time, against any and all liabilities, with respect to all such taxes.

     10. Quotation; Listing. If Issuer Common Stock or any other securities to be acquired upon exercise of the Option are then authorized for quotation or trading or listing on NASDAQ/NMS or any securities exchange, Issuer, upon the request of Holder, will promptly file an application, if required, to authorize for quotation or trading or listing the shares of Issuer Common Stock or other securities to be acquired upon exercise of the Option on NASDAQ/NMS or such other securities exchange and will use its best efforts to obtain approval, if required, of such quotation or listing as soon as practicable.

     11. Division of Option. Upon the occurrence of a Purchase Event or a Preliminary Purchase Event, this Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Holder, upon presentation and surrender of this Agreement at the principal office of the Issuer for other Agreements providing for Options of different denominations entitling the holder thereof to purchase in the aggregate the same number of shares of Issuer Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any other Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

   12. Miscellaneous.

     (a) Expenses. Except as otherwise provided in Section 9, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) Waiver and Amendment. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

     (c) Entire Agreement; No Third Party Beneficiaries; Severability. This Agreement, together with the Affiliation Agreement and the other documents and instruments referred to herein and therein, between Grantee and Issuer (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and (ii) is not intended to confer upon any person other than the parties hereto (other than the indemnified parties under Section 9(e) and any transferee of the Option Shares or any permitted transferee of this Agreement pursuant to Section 12(h)) any rights or remedies hereunder. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option does not permit Holder to acquire, or does not require Issuer to repurchase, the full number of shares of Issuer Common Stock as provided in Sections 3 and 8 (as adjusted pursuant to Section 7), it is the express intention of Issuer to allow Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible without any amendment or modification hereof.

     (d) Governing Law. This Agreement shall be governed and construed in accordance with the laws of The Commonwealth of Massachusetts without regard to any applicable conflicts of law rules.

     (e) Descriptive Headings. The descriptive headings contained herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     (f) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or sent by overnight mail service or mailed by registered or certified mail (return receipt requested) postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):

     If to Grantee:

       100 Old King's Highway
       Sandwich, Massachusetts 02563
       Attention: President
       Fax: (508) 833-0005

     With required copies to each of:

       Harry K. Kantarian, Esq.
       Leonard S. Volin, Esq.
       Housley Kantarian & Bronstein, P.C.
       1220 19th Street, N.W.
       Suite 700
       Washington, D.C. 29936
       Fax: (202) 822-9611

     If to Grantee, to:

       791 Purchase Street
       New Bedford, Massachusetts 02740-2101
       Attention: President
       Fax: (508) 984-6212

     With required copies to each of:

       Peter W. Coogan, Esq.
       Carol Hempfling Pratt, Esq.
       Foley, Hoag & Eliot LLP
       One Post Office Square
       Boston, Massachusetts 02109
       Fax: (617) 832-7000

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed.

     (g) Counterparts. This Agreement and any amendments hereto may be executed in two counterparts, each of which shall be considered one and the same agreement and shall become effective when both counterparts have been signed, it being understood that both parties need not sign the same counterpart.

     (h) Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Purchase Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder; provided, however, that until the date 15 days following the date on which the Federal Reserve Board approves an application by Grantee under the BHCA to acquire the shares of Issuer Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution,
(ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf, or (iv) any other manner approved by the Federal Reserve Board.

     (i) Further Assurances. In the event of any exercise of the Option by Holder, Issuer and Holder shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise.

     (j) Specific Performance. The parties hereto agree that this Agreement may be enforced by either party through specific performance, injunctive relief and other equitable relief. Both parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such equitable relief and that this provision is without prejudice to any other rights that the parties hereto may have for any failure to perform this Agreement.

     (k) Extension of Exercise Time Periods for Regulatory Compliance. The time periods set forth in this Agreement for the exercise by Grantee or the Holder to exercise its rights with respect to the Option or a Substitute Option or with respect to repurchase of the Option shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise.

     IN WITNESS WHEREOF, Issuer and Grantee have caused this Stock Option Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first written above.


Attest:                                     SANDWICH BANCORP, INC.


-------------------------------------       By:--------------------------------
                                               Name:  Frederic D. Legate
                                               Title: President and Chief
                                                      Executive Officer


                                             THE 1855 BANCORP

Attest:

-------------------------------------       By:--------------------------------
                                               Name:  Kevin G. Champagne
                                               Title: President and Chief
                                                      Executive Officer

                                   EXHIBIT B

                           FORM OF VOTING AGREEMENT


                              March , 1998

The 1855 Bancorp
791 Purchase Street
New Bedford, Massachusetts 02741-2101

Ladies and Gentlemen

     The undersigned is a director of Sandwich Bancorp ("Sandwich") and is the beneficial holder of shares of common stock of Sandwich ("Sandwich Common Stock").

     Sandwich and The 1855 Bancorp ("1855 Bancorp") are considering the execution of an Amended and Restated Affiliation and Merger Agreement ("Agreement") contemplating the merger of a newly formed special-purpose subsidiary of 1855 Bancorp with and into Sandwich, with Sandwich as the surviving corporation of the merger (the "Merger"), such execution being subject in the case of 1855 Bancorp to the execution and delivery of this letter agreement ("letter agreement"). In consideration of the substantial expenses that 1855 Bancorp will incur in connection with the transactions contemplated by the Agreement and in order to induce 1855 Bancorp to execute the Agreement and to proceed to incur such expenses, the undersigned agrees and undertakes, in his capacity as a shareholder of Sandwich and not in his capacity as a director of Sandwich, as follows:

     1. The undersigned, while this letter agreement is in effect, shall vote or cause to be voted all of the Shares of Sandwich Common Stock that the undersigned shall be entitled to so vote, whether such Shares are beneficially owned by the undersigned on the date of this letter agreement or are subsequently acquired, whether pursuant to the exercise of stock options or otherwise, at the Special Meeting of Sandwich's stockholders to be called and held following the date hereof, for the approval of the Agreement and the Merger.

     2. The undersigned acknowledges and agrees that any remedy at law for breach of the foregoing provisions shall be inadequate and that, in addition to any other relief which may be available, 1855 Bancorp shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages.

     3. The foregoing restrictions shall not apply to shares with respect to which the undersigned may have voting power as a fiduciary for others. In addition, this letter agreement shall only apply to actions taken by the undersigned in his capacity as a shareholder of Sandwich and shall not in any way limit or affect actions the undersigned may take in his capacity as a director of Sandwich.

     4. This letter agreement shall automatically terminate upon termination of the Agreement in accordance with its terms.

     5. This letter agreement shall supersede the letter agreement between the undersigned and 1855 Bancorp dated February 2, 1998, which prior letter agreement is hereby terminated.

     IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

                                            Very truly yours,


                                            -----------------------------------
                                            Signature


                                            -----------------------------------
                                            Name (please print)



Accepted and agreed to as of
the date first above written:

THE 1855 BANCORP

By:-------------------------
     Its

                                   EXHIBIT C

                             AFFILIATES AGREEMENT


                              March 23, 1998

The 1855 Bancorp
791 Purchase Street
New Bedford, Massachusetts 02741-2101

Gentlemen:

     I have been advised that I might be considered to be an "affiliate" of Sandwich Bancorp, Inc., a Massachusetts corporation (the "Company"), for purposes of paragraphs (c) and (d) of Rule 145 of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Act") and for purposes of generally accepted accounting principles ("GAAP") as such term relates to pooling of interests accounting treatment for certain business combinations under GAAP and the interpretations of the SEC or its staff, including, without limitation, Section 201.01 of the SEC's Codification of Financial Reporting Policies ("Section 201.01") and the SEC's Staff Accounting Bulletin No. 65.

     The 1855 Bancorp ("1855 Bancorp") and the Company have entered into an Amended and Restated Affiliation and Merger Agreement, dated as of March 23, 1998 (the "Merger Agreement"). Upon consummation of the merger contemplated by the Merger Agreement (the "Merger"), I may receive shares of common stock of 1855 Bancorp ("1855 Bancorp Common Stock") in exchange for my shares of common stock, par value $1.00 per share, of the Company ("Company Common Stock"). This agreement is hereinafter referred to as the "Letter Agreement."

     A. I represent and warrant to, and agree with, 1855 Bancorp as follows:

      1. I have read this Letter Agreement and the Merger Agreement and have discussed their requirements and other applicable limitations upon my ability to sell, pledge, transfer or otherwise dispose of share of 1855 Bancorp Common Stock, and any other capital stock of 1855 Bancorp and Company Common Stock, to the extent I felt necessary, with my counsel or counsel for the Company.

      2. I shall not make any offer, sale, pledge, transfer or other disposition in violation of the Act or the rules and regulations of the SEC thereunder of the shares of 1855 Bancorp Common Stock I receive pursuant to the Merger.

      3. Notwithstanding the foregoing and any other agreements on my part in connection with the 1855 Bancorp Common Stock, any other capital stock of 1855 Bancorp and Company Common Stock, I hereby agree that, without the consent of 1855 Bancorp, I will not sell or otherwise reduce my risk relative to any shares of Company Common Stock, 1855 Bancorp Common Stock or any other capital stock of 1855 Bancorp during the period beginning thirty days prior to the effective date of the Merger and continuing until financial results covering at least thirty days of combined operations have been published following the effective date of the Merger within the meaning of Section 201.01.

     B. I understand and agree that:

      1. I have been advised that any issuance of shares of 1855 Bancorp Common Stock to me pursuant to the Merger will be registered with the SEC. I have also been advised, however, that, because I may be an "affiliate" of the Company at the time the Merger will be submitted for a vote of the stockholders of the Company and my disposition of such shares has not been registered under the Act, I must hold such shares indefinitely unless (i) such disposition of such shares is subject to an effective registration statement and to the availability of a prospectus under the Act, (ii) a sale of such shares is made in conformity with the provisions of Rule 145(d) under the Act, (iii) a sale of such shares is made following expiration of the restrictive period set forth in Rule 145(d) or (iv) in an opinion of counsel, in form and substance reasonably satisfactory to 1855 Bancorp, some other exemption from registration is available with respect to any such proposed disposition of such shares.

      2. Stop transfer instructions will be given to the transfer agents of the Company and 1855 Bancorp with respect to the shares of the Company Common Stock and the shares of 1855 Bancorp Common Stock and any other capital stock in connection with the restrictions set forth herein, and there will be placed on the certificate representing shares of 1855 Bancorp Common Stock I receive pursuant to the Merger, or any certificates delivered in substitution therefor, a legend stating in substance:

    The shares represented by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares represented by this certificate may only be transferred in accordance with the terms of an agreement between the registered holder hereof and The 1855 Bancorp, a copy of which agreement is on file at the principal offices of The 1855 Bancorp. A copy of such agreement shall be provided to the holder hereof without charge upon receipt by The 1855 Bancorp of a written request.

     3. Unless a transfer of my shares of 1855 Bancorp Common Stock is a sale made in conformity with the provisions of Rule 145(d), made following expiration of the restrictive period set forth in Rule 145(d) or made pursuant to any effective registration statement under the Act, 1855 Bancorp reserves the right to put an appropriate legend on the certificate issued to my transferee.

     It is understood and agreed that this Letter Agreement shall terminate and be of no further force and effect if the Merger Agreement is terminated in accordance with its terms. It is also understood and agreed that this Letter Agreement shall terminate and be of no further force and effect and the stop transfer instructions set forth in Paragraph B.2. above shall be lifted forthwith upon the later of (i) such time as financial results covering at least thirty days of combined operations following the effective date of the Merger have been published within the meaning of Section 201.01 and (ii) delivery by the undersigned to 1855 Bancorp of a copy of a letter from the staff of the SEC, an opinion of counsel in form and substance reasonably satisfactory to 1855 Bancorp, or other evidence reasonably satisfactory to 1855 Bancorp, to the effect that a transfer of my shares of 1855 Bancorp Common Stock will not violate the Act or any of the rules and regulations of the SEC thereunder. In addition, it is understood and agreed that the legend set forth in Paragraph B.2. above shall be removed forthwith from the certificate or certificates representing my shares of 1855 Bancorp Common Stock upon expiration of the restrictive period set forth in Rule 145(d) or if I shall have delivered to 1855 Bancorp a copy of a letter from the staff of the SEC, an opinion of counsel in form and substance reasonably satisfactory to 1855 Bancorp, or other evidence satisfactory to 1855 Bancorp that a transfer of my shares of 1855 Bancorp Common Stock represented by such certificate or certificates will be a sale made in conformity with the provisions of Rule 145(d), or made pursuant to an effective registration statement under the Act.

     4. I recognize and agree that the foregoing provisions also apply to (i) my spouse, (ii) any relative of mine or my spouse's occupying my home, (iii), any trust or estate in which I, my spouse or any such relative owns at least 10% beneficial interest or of which any of us serves as trustee, executor or in any similar capacity and (iv) any corporation or other organization in which I, my spouse or any such relative owns at least 10% of any class of equity securities or of the equity interest.

     5. I further recognize that in the event I become a director or officer of 1855 Bancorp upon consummation of the Merger, any sale of 1855 Bancorp stock by me may be subject to liability pursuant to Section 16 (b) of the Securities Exchange Act of 1934, as amended.

     6. Execution of this Letter Agreement should not be construed as an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this Letter Agreement or as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this Letter Agreement.

                                     *****

     This Letter Agreement shall be binding on my heirs, legal representative and successors.

                                            Very truly yours,


                                            -----------------------------------
                                            Signature


                                            -----------------------------------
                                            Name (Please Print)


Accepted as of the date first above
written

THE 1855 BANCORP

By:-------------------------
   Name:
   Title:

                                   EXHIBIT D

     FORM OF OPINION OF HOUSLEY, KANTARIAN & BRONSTEIN, P.C./LOCAL COUNSEL
                     REASONABLY ACCEPTABLE TO 1855 BANCORP

     (a) Each of Sandwich Bancorp and Sandwich Bank is validly existing under the laws of The Commonwealth of Massachusetts, and Sandwich Bancorp is duly registered as a bank holding company under the BHCA.

     (b) The authorized capital stock of Sandwich Bancorp consists of 15,000,000 shares of Sandwich Bancorp Common Stock and 5,000,000 shares of Sandwich Bancorp Preferred Stock. All of the outstanding shares of Sandwich Bancorp Common Stock have been duly authorized and are nonassessable, and the shareholders of Sandwich Bancorp have no preemptive rights with respect to any shares of capital stock of Sandwich Bancorp. All of the outstanding shares of capital stock of Sandwich Bank and each other Sandwich Subsidiary have been duly authorized and are nonassessable, and, to the actual knowledge of such counsel, are directly or indirectly owned by Sandwich Bancorp free and clear of all liens, claims, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever.

     (c) The Agreement has been duly authorized, executed and delivered by Sandwich Bancorp and Sandwich Bank and, assuming due authorization, execution and delivery by 1855 Bancorp and Compass Bank, constitutes a valid and binding obligation of Sandwich Bancorp and Sandwich Bank enforceable in accordance with its terms, except that the enforceability of the obligations of Sandwich Bancorp and Sandwich Bank may be limited by (i) bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors,
(ii) equitable principles limiting the right to obtain specific performance or other similar equitable relief and (iii) considerations of public policy.

     (d) Sandwich Bancorp and Sandwich Bank have all requisite corporate power and authority to execute and deliver the Agreement and to consummate the Merger. All corporate actions required to be taken by Sandwich Bancorp and Sandwich Bank by law and their respective Charters and Bylaws to authorize the execution and delivery of the Agreement and consummation of the Merger have been taken.

     (e) All consents or approvals of or filings or registrations with any federal or state banking agency which are necessary to be obtained by Sandwich Bancorp and Sandwich Bank to permit the execution of the Agreement and consummation of the Merger have been obtained.

     (f) Neither the execution of the Agreement nor consummation of the Merger will (i) conflict with or result in a breach of any provision of the Charter or By-laws or similar governing instruments, of Sandwich Bancorp or any of its Subsidiaries, (ii) constitute a breach of or default under, or give rise to a right of termination, cancellation or acceleration with respect to, [specified agreements listed in Disclosure Schedules] except as described in the Sandwich Disclosure Schedule, or (iii) violate any Massachusetts banking or corporate law or federal banking law of the United States binding upon Sandwich Bancorp or any of its Subsidiaries, or any order, writ, injunction or decree of which we have actual knowledge to which Sandwich Bancorp or any of its Subsidiaries, is subject.

     (g) We do not have actual knowledge of any actions, suits or proceedings pending or threatened against Sandwich Bancorp or any Subsidiary, at law or in equity, before any court or governmental body which in any manner challenges or seeks to prevent, enjoin, alter or materially delay consummation of the Merger.


     In rendering their opinion, such counsel may rely, to the extent such counsel deems such reliance necessary or appropriate, upon certificates of governmental officials, certificates or opinions of other counsel to Sandwich Bancorp or a Sandwich Bancorp Subsidiary reasonably satisfactory to 1855 Bancorp and, as to matters of fact, certificates of officers of Sandwich Bancorp or a Sandwich Bancorp Subsidiary. The opinion of such counsel need refer only to matters of Massachusetts and federal law and may add other qualifications and explanations of the basis of their opinion as may be reasonably acceptable to 1855 Bancorp.

     Counsel may expressly exclude any opinions as to choice of law and anti-trust matters and may add such other qualifications and explanations of the basis of its opinions as are consistent with the Legal Opinion Accord prepared by the Section of Business Law of the American Bar Association.

                                   EXHIBIT E

                  FORM OF OPINION OF FOLEY, HOAG & ELIOT LLP

     (a) Each of 1855 Bancorp and Compass Bank is validly existing under the laws of The Commonwealth of Massachusetts, and 1855 Bancorp is duly registered as a bank holding company under the BHCA.

     (b) The Agreement has been duly authorized, executed and delivered by 1855 Bancorp and Compass Bank and, assuming due authorization, execution and delivery by Sandwich Bancorp and Sandwich Bank, constitutes a valid and binding obligation of 1855 Bancorp and Compass Bank enforceable in accordance with its terms, except that the enforceability of the obligations of 1855 Bancorp and Compass Bank may be limited by (i) bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors, (ii) equitable principles limiting the right to obtain specific performance or other similar equitable relief and (iii) considerations of public policy, and except that certain remedies may not be available in the case of a nonmaterial breach of the Agreement.

     (c) 1855 Bancorp and Compass Bank have all requisite corporate power and authority to execute and deliver the Agreement and to consummate the Merger. All corporate actions required to be taken by 1855 Bancorp and Compass Bank by law and their respective Charters and Bylaws to authorize the execution and delivery of the Agreement and consummation of the Merger have been taken.

     (d) All consents or approvals of or filings or registrations with any federal or state banking agency which are necessary to be obtained by 1855 Bancorp and Compass Bank to permit the execution of the Agreement and consummation of the Merger have been obtained.

     (e) Neither the execution of the Agreement nor consummation of the Merger will (i) conflict with or result in a breach of any provision of the Charter or By-laws or similar governing instruments, of 1855 Bancorp or any of its Subsidiaries or (ii) violate any Massachusetts banking or corporate law or federal banking law of the United States binding upon 1855 Bancorp or any of its Subsidiaries, or any order, writ, injunction or decree of which we have actual knowledge to which 1855 Bancorp or any of its Subsidiaries, is subject.

     (f) We do not have actual knowledge of any actions, suits or proceedings pending or threatened against 1855 Bancorp or any Subsidiary, at law or in equity, before any court or governmental body which in any manner challenges or seeks to prevent, enjoin, alter or materially delay consummation of the Merger.


     (g) The authorized capital stock of 1855 Bancorp consists of     shares of
1855 Common Stock and     shares of Preferred Stock. The shares of 1855 Common
Stock to be issued to Sandwich shareholders in connection with the Merger will be, upon consummation of the Merger in accordance with the terms of the Agreement, duly authorized, validly issued, fully paid and non-assessable.

     In rendering their opinion, such counsel may rely, to the extent such counsel deems such reliance necessary or appropriate, upon certificates of governmental officials and, as to matters of fact, certificates of officers of 1855 Bancorp or any 1855 Bancorp Subsidiary. The opinion of such counsel need refer only to matters of Massachusetts and federal law, and may add other qualifications and explanations of the basis of their opinion as may be reasonably acceptable to Sandwich Bancorp.

     Counsel may expressly exclude any opinions as to choice of law and anti-trust matters and may add such other qualifications and explanations of the basis of its opinions as are consistent with the Legal Opinion Accord prepared by the Section of Business Law of the American Bar Association.

                                  APPENDIX B


                  OPINION OF SANDLER O'NEIL & PARTNERS, L.P.

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

[LETTERHEAD OF SANDLER O'NEILL]


_______________________________________________________________
Sandler O'Neill & Partners, L.P.        Telephone: 212-466-7700
Investment Banking Group                           800-635-6855
Two World Trade Center, 104th Floor Facsimile: 212-466-7711 New York, New York 10048

                                                               Sandler O'Neill


September 21, 1998




Board of Directors
Sandwich Bancorp, Inc.
100 Old Kings Highway
Sandwich, MA 02563

Ladies and Gentlemen:

     Sandwich Bancorp, Inc. ("Sandwich") and its wholly-owned subsidiary, The Sandwich Co-operative Bank ("Sandwich Bank"), and the 1855 Bancorp (now known as Seacoast Financial Services Corporation and referred to herein as "Seacoast Financial") and its wholly-owned subsidiary, Compass Bank for Savings ("Compass Bank"), have entered into an Amended and Restated Affiliation and Merger Agreement, dated as of March 23, 1998 (the "Agreement"), pursuant to which Sandwich will be acquired by Seacoast Financial through the merger (the "Merger") of a newly-created, wholly-owned subsidiary of Seacoast Financial with and into Sandwich (the "Merger"). Upon consummation of the Merger, each share of Sandwich common stock, par value $1.00 per share, issued and outstanding immediately prior to the effective time of the Merger (the "Sandwich Shares"), other than certain shares specified in the Agreement, will be converted into and be exchangeable for a number of shares of common stock of Seacoast Financial, par value $.01 per share (the "Seacoast Financial Common Stock"), equal to one share multiplied by the Exchange Ratio (the "Merger Consideration"). The Exchange Ratio shall be determined by reference to the Seacoast Financial Trading Price (defined in the Agreement as the 1855 Trading Price), as follows: if the Seacoast Financial Trading Price is between $10.01 and $13.50, the Exchange Ratio shall be determined by dividing $64.00 by the Seacoast Financial Trading Price; if the Seacoast Financial Trading Price is between $13.51 and $15.00, the Exchange Ratio shall be 4.7407; if the Seacoast Financial Trading Price is greater than $15.00, the Exchange Ratio shall be determined by dividing $71.11 by the Seacoast Financial Trading Price; and if the Seacoast Financial Trading Price is $10.00 or less, the Exchange Ratio shall be 6.4. If the initial public offering price of Seacoast Financial Common Stock in the Conversion (as defined in the Agreement) is other than $10.00 per share, the Exchange Ratio will be proportionately adjusted to reflect the actual initial public offering price. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of the Sandwich Shares.

     Sandler O'Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement and exhibits thereto; (ii) the Stock Option Agreement, dated as of March 23, 1998, by and between Sandwich and Seacoast Financial; (iii) certain publicly available financial statements and other historical financial information relating to Sandwich and Sandwich Bank provided by Sandwich that we deemed relevant; (iv) certain publicly available financial statements and other historical financial information relating to Seacoast Financial and Compass Bank provided by Seacoast Financial that we deemed relevant; (v) certain financial analyses and forecasts of Sandwich prepared by and reviewed with management of Sandwich and the views of senior management of Sandwich regarding Sandwich's past and current business operations, results thereof, financial condition and future prospects; (vi) certain financial analyses and forecasts of Seacoast Financial prepared by and reviewed with management of Seacoast Financial and the views of senior management of Seacoast Financial regarding Seacoast Financial's past and current business operations, results thereof, financial condition and future prospects; (vii) the pro forma impact of the Merger on Seacoast Financial;
(viii) the publicly reported historical price and trading activity for Sandwich's common stock, including a comparison of certain financial and stock market information for Sandwich with similar publicly available information for certain other companies the securities of which are publicly

                                                                 Sandler O'Neill



traded; (ix) the nancial terms of recent business combinations in the savings institution industry, to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

     In performing our review, we have assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information that was publicly available or otherwise furnished to, reviewed by or discussed with us, and we do not assume any responsibility or liability therefor. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Sandwich or Seacoast Financial or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals (relying, where relevant, on the analyses and estimates of Sandwich and Seacoast Financial). With respect to the financial projections reviewed with management, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the respective future financial performances of Sandwich and Seacoast Financial and that such performances will be achieved, and we express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in Sandwich's or Seacoast Financial's assets, financial condition, results of operations, business or prospects since the dates of the last publicly reported financial statements made available to us. We have assumed in all respects material to our analysis that Sandwich and Seacoast Financial will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements, that the Conversion (as defined in the Agreement) will be consummated as set forth in the Agreement, that the Merger will be accounted for as a pooling of interests and that the conditions precedent in the Agreement are not waived.

     Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise or reaffirm this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Seacoast Financial common stock will be when issued to Sandwich's shareholders pursuant to the Agreement or the prices at which Seacoast Financial's or Sandwich's common stock will trade at any time.

     We have acted as Sandwich's financial advisor in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We have also received a fee for rendering this opinion. In the past, we have also provided certain other investment banking services for Sandwich and have received compensation for such services.

     In the ordinary course of our business, we may actively trade the equity securities of Sandwich for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     Our opinion is directed to the Board of Directors of Sandwich in connection with its consideration of the Merger and, except as set forth in the engagement letter between Sandwich and Sandler O'Neill dated January 8, 1998, shall not be used for any other purpose, nor shall it be quoted or referred to in any other document, without Sandler O'Neill's prior written consent. This opinion does not constitute a recommendation to any stockholder of Sandwich as to how such stockholder should vote at any meeting of stockholders called to consider and vote upon the Merger and is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other similar document without Sandler O'Neill's prior written consent; provided, however, that we hereby consent to the inclusion of this opinion as an exhibit to the Proxy Statement/Prospectus of Sandwich and Seacoast Financial dated the date hereof.

     Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Merger Consideration is fair, from a financial point of view, to the holders of Sandwich Shares.

                                        Very truly yours,


                                        /s/ Sandler O'Neill & Partners, L.P.

                                  APPENDIX C


                          DISSENTERS' RIGHTS STATUTE

                     [THIS PAGE INTENTIONALLY LEFT BLANK]

                          DISSENTERS' RIGHTS STATUTE
      Sections 85-98 of Chapter 156B of the General Laws of Massachusetts


     85 PAYMENT FOR STOCK OF DISSENTING STOCKHOLDER. -- A stockholder in any corporation organized under the laws of Massachusetts which shall have duly voted to consolidate or merge with another corporation or corporations under the provisions of sections seventy-eight or seventy-nine who objects to such consolidation or merger may demand payment for his stock from the resulting or surviving corporation and an appraisal in accordance with the provisions of sections eighty-six to ninety-eight, inclusive, and such stockholder and the resulting or surviving corporation shall have the rights and duties and follow the procedure set forth in those sections. This section shall not apply to the holders of any shares of stock of a constituent corporation surviving a merger if, as permitted by subsection (c) of section seventy-eight, the merger did not require for its approval a vote of the stockholders of the surviving corporation.

     86 RIGHT OF APPRAISAL. -- If a corporation proposes to take a corporate action as to which any section of this chapter provides that a stockholder who objects to such action shall have the right to demand payment for his shares and an appraisal thereof, sections eighty-seven to ninety-eight, inclusive, shall apply except as otherwise specifically provided in any section of this chapter. Except as provided in sections eighty-two and eighty-three, no stockholder shall have such right unless (1) he files with the corporation before the taking of the vote of the stockholders on such corporate action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) his shares are not voted in favor of the proposed action.

     87 NOTICE OF STOCKHOLDERS MEETING TO CONTAIN STATEMENT AS TO APPRAISAL RIGHTS. -- The notice of the meeting of stockholders at which the approval of such proposed action is to be considered shall contain a statement of the rights of objecting stockholders. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock, and the directors may authorize the inclusion in any such notice of a statement of opinion by the management as to the existence or non-existence of the right of the stockholders to demand payment for their stock on account of the proposed corporate action. The notice may be in such form as the directors or officers calling the meeting deem advisable, but the following form of notice shall be sufficient to comply with this section:

     "If the action proposed is approved by the stockholders at the meeting and effected by the corporation, any stockholder (1) who files with the corporation before the taking of the vote on the approval of such action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from the corporation (or, in the case of a consolidation or merger, the name of the resulting or surviving corporation shall be inserted), within twenty days after the date of mailing to him of notice in writing that the corporate action has become effective, payment for his shares and an appraisal of the value thereof. Such corporation and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive of chapter 156B of the General Laws of Massachusetts."

     88 NOTICE TO OBJECTING STOCKHOLDER THAT CORPORATE ACTION HAS BECOME EFFECTIVE. -- The corporation taking such action, or in the case of a merger or consolidation the surviving or resulting corporation, shall, within ten days after the date on which such corporate action became effective, notify each stockholder who filed written objection meeting the requirements of section eighty-six and whose shares were not voted in favor of the approval of such action, that the action approved at the meeting of the corporation of which he is a stockholder has become effective. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock. The notice shall be sent by registered or certified mail, addressed to the stockholder at his last know address as it appears in the records of the corporation.

     89 DEMAND FOR PAYMENT BY OBJECTING STOCKHOLDER. -- If within twenty days after the date of mailing of a notice under subsection (e) of section eighty-two, subsection (f) of section eighty-three, or section eighty-eight any stockholder to whom the corporation was required to give such notice shall demand in writing from the corporation taking such action, or in the case of a consolidation or merger from the resulting or surviving corporation, payment for his stock, the corporation upon which such demand is made shall pay to him the fair value of his stock within thirty days after the expiration of the period during which such demand may be made.

     90 DETERMINATION OF VALUE OF STOCK BY SUPERIOR COURT. -- If during the period of thirty days provided for in section eighty-nine the corporation upon which such demand is made and any such objecting


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stockholder fail to agree as to the value of such stock, such corporation or any such stockholder may within four months after the expiration of such thirty-day period demand a determination of the value of the stock of all such objecting stockholders by a bill in equity filed in the superior court in the county where the corporation in which such objecting stockholder held stock had or has its principal office in the commonwealth.

     91 BILL IN EQUITY TO DETERMINE VALUE OF STOCK OF OBJECTING STOCKHOLDERS ON FAILURE TO AGREE ON VALUE THEREOF ETC.; PARTIES TO BILL ETC; SERVICE OF BILL ON CORPORATION; NOTICE TO STOCKHOLDER PARTIES ETC. -- If the bill is filed by the corporation, it shall name as parties respondent all stockholders who have demanded payment for their shares and with whom the corporation has not reach agreement as to the value thereof. If the bill is filed by a stockholder, he shall bring the bill in his own behalf and in behalf of all other stockholders who have demanded payment for their shares and with whom the corporation has not reach agreement as to the value thereof, and service of the bill shall be made upon the corporation by subpoena with a copy of the bill annexed. The corporation shall file with its answer a duly verified list of all such other stockholders, and such corporation shall give notice in such form and returnable on such date as the court shall order to each stockholder party to the bill by registered or certified mail, addressed to the last known address of such stockholder as shown in the records of the corporation, and the court may order such additional notice by publication or otherwise as it deems advisable. Each stockholder who makes demand as provided in section relating to notice, and the giving of notice shall be a sufficient service of process on him. Failure to give notice to any stockholder making demand shall not invalidate the proceedings as to other stockholders to whom notice was properly given, and the court may at any time before the entry of a final decree make supplementary orders of notice.

     92 BILL IN EQUITY TO DETERMINE VALUE OF STOCK OF OBJECTING STOCKHOLDERS ON FAILURE TO AGREE ON VALUE THEREOF, ETC.; ENTRY OF DECREE DETERMINING VALUE OF STOCK; DATE ON WHICH VALUE IS TO BE DETERMINED. -- After hearing the court shall enter a decree determining the fair value of the stock of those stockholders who have become entitled to the valuation of and payment for their shares, and shall order the corporation to make payment of such value, together with interest, if any, as hereinafter provided, to the stockholders entitled thereto upon the transfer by them to the corporation of the certificates representing such stock if certificated or if uncertificated, upon receipt of an instruction transferring such stock to the corporation. For this purpose, the value of the shares shall be determined as of the day preceding the date of the vote approving the proposed corporate action and shall be exclusive of any element of value arising from the expectation or accomplishment of the proposed corporation action.

     93 BILL IN EQUITY TO DETERMINE VALUE OF STOCK OF OBJECTING STOCKHOLDERS ON FAILURE TO AGREE ON VALUE THEREOF, ETC.; COURT MAY REFER BILL, ETC.; TO SPECIAL MASTER TO HEAR PARTIES, ETC. -- The court in its discretion may refer the bill or any question arising thereunder to a special master to hear the parties, make findings and report the same to the court, all in accordance with the usual practice in suits in equity in the superior court.

     94 BILL IN EQUITY TO DETERMINE VALUE OF STOCK OF OBJECTING STOCKHOLDERS ON FAILURE TO AGREE ON VALUE THEREOF, ETC.; STOCKHOLDER PARTIES MAY BE REQUIRED TO SUBMIT THEIR STOCK CERTIFICATES FOR NOTATION THEREON OF PENDENCY OF BILL, ETC. -- On motion the court may order stockholder parties to the bill to submit their certificates of stock to the corporation for notation thereon of the pendency of the bill, and may order the corporation to note such pendency in its records with respect to any uncertificated shares held by such stockholder parties, and may on motion dismiss the bill as to any stockholder who fails to comply with such order.

     95 BILL IN EQUITY TO DETERMINE VALUE OF STOCK OF OBJECTING STOCKHOLDERS ON FAILURE TO AGREE ON VALUE THEREOF, ETC.; TAXATION OF COSTS, ETC.; INTEREST ON AWARD, ETC. -- The costs of the bill, including the reasonable compensation and expenses of any master appointed by the court, but exclusive of fees of counsel or of experts retained by any party, shall be determined by the court and taxed upon the parties to the bill, or any of the, in such manner as appears to be equitable, except that all costs of giving notice to stockholders as provided in this chapter shall be paid by the corporation. Interest shall be paid upon any award from the date of the vote approved the proposed corporate action, and the court may on application of any interested party determine the amount of interest to be paid in the case of any stockholder.


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     96 STOCKHOLDER DEMANDING PAYMENT FOR STOCK NOT ENTITLED TO NOTICE OF
STOCKHOLDERS' MEETINGS OR TO VOTE STOCK OR TO RECEIVE DIVIDENDS, ETC.; EXCEPTIONS. -- Any stockholder who has demanded payment for his stock as provided in this chapter shall not thereafter be entitled to notice of any meeting of stockholders or to vote such stock for any purpose and shall not be entitled to the payment of dividends or other distribution on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the date of the vote approving the proposed corporate action) unless:

   (1) A bill shall not be filed within the time provided in section ninety;

   (2) A bill, if filed, shall be dismissed as to such stockholder; or

   (3) Such stockholder shall with the written approval of the corporation, or in the case of a consolidation or merger, the resulting or surviving corporation, deliver to it a written withdrawal of his objections to and an acceptance of such corporation action.

     Notwithstanding the provisions of clauses (1) to (3), inclusive, said stockholder shall have only the rights of a stockholder who did not so demand payment for his stock as provided in this chapter.

     97 CERTAIN SHARES PAID FOR BY CORPORATION TO HAVE STATUS OF TREASURY STOCK, ETC. -- The shares of the corporation paid for by the corporation pursuant to the provisions of this chapter shall have the status of treasury stock or in the case of a consolidation or merger the shares or the securities of the resulting or surviving corporation into which the shares of such objecting stockholder would have been converted had he not objected to such consolidation or merger shall have the status of treasury stock or securities.

     98 ENFORCEMENT BY STOCKHOLDER OF RIGHT TO RECEIVE PAYMENT FOR HIS SHARES TO BE EXCLUSIVE REMEDY; EXCEPTION. -- The enforcement by a stockholder of his right to receive payment for his shares in the manner provided in this chapter shall be an exclusive remedy except that this chapter shall not exclude the right of such stockholder to bring or maintain an appropriate proceeding to obtain relieve on the ground that such corporate action will be or is illegal or fraudulent as to him.


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